35

07022028

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takeda Pharmaceutical Company Limited

*CURRENT ADDRESS 1-1, Doshomachi 4-Chome
Chuo-ku, Osaka 540-8645
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

FILE NO. 82- 35071 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☑ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: EBS

BEST AVAILABLE COPY DATE: 3/27/07

April 1, 2005

Takeda Pharmaceutical Company Limited



# Sucampo Submits New Drug Application for Lubiprostone, an Investigational Compound for the Treatment of Chronic Idiopathic Constipation

*Submission Marks Key Step in Takeda and Sucampo Partnership in U.S. Market*

OSAKA, JAPAN ---Takeda Pharmaceutical Company Limited ("Takeda",) announced today its partner, Sucampo Pharmaceuticals, Inc., submitted a New Drug Application (NDA) to the United States Food and Drug Administration (FDA) on March 31, 2005 to market lubiprostone, a novel compound with a unique mechanism of action, for the treatment of chronic idiopathic constipation and associated symptoms in adults. Based on an agreement reached in October 2004, Takeda will market lubiprostone, once approved, in U.S. and Canada through their US subsidiary.

Lubiprostone, administered orally, has been shown to work locally in the GI tract by activating specific chloride channels (a protein that carries chloride) on cells lining the small intestine and increase intestinal fluid secretion. Increased fluid level softens the stool, promotes spontaneous bowel movements, and reduces abdominal discomfort, pain and bloating.

" This NDA submission marks a significant product milestone in Sucampo's history. We believe lubiprostone could provide an important new treatment option for the millions of people who suffer from chronic constipation and its symptoms," said Sachiko Kuno, Ph.D., president and chief executive officer of Sucampo. " Our studies suggest that the unique mechanism of action of lubiprostone may offer a more targeted approach to managing the symptoms of constipation."

"We are very pleased with this NDA submission by our partner Sucampo, as it surely will support the realization of our ongoing commitment to providing new and innovative options to physicians and their patients," said Yasuchika Hasegawa, president and chief

operating officer, Takeda.

For the NDA application, Sucampo has provided results from two Phase 3 pivotal efficacy studies, results of a randomized withdrawal (RW) study and three long-term safety studies, including two 12-month safety studies. These pivotal studies demonstrated that lubiprostone produced rapid and sustained effects in treating the symptoms of constipation, performing significantly better than placebo in men and women over age 18 for all constipation variables tested. Further, results from the RW study indicated no rebound effect after treatment discontinuation.

In addition, a Phase 2 trial was completed that studied lubiprostone for constipation-predominant irritable bowel syndrome (IBS-C), and lubiprostone is expected to enter Phase 3 soon. Lubiprostone also is being evaluated for other bowel dysfunctions and GI disturbances.

Sucampo and Takeda reached an agreement that provided Takeda marketing rights in North America, as well as the option for marketing rights in other territories, including Japan and Europe. The manufacturing and supply of lubiprostone has been granted to R-Tech Ueno, Ltd (Tokyo, Japan), a member of Sucampo Group.

# # #

Reference

<About Constipation and Chronic Constipation>

Constipation, defined as infrequent and difficult passage of stool, is one of the most common disorders suffered by Americans. It affects between 2% and 27% of the population in Western countries. In the U.S., it results in more than 2.5 million visits to physicians, 92,000 hospitalizations annually. (*1) Factors contributing to the development ofconstipation include a diet low in soluble and insoluble fiber, inadequate exercise,bowel disorders, neuromuscular disorders and poor abdominal pressure/muscular atrophy. Other contributing factors include side effects from medication, particularly narcotic analgesics, antidepressants, anticholinergics, antispasmodics and antihistamines. Chronic constipation is a disorder of colon motility which is present for at least 3 months and results in infrequent bowel movements and demonstrated difficulty in evacuating stools.

<About Irritable Bowel Syndrome (IBS)>

IBS is a chronic, recurrent disorder characterized by the multiple symptoms of abdominal pain and discomfort, bloating, and extreme changes of bowel habits such as constipation and/or diarrhea. IBS is considered to be one of the most common gastrointestinal disorders. It is reported that approximately 30 million people in North America meet the diagnostic criteria for IBS. (*1) There are currently few choices of treatment available for the multiple symptoms of IBS. According to the American Gastroenterological Association, the cause of IBS is not known. It is said that this disease could be caused by lifestyle or psychological stress, though the cause of the disease is not known. Patients diagnosed with IBS are commonly classified as having constipation-predominant IBS, diarrhea-predominant

IBS or alternating IBS (alternating between constipation and diarrhea). The condition causes a great deal of discomfort and distress for its sufferers. While not life threatening, it can significantly interfere with daily activities and reduce their quality of life.

<About Sucampo>

Sucampo Pharmaceuticals, Inc. is a pharmaceutical company focusing on that concentrates on developing compounds from its proprietary functional fatty acid technology platform, which consists of exclusive rights in the Americas to a portfolio of more than 650 patents. The company, founded in 1996 by Dr. Ryuji Ueno and Dr. Sachiko Kuno in Bethesda, MD, focuses principally on developing novel therapies for gastrointestinal, liver and circulatory indications, and is strategically selecting and developing candidates for other indications. Sucampo's functional fatty acid platform is based on the discoveries of Company Founder, Dr. Ryuji Ueno. To learn more about Sucampo, visit www.sucampo.com/.

<About Takeda>

Takeda Pharmaceutical Company Limited is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the industry's leaders worldwide, Takeda is committed to strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Takeda is actively dedicated to enhance its pipeline for future growth through alliance as well as in-house R&D activities.

(*1) New England Journal of Medicine 2003; 349: 1360-8 Lembo A, Camilleri M / "Chronic Constipation".
(*2) The American Journal of Gastroenterology 2002 ; 97(8) : 1910-1915 Saito Y, et al /"The Epidemiology of Irritable Bowel Syndrome in North America: A Systematic Review"

###

April 7, 2005

RECEIVED

2007 MAR -5 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wyeth K.K.
Takeda Pharmaceutical Company Limited

# Partial Transfer of Wyeth K.K. Equity from Takeda to Wyeth

Madison N.J., U.S.A. and Osaka, Japan --- Wyeth (Headquarters: Madison, N.J., U.S.A.; President, Chief Executive Officer and Chairman: Robert Essner, "Wyeth") and Takeda Pharmaceutical Company Limited (Headquarters:, Osaka; President: Yasuchika Hasegawa, "Takeda") agreed that Takeda, which holds a 40 percent share, would transfer a 10 percent share of Wyeth K.K. (Headquarters:,-Tokyo; President: Rune Bremberg) to Wyeth with the transfer to be completed today.

The transfer has been made pursuant to an Equity Transfer Agreement entered into by Wyeth and Takeda in May 2003. This transfer gives Wyeth 70% ownership of Wyeth K.K. and full management control over the joint venture.

Though financial details of the equity transfer were not disclosed, the value of the equity was calculated using a formula to achieve fair market value. Takeda's remaining 30 percent equity in Wyeth K.K. will be acquired by Wyeth in increments over the next few years. Takeda will retain pro-rated seats on the Wyeth K.K. Board of Directors and will also continue to be the exclusive distributor of Wyeth K.K. products in Japan.

Mr. Robert Essner, President, Chief Executive Officer and Chairman, Wyeth, said: "The partnership between Wyeth and Takeda has been a very productive and cooperative business endeavor in Japan. The time is right for Wyeth to take control of Wyeth K.K.'s operations to establish a Wyeth platform for growth in Japan, the second largest pharmaceutical market."

## About Wyeth

Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of pharmaceuticals, vaccines, biotechnology products and nonprescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

## About Wyeth K.K.

Wyeth K.K. is engaged in a full range of pharmaceutical business activities including developing, importing, manufacturing and marketing pharmaceutical products with the aim of becoming a leading company in the pharmaceutical industry in Japan. Our corporate vision is Leading the way to a healthier world. We strive to achieve this vision by bringing to the world pharmaceutical and health-care products that improve peoples' lives and deliver outstanding value to our customers. WKK has more than 1,200 employees. The history of Wyeth K.K. began in 1953 with Lederle (Japan), Ltd., a 50-50 joint venture between the American Cyanamid Company and the then Takeda Chemical Industries, Ltd. In 1994, American Home Products Corporation, now known as Wyeth, acquired American Cyanamid making it a joint venture between Wyeth and Takeda. In 1998 Wyeth took a 60% position in the joint venture and the pharmaceutical business of Wyeth (Japan) Corporation was combined with Lederle (Japan), Ltd., which then changed its name to Wyeth Lederle Japan, Ltd. In December 2003, its name was changed to Wyeth K.K. See

details, at www.wyeth.jp.

About Takeda
Takeda, in its management plan, sets a course by which the company will become an " R&D-driven world-class pharmaceutical company" . Takeda will exert its best efforts to enhance its R&D pipeline in selected core therapeutic classes such as "lifestyle-related diseases", "cancer and urological diseases and gynecological disorders", "central nervous system disorders, and bone and joint diseases", and "life-cycle management of drugs for digestive system disorders".
Takeda is reinforcing its in-house R&D, promoting life cycle management, and actively introducing new products and form alliances in order to realize its management mission of 'striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products'. See details at www.takeda.co.jp.

# # #

April 7, 2005

Toray Industries, Inc.
Takeda Pharmaceutical Company Limited

# Toray and Takeda to Jointly Develop and Market an Investigational Compound for Frequent Urination/Urinary Incontinence

Tokyo and Osaka --- Toray Industries, Inc. ("Toray", Tokyo, President and CEO/COO: Sadayuki Sakakibara) and Takeda Pharmaceutical Company Limited ("Takeda", Osaka, President and COO: Yasuchika Hasegawa) announced today that both parties concluded a joint development and marketing agreement on an investigational compound for frequent urination/urinary incontinence.

The compound (Development code: TRK-130 [Toray], TAK-363 [Takeda]) was found from the compound library of Toray as a potential treatment for such diseases, through joint research by both parties that started in June 2000.

Under the terms of the agreement, Toray and Takeda are responsible for development and marketing in Japan and overseas countries respectively, and this collaboration scheme is expected to enable the efficient development processes for earliest possible commercialization of this compound. The compound is now in the preparation stage for Phase I studies in the U.S.

Frequent urination and urinary incontinence are mostly seen as the symptoms of the overactive bladder (OAB) with increased patients in line with aging, and affect the quality of life (QOL) remarkably because the daily lifestyle habits such as the nighttime sleep or transportation are disturbed.

Currently, theses symptoms are treated with anticholinergic agents which are known to have side effects such as dry mouth, constant urge to urinate and constipation. Based on the findings to date, this compound has different mechanism of action to suppress the bladder hypersensitivity with high selectivity, and is expected to have lesser side effects which can be seen with the treatment by anticholinergic agents. Therefore, it can be a treatment option with new mechanism of action for frequent urination and urinary incontinence, contributing to improvement of the QOL of the patients.

<u>About Overactive bladder (OAB)</u>
OAB is brought by excess contraction of bladder smooth muscles due to CNS diseases such as cerebrovascular disorders, dementia and multiple sclerosis, or aging and prostate hypertrophy. According to some epidemiological data, 17% of the total population in Western countries, and 12% of population over 40 years old in Japan, are affected by this disease. (*)
(*) Source: Prog. Med., 23, 2013(2003), The 10th Neurogenic Bladder Society

<u>About TRK-130/TAK-363</u>
It has different and new mechanism of action as compared to conventional treatments for frequent urination and urinary incontinence such as anticholinergic agents. Anticholinergic agents directly act on bladder smooth muscles to suppress its excess contraction, and at the same time, also act on salivary gland to induce side effect as dry mouth. TRK-130 or TAK-363 does not have direct action on bladder, and is

supposed to show efficacy through suppressing abnormal signs from bladder to central nervous system in OAB, therefore, it is expected to show efficacy wherein anticholinergic agents are ineffective, even with lesser side effects.

<u>About Toray</u>

Name: Toray Industries, Inc.
Location: 2-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
President: Sadayuki Sakakibara
Capital: 96.9 billion yen

<u>About Takeda</u>

Name: Takeda Pharmaceutical Company Limited
Location: 1-1, Doshomachi, 4-chome, Chuo-ku, Osaka
President: Yasuchika Hasegawa
Capital: 63.5 billion yen

# # #

# Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005

May 11, 2005

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First section of each) Fukuoka, Sapporo
Code number: 4502
Board of Directors meeting: May 11, 2005
Use of U.S. accounting standards: No
Tel: +81-6-6204-2060
+81-3-3278-2039

## 1. Results for Fiscal 2004 (April 1, 2004 - March 31, 2005)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Fiscal 2004 | 1,122,960 | 3.4 | 385,278 | 3.7 | 442,111 | (0.9) |
| Fiscal 2003 | 1,086,431 | 3.9 | 371,633 | 19.6 | 446,083 | 10.1 |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Earnings per share (diluted) (¥) | Return on equity (%) | Ordinary income/total assets (%) | Ordinary income/net sales (%) |
|---|---|---|---|---|---|---|---|
| Fiscal 2004 | 277,438 | (2.7) | 313.01 | — | 14.7 | 18.1 | 39.4 |
| Fiscal 2003 | 285,264 | 5.0 | 321.86 | — | 17.0 | 20.3 | 41.1 |

Notes:
1. Equity in earnings of affiliates: ¥45,431 million (Fiscal 2003: ¥72,663 million)
2. Average number of shares outstanding (consolidated): 885,240,576 shares (Fiscal 2003: 885,264,452 shares)
3. Changes in accounting methods: No
4. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous fiscal year.

(2) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity/total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Fiscal 2004 | 2,545,435 | 2,001,414 | 78.6 | 2,260.52 |
| Fiscal 2003 | 2,335,660 | 1,781,010 | 76.3 | 2,011.48 |

Note: Number of shares outstanding at end of period (consolidated): 885,221,980 shares (Fiscal 2003: 885,254,945 shares)

(3) Cash Flows

| | Net cash provided by operating activities (¥ million) | Net cash (used in) provided by investing activities (¥ million) | Net cash used in financing activities (¥ million) | Cash and cash equivalents at end of period (¥ million) |
|---|---|---|---|---|
| Fiscal 2004 | 295,539 | (72,305) | (73,912) | 1,264,324 |
| Fiscal 2003 | 311,122 | (139,322) | (59,344) | 1,076,084 |



(4) Scope of consolidation and application of the equity method
- Consolidated subsidiaries: 48 companies
- Unconsolidated subsidiaries accounted for by the equity method: None
- Affiliated companies accounted for by the equity method: 23 companies

(5) Changes in scope of consolidation and application of the equity method
- Consolidation: (New) 1 company (Eliminated) None
- Equity method: (New) None (Eliminated) None

## 2. Projected Results for Fiscal 2005 (April 1, 2005 - March 31, 2006)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) |
|---|---|---|---|
| Interim period | 570,000 | 220,000 | 155,000 |
| Fiscal 2005 | 1,155,000 | 445,000 | 295,000 |

Reference: Estimated earnings per share (fiscal 2005): ¥332.86

Notes: 1. Estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends and exchange rates.
2. For the assumptions and other issues related to the above projections, please refer to page 12.

## Contents

## (1) The Takeda Group

The Takeda Group consists of 72 companies, including the parent company submitting these consolidated financial statements, 48 consolidated subsidiaries and 23 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.



Domestic
Overseas
Pharmaceuticals
【Ethical Drugs】
★ Nihon Pharmaceutical Co., Ltd. 《Production/Sales》
◎ Wyeth K.K. 《Production/Sales》
and others
【Consumer Healthcare】
★ Takeda Healthcare Products Co., Ltd. 《Production》
and others
Other Businesses
【Bulk Vitamin】
◎ BASF Takeda Vitamins Ltd. 《Sales》
【Life-Environment】*
★ Japan EnviroChemicals, Ltd. 《Production/Sales》
and others
【Others】
★ Wako Pure Chemical Industries, Ltd. 《Production/Sales》
★ Takeda Food Products, Ltd. 《Production/Sales》
★ Mizusawa Industrial Chemicals, Ltd. 《Production/Sales》
◎ Takeda Schering-Plough Animal Health K.K. 《Sales》
◎ Mitsui Takeda Chemicals, Inc. 《Production/Sales》
◎ Takeda-Kirin Foods Corporation 《Production/Sales》
◎ Sumitomo Chemical Takeda Agro Company, Ltd. 《Production/Sales》
and others
Takeda Pharmaceutical Company Limited
Pharmaceuticals
【Ethical Drugs】
(North America)
★ Takeda America Holdings, Inc. 《Holding Company》
★ Takeda Pharmaceuticals North America, Inc. 《Sales》
★ Takeda Global Research and Development Center, Inc. 《Development》
★ Takeda San Diego, Inc. 《Research》
★ Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎ TAP Pharmaceutical Products Inc. 《Sales/Development》
(Europe)
★ Takeda Pharma GmbH 《Sales》
★ Takeda Pharma Ges.m.b.H 《Sales》
★ Takeda Pharma AG 《Sales》
★ Laboratoires Takeda 《Sales》
★ Takeda Italia Farmaceutici S.p.A. 《Production/Sales》
★ Takeda UK Limited 《Sales》
★ Takeda Europe Research & Development Centre Ltd. 《Development》
★ Takeda Ireland Ltd. 《Production》
★ Takeda Pharma Ireland Limited 《Production》
(Asia)
★ Takeda Chemical Industries (Taiwan), Ltd. 《Sales》
★ P.T. Takeda Indonesia 《Production/Sales》
★ Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production/Sales》
◎ Boie-Takeda Chemicals, Inc. 《Sales》
◎ Takeda (Thailand), Ltd. 《Production/Sales》
and others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiary
◎: Affiliate Accounted for by the Equity Method


* In the Life-Environment business, shares of three consolidated and affiliated companies (reported by the equity method), including Japan EnviroChemicals, Ltd. were assigned to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd. on April 1, 2005.

Consolidated Subsidiaries and Affiliates

**(Consolidated Subsidiaries)**

| Company name | Address | Capital (millions of yen) | Principal business | Percentage of voting shares owned (%) | Transactions | Other |
|---|---|---|---|---|---|---|
| Nihon Pharmaceutical Co., Ltd. | Chiyoda-ku, Tokyo | ¥760 | Pharmaceuticals (Ethical Drugs and Consumer Healthcare) | 87.5 (1.0) | Sells drugs, etc., to Takeda | — |
| Takeda Pharmaceuticals North America, Inc. | Lincolnshire, IL U.S.A. | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Purchases drugs from Takeda | — |
| Takeda Pharma GmbH | Aachen, Germany | EURO 5 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Pharma Ges.m.b.H | Vienna, Austria | EURO 0.1 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Takeda Pharma AG | Lachen, Switzerland | CHF0.3 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Laboratoires Takeda | Puteaux Cedex, France | EURO 2 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Italia Farmaceutici S.p.A. | Rome, Italy | EURO 1 million | Pharmaceuticals (Ethical Drugs) | 76.9 | Purchases drugs from Takeda | — |
| Takeda UK Limited | Buckinghamshire, United Kingdom | □86 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Chemical Industries (Taiwan), Co., Ltd. | Taipei, Taiwan | NT$90 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| P.T. Takeda Indonesia | Jakarta, Indonesia | Rp1,467 million | Pharmaceuticals (Ethical Drugs) | 70.0 | Purchases drugs from Takeda | — |
| Tianjin Takeda Pharmaceuticals Co., Ltd. | Tianjin, China | US$19 million | Pharmaceuticals (Ethical Drugs) | 75.0 | Purchases drugs from Takeda | — |
| Takeda America Holdings, Inc. | New York, NY U.S.A. | US$2,827 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda San Diego, Inc. | San Diego, CA U.S.A | US$15 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Handles drug research and development on behalf of Takeda | — |
| Takeda Research Investment, Inc. | Palo Alto, CA U.S.A. | US$12 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | — | — |
| Takeda Global Research and Development Center, Inc. | Lincolnshire, IL U.S.A. | US$5 million | Pharmaceuticals (Ethical Drugs) | 100.0*** (100.0) | Handles drug development and approval on behalf of Takeda | — |
| Takeda Europe Research & Development Centre Ltd. | London, United Kingdom | □0.8 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug development and approval on behalf of Takeda | — |
| Takeda Ireland Ltd. | Kilruddery, Ireland | EURO 92 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug manufacture on behalf of Takeda | — |
| Takeda Pharma Ireland Limited | Clondalkin Ireland | EURO 514 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Healthcare Products Co., Ltd. | Fukuchiyama, Kyoto | ¥400 | Pharmaceuticals (Consumer Healthcare) | 100.0 | Sells over-the-counter drugs to Takeda | Leases land and buildings from Takeda |
| Japan EnviroChemicals, Ltd. | Chuo-ku, Osaka | ¥2,055 | Other (Life-Environment) | 100.0 | — | Leases land and buildings from Takeda |
| Wako Pure Chemical Industries, Ltd. | Chuo-ku, Osaka | ¥2,340 | Other (others) | 70.3 (0.8) | Sells reagents to Takeda | — |
| Takeda Food Products, Ltd. | Chuo-ku, Osaka | ¥2,000 | Other (others) | 100.0 | Purchases quasi-drugs from Takeda | — |
| Mizusawa Industrial Chemicals, Ltd. | Chuo-ku, Tokyo | ¥1,519 | Other (others) | 54.3 (1.2) | — | — |
| and 25 others | | | | | | |

**(Affiliates)**

| Company name | Address | Capital (millions of yen) | Principal business | Percentage of voting shares owned (%) | Transactions | Other |
|---|---|---|---|---|---|---|
| Wyeth K.K. | Chuo-ku, Tokyo | ¥1,890 | Pharmaceuticals (Ethical Drugs and Consumer Healthcare) | 40.0 | Sells drugs to Takeda | — |
| TAP Pharmaceutical Products Inc. | Lake Forest, IL U.S.A. | US$40 million | Pharmaceuticals (Ethical Drugs) | 50.0* (50.0) | Purchases drugs from Takeda | — |
| Boie-Takeda Chemicals, Inc. | Manila, Philippines | PHP77 million | Pharmaceuticals (Ethical Drugs) | 50.0 | Purchases drugs from Takeda | — |
| Takeda (Thailand), Ltd. | Bangkok, Thailand | THB20 million | Pharmaceuticals (Ethical Drugs) | 48.0 | Purchases drugs from Takeda | — |
| BASF Takeda Vitamins Ltd. | Chiyoda-ku, Tokyo | ¥10 | Other (Bulk Vitamin) | 34.0 | — | — |
| Takeda Schering-Plough Animal Health K.K. | Chuo-ku, Osaka | ¥710 | Other (others) | 40.0 | Consigns production of animal health products to Takeda | — |
| Mitsui Takeda Chemicals, Inc. | Chiyoda-ku, Tokyo | ¥20,008 | Other (others) | 49.0 | — | — |
| Takeda-Kirin Foods Corporation | Chuo-ku, Tokyo | ¥5,000 | Other (others) | 49.0 | — | — |
| Sumitomo Chemical Takeda Agro Company, Ltd. | Chuo-ku, Tokyo | ¥9,380 | Other (others) | 40.0 | — | Leases land and buildings from Takeda |
| and 14 others | | | | | | |

Notes:

1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd. and Takeda Pharma Ireland Limited are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc., companies with a double asterisk (**) are owned by Takeda Pharma GmbH, and company with a triple asterisk (***) is owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. In June 2004, Takeda Pharmaceuticals North America, Inc. reduced its capital stock to one dollar.
7. In March 2005, the Company acquired Syrrx Inc., a biotechnology venture company in the U.S., through Takeda America Holdings Inc. The company name of the acquired business was changed Takeda San Diego, Inc.

## (2) Management Policies

Through its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products", Takeda is aiming at becoming a "world-class pharmaceutical company" that specializes in the pharmaceutical business and conduct business operations globally.

While making every effort to accomplish the goals of the 2001 - 2005 Medium-term Management Plan in Fiscal 2005, the Plan's final fiscal year, Takeda is carrying out the following measures in order to establish a foundation for the next medium-term management plan. Takeda is aiming at realizing its management mission through these measures, and will strive for the further growth of Takeda Group and for maximization of shareholder value.

1. Enhancing and strengthening the R&D pipeline
   Takeda will seek to launch new products sustainably in the mid-and-long term by discovering and licensing candidate compounds and promptly moving them forward to the advanced research and development stage, through the three strategic pillars of in-house research and development, licensing and alliances, and maximization of added value in international strategic products.

2. Maintaining growth potential and expanding market share of existing core products
   Takeda will implement differentiation focus strategies to succeed against competitive products and promote the maximization of product life-cycles, which actions will include the addition of new indications and formulations, with the objective of maintaining the growth potential of existing core products and increasing their market shares amid intensifying competition, as well as expanding the presence of the Takeda Group in the global market. In addition, Takeda will take all possible measures for launch of new products and their rapid penetration into the markets, which will serve as a core of growth in the next mid-term management plan period.

3. Building global operating infrastructure and scheme
   As an essential condition for its transformation into a world-class pharmaceutical company originating in Japan that conducts a global pharmaceutical business, Takeda will build and strengthen a unique operating infrastructure that is simple and effective.

4. Establishing a solid business structure free of influence from environmental changes
   While promoting further reform of organizational control and business operations with the placement of optimal numbers of human resources, Takeda will more thoroughly promote the efficient use of expenses and strengthen cost competitiveness with the aim of building a solid business structure that will be free of influence from environmental changes and allow for sustainable expansion of business performance.

### (3) Results of Operations and Financial Position

1. Summary of Annual Results

1) Overview of Results

In the ethical pharmaceutical industry, various measures for restraining healthcare expenditures have been implemented around the world, and the overall market growth has been slowed year by year.

In the United States market, as various measures implemented by federal and state governments as well as private insurance companies have made generic drugs rapidly penetrating the market upon expiration of patent term of blockbuster products, there is increasing pressure to reduce the prices of branded products. In addition, competition has also intensified with the increasing use of generic drugs and prescription-to-OTC switches in markets including treatments for peptic ulcer, prostate cancer and endometriosis, Takeda's main therapeutic areas. In the Japanese market, stronger measures are being taken to restrain healthcare expenditures, including periodic reductions of National Health Insurance (NHI) drug prices by the government and promotion of the use of generic products. As a result, the pharmaceutical market growth rate in Japan is the lowest among developed countries. In the European market, too, growth is moderating due to factors including stronger measures for controlling drug costs and the expansion of parallel imports.

Due to the increased cost of creating new drugs, as well as slowdown in market growth rate, integration of the pharmaceutical companies has accelerated both in Japan and overseas, and intercorporate competition has further intensified.

Consolidated results for the fiscal year were as follows:

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥ 1,123.0 billion | ¥ 36.5 billion (3.4 %) increase |
| Operating income | ¥ 385.3 billion | ¥ 13.6 billion (3.7 %) increase |
| Ordinary income | ¥ 442.1 billion | ¥ 4.0 billion (0.9 %) decrease |
| Net income | ¥ 277.4 billion | ¥ 7.8 billion (2.7 %) decrease |

Note: Until last year, results for January-December period of overseas subsidiaries with fiscal years ending December were consolidated to Takeda's fiscal year (April - March period). Starting from this fiscal period, Takeda consolidates the accounts of these companies using the same months (April - March) to provide shareholders and investors with results that are more accurate and timely reflection of the actual state of operations. For this fiscal year—the transition period—results consolidating the January - December figures are used in stating results for previous fiscal years.

**Net sales** totaled ¥1,123 billion, a year-on-year increase of ¥36.5 billion (3.4 percent). Sales of ethical drugs increased ¥37.7 billion (4.3 percent)—primarily due to growth of drugs developed in-house by Takeda in Japan and Europe—and contributed to the overall increase in net sales. The effect of foreign exchange translations was a net decrease of ¥13.6 billion compared with the previous fiscal year, as the yen strengthened against the U.S. dollar while it weakened against the euro.

**Operating income** increased ¥13.6 billion (3.7 percent) to ¥385.3 billion. In March 2005, Takeda acquired a U.S. biotechnology venture, "Syrrx, Inc." (currently, "Takeda San Diego, Inc."). General and administrative expenses increased ¥13.1 billion, including an increase of ¥11.8 billion in R&D expenses, which was mainly due to a one-time charge of ¥20.6 billion arising from the acquisition of Syrrx, expensed as R&D expenses. However, the increase in

gross profit (increase of ¥26.7 billion) absorbed such increase in expenses and contributed to the increase in operating income.

**Ordinary income** was ¥442.1 billion, a decrease of ¥ 4 billion (0.9 percent). Although the rising U.S. interest level increased interest income, non-operating profit and loss decreased ¥17.6 billion from the previous fiscal year, mainly due to a decrease of equity in earnings of the U.S. equity method affiliate "TAP Pharmaceutical Products Inc." ("TAP"), reflecting the weakening of market and the intensifying of competition with other companies' products, in addition to the impact of the strengthening yen against the dollar.

**Net income** was ¥277.4 billion, a year-on-year decrease of ¥7.8 billion (2.7 percent).

2) Cash Flows

Cash flows for the period resulted in a net surplus of ¥164.5 billion (the expenditure for the Syrrx acquisition was $270 million). Combined with the ¥23.7 billion increase from the change to same-month consolidated accounts of overseas subsidiaries and affiliates that have fiscal years ending in December, cash and cash equivalents (marketable securities and time deposits maturing or redeemable within 3 months of date of acquisition) as of March 31, 2005 totaled ¥1,264.3 billion.

Investment in property, plant and equipment totaled ¥49.2 billion, mainly comprising ¥9 billion for constructing a discovery research facility on the site of the Osaka Plant, ¥6 billion for constructing a facility for manufacturing vaccine solutions at the Hikari Plant and ¥3.5 billion for constructing a new production facility for healthcare products of Takeda Healthcare Products Co., Ltd.

Historical cash flow indicators are as shown below.

| | Year ended 3/31/01 | Year ended 3/31/02 | Year ended 3/31/03 | Year ended 3/31/04 | Year ended 3/31/05 |
|---|---|---|---|---|---|
| Shareholders' equity ratio | 69.4% | 72.3% | 76.1% | 76.3% | 78.6% |
| Shareholders' equity ratio on market value basis | 306.6% | 235.2% | 190.4% | 175.9% | 177.7% |
| Debt repayment term (years) | 0.05 | 0.03 | 0.02 | 0.02 | 0.03 |
| Interest coverage ratio | 331.5 | 429.3 | 975.8 | 1,297.5 | 1,451.6 |

Notes:
Shareholders' equity ratio: Shareholders' equity/Total assets
Shareholders' equity ratio on market value basis: Market capitalization/Total assets
Debt repayment term: Interest-bearing debt/Operating cash flow
Interest coverage ratio: Operating cash flow/Interest expense
* All indicators are calculated using consolidated financial figures.
* Market capitalization is calculated by multiplying fiscal year-end closing share price by number of shares outstanding (excluding treasury stock) at fiscal year end.
* Operating cash flow is net cash provided by operating activities in consolidated statements of cash flows, less interest expense and income taxes paid. Interest-bearing debt includes all consolidated balance sheet liabilities on which interest is paid. For interest payments, amount of interest paid in consolidated statements of cash flows is used.

3) Cash Dividends

Takeda's basic policy is to return profits to shareholders according to consolidated results for each accounting period. Takeda seeks to increase distribution of profits, with a target consolidated payout ratio of 30 percent, taking into overall consideration its prospect of financial condition and medium- to long-term capital requirements for business investments to increase the value of the Company. Retained earnings are allocated to investments leading to future growth, such as the research and development of ethical drugs and reinforcement of Takeda's business infrastructure in Europe and the United States.

In regard to dividends for this fiscal year, Takeda plans to pay cash dividends of ¥88.00 per share, an increase of ¥11.00 from the previous fiscal year. This total comprises a year-end dividend of ¥44.00 per share and an interim dividend of ¥44.00 per share.

4) Results by Segment

(1) Business Segments

(Consolidated sales by segment below represent net sales to outside customers in each segment.)

[Pharmaceuticals Segment] (Billions of yen)

| Type of Business | Net Sales | | Operating Income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Pharmaceuticals-total | 970.5 | 35.2 | 397.4 | 16.1 |
| Ethical Drugs | 914.8 | 37.7 | | |
| Domestic | 451.9 | 22.2 | | |
| Overseas | 462.9 | 15.5 | | |
| Consumer Healthcare | 55.7 | (2.5) | | |

The **Pharmaceuticals** segment posted net sales of ¥970.5 billion, an increase of ¥35.2 billion (3.8 percent) over the previous fiscal year. Operating income increased ¥16.1 billion (4.2 percent) to ¥397.4 billion, in spite of the increase in R&D expenses.

In the **Ethical Drugs** business, net sales increased ¥37.7 billion (4.3 percent) to ¥914.8 billion.

In the **domestic** market, while competition increased in each therapeutic area, Takeda focused on providing high-quality scientific information to the medical profession in order to expand sales of core products. As a result, the fiscal year saw increased sales of the hypertension treatment *Blopress* (a ¥10.8 billion increase to ¥103.5 billion), the peptic ulcer treatment *Takepron* (a ¥5.3 billion increase to ¥47.5 billion), *Basen*, an improving agent for postprandial hyperglycemia in diabetes mellitus (a ¥4.6 billion increase to ¥61.5 billion) and *Actos*, a treatment for diabetes (a ¥3.9 billion increase to ¥15.5 billion). Sales of other core product *Benet*, an osteoporosis treatment, and *Leuplin*, a treatment for prostate cancer and endometriosis, also increased. These increases absorbed the impact of NHI drug price revisions implemented in April 2004; net sales of ethical drugs in Japan therefore increased ¥22.2 billion (5.2 percent) over the previous fiscal year to ¥451.9 billion. In May 2004, Takeda launched *Glufast* tablets, a novel, short-acting insulin secretagogue created and developed by Kissei Pharmaceutical Co., Ltd. In March 2005, Takeda launched *Enbrel* (generic name: *Etanercept*), a treatment for rheumatoid arthritis of Wyeth K.K., a domestic equity method affiliate. *Enbrel* is under co-promotion by Takeda and Wyeth K.K.
In the meantime, of the 40% equity stake in Wyeth K.K. originally held by Takeda, 10% was transferred to Wyeth Corporation in the U.S. The remaining 30% equity stake in Wyeth K.K.

currently held by Takeda will be transferred to Wyeth Corporation in the U.S. on a step-by-step basis in the coming years.

In **overseas** markets, there was a decrease in exports of the peptic ulcer treatment *Lansoprazole* (domestic brand name: *Takepron*) to TAP in the United States, and the royalty income decreased accordingly. The strengthening of the yen against the dollar also had a negative effect. However, sales of the diabetes treatment *Actos* by Takeda Pharmaceuticals North America Inc. ("TPNA"), a consolidated subsidiary in the United States, increased $165 million over the previous fiscal year to $1,529 million; sales of *Lansoprazole*, *Actos*, leuprolide acetate (domestic brand name: *Leuplin*) and other core products also increased in Europe. As a result, overseas net sales of ethical drugs increased ¥15.5 billion (3.5 percent) over the previous fiscal year to ¥462.9 billion.

In the **Consumer Healthcare business**, net sales decreased ¥2.5 billion (4.3 percent) from the same period in the previous year to ¥55.7 billion. Sales of *Alinamin* products and *Hicee* products declined due to such factors as market slowdowns and increasing competition, which were only partially offset by higher sales of Benza products. This was supported by the launch of cold remedies, *Benza Block S* and *Benza Block L* in September 2004, and *Benza Bien Yaku α (twice-a-day type)* and *Benza Bien Spray* for rhinitis in December 2004; and higher sales of *Actage AN Jo*, an oral medication for joint and nerve pain.

[Other Businesses] (Billions of yen)

| Type of Business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Other Businesses-total | 152.5 | 1.3 | 13.7 | (0.5) |

Net sales for **other businesses** decreased ¥1.3 billion (0.9 percent) from the previous year to ¥152.5 billion, while operating income decreased ¥0.5 billion (3.6 percent) to ¥13.7 billion.

As of April 1, 2005, Takeda transferred its holding shares in three consolidated subsidiaries and equity method affiliates, including Japan EnviroChemicals Ltd., engaging in life-environment business, to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

(2) Geographic Segments

Geographic segments are presented in three classifications: Japan, North America and Europe and Asia. Exports from Takeda to its consolidated group companies and unconsolidated affiliates accounted for by the equity method are included in net sales and operating income of the Japan segment.

(Billions of yen)

| Geographic segment | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Japan | 917.3 | 22.8 | 376.7 | 22.6 |
| North America | 189.1 | 27.7 | 18.1 | (8.6) |
| Europe and Asia | 126.3 | 16.9 | 18.2 | 4.3 |
| Eliminations / Corporate | (109.7) | (30.8) | (27.6) | (4.6) |
| Total | 1,123.0 | 36.5 | 385.3 | 13.6 |

Note: In accordance with Regulation for Consolidated Financial Statements in Japan, equity in earnings of affiliates is recorded as non-operating income.

5) Research & Development

Takeda is focusing on to strengthen research activities in the selected core areas of lifestyle-related diseases, to reinforce its ability to identify drug discovery targets using genomic information and to accelerate its development projects.

In September 2004, Takeda submitted a new drug application to the U.S. Food and Drug Administration (FDA) to market TAK-375 (generic name: Ramelteon) earlier than originally planned. TPNA is constructing a sales structure for TAK-375, including an increase in sales force, in preparation for launch upon the FDA's approval to market TAK-375.

In October 2004, to strengthen the R&D functions of creating hit/lead compounds and of compound optimization, a new Discovery Research Facility was built in the Osaka Factory Area.

In addition, Takeda acquired a U.S. biotechnology venture, "Syrrx, Inc." in March 2005. Syrrx has high potential and excellent R&D pipelines with the world's most advanced technology in high throughput protein crystallography, and is researching for development of new drugs with a focus on selected areas in metabolic diseases, including oncology and diabetes. By positioning Syrrx as a critical research center in the U.S., Takeda will boost the efficiency of process in the discovery, identification and development of new drugs, to enhance the R&D pipeline both quantitatively and qualitatively through strong cooperation with domestic research centers.

With regard to new indications and formulations, Takeda takes active measures to strengthen life-cycle management by increasing the value of its existing products. With regard to *Candesartan* (domestic brand name: *Blopress*), in August 2004, Takeda received approval for 32 mg dose tablets in 14 countries in Europe; then, based on the results of the outcome study "CHARM" program, Takeda obtained approval for additional indications for the use of *Candesartan* for chronic heart failure in Europe in November 2004, and in the U.S. in February 2005. Furthermore, in October 2004, through its subsidiary, Takeda Global Research and Development Center, Inc., TPNA submitted to the FDA a new drug application for marketing a fixed combination product of *Actos* and *Metformin* (brand name: *Actoplus Met*).

In addition to in-house research and development, Takeda also conducts in-licensing and alliance activities as measures for enhancing the R&D pipeline. Important agreements concluded in this fiscal term are as follows:

| Execution month/year | Counterparty | Content of conclusion |
|---|---|---|
| July 2004 | Lexicon Genetics (U.S.) | Joint research on targets for creating new drugs for hypertension |
| October 2004 | BioNumeric Pharmaceuticals, Inc. (U.S.) | Licensing of *Tavocept* (generic name: *Dimensna*), a chemoprotective agent |
| October 2004 | Sucampo Pharmaceuticals, Inc. (U.S.) | Licensing of new drug for chronic constipation and constipation-predominant irritable bowel syndrome (generic name: lubiprostone)<br>* Submitted application to FDA in March 2005 for indication of chronic constipation. |
| February 2005 | 3M Pharmaceuticals, Inc. (U.S.) | Co-development and joint marketing of potential treatment for cervical high-risk human papillomavirus (HPV) infection and cervical dysphasia |
| March 2005 | Toray Industries, Inc. | Joint development and marketing of "TAK-363 (Takeda's development code)" for frequent urination/urinary incontinence, an investigational compound found through joint research with Toray |

In addition, in December 2004 TAP submitted to the FDA an application for a new drug discovered by Teijin Pharma Limited (generic name: Febuxostat) for hyperuricemia in patients with chronic gout.

2. Outlook for the Next Fiscal Year

Outlook for Consolidated Results

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥1,155.0 billion | ¥32.0 billion (2.9%) increase |
| Ordinary income | ¥445.0 billion | ¥2.9 billion (0.7%) increase |
| Net income | ¥295.0 billion | ¥17.6 billion (6.3%) increase |

**Net Sales**

Takeda expects continued growth in sales of core products such as *Blopress* and *Takepron* in Japan, growth in sales of *Actos* in the United States and core products in Europe. As a result, total net sales are projected to increase compared with the previous year.

**Ordinary Income**

Takeda expects increased selling, general and administrative expenses, including R&D expenses, to be absorbed by higher gross profit deriving from increased sales, primarily of in-house ethical drugs; and improvement in equity earnings of TAP, as well as in non-operating income and expenses. As a result, ordinary income is projected to increase compared with the previous year.

**Net Income**

In addition to the increase in ordinary income, gain on return of a substituted portion of the retirement pension fund (welfare pension fund) and capital gain on the partial transfer of Wyeth K.K. stocks as well as on stocks of consolidated subsidiaries and equity method affiliates engaging in life-environment business, would be posted as extraordinary profits. As a result, net income is expected to increase compared with the previous year.

[Outlook Assumptions]

The exchange rate for the next fiscal year is assumed to be US$1 = ¥105 and 1 euro = ¥130.

[Note concerning the Above Projections]

The results outlook is calculated according to judgments based on information available to management at the present time. Certain risks and uncertainties could cause actual results to differ from these projections.

### (4) Risk Factors in Business

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. The below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent such occurrence, insofar as possible—while fully identifying these potential risks—and will ensure a precise response in the event of their occurrence.

In addition, the future events contained in these items are envisioned as of the end of this fiscal term.

1. Risks in R&D
   While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, U.S. and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they are approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, irrespective of in-house or licensed compounds.
   If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2. Risk in intellectual property rights
   Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.
   While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Moreover, if Takeda's in-house product proves to infringe a third party's intellectual property rights, Takeda might be asked for compensation.

3. Risk in sales decrease following patent expirations
   While Takeda takes active measures to extend product life-cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most of branded products. In addition, as the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market, Takeda's sales of ethical drugs may drop sharply, depending on influences.

4. Risk in side effects
   Although ethical drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

5. Risk in price-lowering due to measures for reducing drug prices
   In the United States market, which is the world's largest, federal and state governments, as well as private insurance companies, implement various measures to reduce drug costs, further

increasing the pressure to reduce prices of branded products. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year. In the European market, drug prices have been reduced in a similar way, due to strong measures to control drug costs in each country, and the expansion of parallel imports. Price reduction as a result of drug cost-restrictive measures taken by each country can significantly influence the business performance and financial standing of Takeda Group.

6. Influence from exchange fluctuations

Takeda Group's overseas net sales in this fiscal term amounted to ¥ 478.4 billion, which accounted for 42.6% of total consolidated sales. Among others, sales in North America were ¥ 287.4 billion, which accounted for 25.6% of total consolidated sales. Moreover, with regard to TAP, the "equity in earnings of affiliates" (non-operating income) was ¥ 40.3 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

7. Risk in development of lawsuits

Civil litigations by patients and insurance companies etc. seeking damages (sometimes called 'AWP Suit'), which involve numerous major U.S. pharmaceutical companies, are currently under disputation on an industry-wide scale.. The complaints claim damages due to price discrepancies between the AWP (Average Wholesale Prices) as made publicized by independent industry compendia and the actual selling prices. As part of the civil litigations, actions have been brought against TAP and TPNA for damages in federal and state courts; Takeda has also faced part of such litigations. The progress of these suits may affect Takeda's business performance and financial standing.

If Takeda's main products, *Leuplin*, *Lansoprazole*, *Candesartan* and *Actos*, are involved in the above risk occurrence, Takeda's business performance might be greatly affected.

## (5) Basic Policies and Implementation of Measures concerning Corporate Governance

Takeda seeks to enhance compliance and internal control as well as improve organization structure, so as to accurately assess changes in the external environment, such as increasing competition in the market, the continuing implementation of various measures to contain healthcare expenditures worldwide and large-scale corporate consolidation in Japan and abroad, and thereby quickly find the best ways to respond to such changes.

1. Management Structure

Starting in June 2003, Takeda established a new senior management structure designed to promote faster, more efficient decision-making. The Chairman of the Board, serving as Chief Executive Officer, oversees the whole Takeda Group, supervises management and performs strategic decision-making for management in general. The President, as Chief Operating Officer, supervises overall execution of business operations.

Under this structure, as part of its task of establishing an operating structure suited to a world-class pharmaceutical company originating in Japan, Takeda is promoting the strengthening of collaboration between headquarters and overseas subsidiaries and affiliates by stipulating global operating standards for every function of business units and headquarters divisions.

2. Compliance

As demonstrated in its management mission, Takeda believes that it must not only comply with laws and regulations, it must also maintain high ethical standards to justify the trust placed in us by society, since Takeda is a company that manufactures and markets pharmaceuticals related to human life. Therefore, Takeda is promoting company-wide compliance measures by institutionalizing the "Takeda Compliance Program," to clearly define a code of conduct for management and employees to follow, thereby to ensure that Takeda management complies with laws and corporate ethics (compliance).

3. Audit System

(1) Audit by Corporate Auditors

Based on the corporate auditor system adopted by Takeda, each auditor attends Board of Directors' meetings and other important meetings and expresses his/her opinions, appropriately conducting rigorous periodic audits of business execution conditions according to the policies and scope of work determined by the Board of Auditors.

(2) Internal Audit

At Takeda, periodic internal auditing is conducted and strengthened under the control of the Auditing Department, an independent function reporting directly to the president, who acts its role in collaboration with and assigns a partial role to each related division, such as Finance & Accounting Department.

From this fiscal period, Takeda introduced a "Control Self-Assessment" program for each business unit and domestic and overseas affiliate companies, that is designed to self-check the internal control system over financial reporting.

(3) Accounting Audit

The certified public accountants that conducted accountancy services for Takeda during the fiscal 2004 were Mr. Masao Takagi (for eight fiscal periods, including this term) and Mr. Shojiro Yoshimura of Deloitte Touche Tohmatsu. In addition, the assistants comprised six certified public accountants, five junior accountants and eight other persons.

The audit fees for this fiscal term were as follows.

| | |
|---|---|
| Compensation pursuant to Article 2-1 of Certified Public Accountant Law (Law No. 103, 1948) | ¥ 132 million |
| Compensation pursuant to other than above | ¥ 35 million |

4. Board of Directors, Directors' and Auditors' Remuneration

Takeda had nine directors (including no outside directors) and four auditors (including three outside auditors) as of March 31, 2005, and has established no voluntary committees. There are no personal, equity or business relationships, nor any other interests, between Takeda and the outside auditors. As a rule, Board of Directors' meetings are held once a month to resolve and report on important matters concerning Takeda's management.
The directors' and auditors' remuneration paid in this fiscal period were as follows:

| | |
|---|---|
| Remuneration paid to directors | ¥ 641 million |
| Remuneration paid to auditors | ¥ 134 million |

(Note) The above figures include bonus to directors by appropriation of retained earning and retirement bonus to retiring directors.
The above figures do not include that portion of employee remuneration paid to directors having duties in employee capacity.

**(6) Litigation**

Regarding losses alleged to have been sustained as a result of marketing and sales practices for *Leuplin* (U.S. brand name: Lupron Depot), a treatment for prostate cancer and endometriosis by TAP Pharmaceutical Products Inc. (TAP), in which Takeda's wholly owned subsidiary Takeda America Holdings, Inc. owns a 50 percent stake (the other 50 percent is owned by Abbott Laboratories), civil (class) actions have been brought against TAP, Abbott Laboratories and Takeda in federal and state courts by patients, insurance companies and others, in which plaintiffs claim damages due to price discrepancies between the AWP (Average Wholesale Prices) as made publicized by independent industry compendia and the actual sales prices (the lawsuits alleging similar causes of actions are sometimes collectively called as "AWP Suits"). In negotiating reconciliation with these Lupron AWP suits, TAP, Abbott and Takeda concluded a class and another settlement agreement with plaintiff attorneys on November 15, 2004, which will release TAP, Abbott and Takeda on condition that TAP pay $150 million. The proposed settlement was on November 24, 2004, preliminarily approved and is under the review for the final approval by the United States District Court for the District of Massachusetts in Boston. Apart from the above suits, industry-wide AWP Suits involving numerous U.S. major pharmaceutical companies have been under dispute. As part of the industry-wide civil litigations, several actions have been brought against TAP and Takeda Pharmaceuticals North America Inc. (a consolidated subsidiary of Takeda, "TPNA") in federal and state courts, in regard to medicinal products other than *Leuplin*; Takeda is also a defendant in some litigations together with the above companies.

In addition, regarding pharmaceutical patents for *Leuplin*, a lawsuit claiming remuneration for employee invention has been brought against Takeda in Tokyo District Court by complainants, who allegedly justified their action on the basis that they inherited the right to claim the consideration of certain employee invention valued at ¥ 37.2 billon from the deceased ex-employee. The complainant filed a complaint with Tokyo District Court demanding ¥ 100 million as an initial part of claimable amount from Takeda.

Takeda is diligently coping with these matters.

## (7) Consolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Net sales | 1,122,960 | 100.0% | 1,086,431 | 100.0% | 36,529 |
| Cost of sales | 279,179 | 24.9 | 269,395 | 24.8 | 9,784 |
| Selling, general and administrative expenses | 458,503 | 40.8 | 445,403 | 41.0 | 13,100 |
| Operating income | 385,278 | 34.3 | 371,633 | 34.2 | 13,645 |
| Non-operating income: | 74,803 | 6.7 | 91,830 | 8.5 | (17,027) |
| Interest income | 14,980 | | 7,918 | | 7,062 |
| Dividend income | 3,118 | | 2,978 | | 140 |
| Equity in earnings of affiliates | 45,431 | | 72,663 | | (27,232) |
| Other non-operating income | 11,274 | | 8,271 | | 3,003 |
| Non-operating expenses: | 17,970 | 1.6 | 17,380 | 1.6 | 590 |
| Interest expense | 334 | | 359 | | (25) |
| Other non-operating expenses | 17,636 | | 17,021 | | 615 |
| Ordinary income | 442,111 | 39.4 | 446,083 | 41.1 | (3,972) |
| Extraordinary gain | 1,070 | 0.1 | 1,814 | 0.2 | (744) |
| Gain on sale of fixed assets | *1,070 | | *1,814 | | (744) |
| Extraordinary loss | 2,079 | 0.2 | 1,753 | 0.2 | 326 |
| Losses on bulk vitamin and other cartel cases | **2,079 | | **614 | | 1,465 |
| Loss on impairment of fixed assets | — | | ***1,139 | | (1,139) |
| Income before income taxes and minority interests | 441,102 | 39.3 | 446,144 | 41.1 | (5,042) |
| Income taxes: | 160,231 | | 157,911 | | 2,320 |
| Current | 172,867 | | 173,457 | | (590) |
| Deferred | (12,637) | | (15,546) | | 2,909 |
| Minority interests | (3,433) | | (2,969) | | (464) |
| Net income | 277,438 | 24.7 | 285,264 | 26.3 | (7,826) |

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.

** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

*** States the loss on impairment of a bulk vitamin manufacturing facility, etc.

## (8) Consolidated Balance Sheets

ASSETS (Millions of yen)

| | As of March 31, 2005 | | As of March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Current assets | 1,969,915 | 77.4% | 1,730,147 | 74.1% | 239,768 |
| Cash and deposits | 429,530 | | 472,989 | | (43,459) |
| Notes and accounts receivable | 225,413 | | 209,790 | | 15,623 |
| Marketable securities | 1,092,590 | | 849,765 | | 242,825 |
| Inventories | 94,565 | | 92,931 | | 1,634 |
| Deferred income taxes | 93,857 | | 81,367 | | 12,490 |
| Other current assets | 34,230 | | 23,946 | | 10,284 |
| Allowance for doubtful receivables | (271) | | (641) | | 370 |
| Fixed assets | 575,520 | 22.6 | 605,513 | 25.9 | (29,993) |
| Tangible fixed assets: | 220,133 | 8.6 | 230,538 | 9.9 | (10,405) |
| Buildings and structures | 104,715 | | 108,365 | | (3,650) |
| Machinery, equipment and carriers | 42,618 | | 34,098 | | 8,520 |
| Tools and fixtures | 7,374 | | 7,457 | | (83) |
| Land | 44,500 | | 54,256 | | (9,756) |
| Construction in progress | 20,927 | | 26,361 | | (5,434) |
| Intangible fixed assets: | 8,092 | 0.3 | 8,873 | 0.4 | (781) |
| Goodwill | 3,136 | | 4,705 | | (1,569) |
| Other intangible fixed assets | 4,955 | | 4,169 | | 786 |
| Investments and other assets: | 347,296 | 13.6 | 366,102 | 15.7 | (18,806) |
| Investment securities | 302,404 | | 355,149 | | (52,745) |
| Long-term loans | 1,610 | | 1,548 | | 62 |
| Real estates for lease | 24,460 | | — | | 24,460 |
| Deferred income taxes | 12,542 | | 5,270 | | 7,272 |
| Other | 6,386 | | 4,267 | | 2,119 |
| Allowance for doubtful receivables | (105) | | (132) | | 27 |
| Total assets | 2,545,435 | 100.0 | 2,335,660 | 100.0 | 209,775 |

LIABILITIES, MINORITY INTERESTS
AND SHAREHOLDERS' EQUITY

(Millions of yen)

| | As of March 31, 2005 | | As of March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Total liabilities | 499,185 | 19.6% | 512,190 | 21.9% | (13,005) |
| Current liabilities: | 365,500 | 14.4 | 370,562 | 15.9 | (5,062) |
| Notes and accounts payable | 70,750 | | 73,193 | | (2,443) |
| Short-term loans | 8,301 | | 6,838 | | 1,463 |
| Income taxes payable | 80,790 | | 93,852 | | (13,062) |
| Accrued expenses | 103,823 | | 85,597 | | 18,226 |
| Reserve for bonuses | 28,444 | | 28,729 | | (285) |
| Other reserves | 7,312 | | 7,038 | | 274 |
| Other current liabilities | 66,080 | | 75,315 | | (9,235) |
| Long-term liabilities: | 133,684 | 5.3 | 141,628 | 6.1 | (7,944) |
| Deferred tax liabilities | 75,493 | | 77,075 | | (1,582) |
| Reserve for retirement benefits | 39,859 | | 46,787 | | (6,928) |
| Reserve for directors' retirement bonuses | 1,784 | | 1,473 | | 311 |
| Reserve for SMON compensation | 4,664 | | 4,850 | | (186) |
| Other long-term liabilities | 11,884 | | 11,444 | | 440 |
| Minority interests | 44,836 | 1.8 | 42,460 | 1.8 | 2,376 |
| Shareholders' equity | 2,001,414 | 78.6 | 1,781,010 | 76.3 | 220,404 |
| Common stock | 63,541 | | 63,541 | | — |
| Additional paid-in capital | 49,638 | | 49,638 | | — |
| Retained earnings | 1,834,931 | | 1,616,676 | | 218,255 |
| Unrealized gain on securities | 125,342 | | 127,658 | | (2,316) |
| Foreign currency translation adjustment | (69,130) | | (73,762) | | 4,632 |
| Treasury stock | (2,908) | | (2,742) | | (166) |
| Total liabilities, minority interests and shareholders' equity | 2,545,435 | 100.0 | 2,335,660 | 100.0 | 209,775 |

## (9) Consolidated Statements of Retained Earnings

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 |
|---|---|---|
| Additional paid-in capital | | |
| Balance at the beginning of the year | 49,638 | 49,638 |
| Balance at the end of the year | 49,638 | 49,638 |
| Retained earnings | | |
| Balance at the beginning of the year | 1,616,676 | 1,392,640 |
| Additions | 293,570 | 285,264 |
| Net income | 277,438 | 285,264 |
| Increase in retained earnings due to accounting period change for subsidiaries and affiliates | 16,132 | — |
| Deductions | 75,315 | 61,227 |
| Cash dividends paid | 74,979 | 60,867 |
| Bonuses to directors and corporate auditors | 337 | 361 |
| Balance at the end of the year | 1,834,931 | 1,616,676 |

## (10) Consolidated Statements of Cash Flows

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| Net income before income taxes and minority interests | 441,102 | 446,144 | (5,042) |
| Depreciation and amortization | 31,226 | 28,083 | 3,143 |
| Net interest and dividend income | (17,764) | (10,537) | (7,227) |
| Equity in earnings of affiliates | 7,301 | (1,434) | 8,735 |
| Loss (gain) on sales and disposals of property, plant and equipment | (600) | (1,295) | 695 |
| Loss (gain) on sales of marketable securities | 875 | 57 | 818 |
| Losses on bulk vitamin and other cartel cases | 2,079 | 614 | 1,465 |
| Loss on impairment of fixed assets | — | 1,139 | (1,139) |
| Amount incurred as operational expenses upon acquisition of Syrrx, Inc. * | 20,637 | — | 20,637 |
| Decrease (increase) in notes and accounts receivable | (23,399) | (8,653) | (14,746) |
| Decrease (increase) in inventories | (3,398) | (3,974) | 576 |
| Increase (decrease) in notes and accounts payable | (1,815) | (3,635) | 1,820 |
| Other | 17,354 | 18,319 | (965) |
| Subtotal | 473,598 | 464,828 | 8,770 |
| Interest received and paid and dividends received | 17,970 | 10,676 | 7,294 |
| Income taxes paid | (194,758) | (163,403) | (31,355) |
| Settlement paid related to bulk vitamin and other cartel cases | (1,270) | (979) | (291) |
| Net cash provided by operating activities | 295,539 | 311,122 | (15,583) |
| Payment for purchases of marketable securities | (377,079) | (251,232) | (125,847) |
| Proceeds from sales and redemption of marketable securities | 395,793 | 163,738 | 232,055 |
| Payment for deposit of funds into time deposits | — | (30,000) | 30,000 |
| Proceeds from redemption of time deposits | 5,000 | 50,000 | (45,000) |
| Payment for purchases of property, plant and equipment | (53,669) | (54,160) | 491 |
| Proceeds from sales of property, plant and equipment | 2,622 | 3,094 | (472) |
| Payment for purchases of investment securities | (14,211) | (22,717) | 8,506 |
| Proceeds from sales of investment securities | 72 | 2,097 | (2,025) |
| Payment for purchases of stock of subsidiaries in connection with change in scope of consolidation | (29,093) | — | (29,093) |
| Other | (1,740) | (142) | (1,598) |
| Net cash used in investing activities | (72,305) | (139,322) | 67,017 |
| Net increase (decrease) in short-term bank loans | (289) | 2,560 | (2,849) |
| Proceeds from issuance of long-term debt | 3,541 | 900 | 2,641 |
| Repayment of long-term debt | (553) | (936) | 383 |
| Dividends paid | (74,958) | (60,869) | (14,089) |
| Other | (1,653) | (999) | (654) |
| Net cash used in financing activities | (73,912) | (59,344) | (14,568) |
| Effect of exchange rate changes on cash and cash equivalents | 15,197 | (59,330) | 74,527 |
| Net increase in cash and cash equivalents | 164,520 | 53,126 | 111,394 |

| | | | |
|---|---|---|---|
| Cash and cash equivalents, beginning of period | 1,076,084 | 1,022,958 | 53,126 |
| Increase in cash and cash equivalents due to change in fiscal year of consolidated companies | 23,719 | — | 23,719 |
| Cash and cash equivalents, end of period | 1,264,324 | 1,076,084 | 188,240 |

* Certain portion of acquisition cost was booked as R&D expenses in fiscal 2004.

## Preparation of the Consolidated Financial Statements

1. Scope of Consolidation
   Number of consolidated subsidiaries: 48 companies
   Names of principal companies and changes in scope of consolidated subsidiaries:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

2. Application of the Equity Method
   Number of affiliated companies accounted for by the equity method: 23 companies
   Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

3. Items Related to Account Settlement Date of Consolidated Subsidiaries
   Of the consolidated companies, the account settlement date of Davao Central Chemical Corporation and Tianjin Takeda Pharmaceuticals Co., Ltd. is December 31 each year. In preparing the consolidated financial statements of Takeda Pharmaceutical Company Limited, financial statements of Davao Central Chemical Corporation prepared for the year ending on December 31 were used, and adjustments are made as necessary to account for significant transactions occurring between January 1 and March 31. As for Tianjin Takeda Pharmaceuticals Co., Ltd., from the current fiscal year, financial statements prepared based on the provisional accounts settlement conducted as of March 31 are used.
   From the current fiscal year, Takeda Pharmaceuticals North America, Inc. and 14 other subsidiaries changed their annual account settlement date from December 31 to March 31. TAP Pharmaceutical Products Inc., an affiliate reported by the equity method, also prepares, from the current fiscal year, financial statements for the consolidation based on the provisional accounts settlement conducted as of March 31.
   As for the impact on earnings caused by this change, the increase of retained earnings of 16,132 million yen related to the period from January 1, 2004 to March 31, 2004 are not reflected in the consolidated statement of income, but included in the "retained earnings" on the consolidated balance sheet.

4. Accounting Standards
(1) Valuation of Major Assets
1) Securities

| | |
|---|---|
| Trading securities | Fair value (Cost of securities sold is primarily calculated using the moving average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Other securities | |
| With market value: | Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |

2) Derivatives
   Fair value

3) Inventories

| | |
|---|---|
| Merchandise and finished products: | Valued at lower of cost or market using the weighted average cost method |
| Semi-finished products and work-in-progress: | Valued at lower of cost or market using the weighted average cost method |
| Raw materials and supplies: | Valued at lower of cost or market using the moving-average method |

(2) Depreciation of Fixed Assets and Real estates for lease
   The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows.

| | |
|---|---|
| Buildings and structures: | 15-50 years |
| Machinery, equipment and carriers: | 4-15 years |

(3) Accounting Standards for Major Reserves

1) Allowance for doubtful receivable:

To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) Reserve for bonuses:

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided based on the applicable period according to the expected amount of the payment for employees enrolled at the end of the fiscal year.

3) Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- The Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under contributory and non-contributory pension plans.

- Four consolidated companies provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under non-contributory pension plans.

- Two of the Company's consolidated subsidiaries use non-contributory pension plans. These subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date plus the amount of the voluntary reserve in view of pension finances, less amounts funded under the non-contributory pension plan.

- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substituted portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on March 26, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Plan Act.

The amount of pension plan assets expected to be transferred back to the government (minimum liability reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

The Company received approval of the exemption from the obligation for payment of benefits related to the past employee services from the Minister of Health, Labour and Welfare on May 1, 2005.

4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

(4) Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Principal Methods of Hedge Accounting

1) Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges

Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

(6) Other

Consumption taxes are excluded from revenues and expenses.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are valued using the full mark-to-market method.

6. Amortization of Goodwill

Goodwill is amortized on a straight-line basis, generally over a five-year period.

7. Treatment of Profit Distribution Items, etc.

The Consolidated Statements of Retained Earnings are prepared on the basis of profit distributions decided during the consolidated fiscal year.

8. Scope of Funds in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

9. Change in Classification

In the previous year, real estates for lease were reported as tangible fixed assets. From the current fiscal year, they are reported under the category of "investments and other assets." The amount of real estates for lease reported as tangible fixed assets in the previous year was ¥25,741 million.

## Notes to Consolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| 1. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 22,721 | 21,761 | 960 |
| Sales promotion expense | 32,270 | 31,663 | 607 |
| Freight and storage expense | 8,433 | 8,667 | (234) |
| (2) General and administrative expenses | | | |
| Salaries | 57,761 | 57,357 | 404 |
| Bonuses and provision for bonuses | 26,888 | 26,103 | 785 |
| Retirement benefit expenses | 9,478 | 14,408 | (4,930) |
| R&D expenses | 141,453 | 129,652 | 11,801 |
| 2. R&D expenses | 141,453 | 129,652 | 11,801 |
| Manufacturing cost | — | — | — |
| General and administrative expenses | 141,453 | 129,652 | 11,801 |

## Notes to Consolidated Balance Sheets

(Millions of yen)

| | As of March 31, 2005 | As of March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| 1. Accumulated depreciation of property, plant and equipment | 404,370 | 385,329 | 19,041 |
| 2. Investments in affiliates' stocks | 47,450 | 70,608 | (23,158) |
| 3. Pledged assets | | | |
| Assets pledged as collateral | 16,344 | 15,804 | 540 |
| Debt corresponding to pledged assets | 4,420 | 3,813 | 607 |
| 4. Loans guaranteed | | | |
| Guarantees | 4,670 | 5,600 | (930) |
| 5. Discounted trade notes receivable | 24 | 309 | (285) |
| Endorsed trade notes receivable | 15 | 13 | 2 |

## Notes to Consolidated Statements of Cash Flows

Relationship between the ending balance of cash and cash equivalents and the category names used in the consolidated balance sheets

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| Cash and deposits | 429,530 | 472,989 | (43,459) |
| Time deposits with maturities exceeding three months | — | (5,000) | 5,000 |
| Securities redeemable within three months | 834,794 | 608,095 | 226,699 |
| Cash and cash equivalents | 1,264,324 | 1,076,084 | 188,240 |

## (11) Segment Information

### 1. Business Segment Information

Fiscal 2004 (April 1, 2004-March 31, 2005) (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | |
| Net sales: | | | | | |
| (1) Sales to outside customers | 970,477 | 152,483 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 6,125 | 6,942 | 13,067 | (13,067) | — |
| Total | 976,601 | 159,425 | 1,136,027 | (13,067) | 1,122,960 |
| Operating expenses | 579,248 | 145,709 | 724,957 | 12,726 | 737,682 |
| Operating income | 397,354 | 13,716 | 411,070 | (25,792) | 385,278 |
| 2. Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 647,496 | 254,605 | 902,102 | 1,643,334 | 2,545,435 |
| Depreciation & amortization | 19,582 | 11,644 | 31,226 | — | 31,226 |
| Loss on impairment of fixed assets | — | — | — | — | — |
| Capital investments | 42,024 | 7,206 | 49,230 | — | 49,230 |

Fiscal 2003 (April 1, 2003-March 31, 2004) (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | |
| Net sales: | | | | | |
| (1) Sales to outside customers | 935,291 | 151,140 | 1,086,431 | — | 1,086,431 |
| (2) Intersegment sales and transfers | 7,725 | 7,030 | 14,755 | (14,755) | — |
| Total | 943,016 | 158,170 | 1,101,186 | (14,755) | 1,086,431 |
| Operating expenses | 561,751 | 143,947 | 705,698 | 9,099 | 714,798 |
| Operating income | 381,265 | 14,222 | 395,488 | (23,854) | 371,633 |
| 2. Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 658,719 | 260,282 | 919,001 | 1,416,659 | 2,335,660 |
| Depreciation & amortization | 19,729 | 8,354 | 28,083 | — | 28,083 |
| Loss on impairment of fixed assets | — | 1,139 | 1,139 | — | 1,139 |
| Capital investments | 38,540 | 23,933 | 62,472 | — | 62,472 |

Note 1: Based on the actual status of business management, businesses are classified into two segments: "Pharmaceuticals" and "Other Businesses."

Note 2: Principal Products of Each Business Segment

| Business Segment | Business Division | Principal Products |
|---|---|---|
| Pharmaceuticals | Ethical Drugs | Ethical pharmaceuticals |
| | Consumer Healthcare | Over-the-counter pharmaceuticals and quasidrugs |
| Other | Vitamin | Bulk vitamins |
| | Life-Environment * | Activated carbon, wood preservatives |
| | Others | Reagents, clinical diagnostics, photographic film chemicals, health foods, beverages, inorganic industrial chemicals, and animal health products |

*: On April 1, 2005, shares of three consolidated and affiliated companies (reported by the equity method) in the Life-Environment business, including Japan EnviroChemicals, Ltd., were assigned to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

Note 3: Unallocable operating expenses included in "Eliminations/Corporate" consisted principally of expenses related to Takeda's administrative departments, the Corporate Strategy & Planning Department, Strategic Product Planning Department, Human Resources Department, Finance & Accounting Department, Legal Department and Corporate Communications Department.

Fiscal 2004: ¥27,732 million
Fiscal 2003: ¥24,613 million

Note 4: Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company and a holding company in the United States and others.

Fiscal 2004: ¥1,646,378 million
Fiscal 2003: ¥1,419,526 million

## 2. Geographical Segment Information

Fiscal 2004 (April 1, 2004 - March 31, 2005) (Millions of yen)

| | Japan | North America | Europe and Asia | Total | Eliminations / Corporate | Consolidated |
|---|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | | |
| Net sales: | | | | | | |
| (1) Sales to outside customers | 841,762 | 170,247 | 110,951 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 75,535 | 18,822 | 15,327 | 109,683 | (109,683) | — |
| Total | 917,297 | 189,069 | 126,278 | 1,232,643 | (109,683) | 1,122,960 |
| Operating expenses | 540,622 | 170,979 | 108,122 | 819,724 | (82,041) | 737,682 |
| Operating income | 376,674 | 18,089 | 18,156 | 412,920 | (27,642) | 385,278 |
| 2. Identifiable assets | 737,194 | 121,532 | 114,287 | 973,013 | 1,572,423 | 2,545,435 |

Fiscal 2003 (April 1, 2003 - March 31, 2004) (Millions of yen)

| | Japan | North America | Europe and Asia | Total | Eliminations / Corporate | Consolidated |
|---|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | | |
| Net sales: | | | | | | |
| (1) Sales to outside customers | 828,306 | 159,914 | 98,211 | 1,086,431 | — | 1,086,431 |
| (2) Intersegment sales and transfers | 66,231 | 1,503 | 11,191 | 78,925 | (78,925) | — |
| Total | 894,536 | 161,417 | 109,402 | 1,165,356 | (78,925) | 1,086,431 |
| Operating expenses | 540,444 | 134,689 | 95,558 | 770,691 | (55,893) | 714,798 |
| Operating income | 354,093 | 26,728 | 13,844 | 394,665 | (23,032) | 371,633 |
| 2. Identifiable assets | 705,263 | 176,930 | 92,427 | 974,621 | 1,361,039 | 2,335,660 |

Notes:

1. Main countries and regions included in each segment:
   North America: United States
   Europe and Asia: Germany, France, Italy, United Kingdom, Ireland, Taiwan, Indonesia, China, and others

2. Amounts and composition of unallocable operating expenses included in "Eliminations/Corporate" are the same as Note 3 of "Business Segment Information".

3. Amounts and composition of corporate assets included in "Eliminations/Corporate" are the same as Note 4 of "Business Segment Information".

4. In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports of the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total net sales of consolidated subsidiaries in the North America region, and net sales in the Europe and Asia segment are the total net sales of consolidated subsidiaries in the Europe and Asia regions.

## 3. Overseas Sales

Fiscal 2004 (April 1, 2004-March 31, 2005) (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 287,382 | 171,643 | 19,409 | 478,433 |
| 2. Total consolidated net sales | | | | 1,122,960 |
| 3. Overseas sales/Total consolidated net sales | 25.6% | 15.3% | 1.7% | 42.6% |

Fiscal 2003 (April 1, 2003-March 31, 2004) (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 296,004 | 147,334 | 18,582 | 461,920 |
| 2. Total consolidated net sales | | | | 1,086,431 |
| 3. Overseas sales/Total consolidated net sales | 27.2% | 13.6% | 1.7% | 42.5% |

Note 1: Country and regional segments are based on geographic proximity.

Note 2: Main countries and regions included in each segment:
(1) North America: United States, Canada
(2) Europe: United Kingdom, Germany, Italy, France, Spain and others
(3) Others: South America, Asia, Africa, Oceania

Note 3: Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

## (12) Lease Transactions

Omitted due to disclosure on EDINET.

## (13) Transactions with Related Parties

Fiscal 2004 (April 1, 2004-March 31, 2005)
Not applicable.

Fiscal 2003 (April 1, 2003-March 31, 2004)
Not applicable.

## (14) Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities (Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| (Deferred tax assets) | | | |
| Deferred tax assets (current) | | | |
| Bonuses | 10,240 | 10,616 | (376) |
| Research & development expenses | 23,330 | 29,048 | (5,718) |
| Enterprise taxes | 7,664 | 10,499 | (2,835) |
| Intercompany profits | 7,747 | 6,899 | 848 |
| Others | 43,515 | 25,671 | 17,844 |
| Deferred tax assets (current) - total | 92,496 | 82,733 | 9,763 |
| Deferred tax assets (fixed) | | | |
| Retirement benefits | 13,674 | 15,359 | (1,685) |
| Tax loss carryforwards | 9,086 | 2,880 | 6,206 |
| Others | 32,814 | 26,361 | 6,453 |
| Deferred tax assets (fixed) - subtotal | 55,574 | 44,600 | 10,974 |
| Valuation allowance | (3,681) | (3,198) | (483) |
| Deferred tax assets (fixed) - total | 51,893 | 41,402 | 10,491 |
| Total deferred tax assets | 144,389 | 124,135 | 20,254 |
| (Deferred tax liabilities) | | | |
| Deferred tax liabilities (current) | | | |
| Unrealized gain on securities | (13) | (25) | 12 |
| Others | (114) | (1,341) | 1,227 |
| Deferred tax liabilities (current) - total | (127) | (1,366) | 1,239 |
| Deferred tax liabilities (fixed) | | | |
| Unrealized gain on securities | (81,659) | (83,745) | 2,086 |
| Undistributed earnings of foreign subsidiaries and affiliates | (11,930) | (10,947) | (983) |
| Reserve for reduction of fixed assets | (12,026) | (11,447) | (579) |
| Others | (9,229) | (7,068) | (2,161) |
| Deferred tax liabilities (fixed) – total | (114,844) | (113,207) | (1,637) |
| Total deferred tax liabilities | (114,971) | (114,573) | (398) |
| Net deferred tax assets | 29,418 | 9,562 | 19,856 |

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons: (%)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| Statutory tax rate | 40.9 | 42.1 | (1.2) |
| (Adjustment) | | | |
| Expenses not deductible for tax purposes | 0.7 | 0.8 | (0.1) |
| Loss in subsidiaries | 0.1 | 0.2 | (0.1) |
| Equity in earnings of affiliates | (3.2) | (5.3) | 2.1 |
| Non-taxable dividend income | 0.0 | 0.0 | — |
| Tax credit for research expenses, etc. | (2.6) | (2.1) | (0.5) |
| Other - net | 0.4 | (0.3) | 0.7 |
| Effective tax rate | 36.3 | 35.4 | 0.9 |

## (15) Marketable Securities

**Fiscal 2004**

1. Trading securities (As of March 31, 2005)

| | |
|---|---|
| Consolidated balance sheet amount | ¥21,398 million |
| Valuation gain on securities included in fiscal 2004 income | ¥(401) million |

2. Securities to be held until maturity with market values (As of March 31, 2005) (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Securities with market values that exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,010 | 1,015 | 5 |
| (2) Others | 0 | 0 | 0 |
| Sub-total | 1,010 | 1,015 | 5 |
| Securities with market values that do not exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,500 | 1,470 | (30) |
| (2) Others | — | — | — |
| Sub-total | 1,500 | 1,470 | (30) |
| Total | 2,510 | 2,485 | (25) |

3. Other marketable securities with market values (As of March 31, 2005) (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| Securities with balance sheet amounts that exceed acquisition cost: | | | |
| (1) Stocks | 33,792 | 240,875 | 207,083 |
| (2) Bonds | 50,563 | 50,591 | 28 |
| Corporate/public bonds | 50,563 | 50,591 | 28 |
| Other | — | — | — |
| (3) Other | 57,396 | 57,399 | 3 |
| Sub-total | 141,751 | 348,865 | 207,114 |
| Securities with balance sheet amounts that do not exceed acquisition cost: | | | |
| (1) Stocks | 281 | 271 | (10) |
| (2) Bonds | 389,394 | 389,357 | (37) |
| Corporate/public bonds | 389,394 | 389,357 | (37) |
| Other | — | — | — |
| (3) Other | 572,848 | 572,846 | (3) |
| Sub-total | 962,524 | 962,474 | (50) |
| Total | 1,104,275 | 1,311,339 | 207,065 |

4. Other marketable securities sold during fiscal 2004 (April 1, 2004 - March 31, 2005) (Millions of yen)

| Amount sold | Total profit on sales | Total loss on sales |
|---|---|---|
| 5,597 | 39 | 2 |

5. Description and consolidated balance sheet amount of main securities without market values (As of March 31, 2005)
Other marketable securities
Unlisted stock (excluding stock traded over-the-counter) ¥12,191 million

6. Projected future redemption of securities with maturities and bonds held to maturity included in other marketable securities (As of March 31, 2005)

(Millions of yen)

| | Within one year | 1-5 years | Over 5 years |
|---|---|---|---|
| (1) Bonds | 440,748 | 200 | 1,510 |
| Corporate/government bonds | 440,748 | 200 | 1,510 |
| Other | — | — | — |
| (2) Other | 481,208 | — | — |
| Total | 921,956 | 200 | 1,510 |

**Fiscal 2003**

1. Trading securities (As of March 31, 2004)
Consolidated balance sheet amount ¥56,542 million
Valuation gain on securities included in fiscal 2003 income ¥(731 million)

2. Securities to be held until maturity with market values (As of March 31, 2004) (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Securities with market values that exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,800 | 1,807 | 7 |
| (2) Others | 2,200 | 2,200 | 0 |
| Sub-total | 4,000 | 4,007 | 7 |
| Securities with market values that do not exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 3,011 | 3,000 | (11) |
| (2) Others | 0 | 0 | 0 |
| Sub-total | 3,011 | 3,000 | (11) |
| Total | 7,011 | 7,007 | (4) |

3. Other marketable securities with market values (As of March 31, 2004) (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| Securities with balance sheet amounts that exceed acquisition cost: | | | |
| (1) Stocks | 33,546 | 245,171 | 211,625 |
| (2) Bonds | 96,264 | 96,374 | 110 |
| Corporate/public bonds | 96,264 | 96,374 | 110 |
| Other | — | — | — |
| (3) Other | 458,590 | 458,592 | 2 |
| Sub-total | 588,400 | 800,137 | 211,737 |
| Securities with balance sheet amounts that do not exceed acquisition cost: | | | |
| (1) Stocks | 245 | 201 | (44) |
| (2) Bonds | 205,079 | 204,957 | (122) |
| Corporate/public bonds | 205,079 | 204,957 | (122) |
| Other | — | — | — |
| (3) Other | 58,404 | 58,399 | (5) |
| Sub-total | 263,728 | 263,557 | (171) |
| Total | 852,128 | 1,063,694 | 211,566 |

4. Other marketable securities sold during fiscal 2003 (April 1, 2003 - March 31, 2004) (Millions of yen)

| Amount sold | Total profit on sales | Total loss on sales |
|---|---|---|
| 8,461 | 62 | — |

5. Description and consolidated balance sheet amount of main securities without market values (As of March 31, 2004)
Other marketable securities
Unlisted stock (excluding stock traded over-the-counter) ¥6,960 million

6. Projected future redemption of securities with maturities and bonds held to maturity included in other marketable securities (As of March 31, 2004)

(Millions of yen)

| | Within one year | 1-5 years | Over 5 years |
|---|---|---|---|
| (1) Bonds | 275,664 | 31,180 | 1,544 |
| Corporate/government bonds | 275,664 | 31,180 | 1,544 |
| Other | — | — | — |
| (2) Other | 315,438 | — | — |
| Total | 591,102 | 31,180 | 1,544 |

## (16) Derivative Transactions

Omitted due to disclosure on EDINET.

## (17) Retirement Benefits

1. Description of retirement benefit system used

The Company has a defined benefit system comprising a qualified pension plan, a contributory pension plan and a lump-sum retirement payment.

The Company received approval of the exemption from obligation for payments of benefits related to future employee services and past employee services with respect to the substituted portion of the welfare pension fund from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively.

2. Retirement benefit obligation

(Millions of yen)

| | As of March 31, 2005 | As of March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| (1) Projected benefit obligation | (303,754) | (302,486) | (1,268) |
| (2) Plan assets at fair value | 262,916 | 240,721 | 22,195 |
| (3) Funded status ((1) + (2)) | (40,838) | (61,765) | 20,927 |
| (4) Unrecognized net actuarial gain and losses | 13,350 | 30,037 | (16,687) |
| (5) Unrecognized prior service cost (reduction of debt) | (12,372) | (15,059) | 2,687 |
| (6) Reserve for retirement benefits ((3) + (4) +(5)) | (39,859) | (46,787) | 6,928 |

Notes: 1. Includes substituted portion of welfare pension fund.
2. Some subsidiaries use the simplified method in calculating the retirement benefit obligation.

The amount of pension plan assets expected to be transferred back to the government (minimum liability reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

3. Retirement benefit expenses

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| (1) Service cost (Notes) | 6,850 | 9,075 | (2,225) |
| (2) Interest cost | 6,058 | 7,314 | (1,256) |
| (3) Expected return on assets | (4,798) | (4,686) | (112) |
| (4) Amortization of net actuarial gain and losses | 10,715 | 11,982 | (1,267) |
| (5) Amortization of prior service cost | (3,019) | (377) | (2,642) |
| (6) Retirement benefit expenses ((1)+(2)+(3)+(4)+(5)) | 15,806 | 23,308 | (7,502) |

Notes: 1. The part of cost related to loaned employees which was borne by the borrowing company is deducted.
2. Retirement benefit expenses of consolidated subsidiaries that use a simplified method are stated in "(1) Service cost".

4. Items Related to Basis of Calculation of Retirement Benefit Obligation

| | Year ended March 31, 2005 | Year ended March 31, 2004 |
|---|---|---|
| (1) Periodic allocation method for projected benefits | Straight-line standard | Same |
| (2) Discount rate | 2.0%-2.5% | 1.5%-2.5% |
| (3) Expected rate of return | 0.6%-2.5% | 0.3%-2.5% |
| (4) Years over which prior service cost is amortized | Generally five years (expensed on a straight-line basis over the fixed number of years within the average remaining service time when obligations arise) | Same |
| (5) Years over which net actuarial gains and losses are amortized | Generally five years (expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years within the average remaining service time in each period when obligations arise) | Same |

## (18) Production, Orders and Sales

1. Production

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 592,420 | 87.6% | 599,466 | 88.3% | (7,045) |
| Ethical Drugs | 571,679 | 84.5 | 574,107 | 84.6 | (2,427) |
| Consumer Healthcare | 20,741 | 3.1 | 25,359 | 3.7 | (4,618) |
| Other Businesses | 84,116 | 12.4 | 79,360 | 11.7 | 4,756 |
| Vitamin | 11,163 | 1.6 | 10,856 | 1.6 | 307 |
| Life-Environment | 5,084 | 0.8 | 3,850 | 0.6 | 1,235 |
| Others | 67,869 | 10.0 | 64,654 | 9.5 | 3,214 |
| Total | 676,536 | 100.0 | 678,826 | 100.0 | (2,290) |

2. Purchases

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 105,426 | 77.8% | 103,402 | 78.0% | 2,024 |
| Ethical Drugs | 89,762 | 66.2 | 88,242 | 66.5 | 1,520 |
| Consumer Healthcare | 15,664 | 11.6 | 15,160 | 11.4 | 504 |
| Other Businesses | 30,158 | 22.2 | 29,230 | 22.0 | 928 |
| Life-Environment | 6,358 | 4.7 | 6,643 | 5.0 | (285) |
| Others | 23,800 | 17.6 | 22,587 | 17.0 | 1,213 |
| Total | 135,584 | 100.0 | 132,632 | 100.0 | 2,952 |

3. Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

4. Sales

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 970,477 | 86.4% | 935,291 | 86.1% | 35,186 |
| Ethical Drugs | 914,794 | 81.5 | 877,122 | 80.7 | 37,672 |
| Japan | 451,890 | 40.2 | 429,728 | 39.6 | 22,162 |
| Overseas | 462,903 | 41.2 | 447,394 | 41.2 | 15,510 |
| Consumer Healthcare | 55,683 | 5.0 | 58,169 | 5.4 | (2,486) |
| Other Businesses | 152,483 | 13.6 | 151,140 | 13.9 | 1,343 |
| Vitamin | 11,515 | 1.0 | 10,981 | 1.0 | 533 |
| Life-Environment | 14,578 | 1.3 | 14,042 | 1.3 | 536 |
| Others | 126,391 | 11.3 | 126,117 | 11.6 | 275 |
| Total | 1,122,960 | 100.0 | 1,086,431 | 100.0 | 36,529 |
| [Overseas in Total] | [478,433] | [42.6] | [461,920] | [42.5] | [16,513] |
| [Royalty Income in Total] | [50,290] | [4.5] | [50,520] | [4.7] | [(230)] |

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows:

(Millions of yen)

| Customer | Year ended March 31, 2005 | | Year ended March 31, 2004 | |
|---|---|---|---|---|
| MEDICEO Holdings Co., Ltd | 244,217 | 21.7% | 235,411 | 21.7% |

*: On October 1, 2004, Kuraya Sanseido Inc. adopted the holding company system.
Accordingly, sales to Kuraya Sanseido are reported as sales to MEDICEO Holdings Co., Ltd. from the current fiscal year.
Sales in the previous year are restated accordingly to enable comparison between the current year and the previous year.

# Summary of Unconsolidated Financial Statements for the Fiscal Year Ended March 31, 2005

May 11, 2005

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director
Board of Directors Meeting: May 11, 2005
Scheduled starting date of dividend payments: June 30, 2005
Ordinary General Meeting of Shareholders: June 29, 2005

Stock exchange listings: Osaka, Tokyo, Nagoya (First section of each) Fukuoka, Sapporo
Code number: 4502
Interim dividend system: Yes
*Tangen* unit system: Yes (1 *tangen* unit = 100 shares)
Tel: +81-6-6204-2060
+81-3-3278-2039

## 1. Results for Fiscal 2004 (April 1, 2004 - March 31, 2005)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Fiscal 2004 | 784,848 | 2.7 | 344,435 | 11.9 | 356,696 | 14.4 |
| Fiscal 2003 | 764,076 | 0.5 | 307,707 | 16.6 | 311,673 | 15.4 |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Earnings per share (diluted) (¥) | Return on equity (%) | Ordinary income/total assets (%) | Ordinary income/net sales (%) |
|---|---|---|---|---|---|---|---|
| Fiscal 2004 | 235,488 | 24.1 | 264.69 | — | 16.3 | 20.1 | 45.4 |
| Fiscal 2003 | 189,708 | 8.1 | 213.18 | — | 14.9 | 19.7 | 40.8 |

Notes:
1. Average number of shares outstanding: 888,778,956 shares (Fiscal 2003: 888,802,832 shares)
2. Changes in Accounting Methods: No
3. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous fiscal year.

(2) Dividends

| | Annual dividends per share (¥) | | | Total dividends (annual) (¥ million) | Payout ratio (%) | Dividend rate for shareholders' equity (%) |
|---|---|---|---|---|---|---|
| | | Interim | Year-end | | | |
| Fiscal 2004 | 88.00 | 44.00 | 44.00 | 78,212 | 33.2 | 5.1 |
| Fiscal 2003 | 77.00 | 36.00 | 41.00 | 68,437 | 36.1 | 5.0 |

(3) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity/total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Fiscal 2004 | 1,847,590 | 1,519,728 | 82.3 | 1,709.68 |
| Fiscal 2003 | 1,694,530 | 1,365,516 | 80.6 | 1,536.11 |

Notes:
1. Number of shares outstanding at end of period: 888,760,360 shares (Fiscal 2003: 888,793,325 shares)
2. Number of shares of treasury stock at end of period: 512,035 shares (Fiscal 2003: 479,070 shares)

## 2. Projected Results for Fiscal 2005 (April 1, 2005 - March 31, 2006)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) | Annual dividends per share (¥) | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-end | |
| Interim period | 400,000 | 170,000 | 135,000 | 50.00 | — | — |
| Fiscal 2005 | 820,000 | 355,000 | 250,000 | — | 50.00 | 100.00 |

Reference: Estimated earnings per share (fiscal 2005): ¥281.02

Notes:
1. Estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends and exchange rates.
2. For the assumptions and other issues related to the above projections, please refer to page 12.

## (19) Unconsolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Net sales | 784,848 | 100.0% | 764,076 | 100.0% | 20,772 |
| Cost of sales | 199,088 | 25.4 | 197,130 | 25.8 | 1,958 |
| Selling, general and administrative expenses | 241,325 | 30.7 | 259,240 | 33.9 | (17,915) |
| Operating income | 344,435 | 43.9 | 307,707 | 40.3 | 36,728 |
| Non-operating income: | 25,454 | 3.2 | 17,796 | 2.3 | 7,658 |
| Interest income and dividends | 18,074 | | 8,423 | | 9,651 |
| Interest on securities | 329 | | 749 | | (420) |
| Other non-operating income | 7,052 | | 8,623 | | (1,571) |
| Non-operating expenses: | 13,193 | 1.7 | 13,829 | 1.8 | (636) |
| Interest expense | 116 | | 132 | | (16) |
| Other non-operating expenses | 13,076 | | 13,697 | | (621) |
| Ordinary income | 356,696 | 45.4 | 311,673 | 40.8 | 45,023 |
| Extraordinary gains | 1,070 | 0.1 | 1,814 | 0.2 | (744) |
| Gain on sale of fixed assets | *1,070 | | *1,814 | | (744) |
| Extraordinary loss | 2,079 | 0.3 | 1,721 | 0.2 | 358 |
| Losses on bulk vitamin and other cartel cases | **2,079 | | **614 | | 1,465 |
| Loss on impairment of fixed assets | — | | ***1,107 | | (1,107) |
| Income before income taxes | 355,688 | 45.3 | 311,766 | 40.8 | 43,922 |
| Income taxes: | 120,199 | 15.3 | 122,058 | 16.0 | (1,859) |
| Current | 131,780 | | 138,881 | | (7,101) |
| Deferred | (11,581) | | (16,823) | | 5,242 |
| Net income | 235,488 | 30.0 | 189,708 | 24.8 | 45,780 |
| Profit brought forward from the previous term | 143,544 | | 124,433 | | 19,111 |
| Interim dividends | 39,106 | | 31,997 | | 7,109 |
| Unappropriated retained earnings at the end of the term | 339,926 | | 282,144 | | 57,782 |

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.

** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

*** States the loss on impairment of a bulk vitamin manufacturing facility, etc.

## (20) Unconsolidated Balance Sheets

ASSETS (Millions of yen)

| | As of March 31, 2005 | | As of March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Current assets | 983,629 | 53.2% | 843,163 | 49.8% | 140,466 |
| Cash and deposits | 232,931 | | 208,821 | | 24,110 |
| Trade notes receivable | 10,879 | | 13,664 | | (2,785) |
| Trade accounts receivable | 142,767 | | 130,349 | | 12,418 |
| Marketable securities | 445,628 | | 354,978 | | 90,650 |
| Merchandise and products | 25,915 | | 25,833 | | 82 |
| Work-in-progress and semi-finished products | 22,964 | | 21,387 | | 1,577 |
| Materials | 11,629 | | 10,395 | | 1,234 |
| Deferred income taxes | 76,356 | | 66,513 | | 9,843 |
| Other current assets | 14,583 | | 11,245 | | 3,338 |
| Allowance for doubtful receivables | (22) | | (22) | | 0 |
| Fixed assets | 863,961 | 46.8 | 851,367 | 50.2 | 12,594 |
| Tangible fixed assets: | 111,935 | 6.1 | 128,917 | 7.6 | (16,982) |
| Buildings and structures | 62,622 | | 71,000 | | (8,378) |
| Machinery and equipment | 16,752 | | 14,391 | | 2,361 |
| Vehicles and carriers | 39 | | 21 | | 18 |
| Tools, furniture and fixtures | 2,390 | | 2,660 | | (270) |
| Land | 20,418 | | 30,433 | | (10,015) |
| Construction in progress | 9,715 | | 10,412 | | (697) |
| Intangible fixed assets | 90 | 0.0 | 95 | 0.0 | (5) |
| Investments and other assets: | 751,936 | 40.7 | 722,355 | 42.6 | 29,581 |
| Investment securities | 178,255 | | 212,436 | | (34,181) |
| Equity in subsidiaries and affiliates | 496,494 | | 462,968 | | 33,526 |
| Long-term deposits | 51,197 | | 45,463 | | 5,734 |
| Long-term loans | 1,458 | | 1,461 | | (3) |
| Long-term prepaid expenses | 104 | | 74 | | 30 |
| Real estates for lease | 24,460 | | — | | 24,460 |
| Allowance for doubtful receivables | (31) | | (47) | | 16 |
| Total assets | 1,847,590 | 100.0 | 1,694,530 | 100.0 | 153,060 |

LIABILITIES AND SHAREHOLDERS' EQUITY (Millions of yen)

| | As of March 31, 2005 | | As of March 31, 2004 | | Increase (decrease) |
|---|---|---|---|---|---|
| Total liabilities | 327,862 | 17.7% | 329,014 | 19.4% | (1,152) |
| Current liabilities: | 259,173 | 14.0 | 248,039 | 14.6 | 11,134 |
| Trade notes payable | — | | 18 | | (18) |
| Trade accounts payable | 47,331 | | 44,463 | | 2,868 |
| Accrued liabilities and accrued expenses | 105,694 | | 84,333 | | 21,361 |
| Income taxes payable | 69,677 | | 82,539 | | (12,862) |
| Reserve for bonuses | 21,841 | | 22,494 | | (653) |
| Other reserves | 6,935 | | 6,659 | | 276 |
| Other current liabilities | 7,696 | | 7,533 | | 163 |
| Long-term liabilities: | 68,689 | 3.7 | 80,975 | 4.8 | (12,286) |
| Deferred income taxes | 39,104 | | 44,531 | | (5,427) |
| Reserve for retirement benefits | 22,886 | | 29,739 | | (6,853) |
| Reserve for directors' retirement bonuses | 990 | | 773 | | 217 |
| Reserve for SMON compensation | 4,664 | | 4,850 | | (186) |
| Other long-term liabilities | 1,045 | | 1,082 | | (37) |
| Shareholders' equity | 1,519,728 | 82.3 | 1,365,516 | 80.6 | 154,212 |
| Common stock | 63,541 | 3.4 | 63,541 | 3.7 | — |
| Additional paid-in capital | 49,638 | 2.7 | 49,638 | 2.9 | — |
| Retained earnings | 1,324,231 | 71.7 | 1,164,522 | 68.7 | 159,709 |
| Legal reserve | 15,885 | | 15,885 | | — |
| Provision for retirement benefits | 5,000 | | 5,000 | | — |
| Reserve for dividends | 11,000 | | 11,000 | | — |
| Reserve for R&D | 2,400 | | 2,400 | | — |
| Reserve for capital improvements | 1,054 | | 1,054 | | — |
| Reserve for promotion of exports | 434 | | 434 | | — |
| Reserve for extraordinary write-down | 1,125 | | 30 | | 1,095 |
| Reserve for compression of fixed assets | 14,907 | | 14,075 | | 832 |
| General reserve | 932,500 | | 832,500 | | 100,000 |
| Unappropriated retained earnings | 339,926 | | 282,144 | | 57,782 |
| Unrealized gain on securities | 84,997 | 4.6 | 90,328 | 5.3 | (5,331) |
| Treasury stock | (2,678) | (0.1) | (2,513) | (0.1) | (165) |
| Total liabilities and shareholders' equity | 1,847,590 | 100.0 | 1,694,530 | 100.0 | 153,060 |

**(Sales)**

(Millions of yen)

| | Year ended March 31, 2005 | | Year ended March 31, 2004 | | Increase (decrease) | |
|---|---|---|---|---|---|---|
| Ethical Drugs Business | 711,166 | 90.6% | 687,447 | 90.0% | 23,719 | 3.5% |
| Japan | 450,920 | 57.5 | 426,341 | 55.8 | 24,579 | 5.8 |
| Exports | 260,246 | 33.2 | 261,105 | 34.2 | (859) | (0.3) |
| Consumer Healthcare Business | 60,953 | 7.8 | 64,410 | 8.4 | (3,457) | (5.4) |
| Non-Pharmaceutical Business | 12,729 | 1.6 | 12,219 | 1.6 | 510 | 4.2 |
| Vitamin Business | 11,515 | 1.5 | 10,984 | 1.4 | 532 | 4.8 |
| Agro Business | 1,213 | 0.2 | 1,236 | 0.2 | (22) | (1.8) |
| Total | 784,848 | 100.0 | 764,076 | 100.0 | 20,772 | 2.7 |
| [Exports in Total] | [267,790] | [34.1] | [268,044] | [35.1] | [(254)] | [(0.1)] |
| [Royalty Income in Total] | [66,910] | [8.5] | [66,226] | [8.7] | [685] | [1.0] |

## (21) Statements of Appropriation of Retained Earnings

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 |
|---|---|---|
| Unappropriated retained earnings at the end of the year | 339,926 | 282,144 |
| We propose to appropriate the foregoing as follows: | | |
| Dividends | 39,105 | 36,441 |
| [Dividends per share (¥)] | [44.00] | [41.00] |
| Bonuses to directors | 220 | 210 |
| Bonuses to auditors | 13 | 22 |
| Reserve for extraordinary write-down | 302 | 1,095 |
| Reserve for compression of fixed assets | 458 | 833 |
| General reserve | 140,000 | 100,000 |
| Balance to be carried forward | 159,828 | 143,544 |
| Total amount appropriated | 339,926 | 282,144 |

## Significant Accounting Policies

1. Valuation of Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Other securities | |
| With market value: | Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and cost of securities sold is calculated using the moving-average method.) |
| Without market value: | Valued at cost using the moving-average method |

2. Valuation of Derivatives: Fair value

3. Valuation of Inventories

| | |
|---|---|
| Merchandise: | Valued at lower of cost or market using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work-in-progress and semi-finished products: | Valued at cost using the weighted average cost method |
| Materials: | Valued at lower of cost or market using the moving-average method |

4. Depreciation of Fixed Assets

(1) Tangible fixed assets and real estates for lease

The Company uses the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Estimated useful lives of tangible fixed assets are primarily as follows:

| | |
|---|---|
| Buildings and structures | 15-50 years |
| Machinery and equipment: | 4-15 years |

(2) Intangible fixed assets

Depreciated using the straight-line method

5. Accounting Standards for Major Reserves

(1) Allowance for doubtful receivables

To protect against potential losses from uncollectible notes and accounts receivable, the Company provides for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for bonuses

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided based on the applicable period according to the expected amount of the payment for employees enrolled at the end of the fiscal year.

(3) Reserve for retirement benefits

To cover payment of retirement benefits to employees, the Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under contributory and non-contributory pension plans.

Prior service cost is amortized using the straight-line method over the certain years (five years), within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed on a straight-line basis over the certain years (five years), within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substituted portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on March 26, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Plan Act.

The amount of pension plan assets expected to be transferred back to the government (minimum liability reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

The Company received approval of the exemption from the obligation for payment of benefits related to the past employee services from the Minister of Health, Labour and Welfare on May 1, 2005.

(4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

(5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

6. Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

7. Hedge Accounting

(1) Methods of hedge accounting

The Company uses mainly deferred hedging. However, under certain conditions, forward exchange contracts are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging procedures, hedging targets and hedging policies

The Company uses yen interest swaps to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange contracts for a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

(3) Method of evaluating effectiveness of hedges

Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

8. Other

Consumption taxes are excluded from revenues and expenses.

9. Change in Classification

In the previous year, real estates for lease were reported as tangible fixed assets. From the current fiscal year, they are reported under the category of "investments and other assets."

The amount of real estates for lease reported as tangible fixed assets in the previous year was ¥25,741 million.

## Notes to Unconsolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| 1. Net sales ratios before deduction of rebates | | | |
| Net sales of finished products | 77.1% | 76.8% | 0.3% |
| Net sales of merchandise | 22.9% | 23.2% | (0.3%) |
| 2. Transactions with subsidiaries and affiliates | | | |
| Net sales | 179,304 | 185,121 | (5,817) |
| Dividend income | 16,353 | 6,583 | 9,770 |
| 3. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 15,907 | 16,096 | (189) |
| Sales promotion expense | 15,492 | 16,052 | (560) |
| Freight and storage expense | 2,359 | 2,362 | (3) |
| (2) General and administrative expenses | | | |
| Salaries | 21,571 | 21,912 | (341) |
| Bonuses and provision for bonuses | 16,118 | 16,429 | (311) |
| Retirement benefit expenses | 8,307 | 12,962 | (4,655) |
| Depreciation cost | 1,432 | 1,645 | (213) |
| R&D expenses | 94,289 | 117,205 | (22,916) |
| 4. R&D expenses | 94,289 | 117,205 | (22,916) |
| Manufacturing cost | — | — | — |
| General and administrative expenses | 94,289 | 117,205 | (22,916) |

## Notes to Unconsolidated Balance Sheets

(Millions of yen)

| | As of March 31, 2005 | As of March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| 1. Accumulated depreciation of property, plant and equipment | 267,851 | 258,249 | 9,602 |
| 2. Loans guaranteed | | | |
| Guarantees | 17,234 | 17,600 | (366) |
| 3. Discount trade notes for exports | 235 | 929 | (694) |
| 4. Assets and liabilities with subsidiaries and affiliates | | | |
| Notes and accounts receivable | 12,884 | 11,725 | 1,159 |
| Accounts payable | 22,338 | 18,729 | 3,609 |

## (22) Lease Transactions

Omitted due to disclosure on EDINET.

## (23) Marketable Securities

There were no stocks of subsidiaries or affiliated companies with market values in either of the years ended March 31, 2004 and 2005.

## (24) Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities

(Millions of yen)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| (Deferred tax assets) | | | |
| Deferred tax assets (current) | | | |
| Bonuses | 8,933 | 9,200 | (267) |
| Research & development expenses | 23,055 | 28,798 | (5,743) |
| Enterprise taxes | 7,387 | 10,121 | (2,734) |
| Reserve for rebates | 2,338 | 2,113 | 225 |
| Others | 34,656 | 16,306 | 18,350 |
| Deferred tax assets (current)-total | 76,369 | 66,538 | 9,831 |
| Deferred tax assets (fixed) | | | |
| Retirement benefits | 8,351 | 10,144 | (1,793) |
| Excess depreciation of property, plant and equipment | 7,828 | 6,194 | 1,634 |
| Others | 15,844 | 12,683 | 3,161 |
| Total deferred tax assets (fixed)-total | 32,023 | 29,021 | 3,002 |
| Total deferred tax assets | 108,392 | 95,559 | 12,833 |
| (Deferred tax liabilities) | | | |
| Deferred tax liabilities (current) | | | |
| Unrealized gain on securities | (13) | (25) | 12 |
| Deferred tax liabilities (current)-total | (13) | (25) | 12 |
| Deferred tax liabilities (fixed) | | | |
| Unrealized gain on securities | (58,826) | (62,548) | 3,722 |
| Reserve for compression of fixed assets | (10,764) | (10,226) | (538) |
| Others | (1,536) | (778) | (758) |
| Deferred tax liabilities (fixed)-total | (71,126) | (73,552) | 2,426 |
| Total deferred tax liabilities | (71,139) | (73,577) | 2,438 |
| Net deferred tax assets | 37,252 | 21,982 | 15,270 |

2. The effective income tax rate of the company differed from the statutory tax rate for the following reasons:

(%)

| | Year ended March 31, 2005 | Year ended March 31, 2004 | Increase (decrease) |
|---|---|---|---|
| Statutory tax rate | 40.9 | 42.1 | (1.2) |
| (Adjustment) | | | |
| Expenses not deductible for tax purposes | 0.8 | 1.1 | (0.3) |
| Non-taxable dividend income | (1.0) | (0.9) | (0.1) |
| Tax credit for research expenses, etc. | (3.1) | (2.8) | (0.3) |
| Other - net | (3.8) | (0.3) | (3.5) |
| Effective tax rate | 33.8 | 39.2 | (5.4) |

**(25) Change of Directors** (As of June 29, 2005)

1. New Corporate Auditor Candidate
   Tadashi Ishikawa (Attorney)

   Mr. Tadashi Ishikawa meets the conditions of an Outside Corporate Auditor as provided for in Article 18, Paragraph 1 of the "Commercial Code Special Measures Law Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations)".

2. Retiring Director
   Shozo Nakamura (currently Executive Vice President)

3. Retiring Auditor
   Naoaki Yoshii (currently Outside Corporate Auditor)

May 20, 2005

Takeda Pharmaceutical Company Limited



# FDA Approves Candesartan Cilexetil for Use with an ACE Inhibitor in the Treatment of Heart Failure

*Candesartan is the only ARB proven to provide benefits when added to conventional heart failure therapy, including ACE inhibitors plus beta blockers*

OSAKA, JAPAN —— Takeda Pharmaceutical Company Limited ("Takeda") announced today that the US Food and Drug Administration (FDA) has approved a new use for its angiotensin receptor blocker (ARB) candesartan cilexetil, which is sold as ATACAND by AstraZeneca in the US, for the treatment of heart failure (NYHA class II-IV) in patients with left ventricular systolic dysfunction (ejection fraction ≦ 40%) to reduce cardiovascular death and to reduce heart failure hospitalizations. Candesartan also has an added effect on these outcomes when used with an ACE inhibitor.

Candesartan is now the first ARB proven to provide these benefits with or without an ACE inhibitor and is the only ARB with proven benefit when used with conventional therapy that includes both an ACE inhibitor plus a beta-blocker.

The current label change follows the unanimous recommendation for approval by the Cardio-Renal Advisory Committee to the FDA on February 24, 2005. This approval was based primarily on results from the Candesartan in Heart Failure Assessment of Reduction in Mortality and Morbidity-Added Trial (CHARM-Added), which examined the effect of Candesartan (n=1276) compared to placebo (n=1272) in 2,548 heart failure (HF) patients who were already receiving conventional therapy including an ACE inhibitor. The study demonstrated that the addition of Candesartan resulted in a 15% relative-risk reduction in cardiovascular death or heart failure hospitalization (538 events in the placebo arm compared to 483 events in the patients receiving Candesartan, [p=0.011]), with both components contributing to this effect.

The recommended initial dose of Candesartan for the treatment of heart failure is 4 mg once daily. The target dose is 32 mg once daily, which is achieved by doubling the dose at approximately 2 week intervals, as tolerated by the patient.

CHARM study was sponsored and conducted by AstraZeneca. Candesartan was discovered and originally synthesized by Takeda, and it was jointly developed with AstraZeneca. Candesartan is marketed worldwide under the brand name of Blopress® by Takeda and Atacand® by AstraZeneca in more than 70 countries.

## About CHARM

The CHARM Programme, which recruited 7,601 patients was conducted in heart failure with an AT1-receptor blocker. Patients with classic symptomatic chronic heart failure ? depressed left ventricular (LV) systolic function (Left Ventricular Ejection Fraction (LVEF) < 40%), were randomized into one of two studies ? either an ACE-inhibitor intolerant population (CHARM-Alternative), or the population treated with ACE-inhibitors (CHARM-Added). In addition, patients with preserved LV systolic function (LVEF> 40%) were also randomized into a third study (CHARM-Preserved). All patients received either candesartan cilexetil or placebo.

## About Takeda

Takeda is a global research-based pharmaceutical company, largest in Japan and one of the leaders in the world. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

# # #

June 28, 2005

Schering-Plough K.K.
Takeda Pharmaceutical Company Limited



# Transfer of Shares of Takeda Schering-Plough Animal Health K.K. from Takeda to Schering-Plough

OSAKA, JAPAN — Schering-Plough K.K. ("SPKK", President: Masao Torii) and Takeda Pharmaceutical Company Limited ("Takeda", President & COO: Yasuchika Hasegawa) announced today that all of Takeda's shares of Takeda Schering-Plough Animal Health K.K. ("TSA", President and Representative Director: Leopoldo Nanni) will be transferred to Schering-Plough ("SP") as of end of June 2005, based on the agreement concluded in March 2000.

TSA was established as a joint venture between SPKK (60%), the Japanese legal entity of Schering-Plough Corporation (Head Office: New Jersey, USA) and Takeda (40%) in March 2000, and subsequently, animal health business of both parties were transferred and combined in June 2000 at TSA. The transfer of shares held by Takeda to SPKK this time is stipulated in the original joint venture agreement as it takes place five years after the transfer of Takeda's animal health business.

Since start of business as a joint venture in 2000, TSA has steadily expanded its presence in Japanese market, with many key products such as Florocol, Conceral, Forvet Aquafen and Specific.

"TSA has been taking a variety of measures such as application of new products to relevant authorities, establishing efficient marketing and production scheme, supported by business partners, especially wholesalers," said Mr. Raul Kohan, President of Schering-Plough Animal Health. "That kind of strategic movement will continue toward further improvement and enhancement of business structure as Schering-Plough Animal Health K.K., wholly owned subsidiary of SP."

"Our former animal health business has been growing under the new joint venture TSA," said Yasuchika Hasegawa, President & COO of Takeda. "We believe that Schering-Plough Animal Health K.K. will establish and maintain the leading position in animal health business in Japan with enough competitive business foundations."

"We will further enhance the mutual trust of relationship with our business partners, and launch the innovative, high-quality products which enjoy the good reputation worldwide, into Japanese market," said Leopoldo Nanni, President and Representative Director of TSA. "We expect to launch approximately 20 new products within coming four years, supported by aggressive investment."

# # #

# Paradigm and Takeda Enter Into CNS Therapeutic Area Alliance

Cambridge, UK and Osaka, Japan, June 30 2005 --- Paradigm Therapeutics Ltd. ("Paradigm") and Takeda Pharmaceutical Company Limited ("Takeda") today announced that both parties have agreed to enter into a therapeutic area alliance in the field of CNS diseases.

Under terms of the initial 3 year agreement, Paradigm will provide to Takeda exclusive access to proprietary drug targets in defined CNS fields, with selected targets being subject to further validation by Paradigm and subsequent screening and development carried out at Takeda. The deal anticipates the identification of multiple targets through each year of the collaboration. The initial agreement also allows for further extension of the collaboration by mutual agreement.

Takeda will pay upfront and research exclusivity payments on signature of the deal. In addition, Paradigm will be eligible for payments of approximately $18 million in maximum for each product based on successful achievement of pre-specified Research, Clinical and Regulatory milestones. In addition, Paradigm will receive royalties on the sales of any commercialized products. Further financial details are not disclosed.

"Takeda has a tremendous track record of taking new targets through to commercialization, and through this collaboration we aim to provide a powerful platform for the discovery of new targets for key CNS disease indications", said Dr Barry Kenny, Commercial Director at Paradigm. "The collaboration provides a means to move a significant number of Paradigm's proprietary targets towards clinical validation rapidly and realize significant value for the company. We anticipate close collaboration between the companies and are looking forward to the prospect of the identification and progression of valuable first in class therapeutics. This deal represents the first of several carefully selected alliances for key disease areas in our portfolio".

"We are excited very much with this deal, which will enable us to have access to Paradigm's potential druggable targets created based on their state-of-art proprietary in vivo functional genetics platform", said Takashi Soda, Ph. D, Member of the Board, General Manager of the Pharmaceutical Research Division at Takeda. "CNS field is one of our core therapeutic areas to which our management resources are selectively dedicated, and we believe the joint research with Paradigm will contribute to enhance our franchise in this field. Takeda is pursuing every possibility for enhancing its R&D pipeline, and promoting this kind of alliance activity so that we can utilize outside resources efficiently in the research processes."

###

Paradigm has a unique drug discovery platform that combines a powerful proprietary in vivo functional genetics platform with proprietary medicinal chemistry capabilities.

Paradigm's approach has been highly successful in identifying novel targets with extensive validation that forms the basis of an IP estate based on novel utility. Over 1,000 potential druggable targets have already been identified by Paradigm, of which more than 100 of the most exciting are well advanced within biological validation programmes. Paradigm is focusing its efforts on therapeutic areas of high unmet medical need including CNS, pain, endocrinology and metabolism. The expanded company now has a broad pre-clinical portfolio, with chemistry programs directed towards several targets. The most advanced program, a selective GnRH antagonist, is expected to enter clinical development in 2006.
The Company is located in Cambridge Science Park, UK and has a wholly owned subsidiary, Paradigm Therapeutics Singapore PTE Ltd., based on the Biopolis in Singapore.

For more information about Paradigm, visit www.paradigm-therapeutics.co.uk./

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global eaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Takeda's four core therapeutic areas in R&D are:
Franchise I : Life style-related diseases
Franchise II : Oncology & Urologic diseases
Franchise III : Central nervous system diseases
Franchise IV : Gastroenterology diseases LCM

# # #

June 30, 2005

Takeda Pharmaceutical Company Limited

# Takeda Submits New Drug Application for Combination Type 2 Diabetes Medication Containing Pioglitazone HCl and Glimepiride



OSAKA, JAPAN — Takeda Pharmaceutical Company Limited ("Takeda") announced today that its wholly owned subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA") submitted through Takeda Global Research & Development Center Inc., a new drug application (NDA) for a new oral medication that combines pioglitazone HCL and glimepiride, a sulfonylurea, to the U.S. Food and Drug Administration(FDA), for treatment of type 2 diabetes.

Takeda is the originator of thiazolidinedione derivatives and Actos® is a member of the thiazolidinedione class of "insulin-sensitizing" agents, and it directly targets insulin resistance. Glimepiride acts primarily by increasing the amount of insulin produced by the pancreas. These medications work in combination to help patients with type 2 diabetes manage their blood glucose levels.
The company is seeking approval to bring the medication to market in the United States.

TPNA launched Actos® in August 1999, jointly with Eli Lilly and Company ("Lilly") as a co-promotion partner, for the treatment of type 2 diabetes as monotherapy and in combination with sulfonylureas, insulin or metformin.

# # #

July 14, 2005

Takeda Pharmaceutical Company Limited

PPD, Inc

# Takeda Acquires the Rights to DPP4 Inhibitors Granted to PPD

Osaka, Japan/Wilmington, N.C., July 14(JST) and 13(ET), 2005 --- Takeda Pharmaceutical Company Limited ("Takeda") and PPD, Inc. (Nasdaq: PPDI) today announced an agreement in which Takeda acquired the development and marketing rights to all dipeptidyl peptidase IV (DPP4) inhibitors previously granted to PPD under an agreement between PPD and Syrrx, Inc. Takeda acquired Syrrx, Inc., now known as Takeda San Diego, Inc., in March 2005.

Under the new agreement, Takeda, through Takeda San Diego, acquired all the remaining rights to develop and commercialize the DPP4 inhibitors, which rights had been shared by PPD and Takeda San Diego under the collaboration agreement dated November 19, 2003. In exchange for terminating the collaboration agreement and transferring its rights to Takeda, PPD will receive an upfront payment of US$15.0 million, plus development and sales milestones, and royalties on sales of DPP4 inhibitors if approved for marketing.

The agreement further provides that PPD will serve as the sole provider to Takeda of Phase II and Phase III clinical development services in the US and the EU for the DPP4 inhibitors. This will enable the DPP4 development program to continue without interruption. Further details of the financial terms of the agreement were not disclosed.

A variety of pre-clinical and clinical findings to date indicate DPP4 inhibitors have the potential to treat type 2 diabetes. DPP4 degrades GLP-1 (Glucagon-like peptide-1), an important hormone that is released in response to the intake of food and that stimulates pancreatic beta cells to increase the secretion of insulin and that has potential to improve beta cell function itself. DPP4 inhibitors, taken orally, work by blocking GLP-1 degradation to keep its concentration for a longer period of time. Therefore, DPP4 inhibitors are expected to be one of the new generation agents for diabetes treatment.

"We are pleased to reach this agreement with PPD, allowing us full rights to DPP4 inhibitors created by our new colleagues at Takeda San Diego," said Yasuchika Hasegawa, President & Chief Operating Officer of Takeda. "We believe that these DPP4 inhibitors will enhance Takeda's diabetes franchise in the future".

"We too are excited with the new arrangement with Takeda for the continued development and commercialization of the DPP4 assets," said Fred Eshelman, Chief Executive Officer of PPD. "With the signing of this agreement, this becomes the second program under which we have advanced the clinical development of a compound and then transferred it to a third party for continued development and commercialization, thereby further validating our compound partnering strategy. As a worldwide leader in diabetes medicines, we believe that Takeda is an outstanding partner for this program."

###

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

As a leading global provider of discovery and development services and products for pharmaceutical, biotechnology and medical device companies, PPD applies innovative technologies, therapeutic expertise and a commitment to quality to help clients maximize the return on their R&D investments. With proven early discovery through post-market resources, the company also offers compound partnering opportunities. PPD has more than 7,100 professionals worldwide with offices in 28 countries.
For more information on PPD, visit our Web site at http://www.ppdi.com./

Except for historical information, all of the statements, expectations and assumptions contained in this news release, including the expectations and assumptions about the future development and commercialization of DPP4 inhibitors, are forward-looking statements that involve a number of risks and uncertainties. Although PPD attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors which could cause results to differ materially include the following: risks associated with the development and commercialization of drugs; risks associated with and dependence on collaborative relationships; rapid technological advances that make products less competitive; economic conditions and competition in the pharmaceutical industry; and the other risk factors set forth from time to time in the SEC filings for PPD, copies of which are available free of charge upon request from the PPD investor relations department.

# # #

# Takeda Receives Approval from the Food and Drug Administration for ROZEREM™ (ramelteon)

Osaka, Japan, July 23, 2005 – Takeda Pharmaceutical Company Limited ("Takeda") today announced that its US based global research and development organization, Takeda Global Research & Development Center Inc. has received an approval from the U.S. Food and Drug Administration (FDA) for ROZEREM (ramelteon), 8 mg tablets for the treatment of insomnia. ROZEREM is the first and only prescription sleep medication not designated as a controlled substance by the U.S. Drug Enforcement Administration (DEA). Takeda Pharmaceuticals North America, Inc. will market ROZEREM in the US market.

ROZEREM has a unique therapeutic mechanism of action as compared to existing insomnia treatments because it selectively targets two receptors in the brain's suprachiasmatic nucleus (SCN). The SCN is known as the body's "master clock" because it regulates 24-hour or "circadian" rhythms, including the sleep-wake cycle.

Takeda discovered ramelteon in 1996, and the ROZEREM New Drug Application (NDA), submitted in September 2004, was based on data collected from Takeda's extensive clinical research program, including recently completed clinical studies with more than 4,200 patients.

ROZEREM has been shown to decrease the time to sleep onset in controlled clinical trials with the wide range of patients including older adults, and also to carry minimal risks of rebound insomnia and dependency.

"ROZEREM represents an exciting new option in sleep medicine that we anticipate can help millions of people who live with sleepless nights," said Yasuchika Hasegawa, President and Chief Operating Officer of Takeda. "The approval of ROZEREM marks a major milestone for Takeda as we seek to bring innovative therapies to patients in a variety of therapeutic areas."

# # #

About Takeda Pharmaceutical Company Limited

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

# # #

# Takeda's Investigational Compound (TAK-242) for Severe Sepsis Designated as Fast Track Drugs from the U.S. FDA

Osaka, Japan, July 27, 2005 — Takeda Pharmaceutical Company Limited ("Takeda") today announced that its US based global research and development organization, Takeda Global Research & Development Center Inc. obtained on July 18 the fast track designation by the U.S. Food and Drug Administration ("FDA") for Takeda's investigational compound TAK-242, which is a treatment for severe sepsis.

Sepsis is systemic inflammatory response syndrome (SIRS) caused by infection and excessive systemic response of host to bacteria and their toxins, with the symptoms such as high fever and increases in respiratory rates, and severe sepsis is defined as sepsis associated with organ dysfunction, such as renal, respiratory and cardiovascular organs etc., with high mortality rate.

TAK-242 suppresses production of inflammatory mediators such as cytokine by inhibiting the signal transduction through Toll-like receptor 4 (TLR4) which is one of the receptors recognizing the bacterial components.

Takeda submitted an application for fast track designation of TAK-242 to the FDA in May this year and received a designation for the treatment of severe sepsis as TAK-242 meets the criteria of "treating serious or life-threatening conditions and demonstrating the potential to address unmet medical needs."

In addition, phase I studies of TAK-242 were conducted in Japan, the US and Europe, and Takeda plans to start one pivotal global Phase 3 study in US, EU and Japan jointly, which are scheduled to start in this August, based on the discussion with both FDA and Pharmaceuticals and Medical Devices Agency (Japan).

"Severe sepsis is a really life-threatening disease and is one of the main causes of death in the intensive care unit (ICU), and there is no drug widely indicated for the severe sepsis patients", said Yasuchika Hasegawa, President & COO of Takeda. "Through clinical studies which will start soon, we expect to confirm the efficacy of this compound as early as possible to provide a life-saving treatment option for this disease, which I believe will lead to realization of our management mission to strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

# # #

Takeda



# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

## First quarter results for the fiscal year ending March 31, 2006

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited** **July 29, 2005**

TSE Code: 4502

Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo

URL: http://www.takeda.co.jp/

Inquiries: Toyoji Yoshida, Director
General Manager
Corporate Communications Department

President & COO: Yasuchika Hasegawa

Telephone: +81 6 6204-2060 / +81 3 3278-2039

Adoption of simplified accounting treatments:

Income tax expenses are calculated by multiplying quarterly income before income tax by the estimated tax rate for the fiscal year.

Differences in accounting treatments applied compared to previous consolidated fiscal year:

The method of allocating operating expenses to business segments has been changed.

For details, refer to "3. Business Segment Information" in [Consolidated Financial Statements and the Related Information].

Changes in the scope of consolidation or application of the equity method:

| | | |
|---|---|---|
| Consolidated | (Newly added) None | (Excluded) 2 companies |
| Equity method | (Newly added) None | (Excluded) 2 companies |

1. First Quarter Consolidated Financial Results (April 1, 2005 to June 30, 2005) for the Fiscal Year ending March 31, 2006

1) Consolidated Operating Results

*Millions of yen, rounded to the nearest million*

| | Three months ended June 30, 2005 | | Three months ended June 30, 2004 | | Fiscal year ended March 31, 2005 |
|---|---|---|---|---|---|
| | | *Change %* | | *Change %* | |
| Net sales | 313,447 | 5.6 | 296,855 | 2.8 | 1,122,960 |
| Operating income | 131,776 | 7.7 | 122,335 | 12.9 | 385,278 |
| Ordinary income | 155,558 | 10.0 | 141,366 | 11.5 | 442,111 |
| Net income | 115,246 | 28.3 | 89,802 | 13.1 | 277,438 |
| Earnings per share (¥) | ¥130.19 | | ¥101.44 | | ¥313.01 |
| Earnings per share (diluted) (¥) | -- | | -- | | -- |

Note: Percentages for net sales, operating income, ordinary income and net income represent the amount of change over the previous comparable period.

2) Financial Position

*Millions of yen, rounded to the nearest million*

| | As of June 30, 2005 | As of March 31, 2005 |
|---|---|---|
| Total assets | 2,637,856 | 2,545,435 |
| Shareholders' equity | 2,097,696 | 2,001,414 |
| Shareholders' equity / total assets (%) | 79.5 | 78.6 |
| Shareholders' equity per share (¥) | ¥2,369.70 | ¥2,260.52 |

2. Consolidated forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 to March 31, 2006)

*Millions of yen*

| | Interim period ending September 30, 2005 | Fiscal year ending March 31, 2006 |
|---|---|---|
| Net sales | 570,000 | 1,155,000 |
| Ordinary income | 220,000 | 445,000 |
| Net income | 155,000 | 295,000 |

Notes: 1. Net income per share forecast for the fiscal year ending March 31, 2006: ¥332.86

2. Forecasts are unchanged from those announced in May 2005.

**[Descriptive information on consolidated quarterly results]**

1. OVERVIEW OF CONSOLIDATED QUARTERLY OPERATING RESULTS

[Consolidated net sales]

Consolidated net sales for the three months to June 30, 2005 increased ¥16.6 billion (5.6%) to ¥313.4 billion.

- The increase in net sales was supported by the sales growth of in-house ethical drugs, which made up for a decrease in sales of Life-Environment business products resulting from the transfer of subsidiaries' and affiliated companies' stocks in that business in April 2005.
- The impact of foreign exchange rate fluctuations decreased revenues by ¥0.7 billion compared to the same period last year, as a result of the slight shift to a stronger yen against the US dollar, despite slight weakening against the euro.
- The table below shows consolidated sales of major international strategic products:

| | | |
|---|---|---|
| Drug for treatment of prostate cancer and endometriosis *Leuprorelin* (Japan product name: *Leuplin*) | ¥32.4 billion | (Up ¥1.8 billion (5.9%) from the same period last year) |
| Drug for treatment of peptic ulcers *Lansoprazole* (Japan product name: *Takepron*) | ¥46.6 billion | (Up ¥0.7 billion (1.5%) from the same period last year) |
| Drug for treatment of hypertension *Candesartan* (Japan product name: *Blopress*) | ¥49.2 billion | (Up ¥10.3 billion (26.4%) from the same period last year) |
| Drug for treatment of diabetes *Pioglitazone* (Product name: *Actos*) | ¥55.5 billion | (Up ¥9.4 billion (20.4%) from the same period last year) |

[Gross profit]

Gross profit increased ¥19.5 billion (8.7%) from the same period last year to ¥243.2 billion.

- The gross profit margin ratio improved 2.2 points to 77.6%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and the impact of the discontinuance of sales of Life-Environment Business products that have a low gross profit ratio.

[Operating income]

Operating income increased ¥9.4 billion (7.7%) from the same period last year to ¥131.8 billion.

- Selling, general and administrative expenses increased ¥10.1 billion from the same period last year to ¥111.5 billion. R&D expenses included in these selling, general and administrative expenses increased by ¥10.1 billion to ¥34.5 billion mainly due to progress of development, introduction and alliance activities, and R&D expenditures in Takeda San Diego, Inc. (former "Syrrx Inc."), a consolidated subsidiary acquired in March 2005.

[Ordinary income]

Ordinary income increased ¥14.2 billion (10.0%) from the same period last year to ¥155.6 billion.

- Net non-operating income increased ¥4.8 billion to ¥23.8 billion.
  Equity in earnings of affiliated companies decreased ¥1.3 billion (9.3%) to ¥12.7 billion. Equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), a U.S. affiliated company reported by the equity method, decreased by ¥1.7 billion (12.6%) to ¥11.5 billion.
  On the other hand, other net non-operating income increased ¥6.1 billion compared to the same period last year, mainly due to the increase in interest income.
  As a result, combined with the increase of operating income by ¥9.4 billion, ordinary income increased by ¥14.2 billion.

[Consolidated net income]

Consolidated net income for the three months to June 30, 2005 increased ¥25.4 billion (28.3%) to ¥115.2 billion.

- Extraordinary income totaled ¥32.5 billion.
  Extraordinary income includes a gain from return of a substituted portion of the retirement pension fund (Welfare Pension Fund) to the Japanese government, a gain from the partial transfer of stocks of Wyeth K.K., and a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life-Environment business.
- Earnings per share for the three months to June 30, 2005 increased ¥28.75 to ¥130.19.

Takeda

## 2. QUARTERLY RESULTS BY SEGMENT

The following table shows sales and operating income of each business segment:

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Change from same period last year | Amount | Change from same period last year |
| Pharmaceuticals | ¥279.9 billion | Up ¥21.0 billion | ¥129.0 billion | Up ¥9.8 billion |
| Ethical drugs | ¥266.3 billion | Up ¥20.4 billion | | |
| <Japan> | <¥129.1 billion> | <Up ¥11.4 billion> | | |
| <Overseas> | <¥137.3 billion> | <Up ¥8.9 billion> | | |
| Consumer healthcare | ¥13.6 billion | Up ¥0.6 billion | | |
| Other | ¥33.5 billion | Down ¥4.4 billion | ¥3.3 billion | Down ¥0.4 billion |

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals]
Consolidated net sales by the pharmaceuticals segment increased ¥21.0 billion (8.1%) to ¥279.9 billion.
Operating income increased ¥9.8 billion (8.2%) to ¥129.0 billion.

- Sales by the Ethical drugs business increased ¥20.4 billion (8.3%) to ¥266.3 billion.

Sales of ethical drugs in the Japanese market increased ¥11.4 billion (9.7%) to ¥129.1 billion, supported by strong sales growth of major products:

*Blopress* (sales: ¥31.5 billion, an increase of ¥5.9 billion (23.2%) compared with the same period last year)
*Basen** (sales: ¥17.8 billion, an increase of ¥2.0 billion (12.6%) compared with the same period last year)
*Actos* (sales: ¥5.6 billion, an increase of ¥1.9 billion (51.1%) compared with the same period last year)
*Takepron* (sales: ¥14.2 billion, an increase of ¥1.8 billion (14.6%) compared with the same period last year)
*For treatment of postprandial hyperglycemia

Sales of ethical drugs in overseas markets increased ¥8.9 billion (7.0%) from the same period last year to ¥137.3 billion. Although royalty income from TAP in the U.S. decreased, the impact of this negative factor was offset by higher sales of *Actos* for treatment of diabetes by our U.S. consolidated subsidiary Takeda Pharmaceuticals North America, Inc. ("TPNA") (up US$68 million to US$427 million), and by higher sales in Europe of international strategic products including leuprolide acetate and Actos.

- Sales by the consumer healthcare business increased ¥0.6 billion (4.6%) to ¥13.6 billion, supported mainly by increased sales of Alinamin tablets.

[Other]
Sales by other businesses segment decreased ¥4.4 billion (11.6%) from the same period last year to ¥33.5 billion.
Operating income decreased ¥0.4 billion (10.8%) to ¥3.3 billion.

- The sharp decline in net sales was due to the discontinuance of sales of Life-Environment business products, resulting from the transfer of subsidiaries' and affiliated companies' stocks in that business in April 2005.

Takeda

## 3. Research & Development

Takeda is focusing on to strengthen research activities in the selected core therapeutic areas including lifestyle-related diseases, to reinforce its ability to identify drug discovery targets using genomic information and others and to accelerate the development projects.

The Company also actively pursues maximization of the added value of international strategic products by adding new indications and formulations, and in addition, conducts in-licensing and alliance activities.

Major achievements of R&D activities during the current quarter are as follows:

[In-house R&D]

- On July 22, 2005, a new drug application for marketing of *ROZEREM* (TAK-375, generic name: ramelteon) for treatment of insomnia was approved by the U.S. Food and Drug Administration (FDA). That new drug application was submitted in September 2004 by Takeda Global Research and Development Center, Inc. (TGR&D), and *ROZEREM* will be marketed by TPNA. TPNA is now working to establish the infrastructure for marketing, including increase of its sales force.

[Maximization of added value of international strategic products]

- In May 2005, the new indication of chronic heart failure for the use of *Candesartan* combined with ACE inhibitors was approved by the U.S. FDA. This approval followed a submission for that additional indication and subsequent approval as monotherapy for patients with intolerance for ACE inhibitors in June 2004 and February 2005 respectively.

- In June 2005, TGR&D submitted a new drug application for marketing of a fixed combination product of *Actos* (a drug for treatment of Type II diabetes mellitus) and glimepiride which is sulphonylurea (SU) to the U.S. FDA. In Europe, Takeda Europe Research & Development Centre Ltd. submitted a new drug application of this product to European Medicine Agency (EMEA) in July 2005 through the European Union's Centralized Procedure.

[In-licensing/alliance activities]

- In June 2005 Takeda concluded a joint research agreement with Paradigm Therapeutics Ltd., a UK bio-pharmaceutical company, for central nervous system (CNS) therapeutic area, under which Takeda acquired three-year exclusive rights to evaluate and purchase new drug targets for CNS diseases discovered by Paradigm Therapeutics.

- In July 2005, Takeda reached an agreement with Pharmaceutical Product Development, Inc. ("PPD") to acquire from PPD part of the development and marketing rights, previously granted to PPD, to all dipeptidyl peptidase IV (DPP4) inhibitors which were created by our U.S. consolidated subsidiary Takeda San Diego, Inc, and under joint development as treatment for diabetes by Takeda San Diego, Inc. and PPD.

## [Consolidated Financial Statements and the Related Information]

### 1. Consolidated Statements of Income (summary)

*Millions of yen*

| | Three months ended June 30, 2005 | | Three months ended June 30, 2004 | | Increase (decrease) | For reference: FY ended March 31, 2005 | |
|---|---|---|---|---|---|---|---|
| Net sales | 313,447 | 100.0% | 296,855 | 100.0% | 16,592 | 1,122,960 | 100.0% |
| Cost of sales | 70,217 | 22.4 | 73,164 | 24.6 | (2,947) | 279,179 | 24.9 |
| Selling, general and administrative expenses | 111,454 | 35.6 | 101,356 | 34.1 | 10,098 | 458,503 | 40.8 |
| [R&D expenses] | [34,508] | | [24,375] | | [10,133] | [141,453] | |
| **Operating income** | **131,776** | **42.0** | **122,335** | **41.2** | **9,441** | **385,278** | **34.3** |
| Non-operating income | | | | | | | |
| Interest income | 5,692 | | 2,650 | | 3,042 | 14,980 | |
| Dividend income | 2,051 | | 1,513 | | 538 | 3,118 | |
| Equity in earnings of affiliates | 12,655 | | 13,957 | | (1,302) | 45,431 | |
| Other non-operating income | 5,345 | | 3,386 | | 1,959 | 11,274 | |
| Total non-operating income | 25,744 | 8.2 | 21,505 | 7.2 | 4,239 | 74,803 | 6.7 |
| Total non-operating expenses | 1,961 | 0.6 | 2,474 | 0.8 | (513) | 17,970 | 1.6 |
| **Ordinary income** | **155,558** | **49.6** | **141,366** | **47.6** | **14,192** | **442,111** | **39.4** |
| Extraordinary income | 32,488 | 10.4 | — | — | 32,488 | 1,070 | 0.1 |
| Extraordinary loss | — | — | — | — | — | 2,079 | 0.2 |
| Income before income taxes and minority interests | 188,046 | 60.0 | 141,366 | 47.6 | 46,680 | 441,102 | 39.3 |
| **Net income** | **115,246** | **36.8** | **89,802** | **30.3** | **25,444** | **277,438** | **24.7** |

Takeda

## 2. Consolidated Balance Sheets (summary)

**ASSETS**

*Millions of yen*

| | As of June 30, 2005 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Current assets** | **2,067,622** | **78.4%** | **1,969,915** | **77.4%** | **97,707** |
| Cash and deposits | 550,576 | | 429,530 | | 121,046 |
| Notes and accounts receivable | 267,953 | | 225,413 | | 42,540 |
| Marketable securities | 1,022,611 | | 1,092,590 | | (69,979) |
| Inventories | 90,556 | | 94,565 | | (4,009) |
| **Fixed assets** | **570,234** | **21.6** | **575,520** | **22.6** | **(5,286)** |
| Tangible fixed assets | 216,461 | | 220,133 | | (3,672) |
| Intangible fixed assets | 7,563 | | 8,092 | | (529) |
| Investments and other assets | 346,210 | | 347,296 | | (1,086) |
| Investment securities | 303,438 | | 302,404 | | 1,034 |
| **Total assets** | **2,637,856** | **100.0** | **2,545,435** | **100.0** | **92,421** |

**LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**

*Millions of yen*

| | As of June 30, 2005 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Liabilities** | **495,485** | **18.8** | **499,185** | **19.6** | **(3,700)** |
| Current liabilities | 380,297 | | 365,500 | | 14,797 |
| Long-term liabilities | 115,188 | | 133,684 | | (18,496) |
| **Minority interests** | **44,675** | **1.7** | **44,836** | **1.8** | **(161)** |
| **Shareholders' equity** | **2,097,696** | **79.5** | **2,001,414** | **78.6** | **96,282** |
| Retained earnings | 1,910,939 | | 1,834,931 | | 76,008 |
| Unrealized gain on securities | 127,927 | | 125,342 | | 2,585 |
| Foreign currency translation adjustment | (51,385) | | (69,130) | | 17,745 |
| **Total liabilities, minority interests and shareholders' equity** | **2,637,856** | **100.0** | **2,545,435** | **100.0** | **92,421** |

## 3. Business Segment Information

**First quarter (April 1, 2005 – June 30, 2005) of fiscal year ending March 31, 2006**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 279,915 | 33,531 | 313,447 | – | 313,447 |
| Operating income | 129,004 | 3,345 | 132,349 | (574) | 131,776 |

**First quarter (April 1, 2004 – June 30, 2004) of fiscal year ended March 31, 2005**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 258,942 | 37,914 | 296,855 | – | 296,855 |
| Operating income | 119,185 | 3,750 | 122,935 | (600) | 122,335 |

Notes:
1. Sales figures refer to sales to outside customers.
2. Change in the operating expenses allocation method
The Takeda Pharmaceutical Group divides its business into two business segments: Pharmaceuticals and Other. Of operating expenses, common expenses spent for administrating both segments, such as expenses spent by the head office were previously included in "Elimination or Corporate." On April 1, 2005, the restructuring of the Group's businesses was nearly completed by the transfer of stocks of three consolidated subsidiaries and equity method affiliated companies engaged in the Life-Environmental business.
In response to the completion of this restructuring, the Group changed the operating expense allocation method from the current quarter to recognize head office expenses as attributable to the pharmaceuticals business segment, and thus, to allocate them to the pharmaceuticals business segment. In response to this change, figures in the same period of the previous year are restated according to the new method.

**Sales to outside customers**

*Millions of yen*

| | | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent | FY ended March 31, 2005 |
|---|---|---|---|---|---|
| Pharmaceuticals | Ethical drugs | 266,340 | 245,960 | 8.3 | 914,794 |
| | Domestic | 129,054 | 117,608 | 9.7 | 451,890 |
| | Overseas | 137,286 | 128,352 | 7.0 | 462,903 |
| | Consumer healthcare | 13,576 | 12,981 | 4.6 | 55,683 |
| | Subtotal | 279,915 | 258,942 | 8.1 | 970,477 |
| Other | | 33,531 | 37,914 | (11.6) | 152,483 |
| Total | | 313,447 | 296,855 | 5.6 | 1,122,960 |

Note: Main products of each business segment are as follows

| Business segment | Business division | Main products |
|---|---|---|
| Pharmaceuticals | Ethical drugs | Ethical pharmaceuticals |
| | Consumer healthcare | OTC pharmaceutical products and quasi-drugs |
| Other | Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, health foods, beverages, inorganic industrial chemicals, animal health products (activated carbon, wood preservatives)* | |

* Stocks of subsidiaries and affiliated companies that dealt mainly in activated carbon and wood preservatives in the Life-Environment business were sold in April 2005, which resulted in exclusion of these companies from the consolidation of the Takeda Pharmaceutical Group.

Takeda

## 4. Sales of international strategic products

**Consolidated sales of international strategic products (ethical drugs)**

*Billions of yen*

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent |
|---|---|---|---|
| Leuprorelin | 32.4 | 30.6 | 5.9 |
| Lansoprazole | 46.6 | 45.9 | 1.5 |
| Candesartan | 49.2 | 38.9 | 26.4 |
| Pioglitazone | 55.5 | 46.1 | 20.4 |

**Foreign exchange rate**

*Yen*

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) |
|---|---|---|---|
| US$ quarterly average April – June | 108 | 110 | (2) |
| Euro quarterly average April – June | 136 | 132 | 3 |

**For reference: Sales of in-house ethical products**[*1]

*Billions of yen*

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent |
|---|---|---|---|
| Overseas sales Including affiliated companies | 187.0 | 183.7 | 1.8 |
| Americas | 140.5 | 142.6 | (1.5) |
| Europe | 42.6 | 37.6 | 13.3 |
| Asia | 3.9 | 3.5 | 12.6 |
| **Domestic sales [unconsolidated]** | **96.3** | **86.6** | **11.1** |
| **Total sales** | **283.3** | **270.3** | **4.8** |
| **Ratio of overseas sales** | **66.0%** | **68.0%** | **(1.9)** |

**Note 1:** Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

Takeda

**For reference:**

**Worldwide sales of international strategic products including affiliated companies**[*1]

*Billions of yen*

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent |
|---|---|---|---|
| **Leuprorelin** | | | |
| Worldwide sales | 45.9 | 44.4 | 3.3 |
| Japan | 16.2 | 15.3 | 5.5 |
| Americas | 19.0 | 20.1 | (5.4) |
| Europe, Asia | 10.8 | 9.1 | 18.9 |
| **Lansoprazole** | | | |
| Worldwide sales | 100.6 | 108.3 | (7.1) |
| Japan | 14.2 | 12.4 | 14.6 |
| Americas | 71.9 | 80.0 | (10.2) |
| Europe, Asia | 14.5 | 15.8 | (8.5) |
| **Candesartan**[*2] | | | |
| Worldwide sales | 49.3 | 39.0 | 26.3 |
| Japan | 31.5 | 25.5 | 23.2 |
| Americas, Europe, Asia | 17.8 | 13.5 | 32.3 |
| **Pioglitazone** | | | |
| Worldwide sales | 55.6 | 46.1 | 20.4 |
| Japan | 5.6 | 3.7 | 51.1 |
| Americas | 46.0 | 39.4 | 16.5 |
| Europe, Asia | 4.0 | 3.0 | 34.0 |

**Note 1:** Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

**Note 2:** Because export sales of *Candesartan* to licensees are recorded under a single route, worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia).

**5. Top 15 domestic ethical drugs by sales**

*Billions of yen*

| Rank | Product name | Launched Month/Year | Category | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| 1 | Blopress | 6/99 | Circulatory system | 31.5 | 25.5 | 23.2 |
| 2 | Basen | 9/94 | Metabolic drugs | 17.8 | 15.8 | 12.6 |
| 3 | Leuplin | 9/92 | Hormone drugs | 16.2 | 15.3 | 5.5 |
| 4 | Takepron | 12/92 | Digestive system | 14.2 | 12.4 | 14.6 |
| 5 | Actos | 12/99 | Metabolic drugs | 5.6 | 3.7 | 51.1 |
| 6 | Benet | 5/02 | Metabolic drugs | 4.1 | 3.6 | 13.2 |
| 7 | Seltouch | 9/93 | Other drugs | 3.8 | 3.7 | 1.0 |
| 8 | Pansporin | 2/81 | Antibiotics | 3.4 | 3.6 | (5.1) |
| 9 | Isovorin | 10/99 | Other drugs | 3.0 | 2.8 | 9.8 |
| 10 | Dasen | 11/68 | Metabolic drugs | 2.2 | 2.2 | (0.3) |
| 11 | Glovenin | 11/91 | Biologicals | 2.2 | 2.1 | 6.2 |
| 12 | Calslot | 9/90 | Circulatory system | 2.2 | 2.6 | (17.7) |
| 13 | Firstcin | 8/95 | Antibiotics | 2.0 | 2.1 | (4.7) |
| 14 | Leucovorin 25 | 9/03 | Other drugs | 1.7 | 0.7 | 149.5 |
| 15 | Rheumatrex | 8/99 | Metabolic drugs | 1.7 | 1.6 | 4.8 |

**6. Top 5 consumer healthcare and non-pharmaceutical products by sales**

*Billions of yen*

| Rank | Product name | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|
| 1 | Alinamin tablets | 4.2 | 3.8 | 12.1 |
| 2 | Alinamin health tonics | 3.6 | 3.7 | (2.8) |
| 3 | Biofermin | 1.5 | 1.4 | 8.0 |
| 4 | Nicorette | 1.1 | 1.0 | 3.2 |
| 5 | Borraginol | 1.0 | 1.0 | 2.7 |

Takeda

## 7. Development activities

### ■ Project status (new compounds)

| Development code <generic name> | Drug Class | Indications | Country/ region | Stage of development |
|---|---|---|---|---|
| **TAK-375** | $MT_1/MT_2$ receptor agonist | Insomnia | U.S. | Approved (Jul 05) |
| <ramelteon> | | | Jpn | P-III |
| | | | EU | P-III |
| | | Circadian rhythm sleep disorder (CRSD) | U.S. | P-II |
| **TAK-475** | Squalene synthase inhibitor | Hyperlipidemia | U.S. | P-III |
| <Not decided yet> | | | EU | P-III |
| | | | Jpn | P-I |
| **TAK-242** | TLR-4 signal inhibitor | Severe sepsis | Jpn | P-III |
| <Not decided yet> | | | U.S. | P-III |
| | | | EU | P-III |
| **TAK-428** | Neurotrophic factor production accelerator | Diabetic neuropathy | U.S. | P-II |
| <Not decided yet> | | | EU | P-II |
| **TAK-654** | Insulin resistance-improving drug | Diabetes mellitus | Jpn | P-II |
| <Not decided yet> | | | U.S. | P-II |
| | | | EU | P-II |
| **TAK-536** | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II |
| <Not decided yet> | | | EU | P-II |
| **TAK-715** | p38 MAPkinase inhibitor | Rheumatoid arthritis | U.S. | P-II |
| <Not decided yet> | | | EU | P-II |
| | | | Jpn | P-I |
| **LY333531** <ruboxistaurin> | PKCβ inhibitor | Diabetic maculopathy | Jpn | P-II |
| **TAK-128** <Not decided yet> | Myelin formation accelerator | Diabetic neuropathy | U.S. | P-II |
| **SYR-322** <Not decided yet> | DPPIV inhibitor | Diabetes mellitus | U.S. | P-II |

### ■ Project status (additional indications / new formulations)

| Development code <generic name> Brand name (country/region) | Drug Class | Indications or formulations | Country/ region | Stage of development |
|---|---|---|---|---|
| **AG-1749** <lansoprazole> | Proton pump inhibitor | Symptomatic-GERD | Jpn | Filed (Sep 04) |
| Takepron (Jpn , Asia) | | Injectable formulation | Jpn | Filed (Feb 04) |
| Prevacid (U.S. , Asia) | | | | |
| Ogast , Agopton , Lansox , etc. (EU) | | | | |
| **TAP-144-SR** <leuprorelin acetate> | LH-RH agonist | 3-Month depot/premenopausal breast cancer | Jpn | Filed (Feb 04) |
| Leuplin (Jpn) | | 6-month depot/prostate cancer | U.S. | P-II/III |
| Lupron Depot (U.S.) | | | EU(Germany) | Filed (Jun 05) |
| Enantone etc. (EU , Asia) | | | | |

| Development code <generic name> Brand name (country/region) | Drug Class | Indications or formulations | Country/ region | Stage of development |
|---|---|---|---|---|
| TCV-116 <candesartan cilexetil> | Angiotensin II receptor antagonist | Chronic heart failure | Jpn | Filed (Dec 01) |
| Blopress (Jpn, EU, Asia) | | Diabetic nephropathy | Jpn | P-II |
| Amias, Kenzen, etc. (EU) | | Fixed combination with diuretic | Jpn | Filed (Dec 02) |
| | | High dose | Jpn | P-III |
| | | Outcome study, DIRECT (DIabetic REtinopathy Candesartan Trial) | EU | P-III |
| AD-4833 <pioglitazone hydrochloride> | Insulin resistance-improving drug | Outcome study, PROactive (PROspective pioglitAzone Clinical Trial In macroVascular Events) | EU | P-III |
| Actos (Jpn , U.S., EU , Asia) | | Delay in progression of Atherosclerosis | U.S. | P-III |
| | | Combination drug of Actos / Metformin | U.S. | Filed (Oct 04) |
| | | | EU | Filed (Feb 05) |
| | | Concomitant therapy with metformin | Jpn | P-III |
| | | Combination drug of Actos / SU | U.S. | Filed (Jun 05) |
| | | | EU | Filed (Jul 05) |
| AO-128 <voglibose> | α-glucosidase inhibitor | Impaired glucose tolerance (IGT) | Jpn | P-III |
| Basen (Jpn , Asia) | | | | |
| TAK-453-SR <morphine hydrochloride> | Morphine hydrochloride sustained release capsules | Cancerous pain | Jpn | Filed (Nov 03) |
| NE-58095 <risedronate> | Bone resorption inhibitor | Once-a-week formulation | Jpn | Filed (Dec 04) |
| TMR | Double combination vaccine against measls and rubella | Prevention of measles and rubella | Jpn | Filed (Jun 04) |

## ■ Progress in stage ( since Apr 2005)

| Development code | Indications or formulations | Brand name (country/region) | Progress in stage |
|---|---|---|---|
| TAK-375 | Insomnia | <Rozerem> (U.S.) | Filed→Approved (Jul 05) |
| AD-4833SU | Combination drug of Actos / SU | <Not decided yet> (U.S., EU) | U.S. Filed (Jun 05) |
| | | | EU Filed (Jul 05) |
| TAP-144-SR | 6-month depot | <Not decided yet> (Germany) | Filed (Jun 05) |
| SPI-0211 (Lubiprostone) | Constipation IBS | <Not decided yet>(U.S.) | P-II→P-III |
| TAK-242 | Severe sepsis | <Not decided yet>(U.S., Jpn, EU) | P-I→P-III |
| AD-4833 | Concomitant therapy with metformin | <Actos>( Jpn) | P-III |
| SYR-322 | Diabetes mellitus | <Not decided yet>(U.S.) | P-II |
| TAK-475 | Hyperlipidemia | <Not decided yet>( Jpn) | P-I |

## ■ Discontinuance ( since Apr 2005)

| Development code | Indications / Stage of development | Reason |
|---|---|---|
| TAK-013 | Endometriosis, uterine fibroid / P-II | This drug could not satisfy our criteria for stage up. |
| TAK-802 | Hypoactive bladder / P-II | This drug could not satisfy our criteria for stage up. |
| TAK-201 | Cryptomeria pollinosis / P-II | This drug could not satisfy our criteria for stage up. |

August 3, 2005

Santhera Pharmaceuticals
Takeda Pharmaceutical Company Limited



# Santhera and Takeda Establish Collaboration to Develop and Market Idebenone (SNT-MC17) in Neuromuscular Disease

## *Idebenone (SNT-MC17) Will Be the First Treatment for Friedreich's Ataxia*

Liestal, Switzerland and Osaka, Japan, August 3, 2005 — Santhera Pharmaceuticals AG ("Santhera") of Switzerland and Takeda Pharmaceutical Company Limited ("Takeda") of Japan announced today that they will collaborate to develop and commercialize Idebenone (SNT-MC17), a small molecule drug for the treatment of Friedreich's Ataxia ("FRDA"). The clinical development for FRDA is about to enter a Phase III clinical study in Europe and will enter a Phase III study in the US shortly thereafter. The product has orphan drug designation in the US and Europe.

Under the terms of the collaboration, Santhera will conduct all clinical development for regulatory approval in Europe and in the US. Takeda will support the development work and will obtain an exclusive license to market Idebenone (SNT-MC17) in the European Union and Switzerland. Santhera will in return receive an upfront payment of Euro 5 million, development milestones and royalties from Takeda. Full financial terms were not disclosed. Santhera will supply drug product to Takeda for Europe. In the US, Santhera plans to market Idebenone (SNT-MC17) on its own.

"We are pleased to be working with Santhera, a leader in neuromuscular drug research and development," said Yasuchika Hasegawa, President and Chief Operating Officer of Takeda. "Together with Santhera, we look forward to the successful development and commercialization of a medicine that will, for the first time, allow for the treatment of Friedreich's Ataxia, a life-threatening neuromuscular disease for which currently no pharmaceutical therapies exist."

"I am pleased to announce Santhera's first development and marketing partnership in this area with a company of the stature of Takeda," said Klaus Schollmeier, Ph.D., Chief Executive Officer of Santhera. "Santhera has already built significant R&D expertise in neuromuscular diseases. With the help of Takeda's European organization, we are now leveraging that strength to bring our lead product, a decisive therapy breakthrough, to patients. We are very excited to work with Takeda, who is the ideal partner for us to bring the product to the European market."

FRDA is a hereditary and disabling neuromuscular disorder that severely impacts quality of life and reduces patients' life expectancies substantially. Although FRDA is primarily a neurological disease, cardiac symptoms are well recognized to be a life-threatening complication of the disease. The most common cardiac manifestation is hypertrophic cardiomyopathy which ultimately causes death in the majority of FRDA patients.

It has been shown that Idebenone (SNT-MC17), a small molecule oral therapy, can improve mitochondrial function and/or reduce oxidative stress in muscle cells, heart cells and neurons. By protecting heart muscle cells form the oxidative stress that is mainly responsible for the deterioration of the heart muscle in

FRDA, Idebenone (SNT-MC17) could offer the first therapy option which can prolong the lives of patients.

-ends-

About Takeda

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Takeda's four core therapeutic areas in R&D are
Franchise I: Life style-related diseases;
Franchise II: Oncology & Urologic diseases;
Franchise III: Central nervous system diseases;
Franchise IV: Gastroenterology diseases LCM

About Santhera

Santhera Pharmaceuticals AG is a Swiss biopharmaceutical company founded in 2004 through a merger between Germany-based Graffinity Pharmaceuticals AG and Swiss-based MyoContract AG. Santhera is focused on the discovery, development and marketing of small molecule pharmaceutical products for the treatment of neuromuscular diseases and has a fully integrated platform for the discovery and development of drug candidates. The company, headquartered in Switzerland, has operations in Liestal, Switzerland (near Basel) and in Heidelberg, Germany, as well as a business development office in Boston, MA, USA. Santhera's investors comprise Merlin Biosciences Limited, Oxford Bioscience Partners, NGN Capital, 3i Group plc, Carnegie Asset Management, The Novartis Venture Fund, Varuma AG, GIMV, Clariden Bank, The Dow Chemical Company, Heidelberg Innovation, TechnoStart, tbg, the Swiss Foundation for Research on Muscle Diseases, and private investors.

For further information, please visit http://www.santhera.com./

# # #

August 19, 2005

Takeda Pharmaceutical Company Limited



# Takeda Obtained Approval of an Additional Indication of Premenopausal Breast Cancer for Leuplin® SR for Injection Kit 11.25

Osaka, Japan, August 19, 2005 - Takeda Pharmaceutical Company Limited ("Takeda") today announced that the additional indication of premenopausal breast cancer was approved for Leuplin® SR for injection kit 11.25 (generic name: leuprorelin acetate) on August 18 by the Japanese Ministry of Health and Welfare.

In addition, the adjuvant therapy for the prevention of recurrence after the surgical operation of premenopausal breast cancer was approved for this injection kit 11.25, and also for Leuplin® for injection 3.75 and Leuplin® for injection kit 3.75, both of which were already approved for the indication of premenpausal breast cancer. The dosage and administration of Leuplin® SR for injection kit 11.25 is once a twelve-week, and Leuplin® for injection 3.75 and Leuplin® for injection kit 3.75 are administered once a four-week.

There are several dosage and administration formulations for Leuplin®, and Leuplin® SR for injection kit 11.25 has been marketed for an indication of prostate cancer since 2002, and an application for the additional indication of premenopausal breast cancer was submitted in February 2004.

In Japan, the prevalence rate of breast cancer has been ranked top among all types of cancers since 1995 in the female*1, and the number of patients is estimated to further increase toward the future. In general, upon diagnosis of having breast cancer, the tumor are metastasized in many cases, and the number of fatality in 2004 was more than 10,000, which represented 8.4% of the total fatality due to malignant neoplasm*2.

The approval of Leuplin® SR for injection kit 11.25 for this additional indication is expected to contribute to the improvement of the QOL, alleviating the psychological burden with the less frequency of administration, of the patients with this cancer.

*1 Japanese Association of Cancer Registries
*2 Vital statistics of population, Japanese Ministry of Health and Welfare (2004)

# # #

August 30, 2005

Takeda Pharmaceutical Company Limited

# Actoplus Met™(pioglitazone HCl and metformin HCl) Approved by the U.S. FDA for Type 2 Diabetes

Osaka, Japan, August 30, 2005 --- Takeda Pharmaceutical Company Limited ("TAKEDA") announced today that its U.S. R&D unit, Takeda Global Research & Development Center, Inc. (Lincolnshire, Ill.) has obtained approval by the U.S. Food and Drug Administration for Actoplus Met™ for the treatment of type 2 diabetes. Takeda Pharmaceuticals North America, Inc. will launch the product in coming October.

Actoplus Met combines ACTOS®(pioglitazone) and metformin, two widely used diabetes medications, in a single tablet. ACTOS directly targets insulin resistance, a condition where the body does not effectively use the insulin it produces, and metformin acts primarily by reducing the amount of glucose produced by the liver. These medications work in combination to help patients with type 2 diabetes manage their plasma glucose levels.

To offer physicians greater flexibility in treating their patients' needs, Actoplus Met will be available in two strengths ? 15 mg/500 mg and 15 mg/850 mg both of which are to be given once a day or in divided doses not exceeding the maximum recommended daily doses of pioglitazone 45 mg and metformin 2,550 mg as mentioned in the approved labeling.

"With this approval, we are pleased to contribute further to the treatment of patients with type 2 diabetes according to individual pathology," said Kiyoshi Kitazawa, Ph.D., a member of the board, general manager of pharmaceutical development division of Takeda. "We are striving to maximize the product value of Actos and to enhance diabetic franchise in the U.S. market, as shown by this approval and also by an NDA submission of a fixed combination product of Actos and glimepiride in June this year."

# # #

August 30, 2005

Takeda Pharmaceutical Company Limited

# TAP Advances Takeda's Investigational Gastroenterology Compound TAK-390MR into Phase III Clinical Studies

## *— TAP to Lead Clinical Development Program and Commercialization —*

Osaka, Japan, August 30, 2005 - Takeda Pharmaceutical Company Limited ("Takeda") announced today that TAP Pharmaceutical Products Inc("TAP"), a 50-50 joint venture with Abbott, will advance Takeda's investigational compound, TAK-390MR for the treatment of acid-related disorders, into Phase III clinical studies. Takeda licensed the compound to TAP for development in the United States and Canada.

The compound employs a new modified release technology on an enantiomer of lansoprazole. Lansoprazole is a proton pump inhibitor originally developed by Takeda and is marketed as Prevacid® by TAP in the United States. It is also marketed by Takeda and its licensees in approximately 100 countries worldwide, being recognized as the leading brand in major countries.

In parallel with TAK-390MR, TAP will continue conducting the feasibility studies of several candidates for treating acid-related diseases.

"We believe that TAK-390MR, once successfully developed and marketed, can offer physicians additional treatment options for patients suffering from acid-related disorders," said Yasuchika Hasegawa, President and Chief Operating Officer of Takeda. "This compound is expected to further enhance the well-established gastroenterology franchise in which TAP has been developing with Prevacid® since its approval by the FDA in 1995."

# # #

August 30, 2005

Takeda Pharmaceutical Company Limited

**Dissolution and Liquidation of a Subsidiary, Hikari Seiwa, K.K.**

The meeting of the Board of Directors held today made a resolution to liquidate Hikari Seiwa, K.K. ("Hikari Seiwa," Headquarters: Hikari-shi, Yamaguchi; President: Takao Matsubara), a subsidiary* of Takeda Pharmaceutical Company Limited, in June 2006. It will be dissolved upon completion of the relevant legal procedures.

Hikari Seiwa has been mainly engaged in shipping and handling of agrochemical products manufactured in the Hikari Plant of Takeda. However, in accordance with the decline of workload resulting from the restructuring of non-pharmaceutical businesses, it was decided to discontinue its business.

The influence of the dissolution of Hikari Seiwa to Takeda will be very limited and therefore won't affect its earnings estimates for the current term.

**[Overview of Hikari Seiwa, K.K.]**

Date of Incorporated: March 18, 1975

Headquarters: 2653-1 Aza-Takeda, Mitsui, Hikari-shi, Yamaguchi 743-0011

Lines of Business: General cargo automobile transportation, cargo transportation handling

Main Commissioned Services: Warehousing, shipping and handling of products

Paid-In Capital: 10 million yen

President: Takao Matsubara

Number of Employees: 23 (as of March 31, 2005, excluding board members)

Listed Stock Exchanges: None

*Shareholders: Takeda Pharmaceutical Company Limited, 40%; Takeda Logistics, Ltd., 30%; Murozumi Unso, K.K. 15%; Koutoku Sangyo K.K., 15% (Takeda Logistics, Ltd. is a wholly-owned subsidiary of Takeda.)

Net Sales: Approximately 700 million yen (annual sales of 2004)

September 13, 2005

Takeda Pharmaceutical Company Limited



# "PROactive" STUDY SHOWS TAKEDA'S ACTOS® (pioglitazone HCl) REDUCES HEART ATTACKS, STROKES AND DEATHS IN PATIENTS WITH TYPE 2 DIABETES

Osaka, September 13, 2005. Landmark data from the PROactive Study, presented at the 41st meeting of the European Association for the Study of Diabetes (EASD) in Athens demonstrated that ACTOS® (pioglitazone HCl) significantly reduces the combined risk of heart attacks, strokes and death by 16% in high risk patients with type 2 diabetes.

"The PROactive study is the first in the world to prospectively show that a specific oral glucose lowering medication, namely pioglitazone, can significantly improve cardiovascular outcomes by helping to delay or reduce heart attacks, strokes and death in high-risk patients," said John Dormandy, M.D., professor of Vascular Sciences at St. George's Hospital, London, UK, and chairman of the PROactive Study Steering Committee. "This groundbreaking study gives new hope to people with type 2 diabetes who, despite their attempts to control blood glucose and take medications, fear these life-threatening events."

PROactive (PROspective PioglitAzone Clinical Trial In MacroVascular Events) was a randomised, double blind, placebo-controlled outcome study to determine the effects of ACTOS on mortality and morbidity associated with cardiovascular disease progression in more than 5,000 high risk patients with type 2 diabetes when added to standard of care treatment. Standard of care included the routine use of anti-hypertensives such as ACE inhibitors and beta blockers; glucose lowering agents such as metformin, sulphonylureas and insulin; antiplatelet drugs such as aspirin, and lipid-modifying medicines such as statins and fibrates.

Compelling Study Results

This study focused on two key endpoints: a primary combination endpoint of seven different macrovascular events of varying clinical importance; and a principal secondary combination endpoint of life-threatening events including death, heart attack and stroke.

The primary endpoint was reduced by 10% but had not reached statistical significance by study end (p=0.095). The principal secondary endpoint of life-threatening events showed that pioglitazone significantly reduced the risk of heart attacks, strokes and death by 16% (p=0.027).

According to Professor Dormandy, these results predict that 10 heart attacks, strokes or deaths will be prevented for every 500 high-risk patients treated with ACTOS over three years.

Additional PROactive study results of ACTOS® showed:

- HbA1c levels (a measurement of long-term blood glucose control) were significantly reduced as compared to placebo (p<0.001).
- Lipid profiles significantly improved by increasing HDL cholesterol ("good" cholesterol) by 9% more than placebo (p<0.001), and reducing triglycerides (a known cardiovascular risk factor) by 13% more than placebo (p<0.001).

- The LDL/HDL cholesterol ratio ("bad" to "good" cholesterol) was significantly improved (p<0.001). A 2% increase in LDL cholesterol ("bad" cholesterol) was observed compared to placebo (p=0.003).
- Systolic blood pressure was significantly decreased (p=0.03); median change of 3 mmHg more than produced by placebo.
- The number of patients needing to have insulin added permanently to their
The PROactive Study was also designed to further examine the safety of ACTOS in this high-risk patient group. The results demonstrated that adverse events reported in this study were consistent with the established safety profile. glycaemia and heart failure were observed more frequently compared to placebo. there were no reports of acute liver toxicity.

"ACTOS has demonstrated a unique profile in earlier comparative clinical studies by providing benefits beyond glycaemic control on markers of cardiovascular risk," commented Dr Kitazawa, a member of the board of Takeda Pharmaceutical Company, Osaka, Japan. "However, the clinical significance of these effects of pioglitazone was unknown until we knew the exciting news from the PROactive Study. Additional clinical studies are being funded by Takeda to further improve our understanding of how ACTOS enables the results we have seen in the PROactive study, specifically the reduction in risk of heart attacks, strokes and deaths."

Professor Dormandy added, "Until we know how pioglitazone works to provide these life-saving benefits, the beneficial results of PROactive should not be generalized to any other oral glucose-lowering medication."

Editors Notes

- The PROactive Study was funded by Takeda Pharmaceutical Company Limited, the makers of pioglitazone (marketed under the trade name ACTOSR) and Eli Lilly and Company.
- The PROactive Study involved 5,238 patients in 19 European countries who had experienced one or more cardiovascular events such as a heart attack, coronary artery bypass surgery or stroke. Each patient was randomly assigned to ACTOS® (pioglitazone HCl) or placebo in addition to the best standard of usual care and treatments.

- The results in slide format and other information on the PROactive Study are available on the global PROactive website, http://www.proactive-results.com. *This website is supported by an unrestricted educational grant by Takeda Pharmaceutical Company and Eli Lilly and Company.*

# # #

September 29, 2005

Takeda Pharmaceutical Company Limited

# Takeda to Co-Develop and Co-Promote an Investigational Compound for the Treatment of Cancer with Merck KGaA

Osaka, Japan, September 29, 2005 —— Takeda Pharmaceutical Company Limited ("Takeda") announced today that it has entered into a co-development and co-commercialization agreement for Matuzumab (development code: EMD 72000), a humanized monoclonal antibody for the treatment of cancer, created by Merck KGaA ("Merck", Darmstadt, Germany).

Under the agreement, Takeda will pay an up-front payment of EUR 60 million, and also development milestones. The development expenses will be shared by both parties while Takeda will also pay commercial milestones. This agreement covers world's major markets such as the U.S.A., several countries in Europe, Japan and some countries in Asia, and both parties will co-promote the product while having a formula for splitting profits, with Takeda booking Matuzumab sales in Japan, while Merck will book the sales in all other countries.

Matuzumab is a recombinant, humanized, monoclonal antibody (MAb) against the human EGFR (epidermal growth factor receptor), and it inhibits EGFR which is implicated in the development and progression of a number of human solid tumors. It currently is in Phase II clinical trials in patients with non-small cell lung, gastric and colorectal cancers.

"We are pleased with the conclusion of the agreement for Matuzumab, a treatment of the cancer, which is one of our core therapeutic areas," said Yasuchika Hasegawa, President & COO of Takeda. "We believe we can maximize the product value of this compound through mutual and close cooperation in development and commercialization with Merck."

# # #

About Takeda
Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

About Merck
Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2004, a history that began in 1668, and a future shaped by 28,600 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73% interest and free shareholders own the remaining 27%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

October 3, 2005
Hitachi, Ltd.
Takeda Pharmaceutical Company Limited



# Hitachi and Takeda to Establish a Joint Venture for Information System Support for Takeda

Hitachi, Ltd. ("Hitachi", Tokyo, Japan, President & CEO: Etsuhiko Shoyama) and Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan, President & COO: Yasuchika Hasegawa) announced today that both parties had reached a basic agreement on September 29 to establish a joint venture for information system support to which Takeda's current operation in that field will be outsourced.

Under the agreement, Hitachi expects to enhance its entrusting services business leveraged on Hitachi's broad range of technology and resources, and Takeda expects to receive information system support of high quality with the competitive cost for the term of 10 years.

The newly established joint venture will start operation on April 1, 2006. Hitachi and Takeda own its shares by 66% and 34% respectively, and Takeda's shares will totally be transferred to Hitachi on April 1, 2008.

The operation of this new company will be the development and maintenance of Takeda's information system which will be outsourced to that joint venture under a contract with Takeda. Also it will develop information system packages and applications for pharmaceutical industry in general, which Hitachi is now promoting as one of the fast growing business segments.

# # #

About Hitachi
Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

About Takeda
Takeda, (TSE: 4502) located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

# # #

October 11, 2005
Takeda Pharmaceutical Company Limited

# Additional Indication of Blopress® for the Treatment of Chronic Heart Failure Approved in Japan

Osaka, Japan, October 11, 2005 —— Takeda Pharmaceutical Company Limited ("Takeda") today announced that the Ministry of Labor, Health and Welfare (MLHW) in Japan approved on October 11 the use of its angiotensin receptor blocker ("ARB"), BlopressR (candesartan cilexetil) of the strengths 2mg, 4mg and 8mg tablets for the treatment of Chronic Heart Failure (CHF). Blopress has become the first ARB in Japan with this indication.

Takeda submitted an application for additional indication of CHF in December 2001 based on the clinical data with Japanese patients, which had shown proven efficacy of Blopress for prevention of progress of CHF. The dosage and administration for CHF of Blopress approved this time is; starting dose of 4mg q.d. which can be increased upto the maximum dosage of 8mg q.d., for the patients with mild to moderate CHF, for whom the treatment with ACE-Inhibitors is not adequate.

CHF is a disease which affects a daily life of patients due to symptoms such as difficulty in breathing and shortness of breath on exertion, edema of limbs, and with the high incidence of the fatal cardiac dysrhythmia and sudden death. It is expected that Blopress contribute to provide additional treatment options for CHF and the QOL of the patients with this disease.

As for Europe and the U.S., based on the outcome study CHARM (Candesartan in Heart failure - Assessment of Reduction in Mortality and morbidity), CHF indication was approved in Europe in November 2004, and in the US, the monotherapy for CHF (New York Heart Association Class II-IV and ejection fraction less than or equal to 40 percent) was approved in February 2005, followed by the approval of the concomitant therapy with ACE-Inhibitors in May 2005. Therefore, now Blopress has become the only ARB with approved indications of CHF in all of three regions of Japan, the US and Europe.

\# # #

Notes to editors

- Candesartan cilexetil was discovered and originally synthesized by Takeda Pharmaceutical Company Limited and it was jointly developed with AstraZeneca.
- Candesartan cilexetil is marketed by Takeda as Blopress®, Amias® and Kenzen®, and by AstraZeneca as Atacand® under the license from Takeda Pharmaceutical Company Limited.
- CHARM study was sponsored and conducted by AstraZeneca.
- *The MRP on this occasion covered all EU countries apart from France. The reference member state during this procedure was the UK. (* EU countries excluding France and prior to 2004 expansion. Belgium, Denmark, Germany, Greece, Spain, Ireland, Italy, Luxembourg, Netherlands, Austria, Portugal, Finland, Sweden, United Kingdom).

# ACTO*plus* met™ (pioglitazone HCl and metformin HCl) Now Available in U.S. Pharmacies

*New product combines two widely used diabetes medications in a single tablet, offering patients a convenient option*

LINCOLNSHIRE, Ill., November 1, 2005 -Takeda Pharmaceuticals North America, Inc. today announced that ACTO*plus* met™(pioglitazone HCl and metformin HCl) is now available by prescription in pharmacies across the United States for the treatment of type 2 diabetes. This is the second Takeda product launch in the United States this year, following the approval of ROZEREM™ (ramelteon) on July 22, 2005.

ACTO*plus* met™ combines ACTOS®(pioglitazone HCl) and metformin, two widely used diabetes medications, in a single tablet. ACTOS directly targets insulin resistance, a condition where the body does not efficiently use the insulin it produces, and metformin acts primarily by reducing the amount of glucose produced by the liver. These medications work in combination to help patients with type 2 diabetes manage their blood glucose levels.

"Takeda is pleased to provide ACTO*plus* met, an important addition to the ACTOS family of products," said Mark Booth, president of Takeda. "Since most people with type 2 diabetes take multiple therapies to reach their target glucose levels, we believe that this combination pill will offer an effective, convenient new treatment option for patients."

To offer physicians greater flexibility in treating their patients' needs, ACTO*plus* met will be available in two dosages of pioglitazone/metformin - 15 mg/500 mg and 15 mg/850 mg - both of which are to be given once a day or in divided doses not exceeding the maximum recommended daily doses of pioglitazone 45 mg and metformin 2,550 mg, according to the approved labeling.

According to the American Diabetes Association, diabetes affects more than 18 million people, and type 2 diabetes is the most common form of the disease. Both ACTOS and metformin are widely used medications in the treatment of type 2 diabetes and both have a known safety profile. Combining these medications may provide patients with an easier way to take the two drugs, as they are already often prescribed together to help manage the disease.

## About ACTO*plus* met & ACTOS

ACTO*plus* met™(pioglitazone HCl and metformin HCl) is indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes who are already treated with a combination of pioglitazone and metformin or whose diabetes is not adequately controlled with metformin or pioglitazone alone.

ACTOS®(pioglitazone HCl) is indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes. ACTOS may be used alone or in combination with metformin, sulfonylureas, or insulin.

A small number of people who have taken metformin, a component of ACTO*plus* met, have developed a rare, serious condition called lactic acidosis. Lactic acidosis, a buildup of lactic acid in the blood, can be fatal in about half the cases. Because lactic acidosis occurs most frequently in people with kidney problems, ACTO*plus* met should not be used in people with kidney disease or in people 80 years of age and older whose kidneys do not work properly. ACTO*plus* met should not be taken by people with metabolic acidosis or with hypersensitivity to pioglitazone, metformin or any other component of ACTO*plus* met. ACTO*plus* met should not be taken by people who drink excessive amounts of alcohol. ACTO*plus* met should be discontinued in patients with severe infection or in patients undergoing x-ray studies using intravenous contrast dye.

Talk to your health professional before discontinuing any medications.

ACTOS and ACTO*plus* met can cause fluid retention (swelling) that may lead to or worsen heart failure, so tell your health professional if you have a history of these conditions. Talk to your doctor immediately if you experience rapid weight gain, fluid retention, or shortness of breath while taking either drug. If you have moderate to severe heart failure, ACTOS or ACTO*plus* met is not recommended. Your health professional should perform a blood test to check for liver problems before you start ACTOS or ACTO*plus* met and periodically thereafter. Do not take ACTOS or ACTO*plus* met if you have active liver disease.

Talk to your doctor immediately if you experience nausea, vomiting, stomach pain, tiredness, loss of appetite, dark urine, or yellowing of the skin. If you are of childbearing age, talk to your doctor before taking ACTOS or ACTO*plus* met, as it could increase your chance of becoming pregnant.

ACTOS or ACTO*plus* met should not be used in patients with type 1 diabetes.

For more information, including complete prescribing information for ACTOS and ACTO*plus* met, talk to your pharmacist or health professional or go to www.actos.com.

Eli Lilly and Company

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers-through medicines and information-for some of the world' s most urgent medical needs. Additional information about Lilly is available on www.lilly.com.

Takeda Pharmaceuticals North America, Inc.

Based in Lincolnshire, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets oral diabetes, insomnia, and cholesterol-lowering treatments, and through the Takeda Global Research & Development Center, Inc., the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease, and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. To learn more about the company and its products, visit www.tpna.com. For further information on metformin, contact your pharmacist or health provider.

ACTOS, ROZEREM and ACTO*plus* met are registered trademarks of Takeda Pharmaceutical Company Limited and used under license by Takeda Pharmaceuticals North America, Inc.

# # #

# # #

November 2, 2005

Takeda Pharmaceutical Company Limited
Pronova Biocare AS



# Takeda and Pronova Biocare to Agree an License and Supply Agreement on Omacor®, Treatment for Hypertriglyceridemia

November 2, 2005, Osaka, Japan and Oslo, Norway --- Takeda Pharmaceutical Company Limited (Osaka, Japan, "Takeda") and Pronova Biocare AS (Oslo, Norway, "Pronova") today announced that both parties have entered into a License- and Supply Agreement for Omacor® (generic name: omega-3 acid ethyl esters 90), a pharmaceutical product for the treatment of hypertriglyceridemia.

Under the agreement, Pronova has granted Takeda an exclusive development, marketing and distribution right in Japan. Takeda will pay to Pronova an up-front amount, development milestones, and also royalty once the product is launched.

Omacor was developed by Pronova and contains highly concentrated ethyl esters of eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA). Omacor has already been approved and is commercially available in the US, for the treatment of the adult patients with high triglyceride levels - and major European countries, for the treatment of post- myocardial infarction and adult patients with high triglyceride levels.

"We are very pleased to have Takeda as a partner for the development- and marketing of Omacor in Japan," said Dr. Egil Bodd, Chief Executive Officer of Pronova. "We are confident that the product will be successfully developed and marketed by Takeda, and professionally supported by the company's excellent expertise in the cardiovascular field. In conclusion, Takeda seems a perfect partner for Pronova and Omacor."

"We believe that this partnership with Pronova will further strengthen Takeda's cardiovascular and the metabolic syndrome franchise", said Mr. Yasuchika Hasegawa, President & COO of Takeda. "Once Omacor joins our product portfolio, we will be able to offer much more variety of treatment options for patients with hypertension, diabetes and hyperlipidemia, each of which often can be seen in the same patients group simultaneously, and further contribute to the QOL of such patients."

About Takeda
Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

About Pronova
Pronova Biocare is the world's leading supplier of Omega-3 fatty acids for human consumption. Pronova Biocare AS is a limited company owned by Ferd Private Equity. Pronova is a leader in the research, development, manufacture and marketing of Omega- derived products. Its core business areas are pharmaceuticals and dietary and nutritional supplements. Pronova Biocare's head office is in Oslo, Norway, and it has modern production facilities in Sandefjord and Alesund, Norway.

Additional information about Pronova is available through its corporate website, www.pronova.com.

###

# Consolidated Financial Statements for the Interim Period of Fiscal 2005

November 4, 2005

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502
Board of Directors meeting: November 4, 2005
Use of U.S. accounting standards: No
Telephone: +81-6-6204-2060, +81-3-3278-2039

## 1. Results for the Interim Period of Fiscal 2005 (April 1, 2005-September 30, 2005)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Interim period of fiscal 2005 | 599,842 | 5.8 | 215,246 | (1.7) | 259,427 | 1.9 |
| Interim period of fiscal 2004 | 566,699 | 3.6 | 219,076 | 19.3 | 254,709 | 16.8 |
| Fiscal 2004 | 1,122,960 | | 385,278 | | 442,111 | |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Fully diluted earnings per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2005 | 181,274 | 11.0 | 204.78 | — |
| Interim period of fiscal 2004 | 163,238 | 16.1 | 184.40 | — |
| Fiscal 2004 | 277,438 | | 313.01 | |

Notes:

1. Equity in earnings of affiliates: Interim period of fiscal 2005: ¥26,125 million
   Interim period of fiscal 2004: ¥26,560 million
   Fiscal 2004: ¥ 45,431 million
2. Average number of shares outstanding (consolidated): Interim period of fiscal 2005: 885,215,938 shares
   Interim period of fiscal 2004: 885,250,428 shares
   Fiscal 2004: 885,240,576 shares
3. Changes in accounting methods: Yes
4. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous interim period.



(2) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity /Total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2005 | 2,840,399 | 2,208,679 | 77.8 | 2,495.09 |
| Interim period of fiscal 2004 | 2,467,369 | 1,933,078 | 78.3 | 2,183.67 |
| Fiscal 2004 | 2,545,435 | 2,001,414 | 78.6 | 2,260.52 |

Note: Number of shares outstanding at end of period (consolidated): Interim period of fiscal 2005: 885,208,756 shares
Interim period of fiscal 2004: 885,243,823 shares
Fiscal 2004: 885,221,980 shares

(3) Cash Flows

| | Net cash provided by operating activities (¥ million) | Net cash provided by (used in) investing activities (¥ million) | Net cash used in financing activities (¥ million) | Cash and cash equivalents at end of period (¥ million) |
|---|---|---|---|---|
| Interim period of fiscal 2005 | 174,647 | 67,232 | (40,938) | 1,501,071 |
| Interim period of fiscal 2004 | 113,656 | (19,628) | (33,883) | 1,194,898 |
| Fiscal 2004 | 295,539 | (72,305) | (73,912) | 1,264,324 |

(4) Scope of consolidation and application of the equity method
  Consolidated subsidiaries: 45 companies
  Unconsolidated subsidiaries accounted for by the equity method: None
  Affiliated companies accounted for by the equity method: 21 companies

(5) Changes in scope of consolidation and application of the equity method
  Consolidation: (New) None (Eliminated) 3 companies Equity method: (New) None (Eliminated) 2 companies

## 2. Projected Results for Fiscal 2005 (April 1, 2005-March 31, 2006)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) |
|---|---|---|---|
| Fiscal 2005 | 1,195,000 | 465,000 | 310,000 |

Reference: Estimated earnings per share (fiscal 2005): ¥349.81

1. Estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends and exchange rates.
2. For the assumptions and other issues related to the above projections, please refer to page 13 of the attachments.

**[Contents]**

**Consolidated Financial Statements for the Interim Period of Fiscal 2005 (April 1, 2005-September 30, 2005)**

## [1. The Takeda Group]

The Takeda Group consists of 67 companies, including the parent company submitting these consolidated financial statements, 45 consolidated subsidiaries and 21 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.



Domestic
Overseas
Takeda Pharmaceutical Company Limited
Pharmaceuticals
【Ethical Drugs】
★ Nihon Pharmaceutical Co., Ltd. 《Production/Sales》
◎ Wyeth K.K. 《Production/Sales》
and others
【Consumer Healthcare】
★ Takeda Healthcare Products Co., Ltd. 《Production》
and others
Other Businesses
【Bulk Vitamin】
◎ BASF Takeda Vitamins Ltd. 《Sales》
【Others】
★ Wako Pure Chemical Industries, Ltd. 《Production/Sales》
★ Takeda Food Products, Ltd. 《Production/Sales》
★ Mizusawa Industrial Chemicals, Ltd. 《Production/Sales》
◎ Mitsui Takeda Chemicals, Inc. 《Production/Sales》
◎ Takeda-Kirin Foods Corporation 《Production/Sales》
◎ Sumitomo Chemical Takeda Agro Company, Ltd. 《Production/Sales》
and others
Pharmaceuticals
【Ethical Drugs】
(North America)
★Takeda America Holdings, Inc. 《Holding Company》
★Takeda Pharmaceuticals North America, Inc. 《Sales》
★ Takeda Global Research and Development Center Inc. 《Development》
★Takeda San Diego, Inc. 《Research》
★Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎TAP Pharmaceutical Products Inc. 《Sales/Development》
(Europe)
★ Takeda Pharma GmbH 《Sales》
★ Takeda Pharma Ges.m.b.H 《Sales》
★ Takeda Pharma AG 《Sales》
★ Laboratoires Takeda 《Sales》
★ Takeda Italia Farmaceutici S.p.A. 《Production/Sales》
★ Takeda UK Limited 《Sales》
★ Takeda Europe Research & Development Centre Ltd. 《Development》
★ Takeda Ireland Limited 《Production》
★ Takeda Pharma Ireland Limited 《Production》
(Asia)
★ Takeda Chemical Industries (Taiwan), Ltd. 《Sales》
★ P.T. Takeda Indonesia 《Production/Sales》
★ Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production/Sales》
◎ Boie-Takeda Chemicals, Inc. 《Sales》
◎ Takeda (Thailand), Ltd. 《Sales》
and others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiary
◎: Affiliate Accounted for by the Equity Method

## Consolidated Subsidiaries and Affiliates

**(Consolidated Subsidiaries)**

| Company name | Address | Capital (millions of yen, or other currencies) | Principal business | Percentage of voting shares owned (%) | Relationship | |
|---|---|---|---|---|---|---|
| | | | | | Business transactions | Other |
| Nihon Pharmaceutical Co., Ltd. | Chiyoda-ku, Tokyo | ¥760 | Pharmaceuticals (Ethical Drugs) | 87.5 (1.0) | Sells drugs, etc., to Takeda | — |
| Takeda Pharmaceuticals North America, Inc. | Lincolnshire, IL U.S.A. | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Purchases drugs from Takeda | — |
| Takeda Pharma GmbH | Aachen, Germany | EURO 5 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Pharma Ges.m.b.H | Vienna, Austria | EURO 0.1 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Takeda Pharma AG | Lachen, Switzerland | CHF0.3 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Laboratoires Takeda | Puteaux Cedex, France | EURO 2 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Italia Farmaceutici S.p.A. | Rome, Italy | EURO 1 million | Pharmaceuticals (Ethical Drugs) | 76.9 | Purchases drugs from Takeda | — |
| Takeda UK Limited | Buckinghamshire, United Kingdom | £86 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Chemical Industries (Taiwan), Ltd. | Taipei, Taiwan | NT$90 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| P.T. Takeda Indonesia | Jakarta, Indonesia | Rp1,467 million | Pharmaceuticals (Ethical Drugs) | 70.0 | Purchases drugs from Takeda | — |
| Tianjin Takeda Pharmaceuticals Co., Ltd. | Tianjin, China | US$19 million | Pharmaceuticals (Ethical Drugs) | 75.0 | Purchases drugs from Takeda | — |
| Takeda America Holdings, Inc. | New York, NY U.S.A. | US$2,827 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda San Diego, Inc. | San Diego, CA, U.S.A. | US$15 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Handles drug research on behalf of Takeda | — |
| Takeda Research Investment, Inc. | Palo Alto, CA U.S.A. | US$15 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | — | — |
| Takeda Global Research and Development Center, Inc. | Lincolnshire, IL U.S.A. | US$5 million | Pharmaceuticals (Ethical Drugs) | 100.0*** (100.0) | Handles drug development and approval on behalf of Takeda | — |
| Takeda Europe Research & Development Centre Ltd. | London, United Kingdom | £0.8 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Ireland Ltd. | Kilruddery, Ireland | EURO 92 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug manufacture on behalf of Takeda | — |
| Takeda Pharma Ireland Limited | Dublin, Ireland | EURO 514 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Healthcare Products Co., Ltd. | Fukuchiyama, Kyoto | ¥400 | Pharmaceuticals (Consumer Healthcare) | 100.0 | Sells over-the-counter drugs to Takeda | Leases land and buildings from Takeda |
| Wako Pure Chemical Industries, Ltd. | Chuo-ku, Osaka | ¥2,340 | Other (others) | 70.3 (0.8) | Sells reagents to Takeda | — |
| Takeda Food Products, Ltd. | Chuo-ku, Osaka | ¥2,000 | Other (others) | 100.0 | Purchases quasi-drugs from Takeda | — |
| Mizusawa Industrial Chemicals, Ltd. | Chuo-ku, Tokyo | ¥1,519 | Other (others) | 54.2 (1.1) | — | — |
| and 23 others | | | | | | |

**(Affiliates)**

| Company name | Address | Capital (millions of yen, or other currencies) | Principal business | Percentage of voting shares owned (%) | Relationship | |
|---|---|---|---|---|---|---|
| | | | | | Business transactions | Other |
| Wyeth K.K. | Chuo-ku, Tokyo | ¥1,890 | Pharmaceuticals (Ethical Drugs) | 30.0 | Sells drugs to Takeda | — |
| TAP Pharmaceutical Products Inc. | Lake Forest, IL U.S.A. | US$40 million | Pharmaceuticals (Ethical Drugs) | 50.0*<br>(50.0) | Purchases drugs from Takeda | — |
| Boie-Takeda Chemicals, Inc. | Manila, Philippines | PHP107 million | Pharmaceuticals (Ethical Drugs) | 50.0 | Purchases drugs from Takeda | — |
| Takeda (Thailand), Ltd. | Bangkok, Thailand | THB20 million | Pharmaceuticals (Ethical Drugs) | 48.0 | Purchases drugs from Takeda | — |
| BASF Takeda Vitamins Ltd. | Chiyoda-ku, Tokyo | ¥10 | Other (Bulk Vitamin) | 34.0 | — | — |
| Mitsui Takeda Chemicals, Inc. | Minato-ku, Tokyo | ¥20,008 | Other (others) | 49.0 | — | — |
| Takeda-Kirin Foods Corporation | Chuo-ku, Tokyo | ¥5,000 | Other (others) | 34.0 | — | — |
| Sumitomo Chemical Takeda Agro Company, Ltd. | Chuo-ku, Tokyo | ¥9,380 | Other (others) | 40.0 | — | Leases Land and buildings from Takeda |
| and 13 others | | | | | | |

Notes:
1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd. and Takeda Pharma Ireland Limited are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc. companies with a double asterisk (**) are owned by Takeda Pharma GmbH, and companies with a triple asterisk (***) are owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. With regard to life-environmental business, shares of four of Takeda's consolidated subsidiaries and equity method-applied affiliates including Japan EnviroChemicals, Ltd. were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.
7. In April 2005, Takeda's interests of Wyeth K.K. were partially transferred.
8. In April 2005, shares of Takeda-Kirin Foods Corporation held by Takeda were partially transferred to Kirin Brewery Company, Limited.
9. June 2005, all the shares of Takeda Schering-Plough Animal Health K.K. held by Takeda were transferred to Schering-Plough K.K.

**[2. Management Policies]**

Through its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products," Takeda is aiming to become a "world-class pharmaceutical company" that conducts business operations globally.

Fiscal 2005 is the last year of the 2001-2005 Medium-term Management Plan; the term which we position as the first step toward our goal of becoming a world-class pharmaceutical company. To achieve the targets of the plan, and to form the foundation for the next 2006-2010 Medium-term Management Plan, we are devoting all our efforts to the tasks described below. Through these efforts, Takeda aims to realize its management mission and strive for the further growth of the Takeda Group and for maximization of shareholder value.

(1) Enhancing and strengthening the R&D pipeline
Takeda will seek to launch new products sustainably in the mid-and-long term by discovering and licensing candidate compounds and promptly moving them forward to the advanced research and development stage, through the three strategic pillars of in-house research and development, licensing and alliances, and maximization of added value in international strategic products.

(2) Maintaining growth potential and expanding market share of existing core products
With regard to the existing core products, Takeda will implement differentiation focus strategies to succeed against competitive products and promote the maximization of product life-cycles, which actions will include the addition of new indications and formulations, with the objective of maintaining the growth potential of existing core products and increasing their market shares amid intensifying competition, as well as expanding the presence of the Takeda Group in the global market. In addition, Takeda will take all possible measures for launch of new products and their rapid penetration into the markets, which will serve as a core of growth in the next mid-term management plan period.

(3) Building global operating infrastructure and scheme
For its transformation into a world-class pharmaceutical company originating in Japan that conducts a global pharmaceutical business, Takeda will build and strengthen a unique operating infrastructure that is simple and effective.

(4) Establishing a solid business structure free of influence from environmental changes
While promoting further reform of organizational control and business operations with the placement of optimal numbers of human resources, Takeda will more thoroughly promote the efficient use of expenses and strengthen cost competitiveness with the aim of building a solid business structure that will be free of influence from environmental changes and allow for sustainable expansion of business performance.

## [3.Results of Operations and Financial Position]

### 1. Overview of the Interim Period

#### 1) Summary of Results

In the ethical pharmaceutical industry, various measures intended to restrain healthcare expenditures have been implemented worldwide, including a reduction in the price of drugs. Consequently, growth in all markets has been slowing year by year.

In the U.S. market, the growth rate of the market has been slowing down due to the intensified pressure for price reductions of branded products, including the addition of plans offered by the federal and state governments and private insurance companies that encourage use of generic drugs and change in method used to calculate reimbursement cost of drugs under Medicare. Competition with generic drugs has become harsher in Takeda's main therapeutic areas of peptic ulcer, prostate cancer and endometriosis. Competition has also intensified due to the penetration of prescription-to-OTC switches especially in the area of peptic ulcer.

In the Japanese market, National Health Insurance (NHI) drug prices have been reduced periodically and the use of generic products is being encouraged by the government. As a result, the rate of growth in the pharmaceutical market in Japan remains low. In addition, the launch of generic drugs into market in July 2005, competing with our core products in the peptic ulcer and diabetes treatment areas, has further intensified competition.

Market growth is moderate in Europe due to similar factors including the reduction of drug prices, promotion of generic drug use, and the continued expansion of parallel imports.

In addition to this slowdown in market growth, with the increase in new drug development costs in the background, there is a pronounced tendency of corporate merger among pharmaceutical companies both in Japan and overseas aiming at expanding the scale of their operations, and accordingly, competition among companies is becoming fiercer.

Consolidated results for the interim period ended September 30, 2005 were as follows:

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥599.8 billion | ¥33.1 billion ( 5.8%) increase |
| Operating income | ¥215.2 billion | ¥ 3.8 billion ( 1.7%) decrease |
| Ordinary income | ¥259.4 billion | ¥ 4.7 billion ( 1.9%) increase |
| Net income | ¥181.3 billion | ¥18.0 billion (11.0%) increase |

**Consolidated net sales** increased ¥33.1 billion (5.8%) to ¥599.8 billion over the same period in the previous year.

- Increase in net sales was supported by the sales growth of in-house ethical drugs, which was partially offset by the decrease in sales resulting from transfer of stocks of subsidiaries and affiliated companies engaged in the Life-Environment business in April 2005.
- The impact of foreign exchange rate fluctuations increased revenues by ¥0.4 billion compared to the previous period, as a result of the slight shift to a stronger euro against the Japanese currency while the US dollar-Japanese yen rate remained almost the same as that in the same period last year.
- The table below shows consolidated sales of international strategic products:

(Billions of yen)

| | | |
|---|---|---|
| Drug for prostate cancer and endometriosis treatment<br>Leuprorelin (Domestic product name: Leuplin) | 62.2 | ¥ 4.1 billion ( 7.1%) increase |
| Drug for peptic ulcer treatment<br>Lansoprazole (Domestic product name: Takepron) | 86.0 | ¥ 0.4 billion ( 0.5%) increase |
| Drug for hypertension treatment<br>Candesartan (Domestic product name: Blopress) | 93.0 | ¥18.0 billion (23.9%) increase |
| Drug for diabetic treatment<br>Pioglitazone (Product name: Actos) | 111.3 | ¥18.5 billion (19.9%) increase |

**Gross profit income** increased ¥33.2 billion (7.8%) to ¥458.4 billion.

- The gross profit margin ratio improved 1.4 points to 76.4%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and the impact of discontinuance of sales of products by subsidiaries engaged in the Life-Environment Business that has a lower gross profit ratio.

**Operating income** decreased ¥3.8 billion (1.7%) to ¥215.2 billion.

- Selling, general, and administrative expenses increased ¥37.1 billion from the same period last year to ¥243.1 billion.
  In addition to the increase in R&D costs, there were marketing preparation expenses incurred by our US consolidated subsidiary Takeda Pharmaceuticals North America, Inc.("TPNA") for the launches of *ROZERM*, used a treatment of insomnia, (generic-name: *ramelteon*) and *Actosplus Met*, a treatment of Type 2 diabetes (a fixed combination of *Actos* and *metformin*).
  R&D expenses included in these SGA expenses increased by ¥28.5 billion to ¥82.3 billion mainly due to progress in development activities, licensing and alliance activities, and R&D expenditures in Takeda San Diego, Inc. , a consolidated subsidiary acquired in March 2005.

**Ordinary income** increased ¥4.7 billion (1.9%) from the same period last year to ¥259.4 billion.

- Net total of non-operating income/expense increased ¥8.5 billion to ¥44.2 billion of profit.
  Equity in earnings of affiliated companies decreased ¥0.4 billion (1.6%) to ¥26.1 billion. Equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), a U.S. affiliated company reported by the equity method, decreased by ¥0.1 billion (0.3%) to ¥24.4 billion.
  In contrast, net total of other non-operating income/expense increased ¥9.0 billion profitable compared to the same period last year, mainly due to the increase in interest income. As a result, offsetting the decrease in operating income of ¥3.8 billion, ordinary income increased by ¥4.7 billion.

**Consolidated net income** increased ¥18.0 billion (11.0%) to ¥181.3 billion.

- Extraordinary income/expense totaled ¥32.6 billion profitable.
  Extraordinary income includes profit from discontinuance of the handling of retirement annuities (employee pension fund) for the Company's employees on behalf of the government, a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life Environment business, and a gain from the partial transfer of stocks of Wyeth K.K. and Takeda-Kirin Foods Corporation.
- Earnings per share increased ¥20.38 to ¥204.78 over the same period of the previous year.

**2) Cash Flow**

Cash flow for the interim period resulted in a net surplus of ¥236.7 billion.

Cash flow increased ¥141.7 billion from the same period last year due to the increase in net income before taxes, and a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life Environment business, and a gain from the partial transfer of stocks of Wyeth K.K. and Takeda-Kirin Foods Corporation.

As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of September 30, 2005 were ¥1,501.1 billion.

Investment in property, plant and equipment totaled ¥14.1 billion.

Historical cash flow indicators are as shown below.

| | Year ended 3/31/02 | Year ended 3/31/03 | Year ended 3/31/04 | Year ended 3/31/05 | Six months ended 9/30/05 |
|---|---|---|---|---|---|
| Shareholders' equity ratio | 72.3% | 76.1% | 76.3% | 78.6% | 77.8% |
| Shareholders' equity ratio on market value basis | 235.2% | 190.4% | 175.9% | 177.7% | 210.7% |
| Debt repayment term (years) | 0.03 | 0.02 | 0.02 | 0.03 | 0.02 |
| Interest coverage ratio | 429.3 | 975.8 | 1,297.5 | 1,451.6 | 1,350.7 |

Notes: Shareholders' equity ratio: Shareholders' equity/Total assets
Shareholders' equity ratio on market value basis: Market capitalization/Total assets
Debt repayment term: Interest-bearing debt/Operating cash flow
(Operating cash flow for the six months ended 9/30/05 is multiplied by two for calculation on an annual basis.)
Interest coverage ratio: Operating cash flow/interest expenses

* Each indicator is calculated based on consolidated financial results.
* Market capitalization is calculated by: multiplying 1st half year end closing share price at the period end by number of outstanding shares at the period end (excluding treasury stocks).
* Operating cash flow is net cash provided by operating activities reported on the consolidated statement of cash flow, less interest expense and income taxes paid. Interest-bearing debt includes all liabilities reported on the consolidated balance sheet on which interest is paid. For interest payments, the amount of interest paid reported on the consolidated statement of cash flow is used.

### 3) Interim Dividend

The Company's basic policy is to return profits to shareholders according to consolidated results for each accounting period. The Company seeks to increase distribution of profits, with a target consolidated payout rate of 30 percent, taking into overall consideration its prospect of financial condition and medium- to long-term capital requirements for business investments to increase the value of the Company. Retained earnings are allocated to investments leading to future growth, such as research and development of ethical drugs and reinforcement of the Company's business infrastructure in Europe and the United States.

For the interim period ended September 30, 2005 Takeda will pay a cash dividend of ¥53.00 per share, an increase of ¥9.00 over the same period in the previous fiscal year.

### 4) Results by Segment

#### (1) Business Segment

(Billions of yen)

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Pharmaceuticals Segment | 530.3 | 41.4 increase | 210.1 | 7.0 decrease |
| Ethical Drugs | 500.9 | 40.6 increase | | |
| (Domestic) | (243.5) | (21.3 increase) | | |
| (Overseas) | (257.4) | (19.2 increase) | | |
| Consumer Healthcare | 29.4 | 0.9 increase | | |
| Other Segment | 69.6 | 8.3 decrease | 5.1 | 3.1 increase |

Note: From this interim period, the handling of costs and expenses not allocatable to specific business segments, which previously included in "Eliminations/Corporate" category, was changed.
(For details, refer to Note 3, 1. Business Segment Information of [10. Segment Information] in page 27.)
In response to this change, figures in the previous year are restated according to the new method.
Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]
Consolidated net sales by the **Pharmaceuticals** segment increased ¥41.4 billion (8.5%) to ¥530.3 billion. Operating income decreased ¥7.0 billion (3.2%)to ¥210.1 billion.
- Sales by the **Ethical Drugs** business increased ¥40.6 billion (8.8%) to ¥500.9 billion.
Sales in the **Japanese market** increased ¥21.3 billion (9.6%) to ¥243.5 billion, supported by strong sales growth of major products:

(Billions of yen)

| | | |
|---|---|---|
| Blopress | 60.3 | ¥11.8 bn (24.4%) increase |
| Takepron | 27.0 | ¥4.1 bn (17.9%) increase |
| Actos | 10.9 | ¥3.9 bn (54.9%) increase |
| Basen * | 32.9 | ¥2.6 bn ( 8.6%) increase |

* improving agent for postprandial hyperglycemia in diabetes mellitus

Sales of ethical drugs in **overseas markets** increased ¥19.2 billion (8.1%) from the same period last year to ¥257.4 billion.
Although royalty income from TAP decreased in the U.S., itwas offset by higher sales from TPNA for *Actos* (increased US$ 116 million (16.0%) to US$ 842 million), and by higher sales in Europe of international strategic products such as *Leuprorelin* and *Actos*.

- Sales by the **Consumer Healthcare** business increased ¥0.9 billion (3.0%) to ¥29.4 billion.
  The revenue increase for this period, after reporting decrease for four consecutive years, was mainly supported by sales growth of *Alinamin* tablets, *Actage AN* tablets, and *Nicorette*.

[Other Segment]
Sales by **Other** segment decreased ¥8.3 billion (10.7%) from the same period in the previous year to ¥69.6 billion.
Operating income increased ¥3.1 billion (149.3%) to ¥5.1 billion.
- The sharp decline in sales was due to exclusion from the consolidation of product sales by subsidiaries engaged in the Life Environment business as a result of the transfer of their stocks in this April.

**(2) Geographical Segments**

(Billions of yen)

| Geographical segment | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Japan | 486.7 | 16.1 increase | 261.9 | 24.6 increase |
| North America | 97.7 | 14.8 increase | 25.5 | 2.4 decrease |
| Europe | 62.9 | 9.7 increase | 16.0 | 5.6 increase |
| Asia | 4.0 | 0.0 increase | 0.8 | 0.0 decrease |
| Eliminations/Corporate | (51.4) | 7.5 decrease | (89.0) | 31.6 decrease |
| Total | 599.8 | 33.1 increase | 215.2 | 3.8 decrease |

Note: From this interim period, geographical segments, which were formerly classified as "Japan", "North America" and "Europe and Asia", are now divided into the four regions of "Japan", "North America", "Europe" and "Asia".
From this interim period, the handling of costs and expenses not allocatable to specific geographical business segments, which previously included in "Eliminations/Corporate" category, was changed.
(For details, refer to Note 2, 2. Geographical Segment of [10. Segment Information] in page 28 and 29.)
In response to this change, figures in the previous year are restated according to the new method.
In accordance with rules for interim consolidated financial statements, equity in earnings of affiliates is recorded as non-operating income.

**5) Research & Development**

The Company is focusing on promoting research activities in lifestyle-related diseases which is one of the core therapeutic areas, searching for new drug targets through utilization of genomic information and other sources, and accelerating development projects.

The Group is also actively pursuing maximization of added-value of its international strategic products through obtaining approvals for additional formulations and indications as well as licensing and alliance activities.

Major results of R&D activities during this interim period are:

[Independent R&D]

- In July 2005, Takeda Global Research and Development Center, Inc.(TGR&D), a subsidiary of TPNA in the U.S., was granted an approval from the Food and Drug Administration (FDA) in the U.S. to market *ROZEREM* (generic-name: *ramelteon*), which is a treatment of insomnia.
  TPNA worked efficiently to establish the necessary infrastructure for the marketing of *ROZEREM*, a major new product following on from *Actos*, including increase of the sales force, and launched the product in September 2005.

- In July 2005, TGR&D received "Fast Track Designation" from the U.S. FDA for TAK-242, a drug for severe sepsis. In accordance with this designation, we can receive advice from the FDA time to time, which is expected to accelerate development processes. Moreover, if good trial results are obtained from the clinical trials, the product may be granted another "Fast Track Designation" for the review of the New Drug Application (NDA), which means that the product can be approved six months from the date of the submission of NDA. Now the global Phase III trial is conducted concurrently in Japan, the U.S. and Europe, without conducting Phase II trials.

- In the U.S., TAP received an approval from the FDA to conduct Phase III trials without Phase II trials for TAK-390MR, a peptic ulcer treatment created by the Company. In accordance with this approval, it was determined that the Phase III trial would start in August 2005.

[Maximization of added value of international strategic products]

< Candesartan >

- In the United States, the FDA approved an additional indication for chronic heart failure: the February 2005 approval was for its monotherapy in patients non-tolerant of ACE inhibitors. This was followed by additional approval in May 2005 for combined use with ACE inhibitor.

- With regard to the hypertension treatment *Blopress tablet 2mg, 4mg and 8mg*, Takeda received an approval for the indication in Japan for chronic heart failure from the Ministry of Health, Labour and Welfare in October 2005, as the first angiotensin II receptor blockers (ARB) approved for that indication in Japan.

< Actos >

- In June 2005, in the United States, TGR&D submitted to the FDA a new drug application for marketing, a fixed combination with sulfonylurea (SU), *Glymepirid*. In addition, Takeda Europe Research & Development Centre Ltd. submitted to the European Medicines Agency (EMEA) a new drug application for this fixed combination drug through European Union's Centralized Procedures in July 2005.

- In August 2005, TGR&D received approval from FDA for marketing in the United States of *Actoplus Met*$^{TM}$, a fixed combination of *Actos* with *Metoformin*. Upon receipt of this approval, Takeda Pharmaceuticals North America Inc. (TPNA) started marketing of this drug in November 2005.

- In September 2005, the results of *PROactive* Study (a randomised, double blind, placebo-controlled outcome study to determine the effects of ACTOS on mortality and morbidity associated with cardiovascular disease progression in high risk patients with type 2 diabetes) were announced. This is the first in the world to prospectively show that a specific oral glucose lowering medication, *Actos*, can significantly improve cardiovascular outcomes by helping to delay or reduce heart attacks, strokes and death in high-risk patients.

< Leuprorelin >

- In August 2005, with regard to *Leuplin SR Injection Kit 11.25*, one of the formulations of *Leuplin*, Takeda received an indication of premenopausal breast cancer from the Ministry of Health, Labour and Welfare. This approval also paved the way for the use of *Leuplin 3.75 for Injection* and *Leuplin Injection Kit 3.75* as adjuvant therapy for premenopausal breast cancer after surgery.

[In-licensing and alliance activities]

- In June 2005, Takeda reached an agreement with Paradigm Therapeutics, a British biotechnological pharmaceutical company, in connection with joint research in the central nervous system therapeutic area. Under this agreement, for the next three years Takeda is entitled to exclusive access, including evaluation and purchase, to proprietary drug targets created by Paradigm in defined CNS fields.

- In July 2005, Takeda signed an agreement with Pharmaceutical Product Development, Inc. (PPD) to take over the latter's rights with regard to joint development and marketing of therapeutic agent for diabetes *Dipeptidylpeptidase IV inhibitor (DPP4), which* was invented by Takeda San Diego, Inc., a U.S. consolidated subsidiary of Takeda.

- In July 2005, Takeda entered into an agreement with Santhera Pharmaceuticals Ltd. (Santhera), a Swiss biotechnological pharmaceutical company, in connection with joint development and sales in Europe of *Idebenone*, a proprietary drug created by Takeda as a therapeutic agent for Friedreich's ataxia.

- In September 2005, Takeda and Merck KGaA of Germany reached an agreement on the joint development and sale in the United States, Japan, Europe and some of the Asian countries, of *Matuzumab* (Merck's development code: EMD72000), the humanized antibody (invented by Merck) against epidermal growth factor receptor (EGFR), which is responsible for production and progression of cancer.

- In November 2005, Takeda and Pronova Biocare AS, a Norway pharmaceutical company, entered into a license and supply agreement for *Omacor*, a treatment of hypertriglyceridemia. Under the agreement, Takeda was granted an exclusive development, marketing and distribution right in Japan.

## 2. Outlook for the Current Fiscal Year ending March 31, 2006

### 1) Outlook for Consolidated Results

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥1,195.0 billion | ¥72.0 billion ( 6.4%) increase |
| Ordinary income | ¥ 465.0 billion | ¥22.9 billion ( 5.2%) increase |
| Net income | ¥ 310.0 billion | ¥32.6 billion (11.7%) increase |

Net Sales
Takeda expects continued growth in sales of core products such as *Blopress*, *Takepron* and *Actos* in Japan, growth in sales of *Actos* in the United States and mainstay products in Europe. As a result, total net sales are projected to increase compared to the previous fiscal year.

Ordinary Income
Takeda anticipates that increased selling, general and administrative expenses, including R&D expenses and marketing expenses for launch of new products by TPNA will be absorbed by higher gross profit deriving from increased sales, primarily of in-house ethical drugs, and improvement in equity earnings of TAP, as well as in net total of non-operating income and expenses, including increased interest received. As a result, ordinary income is projected to increase compared to the previous fiscal year.

Net Income
Net income is expected to grow compared to the previous fiscal year, as a result of increase in ordinary income and extraordinary income recorded in this first half of the current fiscal year.

[Outlook Assumptions]
The foreign exchange rate for this projection is assumed to be US$1 = ¥110 and 1 euro = ¥130.

[Note concerning Above Projections]
The results outlook is calculated according to judgments based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these projections.

### 2) Annual Dividend

Final dividend will be 53 yen per share. As a result, annual dividend including interim dividend is expected to increase by 18 yen per share from the previous fiscal year to 106 yen per share.

## [4.Basic Policies and Implementation of Measures Concerning Corporate Governance]

Takeda seeks to enhance compliance and internal control as well as to improve organization structure, so as to accurately assess changes in the external environment, such as intensifying competition in the market, the continuing implementation of various measures to contain healthcare expenditures worldwide and large-scale corporate consolidation in Japan and abroad, and thereby quickly find the best ways to respond to such changes.

### 1. Management Structure

Starting in June 2003, Takeda established a new senior management structure designed to promote faster, more efficient decision-making to handle diversifying business challenges both in quantitative and qualitative aspects. The Chairman of the Board, serving as Chief Executive Officer, oversees the whole Takeda Group, supervises management and performs strategic decision-making for management in general. The President, as Chief Operating Officer, supervises overall execution of business operations.

Under this structure, as part of its task of establishing an operating structure suited to a world-class pharmaceutical company originating in Japan, Takeda is promoting increased collaboration between headquarters and overseas subsidiaries and affiliates by stipulating global operating standards for every function of business units and headquarters divisions.

### 2. Board of Directors

Takeda had eight directors (including no outside directors) and four auditors (including three outside auditors) as of September 30, 2005, and has established no voluntary committees (see the Note below). As a rule, Board of Directors' meetings are held once a month to resolve and report on important matters of management.

(Note) Mr. Tadashi Ishikawa, an outside auditor, is a representative partner of a legal firm which provides Takeda with legal advices.

### 3. Compliance

As reflected in its management mission, Takeda believes that it must not only comply with laws and regulations, it must also maintain high ethical standards so as to merit the trust of society, since Takeda is a company that manufactures and markets pharmaceuticals linked to human life. Therefore, Takeda is promoting company-wide compliance measures by institutionalizing the "Takeda Compliance Program," to clearly define a code of conduct for management and employees to follow, thereby to ensure that Takeda management complies with laws and corporate ethics (compliance).

### 4. Audit System

#### 1) Audit by Corporate Auditors

Based on the corporate auditor system adopted by Takeda, each auditor attends Board of Directors' meetings and other important meetings and expresses his/her opinions, appropriately conducting rigorous periodic audits of business execution conditions in accordance with the policies and scope of work determined by the Board of Auditors.

**2) Internal Audit**

At Takeda, periodic internal auditing is conducted and strengthened under the control of the Auditing Department, an independent body reporting directly to the president, which acts in collaboration with, and assigns a partial role to, each related division, such as the Finance & Accounting Department.

From the previous fiscal year, Takeda introduced a "Control Self-Assessment (CSA)" program for each business unit and domestic and overseas companies. The program is designed to self-check the internal control system in regard to financial reporting, with oaths taken by the individuals responsible for each department or company as to the appropriateness of such internal control.

**3) Accounting Audit**

The certified public accountants who conducted accountancy services for Takeda during the current interim term were Mr. Akira Ishida, Mr. Shojiro Yoshimura and Mr. Teruhisa Tamai of Deloitte Touche Tohmatsu. The assistants for this interim period of fiscal 2005 comprised three certified public accountants, seven junior accountants and one other person.

**[5.Litigation]**

Regarding losses alleged to have been sustained as a result of marketing and sales practices for *Leuprorelin* (U.S. brand name: Lupron Depot), a treatment for prostate cancer and endometriosis by TAP Pharmaceutical Products Inc. (TAP), in which Takeda's wholly owned subsidiary, Takeda America Holdings Inc., owns a 50 percent stake (the other 50 percent is owned by Abbott Laboratories), civil (class) actions have been brought against TAP, Abbott Laboratories and Takeda in federal and state courts by patients, insurance companies and others, in which plaintiffs claim damages due to price discrepancies between the AWP (Average Wholesale Price) as made public by independent industry compendia and the actual sales prices (lawsuits alleging similar causes of action are sometimes collectively called "AWP Suits"). In negotiating reconciliation with these Lupron AWP suits, TAP, Abbott and Takeda concluded a class and another settlement agreement with plaintiff attorneys on November 15, 2004, which will release TAP, Abbott and Takeda on condition that TAP pay $150 million. The final approval for settlement was ultimately given on August 26, 2005 by the United States District Court for the District of Massachusetts in Boston. Apart from the above suits, industry-wide AWP Suits involving numerous U.S. major pharmaceutical companies have been under dispute. As part of the industry-wide civil litigations, several actions have been brought against TAP and Takeda Pharmaceuticals North America Inc. (a consolidated subsidiary of Takeda, (TPNA)) in federal and state courts, in regard to medicinal products other than *Leuprorelin*; Takeda is also a defendant in other litigations together with the above companies.

In addition, regarding pharmaceutical patents for *Leuplin*, a lawsuit claiming remuneration for employee invention has been brought against Takeda in Tokyo District Court by complainants who allegedly justified their action on the basis that they inherited the right to claim the consideration of certain employee invention valued at ¥37.2 billion from a deceased ex-employee. The complainants filed a complaint with the Tokyo District Court demanding ¥100 million as an initial portion of the amount claimable from Takeda.

Takeda is diligently coping with these matters.

## [6. Interim Consolidated Statements of Income]

(Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| Net sales | 599,842 | 100.0% | 566,699 | 100.0% | 33,143 | 1,122,960 | 100.0% |
| Cost of sales | 141,453 | 23.6 | 141,559 | 25.0 | (106) | 279,179 | 24.9 |
| Selling, general and administrative expenses | 243,143 | 40.5 | 206,064 | 36.4 | 37,079 | 458,503 | 40.8 |
| Operating income | 215,246 | 35.9 | 219,076 | 38.7 | (3,830) | 385,278 | 34.3 |
| Non-operating income: | 49,853 | 8.3 | 41,573 | 7.3 | 8,279 | 74,803 | 6.7 |
| Interest income | 12,514 | | 5,953 | | 6,561 | 14,980 | |
| Dividend income | 2,394 | | 1,864 | | 530 | 3,118 | |
| Equity in earnings of affiliates | 26,125 | | 26,560 | | (435) | 45,431 | |
| Other non-operating income | 8,820 | | 7,196 | | 1,623 | 11,274 | |
| Non-operating expenses: | 5,672 | 0.9 | 5,940 | 1.0 | (268) | 17,970 | 1.6 |
| Interest expense | 175 | | 177 | | (2) | 334 | |
| Other non-operating expenses | 5,498 | | 5,763 | | (266) | 17,636 | |
| Ordinary income | 259,427 | 43.3 | 254,709 | 44.9 | 4,717 | 442,111 | 39.4 |
| Extraordinary gain | 32,577 | 5.4 | 982 | 0.2 | 31,595 | 1,070 | 0.1 |
| Gains on sale of fixed assets | *142 | | *982 | | (841) | *1,070 | |
| Gains on sale of shares of affiliates | **12,024 | | — | | 12,024 | — | |
| Gains on return of the proxy portion of corporate employee pension funds to the government | 20,411 | | — | | 20,411 | — | |
| Extraordinary loss | — | — | 1,791 | 0.3 | (1,791) | 2,079 | 0.2 |
| Losses on bulk vitamin and other cartel cases | — | | ***1,791 | | (1,791) | ***2,079 | |
| Income before income taxes and minority interests | 292,004 | 48.7 | 253,900 | 44.8 | 38,103 | 441,102 | 39.3 |
| Income taxes: | 108,817 | | 88,836 | | 19,981 | 160,231 | |
| Current | 126,571 | | 97,741 | | 28,829 | 172,867 | |
| Deferred | (17,754) | | (8,906) | | (8,848) | (12,637) | |
| Minority interests | (1,913) | | (1,827) | | (86) | (3,433) | |
| Net income | 181,274 | 30.2 | 163,238 | 28.8 | 18,037 | 277,438 | 24.7 |

* States the gains on the sale of idle real estate, consisting mainly of land.

** States the gains on transfer of shares of subsidiaries and affiliates engaged in life-environment business, "Wyeth K.K." and "Takeda-Kirin Foods Corporation".

*** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

## [7. Interim Consolidated Balance Sheets]

ASSETS (Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2004 | | As of March 31, 2005 | |
|---|---|---|---|---|---|---|
| Current assets | 2,208,130 | 77.7% | 1,883,145 | 76.3% | 1,969,915 | 77.4% |
| Cash and deposits | 412,548 | | 451,464 | | 429,530 | |
| Notes and accounts receivable | 247,436 | | 229,194 | | 225,413 | |
| Marketable securities | 1,288,615 | | 986,131 | | 1,092,590 | |
| Inventories | 94,493 | | 91,030 | | 94,565 | |
| Deferred income taxes | 116,067 | | 91,424 | | 93,857 | |
| Other current assets | 49,254 | | 34,265 | | 34,230 | |
| Allowance for doubtful receivables | (284) | | (363) | | (271) | |
| Fixed assets | 632,269 | 22.3 | 584,224 | 23.7 | 575,520 | 22.6 |
| Tangible fixed assets: | 215,569 | 7.6 | 249,914 | 10.1 | 220,133 | 8.6 |
| Buildings and structures | 102,243 | | 112,041 | | 104,715 | |
| Machinery, equipment and carriers | 42,308 | | 40,784 | | 42,618 | |
| Tools and fixtures | 7,244 | | 7,552 | | 7,374 | |
| Land | 44,419 | | 54,679 | | 44,500 | |
| Construction in progress | 19,354 | | 34,858 | | 20,927 | |
| Intangible fixed assets: | 6,887 | 0.2 | 7,324 | 0.3 | 8,092 | 0.3 |
| Goodwill | 2,352 | | 3,921 | | 3,136 | |
| Other intangible fixed assets | 4,535 | | 3,404 | | 4,955 | |
| Investments and other assets: | 409,813 | 14.5 | 326,986 | 13.3 | 347,296 | 13.6 |
| Investment securities | 348,763 | | 314,938 | | 302,404 | |
| Long-term loans | 173 | | 1,618 | | 1,610 | |
| Real estates for lease | 23,907 | | — | | 24,460 | |
| Deferred income taxes | 15,147 | | 5,914 | | 12,542 | |
| Other | 21,972 | | 4,660 | | 6,386 | |
| Allowance for doubtful receivables | (149) | | (145) | | (105) | |
| Total assets | 2,840,399 | 100.0% | 2,467,369 | 100.0% | 2,545,435 | 100.0% |

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY (Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2004 | | As of March 31, 2005 | |
|---|---|---|---|---|---|---|
| Total liabilities | 585,989 | 20.6% | 490,654 | 19.9% | 499,185 | 19.6% |
| Current liabilities: | 437,523 | 15.4 | 359,549 | 14.6 | 365,500 | 14.4 |
| Notes and accounts payable | 74,106 | | 67,664 | | 70,750 | |
| Short-term loans | 7,350 | | 7,423 | | 8,301 | |
| Income taxes payable | 141,586 | | 99,225 | | 80,790 | |
| Accrued expenses | 101,139 | | 79,658 | | 103,823 | |
| Reserve for bonuses | 30,646 | | 28,321 | | 28,444 | |
| Other reserves | 8,479 | | 8,031 | | 7,312 | |
| Other current liabilities | 74,217 | | 69,226 | | 66,080 | |
| Long-term liabilities: | 148,466 | 5.2 | 131,105 | 5.3 | 133,684 | 5.3 |
| Deferred tax liabilities | 96,692 | | 68,085 | | 75,493 | |
| Reserve for retirement benefits | 36,643 | | 44,067 | | 39,859 | |
| Reserve for directors' retirement bonuses | 1,657 | | 1,614 | | 1,784 | |
| Reserve for SMON compensation | 4,575 | | 4,756 | | 4,664 | |
| Other long-term liabilities | 8,899 | | 12,582 | | 11,884 | |
| Minority interests | 45,731 | 1.6 | 43,637 | 1.8 | 44,836 | 1.8 |
| Shareholders' equity | 2,208,679 | 77.8 | 1,933,078 | 78.3 | 2,001,414 | 78.6 |
| Common stock | 63,541 | | 63,541 | | 63,541 | |
| Additional paid-in capital | 49,639 | | 49,638 | | 49,638 | |
| Retained earnings | 1,977,002 | | 1,759,542 | | 1,834,931 | |
| Unrealized gain on securities | 151,496 | | 111,390 | | 125,342 | |
| Foreign currency translation adjustment | (30,016) | | (48,236) | | (69,130) | |
| Treasury stock | (2,983) | | (2,797) | | (2,908) | |
| Total liabilities, minority interests and shareholders' equity | 2,840,399 | 100.0% | 2,467,369 | 100.0% | 2,545,435 | 100.0% |

## [8. Interim Consolidated Statements of Retained Earnings]

(Millions of yen)

| | Interim period of fiscal 2005 | Interim period of fiscal 2004 | Fiscal 2004 |
|---|---|---|---|
| Additional paid-in capital | | | |
| Balance at the beginning of the period | 49,638 | 49,638 | 49,638 |
| Increase in additional paid-in capital | 1 | — | — |
| Gain on disposal of treasury stock | 1 | — | — |
| Balance at the end of the period | 49,639 | 49,638 | 49,638 |
| Retained earnings | | | |
| Balance at the beginning of the period | 1,834,931 | 1,616,676 | 1,616,676 |
| Additions | 181,274 | 179,369 | 293,570 |
| Net income | 181,274 | 163,238 | 277,438 |
| Increase in retained earnings due to accounting period change for overseas subsidiaries and affiliates | — | *16,132 | *16,132 |
| Deductions | 39,203 | 36,504 | 75,315 |
| Cash dividends paid | 38,811 | 36,167 | 74,979 |
| Bonuses to directors and corporate auditors | 392 | 337 | 337 |
| Balance at the end of the period | 1,977,002 | 1,759,542 | 1,834,931 |

* Presents the increase in retained earnings for January-March 2004 due to the change to consolidated financial statements using the April-September (April- March) results of major overseas subsidiaries and affiliates starting from the fiscal year ended March 31, 2005.

## [9. Interim Consolidated Statements of Cash Flows]

(Millions of yen)

| | Interim period of fiscal 2005 | Interim period of fiscal 2004 | Increase (decrease) | Fiscal 2004 |
|---|---|---|---|---|
| Net income before income taxes and minority interests | 292,004 | 253,900 | 38,103 | 441,102 |
| Depreciation and amortization | 14,513 | 13,381 | 1,132 | 31,226 |
| Net interest and dividend income | (14,734) | (7,641) | (7,093) | (17,764) |
| Equity in earnings of affiliates | (9,507) | (7,397) | (2,110) | 7,301 |
| Loss (gain) on sales and disposals of property, plant and equipment | (42) | (740) | 698 | (600) |
| Loss (gain) on sales of marketable securities | 271 | 279 | (7) | 875 |
| Gains on sale of shares of affiliates | (12,024) | — | (12,024) | — |
| Profit from discontinuance of handling employee pension fund on behalf of government | (20,411) | — | (20,411) | — |
| Losses on bulk vitamin and other cartel cases | — | 1,791 | (1,791) | 2,079 |
| Recording of expenses in connection with acquisition of subsidiary shares | — | — | — | *20,637 |
| Decrease (increase) in notes and accounts receivable | (25,998) | (26,945) | 947 | (23,399) |
| Decrease (increase) in inventories | (2,807) | 216 | (3,023) | (3,398) |
| Increase (decrease) in notes and accounts payable | 5,255 | (5,098) | 10,353 | (1,815) |
| Other | 11,059 | (22,498) | 33,557 | 17,354 |
| Subtotal | 237,850 | 199,248 | 38,332 | 473,598 |
| Interest received and paid and dividends received | 14,816 | 7,921 | 6,895 | 17,970 |
| Income taxes paid | (77,749) | (93,463) | 15,714 | (194,758) |
| Settlement paid related to bulk vitamin and other cartel cases | — | (50) | 50 | (1,270) |
| Net cash provided by operating activities | 174,647 | 113,656 | 60,991 | 295,539 |
| Payment for purchases of marketable securities | (179,173) | (126,041) | (53,132) | (377,079) |
| Proceeds from sales and redemption of marketable securities | 237,709 | 133,630 | 104,078 | 395,793 |
| Payment for deposit of funds into time deposits | (19,900) | — | (19,900) | — |
| Proceeds from redemption of time deposits | 19,900 | 5,000 | 14,900 | 5,000 |
| Payment for purchases of property, plant and equipment | (15,595) | (27,107) | 11,512 | (53,669) |
| Proceeds from sales of property, plant and equipment | 467 | 1,019 | (553) | 2,622 |
| Payment for purchases of investment securities | (98) | (6,152) | 6,055 | (14,211) |
| Proceeds from sales of investment securities | 12,794 | 599 | 12,195 | 72 |
| Proceeds from sales of shares of subsidiaries, resulting in consolidation scope change | 10,331 | — | 10,331 | — |
| Payment for acquisition of shares of subsidiaries, resulting in consolidation scope change | — | — | — | (29,093) |
| Other | 797 | (577) | 1,374 | (1,740) |
| Net cash provided by (used in) investing activities | 67,232 | (19,628) | 86,860 | (72,305) |
| Net increase (decrease) in short-term bank loans | (363) | 577 | (941) | (289) |
| Proceeds from issuance of long-term debt | 764 | 2,400 | (1,636) | 3,541 |
| Repayment of long-term debt | (1,444) | (280) | (1,164) | (553) |
| Dividends paid | (38,790) | (36,142) | (2,648) | (74,958) |
| Other | (1,105) | (438) | (667) | (1,653) |
| Net cash used in financing activities | (40,938) | (33,883) | (7,056) | (73,912) |
| Effect of exchange rate changes on cash and cash equivalents | 35,807 | 34,950 | 857 | 15,197 |
| Net increase in cash and cash equivalents | 236,747 | 95,095 | 141,653 | 164,520 |

| | | | | |
|---|---|---|---|---|
| Cash and cash equivalents, beginning of period | 1,264,324 | 1,076,084 | 188,239 | 1,076,084 |
| Increase in cash and cash equivalents due to accounting period change for overseas subsidiaries | — | **23,719 | (23,719) | **23,719 |
| Cash and cash equivalents, end of period | 1,501,071 | 1,194,898 | 306,173 | 1,264,324 |

* Certain portion of acquisition cost was booked as R&D expenses.

** The increase in cash and cash equivalents for January-March, 2004 in major overseas subsidiaries due to the change of the consolidation period from January-June (January-December) to April-September (April-March), starting from the period ended March 2005.

## Preparation of the Interim Consolidated Financial Statements

1. Scope of Consolidation

   Number of consolidated subsidiaries: 45 companies

   Names of principal companies and changes in scope of consolidated subsidiaries:

   Refer to "Consolidated Subsidiaries and Affiliates" in "1.The Takeda Group."

2. Application of the Equity Method

   Number of affiliated companies accounted for by the equity method: 21 companies

   Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:

   Refer to "Consolidated Subsidiaries and Affiliates" in "1.The Takeda Group."

3. Items Related to Interim Account Settlement Date of Consolidated Subsidiaries

   The interim accounting settlement date for Tianjin Takeda Pharmaceuticals Co., Ltd., a consolidated subsidiary, and TAP Pharmaceutical Products Inc., an equity method-applied affiliate, is June 30. For preparation of consolidated financial statements, tentative financial statements of these two companies as of the date of interim consolidated accounting settlement were used.

4. Accounting standards

   (1) Valuation of major assets

   1) Inventories

| | |
|---|---|
| Merchandise and finished products: | Valued at lower of cost or market using the weighted average cost method |
| Semi-finished products and work-in-process: | Valued at lower of cost or market using the weighted average cost method |
| Raw materials and supplies: | Valued at lower of cost or market using the moving-average method |

   2) Securities

| | |
|---|---|
| Trading securities: | Fair value (Cost of securities sold is primarily calculated using the moving-average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Other securities | |
| With market value: | Valued at market value based on market prices at the interim balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |

   3) Derivatives: Fair value

   (2) Method for depreciation of tangible fixed assets and real estates for lease

   The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method.

   Estimated useful lives are mainly as follows:

   Buildings and structures: 15-50 years

   Machinery, equipment and carriers: 4-15 years

   (3) Accounting Standards for Major Reserves

   1) Allowance for doubtful receivables:

   To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

   Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

   2) Reserve for bonuses:

   To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the interim period, based on the applicable period.

3) Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- Takeda provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under contributory and non-contributory pension plans.
- Four of the consolidated subsidiaries provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under non-contributory pension plans.
- One of the Company's consolidated subsidiaries use non-contributory pension plans. This subsidiary provides a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the interim balance sheet date plus the amount of the voluntary reserve in view of pension finances, less amounts funded under the non-contributory pension plan.
- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the interim balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

In accordance with the Defined Benefit Pensions Law, Takeda received an approval from the Minister of Health, Labour and Welfare on May 1, 2005 relating to exemption of the payment obligation of the past employee services out of substituted portion of welfare pension funds, and returned the amount of handover (minimum reserves) on September 13, 2005. Gains on such return of the substituted portion are stated in extraordinary profit in the amount of 20,411 million yen.

4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the interim period.

(4) Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Principal Methods of Hedge Accounting

1) Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges

Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

(6) Other

Consumption taxes are excluded from revenues and expenses.

5. Scope of Funds in the Interim Consolidated Statements of Cash Flows
Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

6. Changes in Classification
Real estates for lease, which were included in "Tangible fixed assets" as of the end of the previous interim period, have been reported under the category "Investments and other assets" since the end of the previous fiscal year ended March 31, 2005. The amount of real estates for lease included in Tangible fixed assets as of September 30, 2004 was 25,101 million yen.

## Notes to Interim Consolidated Statements of Income

(Millions of yen)

| | Interim period of fiscal 2005 | Interim period of fiscal 2004 | Fiscal 2004 |
|---|---|---|---|
| 1. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 10,835 | 11,570 | 22,721 |
| Sales promotion expense | 15,813 | 14,376 | 32,270 |
| Freight and storage expense | 3,992 | 4,274 | 8,433 |
| (2) General and administrative expenses | | | |
| Salaries | 29,873 | 29,174 | 57,761 |
| Bonuses and provision for bonuses | 17,005 | 13,377 | 26,888 |
| Retirement benefit expenses | 4,840 | 5,348 | 9,478 |
| Consignment fees | 8,251 | 4,635 | 10,350 |
| R&D expenses | 82,277 | 53,729 | 141,453 |

## Notes to Interim Consolidated Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | As of September 30, 2004 | As of March 31, 2005 |
|---|---|---|---|
| 1. Accumulated depreciation | | | |
| Tangible fixed assets | 403,704 | 396,861 | 404,370 |
| Real estates for lease | 4,182 | — | 3,628 |
| 2. Pledged assets | | | |
| Assets pledged as collateral | 6,376 | 15,630 | 16,344 |
| Debt corresponding to pledged assets | 2,072 | 3,563 | 4,420 |
| 3. Loans guaranteed | | | |
| Guarantees | 4,237 | 5,283 | 4,670 |
| 4. Discounted trade notes receivable | — | 52 | 24 |
| Endorsed trade notes receivable | 15 | 14 | 15 |

## Notes to Interim Consolidated Statements of Cash Flows

Relationship between the ending balance of cash and cash equivalents and the category names used in the interim consolidated balance sheets

(Millions of yen)

| | Interim period of fiscal 2005 | Interim period of fiscal 2004 | Fiscal 2004 |
|---|---|---|---|
| Cash and deposits | 412,548 | 451,464 | 429,530 |
| Time deposits with maturities exceeding three months | — | — | — |
| Securities redeemable within three months | 1,088,523 | 743,434 | 834,794 |
| Cash and cash equivalents | 1,501,071 | 1,194,898 | 1,264,324 |

## [10. Segment Information]

### (1) Business Segment Information

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 530,263 | 69,579 | 599,842 | — | 599,842 |
| (2) Intersegment sales and transfers | 3,089 | 2,705 | 5,794 | (5,794) | — |
| Total | 533,352 | 72,284 | 605,636 | (5,794) | 599,842 |
| Operating expenses | 323,254 | 67,141 | 390,395 | (5,799) | 384,596 |
| Operating income | 210,098 | 5,143 | 215,241 | 5 | 215,246 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 756,245 | 253,678 | 1,009,923 | 1,830,477 | 2,840,399 |
| Depreciation & amortization | 10,390 | 4,123 | 14,513 | — | 14,513 |
| Capital investments | 11,618 | 2,484 | 14,102 | — | 14,102 |

**Interim period of fiscal 2004 (April 1, 2004-September 30, 2004)** (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 488,825 | 77,873 | 566,699 | — | 566,699 |
| (2) Intersegment sales and transfers | 4,122 | 3,399 | 7,521 | (7,521) | — |
| Total | 492,948 | 81,272 | 574,220 | (7,521) | 566,699 |
| Operating expenses | 275,887 | 79,209 | 355,095 | (7,473) | 347,623 |
| Operating income | 217,061 | 2,063 | 219,124 | (49) | 219,076 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 651,572 | 261,221 | 912,793 | 1,554,576 | 2,467,369 |
| Depreciation & amortization | 7,901 | 5,479 | 13,381 | — | 13,381 |
| Capital investments | 28,240 | 4,849 | 33,089 | — | 33,089 |

**Fiscal 2004 (April 1, 2004-March 31, 2005)** (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 970,477 | 152,483 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 6,125 | 6,942 | 13,067 | (13,067) | — |
| Total | 976,601 | 159,425 | 1,136,027 | (13,067) | 1,122,960 |
| Operating expenses | 598,948 | 151,827 | 750,775 | (13,093) | 737,682 |
| Operating income | 377,653 | 7,598 | 385,252 | 26 | 385,278 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 647,496 | 254,605 | 902,102 | 1,643,334 | 2,545,435 |
| Depreciation & amortization | 19,582 | 11,644 | 31,226 | — | 31,226 |
| Capital investments | 42,024 | 7,206 | 49,230 | — | 49,230 |

Notes

1.Based on the actual status of business management, businesses are classified into two segments: "Pharmaceuticals" and "Other Businesses."

2. Principal products of each business segment

| Business Segment | Business Division | Principal Products |
|---|---|---|
| Pharmaceuticals | Ethical Drugs | Ethical pharmaceuticals |
| | Consumer Healthcare | Over-the-counter pharmaceuticals and quasidrugs |
| Other | Vitamin | Bulk vitamins |
| | Life-Environment * | Activated carbon, wood preservatives |
| | Others | Reagents, clinical diagnostics, photographic film chemicals, health foods, beverages, inorganic industrial chemicals, animal health products ** |

* During the 1st half of fiscal 2005, shares of Takeda's four consolidated subsidiaries and equity method-applied affiliates including Japan EnviroChemicals, Ltd., which are conducting life-environmental business, were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

** In June 2005, all Takeda's shares in Takeda Schering-Plough Animal Health, a joint venture engaged in animal drug businesses, were transferred to Schering-Plough, K.K.

3: Changes in method of allocation of operating expenses

Takeda and its group companies have two business segments of "Pharmaceuticals" and "Other", under which operating expenses of headquarter function commonly used to manage the both segments were stated under "Eliminations/Corporate".

For this 1st half of fiscal 2005, following the completion of business restructuring by transfer of the shares of the four consolidated subsidiaries and equity method-applied affiliates of life-environmental business, Takeda reviewed the business management so that the headquarter functions shall concentrate the operations into pharmaceutical business. Consequently, it was determined that such operating expenses shall be mainly stated under the category "Pharmaceuticals" from this interim period.

As a result of such change, the amounts for the previous interim financial statements and the previous financial statements are accordingly restated for a comparison purpose.

4. Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company, a holding company in the United States and others.

| | |
|---|---|
| Interim period of fiscal 2005: | ¥1,834,043 million |
| Interim period of fiscal 2004: | ¥1,558,258 million |
| Fiscal 2004: | ¥1,646,378 million |

## (2) Geographical Segment Information

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** (Millions of yen)

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 439,935 | 97,042 | 58,990 | 3,875 | 599,842 | — | 599,842 |
| (2) Intersegment sales and transfers | 46,738 | 656 | 3,860 | 101 | 51,356 | (51,356) | — |
| Total | 486,673 | 97,698 | 62,850 | 3,977 | 651,198 | (51,356) | 599,842 |
| Operating expenses | 224,803 | 72,215 | 46,813 | 3,148 | 346,979 | 37,617 | 384,596 |
| Operating income | 261,870 | 25,484 | 16,037 | 829 | 304,219 | (88,973) | 215,246 |
| (Reference) Identifiable assets | 809,653 | 158,356 | 112,637 | 11,639 | 1,092,285 | 1,748,115 | 2,840,399 |

**Interim period of fiscal 2004 (April 1, 2004-September 30, 2004)** (Millions of yen)

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 429,484 | 82,231 | 51,104 | 3,880 | 566,699 | — | 566,699 |
| (2) Intersegment sales and transfers | 41,072 | 637 | 2,012 | 96 | 43,818 | (43,818) | — |
| Total | 470,556 | 82,869 | 53,115 | 3,976 | 610,517 | (43,818) | 566,699 |
| Operating expenses | 233,281 | 55,018 | 42,658 | 3,100 | 334,058 | 13,565 | 347,623 |
| Operating income | 237,275 | 27,851 | 10,457 | 876 | 276,459 | (57,383) | 219,076 |
| (Reference) Identifiable assets | 754,322 | 125,825 | 90,994 | 10,559 | 981,700 | 1,485,669 | 2,467,369 |

**Fiscal 2004 (April 1, 2004 - March 31, 2005)** (Millions of yen)

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 841,762 | 170,247 | 103,111 | 7,841 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 75,535 | 1,163 | 5,443 | 193 | 82,333 | (82,333) | — |
| Total | 917,297 | 171,410 | 108,553 | 8,033 | 1,205,293 | (82,333) | 1,122,960 |
| Operating expenses | 455,771 | 126,997 | 90,865 | 6,643 | 680,276 | 57,407 | 737,682 |
| Operating income | 461,526 | 44,413 | 17,689 | 1,390 | 525,018 | (139,740) | 385,278 |
| (Reference) Identifiable assets | 737,194 | 121,532 | 102,594 | 11,753 | 973,072 | 1,572,363 | 2,545,435 |

Notes

1: Up until the previous fiscal year, there were three geographical segments of "Japan", "North America" and "Europe and Asia", according to the locations of the consolidated companies. However, given that the significance of business is increasing in Europe, geographical segments are indicated in four areas of "Japan", "North America", "Europe" and "Asia" from this 1st half of fiscal 2005. Amounts for the previous interim period and the previous fiscal year are restated in four areas after the change.
Main countries and regions included in each segment:
North America: United States
Europe: Germany, France, Italy, United Kingdom, Ireland and others
Asia: Taiwan, Indonesia, China and others

2: Changes in method of allocation of operating expenses
Takeda is establishing its unique, simple and efficient business operation system. Since this interim fiscal year, sales activities have been managed independently in each region of Japan, the United States and Europe, whereas research and development functions have been under a globally unified management system, concentrated in the headquarters of Japan.
This system stands on a view that research and development function shall, regardless of the locations, contribute to the future sales worldwide. In light of this point of view, it is appropriate that research and development expenses should be processed in the category of "Corporate".
Therefore, from this interim fiscal period, research and development expenses are included in "Eliminations/Corporate" in the geographical segment information, and removed from operating expenses in each region.
In addition, although out of operating expenses common expenses of the headquarter function applied to management of each region were included in "Eliminations/Corporate", such expenses is included in "Japan", in which headquarter function is located, in the

geographical segment information from this interim fiscal period, in line with the change in the method of indication in business segment information.

Along with such changes, segment information of the previous interim fiscal period ended September 2004 and of the previous fiscal year ended March 2005 are restated for a comparison use, according to the standard after change.

As a result, operating expenses which are unable to be allocated (R&D costs), included in "Eliminations/Corporate" are as follows:

| | |
|---|---|
| Interim period of fiscal 2005: | ¥82,277 million |
| Interim period of fiscal 2004: | ¥53,729 million |
| Fiscal 2004: | ¥141,453 million |

3. Amounts and composition of corporate assets included in "Eliminations/Corporate" are the same as Note 4 of "1.Business Segment Information".

4. In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports of the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total net sales of consolidated subsidiaries in the North America region, net sales in the Europe segment are the total net sales of consolidated subsidiaries in the Europe regions and net sales in the Asia segment are the total net sales of consolidated subsidiaries in the Asia regions.

### (3) Overseas Sales

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 161,007 | 91,990 | 9,822 | 262,820 |
| 2. Total consolidated net sales | | | | 599,842 |
| 3. Overseas sales/Total consolidated net sales | 26.8% | 15.3% | 1.6% | 43.8% |

**Interim period of fiscal 2004 (April 1, 2004-September 30, 2004)** (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 147,946 | 88,079 | 10,069 | 246,094 |
| 2. Total consolidated net sales | | | | 566,699 |
| 3. Overseas sales/Total consolidated net sales | 26.1% | 15.5% | 1.8% | 43.4% |

**Fiscal 2004 (April 1, 2004-March 31, 2005)** (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 287,382 | 171,643 | 19,409 | 478,433 |
| 2. Total consolidated net sales | | | | 1,122,960 |
| 3. Overseas sales/Total consolidated net sales | 25.6% | 15.3% | 1.7% | 42.6% |

Notes:
1. Country and regional segments are based on geographic proximity.
2. Main countries and regions included in each segment:
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, Italy, France, Spain and others
   (3) Others: South America, Asia, Africa, Oceania
3. Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

## [11. Lease Transactions]

Omitted due to disclosure on EDINET.

## [12. Marketable Securities]

### Interim period of fiscal 2005 (as of September 30, 2005)

1. Securities to be held until maturity with market values (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 2,510 | 2,502 | (8) |
| (2) Other | — | — | — |
| Total | 2,510 | 2,502 | (8) |

2. Other marketable securities with market values (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 34,419 | 285,757 | 251,338 |
| (2) Bonds | 361,512 | 361,504 | (8) |
| Corporate/public bonds | 361,512 | 361,504 | (8) |
| Other | — | — | — |
| (3) Other | 903,332 | 903,317 | (15) |
| Total | 1,299,263 | 1,550,578 | 251,315 |

3. Description and consolidated balance sheet amount of main marketable securities without market values:

Shares of affiliated companies ¥48,926 million

Other marketable securities

Unlisted stocks ¥12,488 million

### Interim period of fiscal 2004 (as of September 30, 2004)

1. Securities to be held until maturity with market values (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 2,811 | 2,811 | — |
| (2) Other | — | — | — |
| Total | 2,811 | 2,811 | — |

2. Other marketable securities with market values (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 34,415 | 218,276 | 183,861 |
| (2) Bonds | 351,206 | 351,182 | (24) |
| Corporate/public bonds | 351,206 | 351,182 | (24) |
| Other | — | — | — |
| (3) Other | 566,935 | 566,934 | (1) |
| Total | 952,557 | 1,136,392 | 183,835 |

3. Description and consolidated balance sheet amount of main marketable securities without market values:

Shares of affiliated companies ¥62,841 million

Other marketable securities

Unlisted stocks ¥6,597 million

### Fiscal 2004 (as of March 31, 2005)

1. Securities to be held until maturity with market values (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 2,510 | 2,485 | (25) |
| (2) Others | — | — | — |
| Total | 2,510 | 2,485 | (25) |

2. Other marketable securities with market values (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 34,073 | 241,146 | 207,073 |
| (2) Bonds | 439,957 | 439,948 | (9) |
| Corporate/public bonds | 439,957 | 439,948 | (9) |
| Other | — | — | — |
| (3) Other | 630,244 | 630,244 | — |
| Total | 1,104,275 | 1,311,339 | 207,065 |

3. Description and consolidated balance sheet amount of main marketable securities without market values:

Shares of affiliated companies ¥47,450 million

Other marketable securities

Unlisted stocks ¥12,191 million

## [13. Derivative Transactions]

Omitted due to disclosure on EDINET.

## [14. Production, Orders and Sales]

**(1)Production** (Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| Pharmaceuticals | 328,921 | 89.2% | 308,801 | 87.8% | 20,120 | 592,420 | 87.6% |
| Ethical Drugs | 320,754 | 87.0 | 297,625 | 84.7 | 23,129 | 571,679 | 84.5 |
| Consumer Healthcare | 8,167 | 2.2 | 11,176 | 3.2 | (3,009) | 20,741 | 3.1 |
| Other Businesses | 39,737 | 10.8 | 42,784 | 12.2 | (3,047) | 84,116 | 12.4 |
| Vitamin | 3,884 | 1.1 | 5,391 | 1.5 | (1,507) | 11,163 | 1.6 |
| Life-Environment | — | — | 2,252 | 0.6 | (2,252) | 5,084 | 0.8 |
| Others | 35,853 | 9.7 | 35,141 | 10.0 | 712 | 67,869 | 10.0 |
| Total | 368,658 | 100.0% | 351,585 | 100.0% | 17,073 | 676,536 | 100.0% |

**(2)Purchases** (Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| Pharmaceuticals | 56,465 | 83.0% | 52,463 | 79.0% | 4,002 | 105,426 | 77.8% |
| Ethical Drugs | 48,819 | 71.8 | 44,239 | 66.6 | 4,580 | 89,762 | 66.2 |
| Consumer Healthcare | 7,645 | 11.2 | 8,224 | 12.4 | (578) | 15,664 | 11.6 |
| Other Businesses | 11,545 | 17.0 | 13,935 | 21.0 | (2,390) | 30,158 | 22.2 |
| Life-Environment | — | — | 3,166 | 4.8 | (3,166) | 6,358 | 4.7 |
| Others | 11,545 | 17.0 | 10,769 | 16.2 | 776 | 23,800 | 17.6 |
| Total | 68,009 | 100.0% | 66,398 | 100.0% | 1,611 | 135,584 | 100.0% |

### (3) Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

### (4) Sales

(Millions of yen)

| | | | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|---|---|
| Pharmaceuticals | | | 530,263 | 88.4% | 488,825 | 86.3% | 41,437 | 970,477 | 86.4% |
| | Ethical Drugs | | 500,898 | 83.5 | 460,327 | 81.2 | 40,571 | 914,794 | 81.5 |
| | | Japan | 243,502 | 40.6 | 222,161 | 39.2 | 21,342 | 451,890 | 40.2 |
| | | Overseas | 257,396 | 42.9 | 238,166 | 42.0 | 19,230 | 462,903 | 41.2 |
| | Consumer Healthcare | | 29,365 | 4.9 | 28,498 | 5.0 | 866 | 55,683 | 5.0 |
| Other Businesses | | | 69,579 | 11.6 | 77,873 | 13.7 | (8,294) | 152,483 | 13.6 |
| | Vitamin | | 4,235 | 0.7 | 5,779 | 1.0 | (1,544) | 11,515 | 1.0 |
| | Life-Environment | | — | — | 7,420 | 1.3 | (7,420) | 14,578 | 1.3 |
| | Others | | 65,344 | 10.9 | 64,674 | 11.4 | 670 | 126,391 | 11.3 |
| Total | | | 599,842 | 100.0% | 566,699 | 100.0% | 33,143 | 1,122,960 | 100.0% |
| [Overseas in Total] | | | [262,820] | [43.8] | [246,094] | [43.4] | [16,726] | [478,433] | [42.6] |
| [Royalty Income in Total] | | | [23,570] | [3.9] | [26,210] | [4.6] | [(2,640)] | [50,290] | [4.5] |

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows: (Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| | Amount | % of total | Amount | % of total | | Amount | % of total |
| Mediceo Paltac Holdings Co., Ltd.* | 129,712 | 21.6% | 119,660 | 21.1% | 10,052 | 244,217 | 21.7% |

* Following the transition of KURAYA SANSEIDO Inc. into a holding company on October 1, 2004, the amounts represent sales to Mediceo Paltac Holdings Co., Ltd.
The figures of the previous fiscal period and the previous 1st half are restated accordingly for comparison.

# Summary of Unconsolidated Financial Statements for the Interim Period of Fiscal 2005

November 4, 2005

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502
Board of directors meeting: November 4, 2005
Interim dividend system: Yes
Interim dividend payment date: December 9, 2005
*Tangen* unit system: Yes (1 *tangen* unit = 100 shares)
Telephone: +81-6-6204-2060, +81-3-3278-2039

## 1. Results for the Interim Period of Fiscal 2005 (April 1, 2005-September 30, 2005)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Interim period of fiscal 2005 | 424,847 | 5.3 | 187,794 | 3.0 | 204,787 | 3.9 |
| Interim period of fiscal 2004 | 403,360 | 3.5 | 182,321 | 16.1 | 197,042 | 21.9 |
| Fiscal 2004 | 784,848 | | 344,435 | | 356,696 | |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) |
|---|---|---|---|
| Interim period of fiscal 2005 | 155,644 | 20.5 | 175.13 |
| Interim period of fiscal 2004 | 129,148 | 29.1 | 145.31 |
| Fiscal 2004 | 235,488 | | 264.69 |

Notes:

1. Average number of shares outstanding: Interim period of fiscal 2005: 888,754,318 shares
   Interim period of fiscal 2004: 888,788,808 shares
   Fiscal 2004: 888,778,956 shares
2. Changes in accounting methods: No
3. Year-on year change (%) for net sales, operating income, ordinary income and net income is based on the previous interim period.

(2) Dividends

| | Interim dividends per share (¥) | Annual dividends per share (¥) |
|---|---|---|
| Interim period of fiscal 2005 | 53.00 | — |
| Interim period of fiscal 2004 | 44.00 | — |
| Fiscal 2004 | — | 88.00 |

(3) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity /total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2005 | 2,063,025 | 1,663,175 | 80.6 | 1,871.37 |
| Interim period of fiscal 2004 | 1,769,195 | 1,441,570 | 81.5 | 1,621.96 |
| Fiscal 2004 | 1,847,590 | 1,519,728 | 82.3 | 1,709.68 |

Notes:

1. Number of shares outstanding at end of period: Interim period of fiscal 2005: 888,747,136 shares
   Interim period of fiscal 2004: 888,782,203 shares
   Fiscal 2004: 888,760,360 shares
2. Number of shares of treasury stock at end of period: Interim period of fiscal 2005: 525,259 shares
   Interim period of fiscal 2004: 490,192 shares
   Fiscal 2004: 512,035 shares

## 2. Projected Results for Fiscal 2005 (April 1, 2005-March 31, 2006)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) | Annual dividends per share (¥) | |
|---|---|---|---|---|---|
| | | | | Year-end | |
| Fiscal 2005 | 835,000 | 345,000 | 250,000 | 53.00 | 106.00 |

Reference: Estimated earnings per share (fiscal 2005): ¥281.03

Notes:

1. Estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends and exchange rates.
2. For the assumptions and other issues related to the above projections, please refer to page 13 of the attachments.

## [15. Interim Unconsolidated Statements of Income]

(Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| Net sales | 424,847 | 100.0% | 403,360 | 100.0% | 21,486 | 784,848 | 100.0% |
| Cost of sales | 104,135 | 24.5 | 101,000 | 25.0 | 3,134 | 199,088 | 25.4 |
| Selling, general and administrative expenses | 132,918 | 31.3 | 120,039 | 29.8 | 12,879 | 241,325 | 30.7 |
| Operating income | 187,794 | 44.2 | 182,321 | 45.2 | 5,473 | 344,435 | 43.9 |
| Non-operating income: | 20,753 | 4.9 | 18,327 | 4.5 | 2,427 | 25,454 | 3.2 |
| Interest income and dividends | 12,041 | | 14,212 | | (2,171) | 18,074 | |
| Interest on securities | 68 | | 193 | | (125) | 329 | |
| Other non-operating income | 8,644 | | 3,922 | | 4,722 | 7,052 | |
| Non-operating expenses: | 3,761 | 0.9 | 3,606 | 0.9 | 155 | 13,193 | 1.7 |
| Interest expense | 62 | | 58 | | 4 | 116 | |
| Other non-operating expenses | 3,699 | | 3,548 | | 151 | 13,076 | |
| Ordinary income | 204,787 | 48.2 | 197,042 | 48.9 | 7,745 | 356,696 | 45.4 |
| Extraordinary gains | 38,063 | 9.0 | 982 | 0.2 | 37,081 | 1,070 | 0.1 |
| Gains on sale of fixed assets | *142 | | *982 | | (841) | *1,070 | |
| Gains on sale of shares of affiliates | **17,511 | | — | | 17,511 | — | |
| Gains on return of proxy portion of corporate employee pension funds to the government | 20,411 | | — | | 20,411 | — | |
| Extraordinary loss | — | — | 1,791 | 0.4 | (1,791) | 2,079 | 0.3 |
| Losses on bulk vitamin and other cartel cases | — | | ***1,791 | | (1,791) | ***2,079 | |
| Income before income taxes | 242,850 | 57.2 | 196,233 | 48.6 | 46,617 | 355,688 | 45.3 |
| Income taxes: | 87,207 | 20.5 | 67,085 | 16.6 | 20,122 | 120,199 | 15.3 |
| Current | 104,028 | | 76,056 | | 27,972 | 131,780 | |
| Deferred | (16,821) | | (8,971) | | (7,850) | (11,581) | |
| Net income | 155,644 | 36.6 | 129,148 | 32.0 | 26,496 | 235,488 | 30.0 |
| Profit brought forward from the previous term | 159,828 | | 143,544 | | 16,283 | 143,544 | |
| Interim dividends | — | | — | | — | 39,106 | |
| Unappropriated retained earnings at the end of the term | 315,471 | | 272,692 | | 42,779 | 339,926 | |

* States the gains on the sale of idle real estate, consisting mainly of land.

** States the gains on transfer of the subsidiaries and affiliates of life-environmental business and "Wyeth K.K." and "Takada-Kirin Foods Corporation".

*** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

## [16. Interim Unconsolidated Balance Sheets]

ASSETS (Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2004 | | As of March 31, 2005 | |
|---|---|---|---|---|---|---|
| Current assets | 1,145,629 | 55.5% | 907,140 | 51.3% | 983,629 | 53.2% |
| Cash and deposits | 209,613 | | 251,955 | | 232,931 | |
| Trade notes receivable | 12,974 | | 15,368 | | 10,879 | |
| Trade accounts receivable | 167,902 | | 150,991 | | 142,767 | |
| Marketable securities | 588,479 | | 339,800 | | 445,628 | |
| Merchandise and products | 26,554 | | 26,183 | | 25,915 | |
| Work in progress and semi-finished products | 23,121 | | 22,832 | | 22,964 | |
| Materials | 11,705 | | 9,611 | | 11,629 | |
| Deferred income taxes | 92,435 | | 75,849 | | 76,356 | |
| Other current assets | 12,870 | | 14,574 | | 14,583 | |
| Allowance for doubtful receivables | (24) | | (23) | | (22) | |
| Fixed assets | 917,397 | 44.5 | 862,055 | 48.7 | 863,961 | 46.8 |
| Tangible fixed assets: | 110,122 | 5.3 | 141,545 | 8.0 | 111,935 | 6.1 |
| Buildings and structures | 61,796 | | 70,450 | | 62,622 | |
| Machinery and equipment | 19,185 | | 17,250 | | 16,752 | |
| Vehicles and carriers | 97 | | 18 | | 39 | |
| Tools, furniture and fixtures | 2,363 | | 2,765 | | 2,390 | |
| Land | 20,415 | | 30,396 | | 20,418 | |
| Construction in progress | 6,266 | | 20,665 | | 9,715 | |
| Intangible fixed assets | 55 | 0.0 | 83 | 0.0 | 90 | 0.0 |
| Investments and other assets: | 807,219 | 39.1 | 720,427 | 40.7 | 751,936 | 40.7 |
| Investment securities | 224,317 | | 179,669 | | 178,255 | |
| Equity in subsidiaries and affiliates | 489,524 | | 491,421 | | 496,494 | |
| Long-term deposits | 53,769 | | 47,884 | | 51,197 | |
| Long-term loans | 19 | | 1,459 | | 1,458 | |
| Long-term prepaid expenses | 15,731 | | 39 | | 104 | |
| Real estates for lease | 23,907 | | — | | 24,460 | |
| Allowance for doubtful accounts | (48) | | (46) | | (31) | |
| Total assets | 2,063,025 | 100.0 | 1,769,195 | 100.0 | 1,847,590 | 100.0 |

LIABILITIES AND SHAREHOLDERS' EQUITY (Millions of yen)

| | As of September 30, 2005 | | As of September 30, 2004 | | As of March 31, 2005 | |
|---|---|---|---|---|---|---|
| Total liabilities | 399,851 | 19.4% | 327,626 | 18.5% | 327,862 | 17.7% |
| Current liabilities: | 315,967 | 15.3 | 260,526 | 14.7 | 259,173 | 14.0 |
| Trade notes payable | 23 | | 166 | | — | |
| Trade accounts payable | 53,700 | | 47,554 | | 47,331 | |
| Accrued liabilities and accrued expenses | 113,339 | | 97,049 | | 105,694 | |
| Income taxes payable | 110,616 | | 80,246 | | 69,677 | |
| Reserve for bonuses | 21,699 | | 21,929 | | 21,841 | |
| Other reserves | 7,968 | | 7,545 | | 6,935 | |
| Other current liabilities | 8,623 | | 6,036 | | 7,696 | |
| Long-term liabilities: | 83,883 | 4.1 | 67,100 | 3.8 | 68,689 | 3.7 |
| Deferred income taxes | 57,196 | | 33,569 | | 39,104 | |
| Reserve for retirement benefits | 20,131 | | 26,828 | | 22,886 | |
| Reserve for directors' retirement bonuses | 948 | | 892 | | 990 | |
| Reserve for SMON compensation | 4,575 | | 4,756 | | 4,664 | |
| Other long-term liabilities | 1,034 | | 1,054 | | 1,045 | |
| Shareholders' equity | 1,663,175 | 80.6 | 1,441,570 | 81.5 | 1,519,728 | 82.3 |
| Common stock | 63,541 | 3.1 | 63,541 | 3.6 | 63,541 | 3.4 |
| Additional paid-in capital | 49,639 | 2.4 | 49,638 | 2.8 | 49,638 | 2.7 |
| Capital reserve | 49,638 | | 49,638 | | 49,638 | |
| Other additional paid-in capital | 1 | | — | | — | |
| Retained earnings | 1,440,537 | 69.8 | 1,256,998 | 71.0 | 1,324,231 | 71.7 |
| Legal reserve | 15,885 | | 15,885 | | 15,885 | |
| Provision for retirement benefits | 5,000 | | 5,000 | | 5,000 | |
| Reserve for dividends | 11,000 | | 11,000 | | 11,000 | |
| Reserve for R&D | 2,400 | | 2,400 | | 2,400 | |
| Reserve for capital improvements | 1,054 | | 1,054 | | 1,054 | |
| Reserve for promotion of exports | 434 | | 434 | | 434 | |
| Reserve for extraordinary write-down | 1,427 | | 1,125 | | 1,125 | |
| Reserve for compression of fixed assets | 15,365 | | 14,907 | | 14,907 | |
| General reserve | 1,072,500 | | 932,500 | | 932,500 | |
| Unappropriated retained earnings | 315,471 | | 272,692 | | 339,926 | |
| Unrealized gain on securities | 112,212 | 5.4 | 73,960 | 4.2 | 84,997 | 4.6 |
| Treasury stock | (2,753) | (0.1) | (2,567) | (0.1) | (2,678) | (0.1) |
| Total liabilities and shareholders' equity | 2,063,025 | 100.0 | 1,769,195 | 100.0 | 1,847,590 | 100.0 |

## Sales

(Millions of yen)

| | Interim period of fiscal 2005 | | Interim period of fiscal 2004 | | Increase (decrease) | Fiscal 2004 | |
|---|---|---|---|---|---|---|---|
| Ethical Drugs Business | 388,430 | 91.4% | 365,585 | 90.6% | 22,845 | 711,166 | 90.6% |
| Japan | 243,096 | 57.2 | 221,583 | 54.9 | 21,513 | 450,920 | 57.5 |
| Exports | 145,334 | 34.2 | 144,002 | 35.7 | 1,332 | 260,246 | 33.2 |
| Consumer Healthcare Business | 32,181 | 7.6 | 31,498 | 7.8 | 683 | 60,953 | 7.8 |
| Non-Pharmaceutical Business | 4,235 | 1.0 | 6,277 | 1.6 | (2,042) | 12,729 | 1.6 |
| Vitamin Business | 4,235 | 1.0 | 5,779 | 1.4 | (1,544) | 11,515 | 1.5 |
| Agro Business | — | — | 498 | 0.1 | (498) | 1,213 | 0.2 |
| Total | 424,847 | 100.0 | 403,360 | 100.0 | 21,486 | 784,848 | 100.0 |
| [Exports in Total] | [147,353] | [34.7] | [148,071] | [36.7] | [(718)] | [267,790] | [34.1] |
| [Royalty Income in Total] | [32,587] | [7.7] | [34,386] | [8.5] | [(1,799)] | [66,910] | [8.5] |

## Preparation of the Interim Unconsolidated Financial Statements

1. Valuation of Assets

(1) Inventories

| | |
|---|---|
| Merchandise: | Valued at lower of cost or market using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work-in-process and semi-finished products: | Valued at cost using the weighted average cost method |
| Raw materials: | Valued at lower of cost or market using the moving-average method |

(2) Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Other securities | |
| With market value: | Valued at market value based on market prices at the interim balance sheet date (Valuation gains and losses are fully capitalized, and cost of securities sold is calculated using the moving-average method.) |
| Without market value: | Valued at cost using the moving-average method |

(3) Derivatives

Fair value

2. Depreciation of Fixed Assets

(1) Tangible fixed assets and real estates for lease

The Company uses the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed.

Estimated useful lives of tangible fixed assets are primarily as follows:

Buildings and structures: 15-50 years
Machinery and equipment: 4-15 years

(2) Intangible fixed assets

Depreciated using the straight-line method.

3. Accounting Standards for Major Reserves

(1) Allowance for doubtful receivables

To protect against potential losses from uncollectible notes and accounts receivable, the Company provides for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for bonuses

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the interim period, based on the applicable period.

(3) Reserve for retirement benefits

To cover payment of retirement benefits to employees, the Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under contributory and non-contributory pension plans.

Prior service cost is amortized using the straight-line method over the certain years (five years), within the average remaining years of service of employees when obligations arise.

Actuarial gains and losses are expensed on a straight-line basis over the certain years (five years), within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

In accordance with the Defined Benefit Pensions Law, Takeda received an approval from the Minister of Health, Labour and Welfare on May 1, 2005 relating to exemption of the payment obligation of the past employee services out of substituted portion of welfare pension funds, and returned the amount of handover (minimum reserves) on September 13, 2005. Gains on such return of the substituted portion are stated in extraordinary profit in the amount of 20,411 million yen.

(4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

(5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the interim period.

4. Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

5. Hedge Accounting

(1) Methods of hedge accounting

The Company uses mainly deferred hedging. However, under certain conditions, forward exchange contracts are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging procedures, hedging targets and hedging policies

The Company uses yen interest swaps to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange contracts for a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

(3) Method of evaluating effectiveness of hedges

Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

6. Other

Consumption taxes are excluded from revenues and expenses.

7. Changes in Classification

Real estates for lease, which were included in "Tangible fixed assets" as of the end of the interim previous fiscal year, have been reported under the category "Investments and other assets" since the end of the full-year financial statements ended March 2005. The amount of real estates for lease included in Tangible fixed assets as of the end of September 2004 was 25,101 million yen.

## Notes to Interim Unconsolidated Statements of Income

(Millions of yen)

| | Interim period of fiscal 2005 | Interim period of fiscal 2004 | Fiscal 2004 |
|---|---|---|---|
| 1. Ordinary depreciation | | | |
| Tangible fixed assets | 7,400 | 6,931 | 16,233 |
| Intangible fixed assets | 12 | 11 | 23 |
| Rental properties | 554 | — | 1,283 |
| 2. R&D costs | 62,339 | 43,371 | 117,205 |

## Notes to Interim Unconsolidated Balance Sheets

(Millions of yen)

| | As of September 30, 2005 | As of September 30, 2004 | As of March 31, 2005 |
|---|---|---|---|
| 1. Accumulated depreciation of property, plant and equipment | | | |
| Tangible fixed assets | 273,479 | 264,156 | 267,851 |
| Real estates for lease | 4,182 | — | 3,628 |
| 2. Loans guaranteed | | | |
| Guarantees | 6,421 | 7,932 | 17,234 |
| 3. Discount trade notes for exports | 72 | 210 | 235 |

## [17. Lease Transactions]

Omitted due to disclosure on EDINET.

## [18. Marketable Securities]

There were no stocks of subsidiaries or affiliated companies with market values in the interim period of fiscal 2005, the interim period of fiscal 2004, or fiscal 2004.

December 21, 2005



# TAP LICENSES PREVACID® INTELLECTUAL PROPERTY RIGHTS TO NOVARTIS FOR OTC DEVELOPMENT AND FUTURE COMMERCIALIZATION

*- Agreement Part of TAP's Strategy to Maintain Its Leadership in Area of Gastroenterological Products -*

LAKE FOREST, Ill., Dec. 20, 2005 - TAP Pharmaceutical Products Inc. announced today that it has agreed to license its Prevacid® (lansoprazole) trademark and certain other intellectual property to Novartis for development and future commercialization in the over-the-counter (OTC) market. The agreement covers the United States and its territories. Financial terms were not disclosed.

TAP will continue to market and sell prescription Prevacid until at least 2009 when the compound patent expires, while Novartis takes on full responsibility for what is expected to be a multi-year OTC development initiative, including the design and conduct of all clinical studies, product development activities, regulatory submissions to the U.S. Food and Drug Administration, commercialization, manufacturing, product launch and distribution.

"Prevacid is one of the most recognized and respected names for treating a number of acid-related disorders," said Alan MacKenzie, TAP's president. "TAP is proud that Prevacid has become one of the nation's leading prescription drugs, and this agreement allows TAP to maximize the value of its Prevacid franchise while also focusing on future novel compounds to treat acid related disorders."

"Our goal is to switch Prevacid upon its patent expiration and make it one of the top five OTC products in the United States," said Larry Allgaier, CEO of Novartis Consumer Health, OTC. "We have the experience and a proven track record in switching drugs from Rx to OTC. We're excited about making Prevacid - a brand that people know and trust - even more accessible to patients in the future."

"We chose to grant rights for this important product to a company that excels in developing and marketing OTC products, and we are convinced that Novartis is well positioned to make an OTC version of Prevacid a success in the future," said MacKenzie.

Continued Commitment to Leadership in Gastroenterology

TAP has been a vital part of the gastroenterological community for more than 10 years, supporting important research and education for patients and physicians about acid-related disorders. The company remains committed to the area as it builds upon its gastroenterology franchise with two important development programs announced earlier this year: TAK-390MR and ilaprazole.

TAP has initiated Phase III studies for the investigational drug TAK-390MR for the treatment of acid-related disorders. Licensed from Takeda Pharmaceutical Company Limited, TAK-390MR employs a new modified release (MR) technology on an enantiomer of lansoprazole.

Ilaprazole is a new investigational proton pump inhibitor (PPI), which will enter Phase II studies next year and was licensed from ILYANG Pharmaceutical Company.

**About Prevacid**
Prevacid is currently approved for prescription-only use by the U.S. Food and Drug Administration. Prevacid's indications include the short-term (up to eight weeks) treatment of heartburn and other symptoms of gastroesophageal reflux disease (GERD). Symptomatic response to therapy does not preclude the presence of gastric malignancy. Prevacid is contraindicated in patients with known hypersensitivity to any component of the formulation. The most frequently reported adverse events include diarrhea, abdominal pain and nausea. For further information about Prevacid, please see the complete prescribing information and visit www.prevacid.com.

**About TAP Pharmaceutical Products Inc.**
TAP Pharmaceutical Products Inc., located in Lake Forest, Ill., is a joint venture between Abbott, headquartered in Abbott Park, Ill., and Takeda Pharmaceutical Company Limited, of Osaka, Japan. TAP markets Prevacid® (lansoprazole) and Lupron Depot® (leuprolide acetate for depot suspension). For more information about TAP Pharmaceutical Products Inc., and its products, visit the company's Web site at www.tap.com.

# # #

December 26, 2005

House Foods Corporation
Takeda Pharmaceutical Company Limited

# House Foods and Takeda To Form Business Alliance

## Transfer of the Business of Takeda's Wholly Owned Subsidiary, Takeda Food Products to A New Joint Venture with House Foods

House Foods Corporation ("House Foods") and Takeda Pharmaceutical Company Limited ("Takeda") announced today that both parties have reached a basic agreement to establish a new joint venture, to which all the business of Takeda Food Products, Ltd. ("Takeda Food") will be transferred. This agreement is subject to the approval by Japan Fair Trade Commission in view of the antimonopoly act.

House Foods and Takeda will own 66% and 34% of the shares of the new joint venture respectively, and it is scheduled to start its operation in April 2006. Eighteen months later, the 34% shares owned by Takeda will be transferred to House Foods and the joint venture will become a wholly owned subsidiary of House Foods.

House Foods has a main line of products of processed cooking preparations such as curry and stew mixes, retort foods and spices; while it is nurturing beverage and health food products as the future core business. This agreement will support House Foods strategies to expand such business by adding the Takeda Food' products such as "C1000 Vitamin Lemon" drink and "C1000 Lemon Water" and others. In addition, the synergy effect is expected from the fusion of Takeda Food' development ability centered on vitamin products and House Foods' food-processing technology.

"We will position the new joint venture as one of core businesses assuming a pivotal role in our portfolio strategy," said Mr. Akira Oze, President of House Foods. " We aim to maximize the synergy effect of our own technology and Takeda Food', which I believe will contribute to the further improvement of our corporate value."

"Takeda Food has been steadily expanding its business with mainstay products such as "C1000" brand beverages." said Mr. Yasuchika Hasegawa, President & COO of Takeda. "I believe that House Foods will be the best partner for Takeda Food for future growth as it can fully support and fit the strategy of House Food."

# # #

Profile of a new joint venture

| | |
|---|---|
| 1. Company Name: | to be decided |
| 2. Scheduled start of business: | April 3, 2006 |
| 3. Location of Head Office: | to be decided |
| 4. Joint-venture Period: | 18 months from the start of business |
| 5. Capital: | to be decided |
| 6. Number of employees: | Approx. 300 |

Profile of Takeda Food

| | |
|---|---|
| 1. Sales: | 37.5 billion yen (fiscal year ending Mar. 2005) |
| 2. Number of employees: | 298 (As of end Mar. 2005) |

3. Capital: 2.[illegible] billion yen

About House Foods

| | |
|---|---|
| 1. Consolidated Sales: | 184.9 billion yen (fiscal year ending Mar. 2005) |
| 2. Location of Head Office: | Higashi Osaka, Japan |
| 3. Number of employees: | 3,731 (As of end Mar. 2005) |
| 4. Capital: | 9.9 billion yen |

About Takeda

| | |
|---|---|
| 1. Consolidated Sales: | 1,122.9 billion yen (fiscal year ending Mar. 2005) |
| 2. Location of Head Office: | Osaka, Japan |
| 3. Number of employees: | 14,510 (As of end Mar. 2005) |
| 4. Capital: | 63.5 billion yen |

January 5, 2006

Takeda Pharmaceutical Company Limited

# Transfer of Shares of BASF Takeda Vitamin K.K. from Takeda to BASF Japan

OSAKA, JAPAN — Takeda Pharmaceutical Company Limited ("Takeda", President & COO: Yasuchika Hasegawa) announced today that all of Takeda's shares of BASF Takeda Vitamin K.K. ("BTV", President: Akihiko Sato) were transferred to BASF Japan Ltd. ("BASF Japan", President: Tomoyoshi Naruo) on January 4, 2006, based on the original joint venture agreement between BASF Japan and Takeda concluded in January 2001.

BTV was established as a joint venture between BASF Japan (66%), a wholly owned subsidiary of BASF Aktiengesellshaft (Head Office: Ludwigshafen Germany) and Takeda (34%), and vitamin bulk business of both parties were transferred and combined at BTV in January 2001. The transfer of shares held by Takeda to BASF Japan this time is stipulated in the original agreement to take place five years after the transfer of Takeda's vitamin bulk business.

Since start of operation in 2001, BTV has been steadily expanding its business as one of the leading suppliers of bulk vitamins, premixes and pharmaceutical excipients in Japan.

"Our former bulk vitamin business has been successfully transferred to BTV, achieving growth till now, " said Yasuchika Hasegawa, President & COO of Takeda. "We believe that BASF Japan will maintain the leading position in bulk vitamin business in Japan with enough competitive business foundations."

# # #

January 20, 2006

Takeda Pharmaceutical Company Limited

# Takeda's Investigational Compound SYR-322 for Treatment of Diabetes Enters into Phase 3 Clinical Stage

Osaka, Japan, January 20, 2006 - Takeda Pharmaceutical Company Limited ("Takeda") announced today that its investigational compound SYR-322 has entered into Phase 3 clinical stage. SYR-322 is one of the DPP4 inhibitors for the treatment of type 2 diabetes discovered by one of Takeda's subsidiaries in the US, Takeda San Diego, Inc. The Phase 3 studies are to be conducted globally through Takeda Global Research & Development Center Inc. using the contract research services of PPD, Inc. (Wilmington, N.C.).

DPP4 inhibitors, taken orally, block the degradation of GLP-1 (Glucagon-like peptide-1), and help to maintain the concentration of GLP-1 in blood for a longer period of time. This is important because GLP-1 stimulates pancreatic beta cells to increase the secretion of insulin, and GLP-1 has the potential to improve beta cell function itself. Therefore, DPP4 inhibitors may represent a new generation of oral agents for diabetes treatment.

"We are particularly excited about the quality and speed of our DPP4 program," said Stephen W. Kaldor, Ph.D., President of Takeda San Diego. "We have advanced from first laboratory experiment to the start of Phase 3 clinical trials in less than four years. This is roughly twice as fast as the industry average rate for achieving this goal. We believe we are maximizing our chances to capture the largest possible share of this substantial market opportunity."

"We are pleased that the development of SYR-322 has progressed to enter into the Phase 3 clinical stage," added Kiyoshi Kitazawa, Ph.D., member of the board, General Manager of Pharmaceutical Development Division of Takeda. "For patients with diabetes, there is a need for a variety of treatment options that can control the blood sugar level and prevent the development and progress of diabetic complications. In this context, we expect we can offer this new treatment option to patients with diabetes as early as possible."

About Takeda San Diego, Inc.
Takeda San Diego (TSD) is Takeda's first US-based discovery research operation. TSD achieves an advantage in drug discovery by leveraging its leading structural biology capabilities to determine the three dimensional structures of drug targets ahead of competitors. TSD then uses these structures to efficiently create best-in-class drug candidates to treat diabetes, cancer, and other important diseases.

# # #

January 20, 2006

Takeda Pharmaceutical Company Limited

# Takeda Starts Phase II Clinical Studies of ATL-962, a Treatment for Obesity and Related Diseases in Japan

Osaka, Japan, January 20, 2006 – Takeda Pharmaceutical Company Limited ("Takeda") today announced that it starts phase II clinical studies of ATL-962, a treatment for obesity and related diseases.

ATL-962 was discovered and created by Alizyme plc ("Alizyme"), and is an inhibitor of gastrointestinal lipases and an agent to treat obesity and diabetes being designed to cause weight loss by reducing the digestion and thus the absorption of fat from the diet. Having completed a program of Phase I clinical trials, Takeda has started a Phase II clinical trial. The trial will be a randomized, placebo-controlled, double blind, parallel-group dose-ranging study in obese Japanese patients with related diseases.

In August 2003, Takeda started to evaluate the European phase II clinical data of ATL-962 and concluded an agreement with Alizyme in January 2004 that granted exclusive rights to Takeda to develop, manufacture and market ATL-962 in Japan, for the treatment of obesity and its associated conditions, such as Type II diabetes. Under the agreement, Takeda is responsible for development and commercialization in Japan, while it is to pay milestones for development and commercialization of ATL-962 by Takeda in Japan, including the royalties on future sales of this product.

"We are very pleased to have completed initial development of ATL-962 in Japan, and to initiate Phase II clinical development," said Dr. Kiyoshi Kitazawa, Ph.D., Member of the Board, General Manager of Pharmaceutical Development Division of Takeda. "We now look forward to confirming potential of ATL-962 in the management of obesity and associated conditions in the Japanese patient population and to continuing our excellent working relationship with Alizyme's development team."

"We are delighted with Takeda's progress with ATL-962 in Japan. The commitment of Takeda and its development team, together with the excellent working relationship with our development team, is very encouraging for the future successful progress of ATL-962 in Japan" said Dr. Richard Palmer, Chief Executive Officer of Alizyme.

# # #

# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

## First three quarters results for the fiscal year ending March 31, 2006

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited** January 31, 2006
TSE Code: 4502
Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo
URL: http://www.takeda.co.jp/
Inquiries: Toyoji Yoshida, Director
General Manager
Corporate Communications Department
President & COO: Yasuchika Hasegawa
Telephone: +81 6 6204-2060 / +81 3 3278-2039

### 1.Information relating to the preparation of quarterly financial statements

1) Adoption of simplified accounting treatments:

Income tax expenses are calculated by multiplying quarterly income before income tax by the estimated tax rate for the fiscal year.

2) Differences in accounting treatments applied compared to previous consolidated fiscal year:

Method of allocating operating expenses to business segments has been changed. For details, refer to "3. Business Segment Information."

3) Changes in the scope of consolidation or application of the equity method:

Consolidated (Excluded) 3 companies

Equity method (Excluded) 2 companies

### 2. First Three Quarters Consolidated Financial Results (April 1, 2005 to December 31, 2005) for the Fiscal Year ending March 31, 2006

1) Consolidated Operating Results

Millions of yen, rounded to the nearest million

| | Nine months ended December 31, 2005 | | Nine months ended December 31, 2004 | | Fiscal year ended March 31, 2005 |
|---|---|---|---|---|---|
| | | Change % | | Change % | |
| Net sales | 935,213 | 7.4 | 871,038 | 3.1 | 1,122,960 |
| Operating income | 346,584 | 2.1 | 339,574 | 9.1 | 385,278 |
| Ordinary income | 418,898 | 9.3 | 383,286 | 4.8 | 442,111 |
| Net income | 281,142 | 14.4 | 245,680 | 4.0 | 277,438 |
| Earnings per share (¥) | ¥317.60 | | ¥277.53 | | ¥313.01 |
| Earnings per share (diluted) (¥) | – | | – | | – |

Note: Percentages for net sales, operating income, ordinary income and net income represent the amount of change over the previous comparable period.

2) Financial Position

Millions of yen, rounded to the nearest million

| | As of December 31, 2005 | As of March 31, 2005 |
|---|---|---|
| Total assets | 2,949,791 | 2,545,435 |
| Shareholders' equity | 2,309,245 | 2,001,414 |
| Shareholders' equity / total assets (%) | 78.3 | 78.6 |
| Shareholders' equity per share (¥) | ¥2,608.72 | ¥2,260.52 |

### 3. Consolidated forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 to March 31, 2006)

Millions of yen

| | Fiscal year ending March 31, 2006 |
|---|---|
| Net sales | 1,195,000 |
| Ordinary income | 465,000 |
| Net income | 310,000 |

Notes: 1. Net income per share forecast for the fiscal year ending March 31, 2006: ¥349.81
2. Forecasts are unchanged from those announced in November 2005.

[Descriptive information on consolidated 9-month results]
1. OVERVIEW OF CONSOLIDATED 9-MONTH OPERATING RESULTS

[Consolidated net sales]
Consolidated net sales for the 9-month period ended December 31, 2005 increased ¥64.2 billion (7.4%) to ¥935.2 billion from the same period of the previous year.
- The increase in net sales was supported by the sales growth of in-house ethical drugs, which made up for a decrease in sales of Life-Environment business products resulting from the transfer of subsidiaries' and affiliated companies' stocks in that business in April 2005.
- The impact of foreign exchange rate fluctuations increased revenues by ¥7.5 billion compared to the same period last year, as a result of the weakening of the yen against both the US dollar and the euro.
- The table below shows consolidated sales of international strategic products:

| | | |
|---|---|---|
| Drug for treatment of prostate cancer and endometriosis<br>Leuprorelin (Japan product name: Leuplin) | ¥95.4 billion | Up ¥5.8 billion (6.4%) from the same period last year |
| Drug for treatment of peptic ulcers<br>Lansoprazole (Japan product name: Takepron) | ¥127.5 billion | Up ¥0.6 billion (0.5%) from the same period last year |
| Drug for treatment of hypertension<br>Candesartan (Japan product name: Blopress) | ¥148.7 billion | Up ¥32.6 billion (28.0%) from the same period last year |
| Drug for treatment of diabetes<br>Pioglitazone (Product name: Actos) | ¥177.1 billion | Up ¥31.4 billion (21.6%) from the same period last year |

[Gross profit]
Gross profit increased ¥60.3 billion (9.2%) from the same period last year to ¥716.7 billion.
- The gross profit margin ratio improved 1.3 points to 76.6%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and the impact of the discontinuance of consolidation of sales of Life-Environment Business products that have a low gross profit ratio.

[Operating income]
Operating income increased ¥7.0 billion (2.1%) from the same period last year to ¥346.6 billion.
- Operating income increased due to the increase in gross profit, which more than offset the increase in selling, general and administrative expenses by ¥53.3 billion from the same period last year to ¥370.1 billion.
- R&D expenses included in these selling, general and administrative expenses increased by ¥30.6 billion to ¥116.1 billion, mainly due to progress in development activities, in-licensing and alliance activities, and R&D expenditures in Takeda San Diego, Inc. (hereinafter "TSD"), a consolidated subsidiary acquired in March 2005.
- At Takeda Pharmaceuticals North America, Inc., a US consolidated subsidiary (hereinafter "TPNA"), the expenses for launching ROZEREM for treatment of insomnia and Actoplus Met for Type II diabetes (a fixed combination of Actos and metformin)incurred.

[Ordinary income]
Ordinary income increased ¥35.6 billion (9.3%) from the same period last year to ¥418.9 billion.
- Net non-operating income increased ¥28.6 billion to ¥72.3 billion, contributing to the increase in ordinary income.
- Equity in earnings of affiliated companies increased ¥9.5 billion (27.5%) to ¥44.1 billion, including those from TAP Pharmaceutical Products Inc. (hereinafter "TAP"), a US affiliated company of which equity in earnings increased by ¥8.6 billion (27.0%) to ¥40.2 billion.
- Other net non-operating income increased ¥19.1 billion compared to the same period last year, mainly due to the increase in interest income.

[Consolidated net income]
Consolidated net income increased ¥35.5 billion (14.4%) from the same period last year to ¥281.1 billion.
- Extraordinary income totaled ¥32.6 billion.
Extraordinary income includes a gain from the returning of a substituted portion of the retirement pension fund (Welfare Pension Fund) to the Japanese government, a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life-Environment business, and a gain from the partial transfer of stocks of Wyeth K.K. and Takeda-Kirin Foods Corporation.
- Earnings per share for the 9 months ended December 31, 2005 increased ¥40.07 to ¥317.60 from the same period last year.

## 2: QUARTERLY RESULTS BY SEGMENT

The following table shows sales and operating income of each business segment:

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Change from same period last year | Amount | Change from same period last year |
| Pharmaceuticals | ¥832.6 billion | Up ¥75.9 billion | ¥339.2 billion | Up ¥4.1 billion |
| Ethical drugs | ¥788.6 billion | Up ¥75.7 billion | | |
| <Japan> | <¥389.2 billion> | <Up ¥33.7 billion> | | |
| <Overseas> | <¥399.4 billion> | <Up ¥42.0 billion> | | |
| Consumer healthcare | ¥44.1 billion | Up ¥0.2 billion | | |
| Other | ¥102.6 billion | Down ¥11.7 billion | ¥7.5 billion | Up ¥2.8 billion |

Note: From the current interim period, handling of that portion of costs and expenses not allocatable to specific business segments, which portion was previously included in "Eliminations/Corporate" category, was changed. (For details, refer to Attachment 3: Business Segment Information on Page 8.)
In response to this change, figures for the previous year are restated in accordance with the new method.
Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals]
Consolidated net sales by the pharmaceuticals segment increased ¥75.9 billion (10.0%) from the same period last year to ¥832.6 billion.
Operating income increased ¥4.1 billion (1.2%) to ¥339.2 billion.

-Sales by the Ethical drugs business increased ¥75.7 billion (10.6%) to ¥788.6 billion.

Sales of ethical drugs in the Japanese market increased ¥33.7 billion (9.5%) to ¥389.2 billion, supported by sales growth of major products shown at the following table:

| | | |
|---|---|---|
| Blopress | ¥96.5 billion | Up ¥16.1 billion (20.0%) compared with the same period last year |
| Actos | ¥18.3 billion | Up ¥6.5 billion (55.8%) compared with the same period last year |
| Takepron | ¥43.6 billion | Up ¥6.2 billion (16.5%) compared with the same period last year |
| Basen (drug for treatment of postprandial hyperglycemia) | ¥52.0 billion | Up ¥3.4 billion (7.0%) compared with the same period last year |

Sales of ethical drugs in overseas markets increased ¥42.0 billion (11.8%) to ¥399.4 billion.
Although royalty income from TAP in the U.S. decreased, the impact of this negative factor was offset by higher sales of Actos for treatment of diabetes by TPNA (up US$153 million to US$1,301 million), and by higher sales in Europe of international strategic products, including Leuprorelin and Actos.
- Sales by the Consumer healthcare business increased ¥0.2 billion (0.5%) to ¥44.1 billion. Sales of Actage AN Jo, Nicorette and other products increased, while sales of Alinamin drinks decreased.

[Other]
Sales by other businesses segment decreased ¥11.7 billion (10.3%) from the same period last year to ¥102.6 billion. Operating income increased ¥2.8 billion (61.5%) to ¥7.5 billion.
-The sharp decline in net sales was due to the discontinuance of sales of Life-Environment business products, resulting from the transfer of subsidiaries' and affiliated companies' stocks in that business in April 2005.

3. Research & Development

Takeda is focusing on strengthening research activities in the selected core therapeutic areas, including lifestyle-related diseases, reinforcing its ability to identify drug discovery targets using genomic information etc. and accelerating development projects.
Takeda also actively pursues maximization of international strategic product added value by adding new indications and formulations, and conducts in-licensing and alliance activities.

Major results of R&D activities during the nine months ended December 31, 2005 are:

[In-house R&D]
- In July 2005, the U.S. Food and Drug Administration (FDA) approved the marketing of ROZEREM, a new product following on from Actos; it was launched by TPNA in September 2005.

- In July 2005, "Fast Track Designation" was granted from the U.S. FDA for TAK-242, a drug for severe sepsis. This designation is expected to facilitate quick implementation of the R&D examination. Moveover, if good results are obtained from clinical trials, the product may be designated for another "Fast Track Designation" for review of the New Drug Application (NDA), which means that the product can be approved in six months from the date of the NDA submission.
  Now the global Phase III trials are under way concurrently in Japan, the U.S. and Europe, without conducting Phase II trials.

- In July 2005, Takeda signed an agreement with Pharmaceutical Product Development, Inc. (PPD) to take over the latter's rights with regard to joint development and marketing of Dipeptidylpeptidase IV inhibitor (DPP IV), a therapeutic agent for diabetes, invented by TSD. In January 2006, it was decided to start Phase III trials for this drug in the U.S and in Europe.

- In the U.S., TAP is now conducting Phase III trials for TAK-390MR, a peptic ulcer treatment created by Takeda, in accordance with the approval received from the FDA to conduct Phase III trials without Phase II trials.

[Maximization of international strategic products' added value]
<Candesartan>
- In the United States, the FDA approved an additional indication for chronic heart failure: the February 2005 approval was for monotherapy in patients intolerant of ACE inhibitor. This was followed by additional approval in May 2005 for combined use with ACE inhibitor.
- With regard to Blopress tablets 2, 4 and 8mg, Takeda received approval for the indication for chronic heart failure as the first angiotensin II receptor blocker in Japan from the Ministry of Health, Labor and Welfare in October 2005.

<Actos>
- In June 2005, in the United States, Takeda Global Research & Development Center, Inc. (hereinafter "TGR&D") submitted to the U.S. FDA a new drug application for the marketing of a fixed combination of Actos with glimepiride (sulfonylurea). In addition, a new drug application was also submitted to the European Medicines Agency through European Union's Centralized Procedures in July 2005.
- In August 2005, TGR&D received approval from FDA for marketing Actoplus Met, a fixed combination of Actos with metoformin, in the United States. Upon receipt of this approval, TPNA started marketing this drug in November 2005.
- In September 2005, the results of PROactive Study (a randomized, double blind, placebo-controlled outcome study to determine the effects of ACTOS on mortality and morbidity associated with cardiovascular disease progression in high risk patients with type 2 diabetes) were announced. This is the first study in the world to prospectively show that a specific oral glucose-lowering medication, Actos, can significantly improve cardiovascular outcome by helping delay or reduce heart attack, stroke and death in high-risk patients.

<Leuprorelin>
- In August 2005, regarding Leuplin SR Injection Kit 11.25, one of the formulations of Leuplin, Takeda received an approval for indication for premenopausal breast cancer from the Ministry of Health, Labour and Welfare. This approval also paved the way for the use of Leuplin 3.75 for Injection and Leuplin Injection Kit 3.75 as adjuvant postoperative therapy for premenopausal breast cancer.

[In-licensing and alliance activities]
- In June 2005, Takeda reached an agreement with Paradigm Therapeutics, a British biotechnological

pharmaceutical company, in connection with joint research in the central nervous system therapeutic area. Under this agreement, for the next three years Takeda is entitled to exclusive access, including evaluation and purchase, to proprietary drug targets created by Paradigm in defined CNS fields.

- In July 2005, Takeda entered into an agreement with Santhera Pharmaceuticals Ltd., a Swiss biotechnological pharmaceutical company, in connection with joint development in the U.S. and Europe, and sales by Takeda in Europe of Idebenone, a proprietary drug created by Takeda as a therapeutic agent for Friedreich's ataxia.

- In September 2005, Takeda and Merck KGaA of Germany reached an agreement on the joint development and sale in the U.S., Japan, Europe and some Asian countries, of Matuzumab, the humanized antibody (invented by Merck) against epidermal growth factor receptor, which is responsible for the production and progression of cancer.

- In November 2005, Takeda reached a license agreement with Pronova Biocare AS, a Norwegian pharmaceutical company, with respect to Omacor, a drug for hypertriglyceridemia developed by Pronova. Under this agreement, Takeda acquired an exclusive license to develop and market the drug in Japan.

- In January 2006, Takeda determined to start Phase II trials in Japan for ATL-962, a drug for obesity created by Alyzime plc., a UK bioventure company.

## [Consolidated Financial Statements and the Related Information]

### 1. Consolidated Statements of Income (summary)

Millions of yen

| | Nine months ended December 31, 2005 | | Nine months ended December 31, 2004 | | Increase (decrease) | For reference: FY ended March 31, 2005 | |
|---|---|---|---|---|---|---|---|
| **Net sales*** | **935,213** | **100.0%** | **871,038** | **100.0%** | **64,175** | **1,122,960** | **100.0%** |
| Cost of sales | 218,531 | 23.4 | 214,689 | 24.6 | 3,842 | 279,179 | 24.9 |
| Selling, general and administrative expenses | 370,098 | 39.6 | 316,775 | 36.4 | 53,323 | 458,503 | 40.8 |
| [R&D expenses] | [116,056] | | [85,429] | | [30,627] | [141,453] | |
| **Operating income** | **346,584** | **37.1** | **339,574** | **39.0** | **7,010** | **385,278** | **34.3** |
| Non-operating income | 80,173 | 8.6 | 52,015 | 6.0 | 28,158 | 74,803 | 6.7 |
| Interest income | 20,969 | | 9,962 | | 11,007 | 14,980 | |
| Dividend income | 3,500 | | 2,777 | | 723 | 3,118 | |
| Equity in earnings of affiliates | 44,147 | | 34,622 | | 9,525 | 45,431 | |
| Other non-operating income | 11,557 | | 4,654 | | 6,903 | 11,274 | |
| Non-operating expenses | 7,860 | 0.8 | 8,303 | 1.0 | (443) | 17,970 | 1.6 |
| **Ordinary income** | **418,898** | **44.8** | **383,286** | **44.0** | **35,612** | **442,111** | **39.4** |
| Extraordinary income | 32,577 | 3.5 | 982 | 0.1 | 31,595 | 1,070 | 0.1 |
| Extraordinary loss | - | - | 2,088 | 0.2 | (2,088) | 2,079 | 0.2 |
| Income before income taxes and minority interests | 451,474 | 48.3 | 382,180 | 43.9 | 69,294 | 441,102 | 39.3 |
| **Net income** | **281,142** | **30.1** | **245,680** | **28.2** | **35,462** | **277,438** | **24.7** |
| Royalty income included on net sales | 41,937 | 4.5 | 43,919 | 5.0 | (1,982) | 50,290 | 4.5 |

Note: Percentage represents ratio to net sales.

**<For Reference> Breakdown of Quarterly Results**

Millions of yen

| | Nine months ended December 31, 2005 | | Three months ended June 30, 2005 | | Three months ended September 30, 2005 | | Three months ended December 31, 2005 | |
|---|---|---|---|---|---|---|---|---|
| Net sales* | 935,213 | 7.4% | 313,447 | 5.6% | 286,395 | 6.1% | 335,371 | 10.2% |
| Operating income | 346,584 | 2.1 | 131,776 | 7.7 | 83,470 | (13.7) | 131,338 | 9.0 |
| Ordinary income | 418,898 | 9.3 | 155,558 | 10.0 | 103,869 | (8.4) | 159,471 | 24.0 |
| Net income | 281,142 | 14.4 | 115,246 | 28.3 | 66,028 | (10.1) | 99,868 | 21.1 |
| Royalty income included on net sales | 41,937 | (4.5) | 16,128 | (18.3) | 7,442 | 15.1 | 18,367 | 3.7 |
| R&D expenses | 116,056 | 35.9 | 34,508 | 41.6 | 47,769 | 62.7 | 33,779 | 6.6 |

Note: Percentages represent changes over previous comparable period.

Takeda

## 2. Consolidated Balance Sheets (summary)

**ASSETS**

Millions of yen

| | As of December 31, 2005 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Current assets** | 2,294,173 | 77.8% | 1,969,915 | 77.4% | 324,258 |
| Cash and deposits | 462,300 | | 429,530 | | 32,770 |
| Notes and accounts receivable | 296,145 | | 225,413 | | 70,732 |
| Marketable securities | 1,265,799 | | 1,092,590 | | 173,209 |
| Inventories | 96,978 | | 94,565 | | 2,413 |
| **Fixed assets** | 655,618 | 22.2 | 575,520 | 22.6 | 80,098 |
| Tangible fixed assets | 218,047 | | 220,133 | | (2,086) |
| Intangible fixed assets | 6,553 | | 8,092 | | (1,539) |
| Investments and other assets | 431,018 | | 347,296 | | 83,722 |
| Investment securities | 371,229 | | 302,404 | | 68,825 |
| **Total assets** | 2,949,791 | 100.0 | 2,545,435 | 100.0 | 404,356 |

**LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**

Millions of yen

| | As of December 31, 2005 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Liabilities** | 594,040 | 20.1 | 499,185 | 19.6 | 94,855 |
| Current liabilities | 433,213 | | 365,500 | | 67,713 |
| Long-term liabilities | 160,828 | | 133,684 | | 27,144 |
| **Minority interests** | 46,505 | 1.6 | 44,836 | 1.8 | 1,669 |
| **Shareholders' equity** | 2,309,245 | 78.3 | 2,001,414 | 78.6 | 307,831 |
| Retained earnings | 2,030,054 | | 1,834,931 | | 195,123 |
| Unrealized gain on securities | 161,532 | | 125,342 | | 36,190 |
| Foreign currency translation adjustment | 7,552 | | (69,130) | | 76,682 |
| **Total liabilities, minority interests and shareholders' equity** | 2,949,791 | 100.0 | 2,545,435 | 100.0 | 404,356 |

## 3. Business Segment information

**First three quarters (April 1, 2005 – December 31, 2005) of fiscal year ending March 31, 2006**

Millions of yen

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 832,641 | 102,573 | 935,213 | – | 935,213 |
| Operating income | 339,170 | 7,455 | 346,625 | (40) | 346,584 |

**First three quarters (April 1, 2004 – December 31, 2004) of fiscal year ended March 31, 2005**

Millions of yen

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 756,727 | 114,311 | 871,038 | -- | 871,038 |
| Operating income | 335,092 | 4,617 | 339,709 | (135) | 339,574 |

Notes:
1. Sales figures refer to sales to outside customers.
2. Change in the operating expenses allocation method
The Takeda Pharmaceutical Group divides its business into two business segments: Pharmaceuticals and Other. Of operating expenses, common expenses spent for administrating both segments, such as expenses spent by the head office were previously included in "Elimination or Corporate." For the current fiscal year, following the completion of business restructuring by transfer of the shares of the four consolidated subsidiaries and affiliates of life-environmental business, Takeda reviewed business management so that the headquarter functions shall concentrate operations into pharmaceutical business. Consequently, it was determined that such operating expenses shall be stated mainly under the category "Pharmaceuticals" from this current period. In response to this change, figures for the same period of the previous year are restated in accordance with the new method.

**Sales to outside customers**

Millions of yen

| | | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent | FY ended March 31, 2005 |
|---|---|---|---|---|---|
| Pharmaceuticals | Ethical drugs | 788,554 | 712,879 | 10.6 | 914,794 |
| | Domestic................. | 389,173 | 355,508 | 9.5 | 451,890 |
| | Overseas................. | 399,381 | 357,371 | 11.8 | 462,903 |
| | Consumer healthcare | 44,086 | 43,848 | 0.5 | 55,683 |
| | Subtotal | 832,641 | 756,727 | 10.0 | 970,477 |
| Other | | 102,573 | 114,311 | (10.3) | 152,483 |
| Total | | 935,213 | 871,038 | 7.4 | 1,122,960 |

Note: Main products of each business segment are as follows

| Business segment | Business division | Main products |
|---|---|---|
| Pharmaceuticals | Ethical drugs | Ethical pharmaceuticals |
| | Consumer healthcare | OTC pharmaceutical products and quasi-drugs |
| Other | Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, health foods, beverages, inorganic industrial chemicals (activated carbon*1, wood preservatives*1 animal health products*2) | |

*1 With regard to Life Environment business, in April 2005, four of Takeda's consolidated subsidiaries and equity method-applied affiliates were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd. These four companies deal mainly in activated carbon and wood preservatives

*2. In June 2005, all Takeda's shares in Takeda Schering-Plough Animal Health K.K. (engaged in animal drug business) were transferred to Schering-Plough K.K.

## 4. Sales of international strategic products

**Consolidated sales of international strategic products (ethical pharmaceuticals)**

Billions of yen

| | Three months ended December 31, 2005 | Three months ended December 31, 2004 | Increase (decrease) in percent | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| Leuprorelin | 33.2 | 31.6 | 5.2 | 95.4 | 89.7 | 6.4 |
| Lansoprazole | 41.5 | 41.3 | 0.4 | 127.5 | 126.9 | 0.5 |
| Candesartan | 55.6 | 41.0 | 35.5 | 148.7 | 116.1 | 28.0 |
| Pioglitazone | 65.8 | 52.8 | 24.5 | 177.1 | 145.7 | 21.6 |

**Foreign exchange rate**

Yen

| | Three months ended December 31, 2005 | Three months ended December 31, 2004 |
|---|---|---|
| US$ quarterly average October – December | 117 | 106 |
| Euro quarterly average October – December | 139 | 137 |

| | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 |
|---|---|---|
| US$ quarterly average October – December | 112 | 109 |
| Euro quarterly average October – December | 137 | 135 |

**For reference: Sales of in-house ethical products**[*1]

Billions of yen

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Increase (decrease) in percent | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| **Overseas sales including affiliated companies** | 199.5 | 155.7 | 28.1 | 564.6 | 521.6 | 8.2 |
| Americas | 154.1 | 117.9 | 30.7 | 431.9 | 404.5 | 6.8 |
| Europe | 41.1 | 34.6 | 18.6 | 120.6 | 107.2 | 12.5 |
| Asia | 4.3 | 3.2 | 34.4 | 12.1 | 10.0 | 20.7 |
| **Domestic sales [unconsolidated]** | 108.5 | 99.3 | 9.3 | 290.9 | 263.8 | 10.3 |
| **Total sales** | 308.0 | 255.0 | 20.8 | 855.6 | 785.4 | 8.9 |
| **Ratio of overseas sales** | 64.8% | 61.1% | | 66.0 | 66.4 | |

*1: Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

For reference:

Worldwide sales of international strategic products including affiliated companies*1

Billions of yen

| | Three months ended December 31, 2005 | Three months ended December 31, 2004 | Increase (decrease) in percent | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| Leuprorelin | | | | | | |
| Worldwide sales | 49.5 | 49.8 | (0.5) | 139.8 | 138.8 | 0.7 |
| Japan | 18.1 | 17.7 | 2.7 | 49.5 | 47.2 | 4.7 |
| Americas | 21.0 | 22.6 | (7.4) | 59.7 | 64.7 | (7.8) |
| Europe | 9.8 | 8.9 | 9.3 | 28.8 | 25.2 | 14.0 |
| Asia | 0.7 | 0.5 | 26.3 | 1.9 | 1.6 | 19.8 |
| Lansoprazole | | | | | | |
| Worldwide sales | 103.0 | 78.6 | 31.0 | 296.2 | 289.6 | 2.3 |
| Japan | 16.6 | 14.5 | 14.3 | 43.6 | 37.4 | 16.5 |
| Americas | 74.3 | 49.7 | 49.4 | 214.5 | 208.0 | 3.1 |
| Europe | 11.3 | 13.8 | (17.9) | 35.9 | 42.2 | (14.9) |
| Asia | 0.8 | 0.6 | 25.8 | 2.2 | 2.0 | 11.4 |
| Candesartan*2 | | | | | | |
| Worldwide sales | 55.7 | 41.1 | 35.7 | 149.0 | 116.3 | 28.1 |
| Japan | 36.2 | 31.9 | 13.4 | 96.5 | 80.4 | 20.0 |
| Americas/Europe/ Asia | 19.5 | 9.1 | 114.0 | 52.5 | 35.9 | 46.3 |
| Pioglitazone | | | | | | |
| Worldwide sales | 65.9 | 52.9 | 24.5 | 177.4 | 145.9 | 21.6 |
| Japan | 7.3 | 4.7 | 57.2 | 18.3 | 11.7 | 55.8 |
| Americas | 53.7 | 44.9 | 19.7 | 145.9 | 124.6 | 17.1 |
| Europe | 4.2 | 2.9 | 43.7 | 11.6 | 8.2 | 41.4 |
| Asia | 0.6 | 0.4 | 39.9 | 1.7 | 1.3 | 25.9 |

*1: Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

*2: Because export sales of Candesartan to licensees are recorded under a single route, worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia).

## 5. Top 15 domestic ethical drugs by sales

Billions of yen

| Rank | Product name | Launched Month/Year | Category | Three months ended December 31, 2005 | Three months ended December 31, 2004 | Increase (decrease) in percent | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|---|---|
| 1 | Blopress | 6/99 | A II-receptor antagonist | 36.2 | 31.9 | 13.4 | 96.5 | 80.4 | 20.0 |
| 2 | Basen | 9/94 | α-glucosidase inhibitor | 19.2 | 18.4 | 4.3 | 52.0 | 48.6 | 7.0 |
| 3 | Leuplin | 9/92 | LH-RH antagonist | 18.1 | 17.7 | 2.7 | 49.5 | 47.2 | 4.7 |
| 4 | Takepron | 12/92 | Proton pump inhibitor | 16.6 | 14.5 | 14.3 | 43.6 | 37.4 | 16.5 |
| 5 | Actos | 12/99 | Insulin sensitizer | 7.3 | 4.7 | 57.2 | 18.3 | 11.7 | 55.8 |
| 6 | Benet | 5/02 | Bone resorption inhibitor | 4.6 | 4.2 | 10.7 | 12.4 | 10.9 | 13.8 |
| 7 | Seltouch | 9/93 | Topical NSAID | 3.9 | 3.8 | 1.1 | 11.1 | 11.0 | 1.6 |
| 8 | Pansporin | 2/81 | Antibiotics | 3.7 | 3.9 | (4.4) | 10.2 | 10.7 | (4.4) |
| 9 | Isovorin | 10/99 | Cytostatics | 3.8 | 3.0 | 25.9 | 9.8 | 8.2 | 19.7 |
| 10 | Glovenin | 11/91 | Immuno-globulin | 2.6 | 2.4 | 6.5 | 6.8 | 6.4 | 6.2 |
| 11 | Dasen | 11/68 | Anti-inflammatory enzyme | 2.7 | 2.7 | (0.6) | 6.5 | 6.4 | 0.5 |
| 12 | Calslot | 9/90 | Calcium channel blocker | 2.2 | 2.5 | (13.2) | 6.1 | 7.1 | (14.9) |
| 13 | Firstcin | 8/95 | Antibiotics | 2.2 | 2.3 | (4.9) | 6.0 | 6.2 | (3.9) |
| 14 | Leucovorin 25 | 9/03 | Anti-neoplastic adjuvant | 2.1 | 1.3 | 59.6 | 5.3 | 2.8 | 91.9 |
| 15 | Rheumatrex | 8/99 | Antifolic | 2.0 | 1.9 | 4.5 | 5.3 | 5.0 | 5.6 |

## 6. Top 5 consumer healthcare and non-pharmaceutical products by sales

Billions of yen

| Rank | Product name | Three months ended December 31, 2005 | Three months ended December 31, 2004 | Increase (decrease) in percent | Nine months ended December 31, 2005 | Nine months ended December 31, 2004 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|
| 1 | Alinamin tablets | 4.0 | 4.7 | (15.2) | 12.7 | 12.6 | 1.1 |
| 2 | Alinamin drinks | 3.2 | 3.4 | (4.3) | 10.3 | 11.0 | (5.8) |
| 3 | Benza (excluding drinks) | 2.2 | 2.4 | (8.7) | 6.4 | 6.4 | 0.2 |
| 4 | Biofermin | 1.6 | 1.6 | (0.2) | 4.8 | 4.5 | 5.2 |
| 5 | Borraginol | 1.3 | 1.3 | (0.7) | 3.3 | 3.3 | (0.4) |

# Development activities

## New compounds

| Development code <generic name> | Drug Class | Indications | Country region | Stage | In-house / In-license | Note |
|---|---|---|---|---|---|---|
| SPI-0211 < lubiprostone > | Chloride channel opener | Chronic constipation | U.S. | Filed (05/3) | In-license (Sucampo Pharmaceuticals, Inc.) | Development is conducted by Sucampo |
| | | Constipation-predominant Irritable Bowel Syndrome | U.S. | P-III | | |
| TAK-242 < Not decided yet > | TLR4 signal transduction inhibitor | Severe sepsis | Jpn | P-III | In-house | Fast Track |
| | | | U.S. | P-III | | |
| | | | EU | P-III | | |
| TAK-375 < ramelteon > | MT1/MT2 receptor agonist | Insomnia | Jpn | P-III | In-house | Brand name: Rozerem (U.S) Launched in Sep 05 |
| | | | EU | P-III | | |
| | | Circadian rhythm sleep disorder (CRSD) | U.S. | P-II | | |
| TAK-475 < Not decided yet > | Squalene synthase inhibitor | Hyperlipidemia | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| | | | Jpn | P-I | | |
| TAK-390MR < Not decided yet > | Proton pump inhibitor | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | U.S. | P-III | In-house | |
| | | | Jpn | P-I | | |
| BNP7787 < dimesna > | Chemotherapy supportive care drug | Prevention or reduction of neurotoxicity induced by anti cancer | U.S. | P-III | In-license (BioNumerik Pharmaceuticals, Inc.) | Brand name: Tavocept (U.S.) Development is conducted by BioNumerik Fast Track |
| SYR-322 < Not decided yet > | DPPIV inhibitor | Diabetes mellitus | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| TAK-428 < Not decided yet > | Neurotrophic factor production accelerator | Diabetic neuropathy | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| TAK-654 < Not decided yet > | Insulin resistance-improving drug | Diabetes mellitus | Jpn | P-II | In-house | |
| | | | U.S. | P-II | | |
| | | | EU | P-II | | |
| TAK-536 < Not decided yet > | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| TAK-715 < Not decided yet > | p38 MAPkinase inhibitor | Rheumatoid arthritis | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| LY333531 < ruboxistaurin > | PKCβ inhibitor | Diabetic maculopathy | Jpn | P-II | In-license (Eli Lilly) | Co-development |
| TAK-128 < Not decided yet > | Myelin formation accelerator | Diabetic neuropathy | U.S. | P-II | In-license (Mitsubishi Pharma Corporation) | Fast Track |
| | | | Jpn | P-II | | |
| R-851 < Not decided yet > | Immune response modifier | Human papillomavirus (HPV) infection | U.S. | P-II | In-license (3M) | Development is conducted by 3M |
| EMD72000 < matuzumab > | Humanized, monoclonal antibody (MAb) against the human EGFR | Gastric cancer, non-small cell lung cancer (NSLC), colorectal cancer | U.S. | P-II | In-license (Merck KGaA) | Co-development |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| ATL-962 < cetilistat > | Lipase inhibitor | Obesity | Jpn | P-II | In-license (Alizyme) | |

## ■ Additional indications / new formulations

| Development code <generic name> Brand name (country/region) | Drug Class | Indications or formulations | Country/ region | Stage of development | In-house / In-license |
|---|---|---|---|---|---|
| **AG-1749** | Proton pump inhibitor | Injectable formulation | Jpn | Filed (Feb 04) | In-house |
| < lansoprazole > | | Symptomatic-GERD | Jpn | Filed (Sep 04) | |
| Takepron (Jpn, Asia) | | | | | |
| Prevacid (U.S., Asia) | | | | | |
| Ogast, Agopton, Lansox, etc. (EU) | | | | | |
| **TAP-144-SR** | LH-RH agonist | 6-month depot/prostate cancer | EU | Filed (Jun 05) | In-house |
| < leuprorelin acetate > | | | | | |
| Leuplin (Jpn) | | | | | |
| Lupron Depot (U.S.) | | | | | |
| Enantone etc. (EU, Asia) | | | | | |
| **TCV-116** | Angiotensin II receptor antagonist | Fixed combination with diuretic | Jpn | Filed (Dec 02) | In-house |
| < candesartan cilexetil > | | High dose | Jpn | P-III | |
| Blopress (Jpn, EU, Asia) | | Outcome study, DIRECT (Diabetic REtinopathy Candesartan Trial) | EU | P-III | |
| Amias, Kenzen, etc. (EU) | | Diabetic nephropathy | Jpn | P-II | |
| **AD-4833** | Insulin resistance-improving drug | Combination drug of Actos / Metformin | EU | Filed (Feb 05) | In-house |
| < pioglitazone hydrochloride > | | Combination drug of Actos / SU | U.S. | Filed (Jun 05) | |
| Actos (Jpn, U.S., EU, Asia) | | | EU | Filed (Jul 05) | |
| | | Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease | EU | Filed (Dec 05) | |
| | | Delay in progression of Atherosclerosis | U.S. | P-III | |
| | | Concomitant therapy with metformin | Jpn | P-III | |
| **AO-128** | α-glucosidase inhibitor | Impaired glucose tolerance (IGT) | Jpn | P-III | In-house |
| < voglibose > | | | | | |
| Basen (Jpn, Asia) | | | | | |
| **NE-58095** | Bone resorption inhibitor | Once-a-week formulation | Jpn | Filed (Dec 04) | In-licensed (Ajinomoto) |
| < risedronate > | | | | | |

## ■ Current progress in stage (Oct - Dec 2005)

| Development code | Indications or formulations | Brand name (country/region) | Progress in stage |
|---|---|---|---|
| **AD-4833** | Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease | Actos (EU) | P-III→Filed (Dec 05) |
| **SYR-322** | Diabetes mellitus | < Not decided yet > (U.S., EU) | P-II→P-III |
| **ATL-962** | Obesity | < Not decided yet > (Jpn) | P-I→P-II |
| **TAK-390MR** | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | < Not decided yet > (Jpn) | P-I |

## ■ Note

Dec 2005, Takeda acquired all rights and information about a novel target which was validated by the collaboration with Evotec Neurosciences.

RECEIVED
2007 MAR -5 A 10:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 1, 2006

Sucampo Pharmaceuticals, Inc.

Takeda Pharmaceutical Company Limited

**Marketing Authorization Granted for AMITIZA™ (lubiprostone) for Treatment of Chronic Idiopathic Constipation in the U.S.**

Sucampo Pharmaceuticals, Inc. (hereinafter "Sucampo," Bethesda, Maryland) announced on January 31 (local U.S. time) that the United States Food and Drug Administration (FDA) granted a marketing approval for AMITIZA™ (lubiprostone) for the treatment of chronic idiopathic constipation. In the U.S., this drug is jointly marketed by Sucampo and Takeda Pharmaceuticals North America, Inc., a wholly owned subsidiary of Takeda, and its subsidiary Takeda Pharmaceuticals America, Inc. (hereinafter "TPNA," both in Illinois, U.S.A.)

AMITIZA™ is the world's first chloride channel activator approved for therapeutic use, which relieves the chronic idiopathic constipation and associated symptoms irrespective of the patient's gender or age. AMITIZA™ has a unique mechanism of action that selectively works to the chloride channels on the intestinal mucosa and increases intestinal fluid secretion and bowel peristalsis to ease the passage of stool and alleviate various symptoms associated with chronic idiopathic constipation.

"AMITIZA™ brings patients suffering from chronic idiopathic constipation to a natural and appropriate therapeutic effect," said Sachiko Kuno, Ph. D., Co-Founder and CEO of Sucampo. "We have been striving for the development of new drugs based on our original scientific findings. It is a great pleasure that we are able to offer this drug, of which totally new mechanism of action may save many more people, in such a short period of 10 months from the NDA submission."

Yasuchika Hasegawa, President of Takeda, said, "I am very happy to be able to market AMITIZA™ made by Sucampo through TPNA. In close collaboration with Sucampo, we look to maximize the value of this drug and hope to contribute to the improvement

of the QOL of patients with chronic idiopathic constipation."

**[AMITIZA Approval Contents]**

Product Name: AMITIZA™

Indications: Chronic idiopathic constipation

Dosage form: Each capsule contains 24 mcg of lubiprostone.

Dosage and Administration: Recommended dose is the twice daily oral administration with food.

Important Precautions: AMITIZA™ is contraindicated in those patients with a known hypersensitivity to the drug or any of its excipients, and in patients with a history of mechanical gastrointestinal obstruction. The safety of AMITIZA™ during pregnancy has not been evaluated.

Women planning to use AMITIZA™ should confirm that they are not pregnant prior to start of medication.

The most common side effects associated with AMTIZA™ treatment during clinical trials were nausea and diarrhea.

Taking AMITIZA™ with a meal or food may reduce the symptoms of nausea.

**[Reference]**

- Number of patients in the U.S.

Reportedly, the number of patients with constipation is more than 33 million. Annually, 2.5 million people seek advice of a doctor and 92,000 are admitted to the hospital.

- Submission date of marketing license approval application to the FDA (Food and Drug Administration) by Sucampo

March 31, 2005

- Results of clinical trials

In double bind, placebo-controlled trials, 60% of the patients receiving AMITIZA™ experienced their first spontaneous bowel movement within 24 hours of administration.

Also, in long term studies, AMITIZA™ was shown to significantly reduce abdominal bloating, abdominal discomfort, and constipation severity associated with chronic idiopathic constipation over treatment periods lasting 6-12 months.

**[About Sucampo]**

Sucampo Pharmaceuticals, Inc. is a pharmaceutical company based on Bethesda, Maryland, U.S.A., focusing on developing compounds for gastrointestinal, respiratory, liver, and other specialty diseases in niche fields. Sucampo has concentrated on developing and commercializing drugs from its proprietary prostone core-technology platform, which was created by Ryuji Ueno, Ph.D., Co-Founder, Executive Chair and Chief Scientific Officer of the company. Prostones are a new class of functional fatty acid with selective and various physiological and pharmacological activities. The first commercial prostone product, RESCULA® ophthalmic solution was launched in 1994 in Japan, and later approved in more than 40 other countries for the treatment of glaucoma and ocular hypertension. AMITIZA™ is Dr. Ueno's second prostone product to be marketed in the United States, and the world's first chloride channel activator approved for therapeutic use. For more information, visit www.sucampo.com.

# Affymax and Takeda Announce Agreement To Develop and Commercialize Hematide™ in Japan

*Affymax to Receive More than $100 Million in Upfront and Milestone Payments Plus Sales Royalties*

*Takeda to Obtain an Exclusive License for Development and Commercialization in Japan*

PALO ALTO, Calif. (February 12), and OSAKA, Japan (February 13), 2006 – Affymax, Inc. (Affymax) and Takeda Pharmaceutical Company Limited (Takeda) today announced that the companies have entered into an exclusive agreement to develop and commercialize Affymax's lead product candidate, Hematide™, in Japan for the treatment of anemia.

Hematide, a synthetic peptide-based next-generation erythropoiesis-stimulating agent (ESA), is designed to stimulate the production of red blood cells. It is currently being evaluated in four Phase 2 clinical trials in the United States and Europe to treat anemia in chronic kidney disease (CKD) and cancer patients.

Pursuant to the agreement, Takeda will pay to Affymax US$17 million as an up-front payment and will also purchase US$10 million of Affymax's stock. In addition, Affymax is eligible to receive clinical and regulatory milestone payments totaling US$75 million. After the launch of Hematide in Japan, Affymax would receive a double digit royalty on Hematide sales in the territory. Takeda is responsible for all development and commercialization costs in Japan, and Affymax is responsible for the manufacture and supply of drug substance to Takeda. Takeda then will manufacture the final commercial product for use in Japan.

"With this agreement, Affymax has delivered on a key corporate goal. This major milestone achievement will allow us to focus our own now considerable resources on developing Hematide in the United States and Europe, while Takeda focuses on the significant market in Japan" said Arlene M. Morris, Affymax's president and chief executive officer. "Takeda is an optimal partner because they have the development experience in this area and commitment necessary to accelerate and successfully develop and commercialize Hematide in Japan."

"Hematide is a novel ESA that is an important product based on the evidence we have observed," said Yasuchika Hasegawa, Takeda's president and chief operating officer. "We are excited to aggressively move this promising new drug candidate forward to address a very large underserved patient population. I also believe this product will enhance our urological and cancer-related franchises, which we position as part of our core therapeutic areas."

ESAs, which have been used successfully to manage anemia in patients with CKD and cancer-related anemia, represent a $12 billion market worldwide, of which Japan is about $1 billion and growing. ESA therapy has dramatically reduced the need for blood transfusions and the frequency and severity of anemia-associated morbidity, resulting in an improved quality of life for patients.

About Hematide™

Hematide has a completely novel amino acid sequence that is unrelated to erythropoietin, a hormone that stimulates red blood cell formation, or to any other known naturally-occurring human sequences. Compared to therapeutic proteins, Hematide has the potential advantages of an uncomplicated chemical synthesis, a simple dosing schedule characterized by once monthly administration, and room temperature storage. In addition, antibodies generated to erythropoietin do not cross-react with Hematide, providing a rationale to study it in patients with pure red cell aplasia (PRCA), a rare autoimmune disease caused by development of antibodies to recombinant erythropoietin. A Phase 2 study to evaluate Hematide in PRCA patients is scheduled to begin in early 2006.

About Affymax

Affymax, Inc. is a clinical-stage pharmaceutical company that is developing a rich pipeline of synthetic peptide-based drugs against clinically validated targets for the treatment of kidney diseases and cancer. Hematide, the Company's lead clinical product candidate, is a novel peptide-based drug designed to stimulate red blood cell production currently in Phase 2 trials for the potential treatment of anemia associated with chronic kidney disease and cancer. For more information go to www.affymax.com.

# # #

February 20, 2006

Hitachi, Ltd
Takeda Pharmaceutical Company Limited

# Hitachi and Takeda to Establish "Hitachi Inspharma, Ltd." for Information System Support for Takeda

Hitachi, Ltd. ("Hitachi", Tokyo, Japan, President & CEO: Etsuhiko Shoyama) and Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan, President & COO: Yasuchika Hasegawa) announced today that both parties established a joint venture "Hitachi Inspharma, Ltd." for information system support in which Hitachi and Takeda owns 66% and 34% shares respectively.

The newly established company will start its operation on April 1, 2006, which is entrusted with the development and maintenance of Takeda's information system. The company will also develop information system packages and applications specifically designed for pharmaceutical industry, and it is aiming for the industry-wide expansion of that business in the future. Hitachi is now promoting this business as one of the fast growing business segments.

| | |
|---|---|
| Company Name: | Hitachi Inspharma, Ltd. |
| Representative: | President: Kimiro Migita<br>(Deputy General Manager, Kansai Area Operation, Hitachi) |
| Capital: | 225 million yen (Hitachi: 66%, Takeda: 34%)<br>Hitachi will acquire Takeda's shares on April 1, 2008 after the expiration of the joint venture period of two years. |
| Location of Head Office: | Nishi-ku, Osaka |
| Date of Foundation: | February 20, 2006 |
| Number of Employees: | Approximately 80 |
| Sales (Forecast): | Approximately 4 billion yen (FY2006) |

Note: The basic agreement between Hitachi and Takeda regarding the establishment of this joint venture was announced by both parties on October 3, 2005.

# # #

February 22, 2006

Takeda Pharmaceutical Company Limited
Takeda Pharmaceuticals North America, Inc.

# Takeda Wins Patent Infringement Litigation against ANDA Filers for Generic ACTOS®

Osaka, Japan and Lincolnshire, Ill. - Takeda Pharmaceutical Company Limited ("Takeda") and its wholly owned subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA") announced today that Takeda's intellectual property rights have been successfully asserted against generic manufacturers seeking to challenge Takeda's patent rights to ACTOS (pioglitazone HCl). A federal judge of the U.S. District Court for the Southern District of New York ruled on February 21, 2006, that a patent covering the active ingredient of ACTOS is valid and enforceable.

Takeda filed patent infringement actions against Mylan Pharmaceuticals*1, Ranbaxy Laboratories*2, and Watson Pharmaceuticals*3, in October 2003, and against Alphapharm Pty*4 in March 2004, in response to the filing of Abbreviated New Drug Applications (ANDAs) with the FDA under provisions of the Hatch-Waxman Act, challenging certain of Takeda's listed patents, including U.S. Patent No. 4,687,777 (the "'777 patent"), which covers the active ingredient of ACTOS. Alphapharm and Mylan were the only defendants to challenge the '777 patent. Trial of the challenges by Alphapharm and Mylan to the validity and enforceability of the '777 patent took place from January 17, 2006 to January 30, 2006.

The Court's ruling prevents the FDA from approving the ANDAs filed by Alphapharm and Mylan, and thus prevents those generic manufacturers from selling pioglitazone tablets until the '777 patent expires, in 2011. Other U.S. patents covering certain methods of treatment using ACTOS and certain compositions that include ACTOS will expire in 2016.

"Takeda has confidence in its patents," said Mr. Seiji Hakoda, General Manager of Intellectual Property Dept. of Takeda. "Because innovation is critical to our company, we have a profound respect for the protection of intellectual property rights. We are pleased with the ruling."

*1:Mylan Laboratories, Inc., Mylan Pharmaceuticals, Inc., and UDL Laboratories, Inc.
*2:Ranbaxy Laboratories, Ltd., and Ranbaxy Pharmaceuticals, Inc.
*3:Watson Pharmaceuticals, Inc., Watson Laboratories, Inc., Watson Pharma, Inc. and Danbury Pharmacal, Inc.
*4:Alphapharm Pty. Ltd., and Genpharm, Inc.

About Takeda
Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan, and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

About Takeda Pharmaceuticals North America, Inc.
Based in Lincolnshire, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly

owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets oral diabetes, sleep and cholesterol lowering treatments, and through the Takeda Global Research & Development Center, Inc. the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

###

February 27, 2006

House Foods Corporation
Takeda Pharmaceutical Company Limited

# House Foods and Takeda To Conclude a Joint Venture Agreement about Takeda Food Products

## "HOUSE WELLNESS FOODS CORPORATION" Starts Operation in April 2006

House Foods Corporation ("House Foods") and Takeda Pharmaceutical Company Limited ("Takeda") announced today that both parties have concluded an agreement to establish a new joint venture "HOUSE WELLNESS FOODS CORPORATION ("new company")". All the business of Takeda Food Products, Ltd. ("Takeda Food") will be transferred to this new company, while the conclusion of the agreement this time follows a basic agreement of both parties announced on December 26, 2005, and subsequent approval by The Japan Fair Trade Commission in view of the antimonopoly act.

House Foods and Takeda will own 66% and 34% of the shares of the new company respectively, and it is scheduled to start its operation in April 2006. Eighteen months later, House Foods will acquire 34% shares owned by Takeda and the company will become a wholly owned subsidiary of House Foods.

The new company will be positioned as one of the core business units in the health food business of House Foods, and the synergy effect is expected from the fusion of Takeda Food' development ability centered on vitamin products and House Foods' food-processing technology.

<Profile of a new company>

| | |
|---|---|
| 1. Company Name: | HOUSE WELLNESS FOODS CORPORATION |
| 2. Representative: | Executive President: Koji Nagamine (President, Takeda Food)<br>Executive Vice President: Miyoshi Tokumitsu (Managing Director, House Foods) |
| 3. Capital: | 100 million yen (House Foods: 66%, Takeda: 34%) |
| 4. Date of Foundation: | April 3, 2006 |
| 5. Location of Head Office: | Itami city, Hyogo |
| 6. Number of Employees: | Approximately 300 |

# # #

# Takeda Acquired Therapeutic Development Target Right for Cardiovascular disease from Lexicon Genetics

Osaka, Japan, March 2, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that Takeda has selected LG474, a target for drug discovery in cardiovascular field, which was discovered by Lexicon Genetics Incorporated ("Lexicon") in its Genome5000™ program. Under the terms of the agreement, Takeda has paid research milestone of US$5 million to Lexicon for the selection of LG474.

In July 2004, Takeda and Lexicon entered into an alliance to develop new drugs directed against promising hypertension targets discovered in Lexicon's Genome5000 program. In this collaboration, Takeda will have an exclusive access to all drug targets for three-year term of the agreement, and will evaluate and verify the targets to create the new drugs. Takeda is responsible for the screening, medical chemistry, pre-clinical and clinical development and commercialization of drugs directed against Lexicon's targets, and bears all related costs.

Takeda paid an upfront payment of US$12 million to Lexicon upon conclusion of the agreement in July 2004, and it will pay to Lexicon, in addition to a US$5 million research milestone this time, the development and launch milestones and also royalty once the product is launched.

"We are pleased to start research study of LG474 as the first target that we have selected under this collaboration with Lexicon Genetics," said Shigenori Ohkawa, Ph.D., general manager of Takeda's Pharmaceutical Research Division "We highly expect this research to lead to the discovery of new drugs for cardiovascular diseases."

"We are pleased that, after extensive research, Takeda supports our positive assessment of the value of the LG474 target and is committed to advancing this drug discovery program into development," said Arthur T. Sands, M.D., Ph.D., president and chief executive officer of Lexicon. "Takeda's selection of LG474 is an encouraging progression of our alliance toward therapeutic development and further validation of the importance of the targets we are discovering."

# # #

March 16, 2006

ASKA Pharmaceutical Co., Ltd
Takeda Pharmaceutical Company Limited



# License Agreement for Tavocept™ in Japan

Tokyo/Osaka, Japan, March 16, 2006 — ASKA Pharmaceutical Co., Ltd. ("ASKA", Tokyo, Japan) and Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan) announced today that both parties, KI Pharmaceuticals, Inc. (*) ("KI Pharma", Tokyo, Japan) and BioNumerik Pharmaceuticals, Inc. (San Antonio, Texas, "BioNumerik") have entered into a license agreement for Tavocept™ (generic name: dimesna) in Japan. Tavocept™ is a chemoprotective agent originated and developed by BioNumerik.

Under the agreement, an exclusive right to market Tavocept™ in Japan following regulatory approval is granted to Takeda from KI Pharma. Effective November 2004, BioNumerik and Takeda entered into a license and development alliance agreement under which BioNumerik granted Takeda the exclusive right to market Tavocept™ in the U.S. and Canada.

Takeda will pay KI Pharma, ASKA and BioNumerik an upfront cash payment, certain development and commercial sales milestone payments, and a royalty from product sales in Japan. In addition, Takeda will bear the costs related to development of Tavocept™ which will be continuously conducted by ASKA, and KI Pharma has retained the right to co-promote Tavocept™ in Japan.

Tavocept™ is being developed as a chemotherapy supportive care drug to prevent or mitigate the incidence, severity and duration of peripheral nerve damage that is known to be associated with certain commonly used classes of chemotherapy drugs, such as taxane and platinum agents. Tavocept™ is currently in Phase 3 clinical development for breast cancer (U.S. and Japan) and non-small-cell lung cancer (Japan and Europe).

(*) KI Pharma is a joint venture between ASKA and BioNumerik

###

[About ASKA]
ASKA, located in Tokyo, Japan, is a research and development (R&D) oriented company, which contributes to the society by developing and providing innovative pharmaceutical products with concentrating its management resources to the specific therapeutic areas. Additional information about ASKA, is available through its corporate website, http://www.aska-pharma.co.jp/english/index.html.

[About Takeda]
Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

[About KI Pharma]
KI Pharma, located in Tokyo, Japan, is a joint venture owned by ASKA and BioNumerik aimed at developing a broad portfolio of new compounds

to distribute and market in Japan.

[About BioNumerik]

BioNumerik, headquartered in San Antonio, Texas, is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. BioNumerik has two drug candidates in late-stage clinical development: Tavocept™ and BNP1350.

# # #

# Takeda Submits New Drug Application for Extended Release Type 2 Diabetes Medication, ACTO*plus* met™(pioglitazone HCl and metformin HCl)

LINCOLNSHIRE, Ill, April 3, 2006 - Takeda Global Research & Development Center (TGR&D) today announced that the company has submitted a New Drug Application (NDA) for an extended release version of the combination medication ACTO*plus* met™ (pioglitazone HCl and metformin HCl) to the United States Food and Drug Administration (FDA) for the treatment of type 2 diabetes. This new formulation (ACTO*plus* met™ XR) would allow for once-daily dosing, while ACTO*plus* met™ (immediate release) is already available being marketed by Takeda Pharmaceuticals North America, Inc.

ACTO*plus* met is an oral medication that combines ACTOS, which directly targets insulin resistance - a condition in which the body does not efficiently use the insulin it produces - with metformin, which acts primarily by reducing the amount of glucose produced by the liver. These medications work in combination to help patients with type 2 diabetes manage their blood glucose levels.

The NDA submission represents yet another milestone for Takeda, following the NDA approvals of ROZEREM™ (ramelteon).

"We are certainly proud of this NDA submission, and the ACTOS portfolio of products," said John Yates, M.D., president of TGR&D. "Not all patients are alike, especially in diabetes, and the addition of this new product would provide patients and their physicians with more options and greater flexibility, while continuing to provide the benefits of treatment with ACTOS."

Extended-release metformin, one of the active ingredients in ACTO*plus* met XR, was developed by Andrx Corporation. Takeda Pharmaceutical Company Limited, signed an agreement with Andrx Corporation covering extended release metformin in December 2003.

About ACTO*plus* met

A small number of people who have taken metformin, a component of ACTO*plus* met, have developed a rare, serious condition called lactic acidosis. Lactic acidosis, a buildup of lactic acid in the blood, can be fatal in about half the cases. Because lactic acidosis occurs most frequently in people with kidney problems, ACTO*plus* met should not be used in people with kidney disease or in people 80 years of age and older whose kidneys do not work properly. ACTO*plus* met should not be taken by people with metabolic acidosis, or with hypersensitivity to pioglitazone, metformin or any other component of ACTO*plus* met. ACTO*plus* met should not be taken by people who drink excessive alcohol. ACTO*plus* met should be discontinued in patients with severe infection or in patients undergoing x-ray studies using intravenous contrast dye.

ACTOS and ACTO*plus* met can cause fluid retention (swelling) that may lead to or worsen heart failure, so tell your doctor if you have a history of these conditions. Talk to your doctor immediately if you experience rapid weight gain, fluid retention, or shortness of breath while taking either drug. If you have moderate to severe heart failure, ACTOS or ACTO*plus* met is not recommended. Your doctor should perform a blood test to check for liver problems before you start ACTOS or ACTO*plus* met and periodically thereafter. Do not take ACTOS or ACTO*plus* met if you have active liver disease. Talk to your doctor immediately if you experience nausea, vomiting, stomach pain, tiredness, loss of appetite, dark urine, or yellowing of the skin.

If you are of childbearing age, talk to your doctor before taking ACTOS or ACTO*plus* met as it could increase your chance of becoming pregnant.

ACTO*plus* met is indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes who are already treated with a combination of pioglitazone and metformin or whose diabetes is not adequately controlled with metformin alone.

Actos is indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes. ACTOS may be used alone or in combination with metformin, sulfonylureas, or insulin.

Neither ACTOS nor ACTO*plus* met should be used in type 1 diabetes. For more information about Acto*plus* met, including complete prescribing information, talk to your pharmacist or health professional, or go to www.actos.com.

Takeda Pharmaceuticals North America, Inc.

Based in Lincolnshire, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets oral diabetes and cholesterol-lowering treatments. Through the Takeda Global Research & Development Center, Inc., the company has a robust pipeline with compounds in development for diabetes, sleep, cardiovascular disease and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. To learn more about the company and its products, visit www.tpna.com.

ACTOS, ACTO*plus* Met, and ROZEREM are registered trademarks of Takeda Pharmaceutical Company Limited and used under license by Takeda Pharmaceuticals North America, Inc.

# # #

April 3, 2006

Takeda Pharmaceutical Company Limited

# Transfer of Shares of Mitsui Takeda Chemicals, Inc. from Takeda to Mitsui Chemicals

Osaka, Japan, --- Takeda Pharmaceutical Company Limited ("Takeda", President & COO : Yasuchika Hasegawa) announced today that all of Takeda's shares of Mitsui Takeda Chemicals Inc. ("MTCI", President: Masafumi Kataita) had been transferred to Mitsui Chemicals, Inc. ("MCI", President: Kenji Fujiyoshi) on April 1. Upon transfer of shares, MTCI changed its name to Mitsui Chemicals Polyurethanes, Inc.

MTCI was established as a joint venture between MCI (51%) and Takeda (49%) in April 2001, and it is stipulated in the original agreement that the transfer of shares held by Takeda to MCI will take place after five years from the start of MTCI's commercial operation.

Since start of the operation in 2001, MTCI has been steadily expanding its business as one of the leading companies of urethane and urethane derivatives business in Asian market.

"Our former urethane and urethane derivatives business transferred to MTCI has been successfully achieving growth till now," said Yasuchika Hasegawa, President & COO of Takeda. "We believe that the company will maintain and further strengthen the leading position in the business of urethane raw materials and urethane resins, which is one of core businesses of MCI group."

# # #

April 12, 2006

Takeda Pharmaceutical Company Limited

**Launch of Passif® Sustained Release Morphine Hydrochloride Capsules**

Takeda Pharmaceutical Company Limited launched the Passif® sustained release morphine hydrochloride 30, 60, and 120 mg capsules (hereinafter "Passif") today.

Passif is a multiple-unit type sustained release capsule of formulation with quick release and sustained release particles of morphine hydrochloride. After oral administration, the drug quickly releases morphine hydrochloride from its quick release particles, while releasing the same compound from the sustained release particles at sustained and appropriate rate.

The quality of life of many patients with terminal cancer substantially decreases due to sustained severe pain, deficient sleep, anorexia, etc. Morphine is a principal axis in drug therapy of severe cancer pain and improving patients' QOL. Passif is expected to exert a stable analgesic effect in cancer patients with moderate to severe* pain for 24 hours with a once-a-day dosage.

"We hope Passif's quick release particles open up options for the control of cancer pain and contribute to improve cancer patients' quality of life," said Makoto Yamaoka, Managing Director, and General Manager of Pharmaceutical Marketing Division of Takeda.

* Patients who are in the Step III of the WHO analgesic ladder for cancer pain management and require analgesia by morphine

[Overview of Passif® Sustained Release Capsule of Morphine Hydrochloride]
Generic Name: Morphine hydrochloride
Indications: Analgesia for moderate to severe cancer pain
Dosage and Administration:
Usually, adults should take a capsule of 30-120 mg of morphine hydrochloride orally once daily. The dosage may be adjusted according to the patient's age and symptoms.
Drug Price: 30 mg: 814.90 yen; 60 mg: 1,529.60 yen; 120 mg: 2,871.20 yen
Release Date: April 12, 2006

April 20, 2006

Takeda Pharmaceutical Company Limited

# Takeda Announces Conclusion of Successful ACTOS® (pioglitazone HCl) Marketing Collaboration in the United States

Osaka, Japan, April 20, 2006 —— Takeda Pharmaceutical Company Limited ("Takeda") today announced the conclusion of the marketing collaboration in the United States between its wholly owned subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA") and Eli Lilly and Company ("Lilly") to promote the type 2 diabetes treatment ACTOS® (pioglitazone HCl). TPNA and Lilly have been jointly promoting ACTOS in the United States since its launch in 1999.

Takeda will now assume all marketing and sales responsibilities of ACTOS in the U.S. as planned at the outset of the agreement in 1998. Takeda remains confident that TPNA will continue to drive the further growth of ACTOS and ACTO*plus* met™ in the U.S. market. Takeda, the discoverer of ACTOS and a pioneer in the development of the thiazolidinedione class of oral anti-diabetics, has steadily increased its responsibility for the marketing and sales of ACTOS throughout the life of the partnership.

Eli Lilly will continue to be a strategic partner of Takeda outside the U.S., by selling ACTOS in Canada, Mexico and parts of Europe and Asia as agreed upon in the original agreement with Takeda.

"Takeda's partnership with Eli Lilly to market ACTOS in the United States was a great success and mutually beneficial to both companies. The partnership set a global example of successful alliance management in the pharmaceutical industry," said Yasuchika Hasegawa, President and Chief Operating Officer of Takeda. "We would like to thank Eli Lilly for being an ideal partner in the U.S., sharing the common commitment to providing high quality patient care. We believe that the sales of ACTOS outside the U.S. will further grow supported by our alliance with Lilly."

# # #

About Eli Lilly

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers - through medicines and information - for some of the world's most urgent medical needs. Additional information about Lilly is available on www.lilly.com.

# # #

# Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006

May 11, 2006

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First section of each) Fukuoka, Sapporo
Code number: 4502
Board of Directors meeting: May 11, 2006
Use of U.S. accounting standards: No
Tel: +81-6-6204-2060
+81-3-3278-2039

## 1. Results for Fiscal 2005 (April 1, 2005 - March 31, 2006)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Fiscal 2005 | 1,212,207 | 7.9 | 402,809 | 4.6 | 485,354 | 9.8 |
| Fiscal 2004 | 1,122,960 | 3.4 | 385,278 | 3.7 | 442,111 | (0.9) |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Earnings per share (diluted) (¥) | Return on equity (%) | Ordinary income/total assets (%) | Ordinary income/net sales (%) |
|---|---|---|---|---|---|---|---|
| Fiscal 2005 | 313,249 | 12.9 | 353.47 | — | 14.4 | 17.4 | 40.0 |
| Fiscal 2004 | 277,438 | (2.7) | 313.01 | — | 14.7 | 18.1 | 39.4 |

Notes:
1. Equity in earnings of affiliates: ¥54,184 million (Fiscal 2004: ¥45,431 million)
2. Average number of shares outstanding (consolidated): 885,209,917 shares (Fiscal 2004: 885,240,576 shares)
3. Changes in accounting methods: Yes
4. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous fiscal year.

(2) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity/total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Fiscal 2005 | 3,042,294 | 2,348,429 | 77.2 | 2,652.59 |
| Fiscal 2004 | 2,545,435 | 2,001,414 | 78.6 | 2,260.52 |

Note: Number of shares outstanding at end of period (consolidated): 885,199,391 shares (Fiscal 2004: 885,221,980 shares)

(3) Cash Flows

| | Net cash provided by operating activities (¥ million) | Net cash provided by (used in) investing activities (¥ million) | Net cash used in financing activities (¥ million) | Cash and cash equivalents at end of period (¥ million) |
|---|---|---|---|---|
| Fiscal 2005 | 373,575 | 6,566 | (89,290) | 1,626,235 |
| Fiscal 2004 | 295,539 | (72,305) | (73,912) | 1,264,324 |

(4) Scope of consolidation and application of the equity method
Consolidated subsidiaries: 46 companies
Unconsolidated subsidiaries accounted for by the equity method: None
Affiliated companies accounted for by the equity method: 20 companies

(5) Changes in scope of consolidation and application of the equity method
Consolidation: (New) 1 company (Eliminated) 3 companies
Equity method: (New) 1 company (Eliminated) 4 companies



## 2. Projected Results for Fiscal 2006 (April 1, 2006 - March 31, 2007)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) |
|---|---|---|---|
| Interim period | 605,000 | 245,000 | 175,000 |
| Fiscal 2006 | 1,230,000 | 486,000 | 320,000 |

Reference: Estimated earnings per share (fiscal 2006): ¥361.50

Note: For the assumptions and other issues related to the above projections, please refer to page 15-16.

# Contents

## (1) The Takeda Group

The Takeda Group consists of 67 companies, including the parent company submitting these consolidated financial statements, 46 consolidated subsidiaries and 20 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.



Domestic
Overseas
Pharmaceuticals
[Ethical Drugs]
★ Nihon Pharmaceutical Co., Ltd. 《Production/Sales》
◎ Wyeth K.K. 《Production/Sales》
and others
[Consumer Healthcare]
★ Takeda Healthcare Products Co., Ltd. 《Production》
and others
Other Businesses
★ Wako Pure Chemical Industries, Ltd. 《Production/Sales》
★ Takeda Food Products, Ltd. 《Production/Sales》
★ Mizusawa Industrial Chemicals, Ltd. 《Production/Sales》
◎ Mitsui Takeda Chemicals, Inc. 《Production/Sales》
◎ Takeda-Kirin Foods Corporation 《Production/Sales》
◎ Sumitomo Chemical Takeda Agro Company, Ltd. 《Production/Sales》
◎ Hitachi Inspharma, Ltd. 《Development and Management of Information Systems》
and others
Takeda Pharmaceutical Company Limited
Pharmaceuticals
[Ethical Drugs]
(North America)
★Takeda America Holdings, Inc. 《Holding Company》
★Takeda Pharmaceuticals North America, Inc. 《Sales》
★ Takeda Global Research and Development Center, Inc. 《Development》
★Takeda San Diego, Inc. 《Research》
★Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎TAP Pharmaceutical Products Inc. 《Sales/Development》
(Europe)
★ Takeda Pharma GmbH 《Sales》
★ Takeda Pharma Ges.m.b.H 《Sales》
★ Takeda Pharma AG 《Sales》
★ Laboratoires Takeda 《Sales》
★ Takeda Italia Farmaceutici S.p.A. 《Production/Sales》
★ Takeda UK Limited 《Sales》
★ Takeda Global Research and Development Centre(Europe), Ltd. 《Development》
★ Takeda Ireland Ltd. 《Production》
★ Takeda Pharma Ireland Limited 《Production》
(Asia)
★ Takeda Chemical Industries (Taiwan), Ltd. 《Sales》
★ P.T. Takeda Indonesia 《Production/Sales》
★ Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production/Sales》
◎ Boie-Takeda Chemicals, Inc. 《Sales》
◎ Takeda (Thailand), Ltd. 《Sales》
and others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiary
◎: Affiliate Accounted for by the Equity Method


1. In April 2006, all the shares of Mitsui Takeda Chemicals, Inc. held by Takeda were transferred to Mitsui Chemicals, Inc.
2. In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., a joint venture with House Foods Corporation, in which Takeda holds 34% share.

Consolidated Subsidiaries and Affiliates

**(Consolidated Subsidiaries)**

| Company name | Address | Capital (millions of yen) | Principal business | Percentage of voting shares owned (%) | Transactions | Other |
|---|---|---|---|---|---|---|
| Nihon Pharmaceutical Co., Ltd. | Chiyoda-ku, Tokyo | ¥760 | Pharmaceuticals (Ethical Drugs and Consumer Healthcare) | 87.5 (1.0) | Sells drugs, etc., to Takeda | — |
| Takeda Pharmaceuticals North America, Inc. | Lincolnshire, IL U.S.A. | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Purchases drugs from Takeda | — |
| Takeda Pharma GmbH | Aachen, Germany | EURO 5 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Pharma Ges.m.b.H | Vienna, Austria | EURO 0.1 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Takeda Pharma AG | Lachen, Switzerland | CHF0.3 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Laboratoires Takeda | Puteaux Cedex, France | EURO 2 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Italia Farmaceutici S.p.A. | Rome, Italy | EURO 1 million | Pharmaceuticals (Ethical Drugs) | 76.9 | Purchases drugs from Takeda | — |
| Takeda UK Limited | Buckinghamshire, United Kingdom | £86 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Chemical Industries (Taiwan), Co., Ltd. | Taipei, Taiwan | NT$90 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| P.T. Takeda Indonesia | Jakarta, Indonesia | Rp1,467 million | Pharmaceuticals (Ethical Drugs) | 70.0 | Purchases drugs from Takeda | — |
| Tianjin Takeda Pharmaceuticals Co., Ltd. | Tianjin, China | US$19 million | Pharmaceuticals (Ethical Drugs) | 75.0 | Purchases drugs from Takeda | — |
| Takeda America Holdings, Inc. | New York, NY U.S.A. | US$2,827 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda San Diego, Inc. | San Diego, CA U.S.A | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Handles drug research and development on behalf of Takeda | — |
| Takeda Research Investment, Inc. | Palo Alto, CA U.S.A. | US$17 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | — | — |
| Takeda Global Research and Development Center, Inc. | Lincolnshire, IL U.S.A. | US$5 million | Pharmaceuticals (Ethical Drugs) | 100.0*** (100.0) | Handles drug development and approval on behalf of Takeda | — |
| Takeda Global Research & Development Centre (Europe), Ltd. | London, United Kingdom | £0.8 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug development and approval on behalf of Takeda | — |
| Takeda Ireland Ltd. | Kilruddery, Ireland | EURO 92 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug manufacture on behalf of Takeda | — |
| Takeda Pharma Ireland Limited | Dublin Ireland | EURO 514 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Healthcare Products Co., Ltd. | Fukuchiyama, Kyoto | ¥400 | Pharmaceuticals (Consumer Healthcare) | 100.0 | Sells over-the-counter drugs to Takeda | Leases land and buildings from Takeda |
| Wako Pure Chemical Industries, Ltd. | Chuo-ku, Osaka | ¥2,340 | Other (others) | 70.3 (0.8) | Sells reagents to Takeda | — |
| Takeda Food Products, Ltd. | Chuo-ku, Osaka | ¥2,000 | Other (others) | 100.0 | Purchases quasi-drugs from Takeda | — |
| Mizusawa Industrial Chemicals, Ltd. | Chuo-ku, Tokyo | ¥1,519 | Other (others) | 54.2 (1.1) | — | — |
| and 24 others | | | | | | |

**(Affiliates)**

| Company name | Address | Capital (millions of yen) | Principal business | Percentage of voting shares owned (%) | Transactions | Other |
|---|---|---|---|---|---|---|
| Wyeth K.K. | Chuo-ku, Tokyo | ¥1,890 | Pharmaceuticals (Ethical Drugs and Consumer Healthcare) | 30.0 | Sells drugs to Takeda | — |
| TAP Pharmaceutical Products Inc. | Lake Forest, IL U.S.A. | US$40 million | Pharmaceuticals (Ethical Drugs) | 50.0* (50.0) | Purchases drugs from Takeda | — |
| Boie-Takeda Chemicals, Inc. | Manila, Philippines | PHP107 million | Pharmaceuticals (Ethical Drugs) | 50.0 | Purchases drugs from Takeda | — |
| Takeda (Thailand), Ltd. | Bangkok, Thailand | THB20 million | Pharmaceuticals (Ethical Drugs) | 48.0 | Purchases drugs from Takeda | — |
| Mitsui Takeda Chemicals, Inc. | Chiyoda-ku, Tokyo | ¥20,008 | Other (others) | 49.0 | — | — |
| Takeda-Kirin Foods Corporation | Chuo-ku, Tokyo | ¥5,000 | Other (others) | 34.0 | — | — |
| Sumitomo Chemical Takeda Agro Company, Ltd. | Chuo-ku, Tokyo | ¥9,380 | Other (others) | 40.0 | — | Leases land and buildings from Takeda |
| Hitachi Inspharma, Ltd. | Nishi-ku, Osaka | ¥225 | Other (others) | 34.0 | Handlesdevelopment and management of information systems on behalf of Takeda | — |
| and 12 others | | | | | | |

Notes:

1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd. and Takeda Pharma Ireland Limited are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc., companies with a double asterisk (**) are owned by Takeda Pharma GmbH, and company with a triple asterisk (***) is owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. With regard to life-environmental business, shares of Japan EnviroChemicals, Ltd. and four other consolidated subsidiaries and equity-method affiliated companies were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.
7. In April 2005, a part of Wyeth K.K. shares owned by Takeda was transferred.
8. In April 2005, a part of Takeda-Kirin Foods Corporation shares owned by Takeda was transferred to Kirin Brewery Co, Ltd.
9. In June 2005, all of Takeda's shares in Takeda Schering-Plough Animal Health were transferred to Schering-Plough, K.K.
10. In January 2006, all Takeda's shares in BASF Takeda Vitamin, K.K, were transferred to BASF Japan, Ltd.
11. In February 2006, Hitachi Inspharma, Ltd., a joint venture with Hitachi, Ltd., was established.
12. In February 2006, Takeda San Diego, Inc. reduced its capital stock to US$1 (one US dollar).

## (2) Management Policy

Focusing on "Takeda-ism" which refers to integrity= fairness, honesty, perseverance) as the basis for all its business activities, Takeda is aiming at realizing its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In the 2001-2005 Medium-term Management Plan, the Company promoted its specialization in the pharmaceutical business, marking the first step towards becoming a world-class pharmaceutical company. Now the Company has developed the "2006-2010 Medium-term Management Plan," which targets the promotion of further improvements built on the achievements during the previous management plan, and realizing "a world-class pharmaceutical company with Japanese origin" with the prominent perspective for a medium-to-long future, while adhering to "Takeda-ism" as its core policy.

Fiscal 2006 is an important year as a start of the 2006-2010 Medium-term Management Plan. Collective efforts of the Group will be focused on comprehensive improvement of strengths such as "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency". We will also concentrate all energies into the following tasks to promote continuous growth and maximization of the corporate value of the Takeda Group:

(1) Enhancement of R&D pipeline centered on creation of new drugs from in-house R&D activities
As a "Research & Development-oriented global company," Takeda will make strategic and selective investments in R&D activities, and establish an organization that is able to create new drugs constantly from in-house research. Thorough review of the R&D processes and concentrating resources to selected strategic projects will be conducted in order to improve the speed and efficiency of R&D. The Company will achieve steady growth over the medium-to-long-term period, mainly driven by its in-house products.

(2) Formulation of a tri-polar marketing function (Japan, the U.S., Europe)
Takeda will establish an efficient and unique sales promotion model by sharing the best practices of marketing activities in markets of Japan, the U.S. and Europe, and build a lean and robust organization that is able to conduct self-sustaining and appropriate operations for respective markets.

(3) Establishment of an efficient global management scheme for corporate headquarters' functions
Functions of research, development, manufacturing, sales, alliance, and intellectual property will be further strengthened. We will also establish an organization in which these functions effectively work together to support successful business operations in the global market. Human resources, finance and accounting and other corporate functions will be controlled by the Head Office of Takeda Pharmaceutical Company for respective functions, while maintaining the principles of "self-responsibility" and "self-independency" of each group company. Under this efficient global management system led by the Head Office of Takeda Pharmaceutical Company in Japan, human resources for Japan and overseas will be secured, and well-coordinated Group management with optimum personnel planning will be realized.

[Basic Policy for Profit Distribution]

Takeda has increased its profit distribution to shareholders, aiming at 30% dividend payout ratio on a consolidated basis. And for fiscal 2005, which is the final year of the 2001-2005 Medium-

term Management Plan, the consolidated payout ratio of the Company will be 30.0%, as explained below.

In the 2006-2010 Medium-term Management Plan, aiming at continuous improvement of its corporate value, Takeda will continue strategic investment mainly in enhancement of the R&D pipeline and improvement of business infrastructure both in Japan and overseas necessary as an R&D-oriented global company. While continuing our efforts to steadily increase the dividend payout ratio, Takeda will conduct share buyback as needed for the purpose of improving capital efficiency and realizing expeditious financial strategies, based on its comprehensive judgment on fund requirements.
Our basic dividend policy is to maintain stable profit distribution for a long period of time according to the consolidated financial results, while continuing our efforts to increase the dividend payout ratio. The Company has set a goal of gradually increasing the payout ratio to achieve approximately 45% consolidated payout ratio in the last year of the medium-term plan.

Takeda has been paying dividends to shareholders twice a year (interim dividend and year-end dividend). Although the limitation on the frequency of profit distribution was eliminated in the new Corporate Law of Japan effective May 1, 2006, Takeda will not change the frequency of dividend payment for the time being.

[Principle and Policy for Investment Unit]

On September 2, 2002, from the viewpoint of encouraging participation of more investors, promoting trading of the Company's shares and expanding the diversity of investors, the Company changed the trading unit of its shares from 1,000 shares to 100 shares.

## (3) Results of Operations and Financial Position

1. Summary of Annual Results

1) Overview of Results

The slow-down in growth of the U.S. market, which accounts for almost 50 percent of the total ethical pharmaceutical market in the world, has continued due to the promotion of less expensive generic drug use and the increasing pressure for price reduction in branded products as a result of strong requests by the federal and state governments and Managed Care, together with the impact of prescription-to-OTC switch drugs. Especially in the peptic ulcer therapeutic area, one of Takeda's main franchises, the market for branded products has shown little growth due to the increasing penetration of generic drugs and RX-to-OTC switches. Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), started in the U.S. in January 2006, is expected to bring quantitative expansion of the market in the short term. However, we cannot be very sure about the future as it is very likely that demand for price reduction will become stronger.

In Japan, upon the revision of NHI drug prices by the government for fiscal 2006, the additional price reduction for branded products, in case its generic versions are available, was implemented, in addition to the regular reduction of NHI drug prices. The use of generic drugs has also been promoted. In these situations, we expect that the growth rate of the market in Japan will remain low in fiscal 2006. Competition has also become keener for Takeda's two mainstay products for treatment of peptic ulcer and for diabetes respectively, because of launch of generic versions in July 2005.

Market growth is moderate in the European market due to similar factors including the reduction of drug prices, promotion of generic drug use and the continued expansion of parallel imports.

With the slowdown of the major markets in the world as explained above, corporate mergers by pharmaceutical companies are continuing, aiming to expand their scale to cover the increasing R&D costs. Accordingly, competition among companies is becoming fiercer.

Under these circumstances, consolidated results for the year ending March 31, 2006 were as follows:

(Billions of yen)

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥1,212.2 | ¥89.2 (7.9%) increase |
| Operating income | ¥402.8 | ¥17.5 (4.6%) increase |
| Ordinary income | ¥485.4 | ¥43.2 (9.8%) increase |
| Net income | ¥313.2 | ¥35.8 (12.9%) increase |

[Consolidated net sales]

Consolidated net sales increased by ¥89.2 billion (7.9%) from the previous year to ¥1,212.2 billion.

- The increase in net sales was supported by the sales growth of in-house ethical drugs , which more than offset the decrease in sales resulting from the transfer of subsidiaries' and affiliated companies' stocks in the Life-Environment business in April 2005. Sales of ethical drugs increased from the previous year in all three markets of Japan, the U.S. and Europe.
- As for the movement in exchange rates, the yen was weaker against both the U.S. dollar and the euro, compared with the previous year. The net effect of these exchange rate fluctuations increased our consolidated net sales by 17.2 billion yen from the last year.
- The table below shows consolidated sales of international strategic products:

(Billions of yen)

| | | |
|---|---|---|
| Drug for prostate cancer and endometriosis treatment *Leuprorelin* (Domestic product name: *Leuplin)* | ¥122.4 | ¥6.4 (5.5%) increase from the previous year |
| Drug for peptic ulcer treatment *Lansoprazole* (Domestic product name: *Takepron*) | ¥159.9 | ¥0.1 billion (0.1%) decrease |
| Drug for hypertension treatment *Candesartan* (Domestic product name: *Blopress*) | ¥191.3 | ¥38.9 (25.5%) increase |
| Drug for diabetic treatment *Pioglitazone* (Product name: *Actos*) | ¥243.8 | ¥50.8 (26.3%) increase |

[Gross profit]

Gross profit increased ¥86.3 billion (10.2%) from the previous year to ¥930.1 billion.

- The gross profit margin ratio improved 1.6 points to 76.7%, supported by an increase in sales of in-house ethical drugs that have high gross profit ratios, and the impact of the exclusion from the consolidated results of sales of Life-Environment Business products that have a lower gross profit ratio.

[Operating income]

Operating income increased ¥17.5 billion (4.6%) from the previous year to ¥402.8 billion.

- Operating income increased due to the increase in gross profit, which was partially offset by the increase in selling, general and administrative expenses by ¥68.8 billion from the previous year to ¥527.3 billion.
- R&D expenses included in these selling, general and administrative expenses increased by ¥28.2 billion to ¥169.6 billion, mainly due to increased cost resulting from the progress of development projects, promotion of in-licensing and alliance activities, and R&D expenditures in Takeda San Diego, Inc. (hereinafter "TSD"), a consolidated subsidiary acquired in March 2005.
- Selling, general and administrative expenses excluding R&D expenses also increased from the previous year due to the increased expenses incurred by Takeda Pharmaceuticals North America, Inc. (hereinafter "TPNA") for launching preparation of ROZEREM (a drug for treatment of insomnia), *ACTOplus Met* (a drug for Type II diabetes, a fixed combination of *Actos* and *metformin*) and *AMITIZA* (a drug for chronic idiopathic constipation).

[Ordinary income]

Ordinary income increased 43.2 billion (9.8%) from the previous year to ¥485.4 billion.

- In addition to the increase in the operating income, net non-operating income increased by ¥25.7 billion yen to ¥82.5 billion yen, which contributed to the increase in ordinary income.
- Equity in earnings of affiliated companies, which was reported in the non-operating income category, increased ¥8.8 billion (19.3%) to 54.2 billion, supported by the increase of profit in TAP Pharmaceutical Products Inc. (hereinafter "TAP"), a US affiliated company, which increased by ¥11.8 billion (29.4%) to ¥52.1 billion.
- Other net non-operating income increased ¥17.0 billion compared to the previous year, mainly due to the increase in interest income received by Takeda America Holdings, Inc. (hereinafter "TAH"), a U.S subsidiary of the Company.

[Consolidated net income]

Consolidated net income increased ¥35.8 billion (12.9%) from the previous year to ¥313.2 billion.

- In addition to the increase in the ordinary income, the extraordinary income recorded ¥32.6 billion (an increase by ¥33.6 billion from the previous year when the net of extraordinary income/expenses was negative) also contributed to the increase in the net income.
- Extraordinary income includes a gain from discontinuance of the handling of retirement annuities (employee pension fund) for the Company's employees on behalf of the government, a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life Environment business, and a gain from the partial transfer of stocks of Wyeth K.K. and Takeda-Kirin Foods Corporation.
- Earnings per share increased ¥40.46 to ¥353.47.

2) Cash Flow

Cash flow for the current year resulted in a net surplus of ¥361.9 billion.

Cash flow increased by ¥197.4 billion from the previous year due to the increase in net income before tax adjustments, and a gain from the transfer of stocks of subsidiaries and affiliated companies engaged in the Life Environment business, and a gain from the partial transfer of stocks of Wyeth K.K. and Takeda-Kirin Foods Corporation. Investment in property, plant and equipment totaled ¥32.6 billion, including the construction of the new head office building of TPNA.

As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of March 31, 2006 totaled ¥1,626.2 billion.

Historical cash flow indicators are as shown below.

| | Year ended 3/31/02 | Year ended 3/31/03 | Year ended 3/31/04 | Year ended 3/31/05 | Year ended 3/31/06 |
|---|---|---|---|---|---|
| Shareholders' equity ratio | 72.3% | 76.1% | 76.3% | 78.6% | 77.2% |
| Shareholders' equity ratio on market value basis | 235.2% | 190.4% | 175.9% | 177.7% | 195.2% |
| Debt repayment term (years) | 0.03 | 0.02 | 0.02 | 0.03 | 0.02 |
| Interest coverage ratio | 429.3 | 975.8 | 1,297.5 | 1,451.6 | 1,466.1 |

Notes:
Shareholders' equity ratio: Shareholders' equity/Total assets
Shareholders' equity ratio on market value basis : Market capitalization/Total assets
Debt repayment term: Interest-bearing debt/Operating cash flow

Interest coverage ratio: Operating cash flow/interest expenses

* Each indicator is calculated based on consolidated financial results.
* Market capitalization is calculated by multiplying the closing price at the term-end by the number of outstanding shares at the term-end (excluding treasury stocks).
* Operating cash flow is net cash provided by operating activities reported on the consolidated statement of cash flow, less interest expense and income taxes paid. Interest-bearing debt includes all liabilities reported on the consolidated balance sheet on which interest is paid. For interest payments, the amount of interest payment reported on the consolidated statement of cash flow is used.

3) Dividend

Takeda plans to pay a year-end dividend of ¥53.00 per share. This, together with the interim dividend of ¥53.00 already paid, will achieve an annual dividend of ¥106.00 for the year ended March 31, 2006 (consolidated payout ratio of 30.0%), an increase by ¥18.00 yen from the previous year.

4) Results by Segment

(1) Business Segment

The following table shows sales and operating income of each business segment:

(Billions of yen)

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Pharmaceuticals Segment | ¥1,074.5 | ¥104.0 increase | ¥388.1 | ¥10.4 increase |
| Ethical Drugs | ¥1,019.1 | ¥104.3 increase | | |
| (Domestic) | (¥493.5) | (¥41.6 increase) | | |
| (Overseas) | (¥525.6) | (¥62.7 increase) | | |
| Consumer Healthcare | ¥55.4 | ¥0.2 decrease | | |
| Other Segment | ¥137.7 | ¥14.8 decrease | ¥14.7 | ¥7.1 increase |
| Total | ¥1,212.2 | ¥89.2 increase | ¥402.8 | ¥17.5 increase |

(Note) From the current year, handling of the portion of costs and expenses not allocatable to specific business segments, which previously included in "Eliminations/Corporate" category, was changed. (For details, refer to 1. Business Segment Information (Note 3*)[10. Segment Information] in Page 30.
In response to this change, figures for the previous year are restated according to the new method.
Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the Pharmaceuticals segment increased by ¥104.0 billion (10.7%) to ¥1,074.5 billion. Operating income increased by ¥10.4 billion (2.8%) to ¥388.1 billion.

- Sales by the Ethical Drugs business increased by ¥104.3 billion (11.4%) to ¥1,019.1 billion. Sales in the Japanese market increased by ¥41.6 billion (9.2%) to ¥493.5 billion, including the following major products:

(Billions of yen)

| | | |
|---|---|---|
| *Blopress* | ¥123.4 | ¥19.9 (19.2%) increase |
| *Actos* | ¥24.2 | ¥8.7(56.6%) increase |
| *Takepron* | ¥55.0 | ¥7.6(16.0%) increase |
| *Leuplin* | ¥63.2 | ¥3.5(5.9%) increase |
| *Basen* (Improving agent for postprandial hyperglycemia in diabetes mellitus) | ¥63.6 | ¥2.1(3.4%) increase |

- Sales of ethical drugs overseas increased by ¥62.7 billion (13.5%) to ¥525.6 billion, partly due to favorable impact by the weaker yen.

Although royalty income from TAP decreased, sales of *Actos* increased by US$254 million to US$1,783 million, supported by *ACTOplus Met*, launched in November 2005 by TPNA. Sales of ROZEREM, launched in September 2005, totaled US$26 million. In April 2006, *AMITIZA* was launched.

In Europe, sales of *Actos* and *Leuprorelin* increased.

- Sales by the *Consumer Healthcare* business decreased by ¥0.2 billion (0.4%) to ¥55.4 billion. While sales of *Nicorette* increased due to the impact of the launch of *Nicorette* Cool Mint in December 2005 and sales of *Actage AN* tablets also increased, sales declines were recorded in the product categories of *Alinamin* tablets, *Alinamin* drinks, and *Hicee*.

[Other Segment]

Sales by Other segment decreased by ¥14.8 billion (9.7%) from the previous year to ¥137.7 billion. Operating income increased by ¥7.1 billion (93.7%) to ¥14.7 billion.

- The sharp decline in sales was due to exclusion from the consolidation of product sales by subsidiaries and affiliated companies engaged in the Life Environment business as a result of the transfer of their stocks in April 2005.
  In April 2006, the beverage and food business of Takeda Food Products, Ltd., a Takeda subsidiary, was transferred to House Wellness Foods Corporation, Ltd., a joint venture between Takeda and House Foods Corp. As a result of this transfer, sales from the foods and beverage business of Takeda Food Products, Ltd. will be excluded from the consolidated financial report of the Company in fiscal 2006. (In connection with this transaction, it is expected that a gain from transfer of business about ¥19 billion will be recorded in fiscal 2006.)

(2) Geographical Segments

The following table shows sales and operating income of each geographical segment:

(Billions of yen)

| Geographical segment | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Japan | ¥963.4 | ¥46.1 increase | ¥517.3 | ¥55.8 increase |
| North America | ¥216.3 | ¥44.8 increase | ¥32.6 | ¥11.8 decrease |
| Europe | ¥124.0 | ¥15.5 increase | ¥24.6 | ¥6.9 increase |
| Asia | ¥8.5 | ¥0.5 increase | ¥1.6 | ¥0.2 increase |
| Elimination/Corporate | (¥100.0) | ¥17.7 decrease | (¥173.3) | ¥33.6 decrease |
| Total | ¥1,212.2 | ¥89.2 increase | ¥402.8 | ¥17.5 increase |

(Note) From the current year, geographical segments, which were formerly classified as "Japan," "North America" and "Europe and Asia," are divided into the four regions of "Japan," "North America," "Europe" and "Asia."

From the current year, handling of the portion of costs and expenses not allocatable to specific business segments, which was previously included in the "Eliminations/Corporate" category, was changed. (For details, refer to 2. Geographical Segment Information (Note 2*) of [10. Segment Information] in Page 31.)

In response to this change, figures in the previous year are restated according to the new method.

In accordance with rules for consolidated financial statements, equity in earnings of affiliates is recorded as non-operating income.

5) Research & Development

Aiming at expanding our R&D pipelines that serve as resources for growth and launching new products in the market more quickly, Takeda intensively invests its business resources in the four core therapeutic areas of lifestyle-related disease; cancer and urological disease (including gynecology); central-nervous system diseases (including bone and joint diseases); and life-cycle management of gastroenterology diseases, through the three strategic pillars of in-house research and development, maximization of added value of products, and in-licensing and alliances activities. Major results of R&D activities during the current year are:

[In-house R&D]

- In July 2005, an approval for marketing was granted by the Food and Drug Administration (FDA) in the U.S. for ROZEREM, a drug for treatment of insomnia and the first in-house product of Takeda following on after Actos. It was launched by TPNA in September 2005.
- In July 2005, Takeda acquired from Pharmaceutical Product Development, Inc. (PPD), PPD's 50% rights to develop and market the agents for diabetes *Dipeptidylpeptidase IV inhibitor (DPPIV), which* had been invented by TSD and jointly developed with PPD.
- In July 2005, "Fast Track designation" was acquired from the U.S. FDA for TAK-242, a drug for severe sepsis. Now global Phase III trials are being conducted concurrently in Japan, the U.S. and Europe.
- In August 2005, TAP started the Phase III trials for TAK-390MR, a peptic ulcer treatment created by Takeda (the Phase I trials are being conducted in Japan).
- In September 2005, an approval for manufacturing was granted from the Ministry of Health, Labor and Welfare for *Pacif Capsule*, a drug for cancerous pain, and it was launched in April 2006.
- In January 2006, Takeda started the Phase III trials in the U.S. and Europe for SYR-322 (DPP IV inhibitor), a drug for diabetes treatment (the Phase I trials are being conducted in Japan).

- In February 2006, Takeda started the Phase II trials for patients with postherpetic neuralgia in the U.S. and Europe for TAK-583, a drug for neuropathic pain improving drug (the Phase I trials are being conducted in Japan).

[Maximization of Added Value of Products]

<*Candesartan*>
- In May 2005 in the U.S., approval for its combined use with an ACE inhibitor was granted by the FDA for chronic heart failure indication that had been already approved in the U.S.
- In October 2005, with regard to *Blopress tablets 2, 4 and 8mg* for hypertension treatment, Takeda received an approval for the indication for chronic heart failure from the Ministry of Health, Labor and Welfare, as the first angiotensin II receptor blocker for that indication in Japan.

<*Pioglitazone*>
- In June 2005, Takeda filed with the U.S. FDA a new drug application for marketing of a fixed combination product of *glimepiride*, which is *sulphonylurea* (SU), and *Actos*. A new drug application for this drug was also filed with the European Medicines Evaluation Agency in July 2005.
- In August 2005, an approval was granted by the U.S. FDA for marketing of *ACTOplus Met*, a fixed combination of *Actos* with *metformin*. Upon receipt of this approval, TPNA started marketing of this drug in November 2005.
- In September 2005, the results of PROactive Study (a randomized, double blind, placebo-controlled outcome study to determine the effect of ACTOS on mortality and morbidity associated with cardiovascular disease progression in high risk patients with type 2 diabetes) were announced. This is the first study in the world to show that a specific oral glucose lowering medication, *Actos*, can significantly improve cardiovascular outcomes by helping to delay or reduce heart attacks, strokes and death in high-risk patients.
- In March 2006, Takeda filed with the U.S. FDA a new drug application for marketing of *ACTOplus Met XR*, a fixed combination drug of *Actos* and *metformin extended release form.*

<*Leuprorelin*>
- In August 2005, regarding *Leuplin* SR Injection Kit 11.25, Takeda received an approval for an indication for premenopausal breast cancer from the Ministry of Health, Labor and Welfare. This approval also paved the way for its use as adjuvant postoperative therapy for premenopausal breast cancer.
- A new drug application for marketing a six-month depot formulation was filed in Germany (June 2005), Italy (October 2005) and France (November 2005), respectively.

<*Ramelteon*>
- In April 2004, aiming at an additional indication of Alzheimer's sleep/awakening disorder, Phase II trials were started in the U.S.

[In-licensing and Alliance Activities]
- In June 2005, Takeda reached an agreement with Paradigm Therapeutics of U.K. regarding joint research in the central nervous system therapeutic area, and commenced the joint research in July.
- In September 2005, Takeda and Merck KGaA of Germany reached an agreement on the joint development and sale in the U.S., Japan, Europe and some Asian countries, of Matuzumab, the humanized antibody against epidermal growth factor receptor, which is responsible for the production and progression of cancer.

- In November 2005, Takeda reached a license agreement with Pronova Biocare AS of Norway, with respect to *Omacor*, a drug for hypertriglyceridemia developed by Pronova. Under this agreement, Takeda acquired an exclusive license to develop and market the drug in Japan.
- In December 2005, Takeda acquired one of the candidates for new drug targets for Alzheimer's disease through joint research activities with Evotec Neurosciences GmbH, Germany.
- In January 2006, Takeda started the Phase II trials in Japan for ATL-962, a drug for obesity created by Alyzime Plc of U.K.
- In January 2006, Sucampo Pharmaceuticals, Inc. in the U.S. obtained from the FDA an approval for marketing *AMITIZA*, a drug for chronic idiopathic constipation, and TPNA, jointly with Sucampo, started marketing of *AMITIZA* in April 2006.
- In February 2006, Takeda concluded a license agreement with Affymax Inc. in the U.S., under which Takeda acquired an exclusive right to develop and market *HEMATIDE*, a drug for anemia in chronic kidney diseases and cancer, in Japan.
- In March 2006, Takeda concluded a license agreement with Lexicon Genetics Incorporated in the U.S., under which Takeda acquired an exclusive right to use LG474, a new drug target for cardiovascular diseases identified through a program developed by Lexicon.
- In March 2006, Takeda concluded a license agreement with BioNumerik Pharmaceuticals, Inc. (U.S.), ASKA Pharmaceutical Co., Ltd. (Japan) and KI Pharma (Japan) regarding *Tavocept*, a chemoprotective agent, under which Takeda acquired an exclusive right to market the agent in Japan.
- In March 2006, Takeda concluded an agreement with ARIUS Research Inc in Canada, regarding antibody drugs for cancer, under which Takeda acquired an exclusive access over three years to a certain number of functional mouse monoclonal antibodies showing anti-tumor activities.

2. Outlook for Fiscal 2006

The outlook for fiscal 2006 is:

(Billions of yen)

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥1,230 | ¥17.8 (1.5%) increase |
| Ordinary income | ¥486 | ¥0.6 (0.1%) increase |
| Net income | ¥320 | ¥6.8 (2.2%) increase |

[Consolidated net sales]

The consolidated net sales will increase compared with fiscal 2005. Although the transfer of the beverage and food business of Takeda Food Products, Ltd., a Takeda subsidiary, to House Wellness Foods Corporation, Ltd., a joint venture between Takeda and House Foods Corp. in April 2006, and the revision of NHI drug prices implemented in April 2006 in Japan will give negative impact on sales, Takeda expects that the growth of sales of *Actos*, *Blopress*, and *Embrel* (a drug for rheumatoid arthritis) in Japan, sales by TPNA of *Actos*, *ROZEREM*, and *AMITIZA* in the U.S., and sales of major products in Europe will more than offset such negative impacts.

[Ordinary income]

Ordinary income will slightly increase compared with fiscal 2005 supported by the increase in the gross profit due to the increase in ethical drug sales and the improvement in non-operating income including increase in interest income in TAH, which will be partially offset by the increase in R&D costs due to the progress of development activities and the increase of expenses related to new products at TPNA.

[Consolidated net income]

In addition to the increase in the ordinary income, Takeda expects to increase extraordinary income including a gain from the sale of the beverage and food business of a subsidiary. Moreover, the tax burden will decrease due to the increase in the tax credit for research and development expenses and other factors. Accordingly, Takeda expects an increase in the consolidated net income from fiscal 2005.

[Outlook assumptions]
The foreign exchange rates for these projections are assumed to be US$1 = ¥110 and 1 euro = ¥130.

[Note concerning the projections above]
These projections related to operating results are based on information currently available to the management. Certain risks and uncertainties could cause actual results to differ from these projections.

**(4) Risk Factors in Business**

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent any such occurrence, insofar as possible while fully identifying these potential risks — and will ensure a precise response in the event of their occurrence.
The future events contained in these items are envisioned as of the end of fiscal 2005.

1. Risk in R&D

While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, the United States and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they have been approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, whether they are in-house developed or licensed compounds.
If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2. Risk in intellectual property rights

Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.
While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Or, if Takeda's in-house product proved to have infringed a third party's intellectual property rights, Takeda might be asked for compensation.

3. Risk of sales decrease following patent expirations

While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such impact.

4. Risk of side effects
Although ethical drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

5. Risk of price-reduction due to movements to constrain drug costs
In the U.S. market, which is the world's largest, the use of lower priced generic drugs is promoted and the pressure for reduction of branded products prices is increasing as a result of the strong demand by the federal and state governments and Managed Care. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year, and the use of generic drugs is also promoted. In the European market, drug prices have been reduced in similar situations, due to the efforts implemented in each country to control drug costs, and the expansion of parallel imports. Price reduction as a result of drug cost-restrictive efforts being made in each country can significantly influence the business performance and financial standing of the Takeda Group.

6. Influence of exchange fluctuations
The Takeda Group's overseas net sales in fiscal 2005 amounted to ¥537.1 billion, which accounted for 44.3% of total consolidated net sales. Among others, sales in North America were ¥335.9 billion, which accounted for 27.7% of total consolidated net sales. Moreover, with regard to TAP in the U.S., the "equity in earnings of affiliates" (non-operating income) was ¥52.1 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

7. Risk of development of lawsuits
Civil litigations by patients and insurance companies etc. seeking damages (sometimes called 'AWP Suit'), which involve numerous major U.S. pharmaceutical companies, are currently under disputation on an industry-wide scale. The complainants' claim damages resulting from price discrepancies between the average wholesale prices (AWP) as publicized by independent industry compendia and the actual selling prices. As part of these civil litigations, actions have been brought against TAP and TPNA for damages in federal and state courts; Takeda has also faced part of such litigations. The progress of these lawsuits may affect Takeda's business performance and financial standing.

If Takeda's mainstay products, *Lansoprazole*, *Candesartan* and *Actos*, are involved in the above risk occurrence, Takeda's business performance might be greatly affected. As for the AWP lawsuit filed regarding the sales of *Leuprorelin,* the case was substantially settled by the final approval of the class settlement by the court and other arrangements as detailed in the section of [5. Litigation] below.

### (5) Litigation

*Leuprorelin* (marketed under the brand name of "*Lupron Depot*"in the U.S.) is sold in the U.S. by TAP (50% owned by TAH and the remaining 50% by Abbott Laboratories in the U.S.). In connection with this sale, AWP lawsuits as explained above were brought against TAP, Abbott and Takeda in several federal and state courts. On November 15, 2004, TAP, Abbott, and Takeda concluded a settlement agreement with plaintiff attorneys under which TAP agreed to pay a total of US$150 million. This settlement was approved finally by the Boston District Court in the U.S. in August 2005.
Separately from this settlement, there are AWP lawsuits involving many major U.S. pharmaceutical companies. As part of this litigation, TAP and TPNA are named as defendants, although for different drugs, in federal and state courts in lawsuits claiming the payment of damages. Takeda is also a defendant in certain lawsuits together with TAP and TPNA.

In the end of June 2005, Abbott Laboratories filed a lawsuit for damage against Takeda in a federal court in Chicago, claiming that Takeda is receiving excessive profit by forcing the continuance of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the provision of venue designation stipulated in the shareholders' agreement between Takeda and Abbott. In March 2006, Abbott filed an appeal to the 7th Federal Circuit Court of Appeals, challenging this judgment.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, regarding pharmaceutical patents for *Leuplin*, was brought against Takeda in the Tokyo District Court by complainants who allege that they inherited the right to claim consideration of the employee invention in the amount of ¥37.2 billion from an deceased ex-employee. The complainants have claimed ¥100 million as an initial part of the amount that Takeda allegedly owes. In December 2005, the claimed amount was raised to ¥500 million, and in addition, another claimant filed a lawsuit against Takeda in the Tokyo District Court, claiming payment of ¥1 billion as an initial part of remuneration for employee invention, alleging that she inherited the right for the remuneration for employee invention totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated by the court.

The Company is diligently taking all necessary and proper measures to cope with these lawsuits.

## (6) Consolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Net sales | 1,212,207 | 100.0% | 1,122,960 | 100.0% | 89,247 |
| Cost of sales | 282,102 | 23.3 | 279,179 | 24.9 | 2,923 |
| Selling, general and administrative expenses | 527,296 | 43.5 | 458,503 | 40.8 | 68,793 |
| Operating income | 402,809 | 33.2 | 385,278 | 34.3 | 17,531 |
| Non-operating income: | 103,867 | 8.6 | 74,803 | 6.7 | 29,064 |
| Interest income | 30,710 | | 14,980 | | 15,730 |
| Dividend income | 3,501 | | 3,118 | | 383 |
| Equity in earnings of affiliates | 54,184 | | 45,431 | | 8,753 |
| Other non-operating income | 15,472 | | 11,274 | | 4,198 |
| Non-operating expenses: | 21,322 | 1.8 | 17,970 | 1.6 | 3,352 |
| Interest expense | 365 | | 334 | | 31 |
| Other non-operating expenses | 20,957 | | 17,636 | | 3,321 |
| Ordinary income | 485,354 | 40.0 | 442,111 | 39.4 | 43,243 |
| Extraordinary gain | 32,604 | 2.7 | 1,070 | 0.1 | 31,534 |
| Gains on sale of fixed assets | *145 | | *1,070 | | (925) |
| Gains on sale of shares of affiliates | **12,048 | | — | | 12,048 |
| Gains from discontinuance of handling employee pension fund on behalf of government | 20,411 | | — | | 20,411 |
| Extraordinary loss | — | — | 2,079 | 0.2 | (2,079) |
| Losses on bulk vitamin and other cartel cases | — | | ***2,079 | | (2,079) |
| Income before income taxes and minority interests | 517,957 | 42.7 | 441,102 | 39.3 | 76,855 |
| Income taxes: | 201,361 | 16.6 | 160,231 | 14.3 | 41,130 |
| Current | 240,449 | | 172,867 | | 67,582 |
| Deferred | (39,088) | | (12,637) | | (26,451) |
| Minority interests | (3,348) | (0.3) | (3,433) | (0.3) | 85 |
| Net income | 313,249 | 25.8 | 277,438 | 24.7 | 35,811 |

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.

** States the gains on transfer of shares of subsidiaries and affiliates engaged in life-environment business, "Wyeth K.K." and "Takeda-Kirin Foods Corporation".

*** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

## (7) Consolidated Balance Sheets

ASSETS (Millions of yen)

| | As of March 31, 2006 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Current assets | 2,371,970 | 78.0% | 1,969,915 | 77.4% | 402,055 |
| Cash and deposits | 450,709 | | 429,530 | | 21,179 |
| Notes and accounts receivable | 236,680 | | 225,413 | | 11,267 |
| Marketable securities | 1,405,811 | | 1,092,590 | | 313,221 |
| Inventories | 98,258 | | 94,565 | | 3,693 |
| Deferred income taxes | 135,019 | | 93,857 | | 41,162 |
| Other current assets | 45,802 | | 34,230 | | 11,572 |
| Allowance for doubtful receivables | (309) | | (271) | | (38) |
| Fixed assets | 670,324 | 22.0 | 575,520 | 22.6 | 94,804 |
| Tangible fixed assets: | 215,670 | 7.1 | 220,133 | 8.6 | (4,463) |
| Buildings and structures | 100,502 | | 104,715 | | (4,213) |
| Machinery, equipment and | 42,594 | | 42,618 | | (24) |
| carriers | 7,461 | | 7,374 | | 87 |
| Tools and fixtures | 44,853 | | 44,500 | | 353 |
| Land | 20,260 | | 20,927 | | (667) |
| Construction in progress | 5,330 | 0.2 | 8,092 | 0.3 | (2,762) |
| Intangible fixed assets: | 1,568 | | 3,136 | | (1,568) |
| Goodwill | 3,762 | | 4,955 | | (1,193) |
| Other intangible fixed assets | 449,325 | 14.7 | 347,296 | 13.7 | 102,029 |
| Investments and other assets: | 387,964 | | 302,404 | | 85,560 |
| Investment securities | 187 | | 1,610 | | (1,423) |
| Long-term loans | 18,886 | | — | | 18,886 |
| Prepaid pension costs | 23,354 | | 24,460 | | (1,106) |
| Real estates for lease | 12,609 | | 12,542 | | 67 |
| Deferred income taxes | 6,516 | | 6,386 | | 130 |
| Other | | | | | |
| Allowance for doubtful receivables | (191) | | (105) | | (86) |
| Total assets | 3,042,294 | 100.0 | 2,545,435 | 100.0 | 496,859 |

LIABILITIES, MINORITY INTERESTS
AND SHAREHOLDERS' EQUITY

(Millions of yen)

| | As of March 31, 2006 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Total liabilities | 646,671 | 21.2% | 499,185 | 19.6% | 147,486 |
| Current liabilities: | 488,227 | 16.0 | 365,500 | 14.3 | 122,727 |
| Notes and accounts payable | 78,195 | | 70,750 | | 7,445 |
| Short-term loans | 5,446 | | 8,301 | | (2,855) |
| Income taxes payable | 151,947 | | 80,790 | | 71,157 |
| Accrued expenses | 125,114 | | 103,823 | | 21,291 |
| Reserve for bonuses | 34,782 | | 28,444 | | 6,338 |
| Other reserves | 7,299 | | 7,312 | | (13) |
| Other current liabilities | 85,445 | | 66,080 | | 19,365 |
| Long-term liabilities: | 158,444 | 5.2 | 133,684 | 5.3 | 24,760 |
| Deferred tax liabilities | 106,223 | | 75,493 | | 30,730 |
| Reserve for retirement benefits | 35,119 | | 39,859 | | (4,740) |
| Reserve for directors' retirement bonuses | 1,829 | | 1,784 | | 45 |
| Reserve for SMON compensation | 4,486 | | 4,664 | | (178) |
| Other long-term liabilities | 10,786 | | 11,884 | | (1,098) |
| Minority interests | 47,193 | 1.6 | 44,836 | 1.8 | 2,357 |
| Shareholders' equity | 2,348,429 | 77.2 | 2,001,414 | 78.6 | 347,015 |
| Common stock | 63,541 | | 63,541 | | — |
| Additional paid-in capital | 49,641 | | 49,638 | | 3 |
| Retained earnings | 2,062,226 | | 1,834,931 | | 227,295 |
| Unrealized gain on securities | 171,844 | | 125,342 | | 46,502 |
| Foreign currency translation adjustment | 4,224 | | (69,130) | | 73,354 |
| Treasury stock | (3,046) | | (2,908) | | (138) |
| Total liabilities, minority interests and shareholders' equity | 3,042,294 | 100.0 | 2,545,435 | 100.0 | 496,859 |

## (8) Consolidated Statements of Retained Earnings

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 |
|---|---|---|
| Additional paid-in capital | | |
| Balance at the beginning of the year | 49,638 | 49,638 |
| Increase in additional paid-in capital | 3 | — |
| Gain on disposal of treasury stock | 3 | — |
| Balance at the end of the year | 49,641 | 49,638 |
| Retained earnings | | |
| Balance at the beginning of the year | 1,834,931 | 1,616,676 |
| Additions | 313,249 | 293,570 |
| Net income | 313,249 | 277,438 |
| Increase in retained earnings due to accounting period change for subsidiaries and affiliates | — | 16,132 |
| Deductions | 85,954 | 75,315 |
| Cash dividends paid | 85,561 | 74,979 |
| Bonuses to directors and corporate auditors | 393 | 337 |
| Balance at the end of the year | 2,062,226 | 1,834,931 |

## (9) Consolidated Statements of Cash Flows

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| Net income before income taxes and minority interests | 517,957 | 441,102 | 76,855 |
| Depreciation and amortization | 28,728 | 31,226 | (2,498) |
| Net interest and dividend income | (33,846) | (17,764) | (16,082) |
| Equity in earnings of affiliates | (11,541) | 7,301 | (18,842) |
| Loss (gain) on sales and disposals of property, plant and equipment | 2,005 | (600) | 2,605 |
| Loss (gain) on sales of marketable securities | 306 | 875 | (569) |
| Gains on sale of shares of affiliates | (12,048) | — | (12,048) |
| Gains from discontinuance of handling employee pension fund on behalf of government | (20,411) | — | (20,411) |
| Losses on bulk vitamin and other cartel cases | — | 2,079 | (2,079) |
| Amount incurred as operational expenses upon acquisition of Syrrx, Inc. * | — | 20,637 | (20,637) |
| Decrease (increase) in notes and accounts receivable | (13,156) | (23,399) | 10,243 |
| Decrease (increase) in inventories | (5,647) | (3,398) | (2,249) |
| Increase (decrease) in notes and accounts payable | 8,789 | (1,815) | 10,604 |
| Other | 40,092 | 17,354 | 22,738 |
| Subtotal | 501,230 | 473,598 | 27,632 |
| Interest received and paid and dividends received | 34,196 | 17,970 | 16,226 |
| Income taxes paid | (161,843) | (194,758) | 32,915 |
| Settlement paid related to bulk vitamin and other cartel cases | (7) | (1,270) | 1,263 |
| Net cash provided by operating activities | 373,575 | 295,539 | 78,036 |
| Payment for purchases of marketable securities | (468,274) | (377,079) | (91,195) |
| Proceeds from sales and redemption of marketable securities | 484,011 | 395,793 | 88,218 |
| Payment for deposit of funds into time deposits | (29,900) | — | (29,900) |
| Proceeds from redemption of time deposits | 29,900 | 5,000 | 24,900 |
| Payment for purchases of property, plant and equipment | (32,093) | (53,669) | 21,576 |
| Proceeds from sales of property, plant and equipment | 899 | 2,622 | (1,723) |
| Payment for purchases of investment securities | (1,588) | (14,211) | 12,623 |
| Proceeds from sales of investment securities | 13,245 | 72 | 13,173 |
| Proceeds from sales of subsidiaries' shares, resulting in change of consolidation scope | 10,772 | — | 10,772 |
| Payment for purchases of stock of subsidiaries in connection with change in scope of consolidation | — | (29,093) | 29,093 |
| Other | (406) | (1,740) | 1,334 |
| Net cash provided by (used in) investing activities | 6,566 | (72,305) | 78,871 |
| Net increase (decrease) in short-term bank loans | (884) | (289) | (596) |
| Proceeds from issuance of long-term debt | 1,850 | 3,541 | (1,691) |
| Repayment of long-term debt | (3,218) | (553) | (2,665) |
| Dividends paid | (85,529) | (74,958) | (10,571) |
| Other | (1,509) | (1,652) | 144 |
| Net cash used in financing activities | (89,290) | (73,912) | (15,378) |
| Effect of exchange rate changes on cash and cash equivalents | 71,060 | 15,197 | 55,863 |
| Net increase in cash and cash equivalents | 361,911 | 164,520 | 197,391 |

| | | | |
|---|---|---|---|
| Cash and cash equivalents, beginning of period | 1,264,324 | 1,076,084 | 188,240 |
| Increase in cash and cash equivalents due to change in fiscal year of consolidated companies | — | 23,719 | (23,719) |
| Cash and cash equivalents, end of period | 1,626,235 | 1,264,324 | 361,911 |

* Certain portion of acquisition cost for Syrrx, Inc. (currently, "Takeda San Diego, Inc.") was booked as R&D expenses in fiscal 2004.

## Preparation of the Consolidated Financial Statements

1. Scope of Consolidation
   Number of consolidated subsidiaries: 46 companies
   Names of principal companies and changes in scope of consolidated subsidiaries:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

2. Application of the Equity Method
   Number of affiliated companies accounted for by the equity method: 20 companies
   Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

3. Items Related to Account Settlement Date of Consolidated Subsidiaries
   The annual account closing day is December 31 of each year at Tianjin Takeda Pharmaceuticals Co., Ltd (a consolidated subsidiary) and TAP Pharmaceutical Products Inc. (accounted for by equity method) Financial results of these two companies included in the consolidated financial statements of the Company are based on the temporary closing of their accounts on March 31, 2006.

4. Accounting Standards

(1) Valuation of Major Assets

1) Securities

| | |
|---|---|
| Trading securities | Fair value (Cost of securities sold is primarily calculated using the moving average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Other securities | |
| With market value: | Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |

2) Derivatives
   Fair value

3) Inventories

| | |
|---|---|
| Merchandise and finished products: | Valued at lower of cost or market using the weighted average cost method |
| Semi-finished products and work-in-progress: | Valued at lower of cost or market using the weighted average cost method |
| Raw materials and supplies: | Valued at lower of cost or market using the moving-average method |

(2) Depreciation of Fixed Assets and Real estates for lease
   The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows.

| | |
|---|---|
| Buildings and structures: | 15-50 years |
| Machinery, equipment and carriers: | 4-15 years |

(3) Accounting Standards for Major Reserves

1) Allowance for doubtful receivable:

To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) Reserve for bonuses:

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided based on the applicable period according to the expected amount of the payment for employees enrolled at the end of the fiscal year.

3) Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- The Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under corporate pension plans and non-contributory pension plans.

- Five consolidated companies provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under non-contributory pension plans. One of these companies has adopted the above-mentioned accounting method from the current year. This change has no material impact on the consolidated financial statements.

- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

In accordance with the Defined Benefit Pension Law, Takeda received approval from the Minister of Health, Labor and Welfare on May 1, 2005 relating to exemption of the payment obligation of past employee services out of the substituted portion of welfare pension funds, and returned the amount (minimum reserves) on September 13, 2005. A gain of ¥20,411 million on such return of the substituted portion has been recorded as extraordinary gain.

4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

(4) Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Principal Methods of Hedge Accounting

1) Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges

Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

(6) Other

Consumption taxes are excluded from revenues and expenses.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are valued using the full mark-to-market method.

6. Amortization of Goodwill

Goodwill is amortized on a straight-line basis, generally over a five-year period.

7. Treatment of Profit Distribution Items, etc.

The Consolidated Statements of Retained Earnings are prepared on the basis of profit distributions decided during the consolidated fiscal year.

8. Scope of Funds in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

## Notes to Consolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| 1. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 23,919 | 22,721 | 1,198 |
| Sales promotion expense | 39,365 | 32,270 | 7,095 |
| Freight and storage expense | 7,864 | 8,433 | (569) |
| (2) General and administrative expenses | | | |
| Salaries | 62,268 | 57,761 | 4,507 |
| Bonuses and provision for bonuses | 35,309 | 26,888 | 8,421 |
| Retirement benefit expenses | 4,952 | 9,478 | (4,526) |
| R&D expenses | 169,645 | 141,453 | 28,192 |
| 2. R&D expenses | 169,645 | 141,453 | 28,192 |
| Manufacturing cost | — | — | — |
| General and administrative expenses | 169,645 | 141,453 | 28,192 |

## Notes to Consolidated Balance Sheets

(Millions of yen)

| | As of March 31, 2006 | As of March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| 1. Accumulated depreciation | | | |
| Tangible fixed assets | 376,598 | 404,370 | (27,772) |
| Real estates for lease | 4,735 | 3,628 | 1,107 |
| 2. Investments in affiliates' stocks | 52,069 | 47,450 | 4,619 |
| 3. Pledged assets | | | |
| Assets pledged as collateral | 5,694 | 16,344 | (10,650) |
| Debt corresponding to pledged assets | 1,772 | 4,420 | (2,648) |
| 4. Loans guaranteed | | | |
| Guarantees | 3,791 | 4,670 | (879) |
| 5. Discounted trade notes receivable | — | 24 | (24) |
| Endorsed trade notes receivable | 13 | 15 | (2) |

## Notes to Consolidated Statements of Cash Flows

Relationship between the ending balance of cash and cash equivalents and the category names used in the consolidated balance sheets

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| Cash and deposits | 450,709 | 429,530 | 21,179 |
| Time deposits with maturities exceeding three months | — | — | — |
| Securities redeemable within three months | 1,175,526 | 834,794 | 340,732 |
| Cash and cash equivalents | 1,626,235 | 1,264,324 | 361,911 |

## Notes to Significant Subsequent Events

1. Transfer of the business of Takeda Food Products, Ltd.
   In April 2006, the beverage and food business of Takeda Food Products, Ltd., a wholly-owned subsidiary of the Company, was transferred to House Wellness Foods Corporation, Ltd., a joint venture between the Company and House Foods Corp. In connection with this transaction, it is expected that a gain from transfer of business about ¥19 billion will be recorded in fiscal 2006.

2. Acquisition of the Company's own shares
   In a meeting held on May 11, 2006, the Board of Directors of the Company resolved that during the period from May 15, 2006 to June 20, 2006, the Company would acquire its shares on the public market up to 12 million shares, or up to the acquisition value of ¥80 billion yen.

3. Stock-for-stock exchanges for making Daiwa Estate and Shinwa Estate wholly-owned subsidiaries
   In a meeting held on May 11, 2006, the Board of Directors of Takeda resolved that a stock-for-stock exchange agreement should be concluded with Daiwa Estate, a 50%-owned consolidated subsidiary of the Company, to acquire its remaining shares and make it a wholly-owned subsidiary of the Company.
   As a result of this stock-for-stock exchange transaction, Shinwa Estate (currently 50% owned by the Company and 50% by Daiwa, and included in our consolidation) will also become a wholly-owned subsidiary of the Company. The stock-for-stock exchange will be executed on June 23, 2006. 6.34 million shares of the Company offered for the exchange will be provided from the treasury stock acquired through the above-mentioned acquisition.

## (10) Segment Information

### 1. Business Segment Information

Fiscal 2005 (April 1, 2005-March 31, 2006) (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | |
| Net sales: | | | | | |
| (1) Sales to outside customers | 1,074,519 | 137,688 | 1,212,207 | — | 1,212,207 |
| (2) Intersegment sales and transfers | 5,539 | 5,674 | 11,213 | (11,213) | — |
| Total | 1,080,058 | 143,363 | 1,223,421 | (11,213) | 1,212,207 |
| Operating expenses | 691,990 | 128,643 | 820,633 | (11,235) | 809,398 |
| Operating income | 388,068 | 14,720 | 402,788 | 21 | 402,809 |
| 2. Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 776,826 | 231,906 | 1,008,731 | 2,033,563 | 3,042,294 |
| Depreciation & amortization | 20,790 | 6,831 | 27,621 | 1,107 | 28,728 |
| Capital investments | 29,199 | 3,416 | 32,616 | — | 32,616 |

Fiscal 2004 (April 1, 2004-March 31, 2005) (Millions of yen)

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | |
| Net sales: | | | | | |
| (1) Sales to outside customers | 970,477 | 152,483 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 6,125 | 6,942 | 13,067 | (13,067) | — |
| Total | 976,601 | 159,425 | 1,136,027 | (13,067) | 1,122,960 |
| Operating expenses | 598,948 | 151,827 | 750,775 | (13,093) | 737,682 |
| Operating income | 377,653 | 7,598 | 385,252 | 26 | 385,278 |
| 2. Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 647,496 | 254,605 | 902,102 | 1,643,334 | 2,545,435 |
| Depreciation & amortization | 19,582 | 11,644 | 31,226 | — | 31,226 |
| Capital investments | 42,024 | 7,206 | 49,230 | — | 49,230 |

Note 1: Based on the actual status of business management, businesses are classified into two segments: "Pharmaceuticals" and "Other Businesses."

Note 2: Principal Products of Each Business Segment

| Business Segment | Business Division | Principal Products |
|---|---|---|
| Pharmaceuticals | Ethical Drugs | Ethical pharmaceuticals |
| | Consumer Healthcare | Over-the-counter pharmaceuticals and quasidrugs |
| Other | Vitamin* | Bulk vitamins |
| | Life-Environment** | Activated carbon, wood preservatives |
| | Others | Reagents, clinical diagnostics, photographic film chemicals, health foods***, beverages***, inorganic industrial chemicals, and animal health products**** |

* In January 2006, all of Takeda's shares in BASF Takeda Vitamin, K.K, engaged in the vitamin business, were transferred to BASF Japan, Ltd.

** In fiscal 2005, shares of Takeda's five consolidated subsidiaries and equity method-applied affiliates including Japan EnviroChemicals, Ltd., which are conducting life-environmental business, were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

*** In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., a joint venture between Takeda and House Foods Corp.

**** In June 2005, all of Takeda's shares in Takeda Schering-Plough Animal Health, engaged in the animal health drug business, were transferred to Schering-Plough, K.K.

Note 3: Change in the method of allocating operating expenses

The Takeda Pharmaceutical Group divides its business into two business segments: Pharmaceuticals and Other. Of operating expenses, common expenses spent for administrating both segments, such as expenses spent by the head office, were previously included under "Eliminations/Corporate." For the current fiscal year, following the completion of business reorganization by transfer of the shares of the five consolidated subsidiaries and equity-method affiliates of the life-environmental business, Takeda reviewed the business management so that the headquarter functions shall concentrate its operations into the pharmaceutical business. Consequently, it was determined that such operating expenses shall be stated mainly under the category "Pharmaceuticals" from this current period.

In response to this change, figures in the previous year are restated according to the new method.

Note 4: Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company and a holding company in the United States and others.

Fiscal 2005: ¥2,036,347 million
Fiscal 2004: ¥1,646,378 million

## 2. Geographical Segment Information

Fiscal 2005 (April 1, 2005 - March 31, 2006) (Millions of yen)

| | Japan | North America | Europe | Asia | Total | Eliminations / Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | | | |
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 872,990 | 214,203 | 116,669 | 8,345 | 1,212,207 | — | 1,212,207 |
| (2) Intersegment sales and transfers | 90,393 | 2,050 | 7,341 | 204 | 99,988 | (99,988) | — |
| Total | 963,383 | 216,253 | 124,010 | 8,549 | 1,312,195 | (99,988) | 1,212,207 |
| Operating expenses | 446,084 | 183,664 | 99,420 | 6,927 | 736,095 | 73,304 | 809,398 |
| Operating income | 517,299 | 32,589 | 24,591 | 1,622 | 576,100 | (173,291) | 402,809 |
| 2. Identifiable assets | 761,523 | 154,694 | 122,642 | 13,256 | 1,052,114 | 1,990,180 | 3,042,294 |

Fiscal 2004 (April 1, 2004 - March 31, 2005) (Millions of yen)

| | Japan | North America | Europe | Asia | Total | Eliminations / Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| 1. Net sales & operating income: | | | | | | | |
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 841,762 | 170,247 | 103,111 | 7,841 | 1,122,960 | — | 1,122,960 |
| (2) Intersegment sales and transfers | 75,535 | 1,163 | 5,443 | 193 | 82,333 | (82,333) | — |
| Total | 917,297 | 171,410 | 108,553 | 8,033 | 1,205,293 | (82,333) | 1,122,960 |
| Operating expenses | 455,771 | 126,997 | 90,865 | 6,643 | 680,276 | 57,407 | 737,682 |
| Operating income | 461,526 | 44,413 | 17,689 | 1,390 | 525,018 | (139,740) | 385,278 |
| 2. Identifiable assets | 703,980 | 113,253 | 101,360 | 11,753 | 930,345 | 1,615,090 | 2,545,435 |

Note 1: Regional segments are based on geographic proximity.

Note 2: Changes in the regional segmentation and allocation of operating expenses and assets

From fiscal 2005, geographical segments, which were presented in three classification of "Japan," "North America" and "Europe and Asia" in the past, are reclassified into four regions of "Japan," "North America," "Europe" and "Asia," as the European business has increasingly become important for the Group.
In connection with this, the results of fiscal 2004 were restated in accordance with this new classification of four regions.

Main countries and regions included in each segment:
North America : United States
Europe : Germany, France, Italy, United Kingdom, Ireland and others
Asia : Taiwan, Indonesia, China and others

Takeda has been endeavoring to build a unique simple and efficient business management organization. In the current year, Takeda started centralized and global management of R&D activities, led by the head office of Takeda Pharmaceutical Company in Japan, while the sales function is controlled on a regional basis according to the regional division of Japan, the U.S. and Europe.
This approach is based on the idea that regardless where they are conducted, R&D activities will contribute to the sales growth in the future throughout all regions where Takeda serves. In accordance with this idea, we believe that it is appropriate to record R&D expenses as Corporate expenses for the purpose of the segment-based accounting.
For this reason, for the purpose of disclosing geographical segment information in fiscal 2005, R&D expenses are excluded from operating expenses of each region, but included in "Eliminations/Corporate."
In addition, common operating expenses spent by the Corporate Department and other departments for administrating each region, which were included in "Eliminations/Corporate" in and before fiscal 2004, are now included in the segment of Japan where the Corporate Department and such other departments locate, in accordance with the change in the classification of business segments.
In connection with these changes, figures of fiscal 2004 are restated according to the new classification.
As a result, the following unallocable operating expenses (R&D expenses) are included in "Eliminations/Corporate":

Fiscal 2005 ¥169,645 million
Fiscal 2004 ¥141,453 million

As a result of the above change, assets related to R&D activities are excluded from assets of each region and now included in "Eliminations/Corporate."

Note 3: Main assets included in the corporate assets under the category of "Eliminations/Corporate" are: surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of Takeda Pharmaceutical Company and a holding company in the United States and others, and assets related to R&D activities of the Takeda Group.

Fiscal 2005 ¥2,090,558 million
Fiscal 2004 ¥1,689,104 million

Note 4: In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports by the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total of sales by consolidated subsidiaries in the North America region, net sales in the Europe segment are the total of sales by consolidated subsidiaries in the Europe region, and net sales in the Asia segment are the total of sales by consolidated subsidiaries in the Asia region.

3. Overseas Sales

Fiscal 2005 (April 1, 2005-March 31, 2006) (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 335,922 | 180,223 | 20,980 | 537,124 |
| 2. Total consolidated net sales | | | | 1,212,207 |
| 3. Overseas sales/Total consolidated net sales | 27.7% | 14.9% | 1.7% | 44.3% |

Fiscal 2004 (April 1, 2004-March 31, 2005) (Millions of yen)

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 287,382 | 171,643 | 19,409 | 478,433 |
| 2. Total consolidated net sales | | | | 1,122,960 |
| 3. Overseas sales/Total consolidated net sales | 25.6% | 15.3% | 1.7% | 42.6% |

Note 1: Country and regional segments are based on geographic proximity.
Note 2: Main countries and regions included in each segment:
(1) North America: United States, Canada
(2) Europe: United Kingdom, Germany, Italy, France, Spain and others
(3) Others: South America, Asia, Africa, Oceania
Note 3: Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

## (11) Lease Transactions

Omitted due to disclosure on EDINET.

## (12) Transactions with Related Parties

Fiscal 2005 (April 1, 2005-March 31, 2006)
Not applicable.

Fiscal 2004 (April 1, 2004-March 31, 2005)
Not applicable.

## (13) Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities (Millions of yen)

| | As of March 31, 2006 | As of March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| (Deferred tax assets) | | | |
| Deferred tax assets (current) | | | |
| Bonuses | 11,021 | 10,240 | 781 |
| Research & development expenses | 30,185 | 23,330 | 6,855 |
| Enterprise taxes | 12,918 | 7,664 | 5,254 |
| Intercompany profits | 10,603 | 7,747 | 2,856 |
| Others | 62,854 | 43,515 | 19,339 |
| Deferred tax assets (current) - total | 127,582 | 92,496 | 35,086 |
| Deferred tax assets (fixed) | | | |
| Retirement benefits | 12,989 | 13,674 | (685) |
| Tax loss carryforwards | 4,037 | 9,086 | (5,049) |
| Others | 47,690 | 32,814 | 14,876 |
| Deferred tax assets (fixed) - subtotal | 64,716 | 55,574 | 9,142 |
| Valuation allowance | (3,270) | (3,681) | 411 |
| Deferred tax assets (fixed) - total | 61,445 | 51,893 | 9,552 |
| Total deferred tax assets | 189,027 | 144,389 | 44,638 |
| (Deferred tax liabilities) | | | |
| Deferred tax liabilities (current) | | | |
| Unrealized gain on securities | (10) | (13) | 3 |
| Others | (729) | (114) | (615) |
| Deferred tax liabilities (current) - total | (739) | (127) | (612) |
| Deferred tax liabilities (fixed) | | | |
| Unrealized gain on securities | (113,911) | (81,659) | (32,252) |
| Undistributed earnings of foreign subsidiaries and affiliates | (19,860) | (11,930) | (7,930) |
| Reserve for reduction of fixed assets | (11,893) | (12,026) | 133 |
| Others | (9,396) | (9,229) | (167) |
| Deferred tax liabilities (fixed) – total | (155,060) | (114,844) | (40,216) |
| Total deferred tax liabilities | (155,799) | (114,971) | (40,828) |
| Net deferred tax assets | 33,228 | 29,418 | 3,810 |

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons: (%)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| Statutory tax rate | 40.9 | 40.9 | — |
| (Adjustment) | | | |
| Expenses not deductible for tax purposes | 0.6 | 0.7 | (0.1) |
| Loss in subsidiaries | 0.0 | 0.1 | (0.1) |
| Equity in earnings of affiliates | (3.3) | (3.2) | (0.1) |
| Non-taxable dividend income | (0.1) | 0.0 | (0.1) |
| Tax credit for research expenses, etc. | (1.6) | (2.6) | 1.0 |
| Other - net | 2.4 | 0.4 | 2.0 |
| Effective tax rate | 38.9 | 36.3 | 2.6 |

## (14) Marketable Securities

**Fiscal 2005**

1. Trading securities (As of March 31, 2006)
   Consolidated balance sheet amount ¥24,197 million
   Valuation gain (loss) on securities included in fiscal 2005 income ¥(405) million

2. Securities to be held until maturity with market values (As of March 31, 2006) (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Securities with market values that exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,009 | 1,016 | 7 |
| (2) Others | — | — | — |
| Sub-total | 1,009 | 1,016 | 7 |
| Securities with market values that do not exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,507 | 1,478 | (29) |
| (2) Others | — | — | — |
| Sub-total | 1,507 | 1,478 | (29) |
| Total | 2,516 | 2,494 | (22) |

3. Other marketable securities with market values (As of March 31, 2006) (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| Securities with balance sheet amounts that exceed acquisition cost: | | | |
| (1) Stocks | 34,983 | 320,435 | 285,453 |
| (2) Bonds | 205,473 | 205,501 | 28 |
| Corporate/public bonds | 109,147 | 109,173 | 26 |
| Other | 96,326 | 96,328 | 2 |
| (3) Other | — | — | — |
| Sub-total | 240,456 | 525,936 | 285,480 |
| Securities with balance sheet amounts that do not exceed acquisition cost: | | | |
| (1) Stocks | 65 | 64 | (1) |
| (2) Bonds | 896,258 | 896,210 | (47) |
| Corporate/public bonds | 272,814 | 272,776 | (38) |
| Other | 623,444 | 623,435 | (10) |
| (3) Other | 273,904 | 273,904 | — |
| Sub-total | 1,170,227 | 1,170,179 | (48) |
| Total | 1,410,683 | 1,696,115 | 285,432 |

4. Other marketable securities sold during fiscal 2005 (April 1, 2005 - March 31, 2006) (Millions of yen)

| Amount sold | Total profit on sales | Total loss on sales |
|---|---|---|
| 13,434 | 10,768 | — |

5. Description and consolidated balance sheet amount of main securities without market values (As of March 31, 2006)

Other marketable securities

Unlisted stock ¥13,802 million

Joint money trust ¥5,000 million

6. Projected future redemption of securities with maturities and bonds held to maturity included in other marketable securities (As of March 31, 2006)

(Millions of yen)

| | Within one year | 1-5 years | Over 5 years |
|---|---|---|---|
| (1) Bonds | 1,102,326 | 392 | 1,509 |
| Corporate/government bonds | 382,563 | 392 | 1,509 |
| Other | 719,763 | — | — |
| (2) Other | 5,000 | — | — |
| Total | 1,107,326 | 392 | 1,509 |

**Fiscal 2004**

1. Trading securities (As of March 31, 2005)

Consolidated balance sheet amount ¥21,398 million

Valuation gain (loss) on securities included in fiscal 2004 income ¥(401) million

2. Securities to be held until maturity with market values (As of March 31, 2005) (Millions of yen)

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Securities with market values that exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,010 | 1,015 | 5 |
| (2) Others | — | — | — |
| Sub-total | 1,010 | 1,015 | 5 |
| Securities with market values that do not exceed amount on consolidated balance sheets: | | | |
| (1) Corporate/public bonds | 1,500 | 1,470 | (30) |
| (2) Others | — | — | — |
| Sub-total | 1,500 | 1,470 | (30) |
| Total | 2,510 | 2,485 | (25) |

3. Other marketable securities with market values (As of March 31, 2005) (Millions of yen)

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| Securities with balance sheet amounts that exceed acquisition cost: | | | |
| (1) Stocks | 33,792 | 240,875 | 207,083 |
| (2) Bonds | 50,563 | 50,591 | 28 |
| Corporate/public bonds | 50,563 | 50,591 | 28 |
| Other | — | — | — |
| (3) Other | 57,396 | 57,399 | 3 |
| Sub-total | 141,751 | 348,865 | 207,114 |
| Securities with balance sheet amounts that do not exceed acquisition cost: | | | |
| (1) Stocks | 281 | 271 | (10) |
| (2) Bonds | 389,394 | 389,357 | (37) |
| Corporate/public bonds | 389,394 | 389,357 | (37) |
| Other | — | — | — |
| (3) Other | 572,848 | 572,846 | (3) |
| Sub-total | 962,524 | 962,474 | (50) |
| Total | 1,104,275 | 1,311,339 | 207,065 |

4. Other marketable securities sold during fiscal 2004 (April 1, 2004 - March 31, 2005) (Millions of yen)

| Amount sold | Total profit on sales | Total loss on sales |
|---|---|---|
| 5,597 | 39 | 2 |

5. Description and consolidated balance sheet amount of main securities without market values (As of March 31, 2005)
Other marketable securities
Unlisted stock ¥12,191 million

6. Projected future redemption of securities with maturities and bonds held to maturity included in other marketable securities (As of March 31, 2005)

(Millions of yen)

| | Within one year | 1-5 years | Over 5 years |
|---|---|---|---|
| (1) Bonds | 440,748 | 200 | 1,510 |
| Corporate/government bonds | 440,748 | 200 | 1,510 |
| Other | — | — | — |
| (2) Other | 481,208 | — | — |
| Total | 921,956 | 200 | 1,510 |

## (15) Derivative Transactions

Omitted due to disclosure on EDINET.

## (16) Retirement Benefits

1. Description of retirement benefit system used

The Company has a defined benefit system comprising a corporate pension plan, a qualified pension plan, and a lump-sum retirement payment.

In accordance with the Defined Benefit Pension Law, Takeda received approval from the Minister of Health, Labor and Welfare on May 1, 2005 relating to exemption of the payment obligation of past employee services out of the substituted portion of welfare pension funds, and returned the amount (minimum reserves) on September 13, 2005.

2. Retirement benefit obligation

(Millions of yen)

| | As of March 31, 2006 | As of March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| (1) Projected benefit obligation | (275,585) | (303,754) | 28,169 |
| (2) Plan assets at fair value | 292,242 | 262,916 | 29,326 |
| (3) Funded status ((1) + (2)) | 16,657 | (40,838) | 57,495 |
| (4) Unrecognized net actuarial gain and losses | (31,671) | 13,350 | (45,021) |
| (5) Unrecognized prior service cost (reduction of debt) | (1,220) | (12,372) | 11,152 |
| (6) Net amount reported on the consolidated balance sheet ((3) + (4) + (5)) | (16,233) | (39,859) | 23,626 |
| (7) Prepaid pension costs | 18,886 | — | 18,886 |
| (8) Reserve for retirement benefits ((6) – (7)) | (35,119) | (39,859) | 4,740 |

Notes: 1. The figures for the previous year include substituted portion of the welfare pension fund.
2. Some subsidiaries use the simplified method in calculating the retirement benefit obligation.

In connection with the return of the substituted portion of welfare pension funds, a gain of ¥20,411 million on such return of the substituted portion has been recorded as extraordinary income.

3. Retirement benefit expenses

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| (1) Service cost (Notes) | 5,251 | 6,850 | (1,599) |
| (2) Interest cost | 5,603 | 6,058 | (455) |
| (3) Expected return on assets | (4,957) | (4,798) | (159) |
| (4) Amortization of net actuarial gain and losses | 1,327 | 10,715 | (9,388) |
| (5) Amortization of prior service cost | 8 | (3,019) | 3,027 |
| (6) Retirement benefit expenses ((1)+(2)+(3)+(4)+(5)) | 7,232 | 15,806 | (8,574) |

Notes: 1. The part of cost related to loaned employees which was borne by the borrowing company is deducted.
2. Retirement benefit expenses of consolidated subsidiaries that use a simplified method are stated in "(1) Service cost".

4. Items Related to Basis of Calculation of Retirement Benefit Obligation

| | Year ended March 31, 2006 | Year ended March 31, 2005 |
|---|---|---|
| (1) Periodic allocation method for projected benefits | Straight-line standard | Same |
| (2) Discount rate | 2.0%-2.5% | Same |
| (3) Expected rate of return | 0.8%-2.5% | 0.6%-2.5% |
| (4) Years over which prior service cost is amortized | Generally five years (expensed on a straight-line basis over the fixed number of years within the average remaining service time when obligations arise) | Same |
| (5) Years over which net actuarial gains and losses are amortized | Generally five years (expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years within the average remaining service time in each period when obligations arise) | Same |

## (17) Production, Orders and Sales

1. Production

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 659,665 | 88.6% | 592,420 | 87.6% | 67,245 |
| Ethical Drugs | 649,179 | 87.2 | 571,679 | 84.5 | 77,500 |
| Consumer Healthcare | 10,486 | 1.4 | 20,741 | 3.1 | (10,255) |
| Other Businesses | 84,937 | 11.4 | 84,116 | 12.4 | 821 |
| Vitamin | 7,577 | 1.0 | 11,163 | 1.6 | (3,586) |
| Life-Environment | — | — | 5,084 | 0.8 | (5,084) |
| Others | 77,360 | 10.4 | 67,869 | 10.0 | 9,491 |
| Total | 744,602 | 100.0 | 676,536 | 100.0 | 68,066 |

2. Purchases

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 112,955 | 81.8% | 105,426 | 77.8% | 7,529 |
| Ethical Drugs | 97,553 | 70.6 | 89,762 | 66.2 | 7,791 |
| Consumer Healthcare | 15,402 | 11.2 | 15,664 | 11.6 | (262) |
| Other Businesses | 25,175 | 18.2 | 30,158 | 22.2 | (4,983) |
| Life-Environment | — | — | 6,358 | 4.7 | (6,358) |
| Others | 25,175 | 18.2 | 23,800 | 17.6 | 1,375 |
| Total | 138,130 | 100.0 | 135,584 | 100.0 | 2,546 |

3. Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

4. Sales

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Pharmaceuticals | 1,074,519 | 88.6% | 970,477 | 86.4% | 104,042 |
| Ethical Drugs | 1,019,074 | 84.0 | 914,794 | 81.4 | 104,280 |
| Japan | 493,493 | 40.7 | 451,890 | 40.2 | 41,602 |
| Overseas | 525,582 | 43.3 | 462,903 | 41.2 | 62,679 |
| Consumer Healthcare | 55,445 | 4.6 | 55,683 | 5.0 | (238) |
| Other Businesses | 137,688 | 11.4 | 152,483 | 13.6 | (14,795) |
| Vitamin | 9,078 | 0.7 | 11,515 | 1.0 | (2,437) |
| Life-Environment | — | — | 14,578 | 1.3 | (14,578) |
| Others | 128,610 | 10.7 | 126,391 | 11.3 | 2,219 |
| Total | 1,212,207 | 100.0% | 1,122,960 | 100.0% | 89,247 |
| [Overseas in Total] | [537,124] | [44.3] | [478,433] | [42.6] | [58,691] |
| [Royalty Income in Total] | [50,768] | [4.2] | [50,290] | [4.5] | [478] |

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows:

(Millions of yen)

| Customer | Year ended March 31, 2006 | | Year ended March 31, 2005 | |
|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage |
| Mediceo Paltac Holdings Co., Ltd. | 258,998 | 21.4% | 244,217 | 21.7% |

*: On October 1, 2005, Mediceo Holdings Co., Ltd. was renamed Mediceo Paltac Holdings Co., Ltd.

## Summary of Unconsolidated Financial Statements for the Fiscal Year Ended March 31, 2006

May 11, 2006

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President and COO
Contact: Toyoji Yoshida, Director
Board of Directors Meeting: May 11, 2006
Scheduled starting date of dividend payments: June 30, 2006
Ordinary General Meeting of Shareholders: June 29, 2006

Stock exchange listings: Osaka, Tokyo, Nagoya (First section of each) Fukuoka, Sapporo
Code number: 4502
Interim dividend system: Yes
*Tangen* unit system: Yes (1 *tangen* unit = 100 shares)
Tel: +81-6-6204-2060
+81-3-3278-2039

### 1. Results for Fiscal 2005 (April 1, 2005 - March 31, 2006)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Fiscal 2005 | 840,230 | 7.1 | 345,969 | 0.4 | 364,439 | 2.2 |
| Fiscal 2004 | 784,848 | 2.7 | 344,435 | 11.9 | 356,696 | 14.4 |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Earnings per share (diluted) (¥) | Return on equity (%) | Ordinary income/total assets (%) | Ordinary income/net sales (%) |
|---|---|---|---|---|---|---|---|
| Fiscal 2005 | 249,361 | 5.9 | 280.31 | — | 15.4 | 18.2 | 43.4 |
| Fiscal 2004 | 235,488 | 24.1 | 264.69 | — | 16.3 | 20.1 | 45.4 |

Notes:
1. Average number of shares outstanding: 888,748,297 shares (Fiscal 2004: 888,778,956 shares)
2. Changes in Accounting Methods: No
3. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous fiscal year.

(2) Dividends

| | Annual dividends per share (¥) | | | Total dividends (annual) (¥ million) | Payout ratio (%) | Dividend rate for shareholders' equity (%) |
|---|---|---|---|---|---|---|
| | | Interim | Year-end | | | |
| Fiscal 2005 | 106.00 | 53.00 | 53.00 | 94,207 | 37.8 | 5.5 |
| Fiscal 2004 | 88.00 | 44.00 | 44.00 | 78,212 | 33.2 | 5.1 |

(3) Financial Position

| | Total assets (¥ million) | Shareholders' equity (¥ million) | Shareholders' equity/total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Fiscal 2005 | 2,157,543 | 1,728,443 | 80.1 | 1,944.57 |
| Fiscal 2004 | 1,847,590 | 1,519,728 | 82.3 | 1,709.68 |

Notes:
1. Number of shares outstanding at end of period: 888,737,771 shares (Fiscal 2004: 888,760,360 shares)
2. Number of shares of treasury stock at end of period: 534,624 shares (Fiscal 2004: 512,035 shares)

### 2. Projected Results for Fiscal 2006 (April 1, 2006 - March 31, 2007)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) | Annual dividends per share (¥) | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-end | |
| Interim period | 425,000 | 195,000 | 135,000 | 60.00 | — | — |
| Fiscal 2006 | 855,000 | 350,000 | 235,000 | — | 60.00 | 120.00 |

Reference: Estimated earnings per share (fiscal 2006): ¥264.42

Note: For the assumptions and other issues related to the above projections, please refer to page 15-16.

## (18) Unconsolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Net sales | 840,230 | 100.0% | 784,848 | 100.0% | 55,382 |
| Cost of sales | 208,520 | 24.8 | 199,088 | 25.4 | 9,432 |
| Selling, general and administrative expenses | 285,741 | 34.0 | 241,325 | 30.7 | 44,416 |
| Operating income | 345,969 | 41.2 | 344,435 | 43.9 | 1,534 |
| Non-operating income: | 34,806 | 4.1 | 25,454 | 3.2 | 9,352 |
| Interest income and dividends | 20,179 | | 18,074 | | 2,105 |
| Interest on securities | 170 | | 329 | | (159) |
| Other non-operating income | 14,456 | | 7,052 | | 7,404 |
| Non-operating expenses: | 16,335 | 1.9 | 13,193 | 1.7 | 3,142 |
| Interest expense | 126 | | 116 | | 10 |
| Other non-operating expenses | 16,210 | | 13,076 | | 3,134 |
| Ordinary income | 364,439 | 43.4 | 356,696 | 45.4 | 7,743 |
| Extraordinary gain | 38,433 | 4.5 | 1,070 | 0.1 | 37,363 |
| Gains on sale of fixed assets | *145 | | *1,070 | | (925) |
| Gains on sale of shares of affiliates | **17,877 | | — | | 17,877 |
| Gains from discontinuance of handling employee pension fund on behalf of government | 20,411 | | — | | 20,411 |
| Extraordinary loss | — | 0.0 | 2,079 | 0.2 | (2,079) |
| Losses on bulk vitamin and other cartel cases | — | | ***2,079 | | (2,079) |
| Income before income taxes | 402,872 | 47.9 | 355,688 | 45.3 | 47,184 |
| Income taxes: | 153,511 | 18.2 | 120,199 | 15.3 | 33,312 |
| Current | 193,486 | | 131,780 | | 61,706 |
| Deferred | (39,975) | | (11,581) | | (28,394) |
| Net income | 249,361 | 29.7 | 235,488 | 30.0 | 13,873 |
| Profit brought forward from the previous term | 159,828 | | 143,544 | | 16,284 |
| Interim dividends | 47,104 | | 39,106 | | 7,998 |
| Unappropriated retained earnings at the end of the term | 362,085 | | 339,926 | | 22,159 |

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.

** States the gains on transfer of shares of subsidiaries and affiliates engaged in life-environment business, "Wyeth K.K." and "Takeda-Kirin Foods Corporation".

*** States the losses from the ongoing civil litigation related to bulk vitamin and other cartel cases in the United States and Canada.

## (19) Unconsolidated Balance Sheets

ASSETS (Millions of yen)

| | As of March 31, 2006 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Current assets | 1,206,730 | 55.9% | 983,629 | 53.2% | 223,101 |
| Cash and deposits | 213,436 | | 232,931 | | (19,495) |
| Trade notes receivable | 10,578 | | 10,879 | | (301) |
| Trade accounts receivable | 151,612 | | 142,767 | | 8,845 |
| Marketable securities | 635,042 | | 445,628 | | 189,414 |
| Merchandise and products | 25,863 | | 25,915 | | (52) |
| Work-in-progress and semi-finished products | 23,014 | | 22,964 | | 50 |
| Materials | 13,280 | | 11,629 | | 1,651 |
| Deferred income taxes | 106,697 | | 76,356 | | 30,341 |
| Other current assets | 27,229 | | 14,583 | | 12,646 |
| Allowance for doubtful receivables | (23) | | (22) | | (1) |
| Fixed assets | 950,814 | 44.1 | 863,961 | 46.8 | 86,853 |
| Tangible fixed assets: | 105,489 | 4.9 | 111,935 | 6.1 | (6,446) |
| Buildings and structures | 60,741 | | 62,622 | | (1,881) |
| Machinery and equipment | 20,731 | | 16,752 | | 3,979 |
| Vehicles and carriers | 86 | | 39 | | 47 |
| Tools, furniture and fixtures | 2,406 | | 2,390 | | 16 |
| Land | 20,826 | | 20,418 | | 408 |
| Construction in progress | 698 | | 9,715 | | (9,017) |
| Intangible fixed assets | 45 | 0.0 | 90 | 0.0 | (45) |
| Investments and other assets: | 845,281 | 39.2 | 751,936 | 40.7 | 93,345 |
| Investment securities | 257,267 | | 178,255 | | 79,012 |
| Equity in subsidiaries and affiliates | 489,765 | | 496,494 | | (6,729) |
| Long-term deposits | 55,822 | | 51,197 | | 4,625 |
| Long-term loans | 28 | | 1,458 | | (1,430) |
| Long-term prepaid expenses | 269 | | 104 | | 165 |
| Prepaid pension costs | 18,886 | | — | | 18,886 |
| Real estates for lease | 23,354 | | 24,460 | | (1,106) |
| Allowance for doubtful receivables | (110) | | (31) | | (79) |
| Total assets | 2,157,543 | 100.0 | 1,847,590 | 100.0 | 309,953 |

LIABILITIES AND SHAREHOLDERS' EQUITY (Millions of yen)

| | As of March 31, 2006 | | As of March 31, 2005 | | Increase (decrease) |
|---|---|---|---|---|---|
| Total liabilities | 429,101 | 19.9% | 327,862 | 17.7% | 101,239 |
| Current liabilities: | 342,696 | 15.9 | 259,173 | 14.0 | 83,523 |
| Trade notes payable | 88 | | — | | 88 |
| Trade accounts payable | 52,205 | | 47,331 | | 4,874 |
| Accrued liabilities and accrued expenses | 115,766 | | 105,694 | | 10,072 |
| Income taxes payable | 133,612 | | 69,677 | | 63,935 |
| Reserve for bonuses | 23,967 | | 21,841 | | 2,126 |
| Other reserves | 6,852 | | 6,935 | | (83) |
| Other current liabilities | 10,206 | | 7,696 | | 2,510 |
| Long-term liabilities: | 86,405 | 4.0 | 68,689 | 3.7 | 17,716 |
| Deferred income taxes | 61,256 | | 39,104 | | 22,152 |
| Reserve for retirement benefits | 18,592 | | 22,886 | | (4,294) |
| Reserve for directors' retirement bonuses | 1,034 | | 990 | | 44 |
| Reserve for SMON compensation | 4,486 | | 4,664 | | (178) |
| Other long-term liabilities | 1,037 | | 1,045 | | (8) |
| Shareholders' equity | 1,728,443 | 80.1 | 1,519,728 | 82.3 | 208,715 |
| Common stock | 63,541 | 2.9 | 63,541 | 3.4 | — |
| Additional paid-in capital | 49,641 | 2.3 | 49,638 | 2.7 | 3 |
| Capital reserve | 49,638 | | 49,638 | | — |
| Other capital surplus | 3 | | — | | 3 |
| Retained earnings | 1,487,150 | 68.9 | 1,324,231 | 71.7 | 162,919 |
| Legal reserve | 15,885 | | 15,885 | | — |
| Provision for retirement benefits | 5,000 | | 5,000 | | — |
| Reserve for dividends | 11,000 | | 11,000 | | — |
| Reserve for R&D | 2,400 | | 2,400 | | — |
| Reserve for capital improvements | 1,054 | | 1,054 | | — |
| Reserve for promotion of exports | 434 | | 434 | | — |
| Reserve for extraordinary write-down | 1,427 | | 1,125 | | 302 |
| Reserve for compression of fixed assets | 15,365 | | 14,907 | | 458 |
| General reserve | 1,072,500 | | 932,500 | | 140,000 |
| Unappropriated retained earnings | 362,085 | | 339,926 | | 22,159 |
| Unrealized gain on securities | 130,927 | 6.1 | 84,997 | 4.6 | 45,930 |
| Treasury stock | (2,817) | (0.1) | (2,678) | (0.1) | (139) |
| Total liabilities and shareholders' equity | 2,157,543 | 100.0 | 1,847,590 | 100.0 | 309,953 |

**(Sales)**

(Millions of yen)

| | Year ended March 31, 2006 | | Year ended March 31, 2005 | | Increase (decrease) | |
|---|---|---|---|---|---|---|
| Ethical Drugs Business | 770,713 | 91.7% | 711,166 | 90.6% | 59,547 | 8.4% |
| Japan | 493,069 | 58.7 | 450,920 | 57.5 | 42,149 | 9.3 |
| Exports | 277,645 | 33.0 | 260,246 | 33.2 | 17,399 | 6.7 |
| Consumer Healthcare Business | 60,439 | 7.2 | 60,953 | 7.8 | (514) | (0.8) |
| Non-Pharmaceutical Business | 9,078 | 1.1 | 12,729 | 1.6 | (3,651) | (28.7) |
| Vitamin Business | 9,078 | 1.1 | 11,515 | 1.5 | (2,437) | (21.2) |
| Agro Business | — | — | 1,213 | 0.2 | (1,213) | (100.0) |
| Total | 840,230 | 100.0 | 784,848 | 100.0 | 55,382 | 7.1 |
| [Exports in Total] | [282,289] | [33.6] | [267,790] | [34.1] | [14,499] | [5.4] |
| [Royalty Income in Total] | [70,245] | [8.4] | [66,910] | [8.5] | [3,335] | [5.0] |

## (20) Statements of Appropriation of Retained Earnings

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 |
|---|---|---|
| Unappropriated retained earnings at the end of the year | 362,085 | 339,926 |
| We propose to appropriate the foregoing as follows: | | |
| Dividends | 47,103 | 39,105 |
| [Dividends per share (¥)] | [53.00] | [44.00] |
| Bonuses to directors | 220 | 220 |
| Bonuses to auditors | 13 | 13 |
| Reserve for extraordinary write-down | 77 | 302 |
| Reserve for compression of fixed assets | 68 | 458 |
| General reserve | 120,000 | 140,000 |
| Balance to be carried forward | 194,604 | 159,828 |

## Significant Accounting Policies

1. Valuation of Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Other securities | |
| With market value: | Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and cost of securities sold is calculated using the moving-average method.) |
| Without market value: | Valued at cost using the moving-average method |

2. Valuation of Derivatives: Fair value

3. Valuation of Inventories

| | |
|---|---|
| Merchandise: | Valued at lower of cost or market using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work-in-progress and semi-finished products: | Valued at cost using the weighted average cost method |
| Materials: | Valued at lower of cost or market using the moving-average method |

4. Depreciation of Fixed Assets

(1) Tangible fixed assets and real estates for lease

The Company uses the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Estimated useful lives of tangible fixed assets are primarily as follows:

| | |
|---|---|
| Buildings and structures | 15-50 years |
| Machinery and equipment: | 4-15 years |

(2) Intangible fixed assets

Depreciated using the straight-line method

5. Accounting Standards for Major Reserves

(1) Allowance for doubtful receivables

To protect against potential losses from uncollectible notes and accounts receivable, the Company provides for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for bonuses

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided based on the applicable period according to the expected amount of the payment for employees enrolled at the end of the fiscal year.

(3) Reserve for retirement benefits

To cover payment of retirement benefits to employees, the Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under contributory and non-contributory pension plans (the corporate pension fund and the qualified pension plan)..

Prior service cost is amortized using the straight-line method over the certain years (five years), within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed on a straight-line basis over the certain years (five years), within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)

In accordance with the Defined Benefit Pension Law, Takeda received approval from the Minister of Health, Labor and Welfare on May 1, 2005 relating to exemption of the payment obligation of past employee services out of the substituted portion of welfare pension funds, and returned the amount (minimum reserves) on September 13, 2005. A gain of ¥20,411 million on such return of the substituted portion has been recorded as extraordinary income.

(4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

(5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

6. Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

7. Hedge Accounting

(1) Methods of hedge accounting

The Company uses mainly deferred hedging. However, under certain conditions, forward exchange contracts are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging procedures, hedging targets and hedging policies

The Company uses yen interest swaps to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange contracts for a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

(3) Method of evaluating effectiveness of hedges

Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

8. Other

Consumption taxes are excluded from revenues and expenses.

## Notes to Unconsolidated Statements of Income

(Millions of yen)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| 1. Net sales ratios before deduction of rebates | | | |
| Net sales of finished products | 76.2% | 77.1% | (0.9%) |
| Net sales of merchandise | 23.8% | 22.9% | 0.9% |
| 2. Transactions with subsidiaries and affiliates | | | |
| Net sales | 189,435 | 179,304 | 10,131 |
| Dividend income | 18,218 | 16,353 | 1,865 |
| 3. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 15,624 | 15,907 | (283) |
| Sales promotion expense | 16,708 | 15,492 | 1,216 |
| Freight and storage expense | 2,445 | 2,359 | 86 |
| (2) General and administrative expenses | | | |
| Salaries | 21,609 | 21,571 | 38 |
| Bonuses and provision for bonuses | 17,909 | 16,118 | 1,791 |
| Retirement benefit expenses | 2,943 | 8,307 | (5,364) |
| Depreciation cost | 1,671 | 1,432 | 239 |
| R&D expenses | 148,644 | 94,289 | 54,355 |
| 4. R&D expenses | 148,644 | 94,289 | 54,355 |
| Manufacturing cost | — | — | — |
| General and administrative expenses | 148,644 | 94,289 | 54,355 |

## Notes to Unconsolidated Balance Sheets

(Millions of yen)

| | As of March 31, 2006 | As of March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| 1. Accumulated depreciation | | | |
| Tangible fixed assets | 247,471 | 267,851 | (20,380) |
| Real estates for lease | 4,735 | 3,628 | 1,107 |
| 2. Loans guaranteed | | | |
| Guarantees | 16,628 | 17,234 | (606) |
| 3. Discount trade notes for exports | 294 | 235 | 59 |
| 4. Assets and liabilities with subsidiaries and affiliates | | | |
| Notes and accounts receivable | 14,758 | 12,884 | 1,874 |
| Accounts payable | 26,184 | 22,338 | 3,846 |

## (21) Lease Transactions

Omitted due to disclosure on EDINET.

## (22) Marketable Securities

There were no stocks of subsidiaries or affiliated companies with market values in either of the years ended March 31, 2005 and 2006.

## (23) Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities

(Millions of yen)

| | As of March 31, 2006 | As of March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| (Deferred tax assets) | | | |
| Deferred tax assets (current) | | | |
| Bonuses | 9,802 | 8,933 | 869 |
| Research & development expenses | 29,909 | 23,055 | 6,854 |
| Enterprise taxes | 12,580 | 7,387 | 5,193 |
| Reserve for rebates | 2,267 | 2,338 | (71) |
| Others | 52,149 | 34,656 | 17,493 |
| Deferred tax assets (current)-total | 106,707 | 76,369 | 30,338 |
| Deferred tax assets (fixed) | | | |
| Retirement benefits | 7,604 | 8,351 | (747) |
| Excess depreciation of property, plant and equipment | 8,796 | 7,828 | 968 |
| Others | 24,593 | 15,844 | 8,749 |
| Total deferred tax assets (fixed)-total | 40,993 | 32,023 | 8,970 |
| Total deferred tax assets | 147,700 | 108,392 | 39,308 |
| (Deferred tax liabilities) | | | |
| Deferred tax liabilities (current) | | | |
| Unrealized gain on securities | (10) | (13) | 3 |
| Deferred tax liabilities (current)-total | (10) | (13) | 3 |
| Deferred tax liabilities (fixed) | | | |
| Unrealized gain on securities | (90,618) | (58,826) | (31,792) |
| Reserve for compression of fixed assets | (10,590) | (10,764) | 174 |
| Others | (1,041) | (1,536) | 495 |
| Deferred tax liabilities (fixed)-total | (102,249) | (71,126) | (31,123) |
| Total deferred tax liabilities | (102,259) | (71,139) | (31,120) |
| Net deferred tax assets | 45,441 | 37,252 | 8,189 |

2. The effective income tax rate of the company differed from the statutory tax rate for the following reasons:

(%)

| | Year ended March 31, 2006 | Year ended March 31, 2005 | Increase (decrease) |
|---|---|---|---|
| Statutory tax rate | 40.9 | 40.9 | — |
| (Adjustment) | | | |
| Expenses not deductible for tax purposes | 0.7 | 0.8 | (0.1) |
| Non-taxable dividend income | (0.7) | (1.0) | 0.3 |
| Tax credit for research expenses, etc. | (2.0) | (3.1) | 1.1 |
| Other - net | (0.8) | (3.8) | 3.0 |
| Effective tax rate | 38.1 | 33.8 | 4.3 |

## (24) Appointment/Retirement of Officers

(As of June 29, 2006)

Resigning
Takashi Soda (Director in charge of Special Missions)

# Takeda Announces "2006-2010 Medium-Term Management Plan"

## - Growth toward a World-class Pharmaceutical Company with Japanese Origin -

Osaka, Japan, May 11, 2006 - Takeda Pharmaceutical Company Limited ("Takeda") today announced the outline of its "2006-2010 Medium-Term Management Plan," in which the company will pursue further enhancement of R&D pipeline through collective efforts to a level where the company can expect sales of in-house ethical products of 2 trillion yen in fiscal 2015, and to achieve self-sustaining growth mainly from in-house products through product strategies from a long-term perspective.

With the achievements from the late '90s till now, such as the growth of four international strategic products*, expansion of overseas operations by reinforcing infrastructures, and restructuring of non-pharmaceutical businesses, Takeda is now prepared to strive to become a truly world-class pharmaceutical company. For that purpose, the next five years are being positioned as a crucial period to ensure in-house R&D capability for continued creation of new products and to further increase our presence in overseas markets, even in the midst of a competitive global environment.

* Leuprorelin, Lansoprazole, Candesartan and Pioglitazone

Focusing on Takeda-ism, which represents the corporate philosophy referring to "Integrity = fairness, honesty, perseverance" as the basis of all the business activities, Takeda is aiming to realize sustainable growth and increased corporate value globally by achieving the targets set in this Medium-Term Management Plan, with comprehensive improvement of strengths such as "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency."

### Outline of 2006-2010 Medium-Term Management Plan

Operational targets in Fiscal 2010
- Enhancement of R&D pipeline, toward sales of in-house ethical products of 2 trillion yen* in fiscal 2015
- Sales of in-house ethical products: 1.4 trillion yen*
- Market share: 2.5% (weighted average of countries where Takeda has its own sales channels)
- R&D expenses: investment up to 20% of the sales of in-house ethical products
- Earnings per share (EPS): more than 7% increase per year on average (excluding extraordinary gain and loss)
- Return on equity (ROE): maintenance of the current level

* including sales of unconsolidated affiliates/subsidiaries

Management tasks

1. <u>Enhancement of capability to create new drugs through in-house R&D activities</u>

By thorough review of the R&D management scheme and investments focused on the

global research infrastructure, Takeda will build a structure that will enable it to continue launching new products from its in-house R&D from fiscal 2011. At the same time, Takeda will invest in in-licensing and alliance activities as supportive measures for in-house research. The goal is to enhance the R&D pipeline to a level where the company can expect sales of in-house ethical products of 2 trillion yen in fiscal 2015.

2. <u>Formulation of a tri-polar marketing function (Japan, USA, Europe)</u>
Takeda will solidify its marketing structure in three regions (Japan, USA, Europe) and will conduct self-sustaining and appropriate operations for respective markets. Each regional marketing function will coordinate closely and directly with the headquarters in Japan. The target market share in fiscal 2010 in each region is as follows:
- Japan
  Maintaining the market leader position with 7% market share with Takeda's own products.
- USA
  More than 1.5% market share by wholly owned subsidiary, Takeda Pharmaceuticals North America, Inc.
- Europe
  More than 1.1% weighted average market share in six countries where Takeda has its own sales channels. (France, UK, Italy, Germany, Austria, Switzerland)
- Asia (excluding Japan)
  More than 1.4% weighted average market share in five countries where Takeda has its own sales channels. (P.R. of China, Taiwan, Philippines, Thailand, Indonesia)

Takeda will continue further solidifying the marketing structure in view of a market share of more than 3% in the U.S. and Europe as the next target after fiscal 2010, as a global corporate.

3. <u>Establishment of an efficient global management scheme for corporate headquarters' functions</u>
Takeda will conduct business operations with increased efficiency and consistency on a group-wide level. Maintaining the principles of "self-responsibility" and "self-independency," the headquarters will control the relevant functions of each group company sharing common operational policies. Takeda will also continue enhancing the "MPDRAP function" * by clarifying the scope of responsibility, which will lead to thorough implementation of product strategies in an integrated manner.
  * Enables quick decision-making by sharing information across divisions and departments in marketing, production, development, research, alliances, and patents

4. <u>Securing human resources necessary for global operation</u>
Takeda will improve human resource assets by systematically hiring and fostering, both in Japan and overseas, those who are capable of managing global operations and conducting the businesses in accordance with the corporate philosophy represented by Takeda-ism, which refers to "Integrity = fairness, honesty, perseverance."

5. <u>Pursuing the highest productivity and efficiency in each of the "MPDRAP" functions</u>
Pursuing and realizing the world's highest standard of productivity and efficiency will enable Takeda to enhance each function of Marketing, Production, Development, Research, Alliances and Patents to a level that will enable the company to compete against major pharmaceutical companies in the U.S. and Europe.

Policies for return to shareholders
During the 2006-2010 Medium-Term Management Plan, appropriately as an R&D-oriented, world-class pharmaceutical company, Takeda will continue conducting strategic investment to enhance its R&D pipeline and to improve the business infrastructure both in Japan and overseas. This will enable sustainable growth of our corporate value.

As for profits, Takeda is planning to conduct share buyback in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, and continuing stable increase of the dividend payout ratio.

The basic dividend policy for the next five years continues to be return of profits to shareholders stably according to consolidated results from a long-term perspective.
In concrete terms, Takeda plans to gradually increase the consolidated dividend payout ratio to approximately 45% by fiscal 2010.

# # #

Forward-looking statements
This press release contains forward-looking statements regarding the Company's plans, outlook, strategies and results for the future. All forward-looking statements are based on the judgments derived from information available to the Company at the time of issuance of this release.
Certain risks and uncertainties could cause the Company's actual results to differ materially from any projections presented in this release. Theses risks and uncertainties include, but are not limited to: economic circumstances surrounding the Company's business, competitive pressures, related laws and regulations, product development programs, and changes in exchange rates.

# # #

May 11, 2006

Takeda Pharmaceutical Company Limited

# Notice regarding Acquisition of the Company's own shares

OSAKA, Japan, May 11, 2006 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today an acquisition of own shares as detailed below.

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

| | |
|---|---|
| (1) Type of shares to be acquired: | Shares of common stock |
| (2) Number of shares to be acquired: | 12 million shares (maximum)<br>(equivalent to 1.35% of a total of issued shares) |
| (3) Total value of shares to be acquired: | Yen 80 billion (maximum) |
| (4) Schedule of acquisition: | From May 15, 2006 to June 20, 2006 |

(Reference)
Status of treasury stock as of March 31, 2006

| | |
|---|---|
| Total number of issued shares:<br>(excluding treasury stock) | 888,737,771 shares |
| Treasury stock: | 534,624 shares |

###

May 11, 2006

Takeda Pharmaceutical Company Limited

# Takeda to Change the Structure of Consolidated Subsidiaries, Daiwa Estate and Shinwa Estate by Stock-for-Stock Exchange, Corporate Demerger and Merger

Osaka, Japan, May 11, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") today announced that Takeda and its consolidated subsidiary, Daiwa Estate Company, Ltd. ("Daiwa") approved at their respective Board of Directors' Meetings the stock-for-stock exchange making Daiwa a wholly owned subsidiary of Takeda, and entered into the agreement for that purpose.

* Takeda has had 50% shares of Daiwa, and as a result of its conversion into a wholly owned subsidiary, Shinwa Estate Company, Ltd. ("Shinwa") which has been a 50-50 joint venture between Takeda and Daiwa also becomes Takeda's wholly owned subsidiary.

Additionally, the Board of Directors' Meeting of Takeda determined that each of Daiwa and Shinwa shall conduct a corporate demerger to divide each of them into two companies respectively, the one for the real estate business and the other for non real estate business, then such non real estate companies are merged by Takeda.

1. Objectives of this change of structure
   The conversion of Daiwa and Shinwa into wholly owned subsidiaries of Takeda is expected to improve the expedition and flexibility of the management of both companies. While their non real estate businesses are absorbed into Takeda, the future merger of their real estate businesses with Takeda Pharmaceutical Real Estate Company, Ltd., which is a wholly owned subsidiary of Takeda, will be taken into consideration in order to establish further efficient business structure of the real estate business within Takeda group.

2. Outline of the stock-for-stock exchange
   (1) Schedule

   | | |
   |---|---|
   | May 11, 2006 | :Execution of the stock-for-stock exchange agreement |
   | May 30, 2006 (planned) | :Shareholders' meeting of Daiwa to approve the above agreement |
   | June 23, 2006 (planned) | :Scheduled date of the stock-for-stock exchange |

   (Note: Pursuant to the provisions of Article 796-3 of the Corporate Law of Japan, Takeda is not required to obtain the approval of its shareholders' meeting.)

   (2) Ratio of stock-for-stock exchange

   | | Takeda | Daiwa |
   |---|---|---|
   | Ratio of stock-for-stock exchange | 1 | 634 |

   Note 1. Share allocation ratio: 634 shares of Takeda will be allocated and delivered in exchange for 1 share of Daiwa.
   Note 2. Basis of calculation of stock-for-stock exchange ratio: Takeda and Daiwa discussed

and negotiated to agree to the above exchange ratio. Takeda has received from Nomura Securities Co., Ltd. a written opinion dated May 11, 2006 describing that the stock-for-stock exchange ratio is fair from a financial point of view to the holders of common stock of Takeda.

Note 3: Number of shares allocated for stock-for-stock exchange: Instead of issuing new shares, Takeda will allocate 6,340,000 shares of Treasury stock (common stock). Treasury stock for this purpose will be purchased during the course of acquisition of the company's own shares mentioned in a separate press release dated May 11, 2006.

Note 4: Cash distribution upon stock-for-stock exchange subsidy: There will be no cash distribution in relation to the stock-for-stock exchange.

3. Outline of the Corporate Demerger and Merger

(1) Procedures

Each of Daiwa and Shinwa ("Current Daiwa" and "Current Shinwa", respectively) will conduct a corporate demerger in order for a new company ("New Daiwa" and "New Shinwa", respectively) to succeed its real estate business. Then, Current Daiwa and Current Shinwa will be merged with Takeda. The detailed procedures are as follows:

(a) New Daiwa and New Shinwa allocate all the newly issued shares to Current Daiwa and Current Shinwa respectively.
(b) All the real estate business of Current Daiwa and Current Shinwa will be transferred to New Daiwa and New Shinwa respectively.
(c) Current Daiwa and Current Shinwa will be merged with Takeda as merging corporation.

(2) Schedule

| | |
|---|---|
| May 11, 2006: | Board of Directors' meeting for approval of corporate demerger plans (Daiwa, Shinwa) |
| May 30, 2006 (planned): | Shareholders' meeting for approval of the corporate demerger plans (Daiwa, Shinwa) |
| June 26, 2006 (planned): | Scheduled corporate demerger date |
| June 27, 2006 (planned): | Resolution of the Board of Directors' meeting for merger (Takeda, Current Daiwa, Current Shinwa) |
| June 27, 2006 (planned): | Execution of the merger agreements |
| August 9, 2006 (planned): | Scheduled merger date (Takeda and Current Daiwa) |
| August 11, 2006 (planned): | Scheduled merger date (Takeda and Current Shinwa) |

4. Outline of companies as of March 31, 2006

| | | | |
|---|---|---|---|
| (1)Business Name | Takeda Pharmaceutical Company Limited | Daiwa Estate Company, Ltd. | Shinwa Estate Company, Ltd. |
| (2)Description of Business | Manufacture and sales of pharmaceuticals | Lease, sales and purchase of land and buildings | Lease of buildings |
| (3)Date of Incorporation | January 12, 1925 | November 2, 1957 | March 22, 1961 |
| (4)Address of Head Office | 1-1, Doshomachi 4-chome, Chuo-ku, Osaka | 3-8, Doshomachi 2-chome, Chuo-ku, Osaka | 1-2, Doshomachi 3-chome, Chuo-ku, Osaka |
| (5)Company Representative | Yasuchika Hasegawa, President and COO | Yasuharu Sugie, President | Fumio Nishimura, President |
| (6)Paid-in capital | 63,541 million yen | 200 million yen | 35 million yen |
| (7)Number of issued shares | 889,272,395 | 20,000 | 350,000 |
| (8)Shareholders' Equity | 1,728,443 million yen | 17,093 million yen | 882 million yen |
| (9)Total Assets | 2,157,543 million yen | 19,845 million yen | 960 million yen |
| (10)Fiscal Year End | March 31 | March 31 | March 31 |
| (11)Number of Employees | 5,834 | 16 | 1 |
| (12)Main | Nippon Life Insurance | Takeda Pharmaceutical | Takeda Pharmaceutical |

| | | | |
|---|---|---|---|
| shareholders and their shareholding Ratio | Company: 6.34% | Company Limited:50.00% | Company Limited:50.00% |
| | Japan Trustee Services Bank, Ltd. (Trust account): 5.93% | An individual:30.00% | An individual:50.00% |
| | | An individual:20.00% | |
| | The Master Trust Bank of Japan, Ltd. (Trust account): 4.43% | | |
| | State Street Trust & Banking Co., Ltd. 505103: 2.45% | | |
| | The Chase Manhattan Bank, N.A. London: 2.40% | | |
| (13)Net Sales and Net Income of the latest fiscal year | Fiscal year ending March 31, 2006 | Fiscal year ending March 31, 2006 | Fiscal year ending March 31, 2006 |
| | Net Sales: 840,230 million yen | Net Sales: 3,849 million yen | Net Sales: 138 million yen |
| | Net Income: 249,361 million yen | Net Income: 1,465 million yen | Net Income: 63 million yen |



5. Impact on the consolidated financial results of Takeda
   Immaterial impact will be incurred from these stock-for-stock exchange, corporate demerger and merger because both Daiwa and Shinwa are consolidated subsidiaries of Takeda.

###

May 19, 2006

Takeda Pharmaceutical Company Limited

**Notice of Partial Amendments to the Articles of Incorporation**

Takeda Pharmaceutical Company Limited announces that the meeting of the Board of Directors today made a resolution to propose the following partial amendments to the Articles of Incorporation to the 130th Ordinary General Meeting of Shareholders to be held on June 29, 2006.

1. Reasons for the Amendments

(1) In accordance with the transfer and discontinuance of businesses to concentrate our efforts to pharmaceutical fields, deletion of some part of the Purpose of the Company in Article 3 of the current Articles of Incorporation is proposed. At the same time, taking this opportunity, partial modifications of wording are proposed.

(2) The Corporate Law (Law No. 86 of 2005) and the Law Concerning Adjustment and Coordination of Relevant Law in Association with the Enforcement of the Corporate Law (Law No. 87 of 2005, hereinafter referred to as the Coordination Law) came into effect on May 1, 2006. Accordingly, the following amendments to the Articles of Incorporation are proposed.

A. The addition of provisions in Articles 4, 7, and Article 11, Paragraph 1, regarding the items that are assumed to be established in the Articles of Incorporation by the Coordination Law (e.g., appointment of the Board of Directors, Corporate Auditors, Board of Corporate Auditors, and Independent Auditors; issuance of share certificates; and appointment of transfer agent).

B. The addition of provision in Article 16 in accordance with the approval of disclosure of part of the reference documents for the general meeting of shareholders via the Internet.

C. The addition of provision in Article 24, in order to allow a swift adoption of resolutions made by the Board of Directors by writing or electromagnetic means according to need.

D. Other necessary alterations, including modifications of terms and quotations in accordance with the Corporate Law.

(3) Regarding the provision in the Article 4 of the current Articles of Incorporation, which specify the method of public notices, the change of the media from the Nihon Keizai Shinbun to electronic Internet website, and the actions to be taken in the cases where an electric public notice is impracticable due to unavoidable circumstances is proposed.

(4) The addition of provision in Article 23, Paragraph 2 is proposed so that a meeting of the Board of Directors can be held without taking the convocation procedures with the unanimous consent of all Directors and Corporate Auditors.

(5) The addition of provision in Article 32, Paragraph 1 is proposed, to establish a provision to shorten the notification period for a meeting of the Board of Corporate Auditors so that a meeting can be swiftly held when necessary. Also, the addition of provision in Article 32, Paragraph 2 is proposed, to establish a provision to allow a meeting of the Board of Corporate Auditors to be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors.

(6) In accordance with the additions of provisions, the alteration of the numbering of articles is proposed.

2. Contents of the Amendments
The contents of the proposed amendments are presented in the attached document.

3. Dates

Date of the general meeting of shareholders for the Amendments to the Articles of Incorporation: Thursday, June 29, 2006

Proposed effective date of the Amendments: Thursday, June 29, 2006

[APPENDIX]

(Underlined are amended parts.)

| Current Articles of Incorporation | Proposed Amendment |
|---|---|
| Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses: | Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses: |
| 1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medicines for animal use, agricultural chemicals, fertilizers, medical instruments, appliances and supplies, measuring equipments, aromatics, cosmetics, food products, beverages, food additives, livestock feed, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; | 1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medical instruments, appliances and supplies, measuring equipments, cosmetics, food products, beverages, food additives, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; |
| 2. Manufacture, purchase and sale of textile products for clothing and bedding; | *(Deleted)* |
| 3. Trucking and freight forwarding; | 2. Trucking and freight forwarding; *(modifications of the description in Japanese only)* |
| 4. Warehousing; | 3. Warehousing; |
| 5. Publishing; | 4. Publishing; |
| 6. Management, purchase, sale and lease of real estate; and | 5. Management, purchase, sale and lease of real estate; and |
| 7. Business ancillary or related to any of those specified in each foregoing clause. | 6. Business ancillary or related to any of those specified in each foregoing clause. |
| *(New)* | Article 4. (Organizations) |

| | |
|---|---|
| | In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:<br>1. Board of Directors<br>2. Corporate Auditors<br>3. Board of Corporate Auditors<br>4. Independent Auditors |
| Article 4. (Method of Public Notices)<br>Public notices of the Company shall be given in the Nihon Keizai Shinbun. | Article 5. (Method of Public Notices)<br>The method of public notices of the Company shall be electric public notices; provided, however, that in case where an electronic public notice is impracticable due to accidents or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shinbun. |
| Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. | Article 6. (Total Number of Shares Authorized to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. |
| (New) | Article 7. (Issuance of Share Certificates)<br>The Company shall issue share certificates that represent its issued shares. |

| | |
|---|---|
| Article <u>6</u>. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares as provided in <u>Article 211-3, Section 1, Sub-section 2 of the Commercial Code.</u> | Article <u>8</u>. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares <u>by market transactions and other methods,</u> as provided in <u>Article 165, Paragraph 2 of the Company Law.</u> |
| Article <u>7</u>. (Number of Shares in One <u>Tangen</u> Unit and Non-issuance of Shares Less Than One <u>Tangen</u> Unit)<br>The number of shares in one <u>tangen</u> unit of the Company shall be one hundred (100) shares.<br>(2) The Company shall not issue share certificates for shares constituting less than one <u>tangen</u> unit <u>(hereinafter referred to as "shares less than one tangen unit")</u>. | Article <u>9</u>. (Number of Shares in One Unit and Non-issuance of Shares Less Than One Unit)<br>The number of shares in one unit of the Company shall be one hundred (100) shares.<br>(2) <u>Notwithstanding Article 7,</u> the Company shall not issue <u>any</u> share certificates for shares constituting less than one unit<u>, except as provided for in the Rules for Handling of Shares, Etc. of the Company</u>. |
| Article <u>8</u>. (Additional Purchases of Shares Less Than One <u>Tangen</u> Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one <u>tangen</u> unit may, in accordance with the provisions of the Rules for Handling of Shares, request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one <u>tangen</u> | Article <u>10</u>. (Additional Purchases of Shares Less Than One Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one unit may, in accordance with the provisions of the Rules for Handling of Shares, Etc., request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one unit |

| | |
|---|---|
| unit held by such shareholder, constitute one <u>tangen</u> unit of shares. | held by such shareholder, constitute one unit of shares. |
| <u>Article 9. (Record Date)</u><br><u>The Company shall deem any shareholder listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. With respect to the shares issued in a period from the day following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder of such shares listed or recorded in the register of shareholders, or the register of beneficial shareholders, at the time of issuance of such shares, to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders.</u><br><u>(2)In addition to the preceding paragraph, when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, deem any shareholder or any pledgee listed or recorded in the register of shareholders or the register of beneficial shareholders on a specified date to be the person entitled to exercise the rights of</u> | *(Deleted)* |

| | |
|---|---|
| shareholder or pledgee. | |
| Article 10. (Transfer Agent)<br>The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and the Company shall give a public notice on them.<br>(2)The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. | Article 11. (Transfer Agent)<br>*[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]*<br>(2)The register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the transfer agent's place of handling business; entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other businesses with regard to shares and stock acquisition rights shall be handled by the transfer agent, and will not be handled by the Company. |
| Article 11. (Rules for Handling of Shares)<br>Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than | Article 12. (Rules for Handling of Shares, Etc.)<br>Denominations of share certificates of the Company, entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares |

| | |
|---|---|
| one tangen unit, additional purchases thereof, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. | less than one unit, and other matters related to the handling of shares and stock acquisition rights, and fees to be charged for handling these matters and the procedures for the exercise of rights of shareholders, shall be governed by the Rules for Handling of Shares, Etc. established by the Board of Directors. |
| Article 12. (Time for Holding the Meeting)<br>*(Provisions omitted)* | Article 13. (Time for Holding the Meeting)<br>*(Same as present)* |
| *(New)* | Article 14. (Record Date for Ordinary General Meetings of Shareholders)<br>The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year. |
| Article 13. (Convener and Chairman)<br>*(Provisions omitted)* | Article 15. (Convener and Chairman)<br>*(Same as present)* |
| *(New)* | Article 16. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)<br>In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of |

| | |
|---|---|
| | shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice. |
| Article 14. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting. | Article 17. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting and entitled to exercise their voting rights. |
| (2)The resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at which a quorum shall be one-thirds or more of the right of voting of all shareholders. | (2)The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at the meeting and entitled to exercise their voting rights at which a quorum shall be one-thirds or more of the voting rights of the shareholders entitled to exercise their voting rights. |
| Article 15. and Article 16.<br>*(Provisions omitted)* | Article 18. and Article 19.<br>*(Same as present)* |
| Article 17. (Appointment of Directors)<br>The Directors shall be appointed at a general meeting of shareholders. | Article 20. (Appointment of Directors)<br>*(Same as present)* |
| (2)Voting on resolutions for appointments | (2)Voting on resolutions for appointments |

| | |
|---|---|
| under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the total voting rights, and a majority of the votes shall be requisite for adoption of the resolution. | under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution. |
| (3)The appointment of Directors shall not be made by cumulative voting. | *(Same as present)* |
| Article 18. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last settlement of accounts within two (2) years after their assumption of office. | Article 21. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their election. |
| (2)The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director. | *[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |
| Article 19. (Remuneration for Directors)<br>The remuneration and retirement allowances for Directors shall be determined by a resolution at the general meeting of shareholders. | Article 22. (Remuneration, Etc. for Directors)<br>The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") for Directors shall be determined by a resolution at the general meeting of |

| | |
|---|---|
| | shareholders. |
| Article 20. (Notice of Meetings of the Board of Directors)<br>Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. | Article 23. (Notice of Meetings of the Board of Directors)<br>*(Same as present)* |
| *(New)* | (2) A meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of all Directors and Corporate Auditors. |
| *(New)* | Article 24. (Deemed Resolution of the Board of Directors)<br>The Company shall deem that a resolution of the Board of Directors is adopted when the requirements set forth in Article 370 of the Company Law are satisfied. |
| Article 21. (Directors with Title)<br>*(Provisions omitted)* | Article 25. (Directors with Title)<br>*(Same as present)* |
| Article 22. (Representing Directors)<br>The Board of Directors shall, by its resolution, appoint Representative Director(s) from among Directors with Title. | Article 26. (Representing Directors)<br>The Board of Directors shall, by its resolution, elect Representative Director(s) from among Directors with Title. |
| Article 23. and Article 24. | Article 27. and Article 28. |

| | |
|---|---|
| *(Provisions omitted)* | *(Same as present)* |
| Article <u>25</u>. (Appointment of Corporate Auditors)<br>The Corporate Auditors shall be appointed at a general meeting of shareholders.<br>(2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the <u>total</u> voting rights, and a majority of the votes shall be requisite for adoption of the resolution. | Article <u>29</u>. (Appointment of Corporate Auditors)<br>*(Same as present)*<br>(2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights <u>of such shareholders entitled to exercise their voting rights</u>, and a majority of the votes <u>of the shareholders present</u> shall be requisite for adoption of the resolution. |
| Article <u>26</u>. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last <u>settlement of accounts</u> within four (4) years after their <u>assumption of office</u>.<br>(2)The term of office of a Corporate Auditor who was appointed to fill a vacancy due to the retirement of a Corporate Auditor from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the retiring Corporate Auditor. | Article <u>30</u>. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last <u>business year ending</u> within four (4) years after their <u>election</u>.<br>*[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |

| | |
|---|---|
| Article 27. (Remuneration of Corporate Auditors)<br><br>The remuneration and retiring allowances for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. | Article 31. (Remuneration, Etc. of Corporate Auditors)<br>The Remuneration, Etc. for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. |
| Article 28. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting. | Article 32. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. |
| *(New)* | (2) A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors. |
| Article 29. (Full-time Corporate Auditors)<br>The Auditors shall, by mutual vote, appoint Full-time Corporate Auditor(s). | Article 33. (Full-time Corporate Auditors)<br>The Board of Corporate Auditors shall, by its resolution, elect Full-time Corporate Auditor(s). |
| Article 30. (Fiscal Year)<br>The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year. | Article 34. (Business Year)<br>The business year of the Company shall be from April 1 of each year to March 31 of the following year. |

| | |
|---|---|
| Article 31. (Payment of Dividends)<br><br>Dividends shall be paid to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year. | Article 35. (Record Date for Dividends from Surplus)<br><br>The record date for year-end dividends of the Company shall be March 31 of each year. |
| Article 32. (Interim Dividends)<br><br>The Company may, by a resolution of the Board of Directors, pay interim dividends (hereinafter they mean the cash distributions made pursuant to Article 293-5 of the Commercial Code) to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders on September 30 of each year. | Article 36. (Interim Dividends)<br><br>The Company may, by a resolution of the Board of Directors, pay interim dividends, with the record date therefor being September 30 of each year. |
| Article 33. (Lapse of the Rights on Dividends etc.)<br><br>If any dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. | Article 37. (Lapse of the Rights on Dividends)<br><br>If any year-end dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. |

June 2, 2006

Takeda Pharmaceutical Company Limited

**Dissolution of Mizusawa Distribution Co., our sub-subsidiary**

We hereby report that the dissolution of Mizusawa Distribution Co. (head office: Tainai City, Niigata Prefecture: President: Kenji Tatamida; the company is hereinafter referred to as "Mizusawa"), our sub-subsidiary*, has been resolved at the company's extraordinary shareholders' meeting held today.

As the 100% subsidiary of Takeda's subsidiary Mizusawa Industrial Chemicals Inc., Mizusawa has been engaged in the shipping and transport operations of Mizusawa Industrial Chemicals' products. However, it has remained a dormant company since 1995.

Corporate dissolution has been decided since there were no plans to resume business from here on.

The impact of Mizusawa's dissolution on our company's business is slight, and no changes will be made in our company's business outlook for this term.

[Overview of Mizusawa Distribution Co.]

| | |
|---|---|
| Date of Incorporated: | November 30, 1992 |
| Location: | Tainai City, Niigata Prefecture |
| Line of Business: | Shipping and transport of products manufactured by Mizusawa Industrial Chemicals |
| Paid-In Capital: | 20 million yen |
| Representative: | Kenji Tatamida |
| Number of Employees: | 0 (a dormant company) |
| Listed Stock Exchanges: | Unlisted |
| * Shareholder: | Mizusawa Industrial Chemicals Inc. (100%) |
| Sales: | 0 (a dormant company) |

June 13, 2006

RECEIVED
2007 MAR -5 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Cephalon and Takeda Announce Agreement to Co-Promote PROVIGIL® in the United States

## *Agreement More Than Doubles Size of PROVIGIL Sales Force*

Frazer, Pa. and Lincolnshire, Ill. - June 12, 2006 - Cephalon, Inc. (Nasdaq: CEPH) and Takeda Pharmaceuticals North America, Inc. today announced that the companies have entered into an agreement to co-promote PROVIGIL® (modafinil) Tablets [C-IV] in the United States.

In July, 500 Takeda sales representatives will begin promoting PROVIGIL to primary care physicians and other appropriate health care professionals in the United States. At that time, the Cephalon and Takeda sales force co-promoting PROVIGIL will consist of approximately 900 people.

"Takeda Pharmaceuticals North America has a proven record in co-promoting innovative pharmaceutical products to primary care physicians, who represent the most rapidly growing market segment for this product," said Robert P. Roche, Jr., executive vice president, worldwide pharmaceutical operations, of Cephalon. "Takeda also has an established presence in the central nervous system therapeutic area, and they will enable us to significantly increase market penetration as we seek to maximize PROVIGIL sales growth over the next several years."

"We are pleased to partner with Cephalon, a dynamic company with a leadership position in the central nervous system market. This relationship is a great fit for both companies," said Mark Booth, president of Takeda Pharmaceuticals North America. "Adding PROVIGIL to our new central nervous system portfolio and having our representatives promote it alongside Takeda's ROZEREM will be of great value to physicians and patients because of the respective roles of each product in the sleep-wake cycle."

The co-promotion agreement will run for three years with an option to renew annually. As part of the agreement, Cephalon also has an option to utilize the Takeda sales force for the promotion of NUVIGIL™ (armodafinil) Tablets, assuming U.S. Food and Drug Administration (FDA) approval of this new product candidate. On May 1, 2006, Cephalon announced that it had received an approvable letter from the FDA for NUVIGIL.

Cephalon will pay Takeda a royalty based on certain sales criteria for PROVIGIL and NUVIGIL. Under the agreement, Cephalon will retain all responsibility for the development, manufacture, distribution and sale of PROVIGIL. Cephalon and Takeda will form a joint commercial committee to manage the promotion of PROVIGIL.

### About PROVIGIL

Modafinil is the first and only medication in a new class of wake- promoting agents believed to work selectively through the sleep/wake centers to activate the cortex of the brain. The medication is currently approved in more than 20 countries and is available under several brand names including PROVIGIL. In 2004, the FDA approved PROVIGIL for improving wakefulness in patients with excessive sleepiness associated with shift work sleep disorder and as an adjunct to standard therapies for obstructive sleep apnea/hypopnea syndrome. PROVIGIL was originally approved in 1998 for improving wakefulness in patients with excessive sleepiness associated with

narcolepsy.

Cephalon, Inc.

Founded in 1987, Cephalon, Inc. is an international biopharmaceutical company dedicated to the discovery, development and marketing of innovative products in four core therapeutic areas: central nervous system, pain, oncology and addiction. Cephalon currently employs approximately 3,000 people in the United States and Europe. U.S. sites include the company's headquarters in Frazer, Pennsylvania, and offices, laboratories or manufacturing facilities in West Chester, Pennsylvania, Salt Lake City, Utah, and suburban Minneapolis, Minnesota. Cephalon's European headquarters are located in Maisons-Alfort, France.

Cephalon currently markets four proprietary products in the United States: PROVIGIL (modafinil) Tablets [C-IV], GABITRIL® (tiagabine hydrochloride), ACTIQ® (oral transmucosal fentanyl citrate) [C-II], and TRISENOX® (arsenic trioxide) injection. In addition, VIVITROL™ (naltrexone for extended-release injectable suspension) was recently approved in the United States and is expected to be available in June 2006. Cephalon also markets numerous products internationally. Full U.S. prescribing information is available at www.cephalon.com or by calling 1-800-896-5855.

Takeda Pharmaceuticals North America, Inc.

Based in Lincolnshire, Ill., Takeda Pharmaceuticals North America, Inc., is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets oral diabetes, insomnia, cholesterol-lowering and gastroenterology treatments, and through the Takeda Global Research & Development Center, Inc., the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. To learn more about the company and its products, visit www.tpna.com.

* * *

In addition to historical facts or statements of current condition, this press release may contain forward-looking statements. Forward-looking statements provide Cephalon's current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, interpretation of clinical results, prospects for regulatory approval, including the projected timelines for and likelihood of approval of NUVIGIL; manufacturing development and capabilities; market prospects for Cephalon's products, including as a result of the co-promotion agreement with Takeda and whether Cephalon can significantly increase the market penetration and maximize sales growth of, or attain certain sales levels for, PROVIGIL or, if approved, NUVIGIL; sales and earnings guidance; and other statements regarding matters that are not historical facts, including: the total number of sales representatives expected to be promoting PROVIGIL in the future, the future performance of the Takeda sales force in promoting PROVIGIL; and the benefits that Cephalon expects to derive as a result of this collaboration. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Cephalon's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties facing Cephalon such as those set forth in its reports on Forms 8-K, 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, Cephalon does not intend to update publicly any forward-looking statement, except as required by law. The Private Securities Litigation Reform Act of 1995 permits this discussion.

June 16, 2006

Takeda Pharmaceutical Company Limited

# Additional Indication of Non-Erosive Reflux Disease Approved for Takepron® Capsules 15 and Takepron®OD Tablets 15

Osaka, Japan, June 16, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that, on June 15, an additional indication of non-erosive reflux disease was approved for Takepron® (generic name: lansoprazole) Capsules 15 and Takepron OD(*) tablets 15. An application for this indication was submitted in September 2004. The dosage and administration for non-erosive reflux disease are; a daily oral dose of 15mg once a day and the usual administration should be limited up to 4 weeks.
(*) OD: orally dispersing

Reflux esophagitis or GERD(*), which is caused by regurgitation of gastric contents, is classified into "erosive" and "non-erosive". The latter is associated with symptoms such as heartburn but without lesion in esophagus, and more than 50% of reflux esophagitis cases in Japan.
(*) GERD: gastroesophageal reflux disease

Takepron has become the first proton pump inhibitor approved for non-erosive reflux disease by Japanese health authorities, and therefore, Takeda is required to conduct post marketing surveillance studies specifically for non-erosive reflux disease indication.

The indications of Takepron approved before addition of this new indication are; Gastric ulcer, Duodenal ulcer, Stomach ulcer, Reflux esophagitis, Zollinger-Ellison syndrome, Adjunct to Helicobacter pylori eradication in the case of gastric ulcer or duodenal ulcer.

Takepron is a proton pump inhibitor discovered and synthesized by Takeda, and is being sold more than 90 countries in the world for the treatment of peptic ulcers and other gastroenterologic disorders while it was launched in Europe, Japan and the U.S. in 1991, 1992 and 1995 respectively. It is expected that, with this new indication Takepron be able to contribute to the treatment of wider range of patients with gastroenterologic disorders in Japan.

# # #

June 21, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, June 21, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on May 11, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From May 15, 2006 to June 20, 2006 |
| 3. Total number of shared acquired: | 11,140,000 shares |
| 4. Total value of acquisition: | Yen 79,915,854,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)

Resolution of the Board of Directors on May 11, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | 12 million shares (maximum)<br>(equivalent to 1.35% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Yen 80 billion (maximum) |
| 4. Schedule of acquisition: | From May 15, 2006 to June 20, 2006 |

###

June 27, 2006

Takeda Pharmaceutical Company Limited

# Takeda to Establish a New Company for European Sales & Marketing

Osaka, Japan, June 27, 2006 –– Takeda Pharmaceutical Company Limited ("Takeda") today announced that it will establish a new company for European sales & marketing, ("The New Company") in London, UK. The establishment of The New Company is a part of initiatives for solidifying marketing structure in three regions (Japan, USA, Europe) and for conducting self-sustaining and appropriate operations for respective markets. That is one of the management tasks set forth in Takeda's 2006-2010 Medium-Term Management Plan.

The New Company will supervise the overall business activities of Takeda's sales and marketing subsidiaries in Europe(*). Through promoting pan-European strategies from mid-and long-term perspectives, The New Company will enhance the sales and marketing functions of each subsidiary in the region. This approach will support the solid business structures in Europe toward the further growth of Takeda's business in the region.

(*) Laboratoires Takeda (France), Takeda UK Limited (UK),
Takeda Italia Farmaceutici S.p.A. (Italy), Takeda Pharma GmbH (Germany),
Takeda Pharma Ges.m.b.H (Austria), Takeda Pharma AG (Switzerland)

| | |
|---|---|
| Company name: | To be determined |
| Location: | London, United Kingdom |
| Capital: | Sterling pound 4 million |
| Date of establishment: | July 2006 (plan) |
| Start of operation: | October 2006 (plan) |

###

June 27, 2006

Takeda Pharmaceutical Company Limited

**Conclusion of a development and sales agreement with Affymax of the U.S., targeting all the world except Japan, for Hematide™, a renal and cancerous anemia treatment drug**

Takeda concluded today a licensing agreement targeting overseas countries with Affymax, Inc. of the United States (head office: Palo Alto, California; hereinafter Affymax) on Hematide™, a renal and cancerous anemia treatment drug which Affymax had created. Takeda has already concluded a licensing agreement with Affymax in February 2006 targeting Japan. As a result of the present agreement, Takeda will have obtained exclusive development and sales rights of Hematide™ throughout the world.

Hematide™ is a synthetic peptide that acts on the receptors of erythropoietin (EPO), a hormone that promotes the production of erythrocytes, and has an erythrocyte-increasing activity. At present, Affymax is carrying out a Phase II clinical test targeting renal anemia patients who are undergoing dialysis and as well as pre-dialysis patients, and cancerous anemia patients who are undergoing treatment with chemotherapy drugs. Drugs that promote erythrocyte production comprise a $12 billion market throughout the world. These drugs reduce the need for blood transfusions in anemic patients, and alleviate the frequency and severity of anemia, thereby contributing to enhancing their QOL.

Based on the present agreement, Takeda will be paying the following amounts to Affymax: a contract lump sum payment of $105 million; milestone payments totaling $280 million in accordance with how future development progresses; and milestone payment of up to $150 million in accordance with the drug's worldwide sales value after market release.

In the US market, Takeda and Affymax will cover the development costs. After product approval, the two companies will carry out co-promotions and split the profit,

which is calculated by deducting expenses from the sales value. For markets other than the U.S., Takeda will carry out development and sales, and pay a royalty fee to Affymax in accordance with the sales value. Concerning product supply, we will import drug substance from Affymax and turn it into a finished product.

Yasuchika Hasegawa, President and CEO of Takeda Pharmaceutical says, "Hematide™ is a product that is related to the cardiovascular and diabetes sectors as well as the cancer sector that are the key disease sectors of our company's R&D. As the pathology progresses, many cardiovascular disease and diabetes patients become afflicted with chronic renal diseases. On the other hand, many cancer patients suffer from anemia attributable to chemotherapy drugs or to cancer itself. I am convinced that we can contribute to the treatment of these patients through this drug. I am very happy to be able, with this agreement, to obtain the worldwide development and sales rights for Hematide™, an important product in terms of our product strategy. We will also aim at releasing the product as soon as possible by carrying out development activities under even closer cooperation with Affymax."

**[About Hematide™]**

Hematide™ is a synthetic peptide called the erythropoiesis-stimulating agent (ESA). To date, the drug has been confirmed to increase the volume of hemoglobin, a fact that was shown in a clinical test targeting healthy adults as well as pre-dialysis renal anemia patients. Hematide™ has an amino acid sequence that is completely different from that of EPO and other hormones inside the human body. It is believed that Hematide™ does not produce anti-EPO antibodies. Compared with the existing EPO drug products, moreover, it is expected to make a dosing interval of weeks and storage at room temperature possible.

**[About Affymax Inc.]**

Affymax is a bio-venture company that has its head office in Palo Alto, California. Deriving from synthetic peptide, it specializes in searching drug discovery targets related to renal diseases and cancers.

Company name: Affymax Inc.

Address: 4001 Miranda Avenue, Palo Alto, CA 94304

Established: August 2001

Representative: Arlene M. Morris, President and Chief Executive Officer

Number of employees: 65

Web URL : www.affymax.com

June 28, 2006

Takeda Pharmaceutical Company Limited

# Correction against Takeda Based on Transfer Pricing Taxation

Osaka, Japan, June 28, 2006 — Takeda Pharmaceutical Company Limited ("Takeda") today received a notice of correction based on transfer pricing taxation from the Osaka Regional Taxation Bureau ("ORTB") founded on the ORTB's conclusion that the profits earned in the US market in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc., a fifty-fifty joint venture between Abbott Laboratories and Takeda America Holdings, Inc., a wholly owned subsidiary of Takeda in the US, over the six-year period from fiscal year ending March 2000 through fiscal year ending March 2005 were under-allocated to Takeda.

In the notice of correction, the assessed income is ¥122.3 billion for the six-year period, and the total additional tax is approximately ¥57 billion, including local taxes and others.

Takeda disagrees to this correction because:

- There is absolutely no purpose or motive for Takeda to transfer income to TAP.
- The transaction prices in question are not to be set without the consent from a U.S. third party as the joint venture partner and are essentially the Arm's Length Prices, and accordingly no transfer pricing taxation should be applicable to the transactions in question.
- The original allocation of profits between Takeda and TAP is fair, and the profit allocation amounts so corrected by the ORTB are not fair or reasonable.

Takeda will seek through legal procedures to have this correction revoked.

###

July 10, 2006
Galaxy Biotech, LLC
Takeda Pharmaceutical Company Limited

# Takeda and Galaxy Biotech Sign License Agreement for Galaxy's Investigational Antibodies for the Treatment of Cancer

Osaka, Japan and Cupertino, California, U.S.A., July 10, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") and Galaxy Biotech, LLC ("Galaxy") announced today that on July 1, both parties have entered into an agreement for the development and marketing of HuL2G7, a humanized anti-Hepatocyte Growth Factor (HGF) monoclonal antibody created by Galaxy.

Under the agreement, Takeda has received exclusive worldwide rights to develop, manufacture and market the HuL2G7 antibody. Takeda will pay Galaxy an up-front licensing fee of US $2 million; milestone payments on the achievement of certain preclinical, clinical and regulatory milestones; and royalties on product sales. Takeda will also fund further research activities at Galaxy on the humanized anti-HGF antibody and successor agents for a period of four years.

HuL2G7 is a recombinant, humanized antibody that blocks the activity of human HGF, a growth factor believed to mediate proliferation, metastasis, anti-apoptosis and neoangiogenesis of many types of tumors. In a recent study published in the journal Clinical Cancer Research, Galaxy investigators and collaborators at the Kennedy Krieger Institute in Baltimore, Maryland, showed that in animal models, treatment with HuL2G7 induced substantial tumor regression and greatly prolonged survival(*).

"We are extremely pleased to enter this alliance with Takeda, one of the 20 largest pharmaceutical companies," said Cary Queen, Ph.D., President of Galaxy. "We believe their strong commitment and capabilities in research, development and marketing, including a major presence in the U.S., will enable rapid development of the humanized anti-HGF antibody, which has the potential to be an important new treatment for major types of cancer."

"This alliance with Galaxy surely represents our initiative to enhance the R&D pipeline in oncology, including antibody drug technology, which is one of our core therapeutic areas," said Yasuchika Hasegawa, President of Takeda. "We expect that HuL2G7 will be successfully developed to contribute to the cancer treatment field where there still remain unmet needs of the patient and physicians population."

(*) Clinical Cancer Research 2006;12(4) February 15, 2006 1292-1298

# # #

About Galaxy
Galaxy Biotech, LLC, is a new company with laboratories in Mountain View, CA, that is developing humanized antibodies against growth factors and their receptors for the treatment of cancer. The company was founded by Jin Kim, Ph.D., a leading scientist in the field of monoclonal antibodies and their application to cancer; Cary Queen, Ph.D., a

senior biotechnology executive who previously led the team that developed fundamental technology for the humanization of antibodies; and James Larrick, M.D., Ph.D., who has founded a number of biotechnology companies.

###

July 11, 2006
Takeda Pharmaceutical Company Limited

# Takeda's Investigational Compound TAK-491 for Treatment of Hypertension Enters into Phase 2 Clinical Stage in the U.S. and Europe

Osaka, Japan, July 11, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that its investigational compound TAK-491 has entered into Phase 2 clinical stage in the U.S. and Europe. TAK-491 is an angiotensin receptor blocker (ARB) discovered by Takeda and its mechanism of action is to lower blood pressure by inhibiting action of a vasopressor hormone Angiotensin II.

TAK-491 is expected to show stronger anti-hypertensive action, and also to have superior profile in improving the insulin resistance and decreasing proteinuria, as compared to existing ARBs on the market.

"TAK-491 is one of our candidate products which is expected to succeed our current mainstay product, Candesartan, an ARB." said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "We will vigorously conduct clinical development of TAK-491 so that we can offer an additional treatment option for patients with hypertension and their physicians as early as possible."

In the anti-hypertensive market, the ARB class is now recognized as a mainstream treatment option. TAK-491, if successfully developed and launched, has the potential to become the most effective member of this important class of drugs, and is expected to support the expansion of the U.S. diabetic franchise of Actos® (generic name: pioglitazone HCl) into Lifestyle-related diseases, and to further enhance the presence in the European cardiovascular market established by Candesartan.

# # #

July 21, 2006
Takeda Pharmaceutical Company Limited

# Start of Phase 3 Clinical Program in the U.S. of Fixed Dose Combination Product of Actos® + TAK-536 for Treatment of Patients with Type 2 Diabetes Associated with Hypertension

Osaka, Japan, July 21, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that its wholly owned subsidiary, Takeda Global Research & Development Center, Inc., has started the phase 3 clinical program of fixed dose combination product of Actos® (generic name: pioglitazone HCl) and Takeda's novel investigational drug TAK-536 in the U.S.

Actos is being marketed in more than 60 countries in the world, including in the U.S. by Takeda Pharmaceuticals North America, Inc., also a wholly owned subsidiary of Takeda. It is indicated for patients with type 2 diabetes with the action of improving insulin resistance, and TAK-536 is a novel angiotensin receptor blocker (ARB) discovered by Takeda currently under development for treatment of hypertension in the U.S. and Europe.

This combined product is expected to provide additional blood glucose-lowering effects compared to Actos alone, while also offering anti-hypertensive action and multi-organ protective action derived from ARBs.

"In the U.S., the prevalence of hypertension among the patients with diabetes is said to be approximately 60%(*), therefore, we believe that this combined product, if successfully developed and launched, can add a beneficial treatment option for type 2 diabetes patients with hypertension." said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "The development of this combined product and its earliest launch possible represent our commitment to further enhance the U.S. diabetic franchise that has been established with Actos."

(*) Based on information in the website of American Diabetic Association.

# # #.

# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

## First quarter results for the fiscal year ending March 31, 2007

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited** — **July 31, 2006**

TSE Code: 4502
URL: http://www.takeda.co.jp/
President & COO: Yasuchika Hasegawa
Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo
Inquiries: Toyoji Yoshida, Director
General Manager
Corporate Communications Department
Telephone: +81 6 6204-2060 / +81 3 3278-2039

### 1. Information relating to the preparation of quarterly financial statements

Adoption of simplified accounting treatments: Adopted

Income tax expenses are calculated by multiplying quarterly income before income tax by the estimated tax rate for the fiscal year.

Differences in accounting treatments applied compared to previous consolidated fiscal year: None

Changes in the scope of consolidation or application of the equity method:

| | | |
|---|---|---|
| Consolidated | (Newly added) 1 company | (Excluded) None |
| Equity method | (Newly added) 1 company | (Excluded) 1 company |

### 2. First Quarter Consolidated Financial Results (April 1, 2006 to June 30, 2006) for the Fiscal Year ending March 31, 2007

1) Consolidated Operating Results

*Millions of yen, rounded to the nearest million*

| | Three months ended June 30, 2006 | | Three months ended June 30, 2005 | | Fiscal year ended March 31, 2006 |
|---|---|---|---|---|---|
| | | *Change %* | | *Change %* | |
| Net sales | 334,308 | 6.7 | 313,447 | 5.6 | 1,212,207 |
| Operating income | 132,083 | 0.2 | 131,776 | 7.7 | 402,809 |
| Ordinary income | 162,559 | 4.5 | 155,558 | 10.0 | 485,354 |
| Net income | 124,635 | 8.1 | 115,246 | 28.3 | 313,249 |
| Earnings per share (¥) | ¥141.30 | | ¥130.19 | | ¥353.47 |
| Earnings per share (diluted) (¥) | -- | | -- | | -- |

Note: Percentages for net sales, operating income, ordinary income and net income represent the amount of change over the previous comparable period.

2) Financial Position

*Millions of yen, rounded to the nearest million*

| | As of June 30, 2006 | As of March 31, 2006 |
|---|---|---|
| Total assets | 2,961,389 | 3,042,294 |
| Net assets | 2,384,769 | 2,348,429 |
| Net assets / total assets (%) | 79.2 | 77.2 |
| Net assets per share (¥) | ¥2,674.68 | ¥2,652.59 |

### 3. Consolidated forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007)

*Millions of yen*

| | Interim period ending September 30, 2006 | Fiscal year ending March 31, 2007 |
|---|---|---|
| Net sales | 605,000 | 1,230,000 |
| Ordinary income | 245,000 | 486,000 |
| Net income | 175,000 | 320,000 |

Notes: 1. Net income per share forecast for the fiscal year ending March 31, 2007: ¥361.50
2. Forecasts are unchanged from those announced in May 2006.

[Descriptive information on consolidated results for the 1st quarter]

## 1. OVERVIEW OF CONSOLIDATED OPERATING RESULTS FOR 1ST QUARTER

[Consolidated net sales]
Consolidated net sales increased ¥20.9 billion (6.7%) to ¥334.3 billion from the same period of the previous year.

- In April 2006, the beverage and food business of Takeda Food Products, Ltd., a subsidiary of Takeda, was transferred to House Wellness Foods Corporation, Ltd., a joint venture between Takeda and House Foods Corp. The negative effect from this transfer on sales, however, was more than offset by the growth of ethical drugs sales, mainly in Takeda Pharmaceuticals North America, Inc., a U.S. subsidiary. As a result, consolidated net sales increased.
- The impact of foreign exchange rate fluctuations increased revenues by ¥7.5 billion compared to the same period last year, as a result of the weakening of the yen against both the US dollar and the Euro.
- The table below shows consolidated sales of four international strategic products:

| | | |
|---|---|---|
| Drug for treatment of prostate cancer and endometriosis<br>*Leuprorelin* (Japan product name: *Leuplin*) | ¥32.7 billion | Up ¥0.4 billion (1.1%) from same period last year |
| Drug for treatment of peptic ulcer<br>*Lansoprazole* (Japan product name: *Takepron*) | ¥40.2 billion | Down ¥6.4 billion (13.8%) from same period last year |
| Drug for treatment of hypertension<br>*Candesartan* (Japan product name: *Blopress*) | ¥52.3 billion | UP ¥3.0 billion (6.2%) from same period last year |
| Drug for treatment of diabetes<br>*Pioglitazone* (Product name: *Actos*) | ¥84.0 billion | UP ¥28.6 billion (51.5%) from same period last year |

[Gross profit]
Gross profit increased ¥21.3 billion (8.8%) from the same period last year to ¥264.5 billion.

- The gross profit margin ratio improved 1.5 points to 79.1%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and by the exclusion of the transferred beverage and food business that had a low gross profit ratio.

[Operating income]
Operating income increased ¥0.3 billion (0.2%) from the same period last year to ¥132.1 billion.

- Operating income increased due to the increase in gross profit, which more than offset the increase in selling, general and administrative expenses by ¥21.0 billion (18.8%) from the same period last year to ¥132.4 billion.
- R&D expenses increased by ¥16.1 billion (46.6%), mainly due to up-front payment recorded in the first quarter for an exclusive license to develop and sell in overseas markets *Hematide*, a drug for chronic kidney disease/cancer related anemia developed by Affymax in the U.S., as well as to the progress of overall development activities.

[Ordinary income]
Ordinary income increased ¥7.0 billion (4.5%) from the same period last year to ¥162.6 billion.

- In addition to the increased operating income, the increase of non-operating income by ¥6.7 billion also contributed to the increase in ordinary income, supported by the increased interest income received by Takeda America Holdings, Inc., a U.S. subsidiary, and increased equity in earnings of affiliated companies.
- Equity in earnings of affiliated companies increased ¥4.6 billion (36.3%) to ¥17.3 billion. Equity in the earnings from TAP Pharmaceutical Products Inc., a U.S. affiliated company reported by the equity method, increased by ¥3.9 billion (33.5%) to ¥15.4 billion.

[Consolidated net income]
Consolidated net income increased ¥9.4 billion (8.1%) from the same period last year to ¥124.6 billion.

- In addition to the increase in ordinary income, increase in extraordinary income by ¥5.7 billion to ¥38.2 billion also contributed.
- Extraordinary income for the current first quarter includes a gain from transfer of the beverage and food business of Takeda Food Products, Ltd., a gain from the partial transfer of Wyeth K.K. shares and a gain from transfer of shares of Mitsui Takeda Chemicals, Inc.
- Earnings per share for the current first quarter increased ¥11.11 to ¥141.30 from the same period last year.

## 2. RESULTS BY SEGMENT FOR 1ST QUARTER

The following table shows sales and operating income for each business segment:

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Change from same period last year | Amount | Change from same period last year |
| Pharmaceuticals segmnent | ¥310.0 billion | Up ¥30.1 billion | ¥128.4 billion | Down ¥0.6 billion |
| Ethical drugs | ¥296.6 billion | Up ¥30.2 billion | | |
| <Japan> | <¥135.6 billion> | <Up ¥6.5 billion> | | |
| <Overseas> | <¥161.0 billion> | <Up ¥23.7 billion> | | |
| Consumer healthcare | ¥13.5 billion | Down ¥0.1 billion | | |
| Other segment | ¥24.3 billion | Down ¥9.3 billion | ¥3.7 billion | Up ¥0.3 billion |

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]
Consolidated net sales by the Pharmaceuticals segment increased ¥30.1 billion (10.8%) from the same period last year to ¥310.0 billion. Operating income decreased ¥0.6 billion (0.5%) to ¥128.4 billion.

- Sales by the Ethical drugs business increased ¥30.2 billion (11.4%) to ¥296.6 billion.

Sales of ethical drugs in the Japan market increased ¥6.5 billion (5.1%) to ¥135.6 billion, absorbing the negative impact from the revision of National Health Insurance (NHI) drug prices in April 2006.
The following table shows sales results for major products in Japan.

| | | |
|---|---|---|
| *Blopress* (drug for hypertension treatment) | ¥33.5 billion | Up ¥2.0 billion (6.4%) from same period last year |
| *Leuplin* (drug for prostatic cancer and endometriosis treatment) | ¥16.5 billion | UP ¥0.3 billion (2.1%) from same period last year |
| *Basen* (drug for treatment of postprandial hyperglycemia) | ¥15.4 billion | Down ¥2.4 billion (13.3%) from same period last year |
| *Takepron* (drug for peptic ulcer treatment) | ¥14.9 billion | UP ¥0.7 billion (4.8%) from same period last year |
| *Actos* (drug for diabetic treatment) | ¥8.5 billion | UP ¥2.9 billion (52.1%) from same period last year |

Sales of ethical drugs in overseas markets increased ¥23.7 billion (17.3%) to ¥161.0 billion compared to the same period in the previous year including the positive impact from the weaker yen.
In the U.S., Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), started in January 2006. Supported by the market expansion resulting from the introduction of this insurance plan, sales of *Actos* for type II diabetes including *Actoplus Met* (a fixed combination of *Actos* and *metformin* launched in the market in November 2005) increased US$184 million (43.2%) from the same period last year, to US$611 million. Sales of *ROZEREM*,(generic name: *ramelteon*) an insomnia treatment launched in September 2005, totaled US$16 million. Sales of *Amitiza* (generic name: *lubiprostone*) , a drug for chronic idiopathic constipation, launched into the market in April 2006 totaled US$5 million.
In Europe, overall ethical drug sales decreased due to the decline in export of products to licensees, mainly *lansoprazole,* while sales of *Actos* increased.

- Sales by the Consumer healthcare business decreased ¥0.1 billion (0.8%) from the same period in the previous year to ¥13.5 billion, due to decreased sales of *Alinamin* tablets, etc.

[Other segment]
Sales by Other businesses decreased ¥9.3 billion (27.6%) from the same period last year to ¥24.3 billion. Operating income increased ¥0.3 billion (10.3%) to ¥3.7 billion.

- The sharp sales decline from the same period last year was due to transfer of the beverage and food business of Takeda Food Products, Ltd. in April 2006.

3. Research & Development

Seeking to enhance our R&D pipelines, which serve as sources for growth and the early launching of new products into the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urologic diseases (including gynecology); central-nervous system disease (including bone and joint diseases); and gastroenterology diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major results of R&D activities during the current quarter are:

[In-house R&D]

- In July 2006, we started the Phase II trials for TAK-491, a drug for treating hypertension, in Europe and the U.S. Compared with the angiotensin II receptor blockers currently available on the market, TAK-491 is expected to have strongeranti-hypertensive action, and improve the insulin resistance and decrease proteinuria.

[Maximization of Product Added Value]

<Lansoprazole> (Japan product name: *Takepron*)

- In June 2006, for 15mg capsules and OD 15mg tablets of Takepron, an antiulcer drug, Takeda received approval for indication of "non-erosive reflux disease" from the Ministry of Health, Labor and Welfare.

<Candesartan> (Japan product name: *Blopress*)

- In July 2006, sub-analysis data was published in the July issue of the medical journal "American Heart Journal" indicating that Candesartan significantly reduced the incidence of atrial fibrillation in patients with chronic heart failure.

<Pioglitazone> (Product name: *Actos*)

- In June 2006, the Committee for Medicinal Products for Human Use (CHMP) in Europe issued a positive opinion recommending to grant a marketing authorization for *Competact*, a drug for treatment of Type II diabetes that is a fixed combination of *Actos* 15mg and *Metformin* 850mg.

- In June 2006, at the 66th convention of the American Diabetes Association (ADA), we presented additional analysis results for the PROactive Study (a randomized, double blind, placebo-controlled outcome study to look at the effect of ACTOS in reducing the mortality and morbidity associated with macrovascular disease progression in high-risk patients with type 2 diabetes). Study results showed that *Actos* significantly reduced the occurrence of major adverse cardiovascular events (MACE) such as heart attacks (excluding silent heart attacks), nonfatal stroke, acute coronary syndrome (ACS) and cardiovascular death in high-risk patients with type 2 diabetesand significantly decreased the progression to permanent insulin use.

- In June 2006, at the 66th convention of the American Diabetes Association (ADA), we announced the outline of trial designs of CHICAGO study. The CHICAGO study is to examine the effects of ACTOS on measures of the atherosclerotic disease process in patients with type 2 diabetes. There are 493 patients with Type II diabetes in the Chicago area now enrolled in this clinical trial.

- In July 2006, we commenced Phase III trials in the U.S. for a fixed combination of Actos and *TAK-536*, a novel angiotensin II receptor blocker created by Takeda for the treatment of hypertension.

- In July 2006, FDA approval was granted for marketing of Duetact, a fixed combination of *Actos* and *Glymepirid (sulfonylurea)*, in the United States.

<Ramelteon> (US product name: *Rozerem*)

- In April 2006, Phase II trials were started in the U.S. for Alzheimer's disease patients with sleep disorder.

[In-licensing and alliance activities]

- In June 2006, Takeda concluded a license agreement with Affymax Inc. in the U.S., under which Takeda acquired an exclusive right to market HEMATIDE, a drug developed by Affymax for chronic kidney disease/cancer related anemia, in overseas markets. Takeda and Affymax had already concluded a license agreement for the Japan market in February 2006. With the conclusion of this agreement, Takeda now has an exclusive right to develop and market HEMATIDE worldwide.

- In July 2006, Takeda concluded a license agreement with Galaxy Biotech, LLC. in the U.S. for HuL2G7, a humanized anti-Hepatocyte Growth Factor (HGF) antibody developed by Galaxy Biotech, under which Takeda acquired an exclusive right to develop, manufacture and market HuL2G7 worldwide.

Takeda

## Consolidated Financial Statements and the Related Information

### 1. Consolidated Statements of Income (summary)

*Millions of yen*

| | Three months ended June 30, 2006 | | Three months ended June 30, 2005 | | Increase (decrease) | For reference: FY ended March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| Net sales* | 334,308 | 100.0% | 313,447 | 100.0% | 20,861 | 1,212,207 | 100.0% |
| Cost of sales | 69,786 | 20.9 | 70,217 | 22.4 | (431) | 282,102 | 23.3 |
| Selling, general and administrative expenses | 132,439 | 39.6 | 111,454 | 35.6 | 20,985 | 527,296 | 43.5 |
| [R&D expenses] | 50,563 | | 34,508 | | 16,055 | 169,645 | |
| **Operating income** | **132,083** | **39.5** | **131,776** | **42.0** | **307** | **402,809** | **33.2** |
| Non-operating income | 32,729 | 9.8 | 25,744 | 8.2 | 6,985 | 103,867 | 8.6 |
| Interest income | 10,977 | | 5,692 | | 5,285 | 30,710 | |
| Dividend income | 2,165 | | 2,051 | | 114 | 3,501 | |
| Equity in earnings of affiliates | 17,252 | | 12,655 | | 4,597 | 54,184 | |
| Other non-operating income | 2,335 | | 5,345 | | (3,010) | 15,472 | |
| Non-operating expenses | 2,253 | 0.7 | 1,961 | 0.6 | 292 | 21,322 | 1.8 |
| **Ordinary income** | **162,559** | 48.6 | 155,558 | 49.6 | 7,001 | 485,354 | 40.0 |
| Extraordinary income | 38,234 | 11.4 | 32,488 | 10.4 | 5,746 | 32,604 | 2.7 |
| Income before income taxes and minority interests | 200,794 | 60.1 | 188,046 | 60.0 | 12,748 | 517,957 | 42.7 |
| **Net income** | **124,635** | **37.3** | **115,246** | **36.8** | **9,389** | **313,249** | **25.8** |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| (*) Revenues relating to intellectual property rights included in net sales | 17,585 | 5.3 | 16,128 | 5.1 | 1,457 | 50,768 | 4.2 |

(Note) Percentage represents ratio to net sales.

## 2. Consolidated Balance Sheets (summary)

**ASSETS**

*Millions of yen*

| | As of June 30, 2006 | | As of March 31, 2006 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Current assets** | **2,311,745** | **78.1%** | **2,371,970** | **78.0** | **(60,225)** |
| Cash and deposits | 542,121 | | 450,709 | | 91,412 |
| Notes and accounts receivable | 277,107 | | 236,680 | | 40,427 |
| Marketable securities | 1,209,922 | | 1,405,811 | | (195,889) |
| Inventories | 97,796 | | 98,258 | | (462) |
| **Fixed assets** | **649,643** | **21.9** | **670,324** | **22.0** | **(20,681)** |
| Tangible fixed assets | 229,685 | | 215,670 | | 14,015 |
| Intangible fixed assets | 6,969 | | 5,330 | | 1,639 |
| Investments and other assets | 412,990 | | 449,325 | | (36,335) |
| (Investment securities) | 353,064 | | 387,964 | | (34,900) |
| **Total assets** | **2,961,389** | **100.0** | **3,042,294** | **100.0** | **(80,905)** |

**LIABILITIES AND NET ASSETS (MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)**

*Millions of yen*

| | As of June 30, 2006 | | As of March 31, 2006 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Liabilities** | **576,619** | **19.5** | **646,671** | **21.2** | **(70,053)** |
| Current liabilities | 423,498 | | 488,227 | | (64,729) |
| Long-term liabilities | 153,121 | | 158,444 | | (5,323) |
| **Minority interests** | — | | **47,193** | **1.6** | — |
| **Shareholders' equity** | — | | **2,348,429** | **77.2** | — |
| (Retained earnings) | — | | 2,062,226 | | — |
| (Unrealized gain on securities) | — | | 171,844 | | — |
| (Foreign currency translation adjustment) | — | | 4,224 | | — |
| **Net assets** | **2,384,769** | **80.5** | — | | — |
| Shareholder's equity | 2,190,647 | | — | | — |
| Variance from evaluation/ translation | 155,499 | | — | | — |
| (Unrealized gain on securities) | 165,750 | | — | | — |
| (Foreign currency translation adjustment) | (10,171) | | — | | — |
| Minority interests | 38,623 | | — | | — |
| **Liabilities And Net Assets (Minority Interests And Shareholders' Equity) Total** | **2,961,389** | **100.0** | **3,042,294** | **100.0** | **(80,905)** |

## 3. Business Segment Information

**First quarter (April 1, 2006 – June 30, 2006) of fiscal year ending March 31, 2007**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 310,046 | 24,262 | 334,308 | – | 334,308 |
| Operating income | 128,357 | 3,688 | 132,045 | 39 | 132,083 |

**First quarter (April 1, 2005 – June 30, 2005) of fiscal year ended March 31, 2006**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 279,915 | 33,531 | 313,447 | – | 313,447 |
| Operating income | 129,004 | 3,345 | 132,349 | (574) | 131,776 |

**(For reference) Fiscal Year ended March 31, 2006 (4/1/2005 - 3/31/2006)**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 1,074,519 | 137,688 | 1,212,207 | – | 1,212,207 |
| Operating income | 388,068 | 14,720 | 402,788 | 21 | 402,809 |

Note 1: Sales figures refer to sales to outside customers.

**Sales to outside customers**

*Millions of yen*

| | | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent | (For reference) FY ended March 31, 2006 |
|---|---|---|---|---|---|
| Pharmaceuticals | Ethical drugs | 296,579 | 266,340 | 11.4 | 1,019,074 |
| | Domestic | 135,574 | 129,054 | 5.1 | 493,493 |
| | Overseas | 161,005 | 137,286 | 17.3 | 525,582 |
| | Consumer healthcare | 13,467 | 13,576 | (0.8) | 55,445 |
| | Subtotal | 310,046 | 279,915 | 10.8 | 1,074,519 |
| Other | | 24,262 | 33,531 | (27.6) | 137,688 |
| Total | | 334,308 | 313,447 | 6.7 | 1,212,207 |

Note 2: Main products of each business segment are as follows

| Business segment | Business division | Main products |
|---|---|---|
| Pharmaceuticals | Ethical drugs | Ethical pharmaceuticals |
| | Consumer healthcare | OTC pharmaceutical products and quasi-drugs |
| Other | Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial chemicals (health foods, beverages)*1 | |

*1. In April 2006 beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, a joint venture between Takeda and House Foods Corp.

Takeda

## 4. Sales of international strategic products

**Consolidated sales of international strategic products (ethical pharmaceuticals)**

*Billions of yen*

| | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent |
|---|---|---|---|
| Leuprorelin | 32.7 | 32.4 | 1.1 |
| Lansoprazole | 40.2 | 46.6 | (13.8) |
| Candesartan | 52.3 | 49.2 | 6.2 |
| Pioglitazone | 84.0 | 55.5 | 51.5 |

**Foreign exchange rate**

*Yen*

| | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) |
|---|---|---|---|
| US$ quarterly average April – June | 115 | 108 | 7 |
| Euro quarterly average April – June | 144 | 136 | 8 |

**For reference: Sales of in-house ethical products*[1]**

*Billions of yen*

| | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent |
|---|---|---|---|
| **Overseas sales Including affiliated companies** | 212.4 | 187.0 | 13.6 |
| Americas | 165.2 | 140.5 | 17.6 |
| Europe | 42.6 | 42.6 | 0.1 |
| Asia | 4.6 | 3.9 | 17.1 |
| **Domestic sales [unconsolidated]** | **99.3** | **96.3** | **3.1** |
| **Total sales** | **311.7** | **283.3** | **10.0** |
| **Ratio of overseas sales** | **68.1%** | **66.0%** | |

**Note 1:** Figures include sales by companies accounted for by the equity method (i.e., companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

Takeda

For reference:

**Worldwide sales of international strategic products including affiliated companies*[1]**

*Billions of yen*

| | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent |
|---|---|---|---|
| **Leuprorelin** | | | |
| Worldwide sales | 47.4 | 45.9 | 3.2 |
| Japan | 16.5 | 16.2 | 2.1 |
| Americas | 19.8 | 19.0 | 4.2 |
| Europe | 10.5 | 10.2 | 3.6 |
| Asia | 0.6 | 0.6 | (1.8) |
| **Lansoprazole** | | | |
| Worldwide sales | 96.8 | 100.6 | (3.7) |
| Japan | 14.9 | 14.2 | 4.8 |
| Americas | 70.1 | 71.9 | (2.5) |
| Europe | 11.0 | 13.7 | (19.6) |
| Asia | 0.8 | 0.7 | 8.4 |
| **Candesartan*[2]** | | | |
| Worldwide sales | 52.4 | 49.3 | 6.4 |
| Japan | 33.5 | 31.5 | 6.4 |
| Americas/Europe/Asia | 18.9 | 17.8 | 6.2 |
| **Pioglitazone** | | | |
| Worldwide sales | 84.2 | 55.6 | 51.6 |
| Japan | 8.5 | 5.6 | 52.1 |
| Americas | 70.0 | 46.0 | 52.2 |
| Europe | 5.1 | 3.6 | 42.1 |
| Asia | 0.7 | 0.5 | 51.9 |

**Note 1:** Figures include sales by companies accounted for by the equity method (i.e., companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

**Note 2:** Because export sales of *Candesartan* to licensees are recorded under a single route, worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia).

Takeda

**5. Top 15 domestic ethical drugs by sales**

*Billions of yen*

| Rank | Product name | Launched Month/Year | Category | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| 1 | Blopress | 6/99 | All-receptor antagonist | 33.5 | 31.5 | 6.4 |
| 2 | Leuplin | 9/92 | LH-RH antagonist | 16.5 | 16.2 | 2.1 |
| 3 | Basen | 9/94 | α-glucosidase inhibitor | 15.4 | 17.8 | (13.3) |
| 4 | Takepron | 12/92 | Proton pump inhibitor | 14.9 | 14.2 | 4.8 |
| 5 | Actos | 12/99 | Insulin sensitizer | 8.5 | 5.6 | 52.1 |
| 6 | Benet | 5/02 | Bone resorption inhibitor | 4.6 | 4.1 | 14.5 |
| 7 | Isovorin | 10/99 | Cytostatics | 3.6 | 3.0 | 17.4 |
| 8 | Seltouch | 9/93 | Topical NSAID | 3.4 | 3.8 | (8.7) |
| 9 | Pansporin | 2/81 | Antibiotics | 3.0 | 3.4 | (12.1) |
| 10 | Glovenin | 11/91 | Immuno-globulin | 2.2 | 2.2 | 0.7 |
| 11 | Dasen | 11/68 | Anti-inflammatory enzyme | 2.2 | 2.2 | 0.3 |
| 12 | Leucovorin 25 | 9/03 | Anti-neoplastic adjuvant | 2.0 | 1.7 | 18.9 |
| 13 | Calslot | 9/90 | Calcium channel blocker | 1.9 | 2.2 | (12.9) |
| 14 | Firstcin | 8/95 | Antibiotics | 1.8 | 2.0 | (8.9) |
| 15 | Rheumatrex | 8/99 | Antifolic | 1.8 | 1.7 | 4.5 |

**6. Top 5 consumer healthcare and non-pharmaceutical products by sales**

*Billions of yen*

| Rank | Product name | First quarter of FY ending March 31, 2007 | First quarter of FY ended March 31, 2006 | Increase (decrease) in percent |
|---|---|---|---|---|
| 1 | Alinamin tablets | 3.5 | 4.2 | (17.2) |
| 2 | Alinamin health tonics | 3.2 | 3.6 | (12.0) |
| 3 | Biofermin | 1.5 | 1.5 | (1.0) |
| 4 | Nicorette | 1.2 | 1.1 | 11.9 |
| 5 | Borraginol | 1.0 | 1.0 | (3.1) |

# Development activities

## ■ New compounds

| Development code <generic name> | Drug Class | Indications | Country region | Stage | In-house / In-license | Note |
|---|---|---|---|---|---|---|
| SPI-0211 < lubiprostone > | Chloride channel opener | Constipation-predominant Irritable Bowel Syndrome | U.S. | P-III | In-license (Sucampo Pharmaceuticals Inc) | Brand name: AMITIZA™(U.S.) Development is conducted by Sucampo Launched in U.S. (Apr 06) |
| TAK-242 < Not decided yet > | TLR4 signal transduction inhibitor | Severe sepsis | Jpn | P-III | In-house | Fast Track |
| | | | U.S. | P-III | | |
| | | | EU | P-III | | |
| TAK-375 < ramelteon > | $MT_1/MT_2$ receptor agonist | Insomnia | Jpn | P-III | In-house | Brand name: ROZEREM™ (U.S) Launched in U.S. (Sep 05) |
| | | | EU | P-III | | |
| | | Alzheimer's sleep / wake disturbance | U.S. | P-II | | |
| | | Circadian rhythm sleep disorder (CRSD) | U.S. | P-II | | |
| TAK-475 < Not decided yet > | Squalene synthase inhibitor | Hyperlipidemia | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| | | | Jpn | P-I | | |
| TAK-390MR < Not decided yet > | Proton pump inhibitor | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | U.S. | P-III | In-house | |
| | | | Jpn | P-I | | |
| BNP7787 * < dimesna > | Chemotherapy supportive care drug | Prevention or reduction of neurotoxicity induced by anti cancer | U.S. | P-III | In-license (BioNumerik Pharmaceuticals, Inc) | Brand name: Tavocept™ (U.S.) Development is conducted by BioNumerik Fast Track |
| | | | Jpn | P-III | | |
| SYR-322 < Not decided yet > | DPP-4 inhibitor | Diabetes mellitus | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| | | | Jpn | P-I | | |
| TAK-428 < Not decided yet > | Neurotrophic factor production accelerator | Diabetic neuropathy | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| TAK-654 < sipoglitazar > | Insulin resistance-improving drug | Diabetes mellitus | Jpn | P-II | In-house | |
| | | | U.S. | P-II | | |
| | | | EU | P-II | | |
| TAK-536 < Not decided yet > | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| AF37702 < Not decided yet > | Synthetic, peptide-based erythropoiesis-stimulating agent | Chronic kidney disease (CKD) / cancer-related anemia | U.S. | P-II | In-license (Affymax) | Brand name: Hematide™(U.S.) |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| TAK-583 < Not decided yet > | Neuropathic pain-improving drug | Post-herpetic neuralgia | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| LY333531 < ruboxistaurin > | PKCβ inhibitor | Diabetic maculopathy | Jpn | P-II | In-license (Eli Lilly) | Co-development |
| TAK-128 < Not decided yet > | Myelin formation accelerator | Diabetic neuropathy | U.S. | P-II | In-license (Mitsubishi Pharma Corporation) | Fast Track(U.S.) |
| | | | EU | P-II | | |
| | | | Jpn | P-II | | |
| R-851 < Not decided yet > | Immune response modifier | Human papillomavirus (HPV) infection | U.S. | P-II | In-license (3M) | Development is conducted by 3M |
| EMD72000 < matuzumab > | Humanized, monoclonal antibody (MAb) against the human EGFR | Gastric cancer, non-small cell lung cancer (NSLC), colorectal cancer | U.S. | P-II | In-license (Merck KGaA) | Co-development |
| | | | EU | P-II | | |
| | | | Jpn | P-II | | |
| ATL-962 < cetilistat > | Lipase inhibitor | Obesity | Jpn | P-II | In-license (Alizyme) | |
| TAK-491 < Not decided yet > | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II | In-house | |
| | | | EU | P-II | | |

* Based on the results of two Phase III Trials for Tavocept™ conducted in the United States, Russia, Ukraine, Eastern and Western Europe, Takeda and BioNumerik are continuing to discuss the data from the trials as well as considerations regarding the alliance agreement and the future development of Tavocept™ considering possible termination of the existing Tavocept License and Development Alliance Agreement between Takeda and BioNumerik for the United States and Canada.

## ■ Additional indications / new formulations

| Development code<br><generic name><br>Brand name (country/region) | Drug Class | Indications or formulations | Country/ region | Stage of development | In-house / In-license |
|---|---|---|---|---|---|
| TAP-144-SR | LH-RH agonist | 6-month depot/prostate cancer | EU (Germany) | Filed (Jun 05) | In-house |
| < leuprorelin acetate > | | | EU (Italy) | Filed (Oct 05) | |
| Leuplin (Jpn) | | | EU (France) | Filed (Nov 05) | |
| Lupron Depot (U.S.) | | | | | |
| Enantone etc. (EU , Asia) | | | | | |
| AG-1749 | Proton pump inhibitor | Injectable formulation | Jpn | Filed (Feb 04) | In-house |
| < lansoprazole > | | Non-erosive reflux disease | Jpn | Approved (Jun 06) | |
| Takepron (Jpn , Asia) | | | | | |
| Prevacid (U.S. , Asia) | | | | | |
| Ogast , Agopton , Lansox , etc. (EU) | | | | | |
| TCV-116 | Angiotensin II receptor antagonist | Fixed combination with diuretic | Jpn | Filed (Dec 02) | In-house |
| | | | EU | P-III | |
| < candesartan cilexetil > | | High dose | Jpn | P-III | |
| Blopress (Jpn, EU, Asia)<br>Amias, Kenzen, etc. (EU) | | Outcome study, DIRECT (DIabetic REtinopathy Candesartan Trial) | EU | P-III | |
| | | Diabetic nephropathy | Jpn | P-II | |
| AD-4833 | Insulin resistance-improving drug | Combination drug of Actos / Metformin XT | U.S. | Filed (Mar 06) | In-house |
| < pioglitazone hydrochloride > | | Combination drug of Actos / Metformin | EU | Filed (Feb 05) | |
| Actos (Jpn , U.S. , EU , Asia) | | Combination drug of Actos / SU | U.S. | Approved (Jul 06) | |
| | | | EU | Filed (Jul 05) | |
| | | Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease | EU | Filed (Dec 05) | |
| | | Delay in progression of Atherosclerosis | U.S. | P-III | |
| | | Combination drug of Actos / TAK-536 | U.S. | P-III | |
| | | Concomitant therapy with metformin | Jpn | P-III | |
| AO-128<br>< voglibose ><br>Basen (Jpn , Asia) | α-glucosidase inhibitor | Impaired glucose tolerance (IGT) | Jpn | P-III | In-house |
| NE-58095 | Bone resorption inhibitor | Once-a-week formulation | Jpn | Filed (Dec 04) | In-license (Ajinomoto) |
| < risedronate > | | Paget's disease | Jpn | P-III | |

## ■ Current progress in stage ( since Apr 2006)

| Development code | Indications or formulations | Brand name (country/region) | Progress in stage |
|---|---|---|---|
| AG-1749 | Non-erosive reflux disease | Takepron (Jpn) | Filed→Approved (Jun 06) |
| AD-4833SU | Combination drug of Actos / SU | Duetact (U.S.) | Filed→Approved (Jul 06) |
| AD-4833-536 | Combination drug of Actos / TAK-536 | < Not decided yet > (U.S.) | P-III |
| TCV-116 | Fixed combination with diuretic | Blopress,Amias, Kenzen (EU) | P-III |
| AF37702 | Chronic kidney disease (CKD) / cancer-related anemia | Hematide™ (U.S. , EU/ Jpn ) | P-II / P-I |
| TAK-491 | Hypertension | < Not decided yet > (U.S.,EU) | P-II |
| EMD72000 | Gastric cancer, non-small cell lung cancer (NSLC), colorectal cancer | < Not decided yet > (Jpn) | P-II |

## ■ Discontinuance ( since Apr 2006)

| Development code | Indications / Stage of development | Reason |
|---|---|---|
| TAK-715 | Rheumatoid arthritis / P-II | This drug did not satisfy our criteria. |

# Takeda and BioNumerik Announce Results of Tavocept™ Phase 3 Trials Focused on Neuropathy Indication

July 31, 2006 — Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan) and BioNumerik Pharmaceuticals, Inc. ("BioNumerik", San Antonio, Texas) today announced the results of two Phase 3 Trials for Tavocept™. Tavocept is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik.

The initial development focus for Tavocept has been as an investigational new drug to prevent or mitigate the peripheral nerve damage, or neuropathy, that is known to be associated with certain commonly used classes of chemotherapy drugs, such as taxane and platinum agents. Data was recently unblinded by BioNumerik from two placebo controlled Tavocept Phase 3 clinical trials consisting of (1) a Phase 3 trial of weekly administration of paclitaxel (a widely used taxane drug) to patients with metastatic breast cancer enrolled from the United States, Russia, and Ukraine (the "Weekly Paclitaxel Breast Cancer Trial"); and (2) a Phase 3 trial involving administration of paclitaxel and cisplatin (a widely used platinum drug) every 3 weeks to patients with non-small cell lung cancer from Eastern and Western Europe (the "European Lung Cancer Trial"). Both of these trials were aimed at evaluating Tavocept's potential for a neuropathy related treatment indication.

Each of the Phase 3 trials was designed as a randomized double-blind placebo controlled trial with each patient to be randomly assigned to receive either Tavocept or placebo in conjunction with chemotherapy. The primary endpoints for the Weekly Paclitaxel Breast Cancer Trial and the European Lung Cancer Trial were: (1) the total incidence of severe neuropathy caused by the administration of chemotherapy in combination with Tavocept or placebo; and (2) the difference in rates of tumor shrinkage in patients receiving chemotherapy in combination with Tavocept or placebo, in order to determine whether Tavocept has an impact on the anti-tumor effect of chemotherapy.

Based on review and analysis of the results, the trials did not meet their primary endpoints and they were inconclusive in terms of demonstrating a statistically significant effect of Tavocept in reducing the incidence of severe neuropathy caused by the administration of paclitaxel and/or cisplatin. In addition, neither of the trials demonstrated a statistically significant finding in terms of objective tumor response rate or tumor protection as assessed in accordance with the predefined statistical analysis plans for the trials, or by an independent radiological review committee.

In commenting on the data, Frederick H. Hausheer, M.D., Chairman and Chief Executive Officer of BioNumerik stated "Many patients suffer from chemotherapy induced neuropathy and there is no FDA-approved treatment to prevent or reduce neuropathy caused by taxane and platinum chemotherapy drugs. Although we did not see the results that we hoped to observe in these Phase 3 trials, we believe there is evidence of potential clinical activity of Tavocept that supports consideration of possible further Tavocept development aimed at addressing the large unmet medical need for neuroprotective agents. Certain trends and subgroup analyses for the trials indicate that Tavocept may have potential for reducing chemotherapy-induced neuropathy that merits consideration of further clinical testing. In addition, the way that neuropathy was measured and the countries where the trials were conducted may also have impacted the results."

Subgroup analysis by country from the Weekly Paclitaxel Breast Cancer Trial revealed a notable finding in favor of Tavocept in the reduction of patient-reported severe neuropathy (as measured by Patient Neurotoxicity Questionnaire (PNQ) grades D or E) for patients enrolled only from U.S. sites. In this subpopulation comprising patients enrolled only from U.S. sites, the incidence of patient-reported severe neuropathy confirmed for at least 4 weeks (PNQ grades D or E) was 3.2% in the Tavocept group as compared to 20.0% in the placebo group. This observation represents an 84% lower incidence of severe neuropathy in favor of Tavocept. The Patient Neurotoxicity Questionnaire (or PNQ) is a patient-based neuropathy measurement tool that was used to measure neuropathy in the Tavocept Phase 3 trials. The National Cancer Institute Common Toxicity Criteria ("NCI-CTC"), a physician-based neuropathy measurement tool, showed a consistent trend with that of the PNQ in terms of comparing the overall severe neuropathy reported in the Tavocept and placebo arms for patients from U.S. sites in the Weekly Paclitaxel Breast Cancer Trial. However, it is also important to note that only about 8% of the total number of patients treated in the Weekly Paclitaxel Breast Cancer Trial were treated at U.S. clinical sites.

"An important factor supporting possible future Tavocept development for a neuropathy indication is the subgroup analysis for patients enrolled only at clinical sites located in the United States who participated in the Weekly Paclitaxel Breast Cancer Trial" said Hausheer. "We also observed some encouraging trends in the Weekly Paclitaxel Breast Cancer Trial that indicate potential activity of Tavocept in reducing moderate to severe neuropathy. These are some of the first Phase 3 trials conducted to assess the potential reduction of chemotherapy induced neuropathy. We believe there may be modifications in the trial endpoints in the future as well as changes in the procedures for assessing neuropathy in order to clinically assess patients at risk for this complication and to address some of the technical challenges we have observed in these trials to date. While we are encouraged by some of the observations in these trials, it is clear that additional clinical testing will be required to support development of Tavocept for a neuropathy indication."

Takeda has notified BioNumerik that, given the additional time necessary to conduct additional clinical testing for a Tavocept neuropathy indication, one possible alternative is termination of the existing Tavocept License and Development Alliance Agreement between Takeda and BioNumerik for the United States and Canada. Takeda and BioNumerik are continuing to discuss the data from the trials as well as considerations regarding the alliance agreement and the future development of Tavocept.

# # #

About Tavocept:
Tavocept is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik. Tavocept has potential applicability in multiple therapeutic areas including diabetic neuropathy, protection against toxicity from radiation therapy, lymphedema and other potential medical indications. In addition to chemotherapy induced neuropathy, BioNumerik is evaluating further Tavocept development possibilities in these areas.

About BioNumerik:
BioNumerik, headquartered in San Antonio, Texas, is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. BioNumerik has two drug candidates in late-stage clinical development: Tavocept™ and Karenitecin (BNP1350).

# Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, July 31, 2006 —— Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

| | |
|---|---|
| (1) Class of shares to be acquired: | Shares of common stock |
| (2) Number of shares to be acquired: | Up to 14 million shares<br>(equivalent to 1.57% of a total of issued shares) |
| (3) Total amount of shares to be acquired: | Up to 100 billion Yen |
| (4) Schedule of acquisition: | From August 1, 2006 to September 6, 2006 |

###

August 2, 2006

Takeda Pharmaceutical Company Limited

**Insertion of "The treatment of breast cancer" in our corporate website**

Takeda inserted "The treatment of breast cancer" in our corporate website today.

Under the editorial supervision by Professor Hiroshi Sonoo of Kawasaki Medical School's Department of Mammary and Thyroid Surgery who is one of Japan's leading specialists on breast cancer treatment, "The treatment of breast cancer" provides easy-to-understand explanations on the latest information centering on breast cancer and its treatment, to help patients undergo treatment with peace of mind.

Breast cancer is a tumor that develops in the mammary gland. It is one of the diseases that have high mortality rates. The incidence rate of breast cancer in Japan has increased each year. At present, it has overtaken gastric cancer to become the No. 1 cancer which women are afflicted with.
Breast cancer can be completely cured with early detection. Early detection by means of breast cancer screening and early treatment are extremely important. Treatment methods have made strides year after year, allowing the patients to select a variety of treatment methods to suit their pathology and lifestyles.

At Takeda, we hope that this corner will be useful for the patients (and their family) to understand the disease as much as possible, to carry out sufficient communication with the primary physician pertaining to therapeutic policies, and to undergo treatment to their satisfaction.

Besides "The treatment of breast cancer" that was newly inserted on this occasion, our corporate website has until now been placing articles such as "Endometriosis and uterine myoma," and "Measures to counter lifestyle diseases." We will continue to boost the content of our website pertaining to diseases, their treatment methods, and drugs, and provide information that is beneficial to the patients.

**[Reference]**

Content of disease-related information featured in Takeda's website

[Overview of information on lifestyle diseases targeting the general public]

1. History of the website: Established November 1999
2. URL: http://www.takeda.co.jp/pharm/jap/seikatu/index.html
3. Primary content

(1) Corner for women

(2) We support your dietary treatment

(3) Gastric and duodenal ulcers, and *Helicobacter pyrori*

(4) Heart burn: Reflux esophagitis

(5) Corner for men

(6) Topics on osteoporosis

[Overview of information catering to healthcare professionals]

1. History of the website: Established July 1998
2. URL: http://www.takedamed.com
3. Major content (member registration is required to see contents (2) to (5))

(1) Information on ethical drugs

(Content) The latest package inserts, safety information, adverse drug reaction information, etc., on all of Takeda's products

(2) Reuter's Medical News

(Content) An English-language abstract of Reuter's news concerning hypertension, diabetes, and metabolic syndrome is featured as latest information that comes attached with Japanese translations

(3) Journal Plaza

(Content) The latest overseas papers in the diabetes and hypertension sectors are rigorously selected with the eyes of a medical specialist, and featured on a continuous

basis, attached with explanations and comments in Japanese.

(4) Flash report of international academic societies

(Content) Among the presentations given at meetings of international academic societies (on diabetes, cardiovascular diseases, etc.) held in various countries of the world, those that have large news value are selected, and Japanese-language explanations are featured within 24 hours of release.

(5) Practice! A cram school for diabetes

(Content) A wide-ranging and systematic explanations on the examination and treatment of diabetes by specialists who are the leading figures in Japan's diabetology.

August 3, 2006

Takeda Pharmaceutical Company Limited



# Marketing Authorisation Granted for Competact™ (pioglitazone/metformin) for Type 2 Diabetes in Europe

Osaka, Japan, August 3, 2006 –– Takeda Pharmaceutical Company Limited ("Takeda") today announced that on July 31, 2006, Takeda Global Research & Development Centre (Europe), Ltd. ("TGRD Europe") was granted a marketing authorisation for Competact™, a fixed combination tablet of ACTOS® (pioglitazone HCl) 15mg and metformin HCl 850mg from the European Commission. TGRD Europe submitted that application on February 28, 2005, and received a positive opinion on June 2, 2006 from The Committee for Medicinal Products for Human Use ("CHMP") of the European Medicines Agency ("EMEA").

ACTOS directly targets insulin resistance, a condition where the body does not efficiently use the insulin it produces, and metformin HCl acts primarily by reducing the amount of glucose produced by the liver. These medications work in combination to help patients with type 2 diabetes manage their blood glucose levels.

"We are very pleased with this approval of Competact™, which enables us to provide an additional treatment option for the patients with type 2 diabetes and healthcare providers who treat them." said Dr. Masaomi Miyamoto, General Manager of Pharmaceutical Development Division of Takeda. "This approval represents one of the achievements in our initiatives aimed for maximizing the product value of ACTOS® and also enhancing our franchise in the diabetes field in European markets toward the future."

About Competact™

| | |
|---|---|
| Composition: | Each tablet contains 15mg of pioglitazone (as HCl) and 850mg of metformin HCl. |
| Indications: | Treatement of type 2 diabetes melllitus patients, particulary overweight patients, who are unable to achieve sufficient glycaemic control at their maximally tolerated dose of oral metformin alone. |
| Posology: | The usual dosage of Competact is 30mg/day pioglitazone plus 1700mg/day of meftormin HCl (this dosage is achievable with one tablet of Competact 15mg/850mg, taken twice a day). |

\# # #

September 7, 2006

Takeda Pharmaceutical Company Limited

# Discontinuation of Development of Anti-Diabetic Agent TAK-654

Osaka, September 7, 2006 — Takeda Pharmaceutical Company Limited ("Takeda") announced today the discontinuation of its investigational compound TAK-654 for a treatment of diabetes, with improving action of insulin resistance.

TAK-654 were under phase 2 clinical development in Japan, the U.S. and Europe, and based on the thorough review of the pre-clinical and clinical data obtained to date, Takeda concluded that the TAK-654 does not show enough safety and efficacy profile, as compared to the existing drugs, to support continuation of the further development activities.

# # #

September 7, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, September 7, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on July 31, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From August 1, 2006 to September 6, 2006 |
| 3. Total number of shared acquired: | 5,614,000 shares |
| 4. Total value of acquisition: | Yen 43,083,794,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)

Resolution of the Board of Directors on July 31, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | 14 million shares (maximum) (equivalent to 1.57% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Yen 100 billion (maximum) |
| 4. Schedule of acquisition: | From August 1, 2006 to September 6, 2006 |

# # #

September 7, 2006

Takeda Pharmaceutical Company Limited

# Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, September 7, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

| | |
|---|---|
| (1) Class of shares to be acquired: | Shares of common stock |
| (2) Number of shares to be acquired: | Up to 8,400 thousand shares (equivalent to 0.94% of a total of issued shares) |
| (3) Total amount of shares to be acquired: | Up to 57 billion Yen |
| (4) Schedule of acquisition: | From September 8, 2006 to September 22, 2006 |

# # #

September 25, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, September 25, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on September 7, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From September 8, 2006 to September 22, 2006 |
| 3. Total number of shared acquired: | 4,482,700 shares |
| 4. Total value of acquisition: | Yen 33,581,053,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)

Resolution of the Board of Directors on Septmeber 7, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | Up to 8,400 thousand shares (equivalent to 0.94% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Up to 57 billion Yen |
| 4. Schedule of acquisition: | From September 8, 2006 to September 22, 2006 |

###

September 28, 2006

Takeda Pharmaceutical Company Limited

# Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, September 28, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition
   (1) Class of shares to be acquired: Shares of common stock
   (2) Number of shares to be acquired: Up to 9,300 thousand shares (equivalent to 1.05% of a total of issued shares)
   (3) Total amount of shares to be acquired: Up to 70 billion Yen
   (4) Schedule of acquisition: From October 2, 2006 to October 27, 2006

# # #

October 3, 2006
Xenon Pharmaceuticals Inc.
Takeda Pharmaceutical Company Limited

# Xenon and Takeda Announce Agreement To Develop and Commercialize XEN401 for Pain in Japan and Certain Asian Countries

*Xenon to receive up to $75.5 Million in upfront, development and sales milestone payments, and Takeda to purchase $5 Million in Xenon stock*

Vancouver, Canada (October 2) and Osaka, Japan (October 3) --- Xenon Pharmaceuticals Inc. (Xenon) and Takeda Pharmaceutical Company Limited (Takeda) today announced that the companies have entered into an exclusive agreement to develop and commercialize oral formulations of Xenon's lead product for pain, XEN401, in Japan and certain Asian countries. XEN401 is currently in preclinical development.

Under terms of the agreement, Xenon exclusively licensed to Takeda the right to develop and commercialize oral formulations of XEN401 in Japan and certain Asian countries. Takeda is responsible for all development and commercialization activities and related costs in the licensed territories. Xenon will receive an upfront cash payment and is eligible to receive development and regulatory milestone payments as well as sales- based milestone payments upon successful commercialization of XEN401. Takeda will pay Xenon royalties on all product sales. In addition, Takeda has an option to backup compounds to XEN401 developed by Xenon.

"We are very excited to conclude this agreement with Takeda," said Simon Pimstone, President and CEO of Xenon. "Takeda is Japan's leading pharmaceutical company with significant development and commercialization experience. Takeda is our ideal partner to fully develop and commercialize XEN401 in these territories."

"We believe that XEN401 is a compelling novel analgesic for the potential treatment of multiple pain disorders and this partnership further validates this perspective", added Rajender Kamboj, Xenon's Executive Vice President, Drug Discovery.

"There is a genuine need for improved pain treatments and such treatments are strategically linked to Takeda's core therapeutic areas including diabetes, oncology, and bone/joint disease," said Yasuchika Hasegawa, President of Takeda. "We have been very impressed by Xenon and we look forward to working with them in pursuing the clinical development of XEN401."

Annual worldwide prescription drug sales for the treatment and management of pain amount to more than USD$20 Billion, yet there remains significant patient and physician dissatisfaction with the current treatment options. XEN401 is a novel chemical entity with tractable synthesis, oral bioavailability, favorable pharmacological properties, and potential broad analgesic utilities including the treatment of both neuropathic and inflammatory pain.

# # #

About Xenon

Xenon is a privately owned, clinical genetics-based drug discovery and development company engaged in developing novel small molecule therapies based on the genetic causes of select metabolic, neurological and cardiovascular diseases. Xenon's products include XEN401 (pain) and XEN501 (cardiac arrhythmia), both of which are in IND-enabling pre-clinical development, and has earlier staged programs focused on disorders of iron metabolism and atherosclerosis. Xenon also has an ongoing R&D collaboration and license agreement with Novartis for developing small molecule modulators targeting SCD1 for multiple indications. For more information, visit the Company's website at www.xenon-pharma.com.

This release contains forward-looking statements that are not based on historical fact. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

# # #

October 19, 2006

Takeda Pharmaceutical Company Limited

# The results of CASE-J study, the first large-scale clinical study of high-risk hypertensive patients in Japan, were presented

## - CASE-J demonstrated Blopress®'s organ-protective effects -

During the scientific meeting of the 21st International Society of Hypertension, Oct. 15th -19th, held in Fukuoka Japan, the results of the CASE-J study* were finally presented.
* CASE-J: Candesartan Antihypertensive Survival Evaluation in Japan

This is the first large-scale outcome study in Japan comparing Blopress®, (generic name: candesartan cilexetil), angiotensin receptor blocker and Amlodipine, a calcium antagonist, both of which are the most frequently prescribed medicines in Japan in each class. In the study, the incidences of cardiovascular (CV) events in 4,728 Japanese patients with high-risk hypertension were compared in the two treatment groups for 3 years or longer.

The following three main findings were obtained in the CASE-J study.

- Blopress and Amlodipine equally reduced CV events high-risk hypertensive patients (incidence with each drug: 5.7%). <Primary endpoint>
- All-cause mortality did not show statistically significant difference. In obese patients with hypertension, in particular, Blopress® significantly reduced all-cause mortality by 49% compared to Amlodipine (p=0.045). <Secondary endpoint>
- Blopress significantly reduced new onset of diabetes by 36% compared to Amlodipine (p=0.030). Stratified analysis revealed that this effect was conspicuous, particularly in obese patients with higher body mass index.

Dr. Toshio Ogihara, Chairman of the CASE-J Steering Committee, Director of Osaka University Hospital, and Professor, Department of Geriatric Medicine and Nephrology, Osaka University Graduate School of Medicine, stated the following on the basis of the study results: "Although there was no significant difference in the incidence of cardiovascular events between the two treatment groups, Blopress was proven to be significantly superior to Amlodipine in the prevention of new onset of diabetes mellitus and induction of regression of left ventricular hypertrophy. In addition, several stratified analyses indicate that Blopress can be an ideal anti-hypertensive drug that meets the current needs based on the increasing concerns about metabolic syndrome in general society."

Dr. Kazuwa Nakao, Director of the EBM Collaborative Research Center, Chairman of Internal Medicine, Board of Chairs, and Professor, Department of Medicine and Clinical Science, Kyoto University Graduate School of Medicine, also commented as follows: "Almost all of Japanese patients with obesity, even those with only slight obesity, are hypertensive,. This is different from the U.S. and European countries, and is a feature of the metabolic syndrome in Japan. In the CASE-J study, Blopress was confirmed to improve the life expectancy of patients with hypertension complicated by obesity, and to reduce new onset of diabetes to half compared with amlodipine. The drastic increase in metabolic syndrome is now a global concern, therefore, the findings that the higher efficacy of Blopress in higher body mass index patient population will extensively affect the future guidelines for anti-hypertensive therapy not only in Japan but also in Asia and Western countries."

Outline of CASE-J study

| | |
|---|---|
| Patients: | A total of 4,728 Japanese patients with high-risk hypertension* |
| Follow-up period: | 3 years or longer |
| Study design: | Open-label randomized controlled trial |
| Primary endpoint: | Composite of cardiovascular mortality and morbidity** |
| Secondary endpoints: | All-cause mortality, regression of LVMI, etc. |
| Pre-specified analysis: | New onset of diabetes |

*At least one of the following risk factors:
Severe high blood pressure ($\geq$180 and/or 110mmHg), Type 2 diabetes, Cerebrovascular risk, cardiac risk, renal risk, vascular risk

**Sudden death, cerebrovascular events, cardiac events, renal events, vascular events

CASE-J study is the first large-scale clinical study led by the CASE-J Study Group, and was supported by the Japanese Society of Hypertension. The study was conducted from September 2001 to December 2005 with more than 600 physicians all over Japan, with the EBM Collaborative Research Center of Kyoto University Graduate School of Medicine as central secretariat.

Candesartan was discovered and originally synthesized by Takeda Pharmaceutical Company Limited, and was jointly developed with AstraZeneca. Candesartan is currently marketed in about 90 countries worldwide under the brand names of Blopress®, Amias® and Kenzen® by Takeda, and Atacand® by AstraZeneca.

# # #

October 24, 2006
BioNumerik Pharmaceuticals, Inc.
Takeda Pharmaceutical Company Limited

# Takeda and BioNumerik Announce Termination of Strategic Alliance Agreement for Tavocept™ for the U.S. and Canada

October 24, 2006, Osaka, Japan and San Antonio, Texas --- Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan) and BioNumerik Pharmaceuticals, Inc. ("BioNumerik", San Antonio, Texas) today announced the termination of their License and Development Alliance Agreement for the investigational new drug known as Tavocept™ for the territories of the United States and Canada.

Tavocept is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik. The initial development focus for Tavocept has been as an investigational new drug to prevent or mitigate the peripheral nerve damage, or neuropathy, that is known to be associated with certain commonly used classes of chemotherapy drugs, such as taxane and platinum agents.

Earlier this year, Takeda and BioNumerik announced the results from two double-blind placebo controlled Phase III Trials focused on evaluating Tavocept's potential for a neuropathy related treatment indication. These trials consisted of a Phase III trial of weekly administration of paclitaxel (a widely used taxane drug) to patients with metastatic breast cancer enrolled from the United States, Russia, and Ukraine; and a Phase III trial involving administration of paclitaxel and cisplatin (a widely used platinum drug) every 3 weeks to patients with non-small cell lung cancer from Eastern and Western Europe. Although there were some encouraging trends and subgroup analyses observed, the trials did not meet their primary endpoints and they were inconclusive in terms of demonstrating a statistically significant effect of Tavocept in reducing the incidence of severe neuropathy caused by the administration of paclitaxel and/or cisplatin.

After the data from the trials was unblinded and analyzed, Takeda had notified BioNumerik that, given the additional time necessary to conduct additional clinical testing for a Tavocept neuropathy indication, one possible alternative was termination of the existing Tavocept License and Development Alliance Agreement for the United States and Canada (the "U.S. and Canada Alliance Agreement"). Following further discussion by Takeda and BioNumerik over the last few months of the data from the trials as well as considerations regarding the alliance agreement and the future development of Tavocept, Takeda recently terminated the U.S. and Canada Alliance Agreement.

# # #

About Tavocept:
Tavocept is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik. Tavocept has potential applicability in multiple therapeutic areas including diabetic neuropathy, protection against toxicity from radiation therapy, lymphedema and other potential medical indications. In addition to chemotherapy induced neuropathy,

BioNumerik is evaluating further Tavocept development possibilities in these areas.

About BioNumerik:
BioNumerik, headquartered in San Antonio, Texas, is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of patients with cancer. BioNumerik has two drug candidates in late-stage clinical development: Tavocept™ and Karenitecin (BNP1350).

# # #

# Takeda to Establish New Research Facility in Fujisawa, Japan

October 25, 2006, Osaka, Japan --- Takeda Pharmaceutical Company Limited ("Takeda") today announced that it will establish new research facility in Fujisawa city, Kanagawa prefecture, integrating the current research facilities in Osaka city and Tsukuba city, Ibaragi prefecture. The new facility is planned to start the operation in fiscal year of 2010.

Under the 2006-10 Medium-Term Management Plan, Takeda is challenging to accomplish the management tasks in order to become "a world-class pharmaceutical company with Japanese origin" based on Takeda-ism which refers to our commitment to conducting corporate activities with integrity. One of the most important management tasks for continued growth in a global scale, among those set forth in the 2006-10 Medium-Term Management Plan, is "enhancement of capability to create new drugs through in-house R&D activities". For that purpose, Takeda will reform R&D management processes and conduct investment focused on the global research infrastructure so that it will build a structure that enables continued launch of new products from its in-house R&D activities from fiscal year of 2011.

By integration and reorganization of the drug research functions currently located in Osaka city and Tsukuba city, Takeda will unify research facilities in Japan and will conduct the world-class research activities for drug research, through establishing the vigorous and dynamic research structure which attracts both internal and external researchers all over the world.

Takeda will carefully study the detailed plan of the establishment of new research facility and transfer of functions from the current facilities, by securing the cooperation and assistance of local authorities and community.

Mainly based on the enhancement of the research infrastructure as was stated above, Takeda will pursue to become a company that grows together with its shareholders and all other stakeholders by achieving its 2006-10 Medium-Term Management Plan through the realization of the management mission of "striving toward better health of individuals and progress of medicine by developing superior pharmaceutical products"

# # #

October 30, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, October 30, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on September 28, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From October 2, 2006 to October 27, 2006 |
| 3. Total number of shared acquired: | 1,220,200 shares |
| 4. Total value of acquisition: | Yen 9,101,506,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)
Resolution of the Board of Directors on September 28, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | Up to 9,300 thousand shares (equivalent to 1.05% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Up to Yen 70 billion |
| 4. Schedule of acquisition: | From October 2, 2006 to October 27, 2006 |

# # #

November 2, 2006
ASKA Pharmaceutical Co., Ltd.
Takeda Pharmaceutical Company Limited

# Termination of License Agreement for Tavocept™ in Japan

Tokyo/Osaka, Japan, November 2, 2006 —— ASKA Pharmaceutical Co., Ltd. ("ASKA", Tokyo, Japan) and Takeda Pharmaceutical Company Limited ("Takeda", Osaka, Japan) announced the termination of the License Agreement of March 15, 2006 that had previously been entered into by Takeda, ASKA, KI Pharmaceuticals, Inc. (*) ("KI Pharma", Tokyo, Japan) and BioNumerik Pharmaceuticals, Inc. (San Antonio, Texas, "BioNumerik") with respect to the investigational new drug known as Tavocept™ for the territory of Japan. Tavocept™ (generic name: dimesna) is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik.

Takeda decided to terminate this License Agreement in view of its global product strategy and in connection with the termination of a separate agreement on Tavocept™ between Takeda and BioNumerik for the U.S. and Canada territories, which was announced on October 24, 2006.

KI Pharma and ASKA will continue to be involved with Tavocept™ development in the territory of Japan, which now is in the phase 3 stage.

(*) KI Pharma is a joint venture formed by ASKA and BioNumerik.

# # #

[About Tavocept™]
Tavocept™ is an investigational new drug with potential for oncology and non-oncology indications that was originated and developed by BioNumerik. Tavocept has potential applicability in multiple therapeutic areas including chemotherapy induced neuropathy, diabetic neuropathy, protection against toxicity from radiation therapy, lymphedema and other potential medical indications.

[About ASKA]
ASKA, located in Tokyo, Japan, is a research and development (R&D) oriented company, which contributes to the society by developing and providing innovative pharmaceutical products with concentrating its management resources to the specific therapeutic areas. Additional information about ASKA, is available through its corporate website, www.aska-pharma.co.jp/english/index.html

[About KI Pharma]
KI Pharma, located in Tokyo, Japan, is a joint venture formed by ASKA and BioNumerik that is aimed at developing a broad portfolio of new compounds to distribute and market in Japan.

# # #

November 2, 2006
Takeda Pharmaceutical Company Limited

# Discontinuation of Development of Investigational Compound TAK-128 for Peripheral Diabetic Neuropathy

Osaka, Japan, November 2, 2006 --- Takeda Pharmaceutical Company Limited (President: Yasuchika Hasegawa, "Takeda") announced today the discontinuation of development of an investigational compound TAK-128, which was discovered by Mitsubishi Pharma Corporation (President: Takeshi Komine, "Mitsubishi Pharma") and has been under development for treatment of peripheral diabetic neuropathy.

In accordance with this discontinuation, both parties terminated the license agreement in which an exclusive worldwide right for the development and marketing of TAK-128 was granted to Takeda.

Phase 2 clinical studies of TAK-128 have been conducted in Japan, North America and Europe, and based on the thorough review of the clinical data obtained to date, Takeda and Mitsubishi Pharma concluded that TAK-128 does not show sufficient efficacy to support continuation of development activities.

# # #

November 2, 2006
XOMA Ltd.
Takeda Pharmaceutical Company Limited



# XOMA and Takeda Establish Collaboration for Therapeutic Antibody Discovery and Development

Berkeley, CA and Osaka, JAPAN - November 2, 2006 - XOMA Ltd. (Nasdaq: XOMA) and Takeda Pharmaceutical Company Limited (TSE4502:Takeda) today announced that they have entered into an agreement for therapeutic monoclonal antibody discovery and development. The collaboration is intended to capitalize on XOMA's comprehensive antibody discovery, development and production technologies and expertise.

The agreement calls for Takeda to make up-front and milestone payments to XOMA, fund XOMA's R&D activities including manufacturing of the antibodies for preclinical and early clinical supplies, and pay royalties to XOMA on sales of products resulting from the collaboration. Payments to XOMA could exceed $100 million before royalties over the life of the collaboration.

Using its extensive collection of phage display libraries and antibody optimization technologies, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. Other XOMA activities will include preclinical studies to support regulatory filings, cell line and process development, and production of antibodies for initial clinical trials. Takeda will be responsible for clinical trials and commercialization of drugs after IND submission, and is granted the right to manufacture once the product enters into phase 2 clinical trials.

"XOMA's extensive antibody discovery and development expertise and technologies fit well with Takeda's objective of building a strategic presence and pipeline in therapeutic antibodies. We look forward to working with our new partner," said John L. Castello, chairman of the board, president, and chief executive officer of XOMA.

"We are pleased with the conclusion of the agreement with XOMA, which has state-of-the-art technology in the antibody field," said Shigenori Ohkawa, PhD, General Manager of Pharmaceutical Research Division of Takeda. "We believe that the collaboration with XOMA will accelerate our drug discovery and development activities in therapeutic antibodies, a field that continues to grow as an important source of new medicines."

## About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. (NYSE: DNA) and Serono, SA) to treat moderate-to-severe plaque psoriasis, and LUCENTIS™ (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis AG (NYSE: NVS)) to treat neovascular (wet) age-related macular degeneration.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA's proprietary Human Engineering™ and bacterial cell expression (BCE) technologies. More than 45 companies have signed BCE licenses. XOMA's development collaborators include Lexicon Genetics, Inc. (Nasdaq: LEXG), Novartis, Schering-Plough Corporation (NYSE: SGP) and Takeda Pharmaceutical

Company Limited (TSE:4502 Takeda). With a fully integrated product development infrastructure, XOMA's product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company's website at www.xoma.com

###

*Certain statements contained herein concerning product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, payments to XOMA could exceed $100 million before royalties over the life of the collaboration. Such statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. In particular, XOMA will not receive the estimated total amounts of funds if it cannot successfully discover and develop antibodies in this collaboration. These and other risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.*

*###*

# Consolidated Financial Statements for the Interim Period of Fiscal 2006

November 6, 2006

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502
Board of Directors meeting: November 6, 2006
Use of U.S. accounting standards: No
Telephone: +81-6-6204-2060, +81-3-3278-2039

## 1. Results for the Interim Period of Fiscal 2006 (April 1, 2006-September 30, 2006)

(1) Consolidated Operating Results (All amounts are rounded to the nearest million yen.)

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Interim period of fiscal 2006 | 642,427 | 7.1 | 236,223 | 9.7 | 299,040 | 15.3 |
| Interim period of fiscal 2005 | 599,842 | 5.8 | 215,246 | (1.7) | 259,427 | 1.9 |
| Fiscal 2005 | 1,212,207 | | 402,809 | | 485,354 | |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) | Fully diluted earnings per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2006 | 159,142 | (12.2) | 181.27 | — |
| Interim period of fiscal 2005 | 181,274 | 11.0 | 204.78 | — |
| Fiscal 2005 | 313,249 | | 353.47 | — |

Notes:

1. Equity in earnings of affiliates: Interim period of fiscal 2006: ¥32,754 million
   Interim period of fiscal 2005: ¥26,125 million
   Fiscal 2005: ¥ 54,184 million
2. Average number of shares outstanding (consolidated): Interim period of fiscal 2006: 877,947,035 shares
   Interim period of fiscal 2005: 885,215,938 shares
   Fiscal 2005: 885,209,917 shares
3. Changes in accounting methods: Yes
4. Year-on-year change (%) for net sales, operating income, ordinary income and net income is based on the previous interim period.

(2) Financial Position

| | Total assets (¥ million) | Net assets (¥ million) | Shareholders' equity ratio(%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2006 | 2,951,211 | 2,377,833 | 79.2 | 2,696.63 |
| Interim period of fiscal 2005 | 2,840,399 | 2,208,679 | 77.8 | 2,495.09 |
| Fiscal 2005 | 3,042,294 | 2,348,429 | 77.2 | 2,652.59 |

Note: Number of shares outstanding at end of period (consolidated): Interim period of fiscal 2006: 867,063,661 shares
Interim period of fiscal 2005: 885,208,756 shares
Fiscal 2005: 885,199,391 shares

(3) Cash Flows

| | Net cash provided by operating activities (¥ million) | Net cash provided by investing activities (¥ million) | Net cash used in financing activities (¥ million) | Cash and cash equivalents at end of period (¥ million) |
|---|---|---|---|---|
| Interim period of fiscal 2006 | 945 | 216,956 | (205,712) | 1,646,096 |
| Interim period of fiscal 2005 | 174,647 | 67,232 | (40,938) | 1,501,071 |
| Fiscal 2005 | 373,575 | 6,566 | (89,290) | 1,626,235 |

(4) Scope of consolidation and application of the equity method
   Consolidated subsidiaries: 46 companies
   Unconsolidated subsidiaries accounted for by the equity method: None
   Affiliated companies accounted for by the equity method: 20 companies

(5) Changes in scope of consolidation and application of the equity method
   Consolidation: (New) 1 company (Eliminated) 1 company
   Equity method: (New) 1 company (Eliminated) 1 company



## 2. Projected Results for Fiscal 2006 (April 1, 2006-March 31, 2007)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) |
|---|---|---|---|
| Fiscal 2006 | 1,300,000 | 540,000 | 310,000 |

Reference: Estimated earnings per share (fiscal 2006): ¥357.53

* For the assumptions and other issues related to the above projections, please refer to pages 14 of the attachments.

## Contents

**Consolidated Financial Statements for the Interim Period of Fiscal 2006 (April 1, 2006-September 30, 2006)**

## 1. The Takeda Group

The Takeda Group consists of 67 companies, including the parent company submitting these consolidated financial statements, 46 consolidated subsidiaries and 20 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.



Japan
Overseas
Takeda Pharmaceutical Company Limited
Pharmaceuticals
[Ethical drugs]
★Nihon Pharmaceutical Co., Ltd. 《Production & Sale》
◎Wyeth K.K. 《Production & Sale》
[Consumer Healthcare]
★Takeda Healthcare Products Co., Ltd. 《Production》
and others
Others
★Wako Pure Chemical Industries, Ltd. 《Production &Sale》
★Mizusawa Industrial Chemicals, Ltd. 《Production & Sale》
◎Takeda-Kirin Foods Corporation 《Production & Sale》
◎Sumitomo Chemical Takeda Agro Company, Ltd. 《Production &Sale》
◎House Wellness Foods Corporation 《Production & Sale》
◎Hitachi Inspharma, Ltd. 《Information System Support》
and others
Pharmaceuticals
[Ethical drugs]
<Americas>
★Takeda America Holdings,Inc. 《Holding Company》
★Takeda Pharmaceuticals North America,Inc. 《Sale》
★Takeda Global Research & Development Center Inc. 《Development》
★Takeda San Diego, Inc. 《Research》
★Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎TAP Pharmaceutical Products Inc. 《Sale & Development》
<Europe>
★Takeda Pharma GmbH 《Sale》
★Takeda Pharma Ges.m.b.H. 《Sale》
★Takeda Pharma AG 《Sale》
★Laboratoires Takeda 《Sale》
★Takeda Italia Farmaceutici S.p.A. 《Production & Sale》
★Takeda UK Limited 《Sale》
★Takeda Global Research & Development Centre (Europe), Ltd. 《Development》
★Takeda Ireland Limited 《Production》
★Takeda Pharma Ireland Limited 《Production》
<Asia>
★Takeda Chemical Industries (Taiwan), Ltd. 《Sale》
★P.T. Takeda Indonesia 《Production & Sale》
★Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production & Sale》
◎Boie-Takeda Chemicals, Inc. 《Sale》
◎Takeda (Thailand), Ltd. 《Sale》
and others
Sales of products
Consign processing
Supply of raw materials
Others
★: Consolidated subsidiaries
◎: Affiliates accounted for by the equity method

## Consolidated Subsidiaries and Affiliates

**(Consolidated Subsidiaries)**

| Company name | Address | Capital (millions of, yen) | Principal business | Percentage of voting shares owned (%) | Relationship | |
|---|---|---|---|---|---|---|
| | | | | | Business transactions | Other |
| Nihon Pharmaceutical Co., Ltd. | Chiyoda-ku, Tokyo | ¥760 | Pharmaceuticals (Ethical Drugs) | 87.5 (0.2) | Sells drugs, etc. to Takeda | — |
| Takeda Pharmaceuticals North America, Inc. | Deerfield, IL U.S.A. | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Purchases drugs from Takeda | — |
| Takeda Pharma GmbH | Aachen, Germany | EURO 5 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Pharma Ges.m.b.H | Vienna, Austria | EURO 0.1 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Takeda Pharma AG | Lachen, Switzerland | CHF0.3 million | Pharmaceuticals (Ethical Drugs) | 100.0** (100.0) | — | — |
| Laboratories Takeda | Puteaux Cedex, France | EURO 2 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Italia Farmaceutici S.p.A. | Rome, Italy | EURO 1 million | Pharmaceuticals (Ethical Drugs) | 76.9 | Purchases drugs from Takeda | — |
| Takeda UK Limited | Buckinghamshire, United Kingdom | £86 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| Takeda Chemical Industries (Taiwan), Ltd. | Taipei, Taiwan | NT$90 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Purchases drugs from Takeda | — |
| P.T. Takeda Indonesia | Jakarta, Indonesia | Rp1,467 million | Pharmaceuticals (Ethical Drugs) | 70.0 | Purchases drugs from Takeda | — |
| Tianjin Takeda Pharmaceuticals Co., Ltd. | Tianjin, China | US$19 million | Pharmaceuticals (Ethical Drugs) | 75.0 | Purchases drugs from Takeda | — |
| Takeda America Holdings, Inc. | New York, NY U.S.A. | US$2,827 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda San Diego, Inc. | San Diego, CA U.S.A. | US$1 | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | Handles drug research on behalf of Takeda | — |
| Takeda Research Investment, Inc. | Palo Alto, CA U.S.A. | US$20 million | Pharmaceuticals (Ethical Drugs) | 100.0* (100.0) | — | — |
| Takeda Global Research and Development Center, Inc. | Deerfield, IL U.S.A. | US$5 million | Pharmaceuticals (Ethical Drugs) | 100.0*** (100.0) | Handles drug development and approval on behalf of Takeda | — |
| Takeda Global Research and Development Centre (Europe), Ltd. | London, United Kingdom | £0.8 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Ireland Ltd. | Kilruddery, Ireland | EURO 92 million | Pharmaceuticals (Ethical Drugs) | 100.0 | Handles drug manufacture on behalf of Takeda | — |
| Takeda Pharma Ireland Limited | Dublin, Ireland | EURO 514 million | Pharmaceuticals (Ethical Drugs) | 100.0 | — | — |
| Takeda Healthcare Products Co., Ltd. | Fukuchiyama, Kyoto | ¥400 | Pharmaceuticals (Consumer Healthcare) | 100.0 | Sells over-the-counter drugs to Takeda | Leases land and buildings from Takeda |
| Wako Pure Chemical Industries, Ltd. | Chuo-ku, Osaka | ¥2,340 | Other Businesses (Others) | 70.3 (0.3) | Sells reagents to Takeda | — |
| Mizusawa Industrial Chemicals, Ltd. | Chuo-ku, Tokyo | ¥1,519 | Other Businesses (Others) | 54.2 | — | — |
| and 25 others | | | | | | |

**(Affiliates)**

| Company name | Address | Capital (millions of yen) | Principal business | Percentage of voting shares owned (%) | Relationship | |
|---|---|---|---|---|---|---|
| | | | | | Business transactions | Other |
| Wyeth K.K. | Chuo-ku, Tokyo | ¥1,890 | Pharmaceuticals (Ethical Drugs) | 20.0 | Sells drugs to Takeda | — |
| TAP Pharmaceutical Products Inc. | Lake Forest, IL U.S.A. | US$40 million | Pharmaceuticals (Ethical Drugs) | 50.0* (50.0) | Purchases drugs from Takeda | — |
| Boie-Takeda Chemicals, Inc. | Manila, Philippines | PHP107 million | Pharmaceuticals (Ethical Drugs) | 50.0 | Purchases drugs from Takeda | — |
| Takeda (Thailand), Ltd. | Bangkok, Thailand | THB20 million | Pharmaceuticals (Ethical Drugs) | 48.0 | Purchases drugs from Takeda | — |
| Takeda-Kirin Foods Corporation | Chuo-ku, Tokyo | ¥5,000 | Other Businesses (Others) | 34.0 | — | — |
| Sumitomo Chemical Takeda Agro Company, Ltd. | Chuo-ku, Tokyo | ¥9,380 | Other Businesses (Others) | 40.0 | — | Leases Land and buildings from Takeda |
| House Wellness Foods Corporation | Itami, Hyogo | ¥100 | Other Businesses (Others) | 34.0 | Purchases quasi-drugs from Takeda | — |
| Hitachi Inspharma, Ltd. | Nishi-ku, Osaka | ¥225 | Other Businesses (Others) | 34.0 | Handles development and management of information systems on behalf of Takeda | — |
| and 12 others | | | | | | |

Notes:
1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd. and Takeda Pharma Ireland Limited are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc., companies with a double asterisk (**) are owned by Takeda Pharma GmbH, and company with a triple asterisk (***) is owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. In April 2006, all shares of Mitsui Takeda Chemicals, Inc. held by Takeda were transferred to Mitsui Chemicals, Inc..
7. In April 2006, Takeda Food Products, Ltd. divested its beverage and food business to House Wellness Foods Corporation. Takeda purchased 34% and House Foods purchased 66% of capital shares of House Wellness Foods Corporation. This company is reported on our financial statements by the equity method.
8. In April 2006, a part of Wyeth K.K. shares owned by Takeda was transferred.

## 2.Management Policy

Focusing on "Takeda-ism (which refers to integrity = fairness, honesty, perseverance)" as the basis for all of its business activities, we are aiming to realize our management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In May 2006, we established and announced our 2006 - 2010 Medium-term Management Plan. This five-year management plan targets realization of "a world-class pharmaceutical company with Japanese origin" with a solidified perspective for a medium-to-long-term future, while adhering to "Takeda-ism" as its core policy. To achieve this goal, we have started to tackle various key management tasks.

During the period of this medium-term plan, the collective efforts will be dedicated to comprehensive improvement of our strengths such as "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency." In the first year of the plan, we are also concentrating all our energies into the following tasks to promote continuous growth and maximization of the corporate value of the Takeda Group:

(1) *Enhancement of R&D pipeline (candidate compounds for new medicines) centered on creation of new drugs from in-house R&D activities*
As a "Research & Development-oriented global company," we will make strategic and selective investments in R&D activities, and establish an organization that is able to create new drugs constantly from in-house research. Reform of R&D processes and concentration of resources to selected priority projects will be carried out in order to improve the speed and efficiency of R&D. We will achieve steady growth over the medium-to-long-term period, mainly driven by our in-house products.

(2) *Formulation of a tri-polar marketing function (Japan, the U.S., Europe)*
We will establish an efficient and unique sales promotion model by sharing the best practices of marketing activities in the markets of Japan, the U.S. and Europe, and build lean and robust organization that is able to conduct self-sustaining and appropriate operations for respective markets.

(3) *Promotion of an efficient global management scheme for corporate headquarters' functions*
Functions of research, development, production, marketing, alliance, and patent (intellectual property) will be further strengthened. We will also establish an organization in which these functions work effectively together to support successful business operations in the global market. Human resources, accounting and other corporate functions will be controlled by the Head Office of Takeda Pharmaceutical Company on a function-by-function basis. Moreover, human resources that support our global business activities will be secured, and well-coordinated Group management with optimum personnel planning will be realized.

[Basic Policy for Profit Distribution]

Aiming at continuous growth of the corporate value, we will continue to make strategic investments mainly in enhancement of the R&D pipeline and improvement of the business infrastructure both in Japan and overseas that is necessary as an R&D-oriented global company. While focusing our efforts on stable increase of the dividend payout ratio, we will flexibly conduct share buyback as needed for the purpose of improving capital efficiency and realizing expeditious financial strategies, based on the overall capital requirements.
Our basic dividend policy is to maintain stable profit distribution for a long period of time according to the consolidated financial results. We have set a goal of gradually increasing the payout ratio to achieve approximately 45% consolidated payout ratio in the last year of the 2006 - 2010 Medium-term Management Plan.

## 3.Results of Operations and Financial Position

### 1. Summary of Semi-annual Results

1) Overview of Results

The growth of the U.S. market, which accounts for almost 50 percent of the total ethical pharmaceutical market in the world, has become slower every year due to the expiry of the patent protection for major drugs and subsequent promotion of generic drug use, as well as the impact of prescription-to-OTC switch drugs. Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), which started in the U.S. in January 2006, is expected to benefit pharmaceutical companies in terms of both the sales price and the sales quantity in the short term. However, the future is not secured since it is quite certain that demand for price reduction will become stronger. The new Medicare plan has had significant positive impact on the diabetes drug, one of our core businesses. However, in the peptic ulcer drug, another of our core business areas, competition among branded drugs including ours has become keener, although the market itself has expanded due to the increased use of generic drugs.

In Japan, upon the revision of NHI drug prices by the government for fiscal 2006, the additional price reduction for branded products, in the case that their generic versions are available, was implemented. In addition the use of generic drugs has also been promoted. In these situations, the growth rate of the market in Japan has remained low.

Market growth is moderate in Europe due to similar factors including various measures that are being taken by governments to constrain the expenditure for medicines, and the continued expansion of parallel imports of drugs from low-priced countries to high-priced countries.

With the slowdown of the major markets in the world as explained above, corporate mergers by pharmaceutical companies are continuing, with the aim of expanding their scale to cover increasing R&D costs. Accordingly, competition among companies is becoming fiercer.

Under these circumstances consolidated results for the interim period ended September 30, 2006 were as follows:

| | | Billions of yen (Year-on-year change) |
|---|---|---|
| Net Sales | ¥642.4 | Increase ¥42.6 (7.1%) |
| Operating income | ¥236.2 | Increase ¥21.0 (9.7%) |
| Ordinary income | ¥299.0 | Increase ¥39.6 (15.3%) |
| Net income | ¥159.1 | Decrease ¥22.1 (12.2%) |

[Consolidated net sales]

Consolidated net sales for the interim period increased by ¥42.6 billion (7.1%) to ¥642.4 billion compared to the same period in the previous year.

- In April 2006, the beverage and food business of Takeda Food Products, Ltd., a subsidiary of Takeda, was transferred to House Wellness Foods Corporation a joint venture between Takeda and House Foods Corporation. The negative effect of this transfer on sales, however, was more than offset by the growth of ethical drugs sales, mainly in Takeda Pharmaceuticals North America, Inc. ("TPNA"), a U.S. subsidiary. As a result, consolidated net sales increased.
- The impact of foreign exchange rate fluctuations increased revenues by ¥14 billion compared to the same period last year, as a result of the weakening of the yen against both the US dollar and the euro.
- The table below shows consolidated sales of international strategic products:

Billions of yen

| | | |
|---|---|---|
| Drug for prostatic cancer and endometriosis treatment<br>*Leuprorelin* (Japan product name: *Leuplin*) | ¥62.4 | Increase ¥0.2 (0.3%) from the same period last year |
| Drug for peptic ulcer treatment<br>*Lansoprazole* (Japan product name: *Takepron*) | ¥76.6 | Decrease ¥9.4 (11.0%) from the same period last year |
| Drug for hypertension treatment<br>*Candesartan* (Japan product name: *Blopress*) | ¥100.5 | Increase ¥7.6 (8.2%) from the same period last year |
| Drug for diabetes treatment<br>*Pioglitazone* (Product name: *Actos*) | ¥161.1 | Increase ¥49.7 (44.7%) from the same period last year |

[Gross profit]

Gross profit increased by ¥45.1 billion (9.8%) from the same period last year to ¥503.5 billion.

- The gross profit margin ratio improved by 2.0 points to 78.4%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and the exclusion of the transferred beverage and food business that had a low gross profit ratio.

[Operating income]

Operating income for the interim period increased by ¥21.0 billion (9.7%) from the same period last year to ¥236.2 billion.

- Operating income increased due to the increase in gross profit, which more than offset increases in selling, general and administrative expenses. The selling, general and administrative expenses increased by ¥24.1 billion (9.9%) from the same period last year to ¥267.2 billion.
- R&D expenses increased by ¥13.9 billion (16.9%). This increase was mainly due to the upfront payment for the acquisition of an exclusive license from Affymax in the U.S. to develop and commercialization in overseas markets *Hematide*, a drug for chronic kidney disease/cancer related anemia, as well as promotion of other development activities.
- Selling, general and administrative expenses excluding R&D expenses increased by ¥10.2 billion (6.3%), mainly due to the expansion of selling expenses related to *Rozerem* (a drug for treatment of insomnia, launched into the market by TPNA last year), *Actoplus Met* (a drug for Type II diabetes) and *Amitiza* (a drug for chronic idiopathic constipation).

[Ordinary income]
Ordinary income for the interim period increased by ¥39.6 billion (15.3%) from the same period last year to ¥299.0 billion.

- In addition to the increased operating income, the expansion of non-operating income by ¥18.6 billion also contributed to the increase in the ordinary income, supported by the governmental policy in the U.S., Europe and Japan to raise interest rates and by the increase of equity in earnings of affiliated companies.
- Equity in earnings of affiliated companies increased by ¥6.6 billion (25.4%) to ¥32.8 billion. Equity in the earning of TAP Pharmaceutical Products Inc. ("TAP"), a U.S. affiliated company reported by the equity method, increased by ¥5.1 billion (21.1%) to ¥29.5 billion.

[Consolidated net income]
Net income for the interim period decreased by ¥22.1 billion (12.2%) from the same period last year to ¥159.1 billion.

- Net income before tax adjustments increased by ¥45.3 billion compared with the same period last year, due to the increase in ordinary income plus the increase in extraordinary income by ¥5.7 billion to ¥38.3 billion. However, net income after taxes decreased for the six months ended September 30, 2006. This was because an additional tax (*) of ¥57.1 billion we paid during this first half of the year was incurred as expenses, and such an additional tax is based on the notice of correction issued by the taxation bureau in Japan in accordance with the "rules on transfer pricing taxation."

  (*) For details, refer to "2. Notice of order in accordance with the rules on transfer pricing taxation" in [Litigation and other] in Page 16.
- Extraordinary income includes a gain from the transfer of the beverage and food business of Takeda Food Products, Ltd., a gain from the partial transfer of Wyeth K.K. shares, and a gain from transfer of shares of Mitsui Takeda Chemicals, Inc.
- Earning per share decreased by ¥23.51 to ¥181.27 from the same period last year.

2) Cash Flow
Cash flow for the interim period resulted in a net surplus of ¥19.9 billion.
Compared with the same period last year, cash flow decreased by ¥216.9 billion, although net income before tax adjustments increased. This decrease was mainly due to the additional tax payment based on the notice of correction issued under the rules on transfer pricing taxation, the dividend payment and the increased expenses used to buy the Company's shares back as return to shareholders.
As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of September 30, 2006 totaled ¥1,646.1 billion.
Investment in property, plant and equipment totaled ¥16.9 billion.

Historical cash flow indicators are as shown below.

| | Year ended 3/31/03 | Year ended 3/31/04 | Year ended 3/31/05 | Year ended 3/31/06 | Six months ended 9/30/06 |
|---|---|---|---|---|---|
| Shareholders' equity ratio | 76.1% | 76.3% | 78.6% | 77.2% | 79.2% |
| Shareholders' equity ratio on market value basis | 190.4% | 175.9% | 177.7% | 195.2% | 216.5% |
| Debt repayment term (years) | 0.02 | 0.02 | 0.03 | 0.02 | 0.02 |
| Interest coverage ratio | 975.8 | 1,297.5 | 1,451.6 | 1,466.1 | 1,586.9 |

Notes: Shareholders' equity ratio: (Net assets - Minority interest)/Total assets
Shareholders' equity ratio on market value basis: Market capitalization/Total assets
Debt repayment term: Interest-bearing debt/Operating cash flow
(Operating cash flow for the six months ended 9/30/06 is multiplied by two for calculation on an annual basis.)
Interest coverage ratio: Operating cash flow/interest expenses
* Each indicator is calculated based on consolidated financial results.
* Market capitalization is calculated by multiplying the closing price at the term-end by the number of outstanding shares at the term-end (excluding treasury stocks).
* Operating cash flow is net cash provided by operating activities reported on the consolidated statement of cash flow, less interest expense and income taxes paid. Interest-bearing debt includes all liabilities reported on the consolidated balance sheet on which interest is paid. For interest payments, the amount of interest payment reported on the consolidated statement of cash flow is used.

3) Interim Dividend

For the interim period ended September 30, 2006, we will pay a cash dividend of ¥60 per share, an increase of 7 yen over the same period in the previous fiscal year.

4) Results by Segment

(1) Business Segment

The following table shows sales and operating income of each business segment for the six months ended September 30, 2006:

Billions of yen

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Pharmaceuticals Segment | ¥591.9 | Increase ¥61.7 | ¥230.6 | Increase ¥20.5 |
| Ethical Drugs | ¥561.9 | Increase ¥61.0 | | |
| (Domestic) | (¥257.0) | (Increase ¥13.5) | | |
| (Overseas) | (¥304.9) | (Increase ¥47.5) | | |
| Consumer healthcare | ¥30.0 | Increase ¥0.6 | | |
| Other Segments | ¥50.5 | Decrease ¥19.1 | ¥5.6 | Increase ¥0.5 |
| Total | ¥642.4 | Increase ¥42.6 | ¥236.2 | Increase ¥21.0 |

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the Pharmaceuticals segment increased by ¥61.7 billion (11.6%) to ¥591.9 billion.

Operating income increased by ¥20.5 billion (9.7%) to ¥230.6 billion.

- Sales by the Ethical Drugs business increased by ¥61.0 billion (12.2%) to ¥561.9 billion.
  Sales of ethical pharmaceutical products in Japan increased by ¥13.5 billion (5.6%) to ¥257.0 billion, offsetting the negative impact of the NHI drug price reduction implemented in April 2006 and the introduction of generic drugs in the peptic ulcer and diabetes business. The table below shows the results of major products in Japan.

Billions of yen

| | | |
|---|---|---|
| *Blopress* (Drug for hypertension treatment) | ¥63.2 | Increase ¥2.9 (4.9%) from same period last year |
| *Leuplin* (Drug for prostatic cancer and endometriosis treatment) | ¥32.2 | Increase ¥0.9 (2.8%) from same period last year |

| | | |
|---|---|---|
| *Basen*<br>(Improving agent for postprandial hyperglycemia in diabetes mellitus) | ¥28.4 | Decrease ¥4.5 (13.6%) from same period last year |
| *Takepron*<br>(Drug for peptic ulcer treatment) | ¥28.3 | Increase ¥1.3 (5.0%) from same period last year |
| *Actos*<br>(Drug for diabetic treatment) | ¥16.0 | Increase ¥5.1 (46.4%) from same period last year |

Sales of ethical drugs in overseas markets increased by ¥47.5 billion (18.5%) from the same period last year to ¥304.9 billion.
In TPNA in the U.S., sales of *Actos* increased by US$312 million (37.1%) to US$1,154 million, compared with the same period in the previous year. This increase was attributable mainly to the introduction of Medicare Part D which has promoted the growth of the oral anti-diabetic drug market, as well as *Actoplus Met,* which was launched into the market in last November. Sales of *Rozerem*, which was launched into the market last September, totaled US$33 million, and *Amitiza,* launched in April 2006, marked US$13 million. These sales also contributed to the growth of the TPNA sales.
Overall sales in Europe continued to increase, supported by the expansion of *Actos* sales and other core products, while sales of *Lansoprazole* declined because its patent protection expired in some countries.

- Sales by the Consumer healthcare business increased by ¥0.6 billion (2.1%) to ¥30.0 billion. Sales of *Benza*, *Nicorette* and some other products increased, while sales of *Alinamin Tablets,* the main product of this segment, decreased.

[Other segment]
Sales by Other segment decreased by ¥19.1 billion (27.4%) from the previous year to ¥50.5 billion. Operating income increased by ¥0.5 billion (9.0%) to ¥5.6 billion.
The transfer of the beverage and food business of Takeda Food Products, Ltd. to House Wellness Foods Corporation in April 2006 was the main reason for the decrease.

With this transfer, certain part of sales by the Consumer healthcare business to Takeda Food Product, Ltd. which had been eliminated in the consolidated accounting as internal transactions, were, from this interim period, recorded as sales to House Wellness Foods Corporation, an outside customer, and that is the factor for the sales increase in Consumer healthcare business.

(2) Geographical Segment

The following table shows sales and operating income of each geographical segment for the six months that ended September 30, 2006:

Billions of yen

| Geographical segment | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Japan | ¥477.6 | Decrease ¥9.1 | ¥266.2 | Increase ¥4.3 |
| North America | ¥146.9 | Increase ¥49.2 | ¥48.4 | Increase ¥22.9 |
| Europe | ¥69.2 | Increase ¥6.4 | ¥17.4 | Increase ¥1.4 |
| Asia | ¥4.8 | Increase ¥0.9 | ¥1.2 | Increase ¥0.3 |
| Elimination/Corporate | (¥56.1) | Decrease ¥4.8 | (¥97.0) | Decrease ¥8.0 |
| Total | ¥642.4 | Increase ¥42.6 | ¥236.2 | Increase ¥21.0 |

(Note) Operating expenses recorded in the "Elimination/Corporate" classification include R&D expenses controlled by the head office on a centralized basis. (For details, refer to "Geographical Segment" of [Segment Information] in Page 30.

In accordance with rules for consolidated financial statements, equity in earnings of affiliates is recorded as non-operating income.

5) Research & Development

Seeking to enhance our R&D pipelines, which serve as sources for growth, and early launching of new products into the market, we intensively invest our management resources in the core therapeutic areas of lifestyle-related disease; oncology and urologic diseases (including gynecology); central-nerve system diseases (including bone and joint diseases); and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major results of R&D activities during this interim period are described below. Moreover, it was decided in October 2006 to consolidate the existing R&D centers in Osaka (Osaka Prefecture) and Tsukuba (Ibaraki Prefecture) into a new R&D center to be opened in Fujisawa (Kanagawa Prefecture) in 2010, in order to centralize the R&D function for new drug creation.

[In-house R&D]

- In July 2006, we started Phase II trials for *TAK-491*, a drug for treatment of hypertension, in Europe and the U.S. Compared with the angiotensin II receptor blockers currently available in the market, *TAK-491* is expected to have stronger anti-hypertensive action, to improve the insulin resistance and to decrease proteinuria.
- In November 2006, we concluded an agreement with Xoma Ltd. for collaboration on therapeutic monoclonal antibody discovery, development and production technology.

[Maximization of Product Added Value]

<*Lansoprazole*> (Japan product name: *Takepron*)

- In June 2006, for 15 mg capsules and OD 15 mg tablets of Takepron, a peptic antiulcer drug, we received approval for indication of "non-erosive reflux disease" from the Ministry of Health, Labor and Welfare.
- In October 2006, an approval for manufacturing was granted by the Ministry of Health, Labor and Welfare for *Takepron* I.V. 30 mg, a drug for peptic ulcer treatment.

<*Candesartan*> (Japan product name: *Blopress*)

- In July 2006, sub analysis data from the CHARM trials was published in the July issue of the medical journal, "American Heart Journal" indicating that *Candesartan* significantly reduced the incidence of atrial fibrillation in patients with chronic heart failure.

<*Pioglitazone*> (Product name: *Actos*)

- In June 2006, at the 66th convention of the American Diabetes Association (ADA), we presented additional analysis results for the PROactive Study (a randomized, double blind, placebo-controlled outcome study to determine the effect of *Actos* on mortality and morbidity associated with cardiovascular disease progression in high risk patients with type 2 diabetes). Study results showed that *Actos* significantly reduced the occurrence of major adverse cardiovascular events (MACE) such as cardiovascular deaths in high risk patients with Type II diabetes, and that *Actos* significantly decreased the progression to permanent insulin use.
- In July 2006, we commenced the Phase III trials in the U.S. for a fixed combination of *Actos* and *TAK-536*, a novel angiotensin II receptor blocker created by Takeda for the treatment of hypertension.
- In July 2006, FDA approval was granted for marketing of *Duetact*, a fixed combination of *Actos* and *Glymepirid* (sulfonylurea), in the United States.
- In July 2006, European Committee authorization was granted for marketing of *Competact*, a drug for treatment of Type II diabetes that is a fix combination of *Actos* and *metformin.*
- In September 2006, at the 15th convention of the World Congress of Cardiology (WCC), we presented additional analysis results for the PROactive Study.The analysis of study results showed that *Actos* significantly reduced the recurrence of strokes in high-risk patients with Type II diabetes.
- In October 2006, the Committee for Medicinal Products for Human Use (CHMP) in Europe issued a positive opinion recommending to grant a marketing authorization of *Tandemact*, a fixed combination of *Actos* and *Glymepirid* (sulfonylurea).

<*Ramelteon*> (U.S. product name: *Rozerem*)

- In April 2006, Phase II trials were started in the U.S. for Alzheimer's disease patients with sleep disorder.

[In-licensing and alliance activities]

- In June 2006, we concluded a license agreement with Affymax Inc. in the U.S., under which Takeda acquired an exclusive right to market *Hematide*, a drug developed by Affymax for chronic kidney disease/cancer-related anemia, in overseas markets. We now have an exclusive right to develop and market the drug world-wide under this agreement, combined with the license agreement concluded in February 2006 for the Japanese market.
- In July 2006, we concluded a license agreement with Galaxy Biotech, LLC. in the U.S. for *HuL2G7*, a humanized anti-Hepatocyte Growth Factor (HGF) antibody developed by Galaxy Biotech, under which we acquired an exclusive rights to develop, manufacture and market *HuL2G7* world-wide.
- In September 2006, we concluded a license agreement with Xenon in Canada, under which we acquired an exclusive right to develop and market *XEN401*, a pain relief drug created by Xenon, in Japan and several other Asian countries.

## 2. Outlook for the Full Fiscal Year

### 1) Outlook for Consolidated Results

| | | Billions of yen (Year-on year change) |
|---|---|---|
| Net sales | ¥1,300 | Increase ¥87.8 (7.2%) |
| Ordinary income | ¥540 | Increase ¥54.6 (11.3%) |
| Net income | ¥310 | Decrease ¥3.2 (1.0%) |

[Net sales]
The consolidated net sales will increase compared with fiscal 2005. Although the transfer of the beverage and food business of Takeda Food Products, Ltd., a Takeda's subsidiary, to House Wellness Foods Corporation, a joint venture between Takeda and House Foods Corporation in April 2006, and the revision of NHI drug prices implemented in April 2006 in Japan will result in negative impact on sales, we expect that the sales growth of *Actos* in the U.S., supported by the market expansion triggered by the introduction of Medicare Part D, and the growth of *Actos*, *Blopress* and *Takepron* in Japan, will more than offset this negative impact.

[Ordinary Income]
Ordinary income will increase compared with fiscal 2005, supported by the increase in the gross profit due to the increase in ethical drug sales and the improvement in non-operating income including increase in interest income, which will be partially offset by the increase in R&D costs due to the progress of development activities and in-licensing and alliance activities, and the increase of expenses related to activities for new products at TPNA.

[Net Income]
Net income before tax adjustments will increase due to the expected increase in the ordinary income and extraordinary income including a gain from the sale of the beverage and food business of a subsidiary. However, we expect a decrease in net income after taxes compared to last year due to the additional tax that was paid and recorded during the first half of the fiscal year.

[Assumptions for the outlook]
The foreign exchange rates are assumed to be US$1 = ¥115 and 1 euro = ¥145.

[Note concerning the projections above]
These projections related to operating results are based on information currently available to the management. Certain risks and uncertainties could cause actual results to differ from these projections.

### 2) Annual Dividends

We plan to pay year-end dividends at ¥60 per share. The annual dividends paid to shareholders, the sum of the interim and the year-end dividends, will be ¥120 per share, an increase by ¥14 from the previous year.

**4.Litigation and other**

1. Litigation

Civil litigations by patients, insurance companies, state governments, etc. seeking damages (sometimes called 'AWP Suit'), which involve numerous major U.S. pharmaceutical companies, are currently under disputation with respect to sales of certain drugs. The plaintiffs claim damages resulting from price discrepancies between the average wholesale prices (AWP) as publicized by independent industry compendia and the actual selling prices. *Lansoprazole* (marketed under the brand name of *"Prevacid"* in the U.S.) is sold in the U.S. by TAP Pharmaceutical Products, Inc. ("TAP," 50% owned by Takeda America Holdings, Inc., a wholly owned subsidiary of Takeda, and the remaining 50% by Abbott Laboratories in the U.S.). In connection with this sale, AWP lawsuits as explained above were brought against TAP and Abbott in several federal and state courts. In one of these lawsuits, we are also named as a defendant. AWP lawsuits have been also filed against TPNA in several state courts in connection with sales of *Actos*.

At the end of June 2005, Abbott Laboratories filed a lawsuit for damages against Takeda in a federal court in Chicago, claiming that we are receiving excessive profit by forcing the continuance of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the provision of venue designation stipulated in the shareholders' agreement between Takeda and Abbott. In March 2006, Abbott filed an appeal with the 7th Federal Circuit Court of Appeals, objecting to this judgment.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, regarding pharmaceutical patents for "leuprorelin acetate time-release drug" (Japan product name: *Leuplin*), was brought against Takeda in the Tokyo District Court by complainants who allege that they inherited the right to claim consideration of the employee invention in the amount of ¥37.2 billion from the deceased ex-employee. The complainants have claimed ¥100 million as an initial part of the amount that Takeda allegedly owes. In December 2005, the claimed amount was raised to ¥500 million yen. In addition, another claimant filed a lawsuit against Takeda in the Tokyo District Court, claiming payment of ¥1 billion as an initial part of remuneration for employee invention, alleging that she inherited the right for the remuneration for employee invention totaling ¥74.5 billion from a deceased ex-employee. These two lawsuits have been consolidated by the court.

2. Notice of correction in accordance with the rules on transfer pricing taxation

On June 28, 2006, we received a notice of correction from the Osaka Regional Tax Bureau for certain transactions between Takeda and TAP in the U.S. The notice of correction states that, in connection with the product supply and license transactions between Takeda and TAP for the six years from fiscal 1999 to fiscal 2004, the tax bureau judged that when profits originating from the U.S. market were distributed between Takeda and TAP, the distribution to Takeda was smaller than it should have been. On this judgment, the tax bureau instructed us to pay additional tax in accordance with the rules on transfer pricing taxation. The corrected additional taxable income was ¥122.3 billion for the six years. In accordance with this order, we paid an additional tax of ¥57.1 billion (including local and other relevant taxes) charged by the tax authority in full in July 2006. However, we believe this notice of correction was not fair. Accordingly, we filed an objection with the Osaka Regional Tax Bureau on August 25, 2006 for this correction.
When we paid the additional tax, we initially had recorded it as a "long-term temporary payment," following the professional advice given by Tomatsu, our independent accounting auditor. Subsequently, Tomatsu notified us that it has changed its opinion regarding the handling of additional tax. Tomatsu advised that the full amount of the additional tax should be charged as an expense, even if the taxpayer has filed or plans to file an objection with the tax authority. According to this revised professional advice, we included the full amount of this additional tax in the tax amount payable on the interim consolidated statements of income for the six months ended September 30, 2006.
We believe that our objection to the notice of correction will be justified in the coming appeal proceedings.

We are diligently taking all necessary and proper measures to cope with these issues.

## 5. Interim Consolidated Statements of Income

Millions of yen

| | Interim period of Fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| Net sales | 642,427 | 100.0% | 599,842 | 100.0% | 42,585 | 1,212,207 | 100.0% |
| Cost of sales | 138,971 | 21.6 | 141,453 | 23.6 | (2,482) | 282,102 | 23.3 |
| Gross profit | 503,456 | 78.4 | 458,389 | 76.4 | 45,067 | 930,105 | 76.7 |
| Selling, general and administrative expenses | 267,233 | 41.6 | 243,143 | 40.5 | 24,090 | 527,296 | 43.5 |
| Operating income | 236,223 | 36.8 | 215,246 | 35.9 | 20,977 | 402,809 | 33.2 |
| Non-operating income: | 67,937 | 10.5 | 49,853 | 8.3 | 18,084 | 103,867 | 8.6 |
| Interest income | 23,884 | | 12,514 | | 11,370 | 30,710 | |
| Dividend income | 2,569 | | 2,394 | | 175 | 3,501 | |
| Equity in earnings of affiliates | 32,754 | | 26,125 | | 6,630 | 54,184 | |
| Other non-operating income | 8,730 | | 8,820 | | (90) | 15,472 | |
| Non-operating expenses: | 5,121 | 0.8 | 5,672 | 0.9 | (552) | 21,322 | 1.8 |
| Interest expense | 172 | | 175 | | (3) | 365 | |
| Other non-operating expenses | 4,949 | | 5,498 | | (549) | 20,957 | |
| Ordinary income | 299,040 | 46.5 | 259,427 | 43.3 | 39,613 | 485,354 | 40.0 |
| Extraordinary gain: | 38,295 | 6.0 | 32,577 | 5.4 | 5,717 | 32,604 | 2.7 |
| Gain on sale of fixed assets | *2,256 | | *142 | | 2,114 | *145 | |
| Gains on sale of shares of related companies | **17,058 | | ****12,024 | | 5,034 | ****12,048 | |
| Gain from transfer of businesses | ***18,981 | | — | | 18,981 | — | |
| Gains on return of the proxy portion of corporate employee pension funds to the government | — | | 20,411 | | (20,411) | 20,411 | |
| Income before income taxes and minority interests | 337,334 | 52.5 | 292,004 | 48.7 | 45,331 | 517,957 | 42.7 |
| Income taxes: | 175,932 | 27.3 | 108,817 | 18.2 | 67,115 | 201,361 | 16.6 |
| Current | 176,252 | | 126,571 | | 49,682 | 240,449 | |
| Deferred | (320) | | (17,754) | | 17,434 | (39,088) | |
| Minority interests | (2,260) | (0.4) | (1,913) | (0.3) | (348) | (3,348) | (0.3) |
| Net income | 159,142 | 24.8 | 181,274 | 30.2 | (22,132) | 313,249 | 25.8 |

* States the gain on the sale of idle real estate, consisting mainly of land.

** Gains from transfer of shares of "Wyeth K.K." and "Mitsui Takeda Chemicals, Inc."

*** Gain from transfer of the beverage and food business of Takeda Food Products, Ltd.

**** Gains on transfer of shares of subsidiaries and affiliates engaged in life-environment business, "Wyeth K.K." and "Takeda-Kirin Foods Corporation" are stated.

## 6. Interim Consolidated Balance Sheets

Millions of yen

| | As of September 30, 2006 | | As of September 30, 2005 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| Current assets | 2,268,475 | 76.9% | 2,208,130 | 77.7% | 2,371,970 | 78.0% |
| Cash and deposits | 409,656 | | 412,548 | | 450,709 | |
| Notes and accounts receivable | 264,957 | | 247,436 | | 236,680 | |
| Securities | 1,294,194 | | 1,288,615 | | 1,405,811 | |
| Inventories | 100,871 | | 94,493 | | 98,258 | |
| Deferred income taxes | 124,799 | | 116,067 | | 135,019 | |
| Other current assets | 74,323 | | 49,254 | | 45,802 | |
| Allowance for doubtful receivables | (325) | | (284) | | (309) | |
| Fixed assets | 682,736 | 23.1 | 632,269 | 22.3 | 670,324 | 22.0 |
| Tangible fixed assets: | 234,376 | 7.9 | 215,569 | 7.6 | 215,670 | 7.1 |
| Buildings and structures | 97,550 | | 102,243 | | 100,502 | |
| Machinery, equipment and carriers | 38,644 | | 42,308 | | 42,594 | |
| Tools and fixtures | 6,901 | | 7,244 | | 7,461 | |
| Land | 62,962 | | 44,419 | | 44,853 | |
| Construction in progress | 28,320 | | 19,354 | | 20,260 | |
| Intangible fixed assets: | 6,466 | 0.2 | 6,887 | 0.2 | 5,330 | 0.2 |
| Goodwill | 2,958 | | 2,352 | | 1,568 | |
| Other intangible fixed assets | 3,508 | | 4,535 | | 3,762 | |
| Investments and other assets: | 441,894 | 15.0 | 409,813 | 14.5 | 449,325 | 14.7 |
| Investment securities | 376,821 | | 348,763 | | 387,964 | |
| Long-term loans | 212 | | 173 | | 187 | |
| Prepaid pension costs | 20,845 | | 15,392 | | 18,886 | |
| Real estates for lease | 22,873 | | 23,907 | | 23,354 | |
| Deferred income taxes | 14,778 | | 15,147 | | 12,609 | |
| Other | 6,509 | | 6,580 | | 6,516 | |
| Allowance for doubtful receivables | (144) | | (149) | | (191) | |
| Total assets | 2,951,211 | 100.0% | 2,840,399 | 100.0% | 3,042,294 | 100.0% |

Millions of yen

| | As of September 30, 2006 | | As of September 30, 2005 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| Total liabilities | 573,378 | 19.4% | 585,989 | 20.6% | 646,671 | 21.2% |
| Current liabilities: | 412,202 | 13.9 | 437,523 | 15.4 | 488,227 | 16.0 |
| Notes and accounts payable | 71,374 | | 74,106 | | 78,195 | |
| Short-term loans | 5,191 | | 7,350 | | 5,446 | |
| Income taxes payable | 116,971 | | 141,586 | | 151,947 | |
| Accrued expenses | 105,470 | | 101,139 | | 125,114 | |
| Reserve for bonuses | 34,257 | | 30,646 | | 34,782 | |
| Other reserves | 8,344 | | 8,479 | | 7,299 | |
| Other current liabilities | 70,595 | | 74,217 | | 85,445 | |
| Long-term liabilities: | 161,176 | 5.5 | 148,466 | 5.2 | 158,444 | 5.2 |
| Deferred tax liabilities | 114,838 | | 96,692 | | 106,223 | |
| Reserve for retirement benefits | 27,513 | | 36,643 | | 35,119 | |
| Reserve for directors' retirement bonuses | 1,790 | | 1,657 | | 1,829 | |
| Reserve for SMON compensation | 4,399 | | 4,575 | | 4,486 | |
| Other long-term liabilities | 12,635 | | 8,899 | | 10,786 | |
| Minority interests | | | 45,731 | 1.6 | 47,193 | 1.6 |
| Shareholders' equity | | | 2,208,679 | 77.8 | 2,348,429 | 77.2 |
| Common stock | | | 63,541 | | 63,541 | |
| Additional paid-in capital | | | 49,639 | | 49,641 | |
| Retained earnings | | | 1,977,002 | | 2,062,226 | |
| Unrealized gain on securities | | | 151,496 | | 171,844 | |
| Foreign currency translation adjustment | | | (30,016) | | 4,224 | |
| Treasury stock | | | (2,983) | | (3,046) | |
| Total liabilities, minority interests and shareholders' equity | | | 2,840,399 | 100.0% | 3,042,294 | 100.0% |
| Net assets | 2,377,833 | 80.6% | | | | |
| I. Shareholders' equity | 2,149,239 | 72.8% | | | | |
| Common stock | 63,541 | | | | | |
| Additional paid-in capital | 49,638 | | | | | |
| Retained earnings | 2,172,775 | | | | | |
| Treasury stock | (136,715) | | | | | |
| II. Valuation and translation adjustments | 188,912 | 6.4% | | | | |
| Unrealized gain on securities | 176,327 | | | | | |
| Deferred hedge gain/loss | (716) | | | | | |
| Foreign currency translation adjustment | 13,301 | | | | | |
| III. Minority interests | 39,682 | 1.4% | | | | |
| Total liabilities and net assets | 2,951,211 | 100.0% | | | | |

## 7. Interim Consolidated Statements of Cash Flows

Millions of yen

| | Interim period of fiscal 2006 | Interim period of fiscal 2005 | Increase (decrease) | Fiscal 2005 |
|---|---|---|---|---|
| Net income before income taxes and minority interests | 337,334 | 292,004 | 45,331 | 517,957 |
| Depreciation and amortization | 13,129 | 14,513 | (1,384) | 28,728 |
| Net interest and dividend income | (26,282) | (14,734) | (11,548) | (33,846) |
| Equity in earnings of affiliates | (5,280) | (9,507) | 4,227 | (11,541) |
| Loss (gain) on sales and disposals of property, plant and equipment | (1,598) | (42) | (1,556) | 2,005 |
| Loss (gain) on sales of securities | 48 | 271 | (223) | 306 |
| Gains on sale of shares of related companies | (17,058) | (12,024) | (5,034) | (12,048) |
| Gains from transfer of businesses | (18,981) | — | (18,981) | — |
| Gains on return of the proxy portion of corporate employee pension funds to the government | — | (20,411) | 20,411 | (20,411) |
| Decrease (increase) in notes and accounts receivable | (34,118) | (25,998) | (8,121) | (13,156) |
| Decrease (increase) in inventories | (3,528) | (2,807) | (722) | (5,647) |
| Increase (decrease) in notes and accounts payable | (3,078) | 5,255 | (8,333) | 8,789 |
| Other | (26,798) | 11,059 | (37,858) | 40,092 |
| Subtotal | 213,789 | 237,580 | (23,791) | 501,230 |
| Interest received and paid and dividends received | 25,528 | 14,816 | 10,712 | 34,196 |
| Income taxes paid | (236,880) | (77,749) | (159,131) | (161,843) |
| Settlement paid related to bulk vitamin and other cartel cases | (1,492) | — | (1,492) | (7) |
| Net cash provided by operating activities | 945 | 174,647 | (173,702) | 373,575 |
| Payment for purchases of securities | (165,763) | (179,173) | 13,409 | (468,274) |
| Proceeds from sales and redemption of securities | 341;312 | 237,709 | 103,603 | 484,011 |
| Payment for deposit of funds into time deposits | — | (19,900) | 19,900 | (29,900) |
| Proceeds from redemption of time deposits | — | 19,900 | (19,900) | 29,900 |
| Payment for purchases of property, plant and equipment | (15,028) | (15,595) | 568 | (32,093) |
| Proceeds from sales of property, plant and equipment | 2,866 | 467 | 2,399 | 899 |
| Payment for purchases of investment securities | (4,082) | (98) | (3,984) | (1,588) |
| Proceeds from sales of investment securities | 39,161 | 12,794 | 26,367 | 13,245 |
| Proceeds from sales of subsidiaries' shares, resulting in change of consolidation scope | — | 10,331 | (10,331) | 10,772 |
| Proceeds from transfer of businesses | 19,800 | — | 19,800 | — |
| Other | (1,311) | 797 | (2,108) | (406) |
| Net cash provided by investing activities | 216,956 | 67,232 | 149,723 | 6,566 |
| Net increase (decrease) in short-term bank loans | 624 | (363) | 987 | (884) |
| Proceeds from issuance of long-term debt | — | 764 | (764) | 1,850 |
| Repayment of long-term debt | (1,537) | (1,444) | (92) | (3,218) |
| Payment for treasury stock buyback | (156,687) | — | (156,687) | — |
| Dividends paid | (46,740) | (38,790) | (7,950) | (85,529) |
| Other | (1,372) | (1,105) | (267) | (1,509) |
| Net cash used in financing activities | (205,712) | (40,938) | (164,774) | (89,290) |
| Effect of exchange rate changes on cash and cash equivalents | 7,672 | 35,807 | (28,135) | 71,060 |
| Net increase in cash and cash equivalents | 19,861 | 236,747 | (216,886) | 361,911 |

| | | | | |
|---|---|---|---|---|
| Cash and cash equivalents, beginning of period | 1,626,235 | 1,264,324 | 361,911 | 1,264,324 |
| Cash and cash equivalents, end of period | 1,646,096 | 1,501,071 | 145,025 | 1,626,235 |

## 8-1. Interim Consolidated Statements of Retained Earnings

Millions of yen

| | Interim period of fiscal 2005 | Fiscal 2005 |
|---|---|---|
| Additional paid-in capital | | |
| Balance at the beginning of the period | 49,638 | 49,638 |
| Increase in additional paid-in capital | 1 | 3 |
| Gain on disposal of treasury stock | 1 | 3 |
| Balance at the end of the period | 49,639 | 49,641 |
| Retained earnings | | |
| Balance at the beginning of the period | 1,834,931 | 1,834,931 |
| Additions | 181,274 | 313,249 |
| Net income | 181,274 | 313,249 |
| Deductions | 39,203 | 85,954 |
| Cash dividends paid | 38,811 | 85,561 |
| Bonuses to directors and corporate auditors | 392 | 393 |
| Balance at the end of the period | 1,977,002 | 2,062,226 |

## 8-2. Interim Consolidated Statements of Changes in Net Assets

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006) Millions of yen

| | Shareholder's equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Shareholder's equity |
| Balance as of March 31, 2006 | 63,541 | 49,641 | 2,062,226 | (3,046) | 2,172,362 |
| Change during the interim period | | | | | |
| Dividends from retained earnings | | | (46,749) | | (46,749) |
| Bonuses to directors and auditors | | | (348) | | (348) |
| Net income | | | 159,142 | | 159,142 |
| Treasury stock buyback | | | | (178,609) | (178,609) |
| Treasury stock disposition | | (3) | (1,496) | 44,940 | 43,441 |
| Net change in items other than shareholders' equity during the interim period | | | | | — |
| Total change during the interim period | — | (3) | 110,549 | (133,670) | (23,123) |
| Balance as of September 30, 2006 | 63,541 | 49,638 | 2,172,775 | (136,715) | 2,149,239 |

| | Valuation and translation adjustments | | | | Minority interests | Total net assets |
|---|---|---|---|---|---|---|
| | Unrealized gain on securities | Deferred hedge gain/loss | Foreign currency translation adjustment | Total valuation and translation adjustments | | |
| Balance as of March 31, 2006 | 171,844 | — | 4,224 | 176,068 | 47,193 | 2,395,623 |
| Change during the interim period | | | | | | |
| Dividends from retained earnings | | | | | | (46,749) |
| Bonuses to directors and auditors | | | | | | (348) |
| Net income | | | | | | 159,142 |
| Treasury stock buyback | | | | | | (178,609) |
| Treasury stock disposition | | | | | | 43,441 |
| Net change in items other than shareholders' equity during the interim period | 4,483 | (716) | 9,077 | 12,845 | (7,512) | 5,333 |
| Total change during the interim period | 4,483 | (716) | 9,077 | 12,845 | (7,512) | (17,790) |
| Balance as of September 30, 2006 | 176,327 | (716) | 13,301 | 188,912 | 39,682 | 2,377,833 |

** Foreign currency translation adjustment

## Preparation of the Interim Consolidated Financial Statements

1. Scope of Consolidation
   Number of consolidated subsidiaries: 46 companies
   Names of principal companies and changes in scope of consolidated subsidiaries:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

2. Application of the Equity Method
   Number of affiliated companies accounted for by the equity method: 20 companies
   Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:
   Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

3. Items Related to Interim Account Settlement Date of Consolidated Subsidiaries
   The interim accounting settlement date for Tianjin Takeda Pharmaceuticals Co., Ltd., a consolidated subsidiary, and TAP Pharmaceutical Products Inc., an equity method-applied affiliate, is June 30. For preparation of consolidated financial statements, tentative financial statements of these two companies as of the date of interim consolidated accounting settlement were used.

4. Accounting Standards
   (1) Valuation of Major Assets
   1) Inventories

| | |
|---|---|
| Merchandise and finished products: | Valued at lower of cost or market using the weighted average cost method |
| Semi-finished products and work-in-progress: | Valued at lower of cost or market using the weighted average cost method |
| Raw materials and supplies: | Valued at lower of cost or market using the moving-average method |

   2) Securities

| | |
|---|---|
| Trading securities: | Fair value (Cost of securities sold is primarily calculated using the moving-average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Other securities | |
| With market value: | Valued at market value based on market prices at the interim balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |

   3) Derivatives: Fair value

   (2) Method for Depreciation of Tangible Fixed Assets and Real Estate for Lease
   The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method.
   Estimated useful lives are mainly as follows:
   Buildings and structures: 15-50 years
   Machinery, equipment and carriers: 4-15 years

   (3) Accounting Standards for Major Reserves
   1) Allowance for doubtful receivables:
   To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

   Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

   2) Reserve for bonuses:
   To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the interim period, based on the applicable period.

3) Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- The company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under contributory and qualified pension plans.
- Four of the consolidated subsidiaries provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under qualified pension plans.
- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the interim balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the interim period.

(4) Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Principal Methods of Hedge Accounting

1) Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges

Preliminary testing is conducted using comparative analysis or statistical methods such as comparative analysis or regression analysis, and post-testing is conducted using comparative analysis.

(6) Other

Consumption taxes are excluded from revenues and expenses.

5. Scope of Funds in the Interim Consolidated Statements of Cash Flows

Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

**<Changes in Accounting Methods>**

<Accounting Standards concerning Presentation of Net Assets on Balance Sheet>

From this interim period, the Takeda Group has adopted the "Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards No. 5, issued by the Corporate Accounting Standards Committee on December 9, 2005) and the "Guides for Adopting the Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards Adoption Guide No. 8, issued by the Corporate Accounting Standards Committee on December 9, 2005).

If the former classification of Shareholders' Equity had been used, the total shareholders' equity would have totaled ¥2,338,867 million.

Following the revision of the Rules for Consolidated Interim Financial Statements, the consolidated financial statements of the Takeda Group for the six months ended September 30, 2006 are prepared in accordance with those revised rules.

<Accounting Standards concerning Business Combination>

From this interim period, the Group has adopted the "Accounting Standards concerning Business Combination" (issued by the Corporate Accounting Standards Council on October 31, 2003), the "Accounting Standards concerning Business Division" (Corporate Accounting Standards No. 7, issued by the Corporate Accounting Standards Committee on December 27, 2005), and the "Guides for Adopting the Accounting Standards concerning Business Combination and Business Division" (Corporate Accounting Standards Adoption Guide No. 10, issued by the Corporate Accounting Standards Committee on December 27, 2005).

<Evaluation of Assets and Liabilities of Consolidated Subsidiaries>

In and before the previous fiscal year, assets and liabilities of consolidated subsidiaries were evaluated by the full market value method. From the current interim period, they are to be evaluated by the partial market value method. During the current interim period, the company acquired additional shares of subsidiaries engaged in the real estates business. If the full market value method had been used for this case, the difference between the investment made by the company for the acquisition of these additional shares and the book value of the corresponding net assets of the subsidiary would have been recorded as "goodwill" on the consolidated balance sheet. However, this difference resulted mainly from the increase in the market value of land and other assets held by the subsidiary. Accordingly, the Company judged that it was appropriate to allocate this difference to land and other assets resulting in such difference by using the partial market value method in order to fairly present the economic status of the transaction to acquire additional shares on the financial statements.

In accordance with the revised evaluation method, the operating income, ordinary income and net income increased by ¥1,642 million in the interim consolidated statements of income, compared with the conventional evaluation method.

**<Changes in Presentation>**

<Interim Consolidated Statement of Cash Flows>

"Payment for treasury stock buyback," which had been included in "Other" under "Net cash used in financing activities" in and before the previous year, is presented separately from this interim period because its importance has become larger in the current interim period.

"Payment for treasury stock buyback" in the previous year was ¥85 million.

## Notes to Interim Consolidated Statements of Income

Millions of yen

| | Interim period of fiscal 2006 | Interim period of fiscal 2005 | Fiscal 2005 |
|---|---|---|---|
| 1. Selling, general and administrative expenses | | | |
| (1) Selling expenses | | | |
| Advertising expense | 15,051 | 10,835 | 23,919 |
| Sales promotion expense | 18,755 | 15,813 | 39,365 |
| Freight and storage expense | 3,320 | 3,992 | 7,864 |
| (2) General and administrative expenses | | | |
| Salaries | 32,818 | 29,873 | 62,268 |
| Bonuses and provision for bonuses | 16,910 | 17,005 | 35,309 |
| Retirement benefit expenses | 841 | 4,840 | 4,952 |
| R&D expenses | 96,182 | 82,277 | 169,645 |

## Notes to Interim Consolidated Balance Sheets

Millions of yen

| | As of September 30, 2006 | As of September 30, 2005 | As of March 31, 2006 |
|---|---|---|---|
| 1. Accumulated depreciation | | | |
| Tangible fixed assets | 376,517 | 403,704 | 376,598 |
| Real Estate for Lease | 5,217 | 4,182 | 4,735 |
| 2. Pledged assets | | | |
| Assets pledged as collateral | 5,392 | 6,376 | 5,694 |
| Debt corresponding to pledged assets | 1,267 | 2,072 | 1,772 |
| 3. Loans guaranteed | | | |
| Guarantees | 3,256 | 4,237 | 3,791 |
| 4. Endorsed trade notes receivable | 7 | 15 | 13 |

## Notes to Interim Consolidated Statements of Cash Flows

Relationship between the ending balance of cash and cash equivalents and the category names used in the interim consolidated balance sheets

Millions of yen

| | Interim period of fiscal 2006 | Interim period of fiscal 2005 | Fiscal 2005 |
|---|---|---|---|
| Cash and deposits | 409,656 | 412,548 | 450,709 |
| Securities redeemable within three months | 1,236,441 | 1,088,523 | 1,175,526 |
| Cash and cash equivalents | 1,646,096 | 1,501,071 | 1,626,235 |

## Notes to Interim Consolidated Statements of Changes in Net Assets

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006)

1. Type and numbers of outstanding shares, and type and numbers of treasury stocks

Thousands of shares

| | Number of shares as of March 31, 2006 | Increase | Decrease | Number of shares as of September 30, 2006 |
|---|---|---|---|---|
| Outstanding Common stock | 889,272 | — | — | 889,272 |
| Treasury stock Common stock | 4,073 | (Note 1) 24,478 | (Note 2) 6,342 | 22,209 |

(Note 1) 24,478 thousand additional shares of treasury stock comprise 21,237 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda under Article 165.2 of the Corporate Law, 3,225 thousand shares acquired by the share exchange (increase in Takeda's portion of treasury stocks held by subsidiaries), and 14 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Note 2) Decrease in treasury stock by 6,342 thousand shares comprises 6,340 thousand shares decreased by the share exchange, and 2 thousand shares sold to shareholders in response to their demand to sell additional shares up to the trading unit.

2. Dividends

(1) Dividends paid

| Resolution | Type of shares | Total dividends | Dividend per share | Record date | Effective date |
|---|---|---|---|---|---|
| Shareholders' general meeting on June 29, 2006 | Common stock | ¥46,749 million | ¥53.00 | March 31, 2006 | June 29, 2006 |

(2) Of the dividends for which the record date was included in the current interim period, those for which effective date occurs after the closing of the current interim term

| Resolution | Type of shares | Total dividends | Dividend source | Dividend per share | Record date | Effective date |
|---|---|---|---|---|---|---|
| Meeting of the board of directors on November 6, 2006 | Common stock | ¥52,024 million | Retained earnings | ¥60.00 | September 30, 2006 | December 8, 2006 |

## 9. Segment Information

### (1) Business Segment Information

**Interim period of fiscal 2006 (April 1, 2006-September 30, 2006)** Millions of yen

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 591,914 | 50,514 | 642,427 | — | 642,427 |
| (2) Intersegment sales and transfers | 175 | 2,982 | 3,157 | (3,157) | — |
| Total | 592,089 | 53,496 | 645,584 | (3,157) | 642,427 |
| Operating expenses | 361,523 | 47,892 | 409,415 | (3,211) | 406,204 |
| Operating income | 230,566 | 5,604 | 236,170 | 54 | 236,223 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 857,646 | 222,561 | 1,080,208 | 1,871,003 | 2,951,211 |
| Depreciation & amortization | 9,645 | 3,002 | 12,647 | 482 | 13,129 |
| Capital investments | 14,136 | 2,783 | 16,919 | — | 16,919 |

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** Millions of yen

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 530,263 | 69,579 | 599,842 | — | 599,842 |
| (2) Intersegment sales and transfers | 3,089 | 2,705 | 5,794 | (5,794) | — |
| Total | 533,352 | 72,284 | 605,636 | (5,794) | 599,842 |
| Operating expenses | 323,254 | 67,141 | 390,395 | (5,799) | 384,596 |
| Operating income | 210,098 | 5,143 | 215,241 | 5 | 215,246 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 756,245 | 253,678 | 1,009,923 | 1,830,477 | 2,840,399 |
| Depreciation & amortization | 10,390 | 4,123 | 14,513 | — | 14,513 |
| Capital investments | 11,618 | 2,484 | 14,102 | — | 14,102 |

**Fiscal 2005 (April 1, 2005-March 31, 2006)** Millions of yen

| | Pharmaceuticals | Other | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| (1) Sales to outside customers | 1,074,519 | 137,688 | 1,212,207 | — | 1,212,207 |
| (2) Intersegment sales and transfers | 5,539 | 5,674 | 11,213 | (11,213) | — |
| Total | 1,080,058 | 143,363 | 1,223,421 | (11,213) | 1,212,207 |
| Operating expenses | 691,990 | 128,643 | 820,633 | (11,235) | 809,398 |
| Operating income | 388,068 | 14,720 | 402,788 | 21 | 402,809 |
| (Reference) Identifiable assets, depreciation & amortization, and capital investments: | | | | | |
| Identifiable assets | 776,826 | 231,906 | 1,008,731 | 2,033,563 | 3,042,294 |
| Depreciation & amortization | 20,790 | 6,831 | 27,621 | 1,107 | 28,728 |
| Capital investments | 29,199 | 3,416 | 32,616 | — | 32,616 |

Notes

1. Businesses are classified into two segments based on the actual conditions of business management.

2. Principal products of each business segment

| Business Segment | Business Division | Principal Products |
|---|---|---|
| Pharmaceuticals | Ethical Drugs | Ethical pharmaceuticals |
| | Consumer Healthcare | Over-the-counter pharmaceuticals and quasidrugs |
| Other | Vitamin* | Bulk vitamins |
| | Others | Reagents, clinical diagnostics, photographic film chemicals, health foods**, beverages**, inorganic industrial chemicals |

* In January 2006, all Takeda's shares in BASF Takeda Vitamin, K.K, engaged in the vitamin business, were transferred to BASF Japan, Ltd.

** In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, a joint venture between Takeda and House Foods Corporation.

3. Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company, a holding company in the United States and others.

Interim period of fiscal 2006: ¥1,872,698 million
Interim period of fiscal 2005: ¥1,834,043 million
Fiscal 2005: ¥2,036,347 million

## (2) Geographical Segment Information

**Interim period of fiscal 2006 (April 1, 2006-September 30, 2006)** Millions of yen

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 427,256 | 146,196 | 64,195 | 4,779 | 642,427 | — | 642,427 |
| (2) Intersegment sales and transfers | 50,297 | 725 | 5,033 | 66 | 56,120 | (56,120) | — |
| Total | 477,552 | 146,921 | 69,228 | 4,845 | 698,547 | (56,120) | 642,427 |
| Operating expenses | 211,337 | 98,491 | 51,807 | 3,694 | 365,328 | 40,875 | 406,204 |
| Operating income | 266,216 | 48,430 | 17,421 | 1,151 | 333,218 | (96,995) | 236,223 |
| (Reference) Identifiable assets | 783,770 | 207,409 | 140,238 | 13,566 | 1,144,982 | 1,806,229 | 2,951,211 |

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** Millions of yen

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 439,935 | 97,042 | 58,990 | 3,875 | 599,842 | — | 599,842 |
| (2) Intersegment sales and transfers | 46,738 | 656 | 3,860 | 101 | 51,356 | (51,356) | — |
| Total | 486,673 | 97,698 | 62,850 | 3,977 | 651,198 | (51,356) | 599,842 |
| Operating expenses | 224,803 | 72,215 | 46,813 | 3,148 | 346,979 | 37,617 | 384,596 |
| Operating income | 261,870 | 25,484 | 16,037 | 829 | 304,219 | (88,973) | 215,246 |
| (Reference) Identifiable assets | 809,653 | 158,356 | 112,637 | 11,639 | 1,092,285 | 1,748,115 | 2,840,399 |

**Fiscal 2005 (April 1, 2005 - March 31, 2006)** Millions of yen

| | Japan | North America | Europe | Asia | Total | Eliminations/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales: | | | | | | | |
| (1) Sales to outside customers | 872,990 | 214,203 | 116,669 | 8,345 | 1,212,207 | — | 1,212,207 |
| (2) Intersegment sales and transfers | 90,393 | 2,050 | 7,341 | 204 | 99,988 | (99,988) | — |
| Total | 963,383 | 216,253 | 124,010 | 8,549 | 1,312,195 | (99,988) | 1,212,207 |
| Operating expenses | 446,084 | 183,664 | 99,420 | 6,927 | 736,095 | 73,304 | 809,398 |
| Operating income | 517,299 | 32,589 | 24,591 | 1,622 | 576,100 | (173,291) | 402,809 |
| (Reference) Identifiable assets | 761,523 | 154,694 | 122,642 | 13,256 | 1,052,114 | 1,990,180 | 3,042,294 |

Notes

1. Regional segments are based on geographic proximity.
   Main countries and regions included in each segment:
   North America: United States
   Europe: Germany, France, Italy, United Kingdom, Ireland and others
   Asia: Taiwan, Indonesia, China and others

2. Takeda has been endeavoring to build a unique simple and efficient business management organization. Takeda conducts centralized and global management of R&D activities, led by the head office of Takeda Pharmaceutical Company in Japan, while the sales function is controlled on a regional basis according to the regional divisions of Japan, the U.S. and Europe.
   This approach is based on the concept that regardless where they are conducted, R&D activities will contribute to the sales growth in the future throughout all regions where Takeda is engaged in business. In accordance with this concept, we believe that it is appropriate to record R&D expenses as Corporate expenses for the purpose of the segment-based accounting. For this reason, for the purpose of disclosing geographical segment information, R&D expenses are excluded from the operating expenses of each region, but included in "Eliminations/Corporate."
   The following unallocatable operating expenses (R&D expenses) are included in "Eliminations/Corporate":
   Interim period of fiscal 2006 ¥96,182 million
   Interim period of fiscal 2005 ¥82,277 million
   Fiscal 2005 ¥169,645 million

3. Main assets included in the corporate assets under the category of "Eliminations/Corporate" are: surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of Takeda Pharmaceutical Company and a holding company in the United States and others, and assets related to R&D activities of the Takeda Group.

| | |
|---|---|
| Interim period of fiscal 2006 | ¥1,932,381 million |
| Interim period of fiscal 2005 | ¥1,834,043 million |
| Fiscal 2005 | ¥2,090,558 million |

4. In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports of the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total net sales of consolidated subsidiaries in the North America region, net sales in the Europe segment are the total net sales of consolidated subsidiaries in the Europe regions, and net sales in the Asia segment are the total net sales of consolidated subsidiaries in the Asia regions.

### (3) Overseas Sales

**Interim period of fiscal 2006 (April 1, 2006-September 30, 2006)** Millions of yen

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 206,258 | 93,740 | 11,863 | 311,860 |
| 2. Total consolidated net sales | | | | 642,427 |
| 3. Overseas sales/Total consolidated net sales (%) | 32.1 | 14.6 | 1.8 | 48.5 |

**Interim period of fiscal 2005 (April 1, 2005-September 30, 2005)** Millions of yen

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 161,007 | 91,990 | 9,822 | 262,820 |
| 2. Total consolidated net sales | | | | 599,842 |
| 3. Overseas sales/Total consolidated net sales (%) | 26.8 | 15.3 | 1.7 | 43.8 |

**Fiscal 2005 (April 1, 2005-March 31, 2006)** Millions of yen

| Category | North America | Europe | Others | Total |
|---|---|---|---|---|
| 1. Overseas sales | 335,922 | 180,223 | 20,980 | 537,124 |
| 2. Total consolidated net sales | | | | 1,212,207 |
| 3. Overseas sales/Total consolidated net sales (%) | 27.7 | 14.9 | 1.7 | 44.3 |

Notes:
1. Country and regional segments are based on geographic proximity.
2. Main countries and regions included in each segment:
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, Italy, France, Spain and others
   (3) Others: South America, Asia, Africa, Oceania
3. Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

## 10. Lease Transactions

Omitted due to disclosure on EDINET.

## 11. Securities

### Interim period of fiscal 2006 (as of September 30, 2006)

1. Securities to be held until maturity with market values — Millions of yen

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 6,010 | 5,982 | (28) |
| (2) Other | — | — | — |
| Total | 6,010 | 5,982 | (28) |

2. Other securities with market values — Millions of yen

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 38,279 | 331,003 | 292,724 |
| (2) Bonds | 979,286 | 979,283 | (3) |
| Corporate/public bonds | 152,160 | 152,164 | 4 |
| Other | 827,126 | 827,119 | (6) |
| (3) Other | 281,551 | 281,551 | 0 |
| Total | 1,299,116 | 1,591,838 | 292,721 |

3. Description and consolidated balance sheet amount of main securities without market values:

| | |
|---|---|
| Shares of related companies | ¥35,541 million |
| Other securities | |
| Unlisted stocks | ¥7,692 million |
| Joint money trust | ¥5,000 million |

### Interim period of fiscal 2005 (as of September 30, 2005)

1. Securities to be held until maturity with market values — Millions of yen

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 2,510 | 2,502 | (8) |
| (2) Other | — | — | — |
| Total | 2,510 | 2,502 | (8) |

2. Other securities with market values — Millions of yen

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 34,419 | 285,757 | 251,338 |
| (2) Bonds | 361,512 | 361,504 | (8) |
| Corporate/public bonds | 361,512 | 361,504 | (8) |
| Other | — | — | — |
| (3) Other | 903,332 | 903,317 | (15) |
| Total | 1,299,263 | 1,550,578 | 251,315 |

3. Description and consolidated balance sheet amount of main securities without market values:

| | |
|---|---|
| Shares of related companies | ¥48,926 million |
| Other securities | |
| Unlisted stocks | ¥12,488 million |

**Fiscal 2005 (as of March 31, 2006)**

1. Securities to be held until maturity with market values

Millions of yen

| | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| (1) Corporate/public bonds | 2,516 | 2,494 | (22) |
| (2) Others | — | — | — |
| Total | 2,516 | 2,494 | (22) |

2. Other securities with market values

Millions of yen

| | Acquisition cost | Balance sheet amount | Difference |
|---|---|---|---|
| (1) Stocks | 35,048 | 320,499 | 285,451 |
| (2) Bonds | 1,101,731 | 1,101,712 | (19) |
| Corporate/public bonds | 381,961 | 381,949 | (12) |
| Other | 719,770 | 719,763 | (7) |
| (3) Other | 273,904 | 273,904 | 0 |
| Total | 1,410,683 | 1,696,115 | 285,432 |

3. Description and consolidated balance sheet amount of main securities without market values:

| | |
|---|---|
| Shares of related companies | ¥52,069 million |
| Other securities | |
| Unlisted stocks | ¥13,802 million |
| Joint money trust | ¥5,000 million |

## 12. Derivative Transactions

Omitted due to disclosure on EDINET.

## 13. Production, Orders and Sales

### (1) Production

Millions of yen

| | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| Pharmaceuticals | 322,192 | 93.3% | 328,921 | 89.2% | (6,729) | 659,665 | 88.6% |
| Ethical Drugs | 307,975 | 89.2 | 320,754 | 87.0 | (12,779) | 649,179 | 87.2 |
| Consumer Healthcare | 14,217 | 4.1 | 8,167 | 2.2 | 6,050 | 10,486 | 1.4 |
| Other Businesses | 23,261 | 6.7 | 39,737 | 10.8 | (16,476) | 84,937 | 11.4 |
| Vitamin | 3,901 | 1.1 | 3,884 | 1.1 | 17 | 7,577 | 1.0 |
| Others | 19,359 | 5.6 | 35,853 | 9.7 | (16,494) | 77,360 | 10.4 |
| Total | 345,453 | 100.0% | 368,658 | 100.0% | (23,205) | 744,602 | 100.0% |

### (2) Purchases

Millions of yen

| | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| Pharmaceuticals | 63,380 | 85.3% | 56,465 | 83.0% | 6,915 | 112,955 | 81.8% |
| Ethical Drugs | 55,227 | 74.3 | 48,819 | 71.8 | 6,408 | 97,553 | 70.6 |
| Consumer Healthcare | 8,153 | 11.0 | 7,645 | 11.2 | 507 | 15,402 | 11.2 |
| Other Businesses | 10,907 | 14.7 | 11,545 | 17.0 | (638) | 25,175 | 18.2 |
| Total | 74,287 | 100.0% | 68,009 | 100.0% | 6,277 | 138,130 | 100.0% |

### (3) Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

### (4) Sales

Millions of yen

| | | | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|---|---|
| Pharmaceuticals | | | 591,914 | 92.1% | 530,263 | 88.4% | 61,651 | 1,074,519 | 88.6% |
| | Ethical Drugs | | 561,943 | 87.5 | 500,898 | 83.5 | 61,045 | 1,019,074 | 84.1 |
| | | Japan | 257,048 | 40.0 | 243,502 | 40.6 | 13,546 | 493,493 | 40.7 |
| | | Overseas | 304,895 | 47.5 | 257,396 | 42.9 | 47,499 | 525,582 | 43.4 |
| | Consumer Healthcare | | 29,971 | 4.6 | 29,365 | 4.9 | 606 | 55,445 | 4.6 |
| Other Businesses | | | 50,514 | 7.9 | 69,579 | 11.6 | (19,066) | 137,688 | 11.4 |
| | Vitamin | | 4,118 | 0.6 | 4,235 | 0.7 | (118) | 9,078 | 0.7 |
| | Others | | 46,396 | 7.3 | 65,344 | 10.9 | (18,948) | 128,610 | 10.7 |
| Total | | | 642,427 | 100.0% | 599,842 | 100.0% | 42,585 | 1,212,207 | 100.0% |
| [Overseas in Total] | | | [311,860] | [48.5] | [262,820] | [43.8] | [49,040] | [537,124] | [44.3] |
| [Royalty Income in Total] | | | [25,847] | [4.0] | [23,570] | [3.9] | [2,277] | [50,768] | [4.2] |

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows: Millions of yen

| | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| | Amount | % of total | Amount | % of total | | Amount | % of total |
| Mediceo Paltac Holdings Co., Ltd.* | 138,002 | 21.5% | 129,712 | 21.6% | 8,290 | 258,998 | 21.4% |

* On October 1, 2005, Mediceo Holdings Co., Ltd. was renamed Mediceo Paltac Holdings Co., Ltd.

# Summary of Unconsolidated Financial Statements for the Interim Period of Fiscal 2006

November 6, 2006

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President
Contact: Toyoji Yoshida, Director

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502
Board of directors meeting: November 6, 2006
Start date of dividend payment: December 8, 2006
*Tangen* unit system: Yes (1 *tangen* unit = 100 shares)
Telephone +81-6-6204-2060, +81-3-3278-2039

## 1. Results for the Interim Period of Fiscal 2006 (April 1, 2006-September 30, 2006)

(1) Sales and Income

All amounts are rounded to the nearest million yen.

| | Net sales (¥ million) | Year-on-year change (%) | Operating income (¥ million) | Year-on-year change (%) | Ordinary income (¥ million) | Year-on-year change (%) |
|---|---|---|---|---|---|---|
| Interim period of fiscal 2006 | 431,955 | 1.7 | 178,548 | (4.9) | 207,448 | 1.3 |
| Interim period of fiscal 2005 | 424,847 | 5.3 | 187,794 | 3.0 | 204,787 | 3.9 |
| Fiscal 2005 | 840,230 | | 345,969 | | 364,439 | |

| | Net income (¥ million) | Year-on-year change (%) | Earnings per share (¥) |
|---|---|---|---|
| Interim period of fiscal 2006 | 113,211 | (27.3) | 128.44 |
| Interim period of fiscal 2005 | 155,644 | 20.5 | 175.13 |
| Fiscal 2005 | 249,361 | | 280.31 |

Notes:

1. Average number of shares outstanding: Interim period of fiscal 2006: 881,419,815 shares
   Interim period of fiscal 2005: 888,754,318 shares
   Fiscal 2005: 888,748,297 shares
2. Changes in accounting methods: No
3. Year-on year change (%) for net sales, operating income, ordinary income and net income is based on the previous interim period.

(2) Financial Position

| | Total assets (¥ million) | Net assets (¥ million) | Shareholders' equity ratio (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| Interim period of fiscal 2006 | 2,008,067 | 1,656,222 | 82.5 | 1,909.97 |
| Interim period of fiscal 2005 | 2,063,025 | 1,663,175 | 80.6 | 1,871.37 |
| Fiscal 2005 | 2,157,543 | 1,728,443 | 80.1 | 1,944.57 |

Notes:

1. Number of shares outstanding at end of period: Interim period of fiscal 2006: 867,146,161 shares
   Interim period of fiscal 2005: 888,747,136 shares
   Fiscal 2005: 888,737,771 shares
2. Number of shares of treasury stock at end of period: Interim period of fiscal 2006: 22,126,234 shares
   Interim period of fiscal 2005: 525,259 shares
   Fiscal 2005: 534,624 shares

## 2. Projected Results for Fiscal 2006 (April 1, 2006-March 31, 2007)

| | Net sales (¥ million) | Ordinary income (¥ million) | Net income (¥ million) |
|---|---|---|---|
| Fiscal 2006 | 875,000 | 360,000 | 210,000 |

Reference: Estimated earnings per share (fiscal 2006): ¥242.17

## 3. Dividends

- Cash dividend

| | Dividend per share (¥) | | |
|---|---|---|---|
| | Interim | Year-end | Annual |
| Fiscal 2005 | 53.00 | 53.00 | 106.00 |
| Fiscal 2006 (Actual) | 60.00 | — | 120.00 |
| Fiscal 2006 (Projection) | — | 60.00 | |

* For the assumptions and other issues related to the above projections, please refer to page 14 of the attachments.

## 14. Interim Unconsolidated Statements of Income

Millions of yen

| | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| Net sales | 431,955 | 100.0% | 424,847 | 100.0% | 7,108 | 840,230 | 100.0% |
| Cost of sales | 110,305 | 25.5 | 104,135 | 24.5 | 6,170 | 208,520 | 24.8 |
| Gross profit | 321,650 | 74.5 | 320,712 | 75.5 | 938 | 631,710 | 75.2 |
| Selling, general and administrative expenses | 143,102 | 33.2 | 132,918 | 31.3 | 10,184 | 285,741 | 34.0 |
| Operating income | 178,548 | 41.3 | 187,794 | 44.2 | (9,246) | 345,969 | 41.2 |
| Non-operating income: | 33,028 | 7.7 | 20,753 | 4.9 | 12,275 | 34,806 | 4.1 |
| Interest income and dividends | 26,959 | | 12,041 | | 14,918 | 20,179 | |
| Interest on securities | 482 | | 68 | | 414 | 170 | |
| Other non-operating income | 5,587 | | 8,644 | | (3,057) | 14,456 | |
| Non-operating expenses: | 4,129 | 1.0 | 3,761 | 0.9 | 368 | 16,335 | 1.9 |
| Interest expense | 68 | | 62 | | 6 | 126 | |
| Other non-operating expenses | 4,061 | | 3,699 | | 362 | 16,210 | |
| Ordinary income | 207,448 | 48.0 | 204,787 | 48.2 | 2,661 | 364,439 | 43.4 |
| Extraordinary gains | 29,171 | 6.8 | 38,063 | 9.0 | (8,892) | 38,433 | 4.5 |
| Gains on sale of fixed assets | *2,256 | | *142 | | 2,114 | *145 | |
| Gains on sale of shares of related companies | **19,395 | | ****17,511 | | 1,884 | ****17,877 | |
| Gains from elimination of shares of merged companies | ***7,520 | | — | | 7,520 | — | |
| Gains on return of proxy portion of corporate employee pension funds to the government | — | | 20,411 | | (20,411) | 20,411 | |
| Income before income taxes | 236,619 | 54.8 | 242,850 | 57.2 | (6,231) | 402,872 | 47.9 |
| Income taxes: | 123,407 | 28.6 | 87,207 | 20.6 | 36,200 | 153,511 | 18.2 |
| Current | 123,356 | | 104,028 | | 19,328 | 193,486 | |
| Deferred | 51 | | (16,821) | | 16,872 | (39,975) | |
| Net income | 113,211 | 26.2 | 155,644 | 36.6 | (42,433) | 249,361 | 29.7 |
| Profit brought forward from the previous term | | | 159,828 | | | 159,828 | |
| Interim dividends | | | — | | | 47,104 | |
| Unappropriated retained earnings at the end of the term | | | 315,471 | | | 362,085 | |

* States the gain on the sale of idle real estate, consisting mainly of land.

** Gains from transfer of shares of "Wyeth K.K." and "Mitsui Takeda Chemicals, Inc."

*** Gains from elimination of shares of merged companies ("Daiwa Estate Co., Ltd." and "Shinwa Estate Co., Ltd.")

**** Gains on transfer of the subsidiaries and affiliates engaged in life-environmental business and "Wyeth K.K." and "Takada-Kirin Foods Corporation" are stated.

## 15. Interim Unconsolidated Balance Sheets

Millions of yen

| | As of September 30, 2006 | | As of September 30, 2005 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| Current assets | 1,047,194 | 52.1% | 1,145,629 | 55.5% | 1,206,730 | 55.9% |
| Cash and deposits | 180,539 | | 209,613 | | 213,436 | |
| Trade notes receivable | 8,975 | | 12,974 | | 10,578 | |
| Trade accounts receivable | 183,879 | | 167,902 | | 151,612 | |
| Marketable securities | 484,729 | | 588,479 | | 635,042 | |
| Merchandise and products | 26,527 | | 26,554 | | 25,863 | |
| Work in progress and semi-finished products | 23,495 | | 23,121 | | 23,014 | |
| Materials | 14,074 | | 11,705 | | 13,280 | |
| Deferred income taxes | 99,704 | | 92,435 | | 106,697 | |
| Other current assets | 25,297 | | 12,870 | | 27,229 | |
| Allowance for doubtful receivables | (24) | | (24) | | (23) | |
| Fixed assets | 960,873 | 47.9 | 917,397 | 44.5 | 950,814 | 44.1 |
| Tangible fixed assets: | 102,276 | 5.1 | 110,122 | 5.3 | 105,489 | 4.9 |
| Buildings and structures | 58,952 | | 61,796 | | 60,741 | |
| Machinery and equipment | 18,747 | | 19,185 | | 20,731 | |
| Vehicles and carriers | 77 | | 97 | | 86 | |
| Tools, furniture and fixtures | 2,132 | | 2,363 | | 2,406 | |
| Land | 20,800 | | 20,415 | | 20,826 | |
| Construction in progress | 1,567 | | 6,266 | | 698 | |
| Intangible fixed assets | 37 | 0.0 | 55 | 0.0 | 45 | 0.0 |
| Investments and other assets: | 858,559 | 42.8 | 807,219 | 39.1 | 845,281 | 39.2 |
| Investment securities | 252,164 | | 224,317 | | 257,267 | |
| Equity in subsidiaries and affiliates | 506,349 | | 489,524 | | 489,765 | |
| Long-term deposits | 56,191 | | 53,769 | | 55,822 | |
| Long-term loans | 36 | | 19 | | 28 | |
| Long-term prepaid expenses | 192 | | 339 | | 269 | |
| Prepaid pension costs | 20,845 | | 15,392 | | 18,886 | |
| Real Estate for Lease | 22,873 | | 23,907 | | 23,354 | |
| Allowance for doubtful accounts | (90) | | (48) | | (110) | |
| Total assets | 2,008,067 | 100.0 | 2,063,025 | 100.0 | 2,157,543 | 100.0 |

Millions of yen

| | As of September 30, 2006 | | As of September 30, 2005 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| Total liabilities | 351,845 | 17.5% | 399,851 | 19.4% | 429,101 | 19.9% |
| Current liabilities: | 277,948 | 13.8 | 315,967 | 15.3 | 342,696 | 15.9 |
| Trade notes payable | 144 | | 23 | | 88 | |
| Trade accounts payable | 52,738 | | 53,700 | | 52,205 | |
| Accrued liabilities and accrued expenses | 102,007 | | 113,339 | | 115,766 | |
| Income taxes payable | 80,803 | | 110,616 | | 133,612 | |
| Reserve for bonuses | 22,820 | | 21,699 | | 23,967 | |
| Other reserves | 7,901 | | 7,968 | | 6,852 | |
| Other current liabilities | 11,535 | | 8,623 | | 10,206 | |
| Long-term liabilities: | 73,897 | 3.7 | 83,883 | 4.1 | 86,405 | 4.0 |
| Deferred income taxes | 52,588 | | 57,196 | | 61,256 | |
| Reserve for retirement benefits | 14,795 | | 20,131 | | 18,592 | |
| Reserve for directors' retirement bonuses | 1,089 | | 948 | | 1,034 | |
| Reserve for SMON compensation | 4,399 | | 4,575 | | 4,486 | |
| Other long-term liabilities | 1,026 | | 1,034 | | 1,037 | |
| Shareholders' equity | | | 1,663,175 | 80.6 | 1,728,443 | 80.1 |
| Common stock | | | 63,541 | 3.1 | 63,541 | 2.9 |
| Additional paid-in capital | | | 49,639 | 2.4 | 49,641 | 2.3 |
| Capital reserve | | | 49,638 | | 49,638 | |
| Other Capital Surplus | | | 1 | | 3 | |
| Retained earnings | | | 1,440,537 | 69.8 | 1,487,150 | 68.9 |
| Legal reserve | | | 15,885 | | 15,885 | |
| Provision for retirement benefits | | | 5,000 | | 5,000 | |
| Reserve for dividends | | | 11,000 | | 11,000 | |
| Reserve for R&D | | | 2,400 | | 2,400 | |
| Reserve for capital improvements | | | 1,054 | | 1,054 | |
| Reserve for promotion of exports | | | 434 | | 434 | |
| Reserve for extraordinary write-down | | | 1,427 | | 1,427 | |
| Reserve for compression of fixed assets | | | 15,365 | | 15,365 | |
| General reserve | | | 1,072,500 | | 1,072,500 | |
| Unappropriated retained earnings | | | 315,471 | | 362,085 | |
| Unrealized gain on securities | | | 112,212 | 5.4 | 130,927 | 6.1 |
| Treasury stock | | | (2,753) | (0.1) | (2,817) | (0.1) |
| Total liabilities and shareholders' equity | | | 2,063,025 | 100.0 | 2,157,543 | 100.0 |

Millions of yen

| | As of September 30, 2006 | | As of September 30, 2005 | | As of March 31, 2006 | |
|---|---|---|---|---|---|---|
| Net assets | 1,656,222 | 82.5 | | | | |
| I. Shareholders' equity | 1,527,828 | 76.1 | | | | |
| Common stock | 63,541 | 3.2 | | | | |
| Additional paid-in capital | 49,638 | 2.5 | | | | |
| Capital reserve | 49,638 | | | | | |
| Retained earnings | 1,551,529 | 77.2 | | | | |
| Legal reserve | 15,885 | | | | | |
| Reserve for retirement benefits | 5,000 | | | | | |
| Reserve for dividends | 11,000 | | | | | |
| Reserve for R&D | 2,400 | | | | | |
| Reserve for capital improvements | 1,054 | | | | | |
| Reserve for promotion of exports | 434 | | | | | |
| Reserve for extraordinary write-down | 1,226 | | | | | |
| Reserve for compression of fixed assets | 16,495 | | | | | |
| General reserve | 1,192,500 | | | | | |
| Unappropriated retained earnings | 305,535 | | | | | |
| Treasury stock | (136,880) | (6.8) | | | | |
| II. Valuation and translation adjustments | 128,394 | 6.4 | | | | |
| Deferred hedge gain/loss | 129,243 | 6.4 | | | | |
| Unrealized gain on securities | (849) | (0.0) | | | | |
| Total liabilities and net assets | 2,008,067 | 100.0 | | | | |

# 16. Interim Unconsolidated Statements of Changes in Net Assets

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006)

Millions of yen

| | Shareholder's equity | | | | | | | | | Valuation and translation adjustments | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Additional paid-in capital | | | Retained earnings | | | | | | | | |
| | Common stock | Capital reserve | Other capital surplus | Total additional paid-in capital | Legal reserve | Other retained earnings | Total retained earnings | Treasury stock | Shareholder's equity | Unrealized gain on securities | Deferred hedge gain/loss | Valuation and translation adjustments | Total net assets |
| Balance as of March 31, 2006 | 63,541 | 49,638 | 3 | 49,641 | 15,885 | 1,471,265 | 1,487,150 | (2,817) | 1,597,515 | 130,927 | – | 130,927 | 1,728,443 |
| Change during the interim period | | | | | | | | | | | | | |
| Distribution of retained earnings | | | | | | (47,103) | (47,103) | | (47,103) | | | | (47,103) |
| Bonuses to directors and auditors | | | | | | (233) | (233) | | (233) | | | | (233) |
| Provision of reserve for extraordinary write-down | | | | | | | | | – | | | | – |
| Provision to reserve for compression of fixed assets | | | | | | | | | – | | | | – |
| Provision to general reserve | | | | | | | | | – | | | | – |
| Withdrawal of reserve for extraordinary write-down (current interim period) | | | | | | | | | – | | | | – |
| Provision to reserve for compression of fixed assets (current interim period) | | | | | | | | | – | | | | – |
| Net income | | | | | | 113,211 | 113,211 | | 113,211 | | | | 113,211 |
| Treasury stock buyback | | | | | | | | (179,003) | (179,003) | | | | (179,003) |
| Treasury stock disposition | | | (3) | (3) | | (1,496) | (1,496) | 44,940 | 43,441 | | | | 43,441 |
| Net change in items other than shareholders' equity during the interim period | | | | | | | | | – | (1,684) | (849) | (2,533) | (2,533) |
| Total change during the interim period | – | – | (3) | (3) | – | 64,379 | 64,379 | (134,064) | (69,687) | (1,684) | (849) | (2,533) | (72,220) |
| Balance as of September 30, 2006 | 63,541 | 49,638 | – | 49,638 | 15,885 | 1,535,644 | 1,551,529 | (136,880) | 1,527,828 | 129,243 | (849) | 128,394 | 1,656,222 |

(*) Breakdown of other retained earnings

| | Reserve for retirement benefits | Reserve for dividends | Reserve for R&D | Reserve for capital improvements | Reserve for promotion of exports | Reserve for extraordinary write-down | Reserve for compression of fixed assets | General reserve | Unappropriated retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of March 31, 2006 | 5,000 | 11,000 | 2,400 | 1,054 | 434 | 1,427 | 15,365 | 1,072,500 | 362,085 | 1,471,265 |
| Change during the interim period | | | | | | | | | | |
| Distribution of retained earnings | | | | | | | | | (47,103) | (47,103) |
| Bonuses to directors and auditors | | | | | | | | | (233) | (233) |
| Provision of reserve for extraordinary write-down | | | | | | 77 | | | (77) | – |
| Provision to reserve for compression of fixed assets | | | | | | | 68 | | (68) | – |
| Provision to general reserve | | | | | | | | 120,000 | (120,000) | – |
| Withdrawal of reserve for extraordinary write-down (current interim period) | | | | | | (278) | | | 278 | – |
| Provision to reserve for compression of fixed assets (current interim period) | | | | | | | 1,061 | | (1,061) | – |
| Net income | | | | | | | | | 113,211 | 113,211 |
| Treasury stock buyback | | | | | | | | | | – |
| Treasury stock disposition | | | | | | | | | (1,496) | (1,496) |
| Net change in items other than shareholders' equity during the interim period | | | | | | | | | | – |
| Total change during the interim period | – | – | – | – | – | (201) | 1,130 | 120,000 | (56,550) | 64,379 |
| Balance as of September 30, 2006 | 5,000 | 11,000 | 2,400 | 1,054 | 434 | 1,226 | 16,495 | 1,192,500 | 305,535 | 1,535,644 |

## Sales

Millions of yen

| | Interim period of fiscal 2006 | | Interim period of fiscal 2005 | | Increase (decrease) | Fiscal 2005 | |
|---|---|---|---|---|---|---|---|
| Ethical Drugs Business | 397,888 | 92.1% | 388,430 | 91.4% | 9,457 | 770,713 | 91.7% |
| Japan | 256,669 | 59.4 | 243,096 | 57.2 | 13,573 | 493,069 | 58.7 |
| Exports | 141,219 | 32.7 | 145,334 | 34.2 | (4,115) | 277,645 | 33.0 |
| Consumer Healthcare Business | 29,949 | 6.9 | 32,181 | 7.6 | (2,232) | 60,439 | 7.2 |
| Vitamin Business | 4,118 | 1.0 | 4,235 | 1.0 | (117) | 9,078 | 1.1 |
| Total | 431,955 | 100.0 | 424,847 | 100.0 | 7,109 | 840,230 | 100.0 |
| [Exports in Total] | [144,406] | [33.4] | [147,353] | [34.7] | [(2,947)] | [282,289] | [33.6] |
| [Royalty Income in Total] | [38,165] | [8.8] | [32,587] | [7.7] | [5,578] | [70,245] | [8.4] |

## Preparation of the Interim Unconsolidated Financial Statements

1. Valuation of Assets
   (1) Inventories

| | |
|---|---|
| Merchandise: | Valued at lower of cost or market using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work-in-progress and semi-finished products: | Valued at cost using the weighted average cost method |
| Raw materials: | Valued at lower of cost or market using the moving-average method |

   (2) Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Other securities | |
| With market value: | Valued at market value based on market prices at the interim balance sheet date (Valuation gains and losses are fully capitalized, and cost of securities sold is calculated using the moving-average method.) |
| Without market value: | Valued at cost using the moving-average method |

   (3) Derivatives
   Fair value

2. Depreciation of Fixed Assets
   (1) Tangible fixed assets and real estates for lease
   The Company uses the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed.
   Estimated useful lives of tangible fixed assets are primarily as follows:
   Buildings and structures: 15-50 years
   Machinery and equipment: 4-15 years

   (2) Intangible fixed assets
   Depreciated using the straight-line method.

3. Accounting Standards for Major Reserves
   (1) Allowance for doubtful receivables
   To protect against potential losses from uncollectible notes and accounts receivable, the Company provides for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

   (2) Reserve for bonuses
   To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the interim period, based on the applicable period.

   (3) Reserve for retirement benefits
   To cover payment of retirement benefits to employees, the Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under contributory and qualified pension plans.

   Prior service cost is amortized using the straight-line method over the certain years (five years), within the average remaining years of service of employees when obligations arise.

   Actuarial gains and losses are expensed on a straight-line basis over the certain years (five years), within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(4) Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

(5) Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the interim period.

4. Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

5. Hedge Accounting

(1) Methods of hedge accounting

The Company uses mainly deferred hedging. However, under certain conditions, forward exchange contracts are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging procedures, hedging targets and hedging policies

The Company uses yen interest swaps to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange contracts for a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

(3) Method of evaluating effectiveness of hedges

Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

6. Other

Consumption taxes are excluded from revenues and expenses.

**<Changes in Accounting Methods>**

<Accounting Standards concerning Presentation of Net Assets on Balance Sheet>

From this interim period, the Company has adopted the "Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards No. 5, issued by the Corporate Accounting Standards Committee on December 9, 2005) and the "Guides for Adopting the Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards Adoption Guide No. 8, issued by the Corporate Accounting Standards Committee on December 9, 2005).

If the former classification of Shareholders' Equity had been used, the total shareholders' equity would have totaled ¥1,657,071 million.

Following the revision of the Rules for Interim Financial Statements, the financial statements of the Company for the six months ended September 30, 2006 were prepared in accordance with those revised rules.

<Accounting Standards for Business Combination>

From this interim period, the Company adopts the "Accounting Standards concerning Business Combination" (issued by the Corporate Accounting Standards Council on October 31, 2003), and the "Guides for Adopting the Accounting Standards concerning Business Combination and Business Division" (Corporate Accounting Standards Adoption Guide No. 10, issued by the Corporate Accounting Standards Committee on December 27, 2005).

## Notes to Interim Unconsolidated Statements of Income

Millions of yen

| | Interim period of fiscal 2006 | Interim period of fiscal 2005 | Fiscal 2005 |
|---|---|---|---|
| 1. Ordinary depreciation | | | |
| Tangible fixed assets | 6,258 | 7,400 | 13,982 |
| Intangible fixed assets | 5 | 12 | 23 |
| Real estates for lease | 482 | 554 | 1,107 |
| 2. R&D expenses | 77,241 | 62,339 | 148,644 |

## Notes to Interim Unconsolidated Balance Sheets

Millions of yen

| | As of September 30, 2006 | As of September 30, 2005 | As of March 31, 2006 |
|---|---|---|---|
| 1. Accumulated depreciation of property, plant and equipment | | | |
| Tangible fixed assets | 250,600 | 273,479 | 247,471 |
| Real estates for lease | 5,217 | 4,182 | 4,735 |
| 2. Loans guaranteed | | | |
| Guarantees | 6,216 | 6,421 | 16,628 |
| 3. Discount trade notes for exports | — | 72 | 294 |

## Notes to Interim Unconsolidated Statements of Changes in Net Assets

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006)

1. Type and numbers of treasury stock

Thousands of shares

| | Number of shares as of March 31, 2006 | Increase | Decrease | Number of shares as of September 30, 2006 |
|---|---|---|---|---|
| Treasury stock<br>Common stock | 535 | (Note 1)<br>27,933 | (Note 2)<br>6,342 | 22,126 |

(Note 1) 27,933 thousand additional shares of treasury stock comprise 21,237 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda under Article 165.2 of the Corporate Law, 6,682 thousand shares acquired in mergers of subsidiaries (treasury stocks held by subsidiaries), and 14 thousand shares acquired in the buyback of fractional shares less than the "*Tangen*" unit (trading unit).

(Note 2) Decrease in treasury stock by 6,342 thousand shares comprises 6,340 thousand shares decreased by a share exchange, and 2 thousand shares sold to shareholders in response to their demand to sell additional shares up to the trading unit.

## 17. Lease Transactions

Omitted due to disclosure on EDINET.

## 18. Securities

There were no stocks of subsidiaries or affiliated companies with market values in the interim period of fiscal 2006, the interim period of fiscal 2005, or fiscal 2005.

November 6, 2006

Takeda Pharmaceutical Company Limited

# Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, November 6, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition
   (1) Class of shares to be acquired: Shares of common stock
   (2) Number of shares to be acquired: Up to 8,300 thousand shares (equivalent to 0.93% of a total of issued shares)
   (3) Total amount of shares to be acquired: Up to 60 billion Yen
   (4) Schedule of acquisition: From Novemeber 7, 2006 to November 28, 2006

# # #

November 14, 2006

RECEIVED

2007 MAR -5 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# New Data Show ACTOS® (pioglitazone HCl) Halted Progression of Atherosclerosis as Indicated by CIMT in Patients With Type 2 Diabetes[1]

*Results demonstrated significant improvements on cardiovascular markers beyond glycemic control[2]*

Chicago, IL, November 13, 2006 - Researchers today presented data showing that ACTOS® (pioglitazone HCl) halted the progression of atherosclerosis as measured by carotid intima-media thickness (CIMT) in patients with type 2 diabetes.[3] Results from the clinical trial, CHICAGO (Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne), are part of a late-breaker presentation at the American Heart Association's Scientific Sessions 2006, coincidentally being held in Chicago, and coincide with an early online issue of the *Journal of the American Medical Association*. Trial results will also be published in the December 6 print issue of *JAMA*.

"The CHICAGO study is another interesting piece of the puzzle, adding to the understanding of how pioglitazone may confer benefits beyond glycemic control," said Theodore Mazzone, M.D., F.A.C.P., professor of medicine and director of the Section of Endocrinology, Diabetes and Metabolism at the University of Illinois at Chicago. "Although physicians have aggressively treated cardiovascular risk, people living with diabetes are still at a higher risk for heart disease. And while additional studies are needed to determine how reductions in CIMT with pioglitazone might prevent cardiovascular events, we do know that new approaches to addressing CV risk factors in diabetes are critical."

The CHICAGO trial was an 18-month, multicenter, randomized study that enrolled 462 patients with type 2 diabetes, all from the Chicago area.[4] The primary goal was to compare the effects of ACTOS versus glimepiride, a sulfonylurea (SU),[5] on carotid intima-media thickness (CIMT),[6] defined as the thickness of the inner lining of a patient's neck arteries.[7] The trial also assessed the occurrence of cardiovascular events (i.e., death, heart attack and stroke) and cardiovascular disease risk factors in patients with type 2 diabetes.[8]

The analysis demonstrated a statistically significant relative reduction in the progression of CIMT with ACTOS. According to the results, patients in the ACTOS arm showed a -0.001 mm change in arterial thickness from baseline versus an increase of 0.012 mm in the glimepiride arm, a total difference of 0.013 mm between the two arms (P=0.017). The results also showed a highly significant relative change in the maximum CIMT values,[9] commonly considered a more indicative measure of overall treatment impact.[10] The glimepiride-treated group showed a 0.026 increase, compared to a 0.002 increase in the ACTOS-treated group, resulting in a treatment difference of 0.024 (P=0.008).[11] Studies show that, for people living with diabetes, CIMT progresses at an increased rate.[12]

Typical of SUs, initial glycemic control was better with glimepiride compared to ACTOS.[13] However, by study end, ACTOS provided significantly better glycemic control based on reductions in A1c levels, which in the ACTOS-treated group decreased by 0.33 percent versus the glimepiride group that saw a decrease of 0.01 percent, resulting in a -0.32 percent (P=0.002) difference between the two arms.[14]

Adjudicated cardiac events, composite endpoints of non-fatal myocardial infarction

(MI), non-fatal stroke and death, showed no events in the ACTOS arm (n=230) and 2 events in the glimepiride arm (n=228).[15]

ACTOS decreased triglyceride levels by 13.5 percent versus an increase of 2.1 percent with glimepiride (P=0.001), and increased HDL-C levels by 12.8 percent versus a decrease of 1.1 percent with glimepiride (P=0.001). Both treatment arms increased in LDL-C levels: 5.8 percent with ACTOS compared to 1 percent with glimepiride (P=0.12).[16]

"Our focus has been on helping patients to effectively manage their diabetes and to reduce their risk of complications. CHICAGO is a unique study showing that the improved cardiovascular outcomes exhibited by patients at highest risk for CVD on ACTOS in the PROactive Trial, may extend to patients earlier in the disease progression," said John Yates, M.D., president, Takeda Pharmaceuticals Global Research & Development. "Heart disease is the leading cause of death for people living with diabetes and, while significant progress has been made in understanding the link between diabetes and heart disease, we still have a long way to go."

Notes to Editors

About the CHICAGO Trial

CHICAGO is the largest and longest study to examine the effects of ACTOS on measures of the atherosclerotic disease process in patients with type 2 diabetes, most of whom had no clinical evidence of heart disease. Atherosclerosis, a condition that leads to reduced or blocked blood flow, is accelerated in patients with type 2 diabetes. Carotid intima-media thickness, or CIMT, is defined as the thickness of the inner lining of a patient's carotid, or neck artery. A thickened carotid intima-media layer is a surrogate marker for heart attack and stroke. Measuring CIMT using ultrasonography is a well-accepted, noninvasive way to assess atherosclerosis. The study also looked at cardiovascular endpoints, glycemic control, lipid profiles, blood pressure and other atherosclerotic markers.[17]

About ACTOS

Takeda is the originator of thiazolidinedione derivatives and Actos® is a member of the thiazolidinedione class of "insulin-sensitizing" agents. Insulin sensitizers help improve the body's ability to effectively use its own insulin by reducing insulin resistance — a defect that has been identified as a possible cause of type 2 diabetes.

In the United States, Takeda Pharmaceuticals North America, Inc. (TPNA), the U.S. marketing subsidiary wholly owned by Takeda, launched Actos® in August 1999. In Japan, Takeda launched Actos® in December 1999 and received the approval of marketing authorization in European Union in October 2000.
Actos® is now being marketed in approximately 70 countries by Takeda group companies and also by a worldwide partner for Actos®, Eli Lilly and Company, and other licensees.


[1] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[2] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[3] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[4] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[5] American Diabetes Association. Diabetes Dictionary.
Available at: www.diabetes.org/diabetesdictionary.jsp. Accessed November 3, 2006.

[6] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[7] Bots, M., Kijk, J., et al. Carotid itima-media thickness, arterial stiffness and risk of cardiovascular disease: current evidence. Journal of Hypertension. 2003; 20: 2317-2325.

[8] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation.

[9] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[10] Bots M, etc al. Carotid intima-media thickness measurements in intervention studies: Design options, progression rates and sample size considerations: A point of view. Stroke. 2003;34;2985-2994.

[11] Mazzone T, et al. Effects of Pioglitazone and Glimepiride on Carotid Intima-Media Thickness in Type 2 Diabetes - Results of the CHICAGO study. Abstract. American Heart Association's Scientific Sessions 2006.

[12] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation.

[13] Hanefeld M, et al. One-year glycemis control with a sulfonylurea plus pioglitazone versus a sulfonylurea plus metformin in patients with type 2 diabetes. Diabetes Care. 2004:27; 141-147.

[14] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation.

[15] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation. Inc.

[16] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation.

[17] Mazzone T, et al. A Double-Blind, Randomized, Comparator Controlled Study in Subjects with Type 2 Diabetes Mellitus Comparing the Effects of Pioglitazone HCl vs. Glimepiride on the Rate of Progression of Atherosclerotic Disease as Measured by Carotid Intima-Media Thickness (CHICAGO). PowerPoint presentation.

###

November 29, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, November 29, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on November 6, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From November 7, 2006 to November 28, 2006 |
| 3. Total number of shared acquired: | 5,631,100 shares |
| 4. Total value of acquisition: | Yen 41,691,720,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)
Resolution of the Board of Directors on November 6, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | Up to 8,300 thousand shares (equivalent to 0.93% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Up to 60 billion Yen |
| 4. Schedule of acquisition: | From November 7, 2006 to November 28, 2006 |

###

November 29, 2006

Takeda Pharmaceutical Company Limited

# Notice regarding Acquisition of the Company's Own Shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, November 29, 2006 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

| | |
|---|---|
| (1) Class of shares to be acquired: | Shares of common stock |
| (2) Number of shares to be acquired: | Up to 4,800 thousand shares (equivalent to 0.54% of a total of issued shares) |
| (3) Total amount of shares to be acquired: | Up to 35 billion Yen |
| (4) Schedule of acquisition: | From November 30, 2006 to December 22, 2006 |

# # #

December 26, 2006

Takeda Pharmaceutical Company Limited

# Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, December 26, 2006 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on November 29, 2006.

| | |
|---|---|
| 1. Type of shares acquired: | Shares of common stock |
| 2. Period of acquisition: | From November 30, 2006 to December 22, 2006 |
| 3. Total number of shared acquired: | 818,500 shares |
| 4. Total value of acquisition: | Yen 6,111,150,000 |
| 5. Method of acquisition: | Purchased on the Tokyo Stock Exchange |

(Reference)
Resolution of the Board of Directors on November 29, 2006

| | |
|---|---|
| 1. Type of shares to be acquired: | Shares of common stock |
| 2. Number of shares to be acquired: | Up to 4,800 thousand shares (equivalent to 0.54% of a total of issued shares) |
| 3. Total value of shares to be acquired: | Up to 35 billion Yen |
| 4. Schedule of acquisition: | From November 30, 2006 to December 22, 2006 |

###

January 17, 2007

Takeda Pharmaceutical Company Limited



# Marketing Authorisation Granted for Tandemact™ (pioglitazone/glimepiride) for Type 2 Diabetes in Europe

Osaka, Japan, January 17, 2007 ––– Takeda Pharmaceutical Company Limited ("Takeda") today announced that on January 8, 2007, Takeda Global Research & Development Centre (Europe), Ltd. ("TGRD Europe") was granted a marketing authorisation for Tandemact™, a fixed combination tablet of ACTOS® (pioglitazone HCl) and glimepiride HCl from the European Commission.

TGRD Europe submitted that application on July 29, 2005, and received a positive opinion on October 18, 2006 from The Committee for Medicinal Products for Human Use ("CHMP") of the European Medicines Agency ("EMEA").

ACTOS is a member of the thiazolidinedione class of "insulin-sensitizing" agents, and it directly targets insulin resistance. Glimepiride acts primarily by increasing the amount of insulin produced by the pancreas. These medications work in combination to help patients with type 2 diabetes manage their blood glucose levels. The two approved strengths for Tandemact™ are pioglitazone HCl/glimepiride 30mg/4mg and 45mg/4mg.

"We are very pleased with this approval of Tandemact™, which enables us to provide an additional treatment option for the patients with type 2 diabetes." said Dr. Masaomi Miyamoto, General Manager of Pharmaceutical Development Division of Takeda. "And also combining these medications may provide patients with an easier way to take the two drugs, as diabetic patients are often prescribed multiple medications to help manage the disease."

About Tandemact™

| | |
|---|---|
| Indications: | Treatment of patients with type 2 diabetes mellitus who show intolerance to metformin or for whom metformin is contraindicated and who are already treated with a combination of pioglitazone and glimepiride. |
| Posology: | The tablets are taken orally once daily shortly before or with the first main meal. The tablets should be swallowed whole with some liquid. |

\# # #

January 18, 2007

Takeda Pharmaceutical Company Limited

# Submission of an Application for an additional Indication of Actos® in Japan; Concomitant Therapy with Biguanides for Type 2 Diabetes

Osaka, Japan, January 18, 2007 --- Takeda Pharmaceutical Company Limited ("Takeda") announced that today it submitted an application for an additional indication of ACTOS® (pioglitazone HCl) with biguanides to the Ministry of Health, Labour and Welfare.

ACTOS directly targets insulin resistance, a condition where the body does not effectively use the insulin it produces, by improving the sensitivity to insulin mainly in the muscles, fat cells and the liver. Biguanides act primarily by reducing the amount of glucose produced by the liver, and are being used as the standard therapy for type 2 diabetes in Western countries and its use in Japan is now being expanded.

"In Japan, Actos is already approved for monotherapy, and concomitant therapies with sulfonylureas and alpha-glucosidase inhibitors respectively", said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "Once this concomitant therapy of Actos with biguanides is approved, we can offer a variety of treatment option for patients with type 2 diabetes and also healthcare providers who help them manage their blood glucose levels."

Notes:

1. Currently available biguanides in Japan are metformin and buformin.
2. Approved indications of Actos in Japan:

   Type 2 diabetes: Monotherapy in patients inadequately controlled by diet and exercise,
   Concomitant therapy with a sulfonylurea, in patients inadequately controlled by diet and exercise plus the single agent,
   Concomitant therapy with an alpha-GI, in patients inadequately controlled by diet and exercise plus the single agent,

###

Takeda

RECEIVED
2007 MAR -5 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

## First three quarters results for the fiscal year ending March 31, 2007

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.

**Takeda Pharmaceutical Company Limited** January 31, 2007
TSE Code: 4502
Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo
URL: ttp://www.takeda.co.jp/
Contact: Toyoji Yoshida, Director, General Manager, Corporate Communications Department
Representative: Yasuchika Hasegawa, President
Telephone: +81 6 6204-2060 / +81 3 3278-2039

1. Information relating to the preparation of quarterly financial statements

1) Adoption of simplified accounting treatments:
Income tax expenses are calculated by multiplying the income before income tax by the estimated tax rate for the fiscal year, excluding the additional tax paid (see "Consolidated net income" in Page 2).

2) Differences in accounting treatments applied compared to previous consolidated fiscal year:
The accounting method for valuating assets and liabilities of consolidated subsidiaries is changed. (See Page 8)

3) Changes in the scope of consolidation or application of the equity method:

| | | |
|---|---|---|
| Consolidated | (Newly added) 2 companies | (Excluded) 3 companies |
| Equity method | (Newly added) 1 company | (Excluded) 1 company |

2. First Three Quarters Consolidated Financial Results (April 1, 2006 to December 31, 2006) for the Fiscal Year ending March 31, 2007

1) Consolidated Operating Results

*Millions of yen, rounded to the nearest million*

| | Nine months ended December 31, 2006 | Change % | Nine months ended December 31, 2005 | Change % | Fiscal year ended March 31, 2006 |
|---|---|---|---|---|---|
| Net sales | 1,003,844 | 7.3 | 935,213 | 7.4 | 1,212,207 |
| Operating income | 382,819 | 10.5 | 346,584 | 2.1 | 402,809 |
| Ordinary income | 475,692 | 13.6 | 418,898 | 9.3 | 485,354 |
| Net income | 266,183 | (5.3) | 281,142 | 14.4 | 313,249 |
| Earnings per share (¥) | ¥304.86 | | ¥317.60 | | ¥353.47 |
| Earnings per share (diluted) (¥) | — | | — | | — |

Note: Percentages for net sales, operating income, ordinary income and net income represent the amount of change over the previous comparable period.

2) Financial Position

*Millions of yen, rounded to the nearest million*

| | As of December 31, 2006 | As of March 31, 2006 |
|---|---|---|
| Total assets | 2,979,417 | 3,042,294 |
| Net assets | 2,388,178 | 2,348,429 |
| Shareholders' equity ratio (%) | 78.8 | 77.2 |
| Shareholders' equity per share (¥) | ¥2,731.97 | ¥2,652.59 |

3. Consolidated forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007)

*Millions of yen*

| | Fiscal year ending March 31, 2007 |
|---|---|
| Net sales | 1,300,000 |
| Ordinary income | 540,000 |
| Net income | 310,000 |

Notes: 1. Earnings per share forecast for the fiscal year ending March 31, 2007: ¥357.53
2. Forecasts are unchanged from those announced in November 2006.

**[Descriptive information on consolidated 9-month results]**

1. OVERVIEW OF CONSOLIDATED 9-MONTH OPERATING RESULTS

[Consolidated net sales]
Consolidated net sales for the 9-month period ended December 31, 2006 increased by ¥68.6 billion (7.3%) to ¥1,003.8 billion from the same period last year.

- Sales of ethical pharmaceutical products expanded, supported by the significant sales growth of *Actos*, a drug for treatment of diabetes, at Takeda Pharmaceuticals North America, Inc. ("TPNA"), a U.S. subsidiary, as well as its strong growth in Japan and Europe.
- The impact of foreign exchange rate fluctuations increased revenues by ¥17.9 billion compared to the same period last year, as a result of the weakening of the yen against both the US dollar and the euro.
- The table below shows consolidated sales of international strategic products:

Billions of yen

| | | |
|---|---|---|
| Drug for diabetes treatment<br>Pioglitazone (Product name: *Actos*) | ¥253.6 | Increase ¥76.5 (43.2%) from the same period last year |
| Drug for hypertension treatment<br>Candesartan (Japan product name: *Blopress*) | ¥157.1 | Increase ¥8.4 (5.7%) from the same period last year |
| Drug for peptic ulcer treatment<br>Lansoprazole (Japan product name: *Takepron*) | ¥117.3 | Decrease ¥10.2 (8.0%) from the same period last year |
| Drug for prostate cancer and endometriosis treatment.<br>Leuprorelin (Japan product name: *Leuplin*) | ¥96.5 | Increase ¥1.1 (1.1%) from the same period last year |

[Gross profit]
Gross profit increased by ¥71.6 billion (10.0%) from the same period last year to ¥788.2 billion.

- The gross profit margin ratio improved by 1.9 points to 78.5%, supported by an increase in sales of ethical drugs that have high gross profit ratios, and also by the exclusion of the transferred beverage and food business that had a low gross profit ratio.

[Operating income]
Operating income increased by ¥36.2 billion (10.5%) from the same period last year to ¥382.8 billion.

- Operating income increased due to the increase in gross profit, which more than offset the increase in selling, general and administrative expenses by ¥35.3 billion (9.5%) from the same period last year to ¥405.4 billion.
- R&D expenses increased by ¥23.3 billion (20.1%). This increase was mainly due to the expenses related to in-licensing and alliance activities, including acquisition of a license to develop and commercialize in overseas markets Hematide, a drug for chronic kidney disease/cancer-related anemia, as well as progress of overall development activities.
- Selling, general and administrative expenses excluding R&D expenses increased by ¥12.0 billion (4.7%) mainly due to the expansion of TPNA's selling expenses related to *Rozerem* (a drug for insomnia), *ACTOplus met* and *Duetact* (drugs for Type II diabetes) and *Amitiza* (a drug for chronic idiopathic constipation), all launched into the market by TPNA in and after 2005.

[Ordinary income]
Ordinary income increased by ¥56.8 billion (13.6%) from the same period last year to ¥475.7 billion.

- In addition to the increased operating income, the expansion of non-operating income by ¥20.6 billion also contributed to the increase in the ordinary income, supported by the increased interest income resulting from the rise in interest rates and other factors in the U.S, and by the increase of equity in earnings of affiliated companies.
- Equity in earnings of affiliated companies increased by ¥3.5 billion (7.8%) to ¥47.6 billion. Equity in the earning of TAP Pharmaceutical Products Inc. ("TAP"), a U.S. affiliated company reported by the equity method, increased by ¥3.3 billion (8.3%) to ¥43.5 billion.

[Consolidated net income]
Consolidated net income decreased by ¥15.0 billion (5.3%) from the same period last year to ¥266.2 billion.

- Net income before tax adjustments increased by ¥64.6 billion compared with the same period last year, due to the increase in ordinary income plus the increase in the extraordinary income by ¥7.8 billion to ¥40.4 billion. However, net income after taxes for the 9 months ended December 31, 2006 decreased. This was because an additional tax of ¥57.1 billion that we paid during the first half of the year was incurred as tax expenses, and such an additional tax is based on the notice of correction issued by the tax bureau in Japan in accordance with the "rules on transfer pricing taxation."

- Extraordinary income includes a gain from the transfer of the beverage and food business of Takeda Food Products, Ltd., a gain from the partial transfer of Wyeth K.K. shares and a gain from transfer of shares of Mitsui Takeda Chemicals, Inc.
- Earning per share for the 9 months ended December 31, 2006 decreased by ¥12.74 to ¥304.86.

## 2. 9-MONTH RESULTS BY SEGMENT

The following table shows sales and operating income of each business segment:

Billions of yen

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Change from the same period last year | Amount | Change from the same period last year |
| Pharmaceuticals Segment | ¥928.4 | Increase ¥95.8 | ¥374.3 | Increase ¥35.2 |
| Ethical drugs | ¥882.5 | Increase ¥93.9 | | |
| <Japan> | <¥ 409.3 > | <Increase ¥20.1 > | | |
| <Overseas> | <¥ 473.2 > | <Increase ¥73.8 > | | |
| Consumer healthcare | ¥45.9 | Increase ¥1.8 | | |
| Other Segment | ¥75.4 | Decrease ¥27.1 | ¥8.5 | Increase ¥1.0 |
| Total | ¥1,003.8 | Increase ¥68.6 | ¥382.8 | Increase ¥36.2 |

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]
Consolidated net sales by the Pharmaceuticals segment increased by ¥95.8 billion (11.5%) from the same period last year to ¥928.4 billion, and operating income increased by ¥35.2 billion (10.4%) to ¥374.3 billion.
- Sales by the Ethical drugs business increased by ¥93.9 billion (11.9%) to ¥882.5 billion.
Sales of ethical drugs in Japan increased by ¥20.1 billion (5.2%) to ¥409.3 billion, offsetting the negative impact of the NHI drug price revision implemented in April 2006 and of the increasing competition with generic drugs.
The table below shows the results of major products in Japan.

Billions of yen

| | | |
|---|---|---|
| *Blopress* (Drug for hypertension treatment) | ¥102.2 | Increase ¥5.7 (5.9%) from the same period last year |
| *Leuplin* (Drug for prostate cancer and endometriosis treatment) | ¥50.9 | Increase ¥1.4 (2.9%) from the same period last year |
| *Takepron* (Drug for peptic ulcer treatment) | ¥ 45.5 | Increase ¥1.9 (4.4%) from the same period last year |
| *Basen* (drug for treatment of postprandial hyperglycemia in diabetes mellitus) | ¥ 44.7 | Decrease ¥7.3 (14.0%) from the same period last year |
| *Actos* (Drug for diabetes treatment) | ¥26.3 | Increase ¥8.1 (44.2%) compared with the same period last year |

Sales of ethical drugs in overseas markets increased by ¥73.8 billion (18.5%) to ¥473.2 billion.
At TPNA in the U.S., sales of *Actos* increased by US$ 493 million (37.9%) to US$1,794 million from the same period last year. This increase was attributable mainly to the start of Medicare Part D that has promoted the growth of the oral anti-diabetic drug market, as well as *ACTOplus met* launched into the market in November 2005. Sales of *Rozerem*, launched into the market in September 2005 with the DTC (Direct to Consumer) advertising starting in July 2006, totaled US$62 million, and sales of *Amitiza,* launched in April 2006, totaled US$31 million. These sales also contributed to the growth of the TPNA sales.
In Europe, sales of *Actos* and other core products expanded, while sales of *Lansoprazole* declined because its patent protection expired in some countries.

In August 2006, Takeda Pharmaceuticals Europe Limited was established in the U.K., aiming at enhancing the sales and marketing functions in Europe. This new company serves as a sales and marketing headquarter in Europe, responsible for developing and promoting mid- to long-term marketing strategies for the entire region of Europe.

- Sales by the Consumer healthcare business increased by ¥1.8 billion (4.1%) to ¥45.9 billion. Sales of *Benza* and some other products increased, while sales of *Alinamin Tablets,* the main product of this segment, decreased.

[Other segment]
Sales by Other segment decreased by ¥27.1 billion (26.5%) from the same period last year to ¥75.4 billion, and operating income increased by ¥1.0 billion (14.0%) to ¥8.5 billion.
- The significant sales decline from the same period last year was due to the transfer of the beverage and food business of Takeda Food Products, Ltd. to House Wellness Foods Corporation in April 2006.

With this transfer, certain parts of sales by the Consumer healthcare business, which had been eliminated in the consolidated accounting as internal transactions with Takeda Food Products, Ltd., were recorded as sales to an outside customer, adding ¥4.1 billion to the Consumer healthcare sales.

3. RESEARCH & DEVELOPMENT

Seeking to enhance our R&D pipelines, which serve as sources for growth and early launching of new products into the market, we intensively invest our management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urological diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major results of R&D activities during the nine months ended December 31, 2006 are described below.

It was decided in October 2006 to establish new research facilities in Fujisawa (Kanagawa Prefecture), integrating the existing research functions in Osaka (Osaka Prefecture) and Tsukuba (Ibaragi Prefecture), in order to have unified drug discovery functions. The new facilities are planned to start its operation in 2010.

[In-house R&D]
- In July 2006, we started Phase II trials for TAK-491, a drug for treatment of hypertension, in Europe and the U.S. Compared with the angiotensin II receptor blockers currently available in the market, TAK-491 is expected to have stronger anti-hypertensive action, and also to have superior profile in improving the insulin resistance and decreasing proteinuria.
- In November 2006, we entered into an agreement for therapeutic monoclonal antibody discovery, development and production with Xoma Ltd. in the U.S.

[Maximization of Product Added Value]
<Lansoprazole> (Japan product name: *Takepron*)
- In June 2006, for 15mg capsules and OD 15mg tablets of *Takepron*, a peptic antiulcer drug, Takeda received approval for an indication of "non-erosive reflux disease" from the Ministry of Health, Labor and Welfare.
- In October 2006, a product registration approval was granted by the Ministry of Health, Labor and Welfare for *Takepron* I.V. 30mg, a drug for peptic ulcer treatment. Its marketing started in December 2006.

<Candesartan> (Japan product name: *Blopress*)
- In July 2006, sub analysis data from the CHARM (Candesartan in Heart failure – Assessment of Reduction in Mortality and morbidity) trial was published in the July issue of "American Heart Journal" indicating that *Candesartan* significantly reduced the incidence of atrial fibrillation in patients with chronic heart failure.

<Pioglitazone> (Product name: *Actos*)
- In June 2006, at the 66th convention of the American Diabetes Association (ADA), we presented additional analysis results for the PROactive Study (a randomized, double-blind, placebo-controlled outcome study to determine the effect of ACTOS on mortality and morbidity associated with cardiovascular disease progression in high risk patients with type 2 diabetes). Study results showed that *Actos* significantly reduced the occurrence of major adverse cardiovascular events (MACE) such as cardiovascular deaths in high risk patients with Type II diabetes, and that *Actos* significantly decreased the progression to permanent insulin use.
- In July 2006, we commenced Phase III trials in the U.S. for a fixed combination of *Actos* and TAK-536, a novel angiotensin II receptor blocker created by Takeda for the treatment of hypertension.
- In July 2006, FDA (Food and Drug Administration) approved the New Drug Application (NDA) of *Duetact*, a fixed combination of *Actos* and Glymepiride (sulfonylurea), in the United States. The marketing of the product was started by TPNA in November 2006.
- In July 2006, European Committee authorization was granted for marketing of *Competact*, a drug for treatment of Type II diabetes that is a fixed combination of *Actos* and metformin.

- In September 2006, at the 15th convention of the World Congress of Cardiology (WCC), we presented additional analysis results for the PROactive Study. The analysis of study results showed that *Actos* significantly reduced the recurrence of strokes in high-risk patients with Type II diabetes.
- In November 2006, we presented analysis results of the CHICAGO (Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne) study at the American Heart Association's Scientific Sessions 2006. These analysis results showed that *Actos* significantly halted the progression of atherosclerosis as measured by carotid intima-media thickness (CIMT) in patients with type 2 diabetes.
- In December 2006, the Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending addition of an indication for a combined therapy of *Actos* and insulin.
- In January 2007, European Committee authorization was granted for marketing of *Tandemact*, a fix combination of *Actos* and Glymepiride (sulfonylurea).
- In January 2007, we filed with the Ministry of Health, Labour and Welfare an application for an additional indication for the combined therapy of *Actos* and biguanides.

<Ramelteon> (U.S. product name: *Rozerem*)
- In April 2006, Phase II trials were started in the U.S. for sleep/wake disorder of patients of Alzheimer's disease.

[In-licensing and alliance activities]
- In June 2006, we concluded a license agreement with Affymax Inc. in the U.S., under which Takeda acquired a right to market Hematide, a drug developed by Affymax for chronic kidney disease/cancer related anemia, in overseas markets. Combined with the license agreement concluded in February 2006 for the Japanese market, we are now granted an exclusive right to develop and market the drug world-wide as sole agent.
- In July 2006, we concluded a license agreement with Galaxy Biotech, LLC. in the U.S. for HuL2G7, a humanized anti-Hepatocyte Growth Factor (HGF) antibody developed by Galaxy Biotech, under which Takeda acquired an exclusive rights to develop, manufacture and market HuL2G7 worldwide.
- In September 2006, we concluded a license agreement with Xenon in Canada, under which Takeda acquired an exclusive right to develop and market XEN401, a pain relief drug created by Xenon, in Japan and several other Asian countries.

[Consolidated Financial Statements and the Related Information]

## 1. Consolidated Statements of Income (summary)

*Millions of yen*

| | Nine months ended December 31, 2006 | | Nine months ended December 31, 2005 | | Increase (decrease) | (For reference) FY ended March 31, 2006 | |
|---|---|---|---|---|---|---|---|
| **Net sales*** | **1,003,844** | **100.0%** | **935,213** | **100.0%** | **68,631** | **1,212,207** | **100.0%** |
| Cost of sales | 215,611 | 21.5 | 218,531 | 23.4 | (2,920) | 282,102 | 23.3 |
| Selling, general and administrative expenses | 405,414 | 40.4 | 370,098 | 39.6 | 35,316 | 527,296 | 43.5 |
| [R&D expenses] | [139,399] | | [116,056] | | [23,343] | [169,645] | |
| **Operating income** | **382,819** | **38.1** | **346,584** | **37.1** | **36,235** | **402,809** | **33.2** |
| Non-operating income | 100,358 | 10.0 | 80,173 | 8.6 | 20,185 | 103,867 | 8.6 |
| Interest income | 37,420 | | 20,969 | | 16,451 | 30,710 | |
| Dividend income | 4,038 | | 3,500 | | 538 | 3,501 | |
| Equity in earnings of affiliates | 47,606 | | 44,147 | | 3,459 | 54,184 | |
| Other non-operating income | 11,294 | | 11,557 | | (263) | 15,472 | |
| Non-operating expenses | 7,485 | 0.7 | 7,860 | 0.8 | (375) | 21,322 | 1.8 |
| **Ordinary income** | **475,692** | **47.4** | **418,898** | **44.8** | **56,794** | **485,354** | **40.0** |
| Extraordinary income | 40,395 | 4.0 | 32,577 | 3.5 | 7,818 | 32,604 | 2.7 |
| Income before income taxes and minority interests | **516,087** | **51.4** | **451,474** | **48.3** | **64,613** | **517,957** | **42.7** |
| **Net income** | **266,183** | **26.5** | **281,142** | **30.1** | **(14,959)** | **313,249** | **25.8** |
| *Royalty income included in net sales | 42,838 | 4.3 | 41,937 | 4.5 | 901 | 50,768 | 4.2 |

Note: Percentages represent ratio to net sales.

(For Reference) Breakdown of Quarterly Results

*Millions of yen*

| | Nine months ended December 31, 2006 | | Three months ended June 30, 2006 | | Three months ended September 30, 2006 | | Three months ended December 31, 2006 | |
|---|---|---|---|---|---|---|---|---|
| Net sales* | 1,003,844 | 7.3% | 334,308 | 6.7% | 308,119 | 7.6% | 361,417 | 7.8% |
| Operating income | 382,819 | 10.5 | 132,083 | 0.2 | 104,140 | 24.8 | 146,596 | 11.6 |
| Ordinary income | 475,692 | 13.6 | 162,559 | 4.5 | 136,481 | 31.4 | 176,652 | 10.8 |
| Net income | 266,183 | (5.3) | 124,635 | 8.1 | 34,507 | (47.7) | 107,041 | 7.2 |
| *Royalty income included in net sales | 42,838 | 2.1 | 17,585 | 9.0 | 8,263 | 11.0 | 16,990 | (7.5) |
| R&D expenses | 139,399 | 20.1 | 50,563 | 46.5 | 45,619 | (4.5) | 43,217 | 27.9 |

Note: Percentages represent changes over previous comparable period.

## 2. Consolidated Balance Sheets (summary)

**ASSETS**

*Millions of yen*

| | As of December 31, 2006 | | As of March 31, 2006 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Current assets** | **2,299,022** | **77.2%** | **2,371,970** | **78.0%** | **(72,948)** |
| Cash and deposits | 415,612 | | 450,709 | | (35,097) |
| Notes and accounts receivable | 314,007 | | 236,680 | | 77,327 |
| Securities | 1,258,202 | | 1,405,811 | | (147,609) |
| Inventories | 101,953 | | 98,258 | | 3,695 |
| **Fixed assets** | **680,395** | **22.8** | **670,324** | **22.0** | **10,071** |
| Tangible fixed assets | 235,540 | | 215,670 | | 19,870 |
| Intangible fixed assets | 5,956 | | 5,330 | | 626 |
| Investments and other assets | 438,899 | | 449,325 | | (10,426) |
| (Investment securities) | 372,457 | | 387,964 | | (15,507) |
| **Total assets** | **2,979,417** | **100.0** | **3,042,294** | **100.0** | **(62,877)** |

**LIABILITIES AND NET ASSETS (MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)**

*Millions of yen*

| | As of December 31, 2006 | | As of March 31, 2006 | | Increase (decrease) |
|---|---|---|---|---|---|
| **Liabilities** | **591,239** | **19.8** | **646,671** | **21.2** | **(55,432)** |
| Current liabilities | 432,401 | | 488,227 | | (55,826) |
| Long-term liabilities | 158,838 | | 158,444 | | 394 |
| **Minority interests** | | | **47,193** | **1.6** | |
| **Shareholders' equity** | | | **2,348,429** | **77.2** | |
| (Retained earnings) | | | 2,062,226 | | |
| (Unrealized gain on securities) | | | 171,844 | | |
| (Foreign currency translation adjustment) | | | 4,224 | | |
| **Total liabilities, minority interests and shareholders' equity** | | | **3,042,294** | **100.0** | |
| **Net assets** | **2,388,178** | **80.2** | | | |
| Shareholder's equity | 2,147,197 | | | | |
| (Retained earnings) | 2,227,713 | | | | |
| (Treasury stock) | (193,695) | | | | |
| Valuation and translation adjustments | 200,614 | | | | |
| (Unrealized gain on securities) | 174,547 | | | | |
| (Foreign currency translation adjustment) | 26,875 | | | | |
| Minority interests | 40,367 | | | | |
| **Total liabilities and net assets** | **2,979,417** | **100.0** | | | |

(Differences in accounting treatments applied compared to previous consolidated fiscal year)

Evaluation of Assets and Liabilities of Consolidated Subsidiaries

In and before the previous fiscal year, assets and liabilities of consolidated subsidiaries were evaluated by the full market value method. From the current fiscal year, they are evaluated by the partial market value method. During the current period, Takeda acquired additional shares of subsidiaries engaged in the real estate business. If the full market value method had been used for this case, the difference between the investment made by Takeda for the acquisition of these additional shares and the book value of the net assets of the subsidiary would have been recorded as "goodwill" on the consolidated balance sheet. However, this difference resulted mainly from the rise in the market value of land and other assets held by the subsidiary. Accordingly, the Company judged that it was appropriate to allocate this difference to land and other assets resulting in such difference by using the partial market value method in order to fairly present the economic status of the transaction to acquire additional shares on the financial statements. In accordance with the revised evaluation method, ¥3,284 million income was added to operating income, and accordingly, to ordinary income and net income on the three quarters consolidated income statement in Page 6, compared with the conventional evaluation method.

Takeda

## 3. Business Segment information

**First three quarters (April 1, 2006 – December 31, 2006) of fiscal year ending March 31, 2007**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 928,417 | 75,427 | 1,003,844 | – | 1,003,844 |
| Operating income | 374,333 | 8,495 | 382,828 | (9) | 382,819 |

**First three quarters (April 1, 2005 – December 31, 2005) of fiscal year ended March 31, 2006**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 832,641 | 102,573 | 935,213 | – | 935,213 |
| Operating income | 339,170 | 7,455 | 346,625 | (40) | 346,584 |

**(For reference) Fiscal year ended March 31, 2006 (April 1, 2005 –March 31, 2006)**

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 1,074,519 | 137,688 | 1,212,207 | – | 1,212,207 |
| Operating income | 388,068 | 14,720 | 402,788 | 21 | 402,809 |

Note 1: Sales figures refer to sales to outside customers.

**Sales to outside customers**

*Millions of yen*

| | | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent | (For reference) FY ended March 31, 2006 |
|---|---|---|---|---|---|
| Pharmaceuticals | Ethical drugs | 882,503 | 788,554 | 11.9% | 1,019,074 |
| | Domestic | 409,292 | 389,173 | 5.2 | 493,493 |
| | Overseas | 473,210 | 399,381 | 18.5 | 525,582 |
| | Consumer healthcare | 45,914 | 44,086 | 4.1 | 55,445 |
| | Subtotal | 928,417 | 832,641 | 11.5 | 1,074,519 |
| Other | | 75,427 | 102,573 | (26.5) | 137,688 |
| Total | | 1,003,844 | 935,213 | 7.3 | 1,212,207 |

Note 2: Main products of each business segment are as follows

| Business segment | Business division | Main products |
|---|---|---|
| Pharmaceuticals | Ethical drugs | Ethical pharmaceuticals |
| | Consumer healthcare | OTC pharmaceutical products and quasi-drugs |
| Other | Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial chemicals, (health foods[*1], beverages[*1]) | |

*1 In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, a joint venture between Takeda and House Foods Corp.

# 4. Sales of international strategic products

**Consolidated sales of international strategic products (ethical drugs)**

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| Leuprorelin | 34.1 | 33.2 | 2.7 | 96.5 | 95.4 | 1.1 |
| Lansoprazole | 40.8 | 41.5 | (1.7) | 117.3 | 127.5 | (8.0) |
| Candesartan | 56.5 | 55.6 | 1.6 | 157.1 | 148.7 | 5.7 |
| Pioglitazone | 92.6 | 65.8 | 40.7 | 253.6 | 177.1 | 43.2 |

**Foreign exchange rates**

*Yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 |
|---|---|---|---|---|---|
| US$ average rate | 118 | 117 | US$ average rate | 116 | 112 |
| Euro average rate | 152 | 139 | Euro average rate | 148 | 137 |

**(For reference) Sales of in-house ethical products*1**

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| **Overseas sales Including affiliated companies** | **232.5** | **199.5** | **16.5** | **654.0** | **564.6** | **15.8** |
| Americas | 186.0 | 154.1 | 20.7 | 516.2 | 431.9 | 19.5 |
| Europe | 41.5 | 41.1 | 1.0 | 122.9 | 120.6 | 1.8 |
| Asia | 5.0 | 4.3 | 18.1 | 14.9 | 12.1 | 23.5 |
| **Domestic sales [unconsolidated]** | **113.6** | **108.5** | **4.7** | **303.6** | **290.9** | **4.4** |
| **Total sales** | **346.1** | **308.0** | **12.4** | **957.6** | **855.6** | **11.9** |
| **Ratio of overseas sales** | **67.2%** | **64.8%** | | **68.3%** | **66.0%** | |

* 1: Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements

(For reference) Worldwide sales of international strategic products including affiliated companies*1

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| Leuprorelin | | | | | | |
| Worldwide sales | 49.1 | 49.5 | (0.8) | 140.5 | 139.8 | 0.5 |
| Japan | 18.7 | 18.1 | 3.2 | 50.9 | 49.5 | 2.9 |
| Americas | 19.5 | 21.0 | (7.2) | 57.9 | 59.7 | (2.9) |
| Europe | 10.2 | 9.8 | 4.3 | 29.4 | 28.8 | 2.3 |
| Asia | 0.8 | 0.7 | 14.0 | 2.2 | 1.9 | 16.8 |
| Lansoprazole | | | | | | |
| Worldwide sales | 110.9 | 103.0 | 7.7 | 307.7 | 296.2 | 3.9 |
| Japan | 17.2 | 16.6 | 3.5 | 45.5 | 43.6 | 4.4 |
| Americas | 83.5 | 74.3 | 12.4 | 230.8 | 214.5 | 7.6 |
| Europe | 9.2 | 11.3 | (18.2) | 28.7 | 35.9 | (20.0) |
| Asia | 1.0 | 0.8 | 25.9 | 2.7 | 2.2 | 20.3 |
| Candesartan*2 | | | | | | |
| Worldwide sales | 56.7 | 55.7 | 1.8 | 157.6 | 149.0 | 5.8 |
| Japan | 39.0 | 36.2 | 7.6 | 102.2 | 96.5 | 5.9 |
| Americas/Europe/Asia | 17.8 | 19.5 | (9.1) | 55.4 | 52.5 | 5.6 |
| Pioglitazone | | | | | | |
| Worldwide sales | 92.7 | 65.9 | 40.7 | 254.2 | 177.4 | 43.3 |
| Japan | 10.3 | 7.3 | 40.8 | 26.3 | 18.3 | 44.2 |
| Americas | 75.3 | 53.7 | 40.3 | 208.6 | 145.9 | 42.9 |
| Europe | 6.2 | 4.2 | 45.6 | 16.7 | 11.6 | 44.7 |
| Asia | 0.9 | 0.6 | 46.3 | 2.5 | 1.7 | 50.0 |

*1: Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

*2: Worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia) ,because export sales of Candesartan to licensees are recorded under a single route.

### 5. Top 15 domestic ethical drugs by sales

*Billions of yen*

| Rank | Product name | Launched Month/Year | Category | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|---|---|
| 1 | Blopress | 6/99 | A II-receptor antagonist | 39.0 | 36.2 | 7.6 | 102.2 | 96.5 | 5.9 |
| 2 | Leuplin | 9/92 | LH-RH antagonits | 18.7 | 18.1 | 3.2 | 50.9 | 49.5 | 2.9 |
| 3 | Takepron | 12/92 | Proton Pump inhibitor | 17.2 | 16.6 | 3.5 | 45.5 | 43.6 | 4.4 |
| 4 | Basen | 9/94 | α-glucosidase inhibitor | 16.3 | 19.2 | (14.9) | 44.7 | 52.0 | (14.0) |
| 5 | Actos | 12/99 | Insulin sensitizer | 10.3 | 7.3 | 40.8 | 26.3 | 18.3 | 44.2 |
| 6 | Benet | 5/02 | Bone resorption inhibitor | 4.4 | 4.6 | (4.2) | 12.9 | 12.4 | 4.4 |
| 7 | Isovorin | 10/99 | Cytostatics | 4.5 | 3.8 | 18.2 | 11.4 | 9.8 | 16.2 |
| 8 | Seltouch | 9/93 | Topical NSAID | 3.5 | 3.9 | (10.0) | 10.1 | 11.1 | (9.3) |
| 9 | Pansporin | 2/81 | Antibiotics | 3.1 | 3.7 | (16.7) | 8.8 | 10.2 | (14.0) |
| 10 | Embrel | 3/05 | Anti-TNF receptor | 3.5 | 1.8 | 93.9 | 8.6 | 3.5 | 146.4 |
| 11 | Glovenin | 11/91 | Immuno-globulin | 2.6 | 2.6 | (0.2) | 6.9 | 6.8 | 1.1 |
| 12 | Dasen | 11/68 | Anti-inflammatory enzyme | 2.5 | 2.7 | (6.9) | 6.2 | 6.5 | (3.5) |
| 13 | Leucovorin 25 | 9/03 | Anti-neoplastic adjuvant | 2.0 | 2.1 | (3.0) | 5.8 | 5.3 | 9.7 |
| 14 | Firstcin | 8/95 | Antibiotics | 2.0 | 2.2 | (8.7) | 5.5 | 6.0 | (7.5) |
| 15 | Rheumatrex | 8/99 | Antifolic | 2.0 | 2.0 | 1.0 | 5.5 | 5.3 | 3.3 |

### 6. Top 5 consumer healthcare and non-pharmaceutical products by sales

*Billions of yen*

| Rank | Product name | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2005 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|
| 1 | Alinamin tablets | 4.2 | 4.0 | 6.4 | 11.5 | 12.7 | (9.6) |
| 2 | Alinamin health tonics | 3.2 | 3.2 | (1.8) | 9.7 | 10.3 | (5.9) |
| 3 | Benza (excluding drinks) | 2.0 | 2.2 | (6.5) | 6.7 | 6.4 | 5.2 |
| 4 | Biofermin | 1.8 | 1.6 | 13.1 | 4.9 | 4.8 | 2.4 |
| 5 | Borraginol | 1.3 | 1.3 | 0.4 | 3.3 | 3.3 | (0.5) |

# 7. Development activities

## ■ New compounds

| Development code <generic name> | Drug Class | Indications | Country region | Stage | In-house / In-license | Note |
|---|---|---|---|---|---|---|
| SPI-0211 < lubiprostone > | Chloride channel opener | Constipation-predominant Irritable Bowel Syndrome | U.S. | P-III | In-license (Sucampo Pharmaceuticals Inc.) | Brand name: AMITIZA®(U.S.) Development is conducted by Sucampo Launched in U.S. (Apr 06) |
| TAK-242 <-> | TLR4 signal transduction inhibitor | Severe sepsis | Jpn | P-III | In-house | Fast Track |
| | | | U.S. | P-III | | |
| | | | EU | P-III | | |
| TAK-375 < ramelteon > | $MT_1/MT_2$ receptor agonist | Insomnia | Jpn | P-III | In-house | Brand name: ROZEREM™ (U.S) Launched in U.S. (Sep 05) |
| | | | EU | P-III | | |
| | | Alzheimer's sleep / wake disturbance | U.S. | P-II | | |
| | | Circadian rhythm sleep disorder (CRSD) | U.S. | P-II | | |
| TAK-475 <-> | Squalene synthase inhibitor | Hypercholesterolemia | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| | | | Jpn | P-II | | |
| TAK-390MR <-> | Proton pump inhibitor | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | U.S. | P-III | In-house | |
| | | | Jpn | P-I | | |
| SYR-322 <-> | DPP-4 inhibitor | Diabetes mellitus | U.S. | P-III | In-house | |
| | | | EU | P-III | | |
| | | | Jpn | P-I | | |
| TAK-428 <-> | Neurotrophic factor production accelerator | Diabetic neuropathy | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| TAK-536 < azilsartan > | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| AF37702 <-> | Synthetic, peptide-based erythropoiesis-stimulating agent | Chronic kidney disease (CKD) / cancer-related anemia | U.S. | P-II | In-license (Affymax) | Brand name: Hematide™(U.S.) |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| TAK-583 <-> | Neuropathic pain-improving drug | Post-herpetic neuralgia | U.S. | P-II | In-house | |
| | | | EU | P-II | | |
| | | Diabetic neuropathy | U.S. | P-II | | |
| | | | EU | P-II | | |
| | | | Jpn | P-I | | |
| LY333531 < ruboxistaurin > | PKCβ inhibitor | Diabetic maculopathy | Jpn | P-II | In-license (Eli Lilly) | Co-development |
| R-851 <-> | Immune response modifier | Human papillomavirus (HPV) infection | U.S. | P-II | In-license (3M) | Development is conducted by 3M |
| EMD72000 < matuzumab > | Humanized, monoclonal antibody (MAb) against the human EGFR | Gastric cancer, non-small cell lung cancer (NSLC), colorectal cancer | U.S. | P-II | In-license (Merck KGaA) | Co-development |
| | | | EU | P-II | | |
| | | | Jpn | P-II | | |
| ATL-962 < cetilistat > | Lipase inhibitor | Obesity | Jpn | P-II | In-license (Alizyme) | |
| TAK-491 <-> | Angiotensin II receptor antagonist | Hypertension | U.S. | P-II | In-house | |
| | | | EU | P-II | | |

## ■ Additional indications / new formulations

| Development code <generic name> Brand name (country/region) | Drug Class | Indications or formulations | Country/region | Stage of development | In-house / In-license |
|---|---|---|---|---|---|
| TAP-144-SR < leuprorelin acetate > Leuplin (Jpn) Lupron Depot (U.S.) Enantone, etc. (EU, Asia) | LH-RH agonist | 6-month depot/prostate cancer | EU (Germany) | Filed (Jun 05) | In-house |
| | | | EU (Italy) | Filed (Oct 05) | |
| | | | EU (France) | Filed (Nov 05) | |
| AG-1749 < lansoprazole > Takepron (Jpn, Asia) Prevacid (U.S., Asia) Ogast, Agopton, Lansox, etc. (EU) | Proton pump inhibitor | Secondary eradication of Helicobactor pylori | Jpn | Filed (Aug 06) | In-house |
| TCV-116 < candesartan cilexetil > Blopress (Jpn, EU, Asia) Amias, Kenzen, etc. (EU) | Angiotensin II receptor blocker | Fixed combination with diuretic | Jpn | P-III | In-house |
| | | | EU | P-III | |
| | | High dose | Jpn | P-III | |
| | | Outcome study, DIRECT (DIabetic REtinopathy Candesartan Trial) | EU | P-III | |
| AD-4833 < pioglitazone hydrochloride > Actos (Jpn, U.S., EU, Asia) | Insulin resistance-improving drug | Combination drug of Actos / Metformin XT | U.S. | Filed (Mar 06) | In-house |
| | | Combination drug of Actos / SU (Tandemact™) | EU | Approved (Jan 07) | |
| | | Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease (PROactive) | EU | Filed (Dec 05) | |
| | | Concomitant therapy with metformin and SU | EU | Approved (Oct 06) | |
| | | Delay in progression of Atherosclerosis | U.S. | P-III | |
| | | Combination drug of Actos / TAK-536 | U.S. | P-III | |
| | | Concomitant therapy with metformin | Jpn | Filed (Jan 07) | |
| AO-128 < voglibose > Basen (Jpn, Asia) | α-glucosidase inhibitor | Impaired glucose tolerance (IGT) | Jpn | P-III | In-house |
| NE-58095 < risedronate > Benet (Jpn) | Bone resorption inhibitor | Once-a-week formulation | Jpn | Filed (Dec 04) | In-license (Ajinomoto) |
| | | Paget's disease | Jpn | P-III | |

## ■ Current progress in stage ( since Oct 2006)

| Development code | Indications or formulations | Brand name (country/region) | Progress in stage |
|---|---|---|---|
| TAK-475 | Hypercholesterolemia | < Not decided yet > (Jpn) | P-I → P-II |
| AD-4833 | Combination drug of Actos / SU | Tandemact™ (EU) | Filed → Approved |
| AD-4833 | Concomitant therapy with metformin and SU | Actos (EU) | Filed → Approved |
| AD-4833 | Concomitant therapy with metformin | Actos (Jpn) | P-III → Filed |

# Merger of Three Consolidated Subsidiaries, Daiwa Estate, Shinwa Estate and Takeda Pharmaceutical Real Estate

OSAKA, JAPAN, January 31, 2007 —— Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today the merger of three wholly owned subsidiaries which are: Daiwa Estate Company, Ltd. ("Daiwa"), Shinwa Estate Company, Ltd. ("Shinwa") and Takeda Pharmaceutical Real Estate Company, Ltd. ("Takeda Estate") as follows:

1. Objective of merger
   Through this merger, it is expected to establish further efficient business structure of the real estate business within Takeda group.

2. Overview of merger

| | |
|---|---|
| (1) Date of merger: | Scheduled on April 1, 2007 |
| (2) Method of merger: | Daiwa will be the surviving company, absorbing Shinwa and Takeda Estate which will be dissolved. |
| (3) Merger ratio: | There are no arrangements with regard to merger ratio as all the three companies are wholly owned subsidiaries of Takeda. |

3. Outline of companies as of January 31, 2007

| | | | |
|---|---|---|---|
| (1)Business Name | Daiwa Estate Company, Ltd. | Shinwa Estate Company, Ltd. | Takeda Pharmaceutical Real Estate Company, Ltd. |
| (2)Description of Business | Lease, sales and purchase of land and buildings | Lease of buildings | Lease, sales and purchase of land and buildings |
| (3)Date of Incorporation | June 26, 2006 | June 26, 2006 | January 11, 1985 |
| (4)Address of Head Office | 3-8, Doshomachi 2-chome, Chuo-ku, Osaka | 1-2, Doshomachi 3-chome, Chuo-ku, Osaka | 1-7, Nihonbashi honcho 2-chome, Chuo-ku, Tokyo |
| (5)Company Representative | Yasuharu Sugie, President | Yasuharu Sugie, President | Kazuomi Suzuki, President |
| (6)Paid-in capital | 100 million yen | 35 million yen | 733 million yen |
| (7)Fiscal Year End | March 31 | March 31 | March 31 |
| (8)) Shares held by Takeda Pharmaceutical Company Limited | 100% | 100% | 100% |

4. Outline of new company after merger

| | |
|---|---|
| (1) Business Name: | Takeda Pharmaceutical Real Estate Company, Ltd. |
| (2) Description of Business: | Lease, sales and purchase of land and buildings |
| (3) Address of Head Office: | 1-7, Nihonbashi honcho 2-chome, Chuo-ku, Tokyo |
| (4) Company Representative: | President, Kazuomi Suzuki |
| (5) Paid-in capital: | 100 million yen |
| (6) Fiscal Year End: | March 31 |

Note: The surviving company, Daiwa will change its name to Takeda Pharmaceutical Real Estate Company, Ltd. upon merger.

5. Impact on the consolidated financial results of Takeda
Immaterial impact will be incurred from these stock-for-stock exchange, corporate demerger and merger because both Daiwa and Shinwa are consolidated subsidiaries of Takeda.

# # #

January 31, 2007

Takeda Pharmaceutical Company Limited



# In-kind Contribution of Shares of European Subsidiaries to Takeda Europe Holdings B.V.

Osaka, Japan, January 31, 2007 --- Takeda Pharmaceutical Company Limited ("Takeda") announced today that it would make an in-kind contribution of shares of its European subsidiaries to Takeda Europe Holdings B.V., (Amsterdam, Netherlands, "TEH"), a wholly owned subsidiary.

Takeda aims to become a world-class pharmaceutical company with Japanese origin as set forth in the 2006-10 Medium-Term Management Plan, and for that purpose, it is pivotal to enhance the business infrastructure in Europe where the company's presence is relatively low, as well as to maintain the leading position in Japan and to further expand the market share in the U.S. That initiative is indispensable in the midst of fierce competition in the pharmaceutical industry, facing the increasing measures for constraint of healthcare expenditures worldwide.

For that purpose, Takeda established in August 2006 Takeda Pharmaceuticals Europe Limited, a wholly owned subsidiary, with the view to promote pan-European strategies for the medium to long-term and by supporting the management of the marketing organizations in the region. The in-kind investment to TEH will be made in February 2007 to follow up such European strategy by way of centralized administration of the operating fund.

* European Subsidiaries to transfer the shares from Takeda to TEH

| Company | Country | Business | Capital | Takeda's share (%) |
|---|---|---|---|---|
| Takeda Pharma GmbH | Germany | Marketing | EUR 5,113,000 | 100.0% |
| Laboratoires Takeda | France | Marketing | EUR 2,240,000 | 100.0% |
| Takeda Italia Farmaceutici, S.p.A. | Italy | Manufacturing and Marketing | EUR 1,014,000 | 76.9% |
| Takeda UK Limited | UK | Marketing | GBP 86,000,000 | 100.0% |
| Takeda Global Research & Development Centre (Europe) Limited | UK | Development | GBP 800,000 | 100.0% |
| Takeda Pharmaceuticals Europe Limited | UK | Supervision of Sales and Marketing | GBP 4,000,000 | 100.0% |

# # #

February 5, 2007

Takeda Pharmaceutical Comopany Limited

**—*Renjuin* drug product—**

**Release of Rubina® in a new package**

Takeda will update the package of Rubina®, a drug for alleviating climacteric disorder, and release the drug in the new package on Monday, March 12.

Supplements for use by woman, targeting climacteric disorder and menstrual problems, among other ailments, comprised an approximately ¥3.5 billion market in FY2005, up about 35%* from the previous year. On the other hand, although approximately 80% of women in their 40s to 50s worry about menopause and climacteric disorder, only about half are aware of suffering such disorder. Over 70% do not undergo any treatment.

Rubina® is a Chinese herbal preparation deriving from *Renjuin*, a Chinese herbal prescription. It demonstrates outstanding effects against symptoms of climacteric disorders including excessive sensitivity to cold, hot flashes, and dizziness. *Renjuin* combines two Chinese herbal drugs: *Shimotsu-toh* which improves blood circulation, and *Ryokeijutsu-kantoh* which improves water imbalance and adjusts the actions of the nerves.

By releasing Rubina®, we hope to promote the understanding of climacteric disorder and to respond to the needs of customers who wish to improve a variety of symptoms that accompany this disorder.

As mass media ads, we will announce,.on a grand scale, that Takeda's *Renjuin* drug product that demonstrates outstanding effects against climacteric disorders has been released. Actress Misako Tanaka will be used to aggressively unveil TV commercials and magazine and other ads starting late March.

Hiroshi Otsuki, President of Takeda Healthcare Company says, "It is my sincere hope

that women of menopausal age remain healthy, both physically and mentally, shine from inside their bodies, and enjoy a happy and vibrant life."

* Takeda Healthcare Company's estimates, based on Intage Inc.'s SDI data.

Consumer inquires to be sent to:

Takeda Pharmaceutical Company Limited

Healthcare Company, Customer Consultation Desk Phone: 03-3278-2430

Calls are accepted from 9:00 a.m. to 5:00 p.m. except Saturdays, Sundays and national holidays.

June 7, 2005
Dear Shareholders:

## Notice of Convocation of the 129th Ordinary General Meeting of Shareholders

You are hereby notified to attend the 129th Ordinary General Meeting of Shareholders of Takeda Pharmaceutical Company Limited (the "Company") that will be held in the following manner:

1. Date: June 29, 2005 (Wednesday) 10:00 a.m.
2. Place: Imperial Hotel Osaka, Third Floor (Kujakunoma)
   Osaka Amenity Park
   8-50, Temmabashi 1-chome, Kita-ku, Osaka 530-0042, Japan
   (Please refer to the map at the end of this notice before attending.) *(The map is omitted in this Translation.)*
3. Purpose of the Meeting:
   Matters to be reported:
   1. Reports on the Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 128th term (from April 1, 2004 to March 31, 2005)
   2. Reports on the Audit Reports on the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

   Matters to be resolved:

| | |
|---|---|
| First proposal: | Approval of the Proposed Appropriation of Profit for the 128th term |
| Second proposal: | Partial Amendments of the Articles of Incorporation (The main points of the amendment are described in the "Reference Document Concerning the Exercise of Voting Rights" (page 40) attached to this Translation.) |
| Third proposal: | Election of five (5) Directors |
| Fourth proposal: | Election of one (1) Corporate Auditor |
| Fifth proposal: | Payment of retirement allowance to a retiring Director and a retiring Corporate Auditor |

You may exercise your voting rights by returning the form to the Company after affixing your seal impression thereto. Accordingly, in the event that you are unable to attend the aforesaid meeting, please examine the reference document below and indicate on the Voting Right Exercise Form enclosed herewith your approval or disapproval of the proposals listed thereon. *(The Voting Right Exercise Form is omitted in this Translation.)*

Yours faithfully,

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan
By: Yasuchika Hasegawa
President and Representative Director

END

---

If you attend the meeting in person, please submit the enclosed Japanese original Voting Right Exercise Form as evidence of attendance to the receptionist at the place of the meeting.

(Attachment)

# Business Report
# (for the period from April 1, 2004 to March 31, 2005)

## 1. Overview of Operations

### Progress and Results of Operations of Takeda Group

In the ethical pharmaceutical industry, various measures for restraining healthcare expenditures such as reduction of the drug prices have been implemented around the world, and the growth of each market is slowing year after year.

In the United States market, as various measures promoting generic drugs implemented by federal and state governments and private insurance companies have been increasing, there is increasing pressure to reduce the prices of branded products. In addition, competition has also intensified with the increasing use of generic drugs and prescription-to-OTC switches in markets including treatments for peptic ulcer, prostate cancer and endometriosis, the Company's main therapeutic areas. In the Japanese market, stronger measures are being taken to restrain healthcare expenditures, including periodic governmental reductions of National Health Insurance (NHI) drug prices and promotion of the use of generic products. As a result, the pharmaceutical market growth rate in Japan is the lowest among developed countries. In the European market, the growth is moderating due to factors including reductions of drug prices and promotion of the use of generic products in various countries with the expansion of parallel imports.

Due to the increased cost of creating new drugs, as well as slowdown in market growth rate, integration of the pharmaceutical industry aiming expansion of its scale has accelerated both in Japan and overseas, and intercorporate competition has been further intensified.

Under these circumstances, the Company's consolidated business results for the fiscal year were as follows:

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥ 1,123.0 billion | ¥ 36.5 billion (3.4 %) increase |
| Operating income | ¥ 385.3 billion | ¥ 13.6 billion (3.7 %) increase |
| Ordinary income | ¥ 442.1 billion | ¥ 4.0 billion (0.9 %) decrease |
| Net income | ¥ 277.4 billion | ¥ 7.8 billion (2.7 %) decrease |

Note: Until the last fiscal year, business results for the January – December period of overseas subsidiaries with fiscal years ending December were consolidated to business results of the Company's fiscal year (April – March period). From this fiscal year, in order to provide shareholders and investors with business results that may be more accurate and timely reflect the actual state of operations, the consolidated business results of these overseas subsidiaries for the April – March period are consolidated to the Company's consolidated business results. However, since this change is commenced from this fiscal year, business results for the previous year reflects consolidating results for the January – December period of such overseas subsidiaries.

**Net sales** totaled ¥1,123.0 billion, an increase of ¥36.5 billion (3.4 percent) compared with the previous fiscal year. Sales of ethical drugs increased ¥37.7 billion (4.3 percent) primarily due to the increased sales of drugs developed in-house by the Company in the Japanese and European markets, —which contributed to the overall increase in net sales of

the Company. With respect to the effect of foreign exchange translations, there was a net decrease of ¥13.6 billion compared with the previous fiscal year, as the yen strengthened against the dollar while it weakened against the euro.

**Operating income** increased ¥13.6 billion (3.7 percent) compared with the previous fiscal year to ¥385.3 billion. In March 2005, the Company acquired a U.S. R&D biotechnology venture, "Syrrx" (currently, "Takeda San Diego Inc."). General and administrative expenses increased ¥13.1 billion, including an increase of ¥11.8 billion in R&D expenses, which was mainly due to a one-time charge amounted as R&D expenses in the amount of ¥20.6 billion arising from the acquisition of Syrrx. However, the increase in gross profit (increase of ¥26.7 billion) because of the increase in net sales offset such increase in expenses, and overall operating income increased.

**Ordinary income** was ¥442.1 billion, a decrease of ¥ 4.0 billion (0.9 percent) compared with the previous fiscal year. Although there was an increase of interest income due to a rise in U.S. interest level, non-operating income and expenses decreased ¥17.6 billion from the previous fiscal year, mainly due to a decrease in equity in net income of the U.S. equity method affiliate "TAP Pharmaceutical Products Inc." ("TAP"), reflecting the negative impact of the strengthening yen against the dollar in addition to the slowdown of market growth and the intensified competition.

**Net income** was ¥277.4 billion, a decrease of ¥7.8 billion (2.7 percent) compared with the previous fiscal year.

## Operating Performance by Business Segment of Takeda Group

Consolidated net sales by segment below represent net sales to outside customers.

[Pharmaceuticals Segment] (Billions of yen)

| Type of Business | Net Sales | | Operating Income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Total | 970.5 | 35.2 | 397.4 | 16.1 |
| Ethical Drugs | 914.8 | 37.7 | | |
| Domestic | 451.9 | 22.2 | | |
| Overseas | 462.9 | 15.5 | | |
| Consumer Healthcare | 55.7 | (2.5) | | |

The **Pharmaceuticals** segment posted net sales of ¥970.5 billion, an increase of ¥35.2 billion (3.8 percent) compared with the previous fiscal year. Operating income increased ¥16.1 billion (4.2 percent) compared with the previous fiscal year to ¥397.4 billion, despite of an increase in R&D expenses.

In the **Ethical Drugs** business, net sales increased ¥37.7 billion (4.3 percent) compared with the previous fiscal year to ¥914.8 billion.

In the **domestic** market, with competition increasing in each therapeutic area, the Company focused on promoting high-quality medical information activities to expand sales of core products. As a result, the fiscal year saw increased sales of core products such as the hypertension treatment *Blopress* (a ¥10.8 billion increase compared with the previous fiscal year to ¥103.5 billion), the peptic ulcer treatment *Takepron* (a ¥5.3 billion increase to ¥47.5 billion), *Basen*, an improving agent for postprandial hyperglycemia in diabetes mellitus (a ¥4.6 billion increase to ¥61.5 billion) and *Actos*, a treatment for diabetes (a ¥3.9 billion increase to ¥15.5 billion). Sales of other core products such as *Benet*, an osteoporosis treatment, and *Leuplin*, a treatment for prostate cancer and endometriosis, also increased. These increases offset the negative impact of NHI drug price revisions implemented in April 2004; net sales of ethical drugs in Japan therefore increased ¥22.2 billion (5.2 percent) compared with the previous fiscal year to ¥451.9 billion. In May 2004, the Company launched *Glufast* tablets, a novel, short-acting insulin secretagogue created and developed by Kissei Pharmaceutical Co., Ltd. In March 2005, the Company launched *Enbrel* (generic name: *Etanercept*), a treatment for rheumatoid arthritis by Wyeth K.K., a domestic equity method affiliate. *Enbrel* is under co-promotion through Wyeth K.K. and the Company.

In connection with Wyeth K.K., 10% out of the 40% equity stake in Wyeth K.K. originally held by the Company was transferred to Wyeth Corporation in the U.S. The remaining 30% equity stake in Wyeth K.K. currently held by the Company will be transferred to Wyeth Corporation in the U.S. on a step-by-step basis in the coming years.

In **overseas** markets, there was a decrease in exports of the peptic ulcer treatment *Lansoprazole* (domestic brand name: *Takepron*) to TAP in the U.S., and a decrease in revenues from intellectual property. The strengthening of the yen against the dollar also had a negative effect on net sales. However, sales of the diabetes treatment *Actos* at Takeda Pharmaceuticals North America Inc. ("TPNA"), a consolidated subsidiary in the U.S., increased $165 million compared with the previous fiscal year to $1,529 million; sales of *Lansoprazole*, *Actos*, *leuprolide acetate* (domestic brand name: *Leuplin*) and other core

products also increased in Europe. As a result, overseas net sales of ethical drugs increased ¥15.5 billion (3.5 percent) compared with the previous fiscal year to ¥462.9 billion.

The Company is working hard to strengthen research activities in the selected core areas of lifestyle-related diseases, to reinforce its ability to identify drug discovery targets using genomic information and to accelerate its development projects.

In September 2004, the Company submitted a new drug application to the U.S. Food and Drug Administration (FDA) to market TAK-375 (generic name: *Ramelteon*) earlier than originally planned. TPNA is constructing a sales structure for TAK-375, including an increase in sales force, in preparation for launch upon FDA permission to market TAK-375.

In October 2004, to strengthen the R&D functions of creating hit/lead compounds and of compound optimization, the Discovery Research Facility was newly built on the site of the Osaka Plant.

In addition, the Company acquired a U.S. R&D biotechnology venture, "Syrrx" in March 2005. Syrrx has high potential and excellent R&D pipelines with the world's most advanced technology in high throughput protein crystallography, and is researching for development of new drugs with a focus on selected areas in metabolic diseases, including oncology and diabetes. By positioning Syrrx as a critical research center in the U.S., the Company will boost the efficiency of process in the discovery, identification and development of new drugs, to enhance the R&D pipeline both quantitatively and qualitatively through close cooperation with domestic research centers.

With regard to new indications and formulations, the Company takes active measures to maximize the added value of its existing products. During the fiscal year, with regard to *Candesartan* (domestic brand name: *Blopress*), in August 2004, the Company received approval for 32 mg dose tablets in 14 countries in Europe; then, based on the results of its large-scale clinical test "CHARM program, the Company obtained approval for additional indications for the use of *Candesartan* for chronic heart failure in Europe in November 2004, and in the U.S. in February 2005. Furthermore, in October 2004, through its subsidiary, Takeda Global Research and Development Center, Inc., TPNA submitted to the FDA a new drug application for marketing a fixed combination product of *Actos* and *Metformin* (brand name: *Actoplus Met*).

In addition to in-house research and development, the Company also conducts in-licensing and alliance activities as measures for enhancing the R&D pipeline. Important agreements concluded in this fiscal year are as follows:

| Execution month/year | Counterparty | Content of conclusion |
|---|---|---|
| July 2004 | Lexicon Genetics (U.S.) | Joint research on targets for creating new drugs for hypertension |
| October 2004 | BioNumeric Pharmaceuticals, Inc. (U.S.) | Licensing of *Tavocept* (generic name: *Dimensna*), a chemoprotective agent |
| October 2004 | Sucampo Pharmaceuticals, Inc. (U.S.) | Licensing of new drugs for chronic constipation and constipation-predominant irritable bowel syndrome (generic name: *Lubiprostone*)<br>* Submitted application to FDA in March 2005 for marketing of chronic constipation efficacy. |
| February 2005 | 3M Pharmaceuticals, Inc. (U.S.) | Joint development and joint marketing of potential treatment for cervical high-risk human papillomavirus (HPV) infection and cervical dysphasia |
| March 2005 | Toray Industries, Inc. | Joint development and joint marketing of "TAK-363 (the Company's development number)" for frequent urination/urinary incontinence, an investigational compound found through joint research with Toray |

In addition, in December 2004, TAP submitted to the FDA an application for a new drug discovered by Teijin Pharma Limited (generic name: *Febuxostat*) for hyperuricemia in patients with chronic gout.

In the **Consumer Healthcare business**, net sales decreased ¥2.5 billion (4.3 percent) from the previous fiscal year to ¥55.7 billion. Sales of *Alinamin* products and *Hicee* products declined due to such factors as market slowdowns and intensifying competition, which were only partially offset by higher sales of *Benza* products and *Actage AN Jo*, an oral medication for joint and nerve pain. The higher sales of *Benza* products were supported by the introduction of *Benza Block S* and *Benza Block L* for general colds in September 2004, and *Benza Bien Yaku α* (*twice-a-day type*) and *Benza Bien Spray* for nasal inflammation in December 2004.

[Other Businesses] (Billions of yen)

| Type of Business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Other Businesses-total | 152.5 | 1.3 | 13.7 | (0.5) |

Net sales for **other businesses** increased ¥1.3 billion (0.9 percent) from the previous fiscal year to ¥152.5 billion, while operating income decreased ¥0.5 billion (3.6 percent) to ¥13.7 billion.

As of April 1, 2005, the Company transferred its holding shares in a consolidated subsidiary, Japan EnviroChemicals, Ltd., and in two equity method affiliates, each engaging in life-environment business, to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

## Capital Investment and Funding of Takeda Group

Investment in property, plant and equipment totaled ¥49.2 billion, mainly comprised of ¥9.0 billion for constructing the Discovery Research Facility on the site of the Osaka Plant, ¥6.0 billion for constructing the Facility for Manufacturing Vaccine Solutions at the Hikari Plant and ¥3.5 billion for constructing a new production facility for healthcare products of Takeda Healthcare Products Co., Ltd.

Financing for these investments was covered almost by internal funds, and other cash management needs were also met adequately.

## Future Management Issues of Takeda Group

The Company's aim is to become a "world-class pharmaceutical company" which is specialized in pharmaceutical business and expand its business globally through its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

While taking measures to accomplish the goals of the 2001 - 2005 Medium-term Management Plan in fiscal year 2005, the Plan's final fiscal year, the Company is making every effort to carry out the following measures in order to establish a foundation for the next medium-term management plan. The Company is aiming at realizing its management mission through these measures, and will strive for the further growth of Takeda Group and for maximization of shareholder value.

1. Enhancing and strengthening the R&D pipeline
   The Company will seek to launch new products continuously in the long and medium terms by discovering and licensing candidate compounds and promptly moving them forward to the advanced research and development stage, with the three strategic pillars of in-house research and development, licensing and alliances, and maximization of added value in international strategic products.

2. Maintaining growth potential and expanding market share of existing core products
   The Company will implement differentiation focus strategies to succeed against competing products and ensure the maximization of product life-cycles, which actions will include the addition of new indications and formulations, with the objective of maintaining the growth potential of existing core products and expanding their market shares, as well as expanding the presence of the Takeda Group in the global market. In addition, the Company will take all possible measures to launch and rapidly establish new products, which will serve as a core of growth in the next mid-term management plan period.

3. Building global operating infrastructure and scheme
   As an essential condition for its transformation into a "world-class pharmaceutical company" originating in Japan that conducts a global pharmaceutical business, the Company will build and strengthen a unique operating infrastructure that is simple and effective.

4. Establishing a solid business structure free of environmental changes
While promoting further reform of organization control and business operations with the placement of optimal numbers of human resources, the Company will more thoroughly promote the efficient use of expenses and strengthen cost competitiveness with the aim of building a solid business structure that will be free of environmental changes and allow for sustainable expansion of business performance.

**Litigation**

Regarding losses alleged to have been sustained as a result of marketing and sales practices for *Leuplin* (U.S. brand name: Lupron Depot), a treatment for prostate cancer and endometriosis by TAP Pharmaceutical Products Inc. ("TAP"), in which the Company's wholly owned subsidiary Takeda America Holdings, Inc. owns a 50 percent stake (the other 50 percent is owned by Abbott Laboratories), civil (class) actions have been brought against TAP, Abbott Laboratories and the Company in federal and state courts by patients, insurance companies and others, in which plaintiffs claim damages due to price discrepancies between the AWP (Average Wholesale Prices) as made publicized by independent industry compendia and the actual sales prices (the lawsuits alleging similar causes of actions are sometimes collectively called as "AWP Suits"). In negotiating reconciliation with these Lupron AWP Suits, TAP, Abbott and the Company concluded a class and other settlement agreement with plaintiff attorneys on November 15, 2004, which will release TAP, Abbott and the Company from these Lupron AWP Suits on condition that TAP pay $150 million. The proposed settlement was preliminarily approved on November 24, 2004, and is under the review for the final approval by the United States District Court for the District of Massachusetts in Boston. Apart from the above suits, industry-wide AWP Suits involving numerous U.S. major pharmaceutical companies have been under dispute. As part of the industry-wide civil litigations, several actions have been brought against TAP and Takeda Pharmaceuticals North America Inc. (a consolidated subsidiary of the Company in federal and state courts, in regard to medicinal products other than *Leuplin*; the Company is also a defendant in some litigations together with the above companies.

In addition, regarding pharmaceutical patents for *Leuplin*, a lawsuit claiming remuneration for employee invention has been brought against the Company in Tokyo District Court by complainants, who allegedly justified their action on the basis that they inherited the right to claim the consideration of certain employee invention valued at ¥37.2 billon from the deceased ex-employee. The complainant filed a complaint with Tokyo District Court demanding ¥100 million as an initial part of claimable amount from the Company.

The Company is diligently coping with these matters.

We respectfully request the continued understanding and support of our shareholders.

## 2. Business Results

(1) Business Results and Assets of Takeda Group (Billions of yen, unless otherwise indicated)

| | 125th fiscal year | 126th fiscal year | 127th fiscal year | 128th fiscal year |
|---|---|---|---|---|
| | April 1, 2001 to March 31, 2002 | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 |
| Net sales | 1,005.0 | 1,046.0 | 1,086.4 | 1,123.0 |
| Ordinary income | 359.2 | 405.1 | 446.1 | 442.1 |
| Net income | 235.6 | 271.7 | 285.3 | 277.4 |
| Net income per share (yen) | 267.02 | 307.63 | 321.86 | 313.01 |
| Total assets | 1,965.2 | 2,059.3 | 2,335.7 | 2,545.4 |
| Net assets | 1,420.0 | 1,567.7 | 1,781.0 | 2,001.4 |

Note: From 126th fiscal year, net income per share is calculated in accordance with "Accounting Standards for Net Income per Share" (Business Accounting Standards No. 2) and "Guidelines for Accounting Standard for Net Income per Share" (Accounting Standards Board Guideline No. 4).

(2) Business Results and Assets of the Company (Billions of yen, unless otherwise indicated)

| | 125th fiscal year | 126th fiscal year | 127th fiscal year | 128th fiscal year |
|---|---|---|---|---|
| | April 1, 2001 to March 31, 2002 | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 |
| Net sales | 779.2 | 759.9 | 764.1 | 784.8 |
| Ordinary income | 267.5 | 269.9 | 311.7 | 356.7 |
| Net income | 166.8 | 175.4 | 189.7 | 235.5 |
| Net income per share (yen) | 187.64 | 197.12 | 213.18 | 264.69 |
| Total assets | 1,423.7 | 1,476.7 | 1,694.5 | 1,847.6 |
| Net assets | 1,088.3 | 1,185.6 | 1,365.5 | 1,519.7 |

Note: From 126th fiscal year, net income per share is calculated in accordance with "Accounting Standards for Net Income per Share" (Business Accounting Standards No.2) and "Guidelines for Accounting Standard for Net Income per Share" (Accounting Standards Board Guideline No. 4).

(3) Net Sales by Business Category (Billions of yen)

| | 125th fiscal year | 126th fiscal year | 127th fiscal year | 128th fiscal year |
|---|---|---|---|---|
| | April 1, 2001 to March 31, 2002 | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 |
| Ethical Drugs Business | 719.5 | 810.3 | 877.1 | 914.8 |
| Domestic | 398.4 | 419.5 | 429.7 | 451.9 |
| Overseas | 321.0 | 390.7 | 447.4 | 462.9 |
| Consumer Healthcare Business | 68.3 | 63.8 | 58.2 | 55.7 |
| Other Businesses | 217.1 | 171.8 | 151.1 | 152.5 |
| Total | 1,005.0 | 1,046.0 | 1,086.4 | 1,123.0 |

## 3. Outline of the Company (as of March 31, 2005)

(1) Main Businesses of Takeda Group

The Takeda Group is engaged in the manufacture and sale of the following product:

| Type of Business | | Main Products |
|---|---|---|
| Pharmaceuticals Segment | Ethical Drugs Business | Ethical drugs |
| | Consumer Healthcare Business | OTC drugs<br>Quasi-ethical drugs |
| Other Business Segment | Vitamin Business | Bulk vitamin |
| | Life-environment Business | Active carbon<br>Wood preservatives |
| | Other Business | Laboratory chemicals, diagnostic reagents, Heavy chemicals, Food, Beverages |

Note: As of April 1, 2005, the Company transferred its holding shares in a consolidated subsidiary, Japan EnviroChemicals, Ltd., and in two equity method affiliates, each engaging in life-environment business, to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

(2) Common Stock of the Company

[1] Number of Shares and Shareholders

| | | |
|---|---|---|
| Number of shares | Total number of shares authorized to be issued by the Company | 2,400,000,000 |
| | Total number of shares issued | 889,272,395 |
| Number of shareholders | | 118,042 |

[2] Principal Shareholders

| Name of Shareholder | Investment in the Company by each shareholder | | Investment by the Company in each shareholder | |
|---|---|---|---|---|
| | Number of shares held (thousands) | Percentage in total investments | Number of shares held (thousands) | Percentage in total investments |
| Japan Trustee Services Bank, Ltd. (Trust account) | 58,390 | 6.57% | — | —% |
| Nippon Life Insurance Company | 56,400 | 6.34 | — | — |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 46,602 | 5.24 | — | — |
| State Street Bank and Trust Company 505103 | 23,634 | 2.66 | — | — |
| The Chase Manhattan Bank NA London | 19,997 | 2.25 | — | — |
| The Daiichi Mutual Life Insurance Company | 19,029 | 2.14 | — | — |
| Takeda Science Foundation | 17,912 | 2.01 | — | — |
| The Chase Manhattan Bank NA London, Securities Lending Omnibus Account | 13,701 | 1.54 | — | — |
| BNP Paribas Securities (Japan) Limited | 11,624 | 1.31 | — | — |
| Nomura Securities Co., Ltd. | 9,862 | 1.11 | — | — |

[3] Acquisition, Transfer and Holding of Company's Own Shares

1. Shares Acquired
   Common stock: 32,965 shares
   Total acquisition cost: 165,792 thousand yen
2. Shares Transferred
   None
3. Shares Lapsed
   None
4. Shares Owned as of March 31, 2005
   Common stock: 512,035 shares

(3) Material Business Affiliations

[1] Principal Consolidated Subsidiaries and Affiliates

| Name of Company (Country) | Capital Stock | Percentage in total investments | Principal Business |
|---|---|---|---|
| Takeda America Holdings, Inc. (U.S.A.) | $2,827.26 million (¥303,619 million) | 100.0% | Holding company in U.S.A. |
| Takeda Pharmaceuticals North America, Inc. (U.S.A.) | $1 | (100.0) | Sale of pharmaceuticals |
| Takeda Global Research and Development Center, Inc. (U.S.A.) | $5.0 million (¥537 million) | (100.0) | Development of pharmaceuticals |
| Takeda San Diego, Inc. (U.S.A.) | $15.0 million (¥1,611 million) | (100.0) | Research and development of pharmaceuticals |
| TAP Pharmaceutical Products Inc. (U.S.A.) | $39.5 million (¥4,242 million) | (50.0) | Development and sale of pharmaceuticals |
| Takeda Europe Research & Development Centre Ltd. (U.K.) | £800 thousand (¥162 million) | 100.0 | Development of pharmaceuticals |
| Laboratoires Takeda (France) | 2.24 million euros (¥311 million) | 100.0 | Sale of pharmaceuticals |
| Takeda UK Limited (U.K.) | £86.0 million (¥17,375 million) | 100.0 | Sale of pharmaceuticals |
| Takeda Pharma GmbH (Germany) | 5.11 million euros (¥710 million) | 100.0 | Sale of pharmaceuticals |
| Takeda Italia Farmaceutici S.p.A. (Italy) | 1.01 million euros (¥141 million) | 76.9 | Manufacture and sale of pharmaceuticals |
| Takeda Ireland Limited (Ireland) | 92.34 million euros (¥12,823 million) | 100.0 | Manufacture of pharmaceuticals |
| Takeda Pharma Ireland Limited (Ireland) | 513.6 million euros (¥71,324 million) | 100.0 | Manufacture of pharmaceuticals |
| Wako Pure Chemical Industries, Ltd. (Japan) | ¥2,340 million | 69.5 | Manufacture and sale of laboratory chemicals, diagnostic reagents and heavy chemicals |
| Takeda Food Products, Ltd. (Japan) | ¥2,000 million | 100.0 | Manufacture and sale of food and beverages |

Notes:
1. The figures in parentheses under the column "Capital Stock" show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2005.
2. The figures in parentheses under the column "Percentage in total investments" show the percentage held indirectly through the holding company.

[2] Progress of Material Business Affiliations

1. In June 2004, Takeda Pharmaceuticals North America, Inc. greatly reduced its capital stock on purpose to concentrate funds in Takeda America Holdings Inc., which owns all shares in Takeda Pharmaceuticals North America, Inc., for promoting the efficiency of investments.
2. In March 2005, the Company acquired Syrrx Inc., a biotechnology venture company in the U.S., through Takeda America Holdings, Inc. The company name of the acquired business was changed Takeda San Diego, Inc.
3. The following companies increased their capital stock by the amounts shown below during the fiscal year ended March 31, 2005:

Takeda UK Limited £5 million (¥1,010 million)
Takeda Ireland Ltd Limited 19.8 million euros (¥2,750 million)
Note: Japanese yen amounts are calculated using the exchange rates as of March 31, 2005.

[3] Results of Material Business Affiliations

As of March 31, 2005, the number of consolidated subsidiaries was 48 and the number of equity method affiliates was 23. Results of business affiliations of the fiscal year ended March 31, 2005 is as per stated in "2. Business Results (1) Business Results and Assets of Takeda Group" above.

(4) Employees

[1] Number of employees of Takeda Group

| Number of employees | Decrease from the previous fiscal year |
|---|---|
| 14,510 | (82) |

Note: The number of employees represents the number of working employees.

[2] Number of employees of the Company

| Number of employees | Decrease from the previous fiscal year | Average age | Average length of employment (years) |
|---|---|---|---|
| 5,922 | (15) | 42.3 | 21.6 |

Note: The number of employees represents the number of working employees.

(5) Major Offices

[1] Major Offices of the Company

| | |
|---|---|
| Head Office | 1-1, Doshomachi 4-chome, Chuo-ku, Osaka |
| Tokyo Head Office | 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba-Saitama Branch (Tokyo), Kita Kanto Branch (Tokyo), Koshin-etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City) and Fukuoka Branch |
| Plants | Shonan Plant (Fujisawa City), Osaka Plant and Hikari Plant |
| Research Centers | Discovery Research Center, Biomedical Research Laboratories, Medical Chemistry Research Laboratories, Pharmacology Research Laboratories I, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Healthcare Research Laboratories (the above are located in Osaka City), Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City) |

Note: Pharmacology Research Laboratories III (Osaka City) was newly established as of April 1, 2005.

[2] Major Offices of the Consolidated Subsidiaries

| | |
|---|---|
| Takeda America Holdings, Inc. | Head Office: New York, NY, U.S.A. |
| Takeda Pharmaceuticals North America, Inc. | Head Office: Lincolnshire, IL, U.S.A. |
| Takeda Global Research and Development Center, Inc. | Head Office: Lincolnshire, IL, U.S.A. |
| Takeda San Diego, Inc. | Head Office: San Diego, CA, U.S.A. |
| Takeda Europe Research & Development Centre Ltd. | Head Office: London, United Kingdom |
| Laboratoires Takeda | Head Office: Puteaux cedex, France |
| Takeda UK Limited | Head Office: Buckinghamshire, United Kingdom |
| Takeda Pharma GmbH | Head Office: Aachen, Germany |
| Takeda Italia Farmaceutici S.p.A. | Head Office: Rome, Italy<br>Plant: Cerano, Italy |
| Takeda Ireland Limited | Head Office: Kilruddery, Ireland<br>Plant: Kilruddery, Ireland |
| Takeda Pharma Ireland Limited | Head Office: Clondalkin, Ireland<br>Plant: Clondalkin, Ireland |
| Wako Pure Chemical Industries, Ltd. | Head Office: Osaka City<br>Plants: Kawagoe City; Toyohashi City; Mie-gun, Mie Prefecture; and Amagasaki City |
| Takeda Food Products, Ltd. | Head Office: Itami City<br>Plant: Itami City |

(6) Directors and Corporate Auditors

| Position | Name | Duty or Primary Occupation |
|---|---|---|
| Chairman of the Board (Representative Director) | Kunio Takeda | |
| President (Representative Director) | Yasuchika Hasegawa | |
| Executive Vice President | Shozo Nakamura | |
| Managing Director | Hiroshi Akimoto | General Manager of Intellectual Property Department |
| Managing Director | Makoto Yamaoka | General Manager of Pharmaceutical Marketing Division |
| Director | Kiyoshi Kitazawa | General Manager of Pharmaceutical Development Division |
| Director | Takashi Soda | General Manager of Pharmaceutical Research Division |
| Director | Hiroshi Shinha | General Manager of Legal Department |
| Director | Toyoji Yoshida | General Manager of Corporate Communications Department |
| Full-Time Corporate Auditor | Yuzuru Takagi | |
| Corporate Auditor | Kiyoshi Taura | Attorney at law |
| Corporate Auditor | Naoaki Yoshii | Attorney at law |
| Corporate Auditor | Yoichi Asakawa | U.S. Certified Public Accountant |

Note: Corporate Auditors, Kiyoshi Taura, Naoaki Yoshii and Yoichi Asakawa are Outside Corporate Auditors as prescribed in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha (Corporations).

The following Corporate Auditor retired from his office during the fiscal year:

Full-Time Corporate Auditor Kunio Ueshima (Retired on June 29, 2004.)

(7) Amount of Remuneration for Accounting Auditor

(Millions of yen)

| | | |
|---|---|---|
| 1. | Total amount of remuneration to be paid by the Company and its consolidated subsidiaries | 167 |
| 2. | Out of the amount shown in above 1, total amount of remuneration to be paid by the Company and its consolidated subsidiaries for audit certification services rendered pursuant to Para. 1, Article 2 of Certified Public Accountant Law | 132 |
| 3. | Out of the amount shown in above 2, amount of remuneration for accounting auditor to be paid by the Company | 86 |

Note: As the audit agreement between the Company and its accounting auditor does not differentiate the amount of remuneration for audit under the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki Kaisha (Corporations) from the one for audit under the Securities and Exchange Law, the amount under 3 above shows total remuneration for both audits.

*******************************************************************

Note to Business Report:
In this business report, all monetary amounts for the 127th and 128th terms are rounded up to the nearest unit in case of the first decimal being 5 or more, or rounded down to the nearest unit in case of the first decimal being less than 5. All monetary amounts for the 126th term and previous terms are rounded down to the nearest unit.

## CONSOLIDATED BALANCE SHEET

(As of March 31, 2005) (Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **Current assets** | **1,969,915** | **Current liabilities** | **365,500** |
| Cash and deposits | 429,530 | Notes and accounts payable | 70,750 |
| Notes and accounts receivable | 225,413 | Short-term loans | 8,301 |
| Marketable securities | 1,092,590 | Income taxes payable | 80,790 |
| Inventories | 94,565 | Accrued expenses | 103,823 |
| Deferred income taxes | 93,857 | Reserve for bonuses | 28,444 |
| Other current assets | 34,230 | Other reserves | 7,312 |
| Allowance for doubtful receivables | (271) | Other current liabilities | 66,080 |
| **Fixed assets** | **575,520** | **Long-term liabilities** | **133,684** |
| **Tangible fixed assets** | **220,133** | Reserve for retirement benefits | 39,859 |
| Buildings and structures | 104,715 | Reserve for directors' retirement bonuses | 1,784 |
| Machinery, equipment and carriers | 42,618 | Reserve for SMON compensation | 4,664 |
| Tools and fixtures | 7,374 | Long-term deferred tax liabilities | 75,493 |
| Land | 44,500 | Other long-term liabilities | 11,884 |
| Construction in progress | 20,927 | | |
| **Intangible fixed assets** | **8,092** | | |
| Goodwill | 3,136 | **Total liabilities** | **499,185** |
| Other intangible fixed assets | 4,955 | **Minority interests** | **44,836** |
| | | **Common stock** | **63,541** |
| **Investments and other assets** | **347,296** | **Additional paid-in capital** | **49,638** |
| Investment securities | 302,404 | **Retained earnings** | **1,834,931** |
| Long-term loans | 1,610 | **Unrealized gain on securities** | **125,342** |
| Real estates for lease | 24,460 | **Foreign currency translation adjustment** | **(69,130)** |
| Long-term deferred tax assets | 12,542 | | |
| Others | 6,386 | **Treasury stock** | **(2,908)** |
| Allowance for doubtful accounts | (105) | **Total shareholders' equity** | **2,001,414** |
| TOTAL ASSETS | 2,545,435 | TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | 2,545,435 |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2005) (Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Profit and Loss** | |
| **Operating revenue and expenses:** | |
| **Operating revenue** | **1,122,960** |
| Net sales | 1,122,960 |
| **Operating expenses** | **737,682** |
| Cost of sales | 279,179 |
| Selling, general and administrative expenses | 458,503 |
| **Operating income** | **385,278** |
| **Non-operating income and expenses:** | |
| **Non-operating income** | **74,803** |
| Interest and dividend income | 18,098 |
| Equity in earnings of affiliates | 45,431 |
| Other non-operating income | 11,274 |
| **Non-operating expenses** | **17,970** |
| Interest expenses | 334 |
| Other non-operating expenses | 17,636 |
| **Ordinary income** | **442,111** |
| **Extraordinary Gain and Loss** | |
| **Extraordinary gain** | **1,070** |
| Gain on sale of fixed assets | 1,070 |
| **Extraordinary loss** | **2,079** |
| Loss on bulk vitamin and other cartel cases | 2,079 |
| **Income before income taxes and minority interests** | **441,102** |
| **Income taxes:** | **160,231** |
| Current | 172,867 |
| Deferred | (12,637) |
| **Minority interests** | **(3,433)** |
| **Net income** | **277,438** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## [Summary of Significant Accounting Policies for the Consolidated Financial Statements]

1. Scope of Consolidation
   (1) Number of consolidated subsidiaries: 48
   Names of principal consolidated subsidiaries:
   (Domestic) Wako Pure Chemical Industries, Ltd., Takeda Food Products, Ltd.
   (Overseas) Takeda America Holdings, Inc., Takeda Pharmaceuticals North America, Inc., Takeda San Diego, Inc., Takeda Global Research and Development Center, Inc., Takeda Europe Research & Development Centre Ltd., Laboratoires Takeda, Takeda UK Limited, Takeda Italia Farmaceutici S.p.A., Takeda Pharma GmbH, Takeda Ireland Limited and Takeda Pharma Ireland Limited.

   (2) Number of consolidated subsidiaries increased: 1 (Takeda San Diego, Inc.) (an increase by acquisition)

2. Application of the Equity Method
   Number of affiliated companies accounted for by the equity method: 23
   Names of principal affiliated companies accounted for by the equity method:
   (Overseas) TAP Pharmaceutical Products Inc.

3. Treatment in connection with Consolidated Subsidiaries with Fiscal Year End Other than March 31
   Out of the consolidated subsidiaries, the annual account settlement date of Davao Central Chemical Corporation and Tianjin Takeda Pharmaceuticals Co., Ltd. is December 31 each year. In preparing the consolidated financial statements of the Company, financial statements of Davao Central Chemical Corporation prepared for the year ending on December 31 were used, and adjustments are made as necessary to account for significant transactions occurring between January 1 and March 31. As for Tianjin Takeda Pharmaceuticals Co., Ltd., from the current fiscal year, financial statements prepared based on the provisional account settlement conducted as of March 31 are used.

   From the current fiscal year, Takeda Pharmaceuticals North America, Inc. and 14 other subsidiaries changed their annual account settlement date from December 31 to March 31. TAP Pharmaceutical Products Inc., an affiliate accounted for by the equity method, also prepares, from the current fiscal year, financial statements for the consolidation based on the provisional account settlement conducted as of March 31.

   As for the impact on earnings caused by this change, the increase of retained earnings of ¥16,132 million for the period from January 1, 2004 to March 31, 2004 are not reflected in the consolidated statement of income, but included in the "retained earnings" on the consolidated balance sheet.

4. Accounting Standards
   (1) Valuation of Major Assets
   1) Securities

| | |
|---|---|
| Trading securities: | Fair value (Cost of securities sold is primarily calculated using the moving average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Other securities | |
| With market value: | Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |
| 2) Derivatives | Fair value |

3) Inventories

| | |
|---|---|
| Merchandise, finished products, semi-finished products and work-in-progress: | Valued primarily at lower of cost or market price using the weighted average cost method |
| Raw materials and supplies: | Valued primarily at lower of cost or market price using the moving-average method |

(2) Depreciation of Tangible Fixed Assets and Real Estates for Lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows:

Buildings and structures: 15-50 years
Machinery, equipment and carriers: 4-15 years

(3) Provision of Major Reserves

1) Allowance for doubtful receivables:

To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) Reserve for bonuses:

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

3) Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- The Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair amounts funded under contributory and qualified pension plans.

- Four consolidated companies provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair amounts funded under qualified pension plans.

- Two of the Company's consolidated subsidiaries use qualified pension plans. These subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the consolidated fiscal year plus the amount of the voluntary reserve in view of pension finances, deducting amounts funded under the qualified pension plan.

- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the fiscal year.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.

(Additional information)
The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on March 26, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

The Company received approval of the exemption from the obligation for payments of benefits related to prior employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health , Labour and Welfare on May 1, 2005.

4) Reserve for directors' retirement bonuses
To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with the Company's internal regulations.

5) Reserve for SMON compensation
The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the fiscal year.

(4) Accounting for Lease Transactions
Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Hedge Accounting
1) Methods of hedge accounting
The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies
The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are

conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges
Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

(6) Other
Consumption taxes are excluded from items in the consolidated statement of income.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the full mark-to-market method.

6. Amortization of Goodwill
Goodwill is amortized on a straight-line basis, generally over a five-year period.

7. Change in Classification
In the previous year, real estates for lease were reported as tangible fixed assets. From the current fiscal year, they are reported under the category of "investments and other assets." The amount of real estates for lease reported as tangible fixed assets in the previous year was ¥25,741 million.

## [Notes to Consolidated Balance Sheets]

1. Accumulated depreciation of tangible fixed assets ¥404,370 million

2. Pledged assets
   Assets pledged as collateral ¥16,344 million
   Debt corresponding to pledged assets ¥4,420 million

3. Contingent Liabilities
   (1) Discounted trade notes receivable ¥24 million
       Endorsed trade notes receivable ¥15 million
   (2) Loans guaranteed
       Guarantees ¥4,670 million

## [Notes to Consolidated Statement of Income]

1. Research and development costs ¥141,453 million

2. Extraordinary gain
   (Gain on sale of fixed assets)
   Gain on sale of unused real estate is accounted for as extraordinary gain. The main component of this is land.

3. Extraordinary loss
   (Loss on bulk vitamin and other cartel cases□
   A loss was recorded in connection with ongoing civil lawsuits in the United States and Canada relating to the cartel issues, including the bulk vitamin cartel.

4. Net income per share ¥313.01
   Calculated in accordance with "Accounting Standards for Net Income per Share" (Business Accounting Standards No. 2).

**[Notes on Accounting for Deferred Income Taxes]**

1. Major components of deferred tax assets and liabilities

| | (Millions of yen) |
|---|---|
| (Deferred tax assets) | |
| Deferred tax assets | |
| Excess reserve for bonuses | 10,240 |
| Expenses for research assigned to the outside parties | 23,330 |
| Enterprise taxes | 7,664 |
| Unrealized profits of inventories | 7,747 |
| Other | 43,515 |
| Deferred tax assets total | 92,496 |
| Long-term deferred tax assets | |
| Excess reserve for retirement benefits | 13,674 |
| Tax loss carry forwards | 9,086 |
| Other | 32,814 |
| Long-term deferred tax assets subtotal | 55,574 |
| Valuation allowance | (3,681) |
| Long-term deferred tax assets total | 51,893 |
| Total deferred tax assets. | 144,389 |
| (Deferred tax liabilities) | |
| Deferred tax liabilities | |
| Unrealized gain on securities | (13) |
| Other | (114) |
| Deferred tax liabilities total | (127) |
| Long-term deferred tax liabilities | |
| Unrealized gain on securities | (81,659) |
| Undistributed earnings of foreign subsidiaries and affiliates | (11,930) |
| Reserve for reduction of fixed assets | (12,026) |
| Other | (9,229) |
| Long-term deferred tax liabilities total | (114,844) |
| Total deferred tax liabilities | (114,971) |
| Net deferred tax assets | 29,418 |

2. The effective income tax rates of the companies after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

| | (%) |
|---|---|
| Statutory tax rate | 40.9 |
| (Adjustment) | |
| Expenses not deductible for tax purposes | 0.7 |
| Loss in subsidiaries | 0.1 |
| Equity in earnings of affiliates | (3.2) |
| Non-taxable dividend income | 0.0 |
| Tax credit for research expenses, etc. | (2.6) |
| Other - net | 0.4 |
| Effective tax rate after application of deferred tax accounting | 36.3 |

## [Notes on Accounting for Retirement Benefits]

1. Description of retirement benefit system used

   The Company has a defined benefit system comprising a contributory pension plan, a qualified pension plan and a lump-sum retirement payment.

   The Company received approval of the exemption from obligation for payments of benefits related to future employee services and prior employee services with respect to the substitutional portion of the welfare pension fund from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively.

2. Retirement benefit obligation

| | (Millions of yen) |
|---|---|
| a. Projected benefit obligation | (303,754) |
| b. Plan assets at fair value | 262,916 |
| c. Funded status (a + b) | (40,838) |
| d. Unrecognized actuarial gains and losses | 13,350 |
| e. Unrecognized prior service cost (reduction of debt) | (12,372) |
| f. Reserve for retirement benefits (c + d + e) | (39,859) |

Notes: 1. Includes substitutional portion of welfare pension fund.

2. Some subsidiaries use the simplified method in calculating the retirement benefit obligation.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

3. Retirement benefit expenses

| | (Millions of yen) |
|---|---|
| a. Service cost | 6,850 |
| b. Interest cost | 6,058 |
| c. Expected return on plan assets | (4,798) |
| d. Amortization of actuarial gains and losses | 10,715 |
| e. Amortization of prior service cost | (3,019) |
| f. Retirement benefit expenses (a + b + c + d + e) | 15,806 |

Notes: 1. The part of cost related to loaned employees which was borne by the borrowing company is deducted.

2. Retirement benefit expenses of consolidated subsidiaries that use a simplified method are stated in "a. Service cost".

4. Items Related to Basis of Calculation of Retirement Benefit Obligation

| | |
|---|---|
| a. Periodic allocation method for projected benefits | Straight-line standard |
| b. Discount rate | 2.0%-2.5% |
| c. Expected rate of return | 0.6%-2.5% |
| d. Years over which prior service cost is amortized | Generally five years (expensed on a straight-line basis over the fixed number of years within the average remaining service time when obligations arise) |
| e. Years over which net actuarial gains and losses are amortized | Generally five years (expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years within the average remaining service time in each period when obligations arise) |

## NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2005) (Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **Current assets** | **983,629** | **Current liabilities** | **259,173** |
| Cash and deposits | 232,931 | Trade accounts payable | 47,331 |
| Trade notes receivable | 10,879 | Accrued liabilities and accrued expenses | 105,694 |
| Trade accounts receivable | 142,767 | Income taxes payable | 69,677 |
| Marketable securities | 445,628 | Consumption tax payable | 1,518 |
| Merchandise and products | 25,915 | Deposits received | 5,304 |
| Work-in-progress and semi-finished products | 22,964 | Reserve for loss on sales return | 824 |
| Materials | 11,629 | Reserve for sales rebates | 6,111 |
| Advances | 2,103 | Reserve for bonuses | 21,841 |
| Advance payments and prepaid expenses | 664 | Other current liabilities | 874 |
| Deferred income taxes | 76,356 | **Long-term liabilities** | **68,689** |
| Other current assets | 11,817 | Reserve for retirement benefits | 22,886 |
| Allowance for doubtful receivables | (22) | Reserve for directors' retirement bonuses | 990 |
| | | Reserve for SMON compensation | 4,664 |
| **Fixed assets** | **863,961** | Long-term deferred tax liabilities | 39,104 |
| **Tangible fixed assets** | **111,935** | Other long-term liabilities | 1,045 |
| Buildings and structures | 62,622 | | |
| Machinery and equipment | 16,752 | **Total liabilities** | **327,862** |
| Vehicles and carriers | 39 | **Common stock** | **63,541** |
| Tools, furniture and fixtures | 2,390 | **Capital surplus** | **49,638** |
| Land | 20,418 | Additional paid-in capital | 49,638 |
| Construction in progress | 9,715 | **Retained earnings** | **1,324,231** |
| | | Legal reserve | 15,885 |
| **Intangible fixed assets** | **90** | Provision for retirement benefits | 5,000 |
| | | Reserve for dividends | 11,000 |
| **Investments and other assets** | **751,936** | Reserve for R&D | 2,400 |
| Investment securities | 212,226 | Reserve for capital improvements | 1,054 |
| Equity in subsidiaries and affiliates | 462,523 | Reserve for promotion of exports | 434 |
| Long-term deposits | 51,197 | Reserve for extraordinary write-down | 1,125 |
| Long-term loans | 1,458 | Reserve for reduction of fixed assets | 14,907 |
| Long-term prepaid expenses | 104 | General reserve | 932,500 |
| Real estates for lease | 24,460 | Unappropriated retained earnings at the end of the fiscal year | 339,926 |
| Allowance for doubtful accounts | (31) | **Unrealized gain on securities** | **84,997** |
| | | **Treasury stock** | **(2,678)** |
| | | **Total shareholders' equity** | **1,519,728** |
| **TOTAL ASSETS** | **1,847,590** | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **1,847,590** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

# NON-CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2005) (Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Profit and Loss** | |
| **Operating revenue and expenses:** | |
| **Operating revenue** | **784,848** |
| Net sales | 784,848 |
| **Operating expenses** | **440,413** |
| Cost of sales | 199,088 |
| Selling, general and administrative expenses | 241,325 |
| **Operating income** | **344,435** |
| **Non-operating income and expenses:** | |
| **Non-operating income** | **25,454** |
| Interest and dividend income | 18,074 |
| Interest on securities | 329 |
| Other non-operating income | 7,052 |
| **Non-operating expenses** | **13,193** |
| Interest expenses | 116 |
| Other non-operating expenses | 13,076 |
| **Ordinary income** | **356,696** |
| **Extraordinary Gain and Loss** | |
| **Extraordinary gain** | **1,070** |
| Gain on sale of fixed assets | 1,070 |
| **Extraordinary loss** | **2,079** |
| Loss on bulk vitamin and other cartel cases | 2,079 |
| **Income before income taxes** | **355,688** |
| **Income taxes:** | **120,199** |
| Current | 131,780 |
| Deferred | (11,581) |
| **Net income** | **235,488** |
| Unappropriated retained earnings brought forward from the previous fiscal year | 143,544 |
| Interim dividends | 39,106 |
| **Unappropriated retained earnings at the end of the fiscal year** | **339,926** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## [Significant Accounting Policies]

1. Valuation of Inventories

| | |
|---|---|
| Merchandise: | Valued at the lower of cost or market price, cost being calculated using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work in process and semi-finished products: | Same as the above |
| Raw materials: | Valued at the lower of cost or market price, cost being calculated using the moving-average method |

2. Valuation of Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued using the amortized cost method (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Other securities | |
| With market values: | Valued at market based on market prices, etc. at the balance sheet date (Valuation gains and losses are included in shareholders' equity, and cost of securities sold is calculated using the moving-average method.) |
| Without market values: | Valued at cost using the moving-average method |

3. Valuation of Derivatives: Fair value

4. Depreciation of Tangible Fixed Assets and Real Estate for Lease: Declining-balance method; provided that the straight-line method is used for buildings (other than attachments to the buildings) acquired on or after April 1, 1998.

5. Provision of Major Reserves

(1) Reserve for sales rebates is stated at an amount calculated based on the past results in order to provide for sales rebates on goods sold.

(2) Reserve for bonuses is stated at the projected amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payment period.

(3) Reserve for retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of the fiscal year, less the estimated amounts of the fair value of pension assets of the corporate pension plans (the contributory pension plan and the qualified pension plan).

(Additional information)
The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on March 26, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with

paragraph 44-2 of the JICPA Accounting Committee Report No. 13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

The Company received approval of the exemption from the obligation for payments of benefits related to prior employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on May 1, 2005.

(4) Reserve for retirement benefits for Directors and Corporate Auditors is stated at the estimated amount to be paid as of the balance sheet date in accordance with the Company's internal regulations. This is the reserve provided in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

(5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

6. Hedge Accounting

(1) Methods of hedge accounting
The Company uses deferred hedge accounting. Under certain conditions, forward exchange contracts are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging instruments, hedging targets and hedging policies
The Company uses Yen-denominated interest rate swap contracts to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange contracts for a portion of foreign currency denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations concerning the scope of usage and standards for selection of counterparty financial institutions.

(3) Method of assessing effectiveness of hedges
Preliminary testing is performed using statistical methods such as regression analysis, and post-testing is performed using comparative analysis.

7. Consumption Taxes

Consumption taxes are excluded from items in the statement of income.

8. Change in Classification

In the previous year, real estates for lease were reported as tangible fixed assets. From the current fiscal year, they are reported under the category of "investments and other assets". The amount of real estates for lease reported as tangible fixed assets in the previous year was ¥25,741 million.

**[Notes to Balance Sheet]**

| | |
|---|---|
| 1. Accumulated depreciation of tangible fixed assets: | ¥267,851 million |
| 2. Short-term receivables from subsidiaries: | ¥9,365 million |
| Long-term receivables from subsidiaries: | ¥46,416 million |
| Short-term payables to subsidiaries: | ¥8,082 million |
| Long-term payables to subsidiaries: | ¥806 million |
| 3. Contingent liabilities | |
| (1) Export drafts discounted: | ¥235 million |
| (2) Guarantees | |
| Loans guaranteed: | ¥17,234 million |
| 4. Dividend restrictions<br>Amount of net assets as provided in Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan: | ¥84,997 million |

**[Notes to Statement of Income]**

| | |
|---|---|
| 1. Transactions with subsidiaries | |
| Sales: | ¥79,249 million |
| Purchases: | ¥20,788 million |
| Non-operating transactions: | ¥15,108 million |
| 2. Research and development costs: | ¥94,289 million |

3. Extraordinary gain
   (Gain on sale of fixed assets)
   Gain on sale of unused real estate is accounted for as extraordinary gain. The main component of this is land.

4. Extraordinary loss
   (Loss on bulk vitamin and other cartel cases□
   A loss was recorded in connection with ongoing civil lawsuits in the United States and Canada relating to the cartel issues, including the bulk vitamin cartel.

5. Net income per share ¥264.69
   Calculated in accordance with "Accounting Standards for Net Income per Share" (Business Accounting Standards No. 2).

## [Notes on Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and deferred tax liabilities:

| | (Millions of yen) |
|---|---|
| (Deferred tax assets) | |
| Deferred tax assets | |
| Excess reserve for bonuses | 8,933 |
| Expenses for research assigned to the outside | 23,055 |
| Enterprise taxes | 7,387 |
| Reserve for sales rebates | 2,338 |
| Other | 34,656 |
| Deferred tax assets—subtotal | 76,369 |
| Long-term deferred tax assets | |
| Excess reserve for retirement benefits | 8,351 |
| Excess depreciation of tangible fixed assets | 7,828 |
| Other | 15,844 |
| Long-term deferred tax assets—subtotal | 32,023 |
| Total deferred tax assets | 108,392 |
| (Deferred tax liabilities) | |
| Deferred tax liabilities | |
| Unrealized gain on securities | (13) |
| Deferred tax liabilities—subtotal | (13) |
| Long-term deferred tax liabilities | |
| Unrealized gain on securities | (58,826) |
| Reserve for reduction of fixed assets | (10,764) |
| Other | (1,536) |
| Long-term deferred tax liabilities—subtotal | (71,126) |
| Total deferred tax liabilities | (71,139) |
| Net deferred tax assets | 37,252 |

2. The effective income tax rate of the Company after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

| | (%) |
|---|---|
| Statutory tax rate | 40.9 |
| (Adjustments) | |
| Entertainment expenses not deductible for tax purposes | 0.8 |
| Non-taxable dividend income | (1.0) |
| Tax credit for research expenses, etc. | (3.1) |
| Other-net | (3.8) |
| Effective income tax rate after application of deferred tax accounting | 33.8 |

## [Notes on Accounting for Retirement Benefits]

1. Description of retirement benefit system adopted

   The Company adopted a defined benefit plan consisting of a lump-sum retirement payment and a contributory pension plan. A qualified pension plan is adopted to cover benefits to employees who were already retired when the Takeda Employees' Pension Fund was established on April 1, 1997.

   The Company received approval of the exemption from obligation for payments of benefits related to future employee services and prior employee services with respect to the substitutional portion of the welfare pension fund from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively.

2. Retirement benefit obligation

| | (Millions of yen) |
|---|---|
| a. Projected benefit obligation | (274,584) |
| b. Plan assets at fair value | 250,987 |
| c. Funded status (a + b) | (23,596) |
| d. Unrecognized actuarial gains and losses | 11,593 |
| e. Unrecognized prior service cost | (10,883) |
| f. Reserve for retirement benefits (c + d + e) | (22,886) |

Note: Includes the substitutional portion of the welfare pension fund.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥14,775 million as of March 31, 2005. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13 "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,414 million.

3. Retirement benefit expenses

| | (Millions of yen) |
|---|---|
| a. Service cost (Note) | 5,834 |
| b. Interest cost | 5,464 |
| c. Expected return on plan assets | (4,593) |
| d. Amortization of actuarial gains and losses | 10,291 |
| e. Amortization of prior service cost | (2,821) |
| f. Retirement benefit expenses (a + b + c + d + e) | 14,175 |

Note: The part of cost related to loaned employees which was borne by the borrowing company is deducted.

4. Basis for calculation of retirement benefit obligation, etc.

| | |
|---|---|
| a. Periodic allocation method for projected benefits: | Straight-line standard |
| b. Discount rate: | 2.0% |
| c. Expected rate of return: | 2.0% |
| d. Years over which prior service cost is amortized: | Five years (using the straight line method over a fixed number of years within the average remaining years of service when obligations arise) |
| e. Years over which actuarial gains or losses are amortized: | Five years (expensed from the period using the straight line method over a fixed number of years within the average remaining years of service when obligations arise) |

## PROPOSED APPROPRIATION OF PROFIT

| | (Yen) |
|---|---:|
| Unappropriated profit at the end of the fiscal year | 339,926,276,059 |

Following is the proposed appropriation of the profit:

| | |
|---|---:|
| Dividends (¥44.00 per share) | 39,105,455,840 |
| Bonuses to Directors | 220,000,000 |
| Bonuses to Corporate Auditors | 13,000,000 |
| Extraordinary depreciation reserve | 302,215,262 |
| Reserve for reduction of fixed assets | 457,863,031 |
| Other reserve | 140,000,000,000 |
| Unappropriated profit carried forward to the next fiscal year | 159,827,741,926 |

Note: Interim dividends (¥44.00 per share) in the aggregate amount of ¥39,106,416,932 were paid on December 10, 2004.

〔AUDIT REPORT OF INDEPENDENT AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)〕

**INDEPENDENT AUDITORS' REPORT**

May 13, 2005

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Masao Takagi (Seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant

Shojiro Yoshimura (Seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant

Pursuant to Paragraph 3, Article 19-2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations) of Japan, we have audited the consolidated balance sheet and the consolidated statement of income of Takeda Pharmaceutical Company Limited and its subsidiaries for the 128th fiscal year from April 1, 2004 to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present fairly the financial position and the results of operations of Takeda Pharmaceutical Company Limited and its subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

〔AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)〕

## Audit Report on Consolidated Financial Statements

The Board of Corporate Audits prepared this audit report on the consolidated financial statements (i.e., the consolidated balance sheet and the consolidated statement of income) of the Company for the 128th fiscal year from April 1, 2004 to March 31, 2005, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of the audit, and hereby reports as follows:

1. Summary of Auditing Method
   Each Corporate Auditor, according to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, received reports and explanations from the Directors and other related persons, and the Independent Auditors on the consolidated financial statements and examined such consolidated financial statements.

2. Results of Audit
   We confirm that the method and the results of the audit made by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

May 18, 2005

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

| | | |
|---|---|---|
| Full-time Corporate Auditor: | Yuzuru Takagi | (seal) |
| Corporate Auditor: | Kiyoshi Taura | (seal) |
| Corporate Auditor: | Naoaki Yoshii | (seal) |
| Corporate Auditor: | Yoichi Asakawa | (seal) |

Note: Corporate Auditors, Kiyoshi Taura, Naoaki Yoshii and Yoichi Asakawa are Outside Corporate Auditors as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations).

## INDEPENDENT AUDITORS' REPORT

May 13, 2005

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Masao Takagi (Seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant

Shojiro Yoshimura (Seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant

Pursuant to Paragraph 1, Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations) of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of profit and the supplementary schedules (with respect to accounting matters only) of Takeda Pharmaceutical Company Limited for the 128th fiscal year from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of profit are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

## Audit Report

The Board of Corporate Auditors prepared this audit report regarding the performance of duties of the Directors of the Company during the 128th fiscal year from April 1, 2004 to March 31, 2005, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of the audit, and hereby reports as follows:

1. Summary of Auditing Method
   Each Corporate Auditor, according to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other related persons reports on the performance of their duties, perused the documents whereby the important decisions were made, and examined the conditions of business and properties at the head office and the principal offices of the Company. As for the subsidiaries of the Company, each Corporate Auditor asked for reports on their respective business from the Directors and other related persons in charge of the subsidiaries, visited the subsidiaries if necessary, and examined the conditions of business and properties of the subsidiaries. In addition, we received reports and explanations from the Independent Auditors on their audit and examined the financial statements and the supplementary schedules.

   As for the transactions competitive to the Company by Directors acting on their own behalves or third parties, transactions between Directors and the Company in which interests in both parties are conflicting, the offer, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders, and acquisition, transfer or other transaction in respect of its own shares, we examined such transactions in detail by receiving reports from the Directors and other related persons, if necessary, in addition to the method of audit mentioned above.

2. Results of Audit
   (1) We confirm that the method and the results of the audit made by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.
   (2) We confirm that the business report presents fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
   (3) We do not see anything to be pointed out on the proposed appropriation of profit, in consideration of the conditions of properties of the Company or otherwise.
   (4) We confirm that the supplementary schedules present fairly the matters to be stated and there is nothing to be pointed out.
   (5) We confirm that there is no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of their duties by the Directors, including the duties concerning subsidiaries of the Company.

   We confirm that there is no breach of the duties of the Directors with respect to transactions competitive to the Company by Directors acting on their own behalves or third parties, transactions between Directors and the Company in which interests in both parties are conflicting, the offer, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders, and acquisition, transfer or other transaction in respect of its shares.

May 18, 2005

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

| | | |
|---|---|---|
| Full-time Corporate Auditor: | Yuzuru Takagi | (seal) |
| Corporate Auditor: | Kiyoshi Taura | (seal) |
| Corporate Auditor: | Naoaki Yoshii | (seal) |
| Corporate Auditor: | Yoichi Asakawa | (seal) |

Note: Corporate Auditors, Kiyoshi Taura, Naoaki Yoshii and Yoichi Asakawa are Outside Corporate Auditors as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations).

END

## Reference Document
## Concerning the Exercise of Voting Rights

1. Number of Total Voting Rights: 8,810,045

2. Proposals and Reference Matters:

**First Proposal:** Approval of the Proposed Appropriation of Profit for the 128th term

Contents of the Proposal are described on page 33 of the Translation.

The Company's basic policy on dividends is to distribute profits to shareholders in proportion to the consolidated results for each fiscal year. The Company seeks to increase distribution of profits, with a target consolidated dividend payout rate of thirty percent (30 %), taking into account the overall outlook of medium-to-long-term capital requirements for business investments to increase the future corporate value of the Company, and the Company's financial condition.

The Company proposes to pay year-end dividends in the amount of Forty-four Yen (JPY 44.00) per share. If this proposal is approved, a total of dividends for the full fiscal year is Eighty-eight Yen (JPY 88.00) per share (an increase of Eleven Yen (JPY 11.00) compared with the previous fiscal year), which include an interim dividend of Forty-four Yen (JPY 44.00) per share.

**Second Proposal:** Partial Amendments of the Articles of Incorporation

(1) Reasons for the Amendments
- (i) In order to prepare for the issuance of new shares in the future, the total number of shares authorized to be issued by the Company, as provided in Article 5 of the current Articles of Incorporation, shall be amended.
- (ii) By applying the "Law Amending Part of the Commercial Code, etc." (Law No. 44 of 2002), additional purchases by shareholders of shares constituting less than one tangen unit (hereinafter referred to as "shares less than one tangen unit") are admitted if such matters are provided for in the Articles of Incorporation. In accordance with this revision, a new provision to such effect shall be established in the Articles of Incorporation as Article 8, and the necessary amendments related thereto shall be made to Paragraph 1, Article 8, Paragraph 2, Article 9 and Article 10 of the current Articles of Incorporation.
- (iii) In order to deal with the issuance of new shares after the record date for the ordinary general meeting of shareholders, a proviso shall be added to Paragraph 1, Article 8 of the current Articles of Incorporation.
- (iv) By applying the "Law Amending Part of the Law Concerning Account Transfer of Bonds and Other Securities to Achieve Rationalization of the Settlement with respect to Transaction of Shares and Other Securities" (Law No. 88 of 2004), the system for the closing of the register of shareholders shall be abolished. In accordance with this revision, Paragraph 3, Article 8 of the current Articles of Incorporation shall be deleted.
- (v) In order to achieve further revitalization of the Board of Directors, and in order to carry out prompt decision-making in response to the changing business environment, the maximum number of Directors and Corporate Auditors shall be provided in Articles 15 and 23 of the current Articles of Incorporation. Furthermore, in order to promptly hold a meeting of the Board of Directors, a provision to shorten the period of convocation, if required, shall be established in Article 19 of the current Articles of Incorporation.
- (vi) With the establishment of new articles, necessary amendments to the numbering of articles shall be made accordingly.

(2) Details of the Amendments

The Company proposes to amend part of the current Articles of Incorporation in accordance with the following Proposed Amendments:

(Underlined portions are amendments)

| Current Articles of Incorporation | Proposed Amendment |
|---|---|
| Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be two billion and four hundred million (2,400,000,000) shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. | Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. |
| (New) | Article 8. (Additional Purchases of Shares Less Than One Tangen Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one tangen unit may, in accordance with the provisions of the Rules for Handling of Shares, request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one tangen unit held by such shareholder, constitute one tangen unit of shares. |
| Article 8. (Record Date and Closing of the Register of Shareholders)<br>The Company shall deem any shareholder and any beneficial shareholder (hereinafter collectively referred to as the "shareholder") listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. | Article 9. (Record Date)<br>The Company shall deem any shareholder listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. With respect to the shares issued in a period from the day following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder of such shares listed or recorded in the register of shareholders, or the register of beneficial shareholders, at the time of issuance of such shares, to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders. |
| (2) In addition to the preceding paragraph, when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, deem any shareholder or any pledgee listed or recorded in the register of shareholders or the register of beneficial shareholders as of a specified date to be the person entitled to exercise the rights of shareholder or pledgee. | (2) (Same as present) |

| | |
|---|---|
| (3) In any circumstances referred to in each preceding paragraph or when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, suspend the alteration to entries or records in the register of shareholders for a specified period. | (Deleted) |
| Article 9. (Transfer Agent)<br>The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and the Company shall give a public notice on them. | Article 10. (Transfer Agent)<br>(Same as present) |
| (2) The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. | (2) The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. |
| Article 10. (Rules for Handling of Shares)<br>Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. | Article 11. (Rules for Handling of Shares)<br>Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. |
| Article 11. to Article 14.<br>(Provisions omitted) | Article 12. to Article 15.<br>(Same as present) |
| Article 15. (Number of Directors)<br>The Company shall have five (5) Directors or more. | Article 16. (Number of Directors)<br>The Company shall have twelve (12) Directors or less. |

| | |
|---|---|
| Article <u>16</u>. to Article <u>18</u>.<br>(Provisions omitted) | Article <u>17</u>. to Article <u>19</u>.<br>(Same as present) |
| Article <u>19</u>. (Notice of Meetings of the Board of Directors)<br>Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting. | Article <u>20</u>. (Notice of Meetings of the Board of Directors)<br>Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting<u>; provided, however, that such period may be shortened in the case of an emergency</u>. |
| Article <u>20</u>. to Article <u>22</u>.<br>(Provisions omitted) | Article <u>21</u>. to Article <u>23</u>.<br>(Same as present) |
| Article <u>23</u>. (Number of Corporate Auditors)<br>The Company shall have <u>three (3)</u> Corporate Auditors <u>or more</u>. | Article <u>24</u>. (Number of Corporate Auditors)<br>The Company shall have <u>four (4)</u> Corporate Auditors <u>or less</u>. |
| Article <u>24</u>. to Article <u>32</u>.<br>(Provisions omitted) | Article <u>25</u>. to Article <u>33</u>.<br>(Same as present) |

**Third Proposal:** Election of five (5) Directors

The term of offices of six (6) Directors, Messrs. Kunio Takeda, Yasuchika Hasegawa, Shozo Nakamura, Takashi Souda, Hiroshi Shinha and Toyoji Yoshida, will expire at the conclusion of the general meeting of shareholders. Therefore, you are requested to elect five (5) Directors.

The candidates for Directors are as follows:

| Candi-date No. | Name (Date of Birth) | Career Summary | | Number of Shares of the Company Owned |
|---|---|---|---|---|
| 1 | Kunio Takeda (January 5, 1940) | April 1962 | Joined the Company | 859,201 shares |
| | | June 1987 | Director of the Company | |
| | | June 1989 | Managing Director of the Company | |
| | | June 1991 | Senior Managing Director of the Company | |
| | | June 1992 | Executive Vice President and Representative Director of the Company | |
| | | June 1993 | President and Representative Director of the Company | |
| | | June 2003 | Chairman of the Board and Representative Director of the Company (to present) | |
| 2 | Yasuchika Hasegawa (June 19, 1946) | April 1970 | Joined the Company | 9,000 shares |
| | | Oct. 1998 | Corporate Officer and General Manager of Pharmaceutical International Division of the Company | |
| | | June 1999 | Director of the Company | |
| | | June 2001 | General Manager of Corporate Planning Department of the Company | |
| | | April 2002 | General Manager of Corporate Strategy & Planning Department of the Company | |
| | | June 2003 | President and Representative Director of the Company (to present) | |
| 3 | Takashi Souda (January 31, 1945) | April 1970 | Joined the Company | 7,000 shares |
| | | Oct. 1997 | General Manager of Pharmaceutical Research Laboratories, Pharmaceutical Research Division of the Company (in charge of therapeutic drugs for bone and joint disease) | |
| | | April 1999 | General Manager of Strategic Pharma Project Management, Corporate Planning Department of the Company | |
| | | April 2001 | General Manager of Strategic Research Planning, Pharmaceutical Research Division of the Company | |
| | | April 2002 | General Manager of Medicinal Chemistry Research Laboratories II, Pharmaceutical Research Division of the Company | |
| | | Oct. 2002 | General Manager of Pharmaceutical Research Division of the Company (to present) | |
| | | June 2003 | Director of the Company (to present) | |
| 4 | Hiroshi Shinha (July 5, 1947) | April 1971 | Joined the Company | 3,100 shares |
| | | Oct. 2001 | Deputy General Manager of Legal Department of the Company | |
| | | June 2002 | General Manager of Legal Department of the Company (to present) | |
| | | June 2002 | Corporate Officer of the Company | |

| | | | | |
|---|---|---|---|---|
| | | June 2003 | Director of the Company (to present) | |
| 5 | Toyoji Yoshida<br>(January 31, 1948) | July 1971<br>April 1996<br><br><br>April 1997<br><br>Oct. 1998<br><br>June 2000<br>April 2002<br><br>June 2003 | Joined the Company<br>Manager of Administration (General Affairs), General Affairs & Personnel Department of the Company<br>Manager of Public Relations, General Affairs & Personnel Department of the Company<br>General Manager of Public Relations Department of the Company<br>Corporate Officer of the Company<br>General Manager of Corporate Communications Department of the Company (to present)<br>Director of the Company (to present) | 2,800 shares |

**Fourth Proposal:** Election of one (1) Corporate Auditor

The term of office of one (1) Corporate Auditor, Mr. Naoaki Yoshii will expire at the conclusion of the general meeting of shareholders. . Therefore, you are requested to elect one (1) Corporate Auditor.

The Board of Corporate Auditors has agreed to this proposal.

The Candidate for the Corporate Auditor is as follows:

| Name (Date of Birth) | Career Summary | | Number of Shares of the Company Owned |
|---|---|---|---|
| Tadashi Ishikawa (August 24, 1943) | Oct. 1966 | Passed the National Bar Examination | 0 share |
| | April 1967 | Assistant Faculty of Law, University of Tokyo (Administrative Law Major) | |
| | April 1973 | Registered as an Attorney-at-Law (Osaka Bar Association) (to present) | |
| | August 2002 | Representative Partner of Oh-Ebashi LPC & Partners (to present) | |
| | April 2004 | Professor of Legal Practice at the Graduate School of Law, Kobe University (to present) | |

Mr. Tadashi Ishikawa, satisfies the requirements for being an Outside Corporate Auditor as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha (Corporations).

**Fifth Proposal:** Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

It is proposed that retirement allowances be paid to the Director, Mr. Shozo Nakamura, and the Corporate Auditor, Mr. Naoaki Yoshii, who are retiring at the conclusion of the general meeting of shareholders, in appreciation for their respective meritorious services to the Company. The amounts of such allowances shall be within an amount deemed reasonable to be determined in accordance with established rules of the Company.

You are requested to authorize the Board of Directors with respect to the retiring Director, and the Corporate Auditors with respect to the retiring Corporate Auditor, to determine the exact amount, the date of the payment and the payment manner.

Summaries of careers of the retiring Director and the retiring Corporate Auditor are as follows:

| Name | Career Summary | |
|---|---|---|
| Shozo Nakamura | June 1997 | Director of the Company |
| | June 2001 | Managing Director of the Company |
| | June 2003 | Executive Vice President of the Company (to present) |
| Naoaki Yoshii | June 1999 | Corporate Auditor of the Company (to present) |

END

June 29, 2005

**To Our Shareholders**

Yasuchika Hasegawa
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1 Doshomachi 4-chome
Chuo-ku, Osaka 540-8645,
Japan

**Notice of Resolutions at the 129th Ordinary General Meeting of Shareholders**

Dear Shareholders:

The following matters were reported and resolved at the 129th Ordinary General Meeting of Shareholders of the Company held today.

**Items reported on:**

1. Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 128th term (from April 1, 2004 to March 31, 2005)

2. Audit Reports on the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The contents of these documents were reported.

**Items resolved:**

**First Proposal:** Approval of the Proposed Appropriation of Profit for the 128th term

This item was approved as originally proposed. (The year-end dividend is 44 yen (JPY44.00) per share.)

**Second Proposal:** Partial Amendment of the Articles of Incorporation

This item was approved as originally proposed. (Details of the amendment are described on pages 2–5.)

**Third Proposal:** Election of five (5) Directors

As proposed, five directors – Messrs. Kunio Takeda, Yasuchika Hasegawa, Takashi Soda, Hiroshi Shinha and Toyoji Yoshida – were re-elected and assumed their respective offices.

**Fourth Proposal:** Election of one (1) Corporate Auditor

As proposed, Mr. Tadashi Ishikawa was newly elected and assumed his office.

Mr. Tadashi Ishikawa is an Outside Corporate Auditor as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha* (Corporations).

**Fifth Proposal:** Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

It was proposed and approved that retirement allowances be paid to the retiring Director, Mr. Shozo Nakamura, and the retiring Corporate Auditor, Mr. Naoaki Yoshii, within a reasonable amount based on the specified standards of the Company, and that the Board of Directors be authorized with respect to the retiring Director, and that the Corporate Auditors be authorized with respect to the retiring Corporate Auditor, to determine the exact amount, the date of the payment and the payment manner.

Details of Amendment of the Articles of Incorporation (underlines indicate changes)

| Before Amendment | After Amendment |
|---|---|
| Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be <u>two billion and four hundred million (2,400,000,000)</u> shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. | Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be <u>three billion and five hundred million (3,500,000,000)</u> shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. |
| (New) | <u>Article 8. (Additional Purchases of Shares Less Than One Tangen Unit)</u><br><u>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one tangen unit may, in accordance with the provisions of the Rules for Handling of Shares, request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one tangen unit held by such shareholder, constitute one tangen unit of shares.</u> |

| | |
|---|---|
| Article 8. (Record Date and Closing of the Register of Shareholders)<br>The Company shall deem any shareholder and any beneficial shareholder (hereinafter collectively referred to as the "shareholder") listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. | Article 9. (Record Date)<br>The Company shall deem any shareholder listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. With respect to the shares issued in a period from the day following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder of such shares listed or recorded in the register of shareholders, or the register of beneficial shareholders, at the time of issuance of such shares, to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders. |
| (2) In addition to the preceding paragraph, when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, deem any shareholder or any pledgee listed or recorded in the register of shareholders or the register of beneficial shareholders as of a specified date to be the person entitled to exercise the rights of shareholder or pledgee. | (2) (Same as present) |
| (3) In any circumstances referred to in each preceding paragraph or when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, suspend the alteration to entries or records in the register of shareholders for a specified period. | (Deleted) |
| Article 9. (Transfer Agent)<br>The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and the Company shall give a public notice on them. | Article 10. (Transfer Agent)<br>(Same as present) |

| | |
|---|---|
| (2) The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. | (2) The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. |
| Article 10. (Rules for Handling of Shares) Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. | Article 11. (Rules for Handling of Shares) Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. |
| Article 11. to Article 14. (Provisions omitted) | Articles 12. to Article 15. (Same as present) |
| Article 15. (Number of Directors) The Company shall have five (5) Directors or more. | Article 16. (Number of Directors) The Company shall have twelve (12) Directors or less. |
| Article 16. to Article 18. (Provisions omitted) | Article 17. to Article 19. (Same as present) |
| Article 19. (Notice of Meetings of the Board of Directors) Notice of a meeting of the Board of Directors shall be given at least three (3) | Article 20. (Notice of Meetings of the Board of Directors) Notice of a meeting of the Board of Directors shall be given at least three (3) |

| | |
|---|---|
| days prior to the date set for the meeting. | days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. |
| Article 20. to Article 22.<br>(Provisions omitted) | Article 21. to Article 23.<br>(Same as Present) |
| Article 23. (Number of Corporate Auditors)<br>The Company shall have three (3) Corporate Auditors or more. | Article 24. (Number of Corporate Auditors)<br>The Company shall have four (4) Corporate Auditors or less. |
| Article 24. to Article 32.<br>(Provisions omitted) | Article 25. to Article 33.<br>(Same as present) |

# Business Report

## 128th Term
## Business Report

1st April 2004 to 31st March 2005

TAKEDA PHARMACEUTICAL COMPANY LIMITED

# Top Message

## To All Shareholders

We hereby present our report on the general condition of business for the company's 128th term (1st April 2004 to 31th March 2005).

Under the management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products", the company aims to become a global pharmaceutical company that specializes in developing pharmaceutical product operations around the world.

In fiscal 2005, the final year of the "01-05 Mid Term Plan", Takeda will work on the successful execution of this aim and concentrate efforts on the following issues in order to strengthen the foundations of the company with an eye on the next mid-term plan. Through these efforts, we will strive to maximize the further growth of the Takeda Group and shareholder value while aiming at putting our management principle into practice.

**Thorough strengthening of the R&D pipeline**

We will work on the discovery and in-licensing of candidate compounds for development and on early progress through the various stages of the development process, with in-house R&D, in-licensing and alliances, and the maximization of the added value of international strategic products as our 3 core objectives in order to bring new pharmaceutical products to the market continuously in the mid to long term.

**Maintenance of the growth capabilities of core products and expansion of market share**

In order to maintain the growth capabilities of core products, expand market share, and enhance the Takeda Group's presence in the global market, we will make all efforts in the strategy of differentiating our products from those of our competitors and in promoting the maximization of product lifecycles through additional indications and drug forms and other measures.. Altogether, we will take all measures to ensure the market introduction and early stage establishment of the new products that will be the nucleus of growth in the next mid-term plan period.

**Construction of a global business management framework and systems**

We will push forward with the preparation and strengthening of a simple and efficient business management framework unique to the company as an essential prerequisite for our transformation into a global pharmaceutical company of Japanese origin developing pharmaceutical product operations around the world.

**Construction of a solid business structure that is not swayed by changes in the business environment**

As well as promoting further transformation in our organizational framework and business management by use of the best human resources, we will strengthen our cost competitiveness through thorough implementation of efficient cost investment, and create a business structure able to maintain productivity growth without being swayed by changes in the business environment.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

## Takeda-ism

### Integrity = Fair, Honest, Perseverant = Corporate Behaviour

We, pledge to act with integrity at all times, especially when facing difficulties or challenges. "Integrity" refers to our compliance with the highest ethical standards, our fairness and honesty in conducting every activity, and our perseverance in pursuing the ideal forms for our operations and management. Through the demonstration of these qualities, we show our commitment to building trust and confidence in all the people around us, and our determination to continue to expand the business. These empower our progress in our global endeavors to fulfill our mission to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

# Operations Review

## Summary of corporate performance during this term

### Summary of overall corporate performance (consolidated)

In the ethical drug industry, year on year growth rates in all markets have slowed to a crawl, with healthcare cost containment measures being promoted around the world, including the reduction of pharmaceutical prices.

In the American market, plans to promote the use of generic products through by both federal and state governments and private health insurance companies have increased, while price reduction pressure on original drugs has also strengthened. Further, in Takeda's key areas of peptic ulcers, prostate cancer, and endometriosis, competition is becoming ever more intense, with the entrance into the market of switch-OTC drugs in addition to generic products. On the other hand, in the domestic market too, apart from the government's regular reduction of pharmaceutical prices, the use of generic drugs is being promoted and the growth rate in the pharmaceutical product market is the lowest of any developed country. In addition, the reduction of pharmaceutical prices and the promotion of generic drug use are being pushed forward in the European market in similar fashion. In combination with increases in parallel imports, European market growth is mild.

In addition to this kind of slowdown in growth rates, movements towards the integration of pharmaceutical companies aiming at expanded scale have been notable both domestically and overseas against a backdrop of expansion in the costs of creating new drugs. The competition amongst pharmaceutical companies is becoming ever more intense.

In such an environment for business, consolidated results for this term were as follows.

Sales increased 36.5 billion yen (3.4%) from the previous fiscal term to 1,123.0 billion yen. Due to growth in both the Japanese and European markets, sales of ethical drugs, centered on in-house products, increased 37.7 billion yen (4.3%), which contributed to the growth of the company's sales overall. Although the yen trended on the slightly weak side against the Euro, the yen was high against the dollar and as a result, the

exchange rate effect caused decreased foreign exchange of 13.6 billion yen from the previous fiscal term.

Operating income increased 13.6 billion yen (3.7%) from the previous fiscal year to finish at 385.3 billion yen. In America in March this year, Takeda purchased the R&D bio-venture Syrrx (currently Takeda San Diego, Inc.). As the one-off costs of 20.6 billion yen associated with this purchase were booked under R&D costs, selling, general and administrative expenses increased 13.1 billion yen (including increased R&D costs of 11.8 billion yen). However, increased gross profits (up 26.7 billion yen) due to better sales absorbed these extra costs and the company finished with increased operating income.

Ordinary income decreased 4.0 billion yen (0.9%) from the previous fiscal year to 442.1 billion yen. Although interest received increased due to higher interest rates in America, the main factor in the decrease of ordinary income was lower equity method investment income from the US equity method affiliate TAP Pharmaceutical Products Inc. (TAP below). This was due partly to the effects of the high exchange rate for the yen against the dollar in addition to the market downturn and sterner competition with other companies' products. As a result, non-operating income fell 17.6 billion yen from the previous fiscal year.

Net income during this term decreased 7.8 billion yen (2.7%) from the previous term to 277.4 billion yen.

## Consolidated cashflow

There was surplus cashflow of 164.5 billion yen during this term (expenditures related to the purchase of Syrrx mentioned above amounted to 270 million dollars). In combination with this result, due to the changes in December to consolidated settlement for overseas affiliates, an increase in value of 23.7 billion yen in the December settlement of accounts, the first increase this term, saw cash and cash equivalents (fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities) at the end of this term stand at 1,264.3 billion yen.

The main items within the total value of 49.2 billion yen for facility investment this term were 9 billion yen for the construction of the Exploratory Research Center at the Osaka Plant Complex, 6 billion yen for the construction of a building for the manufacture

of new vaccine solutions at Hikari Plant, and 3.5 billion yen for the construction of new production facilities at Takeda Health Care.

## Dividends

Takeda will follow a basic policy of distributing income in correspondence with consolidated results each term and will also take into comprehensive consideration the mid-long term financial requirements associated with business investment aimed at increasing future corporate value, and forecasts of the general financial situation. Takeda aims to increase the distribution of profits, with a target consolidated dividend payout ratio of 30%. Internally retained funds will be applied to business investment leading to new growth, including R&D for ethical drugs and the establishment of operating bases in Europe and America.

The term-end dividend this term is 44 yen per share. In combination with the interim dividend (44 yen per share), this is an increase of 11 yen over the previous period to 88 yen.

## Operational review by segment (consolidated)

**Pharmaceutical operations**

Overall, sales in pharmaceutical operations increased 35.2 billion yen (3.8%) from the previous fiscal term to 970.5 billion yen. Further, despite increases in R&D expenses, operating income increased 16.1 billion yen (4.2%) from the previous term to 397.4 billion yen.

In ethical drug operations, sales were 914.8 billion yen, an increase of 37.7 billion yen (4.3%) from the previous fiscal year.

Domestically, while competition in all disease areas increased in severity, Takeda pushed forward with high quality drug information activities and improved the growth of core products. As a result, figures improved for a wide range of drugs including: Blopress, a therapeutic agent for hypertension (sales: 103.5 billion yen, up 10.8 billion yen from the previous fiscal term), Takepron, a therapeutic agent for peptic ulcers (sales: 47.5 billion yen, up 5.3 billion yen from the previous fiscal term), Basen, a therapeutic agent for diabetic postprandial hyperglycemia (sales: 61.5 billion yen, up 4.6 billion yen from

the previous fiscal term), and Actos, a therapeutic agent for diabetes (sales: 15.5 billion yen, up 3.9 billion yen from the previous fiscal term), as well as Benet, a therapeutic agent for osteoporosis, and Leuplin, a therapeutic agent for prostate cancer and endometriosis. These improvements absorbed the effects of the drug price revision enacted in April last year and sales finished at 451.9 billion yen, up 22.2 billion yen (5.2%) from the previous term. Takeda newly launched the Glufast tablet, a fast-acting insulin secretagogue created and developed by Kissei Pharmaceutical Co., Ltd., in May last year. Further, in March this year, Takeda also launched Enbrel (generic name: etanercept), a therapeutic agent for rheumatoid arthritis made by Wyeth K.K., a domestic equity method affiliate. Enbrel is being marketed in a co-promotion (joint information activities) between Wyeth and Takeda.

In April this year, Takeda transferred 10% of its 40% of the shares of Wyeth K.K held by Takeda to Wyeth America. It is planned to transfer the remaining 30% of the shares of Wyeth K.K. held by Takeda gradually to Wyeth America over the next few years.

Overseas, there were income reducing effects seen in foreign exchange in North America due to reduced exports to TAP of lansoprazole (domestic product name: Takepron), reduced income from intellectual property rights and the tendency for the yen to be high against the dollar. Despite this however, apart from increased sales of Actos by Takeda's American subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA below), up 165 million dollars from the previous term at 1,529 million dollars, there was also growth in core products such as lansoprazole, Actos and leuprorelin (domestic product name: Leuplin) in Europe too. As a result, overseas sales finished at 462.9 billion yen, an increase of 15.5 billion yen (3.5%) from the previous term.

In healthcare operations, the combination cold remedies Benza Block S and Benza Block L were launched in September last year, while Benza *Bien Yaku* $\alpha$ (twice-daily type), a rhinitis remedy, and Benza *Bien* Spray were launched in December last year. Apart from growth in sales of Benza series products on account of these new releases, sales of Actage AN tablet, an oral medication effective against arthralgia and neuralgia, also grew. However, due to decreased sales for products such as the Alinamin series and the Hicee series owing to factors including the market downturn and increasingly severe competition, sales declined 2.5 billion yen (4.3%) from the previous term to 55.7 billion yen.

**Other segments**

Sales in other segments increased 1.3 billion yen (0.9%) from the previous fiscal year to 152.5 billion yen. Operating income decreased 0.5 billion yen (3.6%) from the previous fiscal year to 13.7 billion yen.

On 1st April this year, shares in 3 of Takeda's subsidiaries and equity method affiliates, including Japan EnviroChemicals, Ltd., were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.

## Research and Development Activities

Takeda is enhancing research activities in the lifestyle-related disease area, one of the company's core operational areas, and is concentrating efforts on the strengthening of capabilities in the search for new drug target substances by taking advantage of genomic information and other methods. The company is also concentrating efforts on accelerating development projects.

In September last year, the company was able to apply to the FDA (US Food and Drug Administration) for a license for the marketing of TAK-375 (generic name: ramelteon), a therapeutic agent for insomnia, ahead of the initially planned schedule. After obtaining the license for TAK-375, TPNA will market the drug, with the company preparing a framework for marketing activities by increasing its sales staff and other measures.

Further, in October last year, in order to strengthen research at the hit and lead compound discovery function and compound optimization levels, an Exploratory Research Center was newly established at the Osaka Plant Complex.

Moreover, in March this year, Takeda purchased the American R&D bio-venture Syrrx. This company possesses technology of the highest global standard for the analysis of protein structures, and carries out drug discovery research in its priority area of metabolic diseases, including cancer and diabetes. It has an excellent R&D pipeline with good future prospects. Takeda positions this company as its research base in North America, and through strong ties with its Japanese laboratories, will increase the efficiency of processes from product exploration and investigation to creation and discovery, strengthening its R&D pipeline in both the quality and quantity aspects.

By expanding the range of applications for its products and developing new drug

forms, Takeda is also working positively on the maximization of added value for its current line up of products. In the current term, apart from receiving approval in 14 European countries in August last year for a 32mg high dose version of candesartan (domestic product name: Blopress), Takeda also acquired additional approval for the drug for indication against chronic heart failure in Europe in November last year and in America in February this year based on the large-scale clinical trial CHARM Program. Also, in October last year, TPNA applied to the FDA for a license for the marketing of a drug combining Actos and metformin (product name: Actoplus Met) through its subsidiary Takeda Global Research and Development Center, Inc.

In addition, as a policy for pipeline expansion alongside in-house research and development, Takeda has actively developed in-licensing and alliance activities. The important agreements concluded in the current term are as follows.

| Date | July 2004 | Partner | Lexicon Genetics (USA) |
|---|---|---|---|
| Details of agreement | Joint development related to the discovery of new drug targets for therapeutic agents for hypertension | | |

| Date | October 2004 | Partner | BioNumerik Pharmaceuticals, Inc. (USA) |
|---|---|---|---|
| Details of agreement | In-licensing of a adjuvant chemotherapy drug (product name: Tavocept; generic name: dimesna) | | |

| Date | October 2004 | Partner | Sucampo Pharmaceuticals, Inc. (USA) |
|---|---|---|---|
| Details of agreement | In-licensing of a therapeutic agent for functional constipation and constipation-type irritable bowel syndrome (generic name: lubiprostone)<br>* The application to the FDA for a license for the marketing of the drug with an indication against functional constipation was completed in March this year | | |

| Date | February 2005 | Partner | 3M (USA) |
|---|---|---|---|
| Details of agreement | Joint development and marketing of a therapeutic agent for human papillovirus (HPV) infection associated with cervical dysplasia | | |

| Date | March 2005 | Partner | Toray Industries, Inc. |
|---|---|---|---|
| Details of agreement | Joint development and marketing of TAK-363 (Takeda development code), a candidate therapeutic agent for frequent urination and urinary incontinence developed in joint research between the companies | | |

In December last year, TAP applied to the FDA for a license for the marketing of a therapeutic agent for hyperuricemia associated with chronic gout (generic name: febuxostat) created by Teijin Pharma Limited.

## Litigation

Litigation is ongoing in regard to sales of leuprorelin (US product name: Lupron Depot), a therapeutic agent for prostate cancer and endometriosis, by TAP Pharmaceutical Products Inc. (TAP below), a company 50% owned by Takeda America Holdings, Inc., a wholly owned subsidiary of Takeda (the remaining 50% is owned by Abbott of America). Having suffered losses due to discrepancies between the price disclosed publicly as the AWP (average wholesale price) and the actual sales price, a number of patients and insurance companies have initiated civil litigation (class action, known as AWP litigation) claiming damages against TAP and Abbott in a number of federal and state courts. TAP, Abbott and Takeda concluded a class settlement agreement with the plaintiff attorneys to settle these civil lawsuits on 15th November last year, with TAP paying a total of 150 million dollars. On 24th November last year, the Boston federal district court gave its provisional approval for this settlement with the paperwork to complete these procedures currently in progress. Apart from this litigation, there is also industry-scale AWP litigation pending in court involving many large American pharmaceutical companies. The drugs involved differ, but as part of this broader trend of litigation, TAP and Takeda's subsidiary, Takeda Pharmaceuticals North America, Inc. are standing as defendants in civil suits for damages in a number of federal and state courts. In some of these proceedings, Takeda is also named as a defendant.

Further, Takeda is also a defendant in litigation in the Tokyo District Court claiming remuneration for an employee invention in regard to the drug patents for Leuplin. The plaintiffs assert that they inherited about 37.2 billion yen in claimable rights for compensation for an employee invention and are demanding an initial 100 million yen as a partial payment.

Takeda will continue to respond thoroughly to all of the litigation outlined above.

# Consolidated

## Consolidated results

### Consolidated balance sheet (Unit: Hundred million yen)

**Assets**

| Account item | FY2004 As of 31st March 2005 | FY2003 As of 31st March 2004 |
|---|---|---|
| Current assets | **1,969,915** | **1,730,147** |
| Cash and cash equivalents | 429,530 | 472,989 |
| Accounts receivable | 225,413 | 209,790 |
| Marketable securities | 1,092,590 | 849,765 |
| Inventory assets | 94,565 | 92,931 |
| Deferred tax assets | 93,857 | 81,367 |
| Other current assets | 34,230 | 23,946 |
| Allowance for doubtful receivables | △271 | △641 |
| Fixed assets | **575,520** | **605,513** |
| Tangible fixed assets | **220,133** | **230,538** |
| Buildings and structures | 104,715 | 108,365 |
| Machinery and equipment | 42,618 | 34,098 |
| Land | 44,500 | 54,256 |
| Other assets | 28,301 | 33,819 |
| Intangible assets | **8,092** | **8,873** |
| Investments and other assets | **347,296** | **366,102** |
| Investment securities | 302,404 | 355,149 |
| Long-term loans receivable | 1,610 | 1,548 |
| Real estate for lease | 24,460 | - |
| Deferred tax assets | 12,542 | 5,270 |
| Other assets | 6,386 | 4,267 |
| Allowance for doubtful receivables | △105 | △132 |
| Total assets | **2,545,435** | **2,335,660** |

Note:

1. Until 2003, the results of foreign affiliated companies were consolidated as of the end of December, but from 2004 onwards, results have been consolidated using figures as of the end of March for important foreign affiliated companies. Results for 2003 were consolidated using the results of foreign affiliated companies as of the end of December.
2. Total value of cumulative depreciation of tangible fixed assets: 404,370 385,329

**Liabilities, minority interests and capital**

| Account item | FY2004 As of 31st March 2005 | FY2003 As of 31st March 2004 |
|---|---|---|
| Current liabilities | **365,500** | **370,562** |
| Notes and accounts payable | 70,750 | 73,193 |
| Short-term debt | 8,301 | 6,838 |
| Accrued income tax, etc. | 80,790 | 93,852 |
| Accrued expenses | 103,823 | 85,597 |
| Reserve | 35,756 | 35,767 |
| Other liabilities | 66,080 | 75,315 |
| Fixed liabilities | **133,684** | **141,628** |
| Deferred tax liabilities | 75,493 | 77,075 |
| Accrued retirement benefits for employees | 39,859 | 46,787 |
| Allowance for retirement benefits for directors | 1,784 | 1,473 |
| Allowance for indemnities arising from SMON litigation | 4,664 | 4,850 |
| Other | 11,884 | 11,444 |
| Total liabilities | **499,185** | **512,190** |
| Minority interests | **44,836** | **42,460** |
| Capital | **63,541** | **63,541** |
| Capital surplus | **49,638** | **49,638** |
| Retained earnings | **1,834,931** | **1,616,676** |
| Unrealized gains on other marketable securities | **125,342** | **127,658** |
| Foreign currency translation adjustments | **△69,130** | **△73,762** |
| Treasury stock | **△2,908** | **△2,742** |
| Total capital | **2,001,414** | **1,781,010** |
| Total liabilities, minority interests and capital | **2,545,435** | **2,335,660** |

Note:

| | | |
|---|---|---|
| 1. Guarantee liabilities | | |
| Guarantee of liabilities | 4,670 | 5,600 |
| 2. Accounts receivable discounts | 24 | 309 |
| 3. Accounts receivable endorsements and transfers | 15 | 13 |

## Consolidated Statements of Income (Unit: Million yen)

| Account item | FY2004 1st April 2004 to 31st March 2005 | FY2003 1st April 2003 to 31st March 2004 |
|---|---|---|
| Net sales | **1,122,960** | **1,086,431** |
| Cost of sales | **279,179** | **269,395** |
| Selling, general and administrative expenses | **458,503** | **445,403** |
| Operating income | **385,278** | **371,633** |
| Non-operating income | **74,803** | **91,830** |
| Interest income | 14,980 | 7,918 |
| Dividend income | 3,118 | 2,978 |
| Equity method investment income | 45,431 | 72,663 |
| Other non-operating income | 11,274 | 8,271 |
| Non-operating expenses | **17,970** | **17,380** |
| Interest expenses | 334 | 359 |
| Other non-operating expenses | 17,636 | 17,021 |
| Ordinary gain | **442,111** | **446,083** |
| Extraordinary gain | **1,070** | **1,814** |
| Fixed asset disposal income | 1,070*1 | 1,814*1 |
| Extraordinary expenses | **2,079** | **1,753** |
| Expenses related to the vitamin cartel, etc. | 2,079*2 | 614*2 |
| Impaired losses | - | 1,139*3 |
| Net income before taxes and other adjustments | **441,102** | **446,144** |
| Corporation tax, residents' tax and enterprise tax | **160,231** | **157,911** |
| Corporation tax, residents' tax and enterprise tax | 172,867 | 173,457 |
| Corporation tax-deferred | △12,637 | △15,546 |
| Minority interest income | **△3,433** | **△2,969** |
| Current net income | **277,438** | **285,264** |

Note: Until 2003, the results of foreign affiliated companies were consolidated for the period from January to December, but from 2004 onwards, results have been consolidated using figures for the period from April to March for important foreign affiliated companies.
Results for 2003 were consolidated using the results of foreign affiliated companies for the period from January to December.

*1. Income from the disposal of idle real estate assets has been posted. The main disposed asset was land.

*2. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted.

*3. Impaired losses have been booked in relation to bulk vitamin production facilities.

## Consolidated Statements of Cashflow (Unit: Million yen)

| Account item | FY2004 1st April 2004 to 31st March 2005 | FY2003 1st April 2003 to 31st March 2004 |
|---|---|---|
| Net income before taxes and other adjustments | 441,102 | 446,144 |
| Allowance for depreciation | 31,226 | 28,083 |
| Equity method investment income | 7,301 | △1,434 |
| Costs associated with acquisition of subsidiary company shares | 20,637*1 | - |
| Asset variation, etc. | 9,968 | 1,732 |
| Corporation tax, etc. payments | △194,758 | △163,403 |
| Cash flow from operating activities | **295,539** | **311,122** |
| Acquisition and disposition of marketable securities, etc. | 21,974 | △67,635 |
| Acquisition and disposition of tangible fixed assets | △51,047 | △51,066 |
| Acquisition and disposition of investment securities | △14,139 | △20,621 |
| Expenses due to acquisition of subsidiary company shares associated with changes in the scope of consolidation | △29,093 | - |
| Cash flow from investment activities | **△72,305** | **△139,322** |
| Dividend payments | △74,958 | △60,869 |
| Borrowing, repayments, etc. | 1,046 | 1,526 |
| Cash flow from financial activities | **△73,912** | **△59,344** |
| Exchange rate changes on cash and cash equivalents | **15,197** | **△59,330** |
| Increased value of cash and cash equivalents | **164,520** | **53,126** |
| Balance of cash and cash equivalents at start of fiscal period | **1,076,084** | **1,022,958** |
| Increased value of cash and cash equivalents associated with changes in the settlement period for consolidated subsidiaries | **23,719*2** | - |
| Balance of cash and cash equivalents at end of fiscal period | **1,264,324** | **1,076,084** |

Note:

1. The account item "Cash and cash equivalents" includes fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities that mature in a maximum period of 3 months from the date of acquisition.
2. The account item "Acquisition and disposition of marketable securities, etc." includes deposits and withdrawals of fixed term deposits with a fixed period in excess of 3 months.

*1. Part of the acquisition price for Syrrx was booked under R&D expenses, and processed as an expense at the time of acquisition.

*2. From 2004 onwards, results for important foreign affiliated companies have been consolidated using figures for the period from April to March. In association with this change, the increased value of cash and cash equivalents for the period from January to March is shown in this account item.

# Non-Consolidated

## Non-consolidated results

### Non-consolidated balance sheet (Unit: Hundred million yen)

**Assets**

| Account item | FY2004 As of 31st March 2005 | FY2003 As of 31st March 2004 |
|---|---|---|
| Current assets | **983,629** | **843,163** |
| Cash and cash equivalents | 232,931 | 208,821 |
| Accounts receivable | 153,646 | 144,013 |
| Marketable securities | 445,628 | 354,978 |
| Inventory assets | 60,507 | 57,615 |
| Deferred tax assets | 76,356 | 66,513 |
| Other current assets | 14,583 | 11,245 |
| Allowance for doubtful receivables | △22 | △22 |
| Fixed assets | **863,961** | **851,367** |
| Tangible fixed assets | **111,935** | **128,917** |
| Buildings and structures | 62,622 | 71,000 |
| Machinery and equipment | 16,752 | 14,391 |
| Land | 20,418 | 30,433 |
| Other assets | 12,144 | 13,093 |
| Intangible assets | **90** | **95** |
| Investments and other assets | **751,936** | **722,355** |
| Investment securities | 212,226 | 246,407 |
| Shares in subsidiaries | 462,523 | 428,996 |
| Real estate for lease | 24,460 | |
| Other assets | 52,759 | 46,999 |
| Allowance for doubtful receivables | △31 | △47 |
| Total assets | **1,847,590** | **1,694,530** |
| Note: Total cumulative value of depreciation of tangible fixed assets | 267,851 | 258,249 |

**Liabilities and capital**

| Account item | FY2004 As of 31st March 2005 | FY2003 As of 31st March 2004 |
|---|---|---|
| Current liabilities | **259,173** | **248,039** |
| Notes and accounts payable | 47,331 | 44,481 |
| Accrued liabilities and accrued expenses | 105,694 | 84,333 |
| Accrued income tax, etc. | 69,677 | 82,539 |
| Reserve | 28,776 | 29,153 |
| Other liabilities | 7,696 | 7,533 |
| Fixed liabilities | **68,689** | **80,975** |
| Accrued retirement benefits for employees | 22,886 | 29,739 |
| Allowance for retirement benefits for directors | 990 | 773 |
| Allowance for indemnities arising from SMON litigation | 4,664 | 4,850 |
| Deferred tax liabilities | 39,104 | 44,531 |
| Other | 1,045 | 1,082 |
| Total liabilities | **327,862** | **329,014** |
| Capital | **63,541** | **63,541** |
| Capital surplus | **49,638** | **49,638** |
| Retained earnings | **1,324,231** | **1,164,522** |
| Unrealized gains on other marketable securities | **84,997** | **90,328** |
| Treasury stock | **△2,678** | **△2,513** |
| Total capital | **1,519,728** | **1,365,516** |
| Total liabilities and capital | **1,847,590** | **1,694,530** |
| Note: | | |
| 1. Guarantee liabilities | | |
| Guarantee of liabilities | 17,234 | 17,600 |
| 2. Accounts receivable discounts | 235 | 929 |
| 3. No. of shares of treasury stock | 512,035 | 479,070 |

## Statements of Income (Unit: Million yen)

| | | Account item | FY2004<br>1st April 2004 to 31st March 2005 | FY2003<br>1st April 2003 to 31st March 2004 |
|---|---|---|---|---|
| Ordinary income | Operating income | Operating revenue | **784,848** | **764,076** |
| | | Sales | 784,848 | 764,076 |
| | | Operating expenses | **440,413** | **456,370** |
| | | Sales costs | 199,088 | 197,130 |
| | | Selling, general and administrative expenses | 241,325 | 259,240 |
| | | Operating income | **344,435** | **307,707** |
| | Non-operating income | Non-operating revenue | **25,454** | **17,796** |
| | | Interest income and dividends | 18,074 | 8,423 |
| | | Interest on marketable securities | 329 | 749 |
| | | Other non-operating income | 7,052 | 8,623 |
| | | Non-operating expenses | **13,193** | **13,829** |
| | | Interest expenses | 116 | 132 |
| | | Other non-operating expenses | 13,076 | 13,697 |
| | | Ordinary income | **356,696** | **311,673** |
| Extraordinary income | | Extraordinary income | **1,070** | **1,814** |
| | | Income from sales of fixed assets | 1,070[*1] | 1,814[*1] |
| | | Extraordinary losses | **2,079** | **1,721** |
| | | Losses related to the vitamin cartel, etc. | 2,079[*2] | 614[*2] |
| | | Impaired losses | - | 1,107[*3] |
| Current net income before taxes | | | **355,688** | **311,766** |
| Corporation tax, residents' tax and enterprise tax | | | **120,199** | **122,058** |
| Corporation tax, residents' tax and enterprise tax | | | 131,780 | 138,881 |
| Corporation tax-deferred | | | △11,581 | △16,823 |
| Current net income | | | **235,488** | **189,708** |
| Retained earnings at the start of the fiscal term | | | **143,544** | **124,433** |
| Interim dividend payments | | | **39,106** | **31,997** |
| Unappropriated income in the current term | | | **339,926** | **282,144** |

*1. Income from the disposal of idle real estate assets has been posted. The main disposed asset was land.

*2. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted.

*3. Impaired losses have been booked in relation to bulk vitamin production facilities.

## Appropriation statement (Unit: Million yen)

| Account item | FY2004<br>1st April 2004 to 31st March 2005 | FY2003<br>1st April 2003 to 31st March 2004 |
|---|---|---|
| Unappropriated income in the current term | **339,926,276,059** | **282,144,101,405** |

This will be appropriated as follows.

| | | |
|---|---|---|
| Income dividends | **39,105,455,840**<br>(44 yen per share) | **36,440,526,325**<br>(41 yen per share) |
| Directors' bonuses | **220,000,000** | **210,000,000** |
| Auditors' bonuses | **13,000,000** | **22,000,000** |
| Special contingency reserve | **302,215,262** | **1,094,596,709** |
| Reserve for compression of fixed assets | **457,863,031** | **832,556,830** |
| Separate reserve | **140,000,000,000** | **100,000,000,000** |
| Retained earnings carried forward to next fiscal term | **159,827,741,926** | **143,544,421,541** |

Note: Interim dividends totaling 39,106,416,932 yen (44 yen per share) were paid on 10th December 2004.

# R&D

## Research and Development

**New compounds**

| Development Code (Generic Name) | Drug Class | Indications | Country/Region and Stage of Development |
|---|---|---|---|
| TAK-375 <Ramelteon> | $MT_1$/ $MT_2$ receptor agonist | Insomnia | Japan: P-III<br>USA: Under application (04/9)<br>Europe: P-III |
| | | Circadian rhythm sleep disorder | USA: P-II |
| TAK-475 <Undecided> | Squalene synthase inhibitor | Hyperlipidemia | USA: P-III<br>Europe: P-III |
| TAK-013 <Sufugolix> | LH-RH antagonist | Endometriosis, uterine myoma | Japan: P-II<br>USA: P-II<br>Europe: P-II |
| TAK-428 <Undecided> | Neurotrophic factor production accelerator | Diabetic neuropathy | USA: P-II<br>Europe: P-II |
| TAK-654 <Undecided> | Insulin resistance-improving drug | Diabetes | Japan: P-II<br>USA: P-II<br>Europe: P-II |
| TAK-802 <Undecided> | Acetylcholinesterase inhibitor | Dysuria | Japan: P-II |
| TAK-536 <Undecided> | Angiotensin II receptor blocker | Hypertension | USA: P-II<br>Europe: P-II |
| TAK-715 <Undecided> | p38 MAP kinase inhibitor | Chronic rheumatoid arthritis | Japan: P-I<br>USA: P-II<br>Europe: P-II |
| LY333531 <Ruboxistaurin> | PKCβ inhibitor | Diabetic macular edema | Japan: P-II |
| TAK-201 <Undecided> | Immune function improving drug | Cedar pollen allergy | Japan: P-II |
| TAK-128 <Undecided> | Myelin formation promoter | Diabetic neuropathy | USA: P-II |

P-I (Phase I Study): Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics

P-II (Phase II Study): Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration

P-III (Phase III Study): Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

**Drug Form/ Additional Indications**

| Development Code (Generic Name) Drug Name (Country/ Region) | Drug Class | Drug Form/Indications | Country/ Region and Stage of Development |
|---|---|---|---|
| AG-1749<br><Lansoprazole><br>Takepron (Japan, Asia)<br>Prevacid (USA, Asia)<br>Ogast, Agopton, Lansox, etc. (Europe) | Proton pump inhibitor | Symptomatic GERD | Japan: Under application (04/9) |
| | | Injectable solution: upper gastrointestinal bleeding | Japan: Under application (04/2) |
| TAP-144-SR<br><Leuprorelin acetate><br>Leuplin (Japan)<br>Lupron Depot (USA)<br>Enantone, etc. (Europe, Asia) | LH-RH derivative | 3-monthly preparation: pre-menopausal breast cancer | Japan: Under application (04/2) |
| | | 6-monthly preparation: prostate cancer | Europe: P-II/III |
| TCV-116<br><Candesartan cilexitil><br>Blopress (Japan, Europe, Asia)<br>Amias, Kenzen, etc. (Europe) | Angiotensin II receptor blocker | Heart failure | Japan: Under application (01/12)<br>USA: Approved (05/2) |
| | | Diabetic nephropathy | Japan: P-II |
| | | Combination drug with diuretic: hypertension | Japan: Under application (02/12) |
| | | High dose | Japan: P-III |
| | | Prevention of onset and suppression of progress of diabetic retinopathy (DIRECT) | Europe: P-III |
| AD-4833<br><Pioglitazone hydrochloride><br>Actos (Japan, USA, Europe, Asia) | Insulin resistance-improving drug | Secondary prevention of macrovascular disorders in type II diabetes patients with cardiovascular disorders (PROactive) | Europe: P-III |
| | | Suppression of progress of arteriosclerosis | USA: P-III |
| | | Actos/ metformin combination drug | USA: Under application (04/10)<br>Europe: Under application (05/2) |
| AO-128<br><Voglibose><br>Basen (Japan, Asia) | Disaccharide hydrolytic enzyme inhibitor | Impaired glucose tolerance (IGT) | Japan: P-III |
| TAK-453-SR<br><Morphine hydrochloride> | Sustained release morphine hydrochloride capsule | Carcinomatous pain | Japan: Under application (03/11) |
| NE-58095<br><Risedronate> | Bone resorption inhibitor | Once-weekly preparation | Japan: Under application (04/12) |
| TMR<br><Freeze-dried live attenuated measles and rubella vaccine> | Freeze-dried live attenuated measles and rubella vaccine | Prevention of measles and rubella | Japan: Under application (04/6) |

# Topics

## Topics 1

### The integration of the American bio-venture, Syrrx

Takeda decided on the integration of the American R&D bio-venture Syrrx on 5th February. On 17th March, the company was made a 100% subsidiary of Takeda America Holdings, Inc. and its name changed to Takeda San Diego, Inc.

This bio-venture company was originally established in 1999 and carries out drug discovery research using technology of the highest global standard in the analysis of protein structures. In its core disease areas, diabetes and cancer, the company has an excellent R&D pipeline with good future prospects and is already undertaking clinical trials on a number of compounds.

At Takeda, we are aiming at the construction of a global research network and are pushing ahead positively with alliances with research institutions and universities both in Japan and overseas. With the new addition of Takeda San Diego as an important research base in America, it will become possible to promote processes from product exploration and investigation to creation and discovery more efficiently than before. By strengthening the R&D pipeline in both the quality and quantity aspects, we will aim at more rapid market releases of superior drugs.

## Topics 2

### Strengthening of in-licensing and alliances

**Therapeutic agent for functional constipation and constipation-type irritable bowel syndrome (lubiprostone)**

**Application for indication for functional constipation underway in America**

On 29th October last year, Takeda and Sucampo Pharmaceuticals, Inc. of America concluded a licensing agreement for a therapeutic agent created by Sucampo for functional constipation and constipation-type irritable bowel syndrome (generic name: lubiprostone). By doing so, Takeda acquired the marketing rights for the drug in America and Canada. This drug has a new mechanism of action that promotes the secretion of intestinal fluids

and is expected to improve these symptoms.

### Therapeutic agent for human papillovirus (HPV) infection (R851)
### Phase I trial underway in America

On 25th February, Takeda and 3M of America concluded an agreement for the joint development and marketing of a therapeutic agent created by 3M for human papillovirus (HPV) infection associated with cervical dysplasia (R851: 3M development code). By doing so, after approval, the two companies will market the drug jointly in Europe and America and Takeda will market the drug exclusively in Japan.

HPV infection associated with cervical dysplasia is indicated to have a strong relationship with the risk of onset of cervical cancer. At present, there is absolutely no drug therapy available so there are expectations for this drug to be used as the first line treatment.

### Therapeutic agent for frequent urination and urinary incontinence (TAK-363)
### Phase I trials under preparation in America

Takeda has carried out joint research on a candidate compound belonging to Toray Industries, Inc., for the treatment of frequent urination and urinary incontinence, and on 31st March, concluded an agreement for joint development and marketing of TAK-363 (Takeda development code) with Toray. By doing so, Takeda has acquired the development and marketing rights to the drug overseas.

TAK-363 is expected to reduce the frequency of adverse reactions such as dry mouth, constant urge to urinate, and constipation seen in existing drugs due to a new mechanism of action.

## Topics 3

### Release of Enbrel, a therapeutic agent for rheumatoid arthritis

Takeda released Enbrel (generic name: etanercept), a therapeutic agent for rheumatoid arthritis, on 30th March under a joint marketing agreement with Wyeth K.K.

Rheumatoid arthritis is a serious autoimmune disorder in which the immune system mistakes the body's own healthy cells for foreign bodies and attacks them. Domestically, about 700,000 people are said to be suffering from this disease.

This drug has been approved as a treatment agent that improves symptoms of

rheumatoid arthritis patients against which conventional anti-rheumatism drugs have not shown sufficient effects. It is a unique, 100% human, soluble TNF receptor preparation, and can be used as monotherapy with once-daily, twice-weekly subcutaneous injections. Both companies will conduct post-marketing surveillance on all patients and strive to establish safety and efficacy in Japan.

## Information on the system for additional purchases of fractional shares

It was decided to implement a system for additional purchases of fractional shares from 30th June 2005. An overview of the system is given below. If any shareholders possess fractional shares, please feel free to take advantage of this system.

### Overview of the system for additional purchases of fractional shares

This system allows shareholders who possess shares numbering less than one share unit (100 shares) to purchase the number of shares they require in combination to make a complete share unit.

Example: If a shareholder possesses 70 share certificates or registered shares, it is possible to buy an additional 30 shares from the company.

### Method for requesting the purchase of additional shares

Attach your share certificates (if you possess share certificates for the fractional shares) and an approximately calculated sum in payment to the designated form for requesting the purchase of additional shares and submit it to the company's share transfer agent, Mitsubishi UFJ Trust and Banking Corporation.

### Price of additional shares

The price of additional shares will be the sum of the final price on the Tokyo Stock Exchange on the effective date of the form for requesting the purchase of additional shares, multiplied by the number of shares to be purchased.

### Period for the purchase of additional shares

For the period starting from 12 business days prior to the term-end (interim) reference date,

calculated from the reference date, to the term-end (interim) reference date, and at any other time the company considers it appropriate, no requests for the purchase of additional shares will be accepted.

## Other

Please be careful, as cancellations of requests for the purchase of additional shares are not recognized. Please direct inquiries for further details concerning the procedures involved to Mitsubishi UFJ Trust and Banking Corporation. Shareholders using the Japan Securities Depository Center system should direct inquiries to the securities company their shares are deposited with.

Please also continue to use the system for requests for the purchase of fractional shares by the company as previously.

# Share Status

## Stock Information (As of 31st March 2005)

Number of shareholders **118,042**

Number of shares **889,272,395**

Big shareholders

| Shareholder | No. of shares held (1000) | % of shares outstanding |
|---|---|---|
| Japan Trustee Services Bank, Ltd. (trust account) | 58,390 | 6.57 |
| Nippon Life Insurance Company | 56,400 | 6.34 |
| The Master Trust Bank of Japan, Ltd. (trust account) | 46,602 | 5.24 |
| State Street Bank and Trust Company 505103 | 23,634 | 2.66 |
| The Chase Manhattan Bank N.A. London | 19,997 | 2.25 |
| The Dai-ichi Mutual Life Insurance Company | 19,029 | 2.14 |
| Takeda Science Foundation | 17,912 | 2.01 |
| The Chase Manhattan Bank N.A. London S.L. Omnibus Account | 13,701 | 1.54 |
| BNP PARIBAS Securities (Japan) Limited | 11,624 | 1.31 |
| Nomura Securities, Co., Ltd | 9,862 | 1.11 |

# Takeda Overview

## Takeda Overview (As of 1st April 2005)

| | |
|---|---|
| Date of Incorporation | January 1925 |
| Capital fund | 63,541,000,000 |
| Number of Employees | 6,129 * From this term, the figure shown is for all employees |
| Head Office | 1-1, Doshomachi 4-Chome<br>Chuo-ku, Osaka, Japan |
| Tokyo Head Office | 12-10, Nihonbashi 2-Chome<br>Chuo-ku, Tokyo, Japan |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch |
| Factories | Shonan Plant (Fujisawa City), Osaka Plant, Hikari Plant |
| Research Centers | Exploratory Research Center, Bio-Pharmaceutical Laboratory, Chemical Research Laboratory, No.1 Drug Discovery Laboratory, No.3 Drug Discovery Laboratory, R&D Center, Pharmaceutical Laboratory, Drug Formulation Technology Laboratory, Development Analysis Laboratory, Healthcare Laboratory (all in Osaka City)<br>Development Laboratory, No.2 Drug Discovery Laboratory (both in Tsukuba City) |

Takeda also has offices in major cities nationwide apart from the above.

### Board of Directors and Auditors

| | |
|---|---|
| Chairman | Kunio Takeda |
| President | Yasuchika Hasegawa |
| Vice President | Shozo Nakamura |
| Managing Director (General Manager, Intellectual Property Department) | Hiroshi Akimoto |
| Managing Director (General Manager, Pharmaceutical Marketing Division) | Makoto Yamaoka |
| Director (General Manager, Pharmaceutical Development Department) | Kiyoshi Kitazawa |
| Director (General Manager, Pharmaceutical Research Department) | Takashi Sauda |
| Director (General Manager, Legal Department) | Hiroshi Shinha |
| Director (General Manager, Corporate Communications Department) | Toyoji Yoshida |
| Full-Time Corporate Auditor | Yuzuru Takagi |
| Corporate Auditor (Attorney-at-Law) | Kiyoshi Taura |
| Corporate Auditor (Attorney-at-Law) | Naoaki Yoshii |
| Corporate Auditor (Certified Public Accountant) | Yoichi Asakawa |

Note: The auditors Kiyoshi Taura, Naoaki Yoshii, and Yoichi Asakawa are external auditors as stipulated in Article 18.1 of the Law Concerning Exceptions to the Commercial Code Concerning Auditors, etc., of Stock Corporations.

## Corporate Officers

| | |
|---|---|
| Yasuhiko Yamanaka | (General Manager, Corporate Strategy & Planning Department) |
| Issei Iketani | (General Manager, Strategic Product Planning Department) |
| Hiroshi Takahara | (General Manager, Finance & Accounting Department) |
| Tsutomu Miura | (General Manager, Ethical Products Marketing Department) |
| Saburo Hamanaka | (Special Appointment) |
| Hiroshi Otsuki | (President, Consumer Healthcare Company) |

# For Shereholders

## Share Information

| | |
|---|---|
| Date of Settlement | 31st March each year |
| Income Dividend | Paid to shareholders registered on the list of shareholders or list of actual shareholders as of 31st March each year. |
| Interim Dividend | Paid to shareholders registered on the list of shareholders or list of actual shareholders as of 30th September each year. |

Ordinary General Meeting of Shareholders June each year

Number of Shares in One Share Unit 100 shares

| | |
|---|---|
| Share Transfer Agent | Mitsubishi UFJ Trust and Banking Corporation<br>4-3, Marunouchi 1-Chome<br>Chiyoda-ku, Tokyo, Japan |
| Share Transfer Offices<br>(All References) | Mitsubishi UFJ Osaka Office<br>Osaka Stock Transfer Agency<br>Mitsubishi UFJ Trust and Banking Corporation<br>6-3, Fushimi-machi 3-Chome<br>Chuo-ku, Osaka 541-8502, Japan<br>Tel: 0120-094-777 (Free Call) |
| (Procedural Form Requests) | Tel: (Free Call)<br>0120-244-479 (Tokyo)<br>0120-684-479 (Osaka)<br>Internet<br>(Mitsubishi UFJ Trust and Banking Corporation Homepage)<br>http://www.ufjtrustbank.co.jp/<br>* Procedural form requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above. |
| Other Offices | Mitsubishi UFJ Trust and Banking Corporation offices nationwide<br>Nomura Securities Co., Ltd offices nationwide |

Newspaper for Public Announcements

Announcements will be made in the Nihon Keizai Shimbun.
However, information related to balance sheets and statements of income are presented at:
http://www.takeda.co.jp/invest-info/kessan/index.html

Additional purchases/ disposals of fractional shares
It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete one share unit (100 shares) or to request the purchase of the fractional shares by the company.
Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

Methods for Receiving Dividend Payments
Shareholders may use any of the following methods to receive a dividend payment from the company.
(1) Receipt via post office transfer payment notice
(2) Receipt via post office savings account automatic transfer receipt
(3) Receipt via bank deposit account automatic transfer receipt
* Customers who receive dividends using a post office transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
* Please contact one of the offices listed above if you wish to change your method for receiving dividend payments.

November 2005

To All Shareholders

**President**
**Yasuchika Hasegawa**
**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan

**Announcement of the decision taken by the Board of Directors concerning the payment of an interim dividend for the 129th term**

We hereby announce that the following decision concerning the payment of an interim dividend for the 129th term (1st April 2005 to 31st March 2006) was made at a meeting of the Board of Directors held on 4th November 2005.

An interim dividend will be paid as follows to shareholders or registered pledgees registered in the final list of shareholders or list of actual shareholders of 30th September 2005 based on Article 32 of the company's articles of incorporation.

| | |
|---|---|
| **1. Interim dividend** | **53 yen per share** |
| **2. Start date for payment (Effective date for payment requests)** | **9th December 2005 (Friday)** |

Postal transfer payment notices (for shareholders' who applied for electronic transfers, the interim dividend account statement) are planned for distribution on **8th December** to the addresses entered on the shareholders' payment method application forms.

# Business Report

## 129th Term
## Interim Business Report

1st April 2005 to 30th September 2005

TAKEDA PHARMACEUTICAL COMPANY LIMITED

# Top Message

## To All Shareholders

We hereby present our report on the general condition of business for the interim period of the company's 129th term (1st April to 30th September 2005).

Under the management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products", Takeda aims to become a global pharmaceutical company that specializes in developing pharmaceutical product operations around the world.

In fiscal 2005, the final year of the "01-05 Mid Term Plan" and one positioned as the first step towards becoming a global pharmaceutical company, Takeda will work on the successful execution of this aim and concentrate efforts on the following issues in order to strengthen the foundations of the company towards the upcoming "06-10 Mid-Term Plan". Through these efforts, we will strive to maximize the further growth of the Takeda Group and shareholder value while aiming at putting our management principle into practice.

**Thorough strengthening of the R&D pipeline**

We will work on the discovery and in-licensing of candidate compounds for development and on early progress through the various stages of the development process; with in-house R&D, in-licensing and alliances, and the maximization of the added value of international strategic products as our 3 core objectives in order to bring new pharmaceutical products to the market continuously in the mid to long term.

**Maintenance of the growth capabilities of core products and expansion of market share**

In order to maintain the growth capabilities of core products, expand market share, and enhance the Takeda Group's presence in the global market, we will make all efforts in the strategy of differentiating our existing products from those of our competitors and in promoting the maximization of product lifecycles through additional indications and drug forms and other measures. Altogether, we will do everything we can to ensure the

market introduction and early stage establishment of the new products that will be the nucleus of growth in the next mid-term plan period.

**Construction of a global business management framework and systems**

We will push forward with the preparation and strengthening of a simple and efficient business management framework unique to the company, which is required for our transformation into a global pharmaceutical company of Japanese origin developing pharmaceutical product operations around the world.

**Construction of a solid business structure that is not swayed by changes in the business environment**

As well as promoting further transformation in our organizational framework and business management by use of the best human resources, we will strengthen our cost competitiveness through thorough implementation of efficient cost investment, and create a business structure able to maintain productivity growth without being swayed by changes in the business environment.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

## Takeda-ism

**Integrity = Fair, Honest, Perseverant = Corporate Behaviour**

We, pledge to act with integrity at all times, especially when facing difficulties or challenges. "Integrity" refers to our compliance with the highest ethical standards, our fairness and honesty in conducting every activity, and our perseverance in pursuing the ideal forms for our operations and management. Through the demonstration of these qualities, we show our commitment to building trust and confidence in all the people around us, and our determination to continue to expand the business. These empower our progress in our global endeavors to fulfill our mission to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

# Operations Review

## Summary of corporate performance during this interim term

**Summary of overall corporate performance (consolidated)**

In the ethical drug industry, year on year growth rates in all markets have slowed to a crawl, with healthcare cost containment measures being promoted around the world, including the reduction of pharmaceutical prices.

In the American market, plans to promote the use of generic products by both federal and state governments and private health insurance companies have increased; while price reduction pressure has also strengthened a level, including, for example, a review of the methods used to calculate redemption prices for pharmaceutical benefits provided through Medicare. Market growth is thus tending towards stagnation. Further, in Takeda's key areas of peptic ulcers, prostate cancer, and endometriosis, competition with generic products, and in the area of peptic ulcers in particular, with switch-OTC drugs as well, is becoming ever more intense.

On the other hand, in the domestic market too, apart from the government's regular reductions of pharmaceutical prices, the use of generic drugs is also being promoted, which is restricting growth rates in pharmaceutical product markets to low levels. In July this year, genetic versions of Takeda's core products in the peptic ulcer and diabetes areas entered the domestic market and competition has increased.

The reduction of pharmaceutical prices and the promotion of generic drug use are being pushed forward in all of the countries in the European market in similar fashion. Also due in part to continuingly active parallel imports, growth in European markets has been mild.

In addition to this kind of slowdown in market growth rates, movements towards the integration of pharmaceutical companies aiming at expansion of scale have been notable both domestically and overseas against a backdrop of expansion in the cost of creating new drugs, which has increased the severity of competition amongst pharmaceutical companies.

In such an environment for business, consolidated results for this interim term were as follows.

Sales increased 33.1 billion yen (5.8%) from the same period in the previous fiscal year to 599.8 billion yen.

- Sales were affected by the income reducing effects of losing products due to the transfer in April this year of shares in life-environment business related subsidiaries and affiliates. However, these income-reducing effects were absorbed by growth in ethical drug sales, centering on in-house products, which led to increased sales.
- Consolidated sales of international strategic products were as follows.

| | | |
|---|---|---|
| Therapeutic agent for prostate cancer and endometriosis<br>Leuprorelin<br>Domestic product name: Leuplin | 62.2 billion yen | Against the same period in the previous fiscal year<br>Up 4.1 billion yen (7.1%) |
| Therapeutic agent for peptic ulcer<br>Lansoprazole<br>Domestic product name: Takepron | 86 billion yen | Against the same period in the previous fiscal year.<br>Up 0.4 billion yen (0.5%) |
| Therapeutic agent for hypertension<br>Candesartan<br>Domestic product name: Blopress | 93 billion yen | Against the same period in the previous fiscal year<br>Up 18 billion yen (23.9%) |
| Therapeutic agent for diabetes<br>Pioglitazone<br>Product name: Actos | 111.3 billion yen | Against the same period in the previous fiscal year<br>Up 18.5 billion yen (19.9%) |

- The yen continued generally to be flat against the US dollar and trended on the slightly weak side against the Euro. The exchange rate effect caused increased foreign exchange of 400 million yen in comparison to the same period in the previous fiscal year.

Gross profits increased 33.2 billion yen (7.8%) from the same period in the previous fiscal year to finish at 458.4 billion yen.

- Due to the effects of having an increased number of ethical drugs with a high gross profit ratio and losing product sales from life-environment business operations with a low gross profit ratio, the overall gross profit ratio improved 1.4 points to 76.4%.

Operating income decreased 3.8 billion yen (1.7%) from the same period in the previous fiscal year to finish at 215.2 billion yen.

- Selling, general and administrative expenses increased 37.1 billion yen compared with the same period in the previous fiscal year to 243.1 billion yen.
  In addition to increased R&D expenses, expenses were also generated at the

company's American consolidated subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA below) in preparing for the new market releases of Rozerem, a therapeutic agent for insomnia (generic name: ramelteon), and Actoplus Met (combination drug containing Actos and metformin), a therapeutic agent for type II diabetes.

R&D expenses increased 28.5 billion yen from the same period in the previous fiscal year to 82.3 billion yen due to the progress of development activities, the promotion of in-licensing and alliance activities, and R&D expenses generated at the company's American consolidated subsidiary, Takeda San Diego, Inc., which was purchased in March this year.

Ordinary income increased 4.7 billion yen (1.9%) from the same period in the previous fiscal year to 259.4 billion yen.

- Non-operating income increased 8.5 billion yen from the same period in the previous fiscal year to 44.2 billion yen.

  Equity method investment income decreased 400 million yen (1.6%) from the same period in the previous fiscal year to 26.1 billion yen, and within this, income from the US equity method affiliate TAP Pharmaceutical Products Inc. (TAP below) decreased 100 million yen (0.3%) from the same period in the previous fiscal year to 24.4 billion yen.

  On the other hand, as other non-operating income increased 9.0 billion yen from the same period in the previous fiscal year, due to increased interest income, for example, the 3.8 billion yen decline in operating income was absorbed and ordinary income increased 4.7 billion yen.

Interim net income increased 18.0 billion yen (11.0%) from the same period in the previous fiscal year to 181.3 billion yen.

- Extraordinary income was 32.6 billion yen.

  Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits (employees' pension fund), income from the transfer of shares in life-environment business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation was booked as extraordinary income.

- Interim net income per share rose 20.38 yen from the same period in the previous fiscal year to 204.78 yen.

## Consolidated cashflow

There was positive cashflow of 236.7 billion yen during this interim term. Due to factors such as the increase of interim net income before taxes and other adjustments, and income arising from the transfer of shares in life-environmental business related subsidiaries and affiliates, and the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation, consolidated cashflow increased 141.7 billion yen against the same period in the previous fiscal year.

As a result, cash and cash equivalents (fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities) at the end of this interim term were 1,501.1 billion yen.

The total value of facility investment during this interim term was 14.1 billion yen.

## Dividends

Takeda will follow a basic policy of distributing income in correspondence with consolidated results each term and will also take into comprehensive consideration the mid-long term financial requirements associated with business investment aimed at increasing future corporate value, and forecasts of the general financial situation. Takeda aims to increase the distribution of profits, with a target consolidated dividend payout ratio of 30%. Internally retained funds will be applied to business investment leading to new growth, including R&D for ethical drugs and the establishment of operating bases in Europe and America.

The interim dividend distributed this term was 9 yen higher than the same period in the previous fiscal year at 53 yen per share.

## Operational review by segment (consolidated)

### Pharmaceutical operations

Total sales in pharmaceutical operations increased 41.4 billion yen (8.5%) from the same period in the previous fiscal year to 530.3 billion yen, while operating income decreased 7.0 billion yen (3.2%) from the previous term to 210.1 billion yen.

- Sales in ethical drug operations increased 40.6 billion yen (8.8%) from the same period in the previous fiscal year to 500.9 billion yen.

  Sales of ethical drugs in Japan increased 21.3 billion yen (9.6%) from the same period in the previous fiscal year to 243.5 billion yen. Results for the main products were as follows.

| | | |
|---|---|---|
| Blopress | 60.3 billion yen | Against the same period in the previous fiscal year Up 11.8 billion yen (24.4%) |
| Takepron | 27.0 billion yen | Against the same period in the previous fiscal year Up 4.1 billion yen (17.9%) |
| Actos | 10.9 billion yen | Against the same period in the previous fiscal year Up 3.9 billion yen (54.9%) |
| Basen (Therapeutic agent for the improvement of postprandial hyperglycemia) | 32.9 billion yen | Against the same period in the previous fiscal year Up 2.6 billion yen (8.6%) |

  Sales of ethical drugs overseas increased 19.2 billion yen (8.1%) from the same period in the previous fiscal year to 257.4 billion yen.

  In America, although income from TAP for intellectual property rights decreased, sales of Actos at TPNA increased 116 million dollars from the same period in the previous fiscal year to 842 million dollars, and there was also growth in Europe in international strategic products such as leuprorelin and Actos.

- Sales in healthcare operations increased 900 million yen (3.0%) from the same period in the previous fiscal year to 29.4 billion yen. Income increased for the first time in four terms due to growth in sales for products such as the Alinamin tablet series, the Actage AN tablet, and Nicorette.

**Other segments**

Sales in other segments decreased 8.3 billion yen (10.7%) from the same period in the previous fiscal year to 69.6 billion yen. Operating income increased 3.1 billion yen (149.3%) from the same period in the previous fiscal year to 5.1 billion yen.

- The reason for this significant reduction in revenue was the loss of sales for products accompanying the transfer in April this year of shares in life-environment business related subsidiaries and affiliates.

## Research and Development Activities

Takeda is enhancing research activities in the lifestyle-related disease area, one of the company's core operational areas, and is concentrating efforts on the strengthening of capabilities in the search for new drug target substances by taking advantage of genomic information and other methods. The company is also concentrating efforts on accelerating development projects.

The company is also working positively on advancing the maximization of the added value of international strategic products through additional indications and drug forms, and other measures, and also on advancing in-licensing and alliances.

The main results of R&D activities in this interim term were as follows.

**In-house R&D**

- In America, TPNA pushed ahead with activities such as the enhancement of its marketing force in preparation for the release of Rozerem, the first new product since Actos. The company received a license for the marketing of Rozerem from the US Food and Drug Administration (FDA) in July this year, and launched the product in September.
- In July, the company acquired fast-track designation from the US FDA for TAK-242, a therapeutic agent for severe sepsis. With this designation, it is expected that development review processes will progress more quickly. Furthermore, if good trial results are obtained, it is possible that the drug will be designated as a priority review product, which undergo review for approval within half a year after application for a license for marketing. TAK-242 skipped the phase II clinical trial and is currently shifting towards a global phase III clinical trial to be carried out jointly in Japan, America and Europe.
- In America, TAP received consent from the US FDA to skip the phase II clinical trial for TAK-390MR, a therapeutic agent for peptic ulcer created by Takeda, and decided to initiate a phase III clinical trial in August this year.

**Maximization of the added value of international strategic products**

**Candesartan**

- As additional indications for chronic heart failure, approvals were received from the

US FDA in February this year for monotherapy with Candesartan for patients intolerant of ACE inhibitors and following this in May, for concomitant therapy with an ACE inhibitor.

- In October this year, approval was acquired from the Ministry of Health, Labour and Welfare for Blopress, a therapeutic agent for hypertension, in 2, 4 and 8 mg tablet forms for indication against chronic heart failure. This was the first time such indication had been approved in Japan for an Angiotensin II receptor blocker.

**Actos**

- In June this year, an application was made to the FDA for a license for the marketing of a combination drug of Actos and glimepride, a sulfonylurea agent. An application was also made for the same combination drug to the European Medicines Evaluation Agency's Central Institutional Review Board in July this year.
- In August this year, a license for the marketing of Actoplus Met, a combination drug of Actos and metformin, was acquired from the US FDA. TPNA began sales of the drug in November.
- In September this year, the data from the PROactive large-scale clinical trial conducted in type II diabetes patients with a history of cardiovascular events was announced. These data reveal Actos to be the first oral anti-diabetic drug in the world to significantly reduce the onset of cardiovascular events such as myocardial infraction and cerebral stroke in patients with type II diabetes, and also to significantly reduce overall mortality.

**Leuprorelin**

- In August this year, an additional indication was acquired from the Ministry of Health, Labour and Welfare in Japan for the Leuplin SR for injection kit 11.25, a version of Leuplin, against pre-menopausal breast cancer. It has also become possible to use Leuprorelin as a postoperative adjunct therapy after surgery for pre-menopausal breast cancer, including Leuplin injection 3.75 and the Leuplin for injection kit 3.75.

**In-licensing and alliance activities**

- In June this year, Takeda made an agreement with Paradigm Therapeutics, Ltd., a biopharmaceutical corporation from England, to carry out joint research on neurological disorders. Takeda has acquired the rights for exclusive evaluation and purchase for three years of the new drug targets discovered by Paradigm Therapeutics for neurological disorders.
- In July this year, Takeda agreed to acquire the rights held by its consolidated

American subsidiary Takeda San Diego, Inc., with regard to dipeptidyl peptidase-IV (DPP4) inhibitor, a therapeutic agent for diabetes. Takeda San Diego, Inc. created this drug and owned the development and marketing rights with Pharmaceutical Product Development of America.

- In July this year, Takeda concluded an agreement with the Swiss bio-venture Santhera Pharmaceuticals for joint development and marketing in Europe and America of idebenone, which was developed by Takeda, as a therapeutic agent for Friedreich's ataxia.
- In September this year, Takeda agreed with Merck KGaA of Germany on a contract for joint development and marketing of matuzumab (Merck development code: EMD72000) in America, Japan, Europe and a number of countries in Asia. Matuzumab was created by Merck and is a humanized monoclonal antibody against epidermal growth factor receptor, which is implicated in the onset and progression of cancer.
- In November this year, Takeda concluded a licensing agreement with Pronova Biocare AS for Omacor, a therapeutic agent developed by Pronova Biocare AS for hypertriglyceridemia, and has agreed to acquire the exclusive development and marketing rights for Japan.

## Litigation

Litigation is ongoing in regard to sales of Leuprorelin (US product name: Lupron Depot), a therapeutic agent for prostate cancer and endometriosis, by TAP Pharmaceutical Products Inc. (TAP below), a company 50% owned by Takeda America Holdings, Inc., a wholly owned subsidiary of Takeda (the remaining 50% is owned by Abbott of America). Having suffered losses due to discrepancies between the price disclosed publicly as the AWP (average wholesale price) and the actual sales price, a number of patients and insurance companies have initiated civil litigation (class action, known as AWP litigation) claiming damages against TAP, Abbott and Takeda in a number of federal and state courts. TAP, Abbott and Takeda concluded a class settlement agreement with the plaintiff attorneys to settle these civil lawsuits on 15th November last year, with TAP paying a total of 150 million dollars. On 8th August this year, the Boston federal district court gave its final approval for this settlement. Apart from this litigation, there is also industry-scale

AWP litigation pending in court involving many large pharmaceutical companies from across America. The drugs involved differ, but as part of this broader trend of litigation, TAP and Takeda Pharmaceuticals North America, Inc., Takeda's consolidated subsidiary, are standing as defendants in civil suits for damages in a number of federal and state courts. In some of these proceedings, Takeda is also named as a defendant.

Further, Takeda is also a defendant in litigation in the Tokyo District Court claiming remuneration for an employee invention in regard to the drug patents for Leuplin. The plaintiffs assert that they inherited about 37.2 billion yen in claimable rights for compensation for an employee invention and are demanding an initial 100 million yen as a partial payment.

Takeda will continue to respond thoroughly to all of the litigation outlined above.

# Consolidated

## Consolidated results

### Interim Consolidated Balance Sheet (Unit: Hundred million yen)

**Assets**

| Account item | Interim period FY2005 As of 30th Sep. 2005 | FY2004 As of 31st Mar. 2005 |
|---|---|---|
| Current assets | **2,208,130** | **1,969,915** |
| Cash and cash equivalents | 412,548 | 429,530 |
| Accounts receivable | 247,436 | 225,413 |
| Marketable securities | 1,288,615 | 1,092,590 |
| Inventory assets | 94,493 | 94,565 |
| Deferred tax assets | 116,067 | 93,857 |
| Other current assets | 49,254 | 34,230 |
| Allowance for doubtful receivables | △284 | △271 |
| Fixed assets | **632,269** | **575,520** |
| Tangible fixed assets | **215,569** | **220,133** |
| Buildings and structures | 102,243 | 104,715 |
| Machinery and equipment | 42,308 | 42,618 |
| Land | 44,419 | 44,500 |
| Other assets | 26,598 | 28,301 |
| Intangible assets | **6,887** | **8,092** |
| Investments and other assets | **409,813** | **347,296** |
| Investment securities | 348,763 | 302,404 |
| Long-term loans receivable | 173 | 1,610 |
| Real estate for lease | 23,907 | 24,460 |
| Deferred tax assets | 15,147 | 12,542 |
| Other assets | 21,972 | 6,386 |
| Allowance for doubtful receivables | △149 | △105 |
| Total assets | **2,840,399** | **2,545,435** |

Note:

| | | |
|---|---|---|
| Total value of cumulative depreciation of tangible fixed assets: | 403,704 | 404,370 |
| Total value of cumulative depreciation of real estate for rental-use | 4,182 | 3,628 |

**Liabilities, Minority Interests and Capital**

| Account item | Interim period FY2005 As of 30th Sep. 2005 | FY2004 As of 31st Mar. 2005 |
|---|---|---|
| Current liabilities | **437,523** | **365,500** |
| Notes and accounts payable | 74,106 | 70,750 |
| Short-term debt | 7,350 | 8,301 |
| Accrued income tax, etc. | 141,586 | 80,790 |
| Accrued expenses | 101,139 | 103,823 |
| Reserve | 39,125 | 35,756 |
| Other liabilities | 74,217 | 66,080 |
| Fixed liabilities | **148,466** | **133,684** |
| Deferred tax liabilities | 96,692 | 75,493 |
| Accrued retirement benefits for employees | 36,643 | 39,859 |
| Allowance for retirement benefits for directors | 1,657 | 1,784 |
| Allowance for indemnities arising from SMON litigation | 4,575 | 4,664 |
| Other | 8,899 | 11,884 |
| Total liabilities | **585,989** | **499,185** |
| Minority interests | **45,731** | **44,836** |
| Capital | **63,541** | **63,541** |
| Capital surplus | **49,639** | **49,638** |
| Retained earnings | **1,977,002** | **1,834,931** |
| Unrealized gains on other marketable securities | **151,496** | **125,342** |
| Foreign currency translation adjustments | **△30,016** | **△69,130** |
| Treasury stock | **△2,983** | **△2,908** |
| Total capital | **2,208,679** | **2,001,414** |
| Total liabilities, minority interests and capital | **2,840,399** | **2,545,435** |

Note:

| | | |
|---|---|---|
| 1. Guarantee liabilities | | |
| Guarantee of liabilities | 4,237 | 4,670 |
| 2. Accounts receivable discounts | - | 24 |
| 3. Accounts receivable endorsements and transfers | 15 | 15 |

## Interim Consolidated Statements of Income (Unit: Hundred million yen)

| Account item | Interim period FY2005<br>1st Apr. 2005 to 30th Sep. 2005 | Interim period FY2004<br>1st Apr. 2004 to 30th Sep. 2004 |
|---|---|---|
| Net sales | **599,842** | **566,699** |
| Cost of sales | **141,453** | **141,559** |
| Selling, general and administrative expenses | **243,143** | **206,064** |
| Operating income | **215,246** | **219,076** |
| Non-operating income | **49,853** | **41,573** |
| Interest income | 12,514 | 5,953 |
| Dividend income | 2,394 | 1,864 |
| Equity method investment income | 26,125 | 26,560 |
| Other non-operating income | 8,820 | 7,196 |
| Non-operating expenses | **5,672** | **5,940** |
| Interest expenses | 175 | 177 |
| Other non-operating expenses | 5,498 | 5,763 |
| Ordinary gain | **259,427** | **254,709** |
| Extraordinary gain | **32,577** | **982** |
| Fixed asset disposal income | 142*1 | 982*1 |
| Income from disposal of shares in affiliated companies | 12,024*2 | - |
| Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | 20,411 | - |
| Extraordinary expenses | - | **1,791** |
| Expenses related to the vitamin cartel, etc. | - | 1,791*3 |
| Net income before taxes and other adjustments | **292,004** | **253,900** |
| Corporation tax, residents' tax and enterprise tax | **108,817** | **88,836** |
| Corporation tax, residents' tax and enterprise tax | 126,571 | 97,741 |
| Corporation tax-deferred | △17,754 | △8,906 |
| Minority interest income | **△1,913** | **△1,827** |
| Interim net income | **181,274** | **163,238** |

*1. Income from the disposal of idle real estate assets has been posted as extraordinary income. The main disposed asset was land.

*2. Income from the transfer of shares in life-environmental business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation has been posted as extraordinary income.

*3. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted as extraordinary losses.

## Interim Consolidated Statement of Cashflow (Unit: Hundred million yen)

| Account item | Interim period FY2005<br>1st Apr. 2005 to 30th Sep. 2005 | Interim period FY2004<br>1st Apr. 2004 to 30th Sep. 2004 |
|---|---|---|
| Net income before taxes and other adjustments | 292,004 | 253,900 |
| Allowance for depreciation | 14,513 | 13,381 |
| Equity method investment income | △9,507 | △7,397 |
| Income from disposal of shares in affiliated companies | △12,024 | - |
| Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | △20,411 | - |
| Asset variation, etc. | △12,178 | △52,765 |
| Corporation tax, etc. payments | △77,749 | △93,463 |
| Cash flow from operating activities | **174,647** | **113,656** |
| Acquisition and disposition of marketable securities, etc. | 59,333 | 12,013 |
| Acquisition and disposition of tangible fixed assets | △15,129 | △26,088 |
| Acquisition and disposition of investment securities | 12,696 | △5,553 |
| Revenue due to the disposal of shares in subsidiary companies associated with changes to the scope of consolidation. | 10,331 | - |
| Cash flow from investment activities | **67,232** | **△19,628** |
| Dividend payments | △38,790 | △36,142 |
| Borrowing, repayments, etc. | △2,148 | 2,259 |
| Cash flow from financial activities | **△40,938** | **△33,883** |
| Exchange rate changes on cash and cash equivalents | **35,807** | **34,950** |
| Increased value of cash and cash equivalents | **236,747** | **95,095** |
| Balance of cash and cash equivalents at start of fiscal period | **1,264,324** | **1,076,084** |
| Increased value of cash and cash equivalents associated with changes in the settlement period for consolidated subsidiaries | - | **23,719*1** |
| Balance of cash and cash equivalents at the end of the interim term | **1,501,071** | **1,194,898** |

Note:

1. The account item "Cash and cash equivalents" includes fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities that mature in a maximum period of 3 months from the date of acquisition.
2. The account item "Acquisition and disposition of marketable securities, etc." includes deposits and withdrawals of fixed term deposits with a fixed period in excess of 3 months.

*1. From 2004 onwards, results for important foreign affiliated companies have been consolidated using figures for the period from April to March. In association with this change, the increased value of cash and cash equivalents for the period from January to March is shown in this account item.

# Non-Consolidated

## Non-consolidated results

### Interim Non-Consolidated Balance Sheet (Unit: Hundred million yen)

**Assets**

| Account item | Interim period FY2005 As of 30th Sep. 2005 | FY2004 As of 31st Mar. 2005 |
|---|---|---|
| Current assets | 1,145,629 | 983,629 |
| Cash and cash equivalents | 209,613 | 232,931 |
| Accounts receivable | 180,877 | 153,646 |
| Marketable securities | 588,479 | 445,628 |
| Inventory assets | 61,379 | 60,507 |
| Deferred tax assets | 92,435 | 76,356 |
| Other current assets | 12,870 | 14,583 |
| Allowance for doubtful receivables | △24 | △22 |
| Fixed assets | 917,397 | 863,961 |
| Tangible fixed assets | 110,122 | 111,935 |
| Buildings and structures | 61,796 | 62,622 |
| Machinery and equipment | 19,185 | 16,752 |
| Land | 20,415 | 20,418 |
| Other assets | 8,726 | 12,144 |
| Intangible assets | 55 | 90 |
| Investments and other assets | 807,219 | 751,936 |
| Investment securities | 255,885 | 212,226 |
| Shares in subsidiaries | 457,955 | 462,523 |
| Real estate for lease | 23,907 | 24,460 |
| Other assets | 69,519 | 52,759 |
| Allowance for doubtful receivables | △48 | △31 |
| Total assets | 2,063,025 | 1,847,590 |

Note:

| | | |
|---|---|---|
| Total cumulative value of depreciation of tangible fixed assets | 273,479 | 267,851 |
| Total value of cumulative depreciation of real estate for rental-use | 4,182 | 3,628 |

**Liabilities and capital**

| Account item | Interim period FY2005 As of 30th Sep. 2005 | FY2004 As of 31st Mar. 2005 |
|---|---|---|
| Current liabilities | 315,967 | 259,173 |
| Notes and accounts payable | 53,723 | 47,331 |
| Accrued liabilities and accrued expenses | 113,339 | 105,694 |
| Accrued income tax, etc. | 110,616 | 69,677 |
| Reserve | 29,667 | 28,776 |
| Other liabilities | 8,623 | 7,696 |
| Fixed liabilities | 83,883 | 68,689 |
| Accrued retirement benefits for employees | 20,131 | 22,886 |
| Allowance for retirement benefits for directors | 948 | 990 |
| Allowance for indemnities arising from SMON litigation | 4,575 | 4,664 |
| Deferred tax liabilities | 57,196 | 39,104 |
| Other | 1,034 | 1,045 |
| Total liabilities | 399,851 | 327,862 |
| Capital | 63,541 | 63,541 |
| Capital surplus | 49,639 | 49,638 |
| Retained earnings | 1,440,537 | 1,324,231 |
| Unrealized gains on other marketable securities | 112,212 | 84,997 |
| Treasury stock | △2,753 | △2,678 |
| Total capital | 1,663,175 | 1,519,728 |
| Total liabilities and capital | 2,063,025 | 1,847,590 |

Note:

| | | |
|---|---|---|
| 1. Guarantee liabilities Guarantee of liabilities | 6,421 | 17,234 |
| 2. Accounts receivable discounts | 72 | 235 |
| 3. No. of shares of treasury stock | 525,259 | 512,035 |

## Interim Non-Consolidated Statements of Income (Unit: Hundred million yen)

| | | Account item | Interim period FY2005 1st Apr. 2005 to 30th Sep. 2005 | Interim period FY2004 1st Apr. 2004 to 30th Sep. 2004 |
|---|---|---|---|---|
| Ordinary income | Operating income | **Operating revenue** | **424,847** | **403,360** |
| | | Sales | 424,847 | 403,360 |
| | | **Operating expenses** | **237,053** | **221,039** |
| | | Sales costs | 104,135 | 101,000 |
| | | Selling, general and administrative expenses | 132,918 | 120,039 |
| | | **Operating income** | **187,794** | **182,321** |
| | Non-operating income | **Non-operating revenue** | **20,753** | **18,327** |
| | | Interest income and dividends | 12,041 | 14,212 |
| | | Interest on marketable securities | 68 | 193 |
| | | Other non-operating income | 8,644 | 3,922 |
| | | **Non-operating expenses** | **3,761** | **3,606** |
| | | Interest expenses | 62 | 58 |
| | | Other non-operating expenses | 3,699 | 3,548 |
| | | **Ordinary income** | **204,787** | **197,042** |
| Extraordinary income | | **Extraordinary income** | **38,063** | **982** |
| | | Income from sales of fixed assets | 142*1 | 982*1 |
| | | Income from disposal of shares in affiliated companies | 17,511*2 | - |
| | | Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | 20,411 | - |
| | | **Extraordinary losses** | - | **1,791** |
| | | Losses related to the vitamin cartel, etc. | - | 1,791*3 |
| Current net income before taxes | | | **242,850** | **196,233** |
| Corporation tax, residents' tax and enterprise tax | | | **87,207** | **67,085** |
| | | Corporation tax, residents' tax and enterprise tax | 104,028 | 76,056 |
| | | Corporation tax-deferred | △16,821 | △8,971 |
| Interim net income | | | **155,644** | **129,148** |
| Retained earnings at the start of the fiscal term | | | **159,828** | **143,544** |
| Unappropriated income in the interim term | | | **315,471** | **272,692** |

*1. Income from the disposal of idle real estate assets has been posted as extraordinary income. The main disposed asset was land.

*2. Income from the transfer of shares in life-environmental business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation has been posted as extraordinary income.

*3. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted as extraordinary losses.

## (Reference) Sales by Segment (Unit: Hundred million yen)

| Account item | Interim period FY2005 1st Apr.2005 to 30th Sep. 2005 | | Interim period FY2004 1st Apr. 2004 to 30th Sep. 2004 | |
|---|---|---|---|---|
| Ethical drugs | **388,430** | **91.4%** | **365,585** | **90.6%** |
| Internal | 243,096 | 57.2 | 221,583 | 54.9 |
| Export | 145,334 | 34.2 | 144,002 | 35.7 |
| Healthcare | **32,181** | **7.6** | **31,498** | **7.8** |
| Non-pharmaceuticals | **4,235** | **1.0** | **6,277** | **1.6** |
| Vitamins | 4,235 | 1.0 | 5,779 | 1.4 |
| Agro | - | - | 498 | 0.1 |
| Total | **424,847** | **100.0** | **403,360** | **100.0** |
| (Export) | (147,353) | (34.7) | (148,071) | (36.7) |
| (Incomes from intellectual property rights) | (32,587) | (7.7) | (34,386) | (8.5) |

# R&D

## Research and Development

### New compounds

| Development Code (Generic Name) | Drug Class | Indications | Country/Region and Stage of Development | In-House Product/ In-Licensed Product |
|---|---|---|---|---|
| SPI-0211 <lubiprostone> | Chloride channel opener | Functional constipation | USA: Under application (05/3) | In-licensed product (Sucampo Pharmaceutical, Inc.) |
| | | Constipation-type IBS | USA: P-III | |
| TAK-242 <Undecided> | TLR4 signaling inhibitor | Severe sepsis | Japan: P-III<br>USA: P-III<br>Europe: P-III | In-house product |
| TAK-375 <ramelteon> | $MT_1$/ $MT_2$ receptor agonist | Insomnia | Japan: P-III<br>Europe: P-III | In-house product |
| | | Circadian rhythm sleep disorder | USA: P-III | |
| TAK-475 <Undecided> | Squalene synthase inhibitor | Hyperlipidemia | USA: P-III<br>Europe: P-III<br>Japan: P-I | In-house product |
| TAK-390MR <Undecided> | Proton pump inhibitor | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | USA: P-III | In-house product |
| BNP7787 <dimesna> | Chemotherapy supportive care drug | Prevention or reduction of neurotoxicity induced by treatment with anticancer chemotherapy agents | USA: P-III | In-licensed product (BioNumerik Pharmaceuticals, Inc.) |
| TAK-428 <Undecided> | Neurotrophic factor production accelerator | Diabetic neuropathy | USA: P-II<br>Europe: P-II | In-house product |
| TAK-654 <Undecided> | Insulin resistance-improving drug | Diabetes | Japan: P-II<br>USA: P-II<br>Europe: P-II | In-house product |
| TAK-536 <Undecided> | Angiotensin II receptor blocker | Hypertension | USA: P-II<br>Europe: P-II | In-house product |
| TAK-715 <Undecided> | p38 MAP kinase inhibitor | Rheumatoid arthritis | USA: P-II<br>Europe: P-II<br>Japan: P-I | In-house product |
| LY333531 <ruboxistaurin> | PKCβ inhibitor | Diabetic macular edema | Japan: P-II | In-licensed product (Eli Lilly and Company) |
| TAK-128 <Undecided> | Myelin formation promoter | Diabetic neuropathy | USA: P-II<br>Japan: P-II | In-licensed product (Mitsubishi Pharma Corporation) |
| SYR-322 <Undecided> | DPPIV inhibitor | Diabetes | USA: P-II | In-house product |
| R-851 <Undecided> | Immune response modifier | Human papillovirus (HPV) infection | USA: P-II | In-licensed product (3M) |
| EMD72000 <matuzumab> | Humanized monoclonal antibody against human EGFR | Gastric cancer, non-small cell lung cancer, colorectal cancer | USA: P-II<br>Europe: P-II<br>Japan: P-I | In-licensed product (Merck KGaA) |

P-I (Phase I Study): Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics
P-II (Phase II Study): Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration
P-III (Phase III Study): Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

**Drug Form/ Additional Indications**

| Development Code (Generic Name) Drug Name (Country/ Region) | Drug Class | Drug form/Indications | Country/ Region and Stage of Development | In-House Product/ In-Licensed Product |
|---|---|---|---|---|
| AG-1749 <Lansoprazole> Takepron (Japan, Asia) Prevacid (USA, Asia) Ogast, Agopton, Lansox, etc. (Europe) | Proton pump inhibitor | Injectable solution: upper gastrointestinal bleeding | Japan: Under application (04/2) | In-house product |
| | | Symptomatic GERD | Japan: Under application (04/9) | |
| TAP-144-SR <Leuprorelin acetate> Leuplin (Japan) Lupron Depot (USA) Enantone, etc. (Europe, Asia) | LH-RH analogue | 3-monthly preparation: pre-menopausal breast cancer | Japan: Approved (05/8) | In-house product |
| | | 6-monthly preparation: prostate cancer | Europe (Germany) Under application (06/6)<br>USA: P-II/III | |
| TCV-116 <Candesartan cilexitil> Blopress (Japan, Europe, Asia) Amias, Kenzen, etc. (Europe) | Angiotensin II receptor blocker | Heart failure | Japan: Approved (05/10) | In-house product |
| | | Combination drug with diuretic: hypertension | Japan: Under application (02/12) | |
| | | High dose | Japan: P-III | |
| | | Prevention of onset and suppression of progress of diabetic retinopathy (DIRECT) | Europe: P-III | |
| | | Diabetic nephropathy | Japan: P-II | |
| AD-4833 <Pioglitazone hydrochloride> Actos (Japan, USA, Europe, Asia) | Insulin resistance-improving drug | Actos/ metformin combination drug | USA: Approved (05/8)<br>Europe: Under application (05/2) | In-house product |
| | | Actos/ SU agent | USA: Under application (05/6)<br>Europe: Under application (05/7) | |
| | | Secondary prevention of macrovascular disorders in type II diabetes patients with cardiovascular disorders (PROactive) | Europe: P-III | |
| | | Suppression of progress of arteriosclerosis | USA: P-III | |
| | | Concomitant administration with metformin | Japan: P-III | |
| AO-128 <Voglibose> Basen (Japan, Asia) | Disaccharide hydrolytic enzyme inhibitor | Impaired glucose tolerance (IGT) | Japan: P-III | In-house product |
| NE-58095 <Risedronate> | Bone resorption inhibitor | Once-weekly preparation | Japan: Under application (04/12) | In-licensed product (Ajinomoto Co., Inc.) |
| TMR <Freeze-dried live attenuated measles and rubella vaccine> Takeda (Japan) | Freeze-dried live attenuated measles and rubella vaccine | Prevention of measles and rubella | Japan: Approved (05/10) | In-house product |
| TAK-453-SR <Morphine hydrochloride> Passif capsule (Japan) | Sustained release morphine hydrochloride capsule | Carcinomatous pain | Japan: Approved (05/9) | In-house product |

# Topics

## 1. New Release in America of Rozerem, a Therapeutic Agent for Insomnia

The company's wholly owned subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA) began promotional activities for Rozerem (generic name: ramelteon, Rozerem below) 8 mg tablet from 26th September.

Rozerem has a new mechanism of action that differs from existing therapeutic agents for insomnia, acting specifically on the $MT_1$/ $MT_2$ receptors in the suprachiasmatic nucleus, said to control the cycle of sleep and awakening in the brain (also known as the body clock), to induce close to natural physiological sleep.

Since discovering this drug in 1996, Takeda has conducted a great deal of investigation into its efficacy against insomnia. Clinical trials in a wide range of insomnia patients, including the elderly, have shown no data indicating evidence of drug-dependence with Rozerem. On 22nd July this year, Rozerem became the first therapeutic agent for insomnia to be approved by the US Food and Drug Administration (FDA) without designation as a controlled substance by the US Drug Enforcement Agency (DEA).

Phase III clinical trials are currently underway in Japan and Europe.

## 2. Holding of the 25th Takeda Seminar on Lifestyle-Related Diseases

Takeda has been holding Takeda Seminars on Lifestyle-Related Diseases regularly since 1999.. These seminars aim at providing the latest medical information in lifestyle-related disease fields to news organizations and at deepening understanding.

Prof. John Dormandy (St. George's Hospital, London, England), head of the International Steering Committee for the PROactive (PROspective pioglitAzone Clinical Trial In macro Vascular Events) clinical trial, and Prof. Kohei Kaku of Kawasaki Medical School were invited to the 25th seminar to comment on the results of the PROactive trial. This was the first trial in the world to verify that Actos, an anti-diabetes agent, is effective in the suppression of onset of cardiovascular events (overall mortality, myocardial infraction and cerebral stroke) in patients with type II diabetes.

The company will continue to promote various plans that allow detailed announcements of timely information concerning lifestyle-related diseases in future too.

## 3. Publication of the CSR Report 2005

Takeda published the CSR Report 2005 in November to outline the company's efforts in CSR (corporate social responsibility) management.

As long as corporations are also part of the global environment and society, they are required not only to pursue economic benefits, but also to work on CSR activities and plan for coexistence with the environment and society. At the same time, corporations have the responsibility to explain the details of their activities to stakeholders in ways that are easy to understand.

At Takeda, we position CSR as a unique operational activity that emphasizes the social nature rooted in Takeda-ism, and develop our business under suitable management and behavioural principles and policies.

In future too, we shall create mutual relationships of trust by working on our corporate ethics, compliance, environmental measures and other activities that contribute to society, which will lead on to the enhancement of corporate value and sustainable growth.

Takeda has created both Japanese and English versions of the CSR Report, which can also be browsed from the company's homepage.

## 4. New Release of Alinamin A and Alinamin EX Plus

On 15th November, the Consumer Healthcare Company newly released Alinamin A and Alinamin EX Plus, which incorporate calcium pantothenate, an improver of energy metabolism.

Alinamin A, a preparation with vitamin $B_1$ as its principal substance, is expected to have a beneficial effect on the physical tiredness that makes people feel sluggish and heavy in everyday life, while Alinamin EX Plus, a preparation with vitamins $B_1$, $B_6$ and $B_{12}$ as its principal substances, is expected to have a beneficial effect on tired eyes, stiff shoulders and lower-back pain. The packages for both products express an advanced Alinamin look, and have adopted different red colouring schemes.

Takeda will continue to foster Alinamin A and Alinamin EX Plus to turn them into products that customers will be fond of for a long time, like the other Alinamin brand products that the company has produced up until this point.

# Takeda Overview

□ **Overview** (As of 1st October 2005)

| | |
|---|---|
| Date of Incorporation | January 1925. |
| Capital fund | 63,541,000,000 |
| Number of Employees | 5,945 (All employees) |
| Head Office | 1-1, Doshomachi 4-Chome, Chuo-ku, Osaka, Japan |
| Tokyo Head Office | 12-10, Nihonbashi 2-Chome, Chuo-ku, Tokyo, Japan |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch |
| Factories | Shonan Plant (Fujisawa City), Osaka Plant, Hikari Plant |
| Research Centers | Exploratory Research Center, Bio-Pharmaceutical Laboratory, Chemical Research Laboratory, No.1 Drug Discovery Laboratory, No.3 Drug Discovery Laboratory, R&D Center, Pharmaceutical Laboratory, Drug Formulation Technology Laboratory, Development Analysis Laboratory, Healthcare Laboratory (all in Osaka City)<br>Development Laboratory, No.2 Drug Discovery Laboratory (both in Tsukuba City) |

Takeda also has offices in major cities nationwide apart from the above.

## Board of Directors and Auditors

| | |
|---|---|
| Chairman | Kunio Takeda |
| President | Yasuchika Hasegawa |
| Managing Director (MPDRAP Advisor) | Hiroshi Akimoto |
| Managing Director (General Manager, Pharmaceutical Marketing Division) | Makoto Yamaoka |
| Director (General Manager, Pharmaceutical Development Department) | Kiyoshi Kitazawa |
| Director (Special Appointment) | Takashi Sauda |
| Director (General Manager, Legal Department) | Hiroshi Shinha |
| Director (General Manager, Corporate Communications Department) | Toyoji Yoshida |
| Full-Time Corporate Auditor | Yuzuru Takagi |
| Corporate Auditor (Attorney-at-Law) | Kiyoshi Taura |
| Corporate Auditor (Certified Public Accountant) | Yoichi Asakawa |
| Corporate Auditor (Attorney-at-Law) | Tadashi Ishikawa |

Note: The auditors Kiyoshi Taura, Yoichi Asakawa, and Tadashi Ishikawa are external auditors as stipulated in Article 18.1 of the Law Concerning Exceptions to the Commercial Code Concerning Auditors, etc., of Stock Corporations.

## Corporate Officers

| | |
|---|---|
| Yasuhiko Yamanaka | (General Manager, Corporate Strategy & Planning Department) |
| Issei Iketani | (General Manager, Strategic Product Planning Department) |
| Hiroshi Takahara | (General Manager, Finance & Accounting Department) |
| Tsutomu Miura | (General Manager, Ethical Products Marketing Department) |
| Naohisa Takeda | (General Manager, Europe and Asia) |
| Saburo Hamanaka | (Special Appointment) |
| Hiroshi Otsuki | (President, Consumer Healthcare Company) |

## Stock Information (As of 30th September 2005)

No. of Shareholders

99,426 shareholders

No. of Shares Outstanding

889,272,395 shares

Big shareholders

| Shareholder | No. of shares held (1000) | % of shares outstanding |
|---|---|---|
| Japan Trustee Services Bank, Ltd. (trust account) | 58,679 | 6.60 |
| Nippon Life Insurance Company | 56,400 | 6.34 |
| The Master Trust Bank of Japan, Ltd. (trust account) | 43,588 | 4.90 |
| State Street Bank and Trust Company 505103 | 22,435 | 2.52 |
| The Chase Manhattan Bank N.A. London | 20,893 | 2.35 |
| The Dai-ichi Mutual Life Insurance Company | 19,029 | 2.14 |
| Takeda Science Foundation | 17,912 | 2.01 |
| The Chase Manhattan Bank N.A. London S.L. Omnibus Account | 15,264 | 1.72 |
| BNP PARIBAS Securities (Japan) Limited | 14,874 | 1.67 |
| Nomura Securities, Co., Ltd | 13,281 | 1.49 |

### Takeda Global Network

(1) Takeda Pharmaceutical Company Limited

(2) Takeda America Holdings, Inc.

(3) Takeda Research Investment, Inc.

(4) Takeda San Diego, Inc.

(5) Takeda Pharmaceuticals North America, Inc.

(6) Takeda Global Research & Development Center Inc. (US)

(7) TAP Pharmaceutical Products Inc. (US)

(8) Takeda Europe Research and Development Centre. Ltd. (UK)

(9) Laboratoires Takeda (France)

(10) Takeda UK Limited

(11) Takeda Italia Farmaceutici S.pA.

(12) Takeda Pharma GmbH (Germany)

(13) Takeda Pharma Ges.m.b.H (Austria)

(14) Takeda Pharma AG (Switzerland)

(15) Takeda Ireland Limited

(16) Takeda Pharma Ireland Limited

(17) Tianjin Takeda Pharmaceuticals Co., Ltd.

(18) Takeda Chemical Industries (Taiwan), Ltd.

(19) Boie-Takeda Chemicals, Inc. (Philippines)

(20) Takeda (Thailand), Ltd.

(21) P.T. Takeda Indonesia

# For Shereholders

## Share Information

| | |
|---|---|
| Date of Settlement | 31st March each year |
| Income Dividend | Paid to shareholders registered on the list of shareholders or list of actual shareholders as of 31st March each year. |
| Interim Dividend | Paid to shareholders registered on the list of shareholders or list of actual shareholders as of 30th September each year. |

Ordinary General Meeting of Shareholders June each year

Number of Shares in One Share Unit 100 shares

| | |
|---|---|
| Share Transfer Agent | Mitsubishi UFJ Trust and Banking Corporation<br>4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan |
| Share Transfer Offices<br>(All References) | Mitsubishi UFJ Osaka Office<br>Osaka Stock Transfer Agency<br>Mitsubishi UFJ Trust and Banking Corporation<br>6-3, Fushimi-machi 3-Chome, Chuo-ku, Osaka 541-8502, Japan<br>Tel: 0120-094-777 (Free Call) |
| (Procedural Form Requests) | Tel: (Free Call)<br>0120-244-479 (Head Office Stock Transfer Agency)<br>0120-684-479 (Osaka Stock Transfer Agency)<br>Internet<br>(Mitsubishi UFJ Trust and Banking Corporation Homepage)<br>http://www.tr.mufg.jp/daikou/<br>* Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above. |
| Other Offices | Mitsubishi UFJ Trust and Banking Corporation offices nationwide<br>Nomura Securities Co., Ltd offices nationwide |
| Newspaper for Public Announcements | Announcements will be made in the Nihon Keizai Shimbun.<br>However, information related to balance sheets and statements of income are presented at:<br>http://www.takeda.co.jp/invest-info/kessan/index.html |

* Mitsubishi UFJ Trust and Banking Corporation has been Takeda's stock transfer agent since October 2005

Additional purchases/ disposals of fractional shares

It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete one share unit (100 shares) or to request the purchase of the fractional shares by the company. Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

Methods for Receiving Dividend Payments

Shareholders may use any of the following methods to receive a dividend payment from the company.

(1) Receipt via post office transfer payment notice
(2) Receipt via post office savings account automatic transfer receipt
(3) Receipt via bank deposit account automatic transfer receipt

* Customers who receive dividends using a post office transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
* Please contact one of the offices listed above if you wish to change your method for receiving dividend payments.

Securities Code: 4502
June 7, 2006
Dear Shareholders:

<u>Notice of Convocation of the 130th Ordinary General Meeting of Shareholders</u>

You are hereby notified to attend the 130th Ordinary General Meeting of Shareholders of Takeda Pharmaceutical Company Limited (the "Company") that will be held in the following manner:

1. Date: June 29, 2006 (Thursday) 10:00 a.m.
2. Place: Imperial Hotel Osaka, Third Floor (Kujakunoma)
   Osaka Amenity Park
   8-50, Temmabashi 1-chome, Kita-ku, Osaka 530-0042, Japan
   (Please refer to the map at the end of this notice before attending.) *(The map is omitted in this Translation.)*
3. Purpose of the Meeting:
   Matters to be reported:
   1. Reports on the Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 129th term (from April 1, 2005 to March 31, 2006)
   2. Reports on the Audit Reports on the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be resolved:

| | |
|---|---|
| First proposal: | Approval of the Proposed Appropriations of Retained Earnings for the 129th term |
| Second proposal: | Partial Amendments of the Articles of Incorporation (The main points of the amendment are described in the "Reference Document Concerning the Exercise of Voting Rights" (page 42) attached to this Translation.) |
| Third proposal: | Election of three (3) Directors |
| Fourth proposal: | Payment of retirement allowance to a retiring Director |

You may exercise your voting rights by returning the form to the Company after affixing your seal impression thereto. Accordingly, in the event that you are unable to attend the aforesaid meeting, please examine the reference document below and indicate on the Voting Right Exercise Form enclosed herewith your approval or disapproval of the proposals listed thereon. *(The Voting Right Exercise Form is omitted in this Translation.)*

Yours faithfully,

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan
By: Yasuchika Hasegawa
President and Representative Director

END

---

If you attend the meeting in person, please submit the enclosed Japanese original Voting Right Exercise Form as evidence of attendance to the receptionist at the place of the meeting.

(Attachment)

# Business Report
## (for the period from April 1, 2005 to March 31, 2006)

## 1. Overview of Operations

### Progress and Results of Operations of Takeda Group

In the United States, which accounts for nearly fifty percent (50%) of the world's ethical drug market, year after year the speed of market growth has tended to slow down more and more, as a result of the promotion of low price generic drug usage, downward pressure on price of branded products becoming even greater due to the strong urging of federal and state governments and Managed Care and the impact of prescription-to-OTC switches. The branded product market has seen little growth, as evidenced in the Company's main areas of therapeutic treatment, because the influence of generic drugs and prescription-to-OTC switches has increasingly become greater, especially in the market for peptic ulcer treatment. Medicare Part D (outpatient prescription drug plans for government-administered medical insurance for elderly) went into effect in January 2006 and quantitative expansion in the market is expected in the short run, but the market outlook is uncertain as pressure to lower prices is predicted to become greater in the future.

In the Japanese market, growth rates are estimated to remain low, as, in addition to the ordinary reduction of drug prices, special reduction rates on the prices of original drugs with a generic counterpart were increased by the government's revision of National Health Insurance (NHI) drug prices in 2006, and the use of generic drugs was promoted. Competition has intensified since generic drugs of core products of the Company, drugs for the treatment for peptic ulcers and diabetes, were introduced into the market in July 2005.

Likewise, in the European market, growth in the market is moderate due to factors including reduction of drug prices and promotion of generic drug usage in various countries with parallel imports remaining active.

As the growth rate of the major markets in the world declines, as mentioned above, in order to cover the increasingly growing cost of R&D, integration of the pharmaceutical industry, aiming at the expansion of its scale, still continues, and intercorporate competition has further intensified.

Under these circumstances, the Company's consolidated business results for the fiscal year were as follows:

| | | Year-on-year change |
|---|---|---|
| Net sales | ¥ 1,212.2 billion | ¥ 89.2 billion (7.9%) increase |
| Operating income | ¥ 402.8 billion | ¥ 17.5 billion (4.6%) increase |
| Ordinary income | ¥ 485.4 billion | ¥ 43.2 billion (9.8%) increase |
| Net income | ¥ 313.2 billion | ¥ 35.8 billion (12.9%) increase |

**Net sales** increased ¥89.2 billion (7.9 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,212.2 billion.

- Although a decrease in sales was reported on products of subsidiaries and affiliates of Life-Environmental Business after the transfer of shares of such subsidiaries and affiliates in April 2005, net sales increased as a result of the increased sales of ethical drugs developed, in-house, by the Company. There was a net increase on ethical drugs

in the respective markets of Japan, the United States and Europe, as compared to that of the previous fiscal year.

- With respect to foreign exchange rates, the yen weakened against both the dollar and the euro, as compared to that of the previous fiscal year. Therefore, there was a net increase of ¥17.2 billion in foreign exchange, as compared with the previous fiscal year.
- Consolidated net sales of international strategic products was as follows:

| | | Year-on-year change |
|---|---|---|
| Treatment for prostate cancer and endometriosis *Leuprorelin* (Domestic brand name: *Leuplin*) | ¥ 122.4 billion | ¥ 6.4 billion (5.5 %) increase |
| Peptic ulcer treatment *Lansoprazole* (Domestic brand name: *Takepron*) | ¥ 159.9 billion | ¥ 0.1 billion (0.1 %) decrease |
| Hypertension treatment *Candesartan* (Domestic brand name: *Blopress*) | ¥ 191.3 billion | ¥ 38.9 billion (25.5 %) increase |
| Diabetes treatment *Pioglitazone* (Brand name: *Actos*) | ¥ 243.8 billion | ¥ 50.8 billion (26.3 %) increase |

**Gross profit** increased ¥86.3 billion (10.2 percent), as compared to that of the previous fiscal year, to an amount totaling ¥930.1 billion.

- Gross profit rates increased 1.6 points, as compared to that of the previous fiscal year, to equal a rate of 76.7%, due to the increase in sales of in-house developed ethical drugs, the gross profit rates of which are high, and the termination of sales of Life-Environmental Business products, the gross profit rates of which are low.

**Operating income** increased ¥17.5 billion (4.6 percent), as compared to that of the previous fiscal year, to an amount totaling ¥402.8 billion.

- Although selling, general and administrative expenses increased ¥68.8 billion, as compared with the previous fiscal year, to an amount totaling ¥527.3 billion, an increase in gross profit offset such increase in expenses and overall operating income increased.
- R&D expenses increased ¥28.2 billion, as compared to that of the previous fiscal year, to an amount totaling ¥169.6 billion, due to the increase in expenses accompany the progress in R&D, the promotion of in-licensing and alliance activities and the R&D expenses used by "Takeda San Diego, Inc." ("TSD"), a U.S. subsidiary that the Company acquired in March 2005.
- Apart from R&D expenses, selling, general and administrative expenses increased, as compared to the previous fiscal year, as a result of the cost of launching new products, (*Rozerem* for treatment of insomnia, *ActoplusMet* (a combination drug of *Actos* and *metformin*) for treatment of type 2 diabetes and *Amitiza* for treatment of chronic idiopathic constipation) by the U.S. subsidiary "Takeda Pharmaceuticals North America, Inc." ("TPNA").

**Ordinary income** increased ¥43.2 billion (9.8 percent), as compared to that of the previous fiscal year, to an amount totaling ¥485.4 billion.

- In addition to the increase of operating income, non-operating income and expenses, net increased ¥25.7 billion, as compared to that of the previous fiscal year, to an amount totaling ¥82.5 billion and contributed to the increase of ordinary income.
- Equity in earnings of affiliates in the non-operating income and expenses increased ¥8.8 billion (19.3 percent) as compared to that of the previous fiscal year, to an amount totaling ¥54.2 billion, as a result of contribution from the U.S. equity-method affiliate "TAP Pharmaceutical Products Inc." ("TAP"), (equity in earnings: increase of ¥11.8 billion (29.4 percent) as compared to that of the previous fiscal year, to an amount totaling ¥52.1 billion).

- Other non-operating income and expenses, net increased ¥17.0 billion as compared to the previous fiscal year as a result of the increase in the interest income of the U.S. subsidiary "Takeda America Holdings, Inc."("TAH").

**Net income** increased ¥35.8 billion (12.9 percent) as compared to the previous fiscal year to an amount totaling ¥313.2 billion.

- In addition to increase of ordinary income, the extraordinary gain contributed to increase of net income as extraordinary gain was ¥32.6 billion (an increase of ¥33.6 billion compared with the previous fiscal year, including extraordinary loss incurred in the previous fiscal year).
- Gain from transfer to the Japanese Government of the substitutional portion of the pension fund of the Company for employee retirement benefits, gain from transfer of shares of subsidiaries and affiliates of Life-Environmental Business and gain from a partial transfer of shares of "Wyeth K.K." and "Takeda-Kirin Foods Corporation" owned by the Company account for the extraordinary gain.
- Net income per share was ¥353.47, an increase of ¥40.46 as compared to the previous fiscal year.

**Operating Performance by Business Segment of Takeda Group**

(Billions of yen)

| Type of Business | Net Sales | | Operating Income | |
|---|---|---|---|---|
| | Amount | Year-on-year change | Amount | Year-on-year change |
| Total in Pharmaceuticals Segment | 1,074.5 | 104.0 | 388.1 | 10.4 |
| Ethical Drugs | 1,019.1 | 104.3 | | |
| Domestic | 493.5 | 41.6 | | |
| Overseas | 525.6 | 62.7 | | |
| Consumer Healthcare | 55.4 | (0.2) | | |
| Other Business | 137.7 | (14.8) | 14.7 | 7.1 |
| Total | 1,212.2 | 89.2 | 402.8 | 17.5 |

Note: Sales figures for each segment represent sales to outside customers.

The **Pharmaceuticals** segment posted net sales of ¥1,074.5 billion, an increase of ¥104.0 billion (10.7 percent) compared with the previous fiscal year and operating income increased ¥10.4 billion (2.8 percent) compared with the previous fiscal year to ¥388.1 billion.

The **Ethical Drugs Business** posted net sales of ¥1,019.1 billion, an increase of ¥104.3 billion (11.4 percent) compared with the previous fiscal year. The domestic sales of the ethical drugs business posted net sales of ¥493.5 billion, an increase of ¥41.6 billion (9.2 percent) compared with the previous fiscal year and they were as follows:

| | | year on year change |
|---|---|---|
| *Blopress* (Hypertension treatment) | ¥ 123.4 billion | ¥ 19.9 billion (19.2 %) increase |
| *Actos* (Treatment for diabetes) | ¥ 24.2 billion | ¥ 8.7 billion (56.6 %) increase |
| *Takepron* (Peptic ulcers treatment) | ¥ 55.0 billion | ¥ 7.6 billion (16.0 %) increase |
| *Leuplin* (Treatment for prostate cancer and endometriosis) | ¥ 63.2 billion | ¥ 3.5 billion (5.9%) increase |
| *Basen* (Postprandial hyperglycemia treatment) | ¥ 63.6 billion | ¥ 2.1 billion (3.4 %) increase |

Overseas sales of the Ethical Drugs Business posted net sales of ¥525.6 billion, an increase of ¥62.7 billion (13.5 percent) compared with the previous fiscal year, also influenced by the weaker yen.

Although royalty income from TAP decreased, *Actos* posted net sales of $1,783 million, an increase of $254 million compared with the previous fiscal year as sales of *ActoplusMet* which was launched in November 2005 contributed. *Rozerem* which was launched in September 2005 posted net sales of ¥26 million. In addition, TPNA launched *Amitiza* in April 2006.

Sales of *Actos* and *Leuprorelin* also increased in Europe.

The Company concentrates its investments of management resources by setting (i) three pillar strategies: strengthening in-house research and development; maximizing added value of products; and promoting in-licensing and alliances and (ii) focusing on four core therapeutic areas: lifestyle-related diseases; cancer, urological diseases (including gynecological disorders), central nervous system (including bone and joint diseases), and life-cycle management of drugs for digestive system diseases, in an effort to strengthen the research and development pipelines and to launch new products early, that are sources of the development. Major results of research and development activities for the fiscal year are as follows:

In-house Research and Development:

- In July 2005, the U.S. Food and Drug Administration ("FDA") approved the marketing of *Rozerem*, a first in-house new product of the Company following on from *Actos*, and it was launched by TPNA in September 2005.
- In July 2005, the Company acquired fifty percent (50%) of the development and marketing rights to all Dipeptidylpeptidase IV (DPPIV) inhibitors, a treatment for diabetes, invented by TSD and previously owned by Pharmaceutical Product Development, Inc. of the U.S.
- In July 2005, "Fast Track Designation" was granted from the FDA for TAK-242, a treatment for severe sepsis. The global Phase III trials are now under-way concurrently in Japan, the U.S and Europe.
- In August 2005, TAP started Phase III trials for TAK-390MR, peptic ulcer treatment invented by the Company (Phase I trial is under-way in Japan.).

- In September 2005, the Company received manufacturing approval from the Ministry of Labor, Health and Welfare ("MLHW") on *Pacif Capsule*, treatment for cancer related pain, and launched its sales in April 2006.
- In January 2006, the Company started Phase III trials in Europe and the U.S. for SYR-322 (DPP IV inhibitors), treatment for diabetes (Phase I trial is under-way in Japan.).
- In February 2006, the Company started Phase II trials in Europe and the U.S. for TAK-583, treatment for naturopathic pain, on patients with neuralgic pain after herpes (Phase I trial is under-way in Japan.).

Maximizing Added Value of Products:

*<Candesartan>*

- In May 2005, the FDA has approved additional use of *Candesartan*, which was already approved for an indication of chronic heart failure, for combination treatment with an ACE inhibitor.
- In October 2005, MLHW approved *Blopress* tablets 2, 4 and 8mg, hypertension treatment, for an indication of chronic heart failure as the first angiotensin receptor blocker approved such indication in Japan.

*<Pioglitazone>*

- The Company submitted applications to market a combination drug of *Pioglitazone glimepiride*, sulfonylurea (SU), to the FDA in June 2005 and to the European Medicines Agency ("EMEA") in July 2005.
- In August 2005, the FDA approved the Company to market *ActoplusMet*, a combination drug of *Pioglitazone* and *metformin* and TPNA launched its sales in November.
- In September 2005, data from the PROactive, large-scale clinical trial of *Actos*, was presented and it demonstrated that *Actos* significantly reduces the rate of occurrence cardiouascular events such as of heart attacks and strokes and death by such events in patients with type 2 diabetes.
- In March 2006, the Company submitted applications to the FDA to market *ActoplusMet* XR, a combination drug of *Actos* and slow-release formulation of *metformin*.

*<Leuprorelin>*

- In August 2005, the Company received an approval for additional indication of premenopausal breast cancer from the MLHW regarding Leuplin SR Injection Kit 11.25. This approval paved the way as adjuvant postoperative treatment for premenopausal breast cancer.
- The Company submitted applications to market a six months formulation in Germany (in June 2005), Italy (in October 2005) and France (in November 2005).

*<Ramelteon>*

- In April 2006, the Company started Phase II trials on the sleep-wake disorder of Alzheimer patients for the purpose of obtaining the additional indications.

In-licensing and Alliance Activities:

- In June 2005, the Company reached an agreement with Paradigm Therapeutics of England to conduct joint research in the central nervous system diseases area and launched research in July 2005.
- In September 2005, the Company reached an agreement with Merck KGaA of Germany on the joint development and sale in Japan, the U.S., Europe and some Asian countries, of

*Matuzumab*, the humanized antibody against the epidermal growth factor receptor, which contributes to the production and progression of cancer.

- In November 2005, the Company acquired an exclusive license to develop and market the drug in Japan with respect to *Omacor*, a treatment for hypertriglyceridemia, from Pronova Biocare AS of Norway.
- In December 2005, the Company identified one of the novel targets on Alzheimer treatment in joint research with Evotec Neurosciences GmbH of Germany.
- In January 2006, the Company started Phase II trials in Japan on ATL-962, treatment for obesity, of Alizume Plc of England.
- In January 2006, Sucampo Pharmaceuticals, Inc. of the U.S. granted approval for marketing *Amitiza*, treatment for chronic idiopathic constipation, from the FDA and TPNA and Sucampo launched its joint sales in the U.S. in April 2006.
- In February 2006, the Company acquired an exclusive license to develop and market the drug in Japan with respect to *Hematide*, treatment for renal anemia and anemia from cancer, from Affymax, Inc. of U.S.
- In March 2006, the Company acquired an exclusive right to use LG-474, a novel target of treatment for cardiovascular disease which was identified based on the in-house developed program, from Lexicon Genetics Inc. of U.S.
- In March 2006, the Company entered into license agreements with Bio Numerik Pharmaceuticals, Inc., ASKA pharmaceutical Co., Ltd., and KI Pharmaceuticals, Inc. on *Tavocept*, a anti-cancer chemoprotective agent, and the Company acquired an exclusive right to market it in Japan.
- In March 2006, the Company, with respect to antibody drug for cancer, acquired an exclusive right for access to a certain number of functional mouse monoclonal antibodies that have antitumor activity from Arius Research Inc. of Canada with respect to antibodies for cancer for the period of three years.

The **Consumer Healthcare business** posted net sales of ¥55.4 billion, a decrease of ¥0.2 billion (0.4 percent) compared with the previous fiscal year. Although sales of *Nicorette* increased due to the effect of the launch of *Nicorette cool mint* and sales of *Actage AN* tablets also increased, sales of *Alinamin* tablets, *Alinamin* drinks and *Hicee* products declined.

Net sales for **Other Businesses** decreased ¥14.8 billion (9.7 percent) in revenue compared with the previous fiscal year to an amount totaling ¥137.7 billion, while operating income increased ¥7.1 billion (93.7 percent) to ¥14.7 billion.

- The sharp decline in net sales was due to the discontinuance of sales of Life-Environmental Business products, resulting from the transfer of shares of subsidiaries and affiliates of Life-Environmental Business in April 2005. As the food and beverage business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., which is a joint venture of House Foods Corporation and the Company, in April 2006, sales of the relevant business of Takeda Food Products, Ltd. will not be consolidated after the following fiscal year. (Accordingly, the gain from the transfer of business in the amount of approximately ¥ 19.0 billion is expected for fiscal 2006.)

## Capital Investment and Funding of Takeda Group

With respect to the capital investment of this fiscal year, the total capital investment, including construction of a new office building for TPNA was ¥32.6 billion.

Financing for these investments was covered almost entirely by internal funds, and other cash management needs were also met adequately.

## Future Management Issues of Takeda Group

The Company aim to achieve its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products." through the implementation of "Takeda-ism" (referring to Integrity = Fairness, Honesty and Perseverance) as the basis of all business activities.

In the 2001-2005 Medium-term Management Plan, the Company continued to focus on its pharmaceutical business and took the first step in its challenge to become a "world-class pharmaceutical company." For the recently established 2006-2010 Medium-term Management Plan, the Company will continue to further challenge itself, on the foundation of previous Medium-term Management Plan, towards realization of its goal to become a "world-class pharmaceutical company originated in Japan" which have the medium and long-term prominent prospect, with "Takeda-ism" at the core thereof.

Fiscal 2006 is an important year, in that it is start of the 2006-2010 Medium-term Management Plan. The Group will dedicate its collective efforts to the comprehensive improvement of its strength, such as "the planning of carefully thought out strategy from a long-term perspective the implementation thereof" and "high productivity and efficiency", will devote its every efforts to new challenges and will strive for continuous growth of the Group and maximization of the corporate value.

1. Enhancement of the research and development pipeline centered on creation of new drugs through in-house research and development activities
   The Company, as a "research and development-oriented international company", will concentrate investment in research and development and will establish a structure for realizing sustainable creation of new drugs through in-house research and development. The Company will improve the speed and efficiency of research and development and will achieve medium and long-term steady growth, centered on in-house products, through implementation of the reformation of research and development procedures and focusing resources on a priority theme.

2. Building of a self-sustaining tripolar marketing system
   By utilizing the best marketing practices of three-regions (Japan, the U.S. and Europe), the Company will establish an efficient promotion model of its own and will build a leaner and meaner self-sustaining marketing system by which it can conduct operations appropriate in respective markets.

3. Performance of an efficient global management
   While further strengthening functions of the Company, including research, development, manufacturing, sales, alliance and intellectual property, the Company will establish a

management system, in which it performs its business globally by integrating such functions. With respect to the administrative function, such as personnel and accounting, the Company will build a system by which it controls the relevant functions of each group company with preservation of self-responsibility and self-independence of each group company. The Company will also enhance human resources both in Japan and overseas, and will achieve consistent group management by hiring optimum individuals under a headquarter-based efficient global management system.

**Litigation**

With respect to the sales of *Leuprorelin* (brand name "*Lupron Depot*" in the U.S.) in the U.S. by TAP (50% owned by TAH and the remaining 50% by Abbott Laboratories ("Abbott") in the U.S.), civil litigations were brought against TAP, Abbott and the Company in several federal and state courts by patients and insurance companies and others in which plaintiffs claimed damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (the lawsuits alleging similar causes of actions are sometimes collectively called as "AWP Suits"). In November, 2004, TAP, Abbott and the Company concluded a class and other settlement agreement with plaintiff attorneys under which TAP agreed to pay a total of $150 million. This settlement was approved finally by the U.S. District Court for the District of Massachusetts in Boston in August 2005.

Separately from this settlement, industry-wide AWP Suits involving many U.S. major pharmaceutical companies have been under dispute. As part of this litigation, TAP and TPNA are named as defendants, although for different drugs, in lawsuits claiming the payment of damages in federal and state courts. The Company is also a defendant in certain AWP Suits together with TAP and TPNA.

In the end of June 2005, Abbott filed a lawsuit for damage against the Company with a federal district court in Chicago, claiming that the Company is receiving excessive profit by forcing the continuation of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the provision of venue designation stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal to the U.S. 7th Circuit Court of Appeals, challenging this judgment.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, regarding pharmaceutical patents for *Leuprorelin* (domestic brand name *Leuplin*), was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim the remuneration for employee invention in the amount of ¥37.2 billion from the deceased ex-employee. The plaintiffs have claimed ¥100 million as an initial part of the amount that the Company allegedly owes. In December 2005, the claimed amount was increased to ¥500 million. In addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming the payment of ¥1 billion as an initial part of the remuneration for employee invention, alleging that the plaintiff inherited the right to claim the remuneration for employee invention totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated and are jointly being tried by the court.

The Company is diligently taking all necessary and proper measures to cope with these lawsuits.

We respectfully request the continued understanding and support of our shareholders.

## 2. Business Results

(1) Business Results and Financial Position of Takeda Group (Billions of yen, unless otherwise indicated)

| | 126th fiscal year | 127th fiscal year | 128th fiscal year | 129th fiscal year |
|---|---|---|---|---|
| | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 | April 1, 2005 to March 31, 2006 |
| Net sales | 1,046.0 | 1,086.4 | 1,123.0 | 1,212.2 |
| Ordinary income | 405.1 | 446.1 | 442.1 | 485.4 |
| Net income | 271.7 | 285.3 | 277.4 | 313.2 |
| Net income per share (yen) | 307.63 | 321.86 | 313.01 | 353.47 |
| Total assets | 2,059.3 | 2,335.7 | 2,545.4 | 3,042.3 |
| Net assets | 1,567.7 | 1,781.0 | 2,001.4 | 2,348.4 |

(2) Business Results and Financial Position of the Company (Billions of yen, unless otherwise indicated)

| | 126th fiscal year | 127th fiscal year | 128th fiscal year | 129th fiscal year |
|---|---|---|---|---|
| | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 | April 1, 2005 to March 31, 2006 |
| Net sales | 759.9 | 764.1 | 784.8 | 840.2 |
| Ordinary income | 269.9 | 311.7 | 356.7 | 364.4 |
| Net income | 175.4 | 189.7 | 235.5 | 249.4 |
| Net income per share (yen) | 197.12 | 213.18 | 264.69 | 280.31 |
| Total assets | 1,476.7 | 1,694.5 | 1,847.6 | 2,157.5 |
| Net assets | 1,185.6 | 1,365.5 | 1,519.7 | 1,728.4 |

(3) Net Sales by Business Category (Billions of yen)

| | | | 126th fiscal year | 127th fiscal year | 128th fiscal year | 129th fiscal year |
|---|---|---|---|---|---|---|
| | | | April 1, 2002 to March 31, 2003 | April 1, 2003 to March 31, 2004 | April 1, 2004 to March 31, 2005 | April 1, 2005 to March 31, 2006 |
| Pharmaceuticals Businesses | Ethical Drugs Business | | 810.3 | 877.1 | 914.8 | 1,019.1 |
| | | Domestic | 419.5 | 429.7 | 451.9 | 493.5 |
| | | Overseas | 390.7 | 447.4 | 462.9 | 525.6 |
| | Consumer Healthcare Business | | 63.8 | 58.2 | 55.7 | 55.4 |
| Other Businesses | | | 171.8 | 151.1 | 152.5 | 137.7 |
| Total | | | 1,046.0 | 1,086.4 | 1,123.0 | 1,212.2 |

## 3. Outline of the Company (as of March 31, 2006)

(1) Main Businesses of Takeda Group

The Takeda Group is engaged in the manufacture and sale of the following products:

| Type of Business | | Main Products |
|---|---|---|
| Pharmaceuticals Segment | Ethical Drugs Business | Ethical drugs |
| | Consumer Healthcare Business | OTC drugs<br>Quasi-ethical drugs |
| Other Business Segment | | Laboratory chemicals, Diagnostic reagents, Heavy chemicals, Food, Beverages |

Note: The food and beverage business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, which is a joint venture of House Foods Corporation and the Company, in April 2006.

(2) Common Stock of the Company

[1] Number of Shares and Shareholders

| | | |
|---|---|---|
| Number of shares | Total number of shares authorized to be issued by the Company | 3,500,000,000 |
| | Total number of shares issued | 889,272,395 |
| Number of shareholders | | 108,111 |

[2] Principal Shareholders

| Name of Shareholder | Investment in the Company by each shareholder | | Investment by the Company in each shareholder | |
|---|---|---|---|---|
| | Number of shares held (thousands) | Percentage of total shares | Number of shares held (thousands) | Percentage of total shares |
| Nippon Life Insurance Company | 56,400 | 6.34 | — | — |
| Japan Trustee Services Bank, Ltd. (Trust account) | 52,715 | 5.93 | — | — |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 39,374 | 4.43 | — | — |
| State Street Bank and Trust Company 505103 | 21,821 | 2.45 | — | — |
| The Chase Manhattan Bank NA London | 21,346 | 2.40 | — | — |
| The Daiichi Mutual Life Insurance Company | 19,029 | 2.14 | — | — |
| Takeda Science Foundation | 17,912 | 2.01 | — | — |
| The Chase Manhattan Bank NA London, Securities Lending Omnibus Account | 17,420 | 1.96 | — | — |
| BNP Paribas Securities (Japan) Limited | 13,536 | 1.52 | — | — |
| Nomura Securities Co., Ltd. | 12,320 | 1.39 | — | — |

[3] Acquisition, Transfer and Holding of Treasury Stock

1. Shares Acquired
   Common stock: 25,924 shares
   Total acquisition cost: 155,522 thousand yen
2. Shares Transferred
   Common stock: 3,335 shares
   Total proceeds: 20,075 thousand yen
3. Shares Lapsed
   None
4. Shares Owned as of March 31, 2006
   Common stock: 534,624 shares

(3) Material Business Affiliations

[1] Principal Consolidated Subsidiaries and Affiliates

| Name of Company (Country) | | Capital Stock | Percentage of total shares | Principal Business |
|---|---|---|---|---|
| U.S.A. | Takeda America Holdings, Inc. (U.S.A.) | $2,827.26 million (¥332,118 million) | 100.0% | Holding company in the U.S. |
| | Takeda Pharmaceuticals North America, Inc. (U.S.A.) | $1 | (100.0) | Sale of pharmaceuticals |
| | Takeda Global Research and Development Center Inc. (U.S.A.) | $5.0 million (¥587 million) | (100.0) | Development of pharmaceuticals |
| | Takeda San Diego, Inc. (U.S.A.) | $1 | (100.0) | Research and development of pharmaceuticals |
| | Takeda Research Investment, Inc. (U.S.A.) | $17.07 million (¥2,005 million) | (100.0) | Investment in bio-venture companies |
| | TAP Pharmaceutical Products Inc. (U.S.A.) | $39.5 million (¥4,640 million) | (50.0) | Development and sale of pharmaceuticals |

| | | | | |
|---|---|---|---|---|
| Europe | Takeda Global Research and Development Centre (Europe), Ltd. (U.K.) | £800 thousand (¥164 million) | 100.0 | Development of pharmaceuticals |
| | Laboratoires Takeda (France) | 2.24 million euros (¥320 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda UK Limited (U.K.) | £86.0 million (¥17,644 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Pharma GmbH (Germany) | 5.11 million euros (¥730 million) | 100.0 | Sale of pharmaceuticals |
| | Takeda Pharma Ges.m.b.H (Austria) | 0.07 million euros (¥10 million) | (100.0) | Sale of pharmaceuticals |
| | Takeda Pharma AG (Switzerland) | 250 thousand swiss franc (¥23 million) | (100.0) | Sale of pharmaceuticals |
| | Takeda Italia Farmaceutici S.p.A. (Italy) | 1.01 million euros (¥145 million) | 76.9 | Manufacture and sale of pharmaceuticals |
| | Takeda Ireland Limited (Ireland) | 92.34 million euros (¥13,186 million) | 100.0 | Manufacture of pharmaceuticals |
| | Takeda Pharma Ireland Limited (Ireland) | 513.6 million euros (¥73,347 million) | 100.0 | Manufacture of pharmaceuticals |
| Aaia | Takeda Chemical Industries (Taiwan), Ltd. (Taiwan) | 90.0 million NT dollars (¥326 million) | 100.0 | Sale of pharmaceuticals |
| | Tianjin Takeda Pharmaceuticals Co., Ltd. (China) | $19.2 million (¥2,255 million) | 75.0 | Manufacture and sale of pharmaceuticals |
| | P.T. Takeda Indonesia (Indonesia) | 1,467 million rupiah (¥19 million) | 70.0 | Manufacture and sale of pharmaceuticals |
| | Boie-Takeda Chemicals, Inc. (Philippines) | 107.43 million pesos (¥249 million) | 50.0 | Sale of pharmaceuticals |
| | Takeda (Thailand), Ltd. (Thailand) | 20.0 million baht (¥60 million) | 48.0 | Sale of pharmaceuticals |
| Japan | Nihon Pharmaceutical Co., Ltd, (Japan) | ¥760 million | 86.6 | Manufacture and sale of pharmaceuticals |
| | Takeda Healthcare Products Co., Ltd. (Japan) | ¥400 million | 100.0 | Manufacture of pharmaceuticals |
| | Amato Pharmaceutical Products, Ltd. (Japan) | ¥96 million | 30.0 | Manufacture and sale of pharmaceuticals |
| | Wako Pure Chemical Industries, Ltd. (Japan) | ¥2,340 million | 69.5 | Manufacture and sale of laboratory chemicals, diagnostic reagents and heavy chemicals |

Notes:

1. The figures in parentheses under the column "Capital Stock" show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2006.
2. The figures in parentheses under the column "Percentage of total shares" show the percentage held indirectly through the holding companies, etc.

[2] Progress of Material Business Affiliations

1. In February 2006, Takeda San Diego, Inc. greatly reduced its capital stock on purpose to concentrate funds in Takeda America Holdings, Inc., which owns all shares in Takeda San Diego, Inc., for promoting the efficiency of investments.
2. In April 2006, the food and beverage business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, which is a joint venture of House Foods Corporation and the Company.

[3] Results of Material Business Affiliations

As of March 31, 2006, the number of consolidated subsidiaries was 46 and the number of equity method affiliates was 20. Results of business affiliations of the fiscal year ended March 31, 2006 is as per stated in "2. Business Results (1) Business Results and Financial Position of Takeda Group".

(4) Employees

[1] Number of employees of Takeda Group

| Number of employees | Increase from the previous fiscal year end |
|---|---|
| 15,069 | 559 |

Note: The number of employees represents the number of working employees.

[2] Number of employees of the Company

| Number of employees | Decrease from the previous fiscal year end | Average age | Average length of employment (years) |
|---|---|---|---|
| 5,834 | (88) | 41.8 | 19.6 |

Note: The number of employees represents the number of working employees.

(5) Major Offices

[1] Major Offices of the Company

| | |
|---|---|
| Head Office | 1-1, Doshomachi 4-chome, Chuo-ku, Osaka |
| Tokyo Head Office | 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba-Saitama Branch (Tokyo), Kita Kanto Branch (Tokyo), Koshin-etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City) and Fukuoka Branch |
| Plants | Shonan Plant (Fujisawa City), Osaka Plant and Hikari Plant |
| Research Centers | Discovery Research Center, Biomedical Research Laboratories, Medical Chemistry Research Laboratories, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Healthcare Research Laboratories (the above are located in Osaka City)<br>Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City) |

Note: Shonan Plant (Fujisawa City) was terminated and Healthcare Research Laboratories changed its name to Health Science Laboratory, each as of April 1, 2006.

506

[2] Major Offices of the Consolidated Subsidiaries and Affiliates

| | | |
|---|---|---|
| U.S.A. | Takeda America Holdings, Inc. | Head Office: New York, NY, U.S.A. |
| | Takeda Pharmaceuticals North America, Inc. | Head Office: Lincolnshire, IL, U.S.A. |
| | Takeda Global Research and Development Center, Inc. | Head Office: Lincolnshire, IL, U.S.A. |
| | Takeda San Diego, Inc. | Head Office: San Diego, CA, U.S.A. |
| | Takeda Research Investment, Inc. | Head Office: Palo Alto, CA, U.S.A. |
| | TAP Pharmaceutical Products Inc. | Head Office: Lake Forest, IL, U.S.A. |
| Europe | Takeda Global Research & Development Centre (Europe) Ltd. | Head Office: London, United Kingdom |
| | Laboratoires Takeda | Head Office: Puteaux cedex, France |
| | Takeda UK Limited | Head Office: Buckinghamshire, United Kingdom |
| | Takeda Pharma GmbH | Head Office: Aachen, Germany |
| | Takeda Pharma Ges.m.b.H | Head Office: Vienna, Austria |
| | Takeda Pharma AG | Head Office: Lachen, Switzerland |
| | Takeda Italia Farmaceutici S.p.A. | Head Office: Rome, Italy<br>Plant: Cerano, Italy |
| | Takeda Ireland Limited | Head Office: Kilruddery, Ireland<br>Plant: Kilruddery, Ireland |
| | Takeda Pharma Ireland Limited | Head Office: Dublin, Ireland<br>Plant: Dublin, Ireland |
| Asia | Takeda Chemical Industries (Taiwan), Ltd. | Head Office: Taipei, Taiwan |
| | Tianjin Takeda Pharmaceuticals Co., Ltd. | Head Office: Tianjin, China<br>Plant: Tianjin, China |
| | P.T. Takeda Indonesia | Head Office: Jakarta, Indonesia<br>Plant: Bekasi, Indonesia |
| | Boie-Takeda Chemicals, Inc. | Head Office: Manila, Philippines |
| | Takeda (Thailand), Ltd. | Head Office: Bangkok, Thailand |
| Japan | Nihon Pharmaceutical Co., Ltd, | Head Office: Chiyoda-ku, Tokyo<br>Plants: Narita City; and Izumisano City |
| | Takeda Healthcare Products Co., Ltd. | Head Office: Fukuchiyama City<br>Plants: Fukuchiyama City |
| | Amato Pharmaceutical Products, Ltd. | Head Office: Fukuchiyama City<br>Plants: Fukuchiyama City |
| | Wako Pure Chemical Industries, Ltd. | Head Office: Osaka City<br>Plants: Kawagoe City; Toyohashi City; and Amagasaki City |

(6) Directors and Corporate Auditors

| Position | Name | Duty or Primary Occupation |
|---|---|---|
| Chairman of the Board (Representative Director) | Kunio Takeda | |
| President (Representative Director) | Yasuchika Hasegawa | |
| Managing Director | Hiroshi Akimoto | MPDRAP Adviser |
| Managing Director | Makoto Yamaoka | General Manager of Pharmaceutical Marketing Division |
| Director | Kiyoshi Kitazawa | General Manager of Pharmaceutical Development Division |
| Director | Takashi Soda | Special Task |
| Director | Hiroshi Shinha | General Manager of Legal Department |
| Director | Toyoji Yoshida | General Manager of Corporate Communications Department |
| Full-Time Corporate Auditor | Yuzuru Takagi | |
| Corporate Auditor | Kiyoshi Taura | Attorney at law |
| Corporate Auditor | Yoichi Asakawa | U.S. Certified Public Accountant |
| Corporate Auditor | Tadashi Ishikawa | Attorney at law |

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as prescribed in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha (Corporations).

The following Director and Corporate Auditor retired from their offices during the fiscal year:

| | |
|---|---|
| Executive Vice President | Shozo Nakamura (Retired on June 29, 2005.) |
| Corporate Auditor | Naoaki Yoshii (Retired on June 29, 2005.) |

(7) Amount of Remuneration for Independent Auditors

(Millions of yen)

| | | |
|---|---|---|
| 1. | Total amount of remuneration to be paid by the Company and its consolidated subsidiaries | 163 |
| 2. | Out of the amount shown in above 1, total amount of remuneration to be paid by the Company and its consolidated subsidiaries for audit certification services rendered pursuant to Para. 1, Article 2 of Certified Public Accountant Law | 148 |
| 3. | Out of the amount shown in above 2, amount of remuneration for accounting auditor to be paid by the Company | 105 |

Note: Since the audit engagement between the Company and its independent auditors does not differentiate the amount of remuneration for audit under the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki Kaisha (Corporations) from the one for audit under the Securities and Exchange Law, the amount under 3 above shows total remuneration for both audits.

*****************************************************************

Note to Business Report:
In this business report, all monetary amounts for the 127th, 128th and 129th terms are rounded up to the nearest unit in case of the first decimal being 5 or more, or rounded down to the nearest unit in case of the first decimal being less than 5. All monetary amounts for the 126th term and previous terms are rounded down to the nearest unit.

# CONSOLIDATED BALANCE SHEET

(As of March 31, 2006) (Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **Current assets** | **2,371,970** | **Current liabilities** | **488,227** |
| Cash and deposits | 450,709 | Notes and accounts payable | 78,195 |
| Notes and accounts receivable | 236,680 | Short-term loans | 5,446 |
| Marketable securities | 1,405,811 | Income taxes payable | 151,947 |
| Inventories | 98,258 | Accrued expenses | 125,114 |
| Deferred income taxes | 135,019 | Reserve for bonuses | 34,782 |
| Other current assets | 45,802 | Other reserves | 7,299 |
| Allowance for doubtful receivables | (309) | Other current liabilities | 85,445 |
| **Fixed assets** | **670,324** | **Long-term liabilities** | **158,444** |
| **Tangible fixed assets** | **215,670** | Reserve for retirement benefits | 35,119 |
| Buildings and structures | 100,502 | Reserve for directors' retirement allowances | 1,829 |
| Machinery, equipment and carriers | 42,594 | Reserve for SMON compensation | 4,486 |
| Tools and fixtures | 7,461 | Deferred income taxes | 106,223 |
| Land | 44,853 | Other long-term liabilities | 10,786 |
| Construction in progress | 20,260 | | |
| **Intangible fixed assets** | **5,330** | | |
| Goodwill | 1,568 | **Total liabilities** | **646,671** |
| Other intangible fixed assets | 3,762 | **Minority interests** | **47,193** |
| | | **Common stock** | **63,541** |
| **Investments and other assets** | **449,325** | **Capital surplus** | **49,641** |
| Investment securities | 387,964 | **Retained earnings** | **2,062,226** |
| Long-term loans | 187 | **Unrealized gain on securities** | **171,844** |
| Real estates for lease | 23,354 | **Foreign currency translation adjustments** | **4,224** |
| Deferred income taxes | 12,609 | **Treasury stock** | **(3,046)** |
| Others | 25,402 | | |
| Allowance for doubtful accounts | (191) | **Total shareholders' equity** | **2,348,429** |
| **TOTAL ASSETS** | **3,042,294** | **TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY** | **3,042,294** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## CONSOLIDATED STATEMENT OF INCOME

(April 1, 2005 to March 31, 2006) (Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Profit and Loss** | |
| **Operating revenue and expenses:** | |
| **Operating revenue** | **1,212,207** |
| Net sales | 1,212,207 |
| **Operating expenses** | **809,398** |
| Cost of sales | 282,102 |
| Selling, general and administrative expenses | 527,296 |
| **Operating income** | **402,809** |
| **Non-operating income and expenses:** | |
| **Non-operating income** | **103,867** |
| Interest and dividend income | 34,211 |
| Equity in earnings of affiliates | 54,184 |
| Other non-operating income | 15,472 |
| **Non-operating expenses** | **21,322** |
| Interest expenses | 365 |
| Other non-operating expenses | 20,957 |
| **Ordinary income** | **485,354** |
| **Extraordinary Gain and Loss** | |
| **Extraordinary gain** | **32,604** |
| Gain on sale of fixed assets | 145 |
| Gain on sale of shares of subsidiaries and affiliates | 12,048 |
| Gain from transfer to the Japanese Government of the substitutional portion of the employee pension fund | 20,411 |
| **Income before income taxes and minority interests** | **517,957** |
| **Income taxes:** | **201,361** |
| Current | 240,449 |
| Deferred | (39,088) |
| **Minority interests** | **(3,348)** |
| **Net income** | **313,249** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## [Summary of Significant Accounting Policies for the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 46

Names of principal consolidated subsidiaries:

| | |
|---|---|
| (Domestic) | Wako Pure Chemical Industries, Ltd., Takeda Food Products, Ltd. |
| (Overseas) | Takeda America Holdings, Inc., Takeda Pharmaceuticals North America, Inc., Takeda San Diego, Inc., Takeda Global Research and Development Center, Inc., Takeda Global Research & Development Centre (Europe) Ltd., Laboratoires Takeda, Takeda UK Limited, Takeda Italia Farmaceutici S.p.A., Takeda Pharma GmbH, Takeda Ireland Limited and Takeda Pharma Ireland Limited. |

(2) Number of consolidated subsidiaries increased and decreased:

Increased: 1 (an increase caused by establishment)

Decreased: 3 (decreases caused by transfer of shares).

2. Application of the Equity Method

(1) Number of affiliated companies accounted for by the equity method: 20

Names of principal affiliated companies accounted for by the equity method:

(Overseas) TAP Pharmaceutical Products Inc.

(2) Number of affiliated companies accounted for by the equity method increased and decreased:

Increased: 1 (an increase caused by establishment)

Decreased: 4 (decreases caused by transfer of shares)

3. Treatment in connection with Consolidated Subsidiaries with Fiscal Year End Other than March 31

Out of the consolidated subsidiaries and affiliates, the annual account settlement date of Tianjin Takeda Pharmaceuticals Co., Ltd. (consolidated subsidiary) and TAP Pharmaceutical Products Inc. (affiliated company accounted for by the equity method) is December 31 of each year. In preparing the consolidated financial statements of these two companies, financial statements that were prepared based on the provisional account settlement conducted as of March 31 are used.

4. Accounting Standards

(1) Valuation of Major Assets

1) Securities

| | |
|---|---|
| Trading securities | Valued at fair value (Cost of securities sold is primarily calculated using the moving average method.) |
| Held-to-maturity securities: | Valued at amortized cost (straight-line method) |
| Available-for-sale securities | |
| With market value: | Valued at market based on market prices at the balance sheet date (Unrealized gains and losses are included in shareholders' equity, and cost of securities sold is primarily calculated using the moving-average method.) |
| Without market value: | Valued primarily at cost using the moving-average method |

2) Derivatives — Valued at fair value

3) Inventories

| | |
|---|---|
| Merchandise, finished products, semi-finished products and work-in-process: | Valued primarily at lower of cost or market price using the weighted average cost method |

| | |
|---|---|
| Raw materials and supplies: | Valued primarily at lower of cost or market price using the moving-average method |

(2) Depreciation of Tangible Fixed Assets and Real Estates for Lease
The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows:

| | |
|---|---|
| Buildings and structures: | 15-50 years |
| Machinery, equipment and carriers: | 4-15 years |

(3) Provision of Major Reserves

1) Allowance for doubtful receivables:
To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.
Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) Reserve for bonuses:
To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

3) Reserve for retirement benefits:
To cover payment of retirement benefits to employees, reserves are provided as follows:

- The Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair amounts funded under the corporate pension plans (contributory and qualified pension plans).

- Five consolidated companies provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair amounts funded under the corporate pension plans (qualified pension plans). One of the five companies has adopted the above-mentioned accounting method from this fiscal year. Such change has no material impact on the consolidated financial statements.

- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the fiscal year.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.
Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.
(Additional information)
In accordance with the Defined-Benefit Corporate Pension Law, on May 1, 2005, the Company received approval from the Minister of Health, Labour and Welfare for transfer to the Japanese Government of the past substitutional portion of its employee pension fund, and transferred the amount (minimum reserve) on September 13, 2005. A gain of

¥20,411 million from such transfer of the substitutional portion of the employee pension fund is accounted for as extraordinary gain.

4) Reserve for directors' retirement bonuses
To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with the Company's internal regulations.

5) Reserve for SMON compensation
The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the fiscal year.

(4) Accounting for Lease Transactions
Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

(5) Hedge Accounting
1) Methods of hedge accounting
The Takeda Group uses mainly deferral hedge accounting. However, under certain conditions, forward exchange transactions and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

2) Hedging instruments, hedging targets and hedging policies
The Takeda Group uses interest rate swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange transactions and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

3) Method of assessing effectiveness of hedges
Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

(6) Other
Consumption taxes are excluded from items in the consolidated statement of income.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the full mark-to-market method.

6. Amortization of Goodwill
Goodwill is amortized on a straight-line basis, generally over a five-year period.

**[Notes to Consolidated Balance Sheet]**

1. Accumulated depreciation

| | |
|---|---|
| (1) Tangible fixed assets | ¥376,598 million |
| (2) Real estates for lease | ¥4,735 million |

2. Pledged assets

| | |
|---|---|
| Assets pledged as collateral | ¥5,694 million |

Debt corresponding to pledged assets ¥1,772 million

3. Contingent Liabilities
   (1) Endorsed trade notes receivable ¥13 million
   (2) Guarantees
       Loans guaranteed ¥3,791 million

## [Notes to Consolidated Statement of Income]

1. Research and development costs ¥169,645 million

2. Extraordinary gain
   (Gain on sale of fixed assets)
   Gain on sale of unused real estate is accounted for as extraordinary gain. The main component of this is land.
   (Gain on sale of shares of affiliates)
   Gain from transfer of shares of subsidiaries and affiliates of Life-Environmental Business, Wyeth K.K. and Takeda Foods Corporation is accounted for.
   (Gain from transfer to the Japanese Government of the substitutional portion of the employee pension fund)
   As the Company received approval from the Minister of Health, Labour and Welfare on May 1, 2005, for transfer to the Japanese Government of the past substitutional portion of its employee pension fund, the Company transferred the amount on September 13, 2005.

3. Net income per share ¥353.47
   Calculated in accordance with "Accounting Standards for Net Income per Share" ( Accounting Standards Board of Japan Statement No. 2).

## [Notes on Significant Subsequent Events]

1. Transfer of the business of Takeda Food Products, Ltd.
   In April 2006, the beverage and food business of Takeda Food Products, Ltd., a wholly-owned subsidiary of the Company was transferred to House Wellness Foods Corporation, Ltd., which is a joint venture between the Company and House Foods and Corporation. Accordingly, a gain from the transfer of business, totaling approximately ¥19 billion, is expected to be accounted for in fiscal 2006.

2. Acquisition of the Company's own shares
   The Board of Directors of the Company resolved at its meeting held on May 11, 2006 that during the period from May 15, 2006 to June 20, 2006, the Company would acquire its own shares on the market up to 12 million shares, and up to the total acquisition cost of ¥80 billion yen.

3. Making Daiwa Estate Company, Ltd. and Shinwa Estate Company, Ltd. wholly-owned subsidiaries of the Company
   The Board of Directors of the Company resolved at its meeting held on May 11, 2006 that a share exchange agreement shall be entered into by and between Daiwa Estate Company, Ltd. ("Daiwa"), a 50%-owned consolidated subsidiary of the Company, for the purpose of making Daiwa a wholly-owned subsidiary of the Company.
   As a result of such share exchange transaction, Shinwa Estate Company, Ltd. (currently 50% owned by the Company and 50% by Daiwa, a consolidated subsidiary of the Company) will also become a wholly-owned subsidiary of the Company. The share exchange will be executed on June 23, 2006. 6.34 million shares of the Company to be used for such exchange will be provided from the treasury stock to be acquired by the above-mentioned acquisition.

**[Notes on Accounting for Deferred Income Taxes]**

1. Major components of deferred tax assets and liabilities

| | (Millions of yen) |
|---|---|
| (Deferred tax assets) | |
| Deferred tax assets | |
| Reserve for bonuses | 11,021 |
| R & D costs | |
| Enterprise taxes | 30,185 |
| Unrealized intercompany profits | 12,918 |
| Other | 10,603 |
| Deferred tax assets total | 62,854 |
| | 127,582 |
| Long-term deferred tax assets | |
| Reserve for retirement benefits | |
| Tax loss carry forwards | 12,989 |
| Other | 4,037 |
| Long-term deferred tax assets subtotal | 47,690 |
| Valuation allowance | 64,716 |
| Long-term deferred tax assets total | (3,270) |
| Total deferred tax assets | 61,445 |
| | 189,027 |
| (Deferred tax liabilities) | |
| Deferred tax liabilities | |
| Unrealized gain on securities | |
| Other | (10) |
| Deferred tax liabilities total | (729) |
| | (739) |
| Long-term deferred tax liabilities | |
| Unrealized gain on securities | |
| Undistributed earnings of foreign subsidiaries and affiliates | (113,911) |
| Reserve for reduction of fixed assets | (19,860) |
| Other | (11,893) |
| Long-term deferred tax liabilities total | (9,396) |
| | (155,060) |
| Total deferred tax liabilities | |
| | (155,799) |
| Net deferred tax assets | |
| | 33,228 |

2. The effective income tax rates of the companies after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

| | (%) |
|---|---|
| Statutory tax rate | 40.9 |
| (Adjustment) | |
| Expenses not deductible for tax purposes | 0.6 |
| Loss in subsidiaries | 0.0 |
| Equity in earnings of affiliates | (3.3) |
| Non-taxable dividend income | (0.1) |
| Tax credits primarily for research and development costs | (1.6) |
| Other - net | 2.4 |
| Effective tax rate after application of deferred tax accounting | 38.9 |

## [Notes on Accounting for Retirement Benefits]

1. Description of retirement benefit system adopted

   The Company adopted a defined benefit system comprising of a contributory pension plan, a qualified pension plan and a lump-sum retirement payment.

   In accordance with the Defined-Benefit Corporation Law, on May 1, 2005, the Company received approval from the Minister of Health, Labour and Welfare for transfer to the Japanese Government of the past substitutional portion of the its employee pension fund, and transferred the amount (minimum reserve) on September 13, 2005.

2. Retirement benefit obligation

| | (Millions of yen) |
|---|---|
| a. Projected benefit obligation | (275,585) |
| b. Plan assets at fair value | 292,242 |
| c. Funded status (a + b) | 16,657 |
| d. Unrecognized actuarial gains and losses | (31,671) |
| e. Unrecognized prior service cost | (1,220) |
| f. Net liability (c + d + e) | (16,233) |
| g. Prepaid pension costs | 18,886 |
| h. Reserve for retirement benefits (f - g) | (35,119) |

Note: Some consolidated subsidiaries use the simplified method in calculating the retirement benefit obligation.

With respect to the transfer of the substitutional portion of the employee pension fund, a gain of ¥ 20,411 million from such transfer of the substitutional portion of the employee pension fund is accounted for as extraordinary gain.

3. Retirement benefit costs

| | (Millions of yen) |
|---|---|
| a. Service cost (Note 2) | 5,251 |
| b. Interest cost | 5,603 |
| c. Expected return on plan assets | (4,957) |
| d. Recognized actuarial gains and losses | 1,327 |
| e. Amortization of prior service cost | 8 |
| f. Net periodic retirement benefit costs (a + b + c + d + e) | 7,232 |

Notes: 1. The portion of cost for seconded to loaned employees which was borne by the companies at which such employees work is deducted.

2. Retirement benefit costs of consolidated subsidiaries that use a simplified method are stated in "a. Service cost".

4. Items Related to Basis of Calculation of Retirement Benefit Obligation

| | |
|---|---|
| a. Periodic allocation method for projected benefits: | Straight-line standard |
| b. Discount rate: | 2.0%-2.5% |
| c. Expected rate of return on plan assets: | 0.8%-2.5% |
| d. Recognition period of prior service cost : | Generally five years (using the straight-line method over the fixed number of years within the average remaining years of service time when obligations arise) |
| e. Recognition period of actuarial gains and losses: | Generally five years (expensed from the period of occurrence, mainly using the straight-line method over the fixed number of years within the average remaining years of service when obligations arise) |

# NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2006) (Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **Current assets** | **1,206,730** | **Current liabilities** | **342,696** |
| Cash and deposits | 213,436 | Notes payable | 88 |
| Notes receivable | 10,578 | Accounts payable | 52,205 |
| Accounts receivable | 151,612 | Other payable and accrued expenses | 115,766 |
| Marketable securities | 635,042 | Income taxes payable | 133,612 |
| Merchandise and products | 25,863 | Consumption tax payable | 3,644 |
| Work-in-process and semi-finished products | 23,014 | Deposits received | 5,943 |
| Materials | 13,280 | Reserve for loss on sales return | 665 |
| Advances | 2,452 | Reserve for sales rebates | 6,187 |
| Advance payments and prepaid expenses | 682 | Reserve for bonuses | 23,967 |
| Deferred income taxes | 106,697 | Other current liabilities | 618 |
| Other current assets | 24,096 | **Long-term liabilities** | **86,405** |
| Allowance for doubtful receivables | (23) | Reserve for retirement benefits | 18,592 |
| | | Reserve for directors' retirement allowances | 1,034 |
| | | Reserve for SMON compensation | 4,486 |
| **Fixed assets** | **950,814** | Deferred income taxes | 61,256 |
| **Tangible fixed assets** | **105,489** | Other long-term liabilities | 1,037 |
| Buildings and structures | 60,741 | | |
| Machinery and equipment | 20,731 | **Total liabilities** | **429,101** |
| Vehicles and carriers | 86 | **Common stock** | **63,541** |
| Tools and fixtures | 2,406 | **Capital surplus** | **49,641** |
| Land | 20,826 | Additional paid-in capital | 49,638 |
| Construction in progress | 698 | Gain on disposal of treasury stock | 3 |
| | | **Retained earnings** | **1,487,150** |
| **Intangible fixed assets** | **45** | Legal reserve | 15,885 |
| | | Provision for retirement benefits | 5,000 |
| **Investments and other assets** | **845,281** | Reserve for dividends | 11,000 |
| Investment securities | 288,931 | Reserve for R&D | 2,400 |
| Equity in subsidiaries | 458,100 | Reserve for capital improvements | 1,054 |
| Long-term deposits | 55,822 | Reserve for promotion of exports | 434 |
| Long-term loans | 28 | Reserve for special depreciation | 1,427 |
| Long-term prepaid expenses | 269 | Reserve for reduction of fixed assets | 15,365 |
| Prepaid pension costs | 18,886 | General reserve | 1,072,500 |
| Real estates for lease | 23,354 | Unappropriated retained earnings at the end of the fiscal year | 362,085 |
| Allowance for doubtful accounts | (110) | **Unrealized gain on securities** | **130,927** |
| | | **Treasury stock** | **(2,817)** |
| | | **Total shareholders' equity** | **1,728,443** |
| **TOTAL ASSETS** | **2,157,543** | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **2,157,543** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

# NON-CONSOLIDATED STATEMENT OF INCOME

(April 1, 2005 to March 31, 2006) (Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Profit and Loss** | |
| **Operating revenue and expenses:** | |
| **Operating revenue** | **840,230** |
| Net sales | 840,230 |
| **Operating expenses** | **494,262** |
| Cost of sales | 208,520 |
| Selling, general and administrative expenses | 285,741 |
| **Operating income** | **345,969** |
| **Non-operating income and expenses:** | |
| **Non-operating income** | **34,806** |
| Interest and dividend income | 20,179 |
| Interest on securities | 170 |
| Other non-operating income | 14,456 |
| **Non-operating expenses** | **16,335** |
| Interest expenses | 126 |
| Other non-operating expenses | 16,210 |
| **Ordinary income** | **364,439** |
| **Extraordinary Gain and Loss** | |
| **Extraordinary gain** | **38,433** |
| Gain on sale of fixed assets | 145 |
| Gain on sale of shares of subsidiaries and affiliates | 17,877 |
| Gain from transfer to the Japanese Government of the substitutional portion of the employee pension fund | 20,411 |
| **Income before income taxes** | **402,872** |
| **Income taxes:** | **153,511** |
| Current | 193,486 |
| Deferred | (39,975) |
| **Net income** | **249,361** |
| Unappropriated retained earnings brought forward from the previous fiscal year | 159,828 |
| Interim dividends | 47,104 |
| **Unappropriated retained earnings at the end of the fiscal year** | **362,085** |

Note: All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

## [Significant Accounting Policies]

1. Valuation of Inventories

| | |
|---|---|
| Merchandise: | Valued at the lower of cost or market price, cost being calculated using the weighted average cost method |
| Finished products: | Valued at cost using the weighted average cost method |
| Work-in-process and semi-finished products: | Same as the above |
| Raw materials: | Valued at the lower of cost or market price, cost being calculated using the moving-average method |

2. Valuation of Securities

| | |
|---|---|
| Held-to-maturity securities: | Valued using the amortized cost method (straight-line method) |
| Shares of subsidiaries and affiliates: | Valued at cost using the moving-average method |
| Available-for-sale securities | |
| With market values: | Valued at market based on market prices at the balance sheet date (Unrealized gains and losses are included in shareholders' equity, and cost of securities sold is calculated using the moving-average method.) |
| Without market values: | Valued at cost using the moving-average method |

3. Valuation of Derivatives: Valued at fair value

4. Depreciation of Tangible Fixed Assets and Real Estates for Lease: Declining-balance method; provided that the straight-line method is used for buildings (other than attachments to the buildings) acquired on or after April 1, 1998.

5. Provision of Major Reserves

(1) Reserve for sales rebates is stated at an amount calculated based on the past results in order to provide for sales rebates on goods sold.

(2) Reserve for bonuses is stated at the projected amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payment period.

(3) Reserve for retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of the fiscal year, less the estimated amounts of the fair value of pension assets of the corporate pension plans (the contributory pension plan and the qualified pension plan).

(Additional information)
In accordance with the Defined-Benefit Corporate Pension Law, on May 1, 2005, the Company received approval from the Minister of Health, Labour and Welfare for transfer to the Government of the past substitutional portion of its employee pension fund, and transferred the amount (minimum reserve) on September 13, 2005. A gain of ¥20,411 million from such transfer of the substitutional portion of the employee pension fund is accounted for as extraordinary gain.

(4) Reserve for retirement benefits for Directors and Corporate Auditors is stated at the estimated amount to be paid as of the balance sheet date in accordance with the Company's

internal regulations. This is the reserve provided in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

(5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

6. Hedge Accounting

(1) Methods of hedge accounting
The Company uses deferral hedge accounting. Under certain conditions, forward exchange transactions are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

(2) Hedging instruments, hedging targets and hedging policies
The Company uses Yen-denominated interest rate swap transactions to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange transactions for a portion of foreign currency denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations concerning the scope of usage and standards for selection of counterparty financial institutions.

(3) Method of assessing effectiveness of hedges
Preliminary testing is performed using statistical methods such as regression analysis, and post-testing is performed using comparative analysis.

7. Consumption taxes are excluded from items in the statement of income.

## [Notes to Balance Sheet]

1. Accumulated depreciation:
   (1) Tangible fixed assets ¥247,471 million
   (2) Real estate for lease ¥4,735 million

2. Short-term receivables from subsidiaries: ¥12,335 million
   Long-term receivables from subsidiaries: ¥50,798 million
   Short-term payables to subsidiaries: ¥10,206 million
   Long-term payables to subsidiaries: ¥806 million

3. Contingent liabilities
   (1) Export drafts discounted: ¥294 million
   (2) Guarantees
   Loans guaranteed: ¥16,628 million

4. Dividend restrictions
   Amount of net assets as provided in Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan: ¥130,927 million

## [Notes to Statement of Income]

1. Transactions with subsidiaries
   Sales: ¥93,129 million
   Purchases: ¥22,453 million
   Non-operating transactions: ¥17,345 million

2. Research and development costs: ¥148,644 million

3. Extraordinary gain
   (Gain on sale of fixed assets)
   Gain on sale of unused real estate is accounted for as extraordinary gain. The main component of this is land.
   (Gain on sale of shares of affiliates)
   Gain from transfer of shares of subsidiaries and affiliates of Life-Environmental Business, Wyeth K.K. and Takeda Foods Corporation is accounted for.
   (Gain from transfer to the Japanese Government of the substitutional portion of the employee pension fund)
   As the Company received approval from the Minister of Health, Labour and Welfare on May 1, 2005, for transfer to the Japanese Government of the substitutional portion of its employee pension fund, the Company transferred the amount on September 13, 2005. A gain of ¥20,411 million from such transfer of the substitutional portion of the employee pension fund is accounted for as extraordinary gain.

4. Net income per share ¥280.31
   Calculated in accordance with "Accounting Standards for Net Income per Share" (Accounting Standards Board of Japan Statement No. 2).

**[Notes on Accounting for Deferred Income Taxes]**

1. Major components of deferred tax assets and deferred tax liabilities:

| | (Millions of yen) |
|---|---|
| (Deferred tax assets) | |
| Deferred tax assets | |
| Reserve for bonuses | ¥9,802 |
| R & D cost | 29,909 |
| Enterprise taxes | 12,580 |
| Reserve for sales rebates | 2,267 |
| Other | 52,149 |
| Deferred tax assets—subtotal | 106,707 |
| Long-term deferred tax assets | |
| Reserve for retirement benefits | 7,604 |
| Excess depreciation of tangible fixed assets | 8,796 |
| Other | 24,593 |
| Long-term deferred tax assets—subtotal | 40,993 |
| Total deferred tax assets | 147,700 |
| (Deferred tax liabilities) | |
| Deferred tax liabilities | |
| Unrealized gain on securities | (10) |
| Deferred tax liabilities—subtotal | (10) |
| Long-term deferred tax liabilities | |
| Unrealized gain on securities | (90,618) |
| Reserve for reduction of fixed assets | (10,590) |
| Other | (1,041) |
| Long-term deferred tax liabilities—subtotal | (102,249) |
| Total deferred tax liabilities | (102,259) |
| Net deferred tax assets | ¥45,441 |

2. The effective income tax rate of the Company after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

| | (%) |
|---|---|
| Statutory tax rate | 40.9 |
| (Adjustments) | |
| Expenses not deductible for tax purposes | 0.7 |
| Non-taxable dividend income | (0.7) |
| Tax credits primarily for research and development costs | (2.0) |
| Other-net | (0.8) |
| Effective tax rate after application of deferred tax accounting | 38.1 |

## [Notes on Accounting for Retirement Benefits]

1.. Description of retirement benefit system adopted

The Company adopted a defined benefit plan consisting of a lump-sum retirement payment and a contributory pension plan. A qualified pension plan is adopted to cover benefits to employees who were already retired when the Takeda Employees' Pension Fund was established on April 1, 1997.

In accordance with the Defined-Benefit Corporation Law, on May 1, 2005, the Company received approval from the Minister of Health, Labour and Welfare, for transfer to the Japanese Government of the past substitutional portion of the employee pension fund, and transferred the amount (minimum reserve) on September 13, 2005.

2. Retirement benefit obligation

| | (Millions of yen) |
|---|---|
| a. Projected benefit obligation | (246,446) |
| b. Plan assets at fair value | 278,986 |
| c. Funded status (a + b) | 32,540 |
| d. Unrecognized actuarial gains and losses | (32,316) |
| e. Unrecognized prior service cost | 69 |
| f. Net asset (c+d+e) | 294 |
| g. Prepaid pension costs | 18,886 |
| h. Reserve for retirement benefits (f-g) | (18,592) |

With respect to the transfer of the substitutional portion of the employee pension fund, a gain of ¥20,411 million from such transfer of the subustitutional portion of the employee pension fund is accounted for as extraordinary gain.

3. Retirement benefit costs

| | (Millions of yen) |
|---|---|
| a. Service cost (Note) | 3,921 |
| b. Interest cost | 4,990 |
| c. Expected return on plan assets | (4,724) |
| d. Recognized actuarial gains and losses | 906 |
| e. Amortization of prior service cost | 208 |
| f. Net periodic retirement benefit costs (a + b + c + d + e) | 5,301 |

Note: The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.

4. Basis for calculation of retirement benefit obligation, etc.

| | |
|---|---|
| a. Periodic allocation method for projected benefits: | Straight-line standard |
| b. Discount rate: | 2.0% |
| c. Expected rate of return on plan assets: | 2.0% |
| d. Recognition period of prior service cost: | Five years (using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise) |
| e. Recognition period of actuarial gains and losses: | Five years (expensed from the period of occurrence using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise) |

## PROPOSED APPROPRIATIONS OF RETAINED EARNINGS

(Yen)

| | |
|---|---|
| Unappropriated retained earnings at the end of the fiscal year | 362,084,959,961 |

Following is the proposed appropriations of the retained earnings:

| | |
|---|---|
| Dividends (¥53.00 per share) | 47,103,101,863 |
| Bonuses to Directors | 220,000,000 |
| Bonuses to Corporate Auditors | 13,000,000 |
| Reserve for special depreciation | 76,653,502 |
| Reserve for reduction of fixed assets | 68,421,319 |
| General reserve | 120,000,000,000 |
| Unappropriated retained earnings carried forward to the next fiscal year | 194,603,783,277 |

Note: Interim dividends (¥53.00 per share) in the aggregate amount of ¥ 47,103,598,208 were paid on December 9, 2005.

[AUDIT REPORT OF INDEPENDENT AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)]

## INDEPENDENT AUDITORS' REPORT

May 15, 2006

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Akira Ishida
Designated Partner,
Engagement Partner,
Certified Public Accountant

Shojiro Yoshimura
Designated Partner,
Engagement Partner,
Certified Public Accountant

Teruhisa Tamai
Designated Partner,
Engagement Partner,
Certified Public Accountant

Pursuant to third clause of Article 19-2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations) of Japan, we have audited the consolidated balance sheet and the consolidated statement of income of Takeda Pharmaceutical Company Limited and subsidiaries for the 129th fiscal year from April 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present fairly the financial position and the results of operations of Takeda Pharmaceutical Company Limited and subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Significant subsequent events, as noted in the consolidated financial statements, may have significant influence on the financial position and the results of operations of Takeda Pharmaceutical Company Limited and subsidiaries in subsequent fiscal year.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

〔AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)〕

## Audit Report on Consolidated Financial Statements

The Board of Corporate Auditors prepared this audit report on the consolidated financial statements (i.e., the consolidated balance sheet and the consolidated statement of income) of the Company for the 129th fiscal year from April 1, 2005 to March 31, 2006, upon deliberation, based on the reports from each Corporate Auditor as to the method and the results of the audit, and hereby reports as follows:

1. Summary of Auditing Method
   Each Corporate Auditor, according to the audit policy set forth by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, received reports and explanations from the Directors and other related persons, and the Independent Auditors on the consolidated financial statements and examined such consolidated financial statements.

2. Results of Audit
   We confirm that the method and the results of the audit made by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

May 18, 2006

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

| | |
|---|---|
| Full-time Corporate Auditor: | Yuzuru Takagi |
| Corporate Auditor: | Kiyoshi Taura |
| Corporate Auditor: | Yoichi Asakawa |
| Corporate Auditor: | Tadashi Ishikawa |

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations).

〔AUDIT REPORT OF INDEPENDENT AUDITORS ON NON-CONSOLIDATED FINANCIAL STATEMENTS (COPY)〕

**INDEPENDENT AUDITORS' REPORT**

May 8, 2006

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Akira Ishida
Designated Partner,
Engagement Partner,
Certified Public Accountant

Shojiro Yoshimura
Designated Partner,
Engagement Partner,
Certified Public Accountant

Teruhisa Tamai
Designated Partner,
Engagement Partner,
Certified Public Accountant

Pursuant to first clause of Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations) of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Takeda Pharmaceutical Company Limited for the 129th fiscal year from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) With respect to the supplementary schedules (with respect to accounting matters only), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

A significant subsequent event related to the transfer of the beverage and food business of Takeda Food Products, Ltd., subsidiary of the Company, is stated in the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

〔AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS ON NON-CONSOLITATED FINANCIAL STATEMENTS (COPY)〕

# Audit Report

The Board of Corporate Auditors prepared this audit report, upon deliberation, based on the reports from each Corporate Auditor as to the method and the results of the audit in respect of the performance of duties of the Directors of the Company during the 129th fiscal year from April 1, 2005 to March 31, 2006, and hereby reports as follows:

1. Summary of Auditing Method

Each Corporate Auditor, according to the audit policy set forth by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other related persons reports on the performance of their duties, perused the documents whereby the important decisions were made, and examined the conditions of business and properties at the head office and the principal offices of the Company. As for the subsidiaries of the Company, each Corporate Auditor asked for reports on their respective business from the Directors and other related persons in charge of the subsidiaries, visited the subsidiaries if necessary, and examined the conditions of business and properties of the subsidiaries. In addition, we received reports and explanations from the Independent Auditors on their audit and examined the financial statements and the supplementary schedules.

As for the transactions competitive to the Company by Directors acting on their own behalves or third parties, transactions between Directors and the Company in which interests in both parties are conflicting, the offer, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders, and acquisition, transfer or other transaction in respect of its own shares, we examined such transactions in detail by receiving reports from the Directors and other related persons, if necessary, in addition to the method of audit mentioned above.

2. Results of Audit

(1) We confirm that the method and the results of the audit made by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

(2) We confirm that the business report presents fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

(3) We do not see anything to be pointed out on the proposed appropriations of retained earnings, having regard to the conditions of properties of the Company or otherwise.

(4) We confirm that the supplementary schedules present fairly the matters to be stated and there is nothing to be pointed out.

(5) We confirm that there is no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of their duties by the Directors, including the duties concerning subsidiaries of the Company.

We confirm that there is no breach of the duties of the Directors with respect to transactions competitive to the Company by Directors acting on their own behalves or third parties, transactions between Directors and the Company in which interests in both parties are conflicting, the offer, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders, and acquisition, transfer or other transaction in respect of its shares.

May11, 2006

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

| | | |
|---|---|---|
| Full-time Corporate Auditor: | Yuzuru Takagi | (seal) |
| Corporate Auditor: | Kiyoshi Taura | (seal) |
| Corporate Auditor: | Yoichi Asakawa | (seal) |
| Corporate Auditor: | Tadashi Ishikawa | (seal) |

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of *Kabushiki Kaisha* (Corporations).

END

## Reference Document
## Concerning the Exercise of Voting Rights

1. Number of Voting Rights of All Shareholders: 8,809,991

2. Proposals and Reference Matters:

**First Proposal:** Approval of the Proposed Appropriations of Retained Earnings for the 129th term

- Contents of the Proposal are described on page 35 of the Translation.

As the basic policy on dividends during the period of the 2006-2010 Medium-term Management Plan, the Company seeks to increase distribution of profits step by step, with a new target consolidated dividend payout rate at the final year of the Medium-term Management Plan of approximately forty-five percent (45%), in addition to distributing profits stably to shareholders in a manner corresponding to the consolidated results, based on the long-term perspective.

The Company proposes to pay year-end dividends in the amount of fifty-three Yen (JPY 53.00) per share. If this proposal is approved, a total of dividends for the full fiscal year is one hundred and six Yen (JPY 106.00) per share (an increase of eighteen Yen (JPY 18.00), compared with the previous fiscal year, consolidated dividend pay out rate of 30.0%), which includes an interim dividend of fifty-three Yen (JPY 53.00) per share.

With respect to the payment of bonuses to Directors and Corporate Auditors for this fiscal year, taking into account the consolidated results of the Company for this fiscal year, payments in the past and other various factors, the Company proposes to pay to eight (8) Directors in the total amount of 220 million yen (JPY 220,000,000) and to four (4) Corporate Auditors in the total amount of 13 million yen (JPY 13,000,000), who are in their offices at the end of this fiscal year. In addition, this proposal is also for the Company to ask your approval on the payment of bonuses which approval is required under Article 361, Paragraph 1, Item 1 and Article 387, Paragraph 1 of the Company Law.

**Second Proposal: Partial Amendments to the Articles of Incorporation**

1. Reasons for Amendments

(1) As a result of the transfer or termination of certain businesses due to the Company's concentration on pharmaceutical businesses, it is proposed to delete purposes corresponding to such transferred or terminated businesses included in Article 3 of the current Articles of Incorporation. In addition, it is proposed that other minor changes in the wording be made on this occasion.

(2) Upon the enactment of the Company Law (Law No. 86, 2005) and the Law for Maintenance, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87, 2005) (hereinafter referred to as the "Maintenance Law") on May 1, 2006, it is proposed that amendments be made as follows:
   (i) In connection with the matters deemed to have been included in the Articles of Incorporation of the Company by operation of the Maintenance Law ((a) provisions concerning the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Independent Auditors, (b) provisions on the issuance of share certificates that represent the Company's issued shares and (c) provisions on the appointment of a Transfer Agent), provisions of Article 4, Article 7 and Article 11, Paragraph 1 be newly established or amended.

(ii) The provisions of Article 16 be newly established to allow for a method that utilizes the Internet to provide part of reference documents, etc. for general meetings of shareholders.

(iii) The provisions of Article 24 be newly established to allow for resolutions at the Board of Directors in writing or digitally when necessary.

(iv) In addition to the above, to comply and conform with the Company Law, some necessary amendments including changes of wording and references to article numbers of law be made.

(3) With respect to the method of public notices provided for in Article 4 of the current Articles of Incorporation, it is proposed that the method of public notices be changed from the publication in the Nihon Keizai Shimbun to the electronic public notices on the Company's homepage. In addition, the alternative method in the case that such electronic public notice is impracticable due to unavoidable reasons, be provided.

(4) It is proposed that Article 23, Paragraph 2 be newly established, in order to allow a meeting of the Board of Directors to be held without taking the convocation procedures with the unanimous consent of all Directors and Corporate Auditors.

(5) For the flexible holding of meetings of the Board of Corporate Auditors, it is proposed that the provisions of Article 32, Paragraph 1 be newly established so that the period for the notice of the meetings may be shortened in case of necessity. In addition, it is proposed that the provisions of Article 32, Paragraph 2 be newly established in order to allow meetings of the Board of Corporate Auditors to be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors.

(6) With the establishment of new articles, it is proposed that necessary amendments to numbering of articles be made accordingly.

2. Contents of the Amendments

The Company proposes to amend part of the current Articles of Incorporation as follows.

(Underlined are amended parts.)

| Current Articles of Incorporation | Proposed Amendment |
|---|---|
| Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses:<br>1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medicines for animal use, agricultural chemicals, fertilizers, medical instruments, appliances and supplies, measuring equipments, aromatics, cosmetics, food products, beverages, food additives, livestock feed, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; | Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses:<br>1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medical instruments, appliances and supplies, measuring equipments, cosmetics, food products, beverages, food additives, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; |
| 2. Manufacture, purchase and sale of textile products for clothing and bedding; | *(Deleted)* |
| 3. Trucking and freight forwarding; | 2. Trucking and freight forwarding;<br>*(modifications of the description in Japanese only)* |
| 4. Warehousing;<br>5. Publishing;<br>6. Management, purchase, sale and lease of real estate; and<br>7. Business ancillary or related to any of those specified in each foregoing clause. | 3. Warehousing;<br>4. Publishing;<br>5. Management, purchase, sale and lease of real estate; and<br>6. Business ancillary or related to any of those specified in each foregoing clause. |
| *(New)* | Article 4. (Organizations)<br>In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:<br>1. Board of Directors<br>2. Corporate Auditors<br>3. Board of Corporate Auditors<br>4. Independent Auditors |
| Article 4. (Method of Public Notices)<br>Public notices of the Company shall be given in the Nihon Keizai Shinbun. | Article 5. (Method of Public Notices)<br>The method of public notices of the Company shall be electric public notices; provided, however, that in case where an electronic public notice is impracticable due to accidents or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shinbun. |
| Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. However, in the event that shares are | Article 6. (Total Number of Shares Authorized to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. |

| | |
|---|---|
| retired, the number of authorized shares shall be reduced by the amount of the shares retired. | |
| (New) | Article 7. (Issuance of Share Certificates)<br>The Company shall issue share certificates that represent its issued shares. |
| Article 6. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares as provided in Article 211-3, Section 1, Sub-section 2 of the Commercial Code. | Article 8. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares by market transactions and other methods, as provided in Article 165, Paragraph 2 of the Company Law. |
| Article 7. (Number of Shares in One Tangen Unit and Non-issuance of Shares Less Than One Tangen Unit)<br>The number of shares in one tangen unit of the Company shall be one hundred (100) shares.<br>(2) The Company shall not issue share certificates for shares constituting less than one tangen unit (hereinafter referred to as "shares less than one tangen unit"). | Article 9. (Number of Shares in One Unit and Non-issuance of Shares Less Than One Unit)<br>The number of shares in one unit of the Company shall be one hundred (100) shares.<br>(2) Notwithstanding Article 7, the Company shall not issue any share certificates for shares constituting less than one unit, except as provided for in the Rules for Handling of Shares, Etc. of the Company. |
| Article 8. (Additional Purchases of Shares Less Than One Tangen Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one tangen unit may, in accordance with the provisions of the Rules for Handling of Shares, request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one tangen unit held by such shareholder, constitute one tangen unit of shares. | Article 10. (Additional Purchases of Shares Less Than One Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one unit may, in accordance with the provisions of the Rules for Handling of Shares, Etc., request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one unit held by such shareholder, constitute one unit of shares. |
| Article 9. (Record Date)<br>The Company shall deem any shareholder listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. With respect to the shares issued in a period from the day following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder of such shares listed or recorded in the register of shareholders, or the register of beneficial shareholders, at the time of issuance of such shares, to be the | *(Deleted)* |

| | |
|---|---|
| shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders.<br>(2)In addition to the preceding paragraph, when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, deem any shareholder or any pledgee listed or recorded in the register of shareholders or the register of beneficial shareholders on a specified date to be the person entitled to exercise the rights of shareholder or pledgee. | |
| Article 10. (Transfer Agent)<br>The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and the Company shall give a public notice on them.<br>(2)The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. | Article 11. (Transfer Agent)<br>*[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]*<br>(2)The register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the transfer agent's place of handling business; entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other businesses with regard to shares and stock acquisition rights shall be handled by the transfer agent, and will not be handled by the Company. |
| Article 11. (Rules for Handling of Shares)<br>Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. | Article 12. (Rules for Handling of Shares, Etc.)<br>Denominations of share certificates of the Company, entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other matters related to the handling of shares and stock acquisition rights, and fees to be charged for handling these matters and the procedures for the exercise of rights of shareholders, shall be governed by the Rules for Handling of Shares, Etc. established by the Board of Directors. |
| Article 12. (Time for Holding the Meeting)<br>*(Provisions omitted)* | Article 13. (Time for Holding the Meeting)<br>*(Same as present)* |
| *(New)* | Article 14. (Record Date for Ordinary General |

| | |
|---|---|
| | Meetings of Shareholders)<br>The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year. |
| Article 13. (Convener and Chairman)<br>*(Provisions omitted)* | Article 15. (Convener and Chairman)<br>*(Same as present)* |
| *(New)* | Article 16. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)<br>In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements; on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice. |
| Article 14. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting.<br>(2)The resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at which a quorum shall be one-thirds or more of the right of voting of all shareholders. | Article 17. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting and entitled to exercise their voting rights.<br>(2)The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at the meeting and entitled to exercise their voting rights at which a quorum shall be one-thirds or more of the voting rights of the shareholders entitled to exercise their voting rights. |
| Article 15. and Article 16.<br>*(Provisions omitted)* | Article 18. and Article 19.<br>*(Same as present)* |
| Article 17. (Appointment of Directors)<br>The Directors shall be appointed at a general meeting of shareholders.<br>(2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the total voting rights, and a majority of the votes shall be requisite for adoption of the resolution.<br>(3)The appointment of Directors shall not be made by cumulative voting. | Article 20. (Appointment of Directors)<br>*(Same as present)*<br>(2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution.<br>*(Same as present)* |

| | |
|---|---|
| Article 18. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last settlement of accounts within two (2) years after their assumption of office.<br>(2)The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director. | Article 21. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their election.<br>*[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |
| Article 19. (Remuneration for Directors)<br>The remuneration and retirement allowances for Directors shall be determined by a resolution at the general meeting of shareholders. | Article 22. (Remuneration, Etc. for Directors)<br>The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") for Directors shall be determined by a resolution at the general meeting of shareholders. |
| Article 20. (Notice of Meetings of the Board of Directors)<br>Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. | Article 23. (Notice of Meetings of the Board of Directors)<br>*(Same as present)* |
| *(New)* | (2) A meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of all Directors and Corporate Auditors. |
| *(New)* | Article 24. (Deemed Resolution of the Board of Directors)<br>The Company shall deem that a resolution of the Board of Directors is adopted when the requirements set forth in Article 370 of the Company Law are satisfied. |
| Article 21. (Directors with Title)<br>*(Provisions omitted)* | Article 25. (Directors with Title)<br>*(Same as present)* |
| Article 22. (Representing Directors)<br>The Board of Directors shall, by its resolution, appoint Representative Director(s) from among Directors with Title. | Article 26. (Representing Directors)<br>The Board of Directors shall, by its resolution, elect Representative Director(s) from among Directors with Title. |
| Article 23. and Article 24.<br>*(Provisions omitted)* | Article 27. and Article 28.<br>*(Same as present)* |
| Article 25. (Appointment of Corporate Auditors)<br>The Corporate Auditors shall be appointed at a | Article 29. (Appointment of Corporate Auditors)<br>*(Same as present)* |

| | |
|---|---|
| general meeting of shareholders. | |
| (2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the total voting rights, and a majority of the votes shall be requisite for adoption of the resolution. | (2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of such shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution. |
| Article 26. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last settlement of accounts within four (4) years after their assumption of office.<br>(2)The term of office of a Corporate Auditor who was appointed to fill a vacancy due to the retirement of a Corporate Auditor from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the retiring Corporate Auditor. | Article 30. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their election.<br>*[This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |
| Article 27. (Remuneration of Corporate Auditors)<br>The remuneration and retiring allowances for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. | Article 31. (Remuneration, Etc. of Corporate Auditors)<br>The Remuneration, Etc. for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. |
| Article 28. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting. | Article 32. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. |
| *(New)* | (2) A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors. |
| Article 29. (Full-time Corporate Auditors)<br>The Auditors shall, by mutual vote, appoint Full-time Corporate Auditor(s). | Article 33. (Full-time Corporate Auditors)<br>The Board of Corporate Auditors shall, by its resolution, elect Full-time Corporate Auditor(s). |
| Article 30. (Fiscal Year)<br>The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year. | Article 34. (Business Year)<br>The business year of the Company shall be from April 1 of each year to March 31 of the following year. |

| | |
|---|---|
| Article 31. (Payment of Dividends)<br>Dividends shall be paid to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year. | Article 35. (Record Date for Dividends from Surplus)<br>The record date for year-end dividends of the Company shall be March 31 of each year. |
| Article 32. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends (hereinafter they mean the cash distributions made pursuant to Article 293-5 of the Commercial Code) to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders on September 30 of each year. | Article 36. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends, with the record date therefor being September 30 of each year. |
| Article 33. (Lapse of the Rights on Dividends etc.)<br>If any dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. | Article 37. (Lapse of the Rights on Dividends)<br>If any year-end dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. |

**Third Proposal:** Election of three (3) Directors

The term of office of three (3) Directors, Messrs. Hiroshi Akimoto, Makoto Yamaoka and Kiyoshi Kitazawa, will expire and Mr. Takashi Soda, a Director, will resign from his office, each at the conclusion of the ordinary general meeting of shareholders. Therefore, you are requested to elect three (3) Directors.

The candidates for Directors are as follows:

| Candi-date No. | Name (Date of Birth) | Career Summary | | Number of Shares of the Company Owned |
|---|---|---|---|---|
| 1 | Hiroshi Akimoto (August 5, 1941) | April 1972 | Joined the Company | 7,800 shares |
| | | July 1992 | General Manager of Pharmacology Research Laboratories III, Pharmaceutical Research Division of the Company | |
| | | June 1994 | General Manager of Patent & Licensing Department of the Company | |
| | | April 1995 | General Manager of Intellectual Property Department of the Company | |
| | | June 1998 | Corporate Officer of the Company | |
| | | June 2000 | Director of the Company | |
| | | June 2003 | Managing Director of the Company (to present) | |
| | | June 2005 | MPDRAP Advisor of the Company (to present) | |
| 2 | Makoto Yamaoka (September 23, 1945) | April 1969 | Joined the Company | 4,000 shares |
| | | April 1996 | General Manager of Coordination & Management, Pharmaceuticals of Corporate Planning Department of the Company | |
| | | October 1998 | General Manager of Marketing Administration Department, Pharmaceutical Marketing Division of the Company | |
| | | June 1999 | Corporate Officer of the Company | |
| | | November 2000 | General Manager of Pharmaceutical Marketing Division of the Company (to present) | |
| | | June 2002 | Director of the Company | |
| | | June 2004 | Managing Director of the Company (to present) | |
| 3 | Kiyoshi Kitazawa (April 8, 1942) | April 1971 | Joined the Company | 4,131 shares |
| | | October 1996 | General Manager of Strategic Planning Development Department, Pharmaceutical Development Division of the Company | |
| | | June 1999 | Corporate Officer of the Company | |
| | | June 2000 | Deputy General Manager of Pharmaceutical Development Division of the Company | |
| | | October 2001 | General Manager of Strategic Product Planning Department of the Company | |
| | | June 2002 | Director of the Company (to present) | |
| | | October 2002 | General Manager of Pharmaceutical Development Division of the Company (to present) | |

**Forth Proposal:** Payment of retirement allowance to a retiring Director

It is proposed that a retirement allowance be paid to Director, Mr. Takashi Soda, who is retiring at the conclusion of the ordinary general meeting of shareholders, in appreciation for his meritorious services to the Company. The amount of such allowance shall be within an amount deemed reasonable to be determined in accordance with established rules of the Company.

You are requested to authorize the Board of Directors to determine the definite amount, the date of payment and the method of payment with respect to such retirement allowance.

A summary of the career of the retiring Director is as follows:

June 2003 Director of the Company (to present)

END

RECEIVED
2007 MAR -5 A 10: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

**To Our Shareholders**

Yasuchika Hasegawa
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1 Doshomachi 4-chome
Chuo-ku, Osaka 540-8645,
Japan

**Notice of Resolutions at the 130th Ordinary General Meeting of Shareholders**

Dear Shareholders:

The following matters were reported and resolved at the 130th Ordinary General Meeting of Shareholders of the Company held today.

**Items reported on:**

1. Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 129th term (from April 1, 2005 to March 31, 2006)

2. Audit Reports on the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The contents of these documents were reported.

**Items resolved:**

**First Proposal:** Approval of the Proposed Appropriations of Retained Earnings for the 129th term

This item was approved as originally proposed. (The year-end dividend is 53 yen (JPY53.00) per share.)

**Second Proposal:** Partial Amendment of the Articles of Incorporation

This item was approved as originally proposed. (Details of the amendment are described on pages 2–8.)

**Third Proposal:** Election of three (3) Directors

As proposed, three directors – Messrs. Hiroshi Akimoto, Makoto Yamaoka and Kiyoshi Kitazawa – were re-elected and assumed their respective offices.

**Fourth Proposal:** Payment of retirement allowance to a retiring Director

It was proposed and approved that retirement allowance be paid to the retiring Director, Mr. Takashi Soda, within a reasonable amount based on the specified standards of the Company, and that the Board of Directors be authorized to determine the exact amount, the date of the payment and the payment manner.

Details of Amendment of the Articles of Incorporation (underlines indicate changes)

| Before Amendment | After Amendment |
|---|---|
| Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses:<br>1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medicines for animal use, agricultural chemicals, fertilizers, medical instruments, appliances and supplies, measuring equipments, aromatics, cosmetics, food products, beverages, food additives, livestock feed, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; | Article 3. (Purpose of the Company)<br>The purpose of the Company shall be to engage in the following businesses:<br>1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medical instruments, appliances and supplies, measuring equipments, cosmetics, food products, beverages, food additives, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products; |
| 2. Manufacture, purchase and sale of textile products for clothing and bedding; | *(Deleted)* |
| 3. Trucking and freight forwarding; | 2. Trucking and freight forwarding; *(modifications of the description in Japanese only)* |
| 4. Warehousing;<br>5. Publishing;<br>6. Management, purchase, sale and lease of real estate; and<br>7. Business ancillary or related to any of those specified in each foregoing clause. | 3. Warehousing;<br>4. Publishing;<br>5. Management, purchase, sale and lease of real estate; and<br>6. Business ancillary or related to any of those specified in each foregoing clause. |
| *(New)* | Article 4. (Organizations)<br>In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:<br>1. Board of Directors<br>2. Corporate Auditors<br>3. Board of Corporate Auditors<br>4. Independent Auditors |
| Article 4. (Method of Public Notices)<br>Public notices of the Company shall be given in the Nihon Keizai Shinbun. | Article 5. (Method of Public Notices)<br>The method of public notices of the Company shall be electric public notices; provided, however, that in case where an electronic public notice is impracticable due to accidents or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shinbun. |

| | |
|---|---|
| Article 5. (Total Number of Shares to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. However, in the event that shares are retired, the number of authorized shares shall be reduced by the amount of the shares retired. | Article 6. (Total Number of Shares Authorized to be Issued)<br>The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares. |
| (New) | Article 7. (Issuance of Share Certificates)<br>The Company shall issue share certificates that represent its issued shares. |
| Article 6. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares as provided in Article 211-3, Section 1, Sub-section 2 of the Commercial Code. | Article 8. (Acquisition of the Company's Own Shares)<br>The Company may, by resolution of the Board of Directors, acquire its own shares by market transactions and other methods, as provided in Article 165, Paragraph 2 of the Company Law. |
| Article 7. (Number of Shares in One Tangen Unit and Non-issuance of Shares Less Than One Tangen Unit)<br>The number of shares in one tangen unit of the Company shall be one hundred (100) shares.<br>(2) The Company shall not issue share certificates for shares constituting less than one tangen unit (hereinafter referred to as "shares less than one tangen unit"). | Article 9. (Number of Shares in One Unit and Non-issuance of Shares Less Than One Unit)<br>The number of shares in one unit of the Company shall be one hundred (100) shares.<br>(2) Notwithstanding Article 7, the Company shall not issue any share certificates for shares constituting less than one unit, except as provided for in the Rules for Handling of Shares, Etc. of the Company. |
| Article 8. (Additional Purchases of Shares Less Than One Tangen Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one tangen unit may, in accordance with the provisions of the Rules for Handling of Shares, request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one tangen unit held by such shareholder, constitute one tangen unit of shares. | Article 10. (Additional Purchases of Shares Less Than One Unit)<br>A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one unit may, in accordance with the provisions of the Rules for Handling of Shares, Etc., request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one unit held by such shareholder, constitute one unit of shares. |
| Article 9. (Record Date)<br>The Company shall deem any shareholder listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders for such fiscal year. | *(Deleted)* |

| | |
|---|---|
| With respect to the shares issued in a period from the day following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder of such shares listed or recorded in the register of shareholders, or the register of beneficial shareholders, at the time of issuance of such shares, to be the shareholder entitled to exercise the rights of shareholder at the ordinary general meeting of shareholders.<br>(2)In addition to the preceding paragraph, when the Company deems it necessary, the Company may, by resolution of the Board of Directors and by giving a public notice in advance, deem any shareholder or any pledgee listed or recorded in the register of shareholders or the register of beneficial shareholders on a specified date to be the person entitled to exercise the rights of shareholder or pledgee. | |
| Article 10. (Transfer Agent)<br>The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and the Company shall give a public notice on them.<br>(2)The register of shareholders, the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the transfer agent's place of handling business; registration of transfer of shares, registration of pledges, indication as trust properties, receipt of notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other businesses with regard to shares shall be handled by the transfer agent, and will not be handled by the Company. | Article 11. (Transfer Agent)<br>*[This Paragraph was amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]*<br>(2)The register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the transfer agent's place of handling business; entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other businesses with regard to shares and stock acquisition rights shall be handled by the transfer agent, and will not be handled by the Company. |

| | |
|---|---|
| Article 11. (Rules for Handling of Shares)<br>Denominations of share certificates of the Company, registration of transfer of shares, registration of pledges, indications as trust properties, notifications by shareholders, reissue of share certificates, registration of lost share certificates, purchase of shares less than one tangen unit, additional purchases thereof, and other matters related to the handling of shares, and fees to be charged for handling these matters, shall be governed by the Rules for Handling of Shares established by the Board of Directors. | Article 12. (Rules for Handling of Shares, Etc.)<br>Denominations of share certificates of the Company, entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other matters related to the handling of shares and stock acquisition rights, and fees to be charged for handling these matters and the procedures for the exercise of rights of shareholders, shall be governed by the Rules for Handling of Shares, Etc. established by the Board of Directors. |
| Article 12. (Time for Holding the Meeting)<br>*(Provisions omitted)* | Article 13. (Time for Holding the Meeting)<br>*(Same as present)* |
| *(New)* | Article 14. (Record Date for Ordinary General Meetings of Shareholders)<br>The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year. |
| Article 13. (Convener and Chairman)<br>*(Provisions omitted)* | Article 15. (Convener and Chairman)<br>*(Same as present)* |
| *(New)* | Article 16. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)<br>In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice. |
| Article 14. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting. | Article 17. (Requisites for a Resolution)<br>Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting and entitled to exercise their voting rights. |
| (2)The resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at which a quorum shall be one-thirds | (2)The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at the meeting and |

| | |
|---|---|
| or more of the right of voting of all shareholders. | entitled to exercise their voting rights at which a quorum shall be one-thirds or more of the voting rights of the shareholders entitled to exercise their voting rights. |
| Article 15. and Article 16.<br>*(Provisions omitted)* | Article 18. and Article 19.<br>*(Same as present)* |
| Article 17. (Appointment of Directors)<br>The Directors shall be appointed at a general meeting of shareholders. | Article 20. (Appointment of Directors)<br>*(Same as present)* |
| (2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the total voting rights, and a majority of the votes shall be requisite for adoption of the resolution. | (2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution. |
| (3)The appointment of Directors shall not be made by cumulative voting. | *(Same as present)* |
| Article 18. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last settlement of accounts within two (2) years after their assumption of office. | Article 21. (Term of Office of Directors)<br>The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their election. |
| (2)The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director. | *[This Paragraph was amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |
| Article 19. (Remuneration for Directors)<br>The remuneration and retirement allowances for Directors shall be determined by a resolution at the general meeting of shareholders. | Article 22. (Remuneration, Etc. for Directors)<br>The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") for Directors shall be determined by a resolution at the general meeting of shareholders. |
| Article 20. (Notice of Meetings of the Board of Directors)<br>Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. | Article 23. (Notice of Meetings of the Board of Directors)<br>*(Same as present)* |
| *(New)* | (2) A meeting of the Board of Directors may be held without taking the convocation |

| | |
|---|---|
| | procedures with the unanimous consent of all Directors and Corporate Auditors. |
| *(New)* | Article 24. (Deemed Resolution of the Board of Directors)<br>The Company shall deem that a resolution of the Board of Directors is adopted when the requirements set forth in Article 370 of the Company Law are satisfied. |
| Article 21. (Directors with Title)<br>*(Provisions omitted)* | Article 25. (Directors with Title)<br>*(Same as present)* |
| Article 22. (Representing Directors)<br>The Board of Directors shall, by its resolution, appoint Representative Director(s) from among Directors with Title. | Article 26. (Representing Directors)<br>The Board of Directors shall, by its resolution, elect Representative Director(s) from among Directors with Title. |
| Article 23. and Article 24.<br>*(Provisions omitted)* | Article 27. and Article 28.<br>*(Same as present)* |
| Article 25. (Appointment of Corporate Auditors)<br>The Corporate Auditors shall be appointed at a general meeting of shareholders. | Article 29. (Appointment of Corporate Auditors)<br>*(Same as present)* |
| (2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the total voting rights, and a majority of the votes shall be requisite for adoption of the resolution. | (2) Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of such shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution. |
| Article 26. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last settlement of accounts within four (4) years after their assumption of office. | Article 30. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their election. |
| (2)The term of office of a Corporate Auditor who was appointed to fill a vacancy due to the retirement of a Corporate Auditor from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the retiring Corporate Auditor. | *[This Paragraph was amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]* |
| Article 27. (Remuneration of Corporate Auditors)<br>The remuneration and retiring allowances for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. | Article 31. (Remuneration, Etc. of Corporate Auditors)<br>The Remuneration, Etc. for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders. |

| | |
|---|---|
| Article 28. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting. | Article 32. (Notice of Meetings of the Board of Corporate Auditors)<br>Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency. |
| *(New)* | (2) A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors. |
| Article 29. (Full-time Corporate Auditors)<br>The Auditors shall, by mutual vote, appoint Full-time Corporate Auditor(s). | Article 33. (Full-time Corporate Auditors)<br>The Board of Corporate Auditors shall, by its resolution, elect Full-time Corporate Auditor(s). |
| Article 30. (Fiscal Year)<br>The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year. | Article 34. (Business Year)<br>The business year of the Company shall be from April 1 of each year to March 31 of the following year. |
| Article 31. (Payment of Dividends)<br>Dividends shall be paid to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders at the end of each fiscal year. | Article 35. (Record Date for Dividends from Surplus)<br>The record date for year-end dividends of the Company shall be March 31 of each year. |
| Article 32. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends (hereinafter they mean the cash distributions made pursuant to Article 293-5 of the Commercial Code) to shareholders or registered pledgees listed or recorded in the register of shareholders or the register of beneficial shareholders on September 30 of each year. | Article 36. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends, with the record date therefor being September 30 of each year. |
| Article 33. (Lapse of the Rights on Dividends etc.)<br>If any dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. | Article 37. (Lapse of the Rights on Dividends)<br>If any year-end dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof. |

RECEIVED
2007 MAR -5 A 10: 18
FFICE OF INTERNATIONAL
CORPORATE FINANCE

# Business Report

## 129th Term
## Business Report

1st April 2005 to 31st March 2006

TAKEDA PHARMACEUTICAL COMPANY LIMITED

# To All Shareholders

We hereby present our report on the general condition of business for the company's 129th term (1st April 2005 to 31st March 2006).

The company positions Takeda-ism (integrity: fairness, honesty, and perseverance) as the basis of all corporate activities and aims at realizing the following management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In the "01-05 Mid Term Plan," the company promoted specialization for pharmaceutical operations, and took the first steps in the challenge towards becoming a global pharmaceutical company. The recently formulated "06-10 Mid Term Plan" envisages the company pushing this challenge further, based on these foundations, and striving to realize the creation of a global pharmaceutical company of Japanese origin, a company able to foresee the unswerving mid to long-term prospects fixed at the core of Takeda-ism.

Being the start of the "06-10 Mid Term Plan," fiscal 2006 is an important year for Takeda. The group will mobilize all of its resources to polish up our strengths from top to bottom – "the planning and execution of precise strategies from a long-term viewpoint" and "high productivity and efficiency." We will also concentrate our efforts on the following issues and strive to maximize the continuous growth and corporate value of the company group.

**Strengthening of the R&D pipeline (new drug candidate compounds) centered on the generation of new drugs using the company's own research**

As an international R&D company, we will carry out priority investment in research activities to construct a framework that brings about the continuous generation of new drugs from our own research. We will push forward the reform of our R&D processes and by concentrating resources on priority themes, we will increase the speed and efficiency of R&D and bring about steady growth over the mid to long-term centered on the company's own products.

## Construction of a self-sustaining trilateral marketing framework

By communalizing best practices for marketing activities among Japan, US and Europe, the company will establish a unique and efficient promotions model and construct a slim, strong marketing framework that implements operations matched to the realities of each of the three markets in self-sustaining fashion.

## Implementation of efficient global management

While further strengthening research, development, production, sales, alliances and intellectual property functions on the one hand, we will also establish a framework for these elements to come together and implement operations globally. Head office in Japan will construct a framework for the control of each corporate function, such as personnel and accounting, while maintaining the freedom and independence of each company in the group. Takeda will enhance human resources both in Japan and overseas, and bring about efficient, rational group management using the optimum personnel under an efficient global management framework centered on head office in Japan.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

# Takeda-ism

### Integrity = Fairness, Honesty, and Perseverance in Corporate Activities

We make it our principle to always act with integrity wherever and whenever we do business. Integrity means having a high ethical sense in whatever we do, taking the basic stance of conducting business fairly and honestly, and maintaining a spirit of perseverance in continuing to search for a better shape for our business. By building strong relationships of trust with all of the people around us through these practices and developing our business operations, we aim to put our management principle into practice around the world: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

# Summary of Corporate Performance during this Term

## Summary of Overall Corporate Performance (Consolidated)

In the US ethical drug market, which occupies close to 50% of the world ethical drug market, pressure on brand products for lower prices has become even stronger in association with the promotion of the use of low-priced generic products and the strong demands of federal and state governments and managed care. With the effects also of switch-OTC drugs in addition to this, the speed of market growth is strengthening a tendency for year on year deceleration. In Takeda's core areas, peptic ulcers in particular, the effects of generic products and switch-OTC drugs have become ever greater and the market for brand products is hardly growing at all. Moreover, in January this year, Medicare Part D started (benefit system for outpatient prescription drugs in government-managed health insurance for the elderly) and although quantitative market expansion is forecast for the short-term, demands for price reductions are bound to strengthen in the future, and the longer-term economic prospects for the market are currently uncertain.

In the domestic market too, in the government's fiscal 2006 national health insurance drug price revision, in addition to the usual drug price reductions, the special price reduction rate for original products with generic equivalents was expanded, and the promotion of the use of generic products was also pushed forward. The forecast is for the growth rate of the market to continue at a low level. In July last year, generic products also entered the markets for therapeutic agents for peptic ulcers and diabetes, the company's core products, increasing the severity of competition.

The reduction of pharmaceutical prices and the promotion of generic drug use are being pushed forward in all of the countries in the European market in similar fashion. Also due in part to continuingly active parallel imports, growth in European markets has been mild.

In addition to the kind of slowdown in market growth rates in the major markets of the world described above, movements towards the integration of pharmaceutical companies aiming at expansion of scale in order to cover the ever-expanding costs of R&D are continuing as before, which has increased the severity of competition amongst pharmaceutical companies.

In such an environment for business, the consolidated results for this term were as follows.

Sales increased 89.2 billion yen (7.9%) from the previous fiscal term to 1,212.2 billion yen.

- Sales were affected by the income reducing effects of losing products due to the transfer in April last year of shares in life-environment business related subsidiaries and affiliates. However, these income-reducing effects were absorbed by growth in ethical drug sales, centering on in-house products, which led to increased revenue. In all of the markets for ethical drugs in Japan, America and Europe, sales increased from the previous fiscal term.
- The yen drifted lower than the previous term against both the US dollar and the Euro. As a result, the exchange rate effect caused increased foreign exchange of 17.2 billion yen in comparison to the previous fiscal term.
- Consolidated sales of international strategic products were as follows.

| | | |
|---|---|---|
| Therapeutic agent for prostate cancer and endometriosis<br>**Leuprorelin**<br>Domestic product name: Leuplin | 122.4 billion yen | Against the previous fiscal term<br>Up 6.4 billion yen (5.5%) |
| Therapeutic agent for peptic ulcer<br>**Lansoprazole**<br>Domestic product name: Takepron | 159.9 billion yen | Against the previous fiscal term<br>Down 0.1 billion yen (0.1%) |
| Therapeutic agent for hypertension<br>**Candesartan**<br>Domestic product name: Blopress | 191.3 billion yen | Against the previous fiscal term<br>Up 38.9 billion yen (25.5%) |
| Therapeutic agent for diabetes<br>**Pioglitazone**<br>Domestic product name: Actos | 243.8 billion yen | Against the previous fiscal term<br>Up 50.8 billion yen (26.3%) |

Gross profits increased 86.3 billion yen (10.2%) from the previous fiscal term to finish at 930.1 billion yen.

- Due to the effects of increased sales of in-house ethical drugs, which have a high gross profit ratio, and the loss of product sales from life-environment business operations, which have a low gross profit ratio, the overall gross profit ratio improved 1.6 points from the previous fiscal term to 76.7%.

Operating income increased 17.5 billion yen (4.6%) from the previous fiscal year to finish at 402.8 billion yen.

- Selling, general and administrative expenses were 572.3 billion yen, up 68.8 billion yen from the previous fiscal year, but this was absorbed by the increase in gross

profits and the company finished with increased income.

- R&D expenses increased 28.2 billion yen from the previous fiscal year to 169.6 billion yen due to increased costs associated with the progress of development activities and the promotion of in-licensing and alliance activities. Also a factor were the R&D expenses generated at the company's American consolidated subsidiary, Takeda San Diego, Inc. (TSD below), which was purchased in March last year.
- Non-R&D selling, general and administrative expenses also increased from last year on account of the costs for the new market launches of Rozerem, a therapeutic agent for insomnia, Actoplus Met (a combination of Actos and metformin), a therapeutic agent for type II diabetes, and Amitiza, a therapeutic agent for chronic idiopathic constipation, at the company's American subsidiary, Takeda Pharmaceuticals North America, Inc. (TPNA below).

Ordinary income increased 43.2 billion yen (9.8%) from the same period in the previous fiscal year to 485.4 billion yen.

- In addition to increased operating income, non-operating income was up 25.7 billion yen from the previous fiscal year to 82.5 billion yen, contributing to an increase of ordinary income.
- Within non-operating income, equity method investment income increased 8.8 billion yen (19.3%) from the previous fiscal year to 54.2 billion yen due to contributions from the US equity method affiliate TAP Pharmaceutical Products Inc. (TAP below) (TAP equity method investment income: 11.8 billion yen (29.4%) up from the previous fiscal year to 52.1 billion yen)
- Other non-operating income also increased 17.0 billion yen from the previous period due to factors such as the increase of interest received at Takeda America Holdings, Inc. (TAH below), an American subsidiary of Takeda.

Net income this term increased 35.8 billion yen (12.9%) from the previous term to 313.2 billion yen.

- In addition to the increase of ordinary income, extraordinary income stood at 32.6 billion yen (including the extraordinary losses posted in the previous term, increased income of 33.6 billion yen from the previous term), which contributed to the increase of net income.
- Income from the company's transfer to the Japanese government of the substitutional

portion of the pension fund for employee retirement benefits (employees' pension fund), income from the transfer of shares in life-environment business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation was booked as extraordinary income.

- Net income per share this term was up 40.46 yen from the previous term at 353.47 yen.

## Consolidated Cashflow

There was positive cashflow of 361.9 billion yen during this term.

Due to factors such as the increase of current net income before taxes and other adjustments, and income arising from the transfer of shares in life-environmental business related subsidiaries and affiliates, and the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation, consolidated cashflow increased 197.4 billion yen against the same period in the previous fiscal year. In addition, the total value of facility investment during this term was 32.6 billion yen, including the new company premises at TPNA.

As a result, cash and cash equivalents (fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities) at the end of this interim term were 1,626.2 billion yen.

## Dividends

Until this point, the company has raised the distribution of income targeting a dividend payout ratio of 30%. The dividend payout ratio this term, the final year of the "01-05 Mid Term Plan," was 30%, as described below.

In the "06-10 Mid Term Plan" as well, the company will carry out strategic investment, centered on the enhancement of an R&D pipeline suitable for an international R&D corporation and the strengthening of the company's operational base in Japan and abroad, towards improving the sustainability of corporate value. With regard to distributing the fruits of such investments, the company plans to continue increasing the dividend payout ratio stably and, while evaluating capital needs overall, to acquire treasury stock flexibly, aiming at increasing capital efficiency and realizing an agile financial policy.

Further, alongside making its basic policy for dividends the distribution of stable profits from a long-term perspective and in response to consolidated business performance, the company will increase dividends gradually. As the distribution of income should be increased further, the company has set a goal of about 45% for the consolidated dividend payout ratio in the last fiscal year of the 06-10 Mid Term Plan.

The term-end dividend this term is 53 yen per share. In combination with the interim dividend (53 yen per share), this is an increase of 18 yen over the previous period to 106 yen (30% consolidated dividend payout ratio).

## Operational Review by Segment (Consolidated)

**Pharmaceutical operations**

Overall, sales in pharmaceutical operations increased 104.0 billion yen (10.7%) from the previous fiscal term to 1,074.5 billion yen, while operating income increased 10.4 billion yen (2.8%) from the previous term to 388.1 billion yen.

- Sales in ethical drug operations were 1,019.1 billion yen, an increase of 104.3 billion yen (11.4%) from the previous fiscal term.

  Within the overall result, sales of ethical drugs in the domestic market increased 41.6 billion yen (9.2%) from the previous fiscal year to 493.5 billion yen. Sales of key products were as follows.

| | | |
|---|---|---|
| Blopress | 123.4 billion yen | Against the same period in the previous fiscal term<br>Up 19.9 billion yen (19.2%) |
| Actos | 24.2 billion yen | Against the same period in the previous fiscal term<br>Up 8.7 billion yen (56.6%) |
| Takepron | 55 billion yen | Against the same period in the previous fiscal term<br>Up 7.6 billion yen (16.0%) |
| Leuplin | 63.2 billion yen | Against the same period in the previous fiscal term<br>Up 3.5 billion yen (5.9%) |
| Basen<br>(Therapeutic agent for diabetic postprandial hyperglycemia) | 63.6 billion yen | Against the same period in the previous fiscal term<br>Up 2.1 billion yen (3.4%) |

Partly due to the currency exchange effect of the weak yen, sales of ethical drugs in overseas markets increased 62.7 billion yen (13.5%) from the previous fiscal year to 525.6 billion yen. Income from TAP for intellectual property rights decreased, but because of the contribution to sales made by Actoplus Met, newly released by TPNA in November last year, sales of Actos increased 254 million dollars from the previous

fiscal year to 1,783 million dollars. Sales of Rozerem, newly released in September last year, were 26 million dollars. Also, in April this year, TPNA launched Amitiza, a therapeutic agent for chronic idiopathic constipation. In Europe as well, sales of core products such as Actos and Leuprorelin increased.

- Sales in healthcare operations decreased 200 million yen (0.4%) from the previous term to 55.4 billion yen. Partly because of the effects of the new release of Nicorette Coolmint in December last year, Nicorette revenue increased, and elsewhere, there was also growth in sales for products such as the Actage AN Jo (tablets). However, revenue from the Alinamin series of tablets and drinks, and Hicee brand products, among others, decreased.

**Other segments**

Sales in other segments decreased 14.8 billion yen (9.7%) from the previous fiscal year to 137.7 billion yen, while operating income increased 7.1 billion yen (93.7%) from the previous fiscal year to 14.7 billion yen.

- The reason for this significant reduction in revenue was the loss of sales for products accompanying the transfer in April last year of shares in life-environment business related subsidiaries and affiliates.

  In addition, due to the transfer in April this year of the beverage and food business of The company's subsidiary Takeda Food Products, Ltd. to House Wellness Foods Corporation, Ltd., a joint venture established by Takeda and House Foods Corporation, sales by the company to Takeda Food Products, Ltd. will be included in sales for healthcare operations to external customers from the next interim period onwards. (Income of about 19.0 billion yen is forecast to be generated in association with this transfer in 2006.)

## Research and Development Activities

Aiming at upgrading the R&D pipeline, the company's source of growth, and early market release of new products, the company positions in-house R&D, the maximization of the added value of products, and in-licensing and alliances as the three central pillars of its R&D activities, while emphasizing and concentrating the investment of management resources in its four core areas of interest: lifestyle-related disease; oncological and

urological disease (including gynecological disease); central nervous system disease (including bone and joint disease); and digestive system disease lifecycle management. The main results of R&D activities in the current term were as shown below.

**In-house R&D**

- TPNA received a license for the sale of Rozerem, a therapeutic agent for insomnia and the first new in-house product since Actos, from the US Food and Drug Administration (FDA) in July last year, and launched the product in September.
- In July last year, Takeda acquired the 50% share of the development and marketing rights held by Pharmaceutical Product Development, Inc. of America for dipeptidyl peptidase-IV (DPP4) inhibitor, a therapeutic agent for diabetes created by TSD.
- The company acquired fast-track designation from the US FDA for TAK-242, a therapeutic agent for critical sepsis in July last year. A cooperative global phase III clinical trial is currently underway in Japan, America and Europe.
- In August last year, TAP initiated a phase III clinical trial for TAK-390MR, a therapeutic agent for peptic ulcer created by Takeda. (A phase I clinical trial is currently underway in Japan.)
- The company acquired approval from the Ministry of Health, Labour and Welfare in September last year for the manufacture of Passif capsule, a therapeutic agent for carcinomatous pain, and initiated sales of the drug in April this year.
- In January this year, a phase III clinical trial was initiated in Europe and America for SYR-322 (DPP4 inhibitor), a therapeutic agent for diabetes. (A phase I clinical trial is currently underway in Japan.)
- In February this year, a phase II clinical trial for TAK-583, a neuropathic pain-improving drug, was initiated in Europe and America in subjects with postherpetic neuralgia. (A phase I clinical trial is currently underway in Japan.)

**Maximization of the added value of products**

**Candesartan**

- In May last year, approval for indication for chronic heart failure was received from the US FDA for concomitant therapy with an ACE inhibitor, for which Candesartan had already been approved in America.
- In October last year, approval was acquired from the Ministry of Health, Labour and

Welfare for Blopress, a therapeutic agent for hypertension, in 2, 4 and 8 mg tablet forms, for indication against chronic heart failure. This was the first time such indication had been approved in Japan for an Angiotensin II receptor blocker.

**Pioglitazone**

- Applications were made to the FDA in June last year, and to the European Agency for the Evaluation of Medicinal Products in July last year, for licenses for the sale of a drug combining pioglitazone and glimepiride, a sulfonylurea agent (SU agent).
- In August last year, a license for the sale of Actoplus Met, a combination of pioglitazone and metformin, was acquired from the US FDA. TPNA began sales of the drug in November.
- Data from the PROactive large-scale clinical trial for Actos, conducted in type II diabetes patients with a history of cardiovascular events, was announced in September last year. These data reveal Actos to be the first oral anti-diabetic drug in the world to significantly reduce the onset of cardiovascular events such as cardiac infraction and stroke in patients with type II diabetes, and also to significantly reduce overall mortality.
- In March this year, an application was made to the FDA for approval of the sale of Actoplus Met XR, a combination of Actos and sustained release metformin.

**Leuprorelin**

- In August last year, an additional indication for pre-menopausal breast cancer was acquired from the Ministry of Health, Labour and Welfare in Japan for the Leuplin SR for injection kit 11.25. Use as a postoperative adjunct therapy after surgery for pre-menopausal breast cancer has also been made possible.
- Applications were made in Germany (June last year), Italy (October last year), and France (November last year) for licenses for the sale of a six-month version of the drug.

**Ramelteon**

- A phase II clinical trial was initiated in the US in April this year for testing on sleep and awakening disorders in patients with Alzheimer's disease, aiming at an additional indication.

**In-licensing and alliance activities**

- Takeda made an agreement in June last year with Paradigm Therapeutics, Ltd. of England to carry out joint research on neurological disorders. Research began last

July.

- In September last year, Takeda agreed with Merck KGaA of Germany on a contract for joint development and marketing of matuzumab (humanized monoclonal antibody specific against epidermal growth factor receptor, which is implicated in the onset and progression of cancer) in America, Japan, Europe and a number of countries in Asia.
- In November last year, Takeda acquired exclusive development and marketing rights in Japan for Omacor, a therapeutic agent for hypertriglyceridemia, from Pronova Biocare AS of Norway.
- In December last year, Takeda acquired a drug target candidate for Alzheimer's disease in joint research with Evotec Neurosciences GmbH of Germany.
- In January this year, Takeda initiated a phase II clinical trial in Japan for ATL-962, a therapeutic agent for obesity developed by Alizyme PLC of the UK.
- Sucampo Pharmaceuticals, Inc. of America acquired a license from the US FDA in January this year for the sale of Amitiza, a therapeutic agent for chronic idiopathic constipation and in April, TPNA and Sucampo initiated sales of the drug in America.
- In February this year, exclusive development and marketing rights in Japan for Hematide, a therapeutic agent for renal anemia and cancerous anemia, were acquired from Affymax of the US.
- In March this year, exclusive rights were acquired from Lexicon Genetics, Inc. of America for the use of LG-474, a target for drug discovery in cardiovascular disease discovered based on a program developed by Lexicon.
- A licensing contract was concluded in March this year with BioNumerik Pharmaceuticals, Inc. (USA), ASKA Pharmaceutical Co., Ltd. (Japan), and KI Pharmaceuticals, Inc. (Japan) for Tavocept, a chemoprotective agent, and Takeda acquired exclusive marketing rights in Japan for the drug.
- In March this year, Takeda acquired rights related to antibody drugs in the cancer field from Arius Research, Inc. of Canada, acquiring three years of exclusive access to a fixed number of functional mouse monoclonal antibodies that display anti-tumor activity.

**Litigation**

Litigation was initiated in regard to sales of Leuprorelin (US product name: Lupron

Depot), a therapeutic agent for prostate cancer and endometriosis, by TAP Pharmaceutical Products Inc. (TAP below), a company 50% owned by TAH, (the remaining 50% is owned by Abbott of America). Having suffered losses due to discrepancies between the price disclosed publicly as the AWP (average wholesale price) and the actual sales price, a number of patients and insurance companies initiated civil litigation (known as AWP litigation) claiming damages against TAP, Abbott and Takeda in a number of federal and state courts. TAP, Abbott and Takeda concluded a class settlement agreement with the plaintiff attorneys to settle these civil lawsuits in November 2004, with TAP paying a total of 150 million dollars. In August 2005, the Boston federal district court gave final approval for this settlement.

Apart from this litigation, there is also industry-scale AWP litigation pending in court involving many large American pharmaceutical companies. The drugs involved differ, but as part of this broader trend of litigation, TAP and TPNA are standing as defendants in civil suits for damages in a number of federal and state courts. In some of these proceedings, Takeda is also named as a defendant.

At the end of June 2005, Abbott filed a lawsuit demanding damages against Takeda in the Chicago Federal District Court, asserting that Takeda forced TAP into the continuation of transactions for the supply of Lansoprazole, thereby gaining excessive profit. In February 2006, the court dismissed Abbott's claim, stating that it should have been filed in Japan in accordance with the provision of venue designation stipulated in the shareholders agreement concluded between Takeda and Abbott. In March 2006, Abbott filed an appeal with the 7th Federal Circuit Court of Appeals challenging this judgement.

In October 2004 in Japan, a lawsuit claiming remuneration for an employee invention in regard to the drug patents for Leuprorelin (domestic product name: Leuplin) was brought against Takeda in the Tokyo District Court by plaintiffs asserting that they inherited about 37.2 billion yen in claimable rights for compensation for an employee invention from a deceased ex-employee. The plaintiffs demanded an initial 100 million yen as an initial payment. In December 2005, the plaintiffs increased the amount demanded as initial payment to 500 million yen. In addition, another plaintiff filed a lawsuit against Takeda in the Tokyo District Court asserting that she inherited about 74.5 billion yen in claimable rights for compensation for an employee invention, also demanding an initial 1 billion yen as a partial payment. These two lawsuits have been

consolidated into combined proceedings.

Takeda will continue to respond thoroughly to all of the litigation outlined above.

# Consolidated Results

## Consolidated Balance Sheet (Unit: Million yen)

**Assets**

| Account item | FY2005 As of 31st March 2006 | FY2004 As of 31st March 2005 |
|---|---|---|
| Current assets | **2,371,970** | **1,969,915** |
| Cash and cash equivalents | 450,709 | 429,530 |
| Accounts receivable | 236,680 | 225,413 |
| Marketable securities | 1,405,811 | 1,092,590 |
| Inventory assets | 98,258 | 94,565 |
| Deferred tax assets | 135,019 | 93,857 |
| Other current assets | 45,802 | 34,230 |
| Allowance for doubtful receivables | △309 | △271 |
| Fixed assets | **670,324** | **575,520** |
| Tangible fixed assets | **215,670** | **220,133** |
| Buildings and structures | 100,502 | 104,715 |
| Machinery and equipment | 42,594 | 42,618 |
| Land | 44,853 | 44,500 |
| Other assets | 27,721 | 28,301 |
| Intangible assets | **5,330** | **8,092** |
| Investments and other assets | **449,325** | **347,296** |
| Investment securities | 387,964 | 302,404 |
| Long-term loans receivable | 187 | 1,610 |
| Real estate for lease | 23,354 | 24,460 |
| Deferred tax assets | 12,609 | 12,542 |
| Other assets | 25,402 | 6,386 |
| Allowance for doubtful receivables | △191 | △105 |
| Total assets | **3,042,294** | **2,545,435** |

Note:

| | | |
|---|---|---|
| Total value of cumulative depreciation of tangible fixed assets: | 376,598 | 404,370 |
| Total value of cumulative depreciation of real estate for lease: | 4,735 | 3,628 |

**Liabilities, minority interests and capital**

| Account item | FY2005 As of 31st March 2006 | FY2004 As of 31st March 2005 |
|---|---|---|
| Current liabilities | **488,227** | **365,500** |
| Notes and accounts payable | 78,195 | 70,750 |
| Short-term debt | 5,446 | 8,301 |
| Accrued income tax, etc. | 151,947 | 80,790 |
| Accrued expenses | 125,114 | 103,823 |
| Reserve | 42,081 | 35,756 |
| Other liabilities | 85,445 | 66,080 |
| Fixed liabilities | **158,444** | **133,684** |
| Deferred tax liabilities | 106,223 | 75,493 |
| Accrued retirement benefits for employees | 35,119 | 39,859 |
| Allowance for retirement benefits for directors | 1,829 | 1,784 |
| Allowance for indemnities arising from SMON litigation | 4,486 | 4,664 |
| Other | 10,786 | 11,884 |
| Total liabilities | **646,671** | **499,185** |
| Minority interests | **47,193** | **44,836** |
| Capital | **63,541** | **63,541** |
| Capital surplus | **49,641** | **49,638** |
| Retained earnings | **2,062,226** | **1,834,931** |
| Unrealized gains on other marketable securities | **171,844** | **125,342** |
| Foreign currency translation adjustments | **4,224** | **△69,130** |
| Treasury stock | **△3,046** | **△2,908** |
| Total capital | **2,348,429** | **2,001,414** |
| Total liabilities, minority interests and capital | **3,042,294** | **2,545,435** |

Note:

| | | |
|---|---|---|
| 1. Guarantee liabilities | | |
| Guarantee of liabilities | 3,791 | 4,670 |
| 2. Accounts receivable discounts | - | 24 |
| 3. Accounts receivable endorsements and transfers | 13 | 15 |

## Consolidated Statements of Income (Unit: Million yen)

| Account item | FY2005 1st April 2005 to 31st March 2006 | FY2004 1st April 2004 to 31st March 2005 |
|---|---|---|
| Net sales | **1,212,207** | **1,122,960** |
| Cost of sales | **282,102** | **279,179** |
| Selling, general and administrative expenses | **527,296** | **458,503** |
| Operating income | **402,809** | **385,278** |
| Non-operating income | **103,867** | **74,803** |
| Interest income | 30,710 | 14,980 |
| Dividend income | 3,501 | 3,118 |
| Equity method investment income | 54,184 | 45,431 |
| Other non-operating income | 15,472 | 11,274 |
| Non-operating expenses | **21,322** | **17,970** |
| Interest expenses | 365 | 334 |
| Other non-operating expenses | 20,957 | 17,636 |
| Ordinary gain | **485,354** | **442,111** |
| Extraordinary gain | **32,604** | **1,070** |
| Fixed asset disposal income | 145*1 | 1,070*1 |
| Income from disposal of shares in affiliated companies | 12,048*2 | - |
| Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | 20,411 | - |
| Extraordinary expenses | - | **2,079** |
| Expenses related to the vitamin cartel, etc. | - | 2,079*3 |
| Current net income before taxes and other adjustments | **517,957** | **441,102** |
| Corporation tax, residents' tax and enterprise tax | **201,361** | **160,231** |
| Corporation tax, residents' tax and enterprise tax | 240,449 | 172,867 |
| Corporation tax-deferred | △39,088 | △12,637 |
| Minority interest income | **△3,348** | **△3,433** |
| Current net income | **313,249** | **277,438** |

*1. Income from the disposal of idle real estate assets has been posted. The main disposed asset was land.

*2. Income from the transfer of shares in life-environmental business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation has been posted as extraordinary income.

*3. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted.

## Consolidated Statements of Cashflow (Unit: Million yen)

| Account item | FY2005 1st April 2005 to 31st March 2006 | FY2004 1st April 2004 to 31st March 2005 |
|---|---|---|
| Current net income before taxes and other adjustments | 517,957 | 441,102 |
| Allowance for depreciation | 28,728 | 31,226 |
| Equity method investment income | △11,541 | 7,301 |
| Income from disposal of shares in affiliated companies | △12,048 | - |
| Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | △20,411 | - |
| Costs associated with acquisition of subsidiary company shares | - | 20,637*1 |
| Asset variation, etc. | 32,732 | △9,968 |
| Corporation tax, etc. payments | △161,843 | △194,758 |
| Cash flow from operating activities | **373,575** | **295,539** |
| Acquisition and disposition of marketable securities, etc. | 15,331 | 21,974 |
| Acquisition and disposition of tangible fixed assets | △31,194 | △51,047 |
| Acquisition and disposition of investment securities | 11,657 | △14,139 |
| Income due to disposal of subsidiary company shares associated with changes in the scope of consolidation | 10,772 | - |
| Revenue due to the acquisition of shares in subsidiary companies associated with changes to the scope of consolidation | - | △29,093 |
| Cash flow from investment activities | **6,566** | **△72,305** |
| Dividend payments | △85,529 | △74,958 |
| Borrowing, repayments, etc. | △3,761 | 1,046 |
| Cash flow from financial activities | **△89,290** | **△73,912** |
| Exchange rate changes on cash and cash equivalents | **71,060** | **15,197** |
| Increased value of cash and cash equivalents | **361,911** | **164,520** |
| Balance of cash and cash equivalents at the start of fiscal period | **1,264,324** | **1,076,084** |
| Increased value of cash and cash equivalents associated with changes in the settlement period for consolidated subsidiaries | - | **23,719** |
| Balance of cash and cash equivalents at the end of the fiscal period | **1,626,235** | **1,264,324** |

Note:

1. The account item "Cash and cash equivalents" includes fixed term deposits with a maximum period from acquisition to redemption of 3 months and marketable securities that mature in a maximum period of 3 months from the date of acquisition.
2. The account item "Acquisition and disposition of marketable securities, etc." includes deposits and withdrawals of fixed term deposits with a fixed period in excess of 3 months.

*1. Part of the acquisition price for Syrrx (now Takeda San Diego, Inc.) was booked under R&D expenses, and processed as an expense at the time of acquisition.

# Non-Consolidated Results

## Non-Consolidated Balance Sheet (Unit: Million yen)

**Assets**

| Account item | FY2005 As of 31st March 2006 | FY2004 As of 31st March 2005 |
|---|---|---|
| Current assets | **1,206,730** | **983,629** |
| Cash and cash equivalents | 213,436 | 232,931 |
| Accounts receivable | 162,190 | 153,646 |
| Marketable securities | 635,042 | 445,628 |
| Inventory assets | 62,158 | 60,507 |
| Deferred tax assets | 106,697 | 76,356 |
| Other current assets | 27,229 | 14,583 |
| Allowance for doubtful receivables | △23 | △22 |
| Fixed assets | **950,814** | **863,961** |
| Tangible fixed assets | **105,489** | **111,935** |
| Buildings and structures | 60,741 | 62,622 |
| Machinery and equipment | 20,731 | 16,752 |
| Land | 20,826 | 20,418 |
| Other assets | 3,190 | 12,144 |
| Intangible assets | **45** | **90** |
| Investments and other assets | **845,281** | **751,936** |
| Investment securities | 288,931 | 212,226 |
| Shares in subsidiaries | 458,100 | 462,523 |
| Real estate for lease | 23,354 | 24,460 |
| Other assets | 75,005 | 52,759 |
| Allowance for doubtful receivables | △110 | △31 |
| Total assets | **2,157,543** | **1,847,590** |

Note:

| | | |
|---|---|---|
| Total value of cumulative depreciation of tangible fixed assets | 247,471 | 267,851 |
| Total value of cumulative depreciation of real estate for lease: | 4,735 | 3,628 |

**Liabilities and capital**

| Account item | FY2005 As of 31st March 2006 | FY2004 As of 31st March 2005 |
|---|---|---|
| Current liabilities | **342,696** | **259,173** |
| Notes and accounts payable | 52,293 | 47,331 |
| Accrued liabilities and accrued expenses | 115,766 | 105,694 |
| Accrued income tax, etc. | 133,612 | 69,677 |
| Reserve | 30,819 | 28,776 |
| Other liabilities | 10,206 | 7,696 |
| Fixed liabilities | **86,405** | **68,689** |
| Accrued retirement benefits for employees | 18,592 | 22,886 |
| Allowance for retirement benefits for directors | 1,034 | 990 |
| Allowance for indemnities arising from SMON litigation | 4,486 | 4,664 |
| Deferred tax liabilities | 61,256 | 39,104 |
| Other | 1,037 | 1,045 |
| Total liabilities | **429,101** | **327,862** |
| Capital | **63,541** | **63,541** |
| Capital surplus | **49,641** | **49,638** |
| Retained earnings | **1,487,150** | **1,324,231** |
| Unrealized gains on other marketable securities | **130,927** | **84,997** |
| Treasury stock | **△2,817** | **△2,678** |
| Total capital | **1,728,443** | **1,519,728** |
| Total liabilities and capital | **2,157,543** | **1,847,590** |

Note:

| | | |
|---|---|---|
| 1. Guarantee liabilities<br>Guarantee of liabilities | 16,628 | 17,234 |
| 2. Accounts receivable discounts | 294 | 235 |
| 3. No. of shares of treasury stock | 534,624 | 512,035 |

## Statements of Income (Unit: Million yen)

| Account item | | | FY2005 1st April 2005 to 31st March 2006 | FY2004 1st April 2004 to 31st March 2005 |
|---|---|---|---|---|
| Ordinary income | Operating income | Operating revenue | **840,230** | **784,848** |
| | | Sales | 840,230 | 784,848 |
| | | Operating expenses | **494,262** | **440,413** |
| | | Sales costs | 208,520 | 199,088 |
| | | Selling, general and administrative expenses | 285,741 | 241,325 |
| | | Operating income | **345,969** | **344,435** |
| | Non-operating income | Non-operating revenue | **34,806** | **25,454** |
| | | Interest income and dividends | 20,179 | 18,074 |
| | | Interest on marketable securities | 170 | 329 |
| | | Other non-operating income | 14,456 | 7,052 |
| | | Non-operating expenses | **16,335** | **13,193** |
| | | Interest expenses | 126 | 116 |
| | | Other non-operating expenses | 16,210 | 13,076 |
| | | Ordinary income | **364,439** | **356,696** |
| Extraordinary income | | Extraordinary income | **38,433** | **1,070** |
| | | Income from sales of fixed assets | 145*1 | 1,070*1 |
| | | Income from disposal of shares in affiliated companies | 17,877*2 | - |
| | | Income from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits | 20,411 | - |
| | | Extraordinary losses | - | **2,079** |
| | | Losses related to the vitamin cartel, etc. | - | 2,079*3 |
| Current net income before taxes | | | **402,872** | **355,688** |
| Corporation tax, residents' tax and enterprise tax | | | **153,511** | **120,199** |
| Corporation tax, residents' tax and enterprise tax | | | 193,486 | 131,780 |
| Corporation tax-deferred | | | △39,975 | △11,581 |
| Current net income | | | **249,361** | **235,488** |
| Retained earnings at the start of the fiscal term | | | **159,828** | **143,544** |
| Interim dividend payments | | | **47,104** | **39,106** |
| Unappropriated income in the current term | | | **362,085** | **339,926** |

*1. Income from the disposal of idle real estate assets has been posted. The main disposed asset was land.

*2. Income from the transfer of shares in life-environmental business related subsidiaries and affiliates, and income from the partial transfer of shares in Wyeth K.K., and Takeda-Kirin Foods Corporation has been posted as extraordinary income.

*3. Losses related to ongoing civil litigation concerning bulk vitamin and other cartels in the USA and Canada have been posted.

## Statements of Appropriations (Unit: Yen)

| Account item | FY2005 1st April 2005 to 31st March 2006 | FY2004 1st April 2004 to 31st March 2005 |
|---|---|---|
| Unappropriated income in the current term | **362,084,959,961** | **339,926,276,059** |

This will be appropriated as follows.

| | | |
|---|---|---|
| Income dividends | **47,103,101,863** (53 yen per share) | **39,105,455,840** (44 yen per share) |
| Directors' bonuses | **220,000,000** | **220,000,000** |
| Auditors' bonuses | **13,000,000** | **13,000,000** |
| Special contingency reserve | **76,653,502** | **302,215,262** |
| Reserve for compression of fixed assets | **68,421,319** | **457,863,031** |
| Separate reserve | **120,000,000,000** | **140,000,000,000** |
| Retained earnings carried forward to next fiscal term | **194,603,783,277** | **159,827,741,926** |

Note: Interim dividends totaling 47,103,598,208 yen (53 yen per share) were paid on 9th December 2005.

# Research and Development

## New Compounds

| Development Code (Generic Name) | Drug Class | Indication | Country/ Region and Stage of Development | In-House Product/ In-Licensed Product |
|---|---|---|---|---|
| SPI-0211 <lubiprostone> | Chloride channel opener | Chronic idiopathic constipation | USA: Under application (06/1) | In-licensed product (Sucampo) |
| | | Constipation-type IBS | USA: P-III | |
| TAK-242 <Undecided> | TLR4 signal transduction inhibitor | Critical sepsis | Japan: P-III<br>USA: P-III<br>Europe: P-III | In-house product |
| TAK-375 <ramelteon> | $MT_1$/ $MT_2$ receptor agonist | Insomnia | Japan: P-III<br>Europe: P-III | In-house product |
| | | Sleep/ awakening disorders (patients with Alzheimer's disease) | USA: P-II | |
| | | Circadian rhythm sleep disorder | USA: P-II | |
| TAK-475 <Undecided> | Squalene synthase inhibitor | Hyperlipidemia | USA: P-III<br>Europe: P-III<br>Japan: P-I | In-house product |
| TAK-390MR <Undecided> | Proton pump inhibitor | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | USA: P-III<br>Japan: P-I | In-house product |
| BNP7787 <dimesna> | Chemoprotective agent | Prevention or reduction of neurotoxicity induced by treatment with anticancer chemotherapy agents | USA: P-III<br>Japan: P-III | In-licensed product (BioNumerik) |
| SYR-322 <Undecided> | DPP4 inhibitor | Diabetes | USA: P-III<br>Europe: P-III<br>Japan: P-I | In-house product |
| TAK-428 <Undecided> | Neurotrophic factor production accelerator | Diabetic neuropathy | USA: P-II<br>Europe: P-II | In-house product |
| TAK-654 <Undecided> | Insulin resistance-improving drug | Diabetes | Japan: P-II<br>USA: P-II<br>Europe: P-II | In-house product |
| TAK-536 <Undecided> | Angiotensin II receptor blocker | Hypertension | USA: P-II<br>Europe: P-II | In-house product |
| TAK-715 <Undecided> | p38 MAP kinase inhibitor | Rheumatoid arthritis | USA: P-II<br>Europe: P-II<br>Japan: P-I | In-house product |
| TAK-583 <Undecided> | Neuropathic pain-improving drug | Postherpetic neuralgia | USA: P-II<br>Europe: P-II<br>Japan: P-I | In-house product |
| LY333531 <ruboxistaurin> | PKCβ inhibitor | Diabetic maculopathy | Japan: P-II | In-licensed product (Eli Lilly) |
| TAK-128 <Undecided> | Myelin formation promoter | Diabetic neuropathy | USA: P-II<br>Japan: P-II | In-licensed product (Mitsubishi Pharma) |
| R-851 <Undecided> | Immune response modifier | Human papilloma virus (HPV) infection | USA: P-II | In-licensed product (3M) |
| EMD72000 <matuzumab> | Humanized monoclonal antibody against human EGFR | Gastric cancer, non-small cell lung cancer, colorectal cancer | USA: P-II<br>Europe: P-II<br>Japan: P-I | In-licensed product (Merck KGaA) |
| ATL-962 <cetilistat> | Lipase inhibitor | Obesity | Japan: P-II | In-licensed product (Alizyme) |

P-I (Phase I Trial): Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics
P-II (Phase II Trial): Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration
P-III (Phase III Trial): Carried out on a small number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

## Drug Form/ Additional Indications

| Development Code (Generic Name) Brand Name (Country/ Region) | Drug Class | Indication | Country/ Region and Stage of Development | In-House Product/ In-Licensed Product |
|---|---|---|---|---|
| **AG-1749**<br>**<Lansoprazol>**<br>Takepron (Japan, Asia)<br>Prevacid (USA, Asia)<br>Ogast, Agopton, Lansox, etc. (Europe) | Proton pump inhibitor | Injectable solution: upper gastrointestinal bleeding | Japan: Under application (04/9) | In-house product |
| | | Symptomatic GERD | Japan: Under application (04/2) | |
| **TAP-144-SR**<br>**<Leuprorelin acetate>**<br>Leuplin (Japan)<br>Lupron Depot (USA)<br>Enantone, etc. (Europe, Asia) | LH-RH agonist | 6-monthly preparation: prostate cancer | Europe (Germany) Under application (05/6)<br>Europe (Italy) Under application (05/10)<br>Europe (France) Under application (05/11) | In-house product |
| **TCV-116**<br>**<Candesartan cilexitil>**<br>Blopress (Japan, Europe, Asia)<br>Amias, Kenzen, etc. (Europe) | Angiotensin II receptor blocker | Fixed combination with diuretic: hypertension | Japan: Under application (02/12) | In-house product |
| | | High dose | Japan: P-III | |
| | | Critical prevention and suppression of progress of diabetic retinopathy (DIRECT) | Europe: P-III | |
| | | Diabetic nephropathy | Japan: P-II | |
| **AD-4833**<br>**<Pioglitazone hydrochloride>**<br>Actos (Japan, USA, Europe, Asia) | Insulin resistance-improving drug | Actos/ metformin sustained release combination drug | USA: Under application (06/3) | In-house product |
| | | Actos/ metformin combination drug | Europe: Under application (05/2) | |
| | | Actos/ SU combination drug | USA: Under application (05/6)<br>Europe: Under application (05/7) | |
| | | Secondary prevention of macrovascular disorders in type II diabetes patients with cardiovascular disorders (PROactive) | Europe: Under application (05/12) | |
| | | Suppression of progress of arteriosclerosis | USA: P-III | |
| **AO-128**<br>**<Voglibose>**<br>Basen (Japan, Asia) | Disaccharide hydrolytic enzyme inhibitor | Impaired glucose tolerance (IGT) | Japan: P-III | In-house product |
| **NE-58095**<br>**<Risedronate>**<br>Benet (Japan) | Bone resorption inhibitor | Once-weekly preparation | Japan: Under application (04/12) | In-licensed product (Ajinomoto) |
| | | Paget's disease of bone | Japan: P-III | |

# Topics

## New Product Information

Release of Amitiza, a therapeutic agent for chronic idiopathic constipation, in the USA

The company's wholly owned subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA) began joint sales of Amitiza (generic name: Lubiprostone) from the middle of April with Sucampo Pharmaceuticals, Inc. (USA). Amitiza is a therapeutic agent for chronic idiopathic constipation and was created and developed by Sucampo.

Amitiza has a unique mechanism of action that selectively activates chloride channels on cells lining the small intestine to promote fluid secretion in the intestine, thereby improving the passage of stool and improving the symptoms associated with chronic idiopathic constipation.

TPNA aims to maximize the value of this drug under its alliance and cooperation with Sucampo.

Note: Chronic idiopathic constipation is defined as the continuation of the symptoms of constipation for at least 3 months. The condition is thought to occur because the expulsion of the bowel contents is prevented by colonic motility abnormality.

Release of Passif Capsule, a sustained release morphine hydrochloride agent

Takeda released the Passif Capsule, a sustained release morphine hydrochloride agent, in 30, 60, and 120 mg forms, on 12th April.

As this capsule is filled with both quick release and sustained release morphine hydrochloride powder, along with prompt release of morphine hydrochloride from the quick release powder straight after the capsule is administered, morphine hydrochloride is also released at a continuous and appropriate rate from the sustained release morphine hydrochloride powder. This twin-speed release of morphine hydrochloride is the characteristic of the drug.

Many terminal cancer patients complain of continuous and severe pain. Lack of sleep, loss of appetite and other indicators show a significant decrease in quality of life among such patients. This drug is expected to provide stable analgesic effects for 24 hours with once-daily administration to all types of cancer patients who require morphine

analgesia.

## In-licensing and Alliance Activities

Takeda is continuing to focus on in-licensing and alliances that complement in-house R&D as a measure to enhance the R&D pipeline

**In-licensing of Hematide, a therapeutic agent for renal anemia and cancerous anemia, from Affymax of the USA**

Takeda concluded an agreement for the licensing of Hematide, a therapeutic agent for renal anemia and cancerous anemia, with Affymax of America, the creator of the drug, on 13th February. Takeda acquired exclusive development and marketing rights for Hematide in Japan.

Hematide is a synthetic peptide with an action that works to increase the number of red blood cells by acting on receptors for erythropoietin, a hormone that promotes their formation. In comparison to currently available products, Hematide is expected to increase the length of time from one administration of the drug to the next, and to reduce the frequency of occurrence of adverse reactions (severe anemia)..

**Acquisition of LG474, a target for drug discovery discovered in joint research with Lexicon Genetics of the USA**

On 2nd March, Takeda acquired exclusive rights for the use of LG-474, a target for drug discovery in cardiovascular disease that was discovered in joint research with Lexicon, based on technology developed by the American company. Takeda concluded a joint research agreement with Lexicon in regard to hypertension, and for a period of three years from July 2004, Takeda has the right of preferential selection over the results of research, and exclusive R&D rights and world marketing rights for any compounds created from that research.

**Initiation of joint research in antibody drugs with Arius Research, Inc. of Canada**

On 31st March, Takeda concluded an agreement for joint research into antibody drugs for cancer with Arius Research, Inc. of Canada. By this agreement, Takeda acquired from Arius the rights for three years of exclusive access to a fixed number of antibodies that

display anti-tumor activity. This joint research will lead on to the further strengthening of Takeda's research in the cancer field, one of the company's core disease areas.

# Takeda Overview

## Overview (As of 1st May 2006)

| | |
|---|---|
| Date of Incorporation | January 1925 |
| Paid-In Capital | ¥63,541,000,000 |
| Number of Employees | 5,930 (All employees) |
| Head Office | 1-1, Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan |
| Tokyo Head Office | 12-10, Nihonbashi 2-Chome, Chuo-ku, Tokyo 103-8668, Japan |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch |
| Factories | Osaka Plant, Hikari Plant |
| Research Centers | Exploratory Research Center, Bio-Pharmaceutical Laboratory, Chemical Research Laboratory, No.1 Drug Discovery Laboratory, No.3 Drug Discovery Laboratory, R&D Center, Pharmaceutical Laboratory, Drug Formulation Technology Laboratory, Development Analysis Laboratory, Health Science Laboratory (all in Osaka City)<br>Development Laboratory, No.2 Drug Discovery Laboratory (both in Tsukuba City) |

Takeda also has offices in major cities nationwide apart from the above.

## Board of Directors and Auditors

| | |
|---|---|
| Chairman of the Board | Kunio Takeda |
| President | Yasuchika Hasegawa |
| Managing Director (MPDRAP Advisor) | Hiroshi Akimoto |
| Managing Director (General Manager, Pharmaceutical Marketing Division) | Makoto Yamaoka |
| Director (General Manager, Pharmaceutical Development Department) | Kiyoshi Kitazawa |
| Director (Special Appointment) | Takashi Sohda |
| Director (General Manager, Legal Department) | Hiroshi Shinha |
| Director (General Manager, Corporate Communications Department) | Toyotsugu Yoshida |
| Full-Time Corporate Auditor | Yuzuru Takagi |
| Corporate Auditor (Attorney) | Kiyoshi Taura |
| Corporate Auditor (American Certified Public Accountant) | Yoichi Asakawa |
| Corporate Auditor (Attorney) | Tadashi Ishikawa |

Note: The auditors Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are external auditors as stipulated in Article 18.1 of the previous Law Concerning Exceptions to the Commercial Code Concerning Auditors, etc., of Stock Corporations.

## Corporate Officers

| | |
|---|---|
| Yasuhiko Yamanaka | (General Manager, Corporate Strategy and Planning Department) |
| Issei Iketani | (General Manager, Strategic Product Planning Department) |
| Hiroshi Takahara | (General Manager, Finance & Accounting Department) |
| Tsutomu Miura | (General Manager, Ethical Products Marketing Department) |
| Naohisa Takeda | (General Manager, Department of Europe and Asia) |
| Saburo Hamanaka | (Special Appointment) |
| Hiroshi Otsuki, Ph.D. | (President, Consumer Healthcare Company) |

## Stock Information (As of 31st March 2006)

No. of Shareholders

108,111 shareholders

No. of Shares Outstanding

889,272,395 shares

## Big Shareholders

| Shareholder | No. of shares held (1000) | % of shares outstanding |
|---|---|---|
| Nippon Life Insurance Company | 56,400 | 6.34 |
| Japan Trustee Services Bank, Ltd. (trust account) | 52,715 | 5.93 |
| The Master Trust Bank of Japan, Ltd. (trust account) | 39,374 | 4.43 |
| State Street Trust & Banking Co., Ltd. 505103 | 21,821 | 2.45 |
| The Chase Manhattan N.A. London | 21,346 | 2.40 |
| Dai-ichi Life Mutual Insurance Company | 19,029 | 2.14 |
| Takeda Science Foundation | 17,912 | 2.01 |
| The Chase Manhattan N.A. London S.L. Omnibus Account | 17,420 | 1.96 |
| BNP PARIBAS Securities (Japan) Limited | 13,536 | 1.52 |
| Nomura Securities, Co., Ltd | 12,320 | 1.39 |

## Takeda Global Network

### USA

(1) Takeda America Holdings, Inc.

(2) Takeda Research Investment, Inc.

(3) Takeda San Diego, Inc.

(4) Takeda Pharmaceuticals North America, Inc.

(5) Takeda Global Research & Development Center, Inc.

(6) TAP Pharmaceutical Products, Inc.

### Europe

(1) Takeda Global Research & Development Center (Europe) Ltd. (UK)

(2) Laboratoires Takeda (France)

(3) Takeda UK Limited

(4) Takeda Italia Farmaceutici S.pA.

(5) Takeda Pharma GmbH (Germany)

(6) Takeda Pharma Ges.m.b.H (Austria)

(7) Takeda Pharma AG (Switzerland)

(8) Takeda Ireland Limited

(9) Takeda Pharma Ireland Limited

### Asia

(1) Takeda Pharmaceutical Company Limited

(2) Tianjin Takeda Pharmaceuticals Co., Ltd.

(3) Takeda Chemical Industries (Taiwan), Ltd.

(4) Boie-Takeda Chemicals, Inc.

(5) Takeda (Thailand), Ltd.

(6) P.T. Takeda Indonesia

# Share Information

Reference Date for Ordinary General Meeting of Shareholders
31st March each year

Reference Date for Term-End Dividend
31st March each year

Reference Date for Interim Dividend
30th September each year

Ordinary General Meeting of Shareholders
June each year

Share Trading Unit
100 shares

Administrator of the Shareholders' Register
Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-Chome
Chiyoda-ku, Tokyo 100-8212, Japan

Mitsubishi UFJ Osaka Office
(All References)
Osaka Stock Transfer Agency
Mitsubishi UFJ Trust and Banking Corporation
6-3, Fushimi-machi 3-Chome
Chuo-ku, Osaka 541-8502, Japan
Tel: 0120-094-777 (Free Call)

(Procedural Form Requests)
Tel: 0120-244-479 (Head Office Stock Transfer Agency)
(Free Call) 0120-684-479 (Osaka Stock Transfer Agency)
Internet
(Mitsubishi UFJ Trust and Banking Corporation Homepage)
http://www.tr.mufg.jp/daikou/
* Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above.

Other Offices
Mitsubishi UFJ Trust and Banking Corporation offices nationwide
Nomura Securities Co., Ltd. offices nationwide

Method for Public Announcements
Electronic announcements
Listed at: http://www.takeda.co.jp/invest-info/koukoku/index.html
However, in cases of accident or other unavoidable reason in which it is not possible to make a public announcement electronically, announcements will be made in the Nihon Keizai Shimbun.

Additional purchases/ disposals of fractional shares
It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete 1 share unit (100 shares) or to request the purchase of the fractional shares (by the company). Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

Methods for Receiving Dividend Payments
Shareholders may use any of the following methods to receive a dividend payment from the company.
(1) Receipt via Post Office transfer payment notice
(2) Receipt via Post Office savings account automatic transfer receipt
(3) Receipt via bank deposit account automatic transfer receipt
* Customers who receive dividends using a Post Office transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
* Please contact one of the offices listed above if you are a shareholder and wish to change your method for receiving dividend payments.

November 2006

To All Shareholders

**President**
**Yasuchika Hasegawa**
**Takeda Pharmaceutical Company Limited**
1-1, Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan

**Announcement of the decision taken by the Board of Directors concerning the payment of an interim dividend for the 130th term**

We hereby announce that the following decision concerning the payment of an interim dividend for the 130th term (1st April 2006 to 31st March 2007) was made at a meeting of the Board of Directors held on 6th November 2006.

An interim dividend will be paid as follows to shareholders or registered pledgees registered in the final list of shareholders or list of actual shareholders of 30th September 2006 based on regulations of the company's articles of incorporation.

| | |
|---|---|
| **1. Interim dividend** | **60 yen per share** |
| **2. Start date for payment (Effective date)** | **8th December 2006 (Friday)** |

---

Postal transfer payment notices (for shareholders' who applied for electronic transfers, the interim dividend account statement) are planned for distribution on **7th December** to the addresses entered on the shareholders' payment method application forms.

# *Business Report*

130th Term (Interim Period)
Business Activity Report

1st April to 30th September 2006

TAKEDA PHARMACEUTICAL COMPANY LIMITED

## To All Shareholders

We hereby present our report on the general condition of business for the interim period of the company's 130th term (1st April to 30th September 2006).

The company positions Takeda-ism (fairness, honesty, perseverance) as the basis of all corporate activities and aims at realizing the following management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In May this year, the company drew up the "06-10 Mid Term Plan," a five-year management plan, and initiated efforts on important management issues aimed at the creation of a global pharmaceutical company of Japanese origin, a company able to foresee the unswerving mid to long-term prospects fixed at the core of Takeda-ism.

Through this mid-term plan, we will mobilize all of the resources of the group to polish up our strengths from top to bottom – "the planning and execution of precise strategies from a long-term viewpoint" and "high productivity and efficiency." Also, in 2006, the first year of the plan, we will concentrate our efforts on the following issues and strive to maximize the steady growth and corporate value of the company group.

□ **Strengthening of the R&D pipeline (new drug candidate compounds) centered on the generation of new drugs using the company's own research**

As an international R&D company, we will carry out priority investment in research activities to construct a framework that brings about the continuous generation of new drugs from our own research. We will push forward the reform of our R&D processes and by concentrating resources on priority themes, we will increase the speed and efficiency of R&D and bring about steady growth over the mid to long-term centered on the company's own products.

□ **Construction of a self-sustaining trilateral marketing framework**

By communalizing best practices for marketing activities among the Japan, US and Europe, the company will establish a unique and efficient promotions model and construct a slim, strong marketing framework that implements operations matched to the realities of each of the three markets in self-sustaining fashion.

□ **Promotion of efficient global management**

While carrying out further strengthening of research, development, production, sales, alliances and intellectual property functions on the one hand, we will also establish a framework for these elements to come together and implement operations globally. Head office in Japan will construct a framework for the control of each corporate function, such as personnel and accounting. Furthermore, we will enhance the human resources responsible for global operational activities and implement efficient and rational group management using the optimum personnel.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

## 06-10 Mid Term Plan

The creation of a global pharmaceutical company of Japanese origin, run through with Takeda-ism

### Basic Policy

- Restoration of drug discovery capabilities through in-house R&D
- Construction of a self-sustaining trilateral framework for marketing functions
- Establishment of efficient global management in head office functions
- Enhancement of the human resources pipeline necessary for global operations
- Pursuit of high productivity and efficiency in each of the MPDRAP functions

* M (marketing), P (production), D (development), R (research), A (alliances), P (patents)

### Fiscal 2010 Business Goals

- Construction of an R&D pipeline able to foresee sales of in-house ethical drugs of 2 trillion yen in fiscal 2015
- Sales of in-house ethical drugs: 1.4 trillion yen
- Market share: 2.5% in countries where Takeda has its own sales channels
- R&D expenses: Up to 20% of sales of ethical drugs
- Earnings per share (EPS): 7% average increase per year (excluding extraordinary gains and losses)
- Return on equity (ROE): Maintain current level (14 – 15%)

# Operations Review

## Current interim period consolidated results

We hereby report on the consolidated results for the interim period of the current term.

Sales increased 42.6 billion yen (7.1%) from the same period in the previous fiscal term to 642.4 billion yen.

- The income reducing effects of the transfer in April this year of the beverage and food business of Takeda Food Products, Ltd., to House Wellness Foods Corporation, Ltd., a joint venture established by the company and House Foods Corporation, were absorbed by growth in ethical drug sales, centering on the American subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA). This led to increased sales.
- The yen trended on the weak side against both the US dollar and the Euro. The exchange rate effect caused increased foreign exchange of 14 billion yen in comparison to the previous fiscal term.
- Consolidated sales of international strategic products were as follows.

| | | |
|---|---|---|
| Leuprorelin<br>(Therapeutic agent for prostate cancer and endometriosis) | 62.4 billion yen | Against the same period in the previous fiscal term<br>Up 200 million yen (0.3%) |
| Lansoprazole<br>(Therapeutic agent for peptic ulcer) | 76.6 billion yen | Against the same period in the previous fiscal term<br>Down 9.4 billion yen (11.0%) |
| Candesartan<br>(Therapeutic agent for hypertension) | 100.5 billion yen | Against the same period in the previous fiscal term<br>Up 7.6 billion yen (8.2%) |
| Pioglitazone<br>(Therapeutic agent for diabetes) | 161.1 billion yen | Against the same period in the previous fiscal term<br>Up 49.7 billion yen (44.7%) |

Operating income increased 21.0 billion yen (9.7%) from the same period in the previous fiscal year to 236.2 billion yen.

- Although selling, general and administrative expenses increased 24.1 billion yen (9.9%) compared with the same period in the previous fiscal year to 267.2 billion yen, this was absorbed by an increase in gross income, which led to increased operating income overall.
- R&D expenses increased 13.9 billion yen (16.9%) from the same period in the

previous fiscal year. In addition to progress in development activities, the main cause of this increase was the posting of contractual lump sums in association with the acquisition from Affymax of the US of exclusive overseas development and marketing rights for Hematide, a therapeutic agent for renal anemia and cancerous anemia.

- Apart from R&D expenses, selling, general and administrative expenses increased 10.2 billion yen (6.3%) from the same period in the previous fiscal year, centering on increased selling expenses related to Rozerem, a therapeutic agent for insomnia, Actoplus Met, a therapeutic agent for type II diabetes, and Amitiza, a therapeutic agent for chronic idiopathic constipation, which have been marketed from last year at TPNA.

Ordinary income increased 39.6 billion yen (15.3%) from the same period in the previous fiscal year to 299.0 billion yen.

- In addition to the increase in operating income, increased non-operating income of 18.6 billion yen from the same period in the previous fiscal year also made a contribution. This increase was due to factors such as increased interest income against a backdrop of policy interest rate hikes in the US, Europe, Japan triad, and increased equity method investment income.
- Equity method investment income increased 6.6 billion yen (25.4%) from the same period in the previous fiscal year to 32.8 billion yen. Within this, income from the US equity method affiliate TAP Pharmaceutical Products Inc. increased 5.1 billion yen (21.1%) from the same period in the previous fiscal year to 29.5 billion yen.

Interim net income decreased 22.1 billion yen (12.2%) from the same period in the previous fiscal year to 159.1 billion yen.

- In addition to the increase in ordinary income, income before taxes and minority interests in the interim period increased 45.3 billion yen from the same period in the previous fiscal year due to the increase in extraordinary income of 5.7 billion yen from the same period in the previous fiscal year to 38.3 billion yen. However, because of the posting of 57.1 billion yen in additional taxes related to a transfer price taxation-based revision disposition included in interim profit and loss, interim net income decreased.
- Gains from the transfer of the beverage and food business of Takeda Food Products,

Ltd., gains from the partial transfer of shares in Wyeth K.K., and gains from the transfer of shares in Mitsui Takeda Chemical Co., Ltd., have been posted as extraordinary income in the current interim period.

- Interim net income per share decreased 23.51 yen from the same period in the previous fiscal year to 181.27 yen.

## Dividends

The company has decided to make the interim dividend for this term 60 yen per share, 7 yen higher than the dividend for the same period in the previous fiscal year.

The company will carry out strategic investment, centered on the enhancement of an R&D pipeline suitable for an international R&D corporation and the strengthening of the company's operational base, towards improving the sustainability of corporate value. With regard to distributing the fruits of such investments, the policy of the company is to increase the dividend payout ratio stably and, while evaluating capital needs overall, to acquire treasury stock flexibly, aiming at increasing capital efficiency and realizing an agile financial policy.

Alongside making its basic policy for dividends the distribution of stable profits from a long-term perspective and in response to consolidated business performance, the company will increase dividends gradually, with the goal of making the consolidated dividend payout ratio in the last fiscal year of the 06-10 Mid Term Plan about 45%.

## Operational review by segment (consolidated)

- **Pharmaceutical operations**

Overall, sales in pharmaceutical operations increased 61.7 billion yen (11.6%) from the same period in the previous fiscal year to 591.9 billion yen. Operating income increased 20.5 billion yen (9.7%) from the same period in the previous fiscal year to 230.6 billion yen.

- Sales of ethical drugs increased 61.0 billion yen (12.2%) from the same period in the previous fiscal year to 561.9 billion yen.

  Sales of ethical drugs in the domestic market absorbed the reduction of drug prices

in April this year and the effects of the entry of generic products into the peptic ulcer and diabetes markets to increase 13.5 billion yen (5.6%) from the same period in the previous fiscal year to 257.0 billion yen. Sales of key products were as follows.

| | | |
|---|---|---|
| Blopress<br>(Therapeutic agent for hypertension) | 63.2 billion yen | Against the same period in the previous fiscal term<br>Up 2.9 billion yen (4.9%) |
| Leuplin<br>(Therapeutic agent for prostate cancer and endometriosis) | 32.2 billion yen | Against the same period in the previous fiscal term<br>Up 0.9 billion yen (2.8%) |
| Basen<br>(Therapeutic agent for diabetic postprandial hyperglycemia) | 28.4 billion yen | Against the same period in the previous fiscal term<br>Down 4.5 billion yen (13.6%) |
| Takepron<br>(Therapeutic agent for peptic ulcers) | 28.3 billion yen | Against the same period in the previous fiscal term<br>Up 1.3 billion yen (5.0%) |
| Actos<br>(Therapeutic agent for diabetes) | 16.0 billion yen | Against the same period in the previous fiscal term<br>Up 5.1 billion yen (46.4%) |

□ Sales of ethical drugs in overseas markets increased 47.5 billion yen (18.5%) from the same period in the previous fiscal year to 304.9 billion yen. In the United States, due to growth in the market for oral drugs for diabetes due to the effects of the start of Medicare Part D and also to contributions made by Actoplus Met following its release in November last year, sales of TPNA's Actos increased 312 million dollars (37.1%) from the same period in the previous fiscal year to 1,154 million dollars. Further, sales of Rozerem, released in September last year, were 33 million dollars and sales of Amitiza, released in April this year, were 13 million dollars, which also contributed to TPNA's increased sales. In Europe, partly because of the effect of the patent for Lansoprazole expiring in some countries, sales decreased, but increased sales for core products such as Actos, sustained increased revenue overall.

□ Sales in healthcare operations increased 0.6 billion yen (2.1%) from the same period in the previous fiscal year to 30.0 billion yen. Although sales of some products, such as Benza and Nicorette, increased, sales for Alinamin tablets, a core product, decreased.

□ Other segments

Sales in other segments decreased 19.1 billion yen (27.4%) from the same period in the previous fiscal year to 50.5 billion yen. Operating income increased 0.5 billion yen (9.0%) from the same period in the previous fiscal year to 5.6 billion yen.

This significant fall in receipts from the same period in the previous fiscal year was due to the transfer in April this year of the beverage and food business of Takeda Food Products, Ltd., to House Wellness Foods Corporation, Ltd.

In association with this transfer of the beverage and food business, sales by the company to Takeda Food Products, Ltd., which were previously cleared from the books as internal sales, are included in sales for healthcare operations to an external customer from this interim period onwards and are a factor in increased sales in this area.

## Research & Development Activities

Aiming at upgrading the R&D pipeline, the company's source of growth, and early launching of new products, Takeda positions in-house R&D, the maximization of the added value of products, and in-licensing and alliances as the three central pillars of its R&D activities. The company emphasizes and concentrates the investment of management resources in the areas of lifestyle-related disease, oncological and urological disease (including gynecological disease), central nervous system disease (including bone and joint disease), and digestive system disease. The main results of R&D activities in the current interim term were as shown below.

Takeda integrated its research functions in Osaka City, Osaka Prefecture, and Tsukuba City, Ibaragi Prefecture, in October this year, and has decided to open a new research center in Fujisawa City, Kanagawa Prefecture, aiming at initiating research in fiscal 2010.

### In-house R&D

- □ Phase II clinical trials were initiated in Europe and the US in July this year for TAK-491, a therapeutic agent for hypertension. In comparison to the currently marketed angiotensin II receptor blockers, TAK-491 is expected to have a more powerful anti-hypertensive effect, insulin resistance-improving effect and proteinuria reduction effect.
- □ A contract for collaborative R&D related to the discovery, development and manufacture of monoclonal antibodies for therapeutic agents was concluded with Zoma of the US in November this year.

### Maximization of the added value of products

#### Lansoprazole (domestic product name: Takepron)

- □ An indication for non-erosive gastroesophageal reflux disease was acquired from the Ministry of

Health, Labour and Welfare in June this year for the Takepron 15mg capsule and 15mg orally-disintegrating tablet, therapeutic agents for peptic ulcer.

- Manufacturing approval was acquired from the Ministry of Health, Labour and Welfare in October this year for Takepron IV injection 30mg, a therapeutic agent for peptic ulcer.

### Candesartan (domestic product name: Blopress)

- Sub-analysis data from the CHARM trial showing that Candesartan suppressed new onset of atrial fibrillation in patients with chronic heart failure was presented in July this year in the July edition of the American Heart Journal.

### Ramelteon (domestic product name: Rozerem)

- A phase II clinical trial was initiated in the US in April this year for testing on sleep and awakening disorders in patients with Alzheimer's disease.

### Pioglitazone (domestic product name: Actos)

- Additional analysis results from the PROactive large-scale clinical study were announced publicly at the 66th Meeting of the American Diabetes Association (ADA) in June this year. This study confirmed that Actos reduces significantly the incidence of the main cardiovascular events, such as death by cardiac disease, in patients with high-risk type II diabetes, and reduces the number of patients who require continuous administration of insulin.
- A phase III study was initiated in the US in July this year on the drug combination of Actos and TAK-536, a therapeutic agent for hypertension developed by the company.
- A license for the sale of Duetact, a drug combining Actos and glimepiride, a sulfonylurea agent (SU agent) was acquired from the FDA in July this year.
- A license for the sale of Competact, a therapeutic agent for type II diabetes combining Actos and metformin, was acquired from the European Commission in July this year.
- Additional analysis results from the PROactive large-scale clinical study were announced publicly at the 15th Meeting of the World Congress of Cardiology in September this year. These analysis results confirmed that Actos reduces significantly the recurrence of cerebral embolism in patients with high-risk type II diabetes.
- In October this year, the European Committee for Medicinal Products for Human Use (CHMP) adopted an affirmative opinion recommending a license for sales of Tandemact, a drug combining Actos and glimepiride, a sulfonylurea agent (SU agent).

## In-licensing and alliances

- A licensing agreement was concluded in June this year with Affymax of the US for overseas development and marketing rights for Hematide, a therapeutic agent developed by Affymax for renal anemia and cancerous anemia. In combination with the licensing agreement concluded in February this year for Japan, with this agreement, the company acquired exclusive worldwide development and marketing rights.
- An in-licensing agreement was concluded in July this year with Galaxy Biotech, LLC for HuL2G7, a humanized anti-HGF (hepatocellular growth factor) antibody developed by Galaxy that blocks the activity of human HGF. The company has acquired exclusive development, manufacturing and marketing rights worldwide for the drug.
- The company acquired exclusive development and marketing rights for Japan and a number of Asian countries for XEN401, an analgesic, from Xenon Pharmaceuticals Inc. of Canada.

| Development Code (Generic Name) Brand Name (Country/ Region) | Drug Class | Efficacy/ Type | Country, Region | Stage of Development | In-House Product In-License Product |
|---|---|---|---|---|---|
| □ Lifestyle-Related Diseases | | | | | |
| **TCV-116 (candesartan cilexetil)** Blopress (Japan, Europe, Asia) Amias, Kenzen, etc. (Europe) | Angiotensin II receptor blocker | Combination with diuretic: hypertension | Japan<br>Europe | Under application ('02.12)<br>Phase III | In-house product |
| | | High dose | Japan | Phase III | |
| | | Critical prevention and suppression of progress of diabetic retinopathy (DIRECT) | Europe | Phase III | |
| **AD-4833 (pioglitazone hydrochloride)** Actos (Japan, USA, Europe, Asia) | Insulin resistance-improving drug | Actos/ metformin Sustained release combination drug | USA | Under application ('06.03) | In-house product |
| | | Actos/ metformin combination drug | Europe | Approved ('06.07) | |
| | | Actos/ SU combination drug | Europe | Under application ('05.07) | |
| | | Secondary prevention of macrovascular disorders in type II diabetes patients with cardiovascular disorders (PROactive) | Europe | Under application ('05.12) | |
| | | Suppression of progress of arteriosclerosis | USA | Phase III | |
| | | Actos/ TAK-536 combination drug | USA | Phase III | |
| | | Concomitant therapy with metformin | Japan | Phase III | |
| **AO-128 (voglibose)** Basen (Japan, Asia) | Disaccharide hydrolytic enzyme inhibitor | Impaired glucose tolerance (IGT) | Japan | Phase III | In-house product |
| **TAK-475 (Not decided)** | Squalene synthase inhibitor | Hyperlipidemia | USA<br>Europe<br>Japan | Phase III<br>Phase III<br>Phase I | In-house product |
| **TAK-428 (Not decided)** | Neurotrophic factor production accelerator | Diabetic neuropathy | USA<br>Europe | Phase II<br>Phase II | In-house product |
| **TAK-536 (azilsartan)** | Angiotensin II receptor blocker | Hypertension | USA<br>Europe<br>Japan | Phase II<br>Phase II<br>Phase I | In-house product |
| **LY333531 (ruboxistaurin)** | PKCβ inhibitor | Diabetic maculopathy | Japan | Phase II | In-license product (Eli Lilly) |
| **SYR-322 (Not decided)** | DPP-4 inhibitor | Diabetes | USA<br>Europe<br>Japan | Phase III<br>Phase III<br>Phase I | In-house product |
| **ATL-962 (cetilistat)** | Lipase inhibitor | Obesity | Japan | Phase II | In-license product (Alizyme) |
| **TAK-583 (Not decided)** | Neuropathic pain-improving drug | Postherpetic neuralgia | USA<br>Europe<br>Japan | Phase II<br>Phase II<br>Phase I | In-house product |
| | | Diabetic neuropathy | USA<br>Europe | Phase II<br>Phase II | |
| **TAK-491 (Not decided)** | Angiotensin II receptor blocker | Hypertension | USA<br>Europe | Phase II<br>Phase II | In-house product |

| Development Code (Generic Name) Brand Name (Country/ Region) | Drug Class | Efficacy/ Type | Country/ Region | Stage of Development | In-House Product In-License Product |
|---|---|---|---|---|---|
| ▯ Oncology and Urological Diseases | | | | | |
| **TAP-144-SR (leuprorelin acetate)** Leuplin (Japan), Lupron Depot (USA) Enantone, etc. (Europe, Asia) | LH-RH agonist | 6-month preparation: prostate cancer | Germany<br>Italy<br>France | Under application ('05.06)<br>Under application ('05.10)<br>Under application ('05.11) | In-house product |
| **EMD72000 (matuzumab)** | Humanized anti-EGFR antibody | Gastric cancer, non-small-cell lung cancer, colon cancer | USA<br>Europe<br>Japan | Phase II<br>Phase II<br>Phase II | In-license product (Merck KgaA) |
| **R-851 (Not decided)** | Immune response modifier | HPV (human papillomavirus) infection | USA | Phase II | In-license product (3M) |
| **AF37702 (Not decided)** | Erythropoietin receptor activator | Renal anemia, cancerous anemia | USA<br>Europe<br>Japan | Phase II<br>Phase II<br>Phase I | In-license product (Affymax) |
| ▯ Central Nervous System Diseases, Bone/ Joint Diseases | | | | | |
| **TAK-375 (ramelteon)** Rozerem (USA) | $MT_1$/ $MT_2$ receptor agonist | Insomnia | Japan<br>Europe | Phase III<br>Phase III | In-house product |
| | | Sleep/ awakening disorders (patients with Alzheimer's disease) | USA | Phase II | |
| | | Circadian rhythm sleep disorder | USA | Phase II | |
| **NE-58095 (risedronate)** Benet (Japan) | Bone resorption inhibitor | Once-a-week formulation | Japan | Under application ('04.12) | In-license product (Ajinomoto) |
| | | Paget's disease of bone | Japan | Phase III | |
| ▯ Gastroenterological Diseases | | | | | |
| **AG-1749 (lansoprazole)** Takepron (Japan, Asia) Prevacid (USA, Asia) Ogast, Agopton, Lansox, etc. (Europe) | Proton pump inhibitor | Helicobacter pylori Secondary sterilization | Japan | Under application ('06.08) | In-house product |
| | | Injectable solution: Upper gastrointestinal bleeding | Japan | Approved ('06.10) | |
| **TAK-242 (Not decided)** | TLR4 signal transduction inhibitor | Severe sepsis | Japan<br>USA<br>Europe | Phase III<br>Phase III<br>Phase III | In-house product |
| **TAK-390MR (Not decided)** | Proton pump inhibitor | Erosive esophagitis and non-erosive gastroesophageal reflux disease | USA<br>Japan | Phase III<br>Phase I | In-house product |
| **SPI-0211 (lubiprostone)** Amitiza (USA) | Chloride channel opener | Constipation-predominant irritable bowel syndrome | USA | Phase III | In-license product (Sucampo) |

Phase I (Phase I Trial): Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics
Phase II (Phase II Trial): Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration
Phase III (Phase III Trial): Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

## Interim Consolidated Balance Sheet (Unit: Hundred million yen)

| Assets | Current interim period ↓ | Previous period ↓ |
|---|---|---|
| Account item | Interim period, FY2006 As of 30th September 2006 | FY2005 As of 31st March 2006 |
| Assets | | |
| Current assets | 22,685 | 23,720 |
| Cash and cash equivalents | 4,097 | 4,507 |
| Accounts receivable | 2,650 | 2,367 |
| Marketable securities | 12,942 | 14,058 |
| Inventory assets | 1,009 | 983 |
| Deferred tax assets | 1,248 | 1,350 |
| Other current assets | 743 | 458 |
| Allowance for doubtful receivables | △ 3 | △ 3 |
| Fixed assets | 6,827 | 6,703 |
| Tangible fixed assets | 2,344 | 2,157 |
| Buildings and structures | 975 | 1,005 |
| Machinery and equipment | 386 | 426 |
| Land | 630 | 449 |
| Other assets | 352 | 277 |
| Intangible assets | 65 | 53 |
| Investments and other assets | 4,419 | 4,493 |
| Investment securities | 3,768 | 3,880 |
| Long-term loans receivable | 2 | 2 |
| Prepaid pension costs | 208 | 189 |
| Real estate for lease | 229 | 234 |
| Deferred tax assets | 148 | 126 |
| Other assets | 65 | 65 |
| Allowance for doubtful receivables | △ 1 | △ 2 |
| Total assets | 29,512 | 30,423 |

| Liabilities and Shareholders Equity | Current interim period ↓ | Previous period ↓ |
|---|---|---|
| Account item | Interim period, FY2006 As of 30th September 2006 | FY2005 As of 31st March 2006 |
| Liabilities | | |
| Current liabilities | 4,122 | 4,882 |
| Notes and accounts payable | 714 | 782 |
| Short-term debt | 52 | 54 |
| Accrued income tax, etc. | 1,170 | 1,519 |
| Accrued expenses | 1,055 | 1,251 |
| Reserve | 426 | 421 |
| Other liabilities | 706 | 854 |
| Fixed liabilities | 1,612 | 1,584 |
| Total liabilities | 5,734 | 6,467 |
| Minority interests | | |
| Minority interests | | 472 |
| Capital | | |
| Capital | | 635 |
| Capital surplus | | 496 |
| Retained earnings | | 20,622 |
| Unrealized gains on other marketable securities | | 1,718 |
| Foreign currency translation adjustments | | 42 |
| Treasury stock | | △ 30 |
| Total capital | | 23,484 |
| Total liabilities, minority interests and capital | | 30,423 |
| Net assets | | |
| Shareholders' equity | 21,492 | |
| Unrealized gains on marketable securities / foreign currency translation adjustments | 1,889 | |
| Minority interests | 397 | |
| Total net assets | 23,778 | |
| Total liabilities and net assets | 29,512 | |

## Interim Consolidated Statements of Income (Unit: Hundred million yen)

| Account item | Current interim period ↓<br>Interim period FY2006<br>1st April 2006 to 30th September 2006 | Previous interim period ↓<br>Interim period FY2005<br>1st April 2005 to 30th September 2005 |
|---|---|---|
| Net sales | 6,424 | 5,998 |
| Cost of sales | 1,390 | 1,415 |
| Gross profit on sales | 5,035 | 4,584 |
| Selling, general and administrative expenses (Including R&D costs) | 2,672<br>(962) | 2,431<br>(823) |
| Operating income | 2,362 | 2,152 |
| Non-operating income | 679 | 499 |
| Non-operating expenses | 51 | 57 |
| Ordinary gain | 2,990 | 2,594 |
| Extraordinary gain | 383 | 326 |
| Interim net income before taxes and minority interests | 3,373 | 2,920 |
| Corporation tax, residents' tax and enterprise tax | 1,759 | 1,088 |
| Minority interests | △ 23 | △ 19 |
| Interim net income | 1,591 | 1,813 |

## Interim Consolidated Statements of Cash Flow (Unit: Hundred million yen)

| Account item | Current interim period ↓<br>Interim period FY2006<br>1st April 2006 to 30th September 2006 | Previous interim period ↓<br>Interim period FY2005<br>1st April 2005 to 30th September 2005 |
|---|---|---|
| Cash flow from operating activities | 9 | 1,746 |
| Cash flow from investment activities | 2,170 | 672 |
| Cash flow from financial activities | △ 2,057 | △ 409 |
| Translation adjustments related to cash and cash equivalents, etc. | 77 | 358 |
| Increased value of cash and cash equivalents | 199 | 2,367 |
| Balance of cash and cash equivalents at the start of the period | 16,262 | 12,643 |
| Balance of cash and cash equivalents at the end of the period | 16,461 | 15,011 |

## Interim Consolidated Statements of Changes in Shareholders' Equity, etc. (Unit: Hundred million yen)

| Account item | Shareholders' equity | | | | | Unrealized gains on marketable securities / foreign currency translation adjustments, etc. | | | | Minority interests | Total net assets |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Capital | Capital surplus | Retained earnings | Treasury stock | Total share-holders' equity | Unrealized gains on other marketable securities | Deferred hedge gains and losses | Currency translation adjustment account | Unrealized gains on marketable securities / foreign currency translation adjustments | | |
| Balance as of 31st March 2006 | 635 | 496 | 20,622 | △30 | 21,724 | 1,718 | - | 42 | 1,761 | 472 | 23,956 |
| Change in value during the current interim period | | | | | | | | | | | |
| Distribution of surplus | | | △467 | | △467 | | | | | | △467 |
| Bonuses for directors | | | △3 | | △3 | | | | | | △3 |
| Interim net income | | | 1,591 | | 1,591 | | | | | | 1,591 |
| Treasury stock acquired | | | | △1,786 | △1,786 | | | | | | △1,786 |
| Treasury stock disposed | | △0 | △15 | 449 | 434 | | | | | | 434 |
| Change in value during the current interim period in account items other than shareholders' equity | | | | | - | 45 | △7 | 91 | 128 | △75 | 53 |
| Total change in value during the current interim period | - | △0 | 1,105 | △1,337 | △231 | 45 | △7 | 91 | 128 | △75 | △178 |
| Balance as of 30th September 2006 | 635 | 496 | 21,728 | △1,367 | 21,492 | 1,763 | △7 | 133 | 1,889 | 397 | 23,778 |

## Interim Balance Sheet (Unit: Hundred million yen)

| Assets | Current interim period ↓ | Previous period ↓ |
|---|---|---|
| Account item | Interim period, FY2006<br>As of 30th September 2006 | FY2005<br>As of 31st March 2006 |
| Assets | | |
| Current assets | 10,472 | 12,067 |
| Cash and cash equivalents | 1,805 | 2,134 |
| Accounts receivable | 1,929 | 1,622 |
| Marketable securities | 4,847 | 6,350 |
| Inventory assets | 641 | 622 |
| Deferred tax assets | 997 | 1,067 |
| Other current assets | 253 | 272 |
| Fixed assets | 9,609 | 9,508 |
| Tangible fixed assets | 1,023 | 1,055 |
| Buildings and structures | 590 | 607 |
| Machinery and equipment | 187 | 207 |
| Land | 208 | 208 |
| Other assets | 38 | 32 |
| Investments and other assets | 8,586 | 8,453 |
| Investment securities | 2,522 | 2,573 |
| Investment in stocks of affiliated companies | 5,063 | 4,898 |
| Prepaid pension costs | 208 | 189 |
| Real estate for lease | 229 | 234 |
| Other assets | 564 | 561 |
| Allowance for doubtful receivables | △1 | △1 |
| Total assets | 20,081 | 21,575 |

| Liabilities and Shareholders Equity | Current interim period ↓ | Previous period ↓ |
|---|---|---|
| Account item | Interim period, FY2006<br>As of 30th September 2006 | FY2005<br>As of 31st March 2006 |
| Liabilities | | |
| Current liabilities | 2,779 | 3,427 |
| Notes and accounts payable | 529 | 523 |
| Accrued liabilities and expenses | 1,020 | 1,158 |
| Accrued income tax, etc. | 808 | 1,336 |
| Reserve | 307 | 308 |
| Other liabilities | 115 | 102 |
| Fixed liabilities | 739 | 864 |
| Total liabilities | 3,518 | 4,291 |
| Capital | | |
| Capital | | 635 |
| Capital surplus | | 496 |
| Retained earnings | | 14,872 |
| Unrealized gains on other marketable securities | | 1,309 |
| Treasury stock | | △28 |
| Total capital | | 17,284 |
| Total liabilities and capital | | 21,575 |
| Net assets | | |
| Shareholders' equity | 15,278 | |
| Unrealized gains on marketable securities / foreign currency translation adjustments | 1,284 | |
| Total net assets | 16,562 | |
| Total liabilities and net assets | 20,081 | |

## Interim Statements of Income (Unit: Hundred million yen)

| Account item | Current interim period ↓<br>Interim period FY2006<br>1st April 2006 to 30th September 2006 | Previous interim period ↓<br>Interim period FY2005<br>1st April 2005 to 30th September 2005 |
|---|---|---|
| Net sales | 4,320 | 4,248 |
| Cost of sales | 1,103 | 1,041 |
| Gross profit on sales | 3,217 | 3,207 |
| Selling, general and administrative expenses | 1,431 | 1,329 |
| Operating income | 1,785 | 1,878 |
| Non-operating income | 330 | 208 |
| Non-operating expenses | 41 | 38 |
| Ordinary gain | 2,074 | 2,048 |
| Extraordinary gain | 292 | 381 |
| Interim net income before tax | 2,366 | 2,429 |
| Corporation tax, residents' tax and enterprise tax | 1,234 | 872 |
| Interim net income | 1,132 | 1,556 |

## (Reference) Sales by Business Sector (Unit: Hundred million yen)

| Business sector | Current interim period ↓<br>Interim period FY2006<br>1st April 2006 to 30th September 2006 | Previous interim period ↓<br>Interim period FY2005<br>1st April 2005 to 30th September 2005 |
|---|---|---|
| Ethical drugs | 3,979 | 3,884 |
| Healthcare | 289 | 322 |
| Vitamins | 41 | 42 |
| Total | 4,320 | 4,248 |

## Interim Statements of Changes in Shareholders' Equity, etc. (Unit: Hundred million yen)

| Account item | Shareholders' equity | | | | | Unrealized gains on marketable securities / foreign currency translation adjustments, etc. | | | Total net assets |
|---|---|---|---|---|---|---|---|---|---|
| | Capital | Capital surplus | Retained earnings | Treasury stock | Total share-holders' equity | Unrealized gains on other marketable securities | Deferred hedge gains and losses | Unrealized gains on marketable securities / foreign currency translation adjustments | |
| Balance as of 31st March 2006 | 635 | 496 | 14,872 | △28 | 15,975 | 1,309 | - | 1,309 | 17,284 |
| Change in value during the current interim period | | | | | | | | | |
| Distribution of surplus | | | △471 | | △471 | | | | △471 |
| Bonuses for directors | | | △2 | | △2 | | | | △2 |
| Interim net income | | | 1,132 | | 1,132 | | | | 1,132 |
| Treasury stock acquired | | | | △1,790 | △1,790 | | | | △1,790 |
| Treasury stock disposed | | △0 | △15 | 449 | 434 | | | | 434 |
| Change in value during the current interim period in account items other than shareholders' equity | | | | | - | △17 | △8 | △5 | △25 |
| Total change in value during the current interim period | - | △0 | 644 | △1,341 | △697 | △17 | △8 | △25 | △722 |
| Balance as of 30th September 2006 | 635 | 496 | 15,515 | △1,369 | 15,278 | 1,292 | △8 | 1,284 | 16,562 |

# Topics

## New Company Premises Completed at TPNA

Takeda Pharmaceuticals North America, Inc. (TPNA), a 100% subsidiary of the company, held a ceremony on 20th October to celebrate the completion of the new company premises in Deerfield, eastern Chicago. Roughly 800 employees of TPNA and Takeda Global Research and Development Center, Inc. (TGR&D), the company responsible for Takeda R&D functions in the USA, have moved into the two main buildings at the site. The roles and responsibilities taken on by TPNA and TGR&D as the marketing and development bases for the Takeda Group in the USA, the biggest pharmaceutical market in the world, are growing ever bigger.
Following on from Actos, the therapeutic agent for type II diabetes released in 1999, TPNA released Rozerem, a therapeutic agent for insomnia, in September last year, and also Amitiza, a therapeutic agent for chronic idiopathic constipation created and developed by Sucampo Pharmaceuticals, Inc., and in-licensed from that company to strengthen product line-up. Takeda will take advantage of the completion of the new company premises to further strengthen the company's presence in the USA.

## Establishment of the New Research Center

Takeda integrated its research functions in Osaka City, Osaka Prefecture, and Tsukuba City, Ibaragi Prefecture, in October this year, and has decided to open a new research center in Fujisawa City, Kanagawa Prefecture, aiming at initiating research in fiscal 2010.
In the basic policies outlined in the 06-10 Mid Term Plan initiated this fiscal year, the recovery of Takeda's drug discovery capabilities through in-house R&D is the most important management issue in achieving steady growth through global business development.
In order to bring about the realization of the global pharmaceutical company of Japanese origin that Takeda aims at becoming, the company will invest management resources concentrating on areas such as the development of infrastructure for global research. The establishment of a corporate framework capable of continuously releasing new products based on in-house R&D from 2011 onwards is a matter of urgent necessity.
By integrating and restructuring scattered R&D functions for drug discovery, Takeda is

aiming at unification of domestic research bases. The company intends to create a vigorous, dynamic research framework that is attractive to research institutions and researchers both inside and outside the company and domestically and overseas, to actualize world top-level drug discovery research.

## Others

### Takeda No.1 Overall in the FY2006 Nikkei Corporate Excellence Ranking

Takeda was ranked first overall in the FY2006 Nikkei Corporate Excellence Ranking organized by the Nihon Keizai Shimbun.

The newspaper ranked 2,326 corporations from among those listed on Japanese stock exchanges, excluding financial institutions and others. The items evaluated this year were corporate scale, profitability, safety and growth potential.

The company's healthily increasing sales of in-house ethical drugs, both in Japan and overseas, and the accompanying strength of profitability, led to high marks.

| Position | Company | Total points | Corporate scale | Profitability | Safety | Growth potential |
|---|---|---|---|---|---|---|
| 1st | Takeda Pharmaceutical | 1,000 | 89 | 70 | 83 | 52 |
| 2nd | Fanuc | 968 | 78 | 73 | 97 | 53 |
| 3rd | NTT DoCoMo | 950 | 92 | 77 | 59 | 39 |
| 4th | Toyota Automobile | 933 | 100 | 55 | 51 | 53 |
| 5th | Canon | 930 | 91 | 63 | 63 | 53 |
| 6th | Astellas | 927 | 86 | 56 | 71 | 70 |
| 7th | Keyence | 914 | 66 | 82 | 96 | 56 |
| 8th | Honda | 897 | 95 | 58 | 48 | 53 |
| 9th | Shin-Etsu Chemical | 896 | 86 | 61 | 68 | 53 |
| 10th | Nintendo | 889 | 74 | 72 | 94 | 40 |

### Support for the 2006 Chicago Marathon

Takeda and TPNA provided support for the 2006 Chicago Marathon, held on 22nd October. The Chicago Marathon, run this year for the 29th time, is famous as one of the biggest marathon races in the world, with more than 40,000 people participating. The Chicago Marathon is one of the events constituting the World Marathon Majors,* also known as the marathon version of the Grand Slam, which started this year.

Support for the marathon, held in Chicago, Takeda's marketing and development base in the USA, is a new effort for the company in sports promotion and is also aimed at contributing to the development of local society through energetic social action programs.

• World Marathon Majors

The World Marathon Majors are an attempt to decide the best overall marathon runners by awarding points for results in consecutive marathon events held over 2 years. The marathons that make up the World Marathon Majors series are the big races held in 5 of the great cities of the world – Boston, London, Berlin, Chicago and New York – plus the Olympics and the World Championships. Also known as the marathon version of the Grand Slam, the Boston Marathon held on 17th April this year was the first race run in the new competition.

# Takeda Overview (As of 1st October 2006)

## Overview

| | |
|---|---|
| Date of Incorporation | January 1925 |
| Paid-In Capital | ¥63.5 billion |
| Number of Employees | 5,792 (non-consolidated) |
| Head Office | 1-1, Doshomachi 4-Chome<br>Chuo-ku, Osaka 540-8645, Japan |
| Tokyo Head Office | 12-10, Nihonbashi 2-Chome<br>Chuo-ku, Tokyo 103-8668, Japan |
| Branches | Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch |
| Factories | Osaka Plant, Hikari Plant |
| Research Centers | Exploratory Research Center, Bio-Pharmaceutical Laboratory, Chemical Research Laboratory, No.1 Drug Discovery Laboratory, No.3 Drug Discovery Laboratory, R&D Center, Pharmaceutical Laboratory, Drug Formulation Technology Laboratory, Development Analysis Laboratory, Health Science Laboratory (all in Osaka City)<br>Development Laboratory, No.2 Drug Discovery Laboratory (both in Tsukuba City), Biotechnology Laboratory (Hikari City) |

Takeda also has offices in major cities nationwide apart from the above.

## Board of Directors and Auditors

| | |
|---|---|
| Chairman of the Board | Kunio Takeda |
| President | Yasuchika Hasegawa |
| Managing Director (General Manager, Pharmaceutical Marketing Division) | Makoto Yamaoka |
| Managing Director (Special Appointment) Hiroshi Akimoto, Ph.D. | Hiroshi Akimoto |
| Managing Director (General Manager, Strategic Product Planning Department) | Kiyoshi Kitazawa, Ph.D. |
| Director (General Manager, Legal Department) | Hiroshi Shinha |
| Director (General Manager, Corporate Communications Department) | Toyotsugu Yoshida |
| Full-Time Corporate Auditor | Yuzuru Takagi |
| Corporate Auditor (Attorney) | Kiyoshi Taura |
| Corporate Auditor (American Certified Public Accountant) | Yoichi Asakawa |
| Corporate Auditor (Attorney) | Tadashi Ishikawa |

(Note) The auditors Kiyoshi Taura, Yoichi Asakawa, and Tadashi Ishikawa are external auditors as stipulated in Article 2.16 of the Company Law.

## Corporate Officers

| | |
|---|---|
| Yasuhiko Yamanaka | (General Manager, Corporate Strategy and Planning Department) |
| Tsudoi Miyoshi | (General Manager, Human Resources Department) |
| Hiroshi Takahara | (General Manager, Finance & Accounting Department) |
| Hiroaki Ogata | (General Manager, Global Licensing & Business Department) |
| Tsutomu Miura | (General Manager, Ethical Products Marketing Department) |
| Hiroshi Sakiyama | (General Manager, Tokyo Branch, Pharmaceutical Marketing Department) |
| Teruo Sakurada | (General Manager, Osaka Branch, Pharmaceutical Marketing Department) |
| Naohisa Takeda | (General Manager, Department of Europe and Asia) |
| Hiroshi Otsuki, Ph.D. | (President, Consumer Healthcare Company) |

## Takeda Global Network

**USA**

(1) Takeda America Holdings, Inc.
(2) Takeda Research Investment, Inc.
(3) Takeda San Diego, Inc.
(4) Takeda Pharmaceuticals North America, Inc.
(5) Takeda Global Research & Development Center, Inc.
(6) TAP Pharmaceutical Products, Inc.

**Europe**

(1) Takeda Global Research & Development Center (Europe) Ltd. (UK)
(2) Laboratoires Takeda (France)
(3) Takeda UK Limited
(4) Takeda Italia Farmaceutici S.pA.
(5) Takeda Pharma GmbH (Germany)
(6) Takeda Pharma Ges.m.b.H (Austria)
(7) Takeda Pharma AG (Switzerland)
(8) Takeda Ireland Limited
(9) Takeda Pharma Ireland Limited

**Asia**

(1) Takeda Pharmaceutical Company Limited
(2) Tianjin Takeda Pharmaceuticals Co., Ltd.
(3) Takeda Chemical Industries (Taiwan), Ltd.
(4) Boie-Takeda Chemicals, Inc.
(5) Takeda (Thailand), Ltd.
(6) P.T. Takeda Indonesia

# Stock Information

## Stock Information (As of 30th September 2006)

- Number of shareholders

**102,946**

- Number of shares

**889,272,395**

- Big shareholders

| Shareholder | No. of shares held (1000) | % of shares outstanding |
|---|---|---|
| Japan Trustee Services Bank, Ltd. (trust account) | 58,351 | 6.56 |
| Nippon Life Insurance Company | 56,400 | 6.34 |
| The Master Trust Bank of Japan, Ltd. (trust account) | 44,398 | 4.99 |
| State Street Trust & Banking Co., Ltd. 505103 | 21,421 | 2.41 |
| The Chase Manhattan N.A. London | 20,715 | 2.33 |
| Dai-ichi Life Mutual Insurance Company | 19,029 | 2.14 |
| Takeda Science Foundation | 17,912 | 2.01 |
| The Chase Manhattan N.A. London S.L. Omnibus Account | 14,127 | 1.59 |
| BNP PARIBAS Securities (Japan) Limited | 12,576 | 1.41 |
| MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION | 9,510 | 1.07 |

* The figure is not included in the table above, but Takeda holds 22,126,000 shares (2.49% of shares outstanding).

## Stock Information

| | |
|---|---|
| Fiscal Year | 1st April to 31st March each year |
| Ordinary General Meeting of Shareholders | June each year |
| Reference Dates | Ordinary general meeting of shareholders 31st March each year<br>Term-end dividend 31st March each year<br>Interim dividend 30th September each year |
| Share Trading Unit | 100 shares |

| | |
|---|---|
| Administrator of the Shareholders' Register | Mitsubishi UFJ Trust and Banking Corporation<br>4-5, Marunouchi 1-Chome<br>Chiyoda-ku, Tokyo 100-8212, Japan |
| Mitsubishi UFJ Osaka Office (All References) | Osaka Stock Transfer Agency<br>Mitsubishi UFJ Trust and Banking Corporation<br>6-3, Fushimi-machi 3-Chome<br>Chuo-ku, Osaka 541-8502, Japan<br>Tel: 0120-094-777 (Free Call) |
| Procedural Form Requests | Tel: 0120-244-479 (Head Office Stock Transfer Agency)<br>(Free Call) 0120-684-479 (Osaka Stock Transfer Agency)<br>Internet<br>(Mitsubishi UFJ Trust and Banking Corporation Homepage)<br>http://www.tr.mufg.jp/daikou/<br>• Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above. |
| Other Offices | Mitsubishi UFJ Trust and Banking Corporation offices nationwide<br>Nomura Securities Co., Ltd. offices nationwide |
| Method for Public Announcements | Electronic announcements<br>Listed at:<br>http://www.takeda.co.jp/invest-info/koukoku/index.html<br>However, in cases of accident or other unavoidable reason in which it is not possible to make a public announcement electronically, announcements will be made in the Nihon Keizai Shimbun. |

□ Additional purchases/ disposals of fractional shares

It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete 1 share unit (100 shares) or to request the purchase of the fractional shares (by the company). Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

□ Methods for Receiving Dividend Payments

Shareholders may use any of the following methods to receive a dividend payment from the company.

(1) Receipt via Post Office transfer payment notice
(2) Receipt via Post Office savings account automatic transfer receipt
(3) Receipt via bank deposit account automatic transfer receipt

- Customers who receive dividends using a Post Office transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
- Please contact one of the offices listed above if you are a shareholder and wish to change your method for receiving dividend payments.

**Information relating to Takeda Pharmaceutical may be browsed at the following address:**

http://www.takeda.co.jp/

*END*